As filed with the Securities and Exchange Commission on July 20, 2009
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BFC Financial Corporation
(Exact name of Registrant as specified in its charter)

Florida	6035	59-2022148
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(954) 940-4900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Alan B. Levan
Chairman, Chief Executive Officer and President
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alison W. Miller Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street, Suite 2200 Miami, Florida 33130 (305) 789-3200	Stephen K. Roddenberry Akerman Senterfitt, P.A. One Southeast Third Avenue 25th Floor Miami, Florida 33131-1714 (305) 374-5600	Seth M. Wise President Woodbridge Holdings Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309 (954) 940-4950

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the effectiveness of this Registration Statement, the satisfaction or waiver of the other conditions to closing the merger described herein and the consummation of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered(1)	Registered(2)	Price per Unit	Offering Price(3)	Fee
Class A Common Stock, par value $0.01 per share	44,769,038	N/A	$13,030,758	$727.12

(1)	This registration statement relates to Class A Common Stock, par value $0.01 per share (“BFC Class A Common Stock”), of BFC Financial Corporation (“BFC” or the “registrant”) issuable to holders of Class A Common Stock, par value $0.01 per share (“Woodbridge Class A Common Stock”), of Woodbridge Holdings Corporation (“Woodbridge”), pursuant to the proposed merger (the “Merger”) of Woodbridge with and into WDG Merger Sub, LLC, a wholly owned subsidiary of BFC (“Merger Sub”).
(2)	Based on the number of shares of BFC Class A Common Stock which may be issued in connection with the Merger, calculated as the product of (i) the number of outstanding shares of Woodbridge Class A Common Stock (other than shares owned by BFC) and (ii) an exchange ratio of 3.47 shares of BFC Class A Common Stock for each share of Woodbridge Class A Common Stock (other than shares owned by BFC).
(3)	Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act of 1933, as amended (the “Securities Act”), and solely for purposes of calculating this registration fee, the proposed maximum aggregate offering price is equal to the product of (i) $1.01, the average of the high and low prices per share of Woodbridge Class A Common Stock on July 13, 2009, as quoted on the Pink Sheets Electronic Quotation Service, and (ii) the number of outstanding shares of Woodbridge Class A Common Stock (other than shares owned by BFC).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED JULY 20, 2009

JOINT PROXY STATEMENT/PROSPECTUS

Dear Shareholders:

On July 2, 2009, BFC Financial Corporation and Woodbridge Holdings Corporation entered into a definitive merger agreement. Subject to the terms and conditions of the merger agreement, Woodbridge will be merged with and into a wholly owned subsidiary of BFC, and holders of Woodbridge’s Class A Common Stock (other than BFC and holders who exercise and perfect their appraisal rights) will receive, in consideration for each share of such stock they own, 3.47 shares of BFC’s Class A Common Stock. BFC will not issue fractional shares of its Class A Common Stock in the merger, but instead, the aggregate number of shares of BFC’s Class A Common Stock to which holders of Woodbridge’s Class A Common Stock will be entitled to receive will be rounded up to the next largest whole number. BFC’s Class A Common Stock is traded on the Pink Sheets Electronic Quotation Service under the symbol “BFCF.PK,” and Woodbridge’s Class A Common Stock is traded on the Pink Sheets Electronic Quotation Service under the symbol “WDGH.PK.” On          , 2009, the last trading day before the date of this joint proxy statement/prospectus, the closing price of BFC’s Class A Common Stock was $      per share, and the closing price of Woodbridge’s Class A Common Stock was $      per share.

The merger is conditioned upon, among other things, the approval of each of BFC’s and Woodbridge’s shareholders. BFC will hold a special meeting of its shareholders on          , 2009 at           [a.m./p.m.], local time, at          . At the meeting, BFC’s shareholders will be asked to consider and vote upon a proposal to approve the merger and the related transactions.

In addition, Woodbridge will hold its annual meeting of shareholders on          , 2009 at           [a.m./p.m.], local time, at          . At the meeting, Woodbridge’s shareholders will be asked (i) to approve the merger agreement, (ii) to elect three directors to Woodbridge’s board of directors to serve until the earlier of Woodbridge’s 2012 annual meeting of shareholders and the consummation of the merger and (iii) to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

YOUR VOTE IS VERY IMPORTANT.  Whether or not you plan to attend the meeting of the company of which you are a shareholder, please take the time to vote by completing, signing, dating and returning the accompanying proxy card in the enclosed self-addressed stamped envelope or otherwise transmitting your voting instructions as described on the enclosed proxy card as soon as possible. If you hold your shares in “street name,” you should instruct your broker how to vote in accordance with the voting instruction form to be provided to you by your broker.

This joint proxy statement/prospectus provides detailed information concerning the merger and the merger agreement as well as the director election proposal to be considered at Woodbridge’s annual meeting. Additional information regarding BFC and Woodbridge has been filed with the Securities and Exchange Commission and is publicly available. BFC and Woodbridge encourage you to read carefully this entire joint proxy statement/prospectus, including all annexes.

The board of directors of BFC determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of BFC and its shareholders and, accordingly, has approved the merger agreement and the transactions contemplated thereby and recommends that BFC’s shareholders vote “FOR” the approval of the merger and the related transactions.

Following receipt of a recommendation in favor of the merger by a special committee comprised of Woodbridge’s independent directors, the board of directors of Woodbridge determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Woodbridge’s shareholders and, accordingly, has approved the merger agreement and the transactions contemplated thereby and recommends that Woodbridge’s shareholders vote “FOR” the approval of the merger agreement.

Alan B. Levan Chairman, Chief Executive Officer and President BFC Financial Corporation	Seth M. Wise President Woodbridge Holdings Corporation

For a discussion of significant matters that should be considered before voting at the meetings, please read the section entitled “Risk Factors” beginning on page   .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of BFC’s Class A Common Stock which may be issued in connection with the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated          , 2009 and is first being mailed to shareholders of BFC and Woodbridge on or about          , 2009.

BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on          , 2009

To the shareholders of BFC Financial Corporation:

Notice is hereby given that a special meeting of shareholders of BFC Financial Corporation will be held at           on          , 2009 commencing at           [a.m./p.m.], local time, solely to consider and vote upon a proposal to approve the merger of Woodbridge Holdings Corporation with and into a wholly-owned subsidiary of BFC pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of July 2, 2009, by and among BFC, Woodbridge and WDG Merger Sub, LLC, a wholly-owned subsidiary of BFC, as well as the transactions related to the merger, including the amendment of BFC’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of BFC’s Class A Common Stock from 100,000,000 shares to 150,000,000 shares.

Only holders of record of BFC’s Class A Common Stock and Class B Common Stock as of the close of business on          , 2009 are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

The joint proxy statement/prospectus accompanying this notice explains the merger and the related transactions. Please carefully review the joint proxy statement/prospectus, including the merger agreement and the Form of Articles of Amendment to BFC’s Amended and Restated Articles of Incorporation, which are attached thereto as Annexes A and D, respectively.

The merger and the related transactions cannot be completed unless they are approved at the meeting. The board of directors of BFC has determined that the merger and the related transactions are advisable, fair to and in the best interests of BFC and its shareholders and, accordingly, has approved and recommends that BFC’s shareholders vote “FOR” the merger and the related transactions.

BFC’s shareholders are urged to please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the enclosed proxy card as soon as possible, whether or not you plan to attend the meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the joint proxy statement/ prospectus. Any shareholder of record present at the meeting, including any adjournment or postponement thereof, may revoke his, her or its proxy and vote personally at the meeting.

By order of the board of directors,

Alan B. Levan
Chairman, Chief Executive Officer and President

Fort Lauderdale, Florida
          , 2009

Woodbridge Holdings Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on          , 2009

To the shareholders of Woodbridge Holdings Corporation:

Notice is hereby given that the annual meeting of shareholders of Woodbridge Holdings Corporation will be held at           on          , 2009 commencing at           [a.m./p.m.], local time, for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 2, 2009, by and among Woodbridge, BFC Financial Corporation and WDG Merger Sub, LLC, a wholly-owned subsidiary of BFC, pursuant to which Woodbridge will merge with and into a wholly owned subsidiary of BFC and each outstanding share of Woodbridge’s Class A Common Stock (other than shares owned by BFC and holders who assert and exercise their appraisal rights) will be converted into the right to receive 3.47 shares of BFC’s Class A Common Stock.

2. To consider and vote upon a proposal to elect three directors to Woodbridge’s board of directors to serve until the earlier of Woodbridge’s 2012 annual meeting of shareholders and the consummation of the merger described above.

3. To transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

Only holders of record of Woodbridge’s Class A Common Stock and Class B Common Stock as of the close of business on          , 2009 are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the merger as well as the director election proposal to be considered at the meeting. Please carefully review the joint proxy statement/prospectus, including the merger agreement attached thereto as Annex A.

The merger and the other transactions contemplated by the merger agreement cannot be completed unless the merger agreement is approved at the meeting. The board of directors of Woodbridge has determined that the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Woodbridge’s shareholders and, accordingly, has approved the merger agreement and the transactions contemplated thereby and recommends that Woodbridge’s shareholders vote “FOR” the approval of the merger agreement.

Woodbridge’s shareholders are urged to please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the enclosed proxy card as soon as possible, whether or not you plan to attend the meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the joint proxy statement/ prospectus. Any shareholder of record present at the meeting, including any adjournment or postponement thereof, may revoke his, her or its proxy and vote personally at the meeting.

By order of the board of directors,

Seth M. Wise
President

Fort Lauderdale, Florida
          , 2009

Annex A	Agreement and Plan of Merger
Annex B	Opinion of JMP Securities LLC
Annex C	Opinion of Allen C. Ewing & Co.
Annex D	Form of Articles of Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation
Annex E	Form of By-laws of BFC Financial Corporation, as Proposed to be Amended
Annex F	Appraisal Rights Statutes under the Florida Business Corporation Act

This document, which forms part of a Registration Statement on Form S-4 filed with the Securities and Exchange Commission by BFC, constitutes a prospectus of BFC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of BFC’s Class A Common Stock to be issued to the holders of Woodbridge’s Class A Common Stock in connection with the merger. This document also constitutes (i) a joint proxy statement of BFC and Woodbridge under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (ii) a notice of meeting with respect to the special meeting of BFC’s shareholders, at which BFC’s shareholders will consider and vote upon the merger and the related transactions and (iii) a notice of meeting with respect to Woodbridge’s 2009 annual meeting of shareholders, at which Woodbridge’s shareholders will consider and vote upon, among other proposals, the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed merger?

A:	On July 2, 2009, BFC Financial Corporation (“BFC”) and Woodbridge Holdings Corporation (“Woodbridge”) entered into the Agreement and Plan of Merger (the “merger agreement”) that is described in this joint proxy statement/prospectus. See “The Merger Agreement” beginning on page . A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

Subject to the terms and conditions of the merger agreement, Woodbridge will be merged with and into WDG Merger Sub, LLC, a wholly owned subsidiary of BFC (“Merger Sub”), with Merger Sub surviving and remaining a wholly owned subsidiary of BFC (the “merger”).

Q:	Why am I being asked to vote on the merger?

A:	In accordance with BFC’s Amended and Restated Articles of Incorporation, the merger cannot be completed unless it is approved by BFC’s shareholders. Further, under the Florida Business Corporation Act (the “FBCA”), the related amendment to BFC’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of BFC’s Class A Common Stock from 100,000,000 shares to 150,000,000 shares requires the approval of BFC’s shareholders. Accordingly, at the special meeting of BFC’s shareholders, BFC’s shareholders will be asked to approve the merger and the related transactions, including the amendment to BFC’s Amended and Restated Articles of Incorporation increasing the number of authorized shares of BFC’s Class A Common Stock from 100,000,000 shares to 150,000,000 shares.

In addition, under the FBCA, the merger cannot be completed unless Woodbridge’s shareholders approve the merger agreement. As a result, at Woodbridge’s annual meeting of shareholders, Woodbridge’s shareholders will be asked, among other proposals, to approve the merger agreement.

See “Questions and Answers About the BFC Special Meeting” beginning on page and “Questions and Answers About the Woodbridge Annual Meeting” beginning on page for a discussion about the voting rights and voting procedures with respect to, and the shareholder vote required to approve, the merger and the related transactions and the merger agreement, as applicable.

Q:	What will Woodbridge’s shareholders receive in the merger?

A:	Other than BFC, whose shares of Woodbridge’s Class A Common Stock and Class B Common Stock will be canceled in connection with the merger, and holders of Woodbridge’s Class A Common Stock who exercise and perfect their appraisal rights, each holder of Woodbridge’s Class A Common Stock will be entitled to receive 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock owned by such holder at the effective time of the merger. BFC will not issue fractional shares of its Class A Common Stock in the merger, but instead, the aggregate number of shares of BFC’s Class A Common Stock to which holders of Woodbridge’s Class A Common Stock will be entitled to receive will be rounded up to the next largest whole number. On July 2, 2009, the last trading day before the public announcement of the merger agreement, and on , 2009, the last trading day before the date of this joint proxy statement/prospectus, the closing price of BFC’s Class A Common Stock, as quoted on the Pink Sheets Electronic Quotation Service (the “Pink Sheets”), was $0.40 per share and $ per share, respectively. On July 2, 2009 and on , 2009, the closing price of Woodbridge’s Class A Common Stock, as quoted on the Pink Sheets, was $1.10 per share and $ per share, respectively. Shareholders of both companies are encouraged to obtain current market quotations prior to voting their shares.

Q:	What will happen to restricted stock awards of shares of Woodbridge’s Class A Common Stock and options to purchase shares of Woodbridge’s Class A Common Stock?

A:	At the effective time of the merger, BFC will assume Woodbridge’s 2003 Stock Incentive Plan, and all restricted stock awards of shares of Woodbridge’s Class A Common Stock outstanding at the effective time of the merger will be converted automatically into restricted stock awards of shares of BFC’s Class A Common Stock on the same terms and conditions and with the same restrictions, but with appropriate

v

adjustments made to the number of shares of BFC’s Class A Common Stock covered by the new restricted stock awards based on the exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock.

All options to purchase shares of Woodbridge’s Class A Common Stock outstanding at the effective time of the merger will be canceled in connection with the merger, and the holders thereof will not receive any consideration as a result of such cancellation. In agreeing to this treatment of Woodbridge’s options, Woodbridge’s special committee and board of directors considered the fact that, as of the date of the merger agreement, all such options were, and, for the foreseeable future, all such options are expected to be, “out-of-the-money” with exercise prices greatly exceeding the current market price of Woodbridge’s Class A Common Stock.

Q:	What will BFC’s shareholders receive in connection with the merger?

A:	BFC’s shareholders will not receive any consideration in connection with the merger. Each share of BFC’s Class A Common Stock and Class B Common Stock outstanding immediately prior to the merger will remain outstanding as a share of BFC’s Class A Common Stock and Class B Common Stock, respectively, immediately following the merger.

Q:	Will there be restrictions on the transfer of the shares of BFC’s Class A Common Stock to be issued in the merger?

A:	The shares of BFC’s Class A Common Stock to be issued in the merger will be freely tradeable unless you are an affiliate of Woodbridge or BFC within the meaning of the federal securities laws. This will generally be the case only if you are a director, executive officer or holder of 10% or more of Woodbridge’s or BFC’s outstanding common stock.

Q:	What are the material federal income tax consequences of the merger to Woodbridge’s shareholders?

A:	The merger has been structured to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, holders of Woodbridge’s Class A Common Stock should not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Woodbridge’s Class A Common Stock for shares of BFC’s Class A Common Stock.

As described in further detail below, holders of Woodbridge’s Class A Common Stock have the right to assert and exercise appraisal rights with respect to the merger and obtain payment in cash for the value of their shares. The receipt of cash in exchange for shares of Woodbridge’s Class A Common Stock will be a taxable transaction.

Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder will depend in part on such shareholder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Q:	Does the board of directors of Woodbridge recommend the approval of the merger agreement?

A:	Yes. The board of directors of Woodbridge designated a special committee comprised of independent directors (the “Woodbridge special committee”) to, among other things, negotiate, review and evaluate the terms and conditions, and determine the advisability of the merger. After such negotiation, review and evaluation, the Woodbridge special committee determined that the merger is advisable, fair to and in the best interests of Woodbridge’s shareholders. On the basis of such determination, the Woodbridge special committee recommended that the full board of directors of Woodbridge approve the merger agreement and the merger on the terms and conditions set forth in the merger agreement and recommend to the shareholders of Woodbridge that they approve the merger agreement. In arriving at its determination, the Woodbridge special committee consulted with certain members of Woodbridge’s senior management and its legal and financial advisors and considered the factors described under “The Merger — Recommendation of the Woodbridge Board and its Reasons for the Merger.”

After careful consideration of the recommendation of the Woodbridge special committee and careful evaluation and consideration of the merger agreement and the transactions contemplated thereby, the board of directors of Woodbridge determined that the merger agreement and the merger are advisable, fair to and in the best interests of Woodbridge’s shareholders. Accordingly, the board of directors of Woodbridge approved the merger agreement and the transactions contemplated thereby, including the merger, and recommends that Woodbridge’s shareholders vote “FOR” the approval of the merger agreement. In arriving at its determination, the Woodbridge board of directors also considered the factors described under “The Merger — Recommendation of the Woodbridge Board and its Reasons for the Merger.”

Q:	Does the board of directors of BFC recommend the approval of the merger?

A:	Yes. After careful evaluation and consideration of the merger agreement and the transactions contemplated thereby, the board of directors of BFC determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC approved the merger agreement and the transactions contemplated thereby and recommends that BFC’s shareholders vote “FOR” the merger. In arriving at this determination, the board of directors of BFC also consulted with certain members of BFC’s senior management and BFC’s legal and financial advisors and considered the factors described under “The Merger — Recommendation of the BFC Board and its Reasons for the Merger.”

Q:	How do Woodbridge and BFC expect to conduct their respective businesses until the merger is completed and after the merger is completed?

A:	Both Woodbridge and BFC expect to, and have agreed in the merger agreement to, conduct their respective businesses prior to the effective time of the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans. With respect to Woodbridge, this may include, among other things, the continued pursuit of investments and acquisitions within or outside of the real estate industry and providing support to its existing investments, including additional investments in affiliates such as Bluegreen Corporation (“Bluegreen”), among others. Further, BFC expects to continue providing support for its controlled subsidiaries with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its controlled subsidiaries such as BankAtlantic Bancorp, Inc. (“BankAtlantic Bancorp”).

In addition, BFC expects that both it and Woodbridge (as a wholly owned subsidiary of BFC) will continue to conduct their respective businesses following the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans as described above. BFC intends to continue to allocate resources within the consolidated group among BFC’s investments and subsidiaries in a manner which its board of directors believes to be beneficial to BFC’s shareholders. This may include making additional investments in BankAtlantic Bancorp and Bluegreen.

Q:	Are there risks associated with the merger and the related transactions?

A:	Yes. In evaluating the merger agreement and the transactions contemplated thereby, you should carefully consider the risks discussed in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page and the other information about BFC and Woodbridge contained in this joint proxy statement/prospectus.

Q:	When do the parties expect the merger to be completed?

A:	BFC and Woodbridge are working to complete the merger as quickly as practicable. If each of BFC’s and Woodbridge’s shareholders approve the merger and the merger agreement, respectively, then BFC and Woodbridge expect that the merger will be completed prior to the end of 2009. However, it is possible that factors outside of BFC’s or Woodbridge’s control could require them to complete the merger at a later time or not complete it at all.

For a description of certain matters that could delay or prevent the completion of the merger, please read the section entitled “Risk Factors” beginning on page .

Q:	If I am a Woodbridge shareholder, should I send in my stock certificates now?

A:	No. If you are a holder of Woodbridge’s Class A Common Stock and the merger is approved, you will receive written instructions from the exchange agent retained for purposes of the merger explaining how to exchange your certificates representing shares of Woodbridge’s Class A Common Stock for certificates representing shares of BFC’s Class A Common Stock to which you are entitled as a result of the merger. BFC’s shareholders will not exchange their stock certificates.

Q:	Can I assert appraisal rights with respect to the merger?

A:	Under the FBCA, holders of Woodbridge’s Class A Common Stock have the right to assert and exercise appraisal rights with respect to the merger and obtain payment in cash for the value of their shares, rather than to receive shares of BFC’s Class A Common Stock in the merger in exchange for such shares. The receipt of cash in exchange for shares of Woodbridge’s Class A Common Stock will be a taxable transaction. Pursuant to the FBCA, the fair value of the shares of Woodbridge’s Class A Common Stock held by a Woodbridge shareholder asserting appraisal rights means the value of such shares calculated as of the time immediately preceding the consummation of the merger, excluding any appreciation or depreciation in anticipation of the merger, and could be more than, less than or equal to the value of the shares of BFC’s Class A Common Stock that the shareholder would otherwise have received in connection with the merger. To assert and exercise appraisal rights, holders of Woodbridge’s Class A Common Stock must strictly follow the procedures set forth in the FBCA. These procedures are summarized under the section entitled “The Merger — Appraisal Rights” beginning on page . In addition, the text of the applicable provisions of the FBCA is included as Annex F to this joint proxy statement/prospectus. Any holder of Woodbridge’s Class A Common Stock wishing to assert and exercise appraisal rights is urged to consult with his, her or its legal counsel before attempting to assert and exercise those rights. BFC’s obligation to consummate the merger is conditioned upon holders of not more than 10% of the outstanding shares of Woodbridge’s Class A Common Stock exercising appraisal rights for their shares.

Under the FBCA, BFC’s shareholders will not be entitled to appraisal rights in connection with the merger.

Q:	Where can I find more information about BFC and Woodbridge?

A:	You can obtain more information about BFC and Woodbridge from the various sources described under “Where You Can Find More Information” beginning on page .

QUESTIONS AND ANSWERS ABOUT THE BFC SPECIAL MEETING

Q:	Where and when is the BFC special meeting?

A:	The special meeting of BFC’s shareholders will be held at on , 2009 commencing at [a.m./p.m.], local time.

Q:	Who can vote at the meeting?

A:	Record holders of BFC’s Class A Common Stock and record holders of BFC’s Class B Common Stock as of the close of business on , 2009 (the “BFC record date”) may vote at the meeting. As of the close of business on the BFC record date, shares of BFC’s Class A Common Stock and shares of BFC’s Class B Common Stock were outstanding.

Q:	What will BFC’s shareholders be asked to vote on at the meeting?

A:	As described above and in the notice of special meeting of BFC’s shareholders, BFC’s shareholders will be asked to consider and vote upon the proposal to approve the merger and the related transactions, including an amendment to BFC’s Amended and Restated Articles of Incorporation increasing the number of authorized shares of BFC’s Class A Common Stock from 100,000,000 shares to 150,000,000 shares. In accordance with BFC’s Amended and Restated Articles of Incorporation and the FBCA, the merger and the related transactions cannot be completed unless they are approved by BFC’s shareholders.

Q:	What are the voting rights of BFC’s shareholders with respect to the merger and the related transactions?

A:	BFC’s shareholders will vote together as a single class on the proposal relating to the merger and the related transactions. Each share of BFC’s Class A Common Stock entitles the holder thereof to one vote per share on such proposal, with all holders of BFC’s Class A Common Stock having in the aggregate 22.0% of the general voting power of BFC. The number of votes represented by each share of BFC’s Class B Common Stock, which represents in the aggregate 78% of the general voting power of BFC, is calculated in accordance with BFC’s Amended and Restated Articles of Incorporation. At the meeting, each outstanding share of BFC’s Class B Common Stock will be entitled to votes on the proposal relating to the merger and the related transactions.

Q:	What are my choices when voting on the merger and the related transactions?

A:	BFC’s shareholders may vote for or against, or abstain from voting on, the merger and the related transactions.

Q:	What vote of BFC’s shareholders is required to approve the merger and the related transactions?

A:	The proposal to approve the merger and the related transactions will be approved if it receives the affirmative vote of a majority of the votes entitled to be cast on such proposal. Abstentions, failures to vote and “broker non-votes” will have the same effect as votes against the merger and the related transactions.

Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President, and John E. Abdo, BFC’s Vice Chairman, collectively own, directly or indirectly, and are entitled to vote approximately 27.7% of the outstanding shares of BFC’s Class A Common Stock and approximately 86.3% of the outstanding shares of BFC’s Class B Common Stock, representing approximately 73.4% of the total voting power of BFC. Messrs. Abdo and Levan have indicated their intention to vote their shares of BFC’s Class A Common Stock and Class B Common Stock in favor of the merger and the related transactions. If Messrs. Levan and Abdo so vote their shares of BFC’s Class A Common Stock and Class B Common Stock to approve the merger and the related transactions, then the approval of the merger and the related transactions by BFC’s shareholders would be assured.

Q:	How many shares of BFC’s Class A Common Stock and Class B Common Stock do BFC’s executive officers and directors collectively own?

A:	BFC’s executive officers and directors and their respective affiliates collectively own and are entitled to vote 10,724,118 shares, or approximately 28.0%, of BFC’s Class A Common Stock, and 5,912,570 shares, or approximately 86.3%, of BFC’s Class B Common Stock. These shares collectively represent approximately 73.4% of the general voting power of BFC.

Q:	What constitutes a quorum?

A:	The presence at the meeting, in person or by proxy, of holders of shares of BFC’s Class A Common Stock and Class B Common Stock representing a majority of BFC’s voting power as of the BFC record date will constitute a quorum, permitting the conduct of business at the meeting.

Q:	May I vote in person?

A:	If your shares of BFC’s Class A Common Stock or Class B Common Stock are registered directly in your name with BFC’s transfer agent, you will be considered the shareholder of record of those shares, and the proxy materials and proxy card are being sent directly to you by BFC. If you are a BFC shareholder of record, you may attend the BFC special meeting and vote your shares in person, rather than signing and returning your proxy card or otherwise transmitting your voting instructions as described on the proxy card.

If your shares of BFC Class A Common Stock or Class B Common Stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the BFC special meeting. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares in person.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Because the proposal relating to the merger and the related transactions is not considered a “routine matter,” if your shares of BFC’s Class A Common Stock or Class B Common Stock are held in “street name” and you have not provided voting instructions to your broker or nominee, then your broker or nominee may not vote your shares in its discretion on the proposal. Accordingly, your broker will vote your shares for you on the merger and the related transactions only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted on the merger and the related transactions and the “broker non-votes” of such shares will have the effect of a vote against the merger and the related transactions.

Q:	What happens if I do not attend the meeting and fail to return a proxy card or otherwise provide voting instructions?

A:	The failure to return your proxy card or otherwise provide voting instructions will have the same effect as voting against the merger and the related transactions and could prevent a quorum from being established at the meeting.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please complete, sign and date your proxy and return it in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the the enclosed proxy card so that your shares may be represented at the meeting. If you sign and send in your proxy and do not indicate how you want to vote, BFC will count your proxy as a vote “FOR” the merger and the related transactions.

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Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the meeting. If you are the record owner of your shares, you can do this in one of three ways. First, you can send a written notice to BFC’s Secretary stating that you would like to revoke your proxy. Second, you can complete and submit by mail a new valid proxy bearing a later date or transmit new voting instructions by telephone or internet as described on the proxy card. Third, you can attend the meeting and vote in person; however, attendance at the meeting will not in and of itself constitute revocation of a previously executed proxy.

If you are not the record owner of your shares and your shares are held in “street name,” you must contact your broker, bank or other nominee to find out how to change your vote.

Q:	Are there any other matters to be acted upon at the BFC special meeting?

A:	No. The only matter to be acted upon at the meeting is the proposal to approve the merger and the related transactions, including the amendment to BFC’s Amended and Restated Articles of Incorporation increasing the number of authorized shares of BFC’s Class A Common Stock from 100,000,000 shares to 150,000,000 shares.

Q:	Who can help answer my questions?

A:	If you are a BFC shareholder, and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger and the related transactions, including the procedures for voting your shares, you should contact:

BFC Financial Corporation
Attn: Investor Relations
2100 West Cypress Creek Road
Fort Lauderdale, FL 33309
Phone: (954) 940-4994
Email: InvestorRelations@BFCFinancial.com

QUESTIONS AND ANSWERS ABOUT THE WOODBRIDGE ANNUAL MEETING

Q:	Where and when is the Woodbridge annual meeting?

A:	Woodbridge’s annual meeting of shareholders will be held at on , 2009 commencing at [a.m./p.m.], local time.

Q:	Who can vote at the Woodbridge annual meeting?

A:	Record holders of Woodbridge’s Class A Common Stock and record holders of Woodbridge’s Class B Common Stock as of the close of business on , 2009 (the “Woodbridge record date”) may vote at the Woodbridge annual meeting. As of the close of business on the Woodbridge record date, shares of Woodbridge’s Class A Common Stock and 243,807 shares of Woodbridge’s Class B Common Stock were outstanding.

Q:	What will Woodbridge’s shareholders be asked to vote on at the meeting?

A:	As described above and in the notice of annual meeting of Woodbridge’s shareholders, Woodbridge’s shareholders will be asked to consider and vote upon the proposal to approve the merger agreement. In accordance with the FBCA, the merger cannot be completed unless the merger agreement is approved by Woodbridge’s shareholders.

In addition to the proposal relating to the merger agreement, Woodbridge’s shareholders will also be asked to consider and vote upon the proposal to elect three directors to Woodbridge’s board of directors to serve until the earlier of Woodbridge’s 2012 annual meeting of shareholders and the consummation of the merger as well as any other matters which may properly be brought before the meeting or any adjournment or postponement thereof.

Q:	What are the voting rights of Woodbridge’s shareholders?

A:	Holders of Woodbridge’s Class A Common Stock and Class B Common Stock will vote as one class on each of the proposal relating to the merger agreement and the proposal relating to the election of directors. Holders of Woodbridge’s Class A Common Stock are entitled to one vote per share on each proposal, with all shares of Woodbridge’s Class A Common Stock representing in the aggregate 53% of the general voting power of Woodbridge. The number of votes represented by each share of Woodbridge’s Class B Common Stock, which represents in the aggregate 47% of the general voting power of Woodbridge, is calculated in accordance with Woodbridge’s Amended and Restated Articles of Incorporation. At the Woodbridge annual meeting, each outstanding share of Woodbridge’s Class B Common Stock will be entitled to votes on each of the proposal relating to the merger agreement and the proposal relating to the election of directors.

Q:	What are my choices when voting on the merger agreement?

A:	With respect to the vote on the merger agreement, you may vote for or against the merger agreement, or you may abstain from voting on the merger agreement.

Q:	What vote of Woodbridge’s shareholders is required to approve the merger agreement?

A:	Under the FBCA, approval of the merger agreement requires the affirmative vote of holders of shares of Woodbridge’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast on the proposal. Abstentions, failures to vote and “broker non-votes” will have the same effect as votes cast against the approval of the merger agreement.

BFC owns approximately 22% of the outstanding shares of Woodbridge’s Class A Common Stock and all of the outstanding shares of Woodbridge’s Class B Common Stock, representing approximately 59% of the total voting power of Woodbridge. BFC has agreed to vote its shares in favor of the merger agreement. As a result, the approval of the merger agreement by Woodbridge’s shareholders is assured.

Q:	Are any other shareholders of Woodbridge committed to vote for the approval of the merger agreement?

A:	Except for BFC’s agreement to vote its shares of Woodbridge’s Class A Common Stock and Class B Common Stock in favor of the merger agreement, there are no agreements or arrangements pursuant to which any shareholder of Woodbridge has committed to vote for or against the approval of the merger agreement. However, it is anticipated that BFC’s directors and executive officers, who collectively own less than 1% of the outstanding shares of Woodbridge’s Class A Common Stock (other than the shares beneficially owned through BFC), will vote their shares of Woodbridge’s Class A Common Stock in favor of the approval of the merger agreement although they are not required to do so.

Q:	What are my choices when voting on the election of directors?

A:	With respect to the vote on the election of directors, you may vote for all nominees, or your vote may be withheld with respect to one or more nominees.

Q:	What is the recommendation of Woodbridge’s board of directors with respect to the election of directors?

A:	The board of directors of Woodbridge recommends a vote “FOR” all of the nominees for director.

Q:	What vote is required to approve the election of directors?

A:	The affirmative vote of a plurality of the votes cast at the Woodbridge annual meeting is required to approve the election of directors. A properly executed proxy marked “WITHHOLD AUTHORITY” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether or not a quorum exists.

Q:	How many shares of Woodbridge’s Class A Common Stock and Class B Common Stock do Woodbridge’s executive officers and directors collectively own?

A:	Woodbridge’s executive officers and directors and their respective affiliates, which includes BFC, collectively own and are entitled to vote 3,848,530 shares, or approximately 23.1%, of Woodbridge’s Class A Common Stock. BFC beneficially owns all of the outstanding shares of Woodbridge’s Class B Common Stock.

Q:	What constitutes a quorum?

A:	A quorum will be present at the Woodbridge annual meeting, if shares representing a majority of the aggregate voting power of Woodbridge’s Class A Common Stock and Class B Common Stock outstanding on the Woodbridge record date are represented, in person or by proxy, at the meeting.

Q:	May I vote in person?

A:	If your shares of Woodbridge’s Class A Common Stock are registered directly in your name with Woodbridge’s transfer agent, you will be considered the shareholder of record of those shares, and the proxy materials and proxy card are being sent directly to you by Woodbridge. If you are a Woodbridge shareholder of record, you may attend the Woodbridge annual meeting and vote your shares in person, rather than signing and returning your proxy card or otherwise transmitting your voting instructions as described on the proxy card.

If your shares of Woodbridge’s Class A Common Stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the Woodbridge annual meeting. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Woodbridge annual meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares in person.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If your shares of Woodbridge’s Class A Common Stock are held in “street name” and you have not provided voting instructions to your broker or nominee, then whether your broker or nominee may vote your shares in its discretion depends on the proposals before the Woodbridge annual meeting. Your broker or nominee may vote your shares in its discretion on “routine matters.” The vote with respect to the merger agreement is not a “routine matter.” Accordingly, your broker will vote your shares for you on the merger agreement only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted on the merger agreement and the “broker non-votes” of such shares will have the effect of a vote against the approval of the merger agreement.

The election of directors is a routine matter on which your broker or nominee will be permitted to vote your shares if no instructions are furnished.

Q:	What happens if I do not attend the Woodbridge annual meeting and fail to return a proxy card or otherwise provide voting instructions?

A:	The failure to return your proxy card or otherwise provide voting instructions will have the same effect as voting against the merger agreement, but will have no effect on the vote relating to the election of directors. In any case, the failure to return your proxy card or otherwise provide voting instructions could prevent a quorum from being established at the Woodbridge annual meeting.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please complete, sign and date your proxy and return it in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the proxy card so that your shares may be represented at the Woodbridge annual meeting. If you sign and send in your proxy and do not indicate how you want to vote, Woodbridge will count your proxy as a vote “FOR” the merger agreement and “FOR” each of the nominees for director. Additionally, although the board of directors of Woodbridge is not aware of any other matters to be presented at the Woodbridge annual meeting, if any other matters are properly brought before the meeting, the persons named in the enclosed proxy will vote the proxies in accordance with their judgment on those matters.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the Woodbridge annual meeting. If you are the record owner of your shares, you can do this in one of three ways. First, you can send a written notice to Woodbridge’s Secretary stating that you would like to revoke your proxy. Second, you can complete and submit by mail a new valid proxy bearing a later date or transmit new voting instructions by telephone or internet as described on the proxy card. Third, you can attend the Woodbridge annual meeting and vote in person; however, attendance at the Woodbridge annual meeting will not in and of itself constitute revocation of a previously executed proxy.

If you are not the record owner of your shares and your shares are held in “street name,” you must contact your broker, bank or other nominee to find out how to change your vote.

Q:	Are there any other matters to be acted upon at the Woodbridge annual meeting?

A:	The board of directors of Woodbridge is not aware of any other matters to be presented or acted upon at the Woodbridge annual meeting. If any other matter is presented at the Woodbridge annual meeting on which a vote may properly be taken, the shares represented by proxies will be voted in accordance with the judgment of the person or persons voting those shares.

Q:	Who can help answer my questions?

A:	If you are a Woodbridge shareholder, and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger agreement or the election of directors, including the procedures for voting your shares on such proposals, you should contact:

Woodbridge Holdings Corporation
Attn: Investor Relations
2100 West Cypress Creek Road
Fort Lauderdale, FL 33309
Phone: (954) 940-4995
Email: InvestorRelations@WoodbridgeHoldings.com

Woodbridge’s shareholders may also call Woodbridge’s information agent, Georgeson Inc., toll-free at           for further information or to answer any additional questions he, she or it may have about the merger.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire joint proxy statement/prospectus, including, in particular, the copies of the merger agreement and the opinions of JMP Securities LLC, BFC’s financial advisor, and Allen C. Ewing & Co., Woodbridge’s financial advisor, that are attached as annexes to this joint proxy statement/prospectus. Page references have been included parenthetically to direct you to a more complete description of the topics presented in this summary.

General

The Companies (page   )

BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, FL 33309
(954) 940-4900

BFC is a diversified holding company whose major holdings include controlling interests in BankAtlantic Bancorp and its wholly-owned subsidiaries and Woodbridge and its wholly-owned subsidiaries. BankAtlantic Bancorp is a Florida-based financial services holding company which owns BankAtlantic, a federally chartered, federally insured savings bank. BFC currently owns approximately 23% of the outstanding shares of BankAtlantic Bancorp’s Class A Common Stock and all of the outstanding shares of BankAtlantic Bancorp’s Class B Common Stock, representing approximately 30% of BankAtlantic Bancorp’s total common stock and 59% of the general voting power of BankAtlantic Bancorp. As a result of this controlling position, BFC is a “unitary savings bank holding company” regulated by the Office of Thrift Supervision (the “OTS”). With respect to its controlling interest in Woodbridge, BFC currently owns approximately 22% of the outstanding shares of Woodbridge’s Class A Common Stock and all of the outstanding shares of Woodbridge’s Class B Common Stock, representing approximately 24% of Woodbridge’s total common stock and 59% of the general voting power of Woodbridge. BFC’s holdings also include a non-controlling interest in Benihana, Inc. (“Benihana”), which operates Asian-themed restaurant chains in the United States.

Historically, BFC’s business strategy has been to invest in and acquire businesses in diverse industries either directly or through controlled subsidiaries. BFC believes that the best potential for growth is likely through the growth of the companies it currently controls and its focus is to provide overall support for its controlled subsidiaries with a view to the improved performance of the organization as a whole. BFC, itself, has no significant operations other than activities relating to the monitoring and managing of its existing investments and the identification, analysis and, in appropriate cases, acquisition of new investments.

Woodbridge Holdings Corporation
2100 West Cypress Creek Road
Fort Lauderdale, FL 33309
(954) 940-4950

Woodbridge (which was formerly known as Levitt Corporation), directly and through its wholly owned subsidiaries, historically has been a real estate development company with activities in the Southeastern United States. Historically, Woodbridge’s operations were primarily within the real estate industry; however, Woodbridge’s recent business strategy has included the pursuit of investments and acquisitions within or outside of the real estate industry, as well as the continued development of master-planned communities through its wholly owned subsidiary, Core Communities, LLC (“Core Communities” or “Core”). Woodbridge also owns approximately 31% of the outstanding common stock of Bluegreen, a New York Stock Exchange-traded corporation (BXG) which develops and markets vacation ownership interests in resorts generally located in popular high-volume, “drive-to” vacation destinations and acquires, develops and subdivides property and markets residential land homesites, the majority of which are sold directly to retail customers who seek to build a home in a high quality residential setting, in some cases on properties featuring a golf course and related amenities. In addition, Woodbridge holds investments in Office Depot, Inc. (“Office Depot”), a global supplier of office products and services, and Pizza Fusion Holdings, Inc. (“Pizza Fusion”), which operates restaurant franchises in a niche market within the quick service and organic food industries, and conducts other activities through Cypress Creek Capital Holdings, LLC (“Cypress Creek Capital”) and Snapper Creek Equity Management, LLC (“Snapper Creek”).

The Merger (page   )

On July 2, 2009, BFC and Woodbridge entered into the merger agreement, which is the legal document governing the merger. Subject to the terms and conditions of the merger agreement, Woodbridge will be merged with and into Merger Sub, a newly formed wholly owned subsidiary of BFC. Upon the completion of the merger, Woodbridge’s separate corporate existence will cease and its Class A Common Stock will no longer be publicly traded.

The Merger Consideration (page   )

At the effective time of the merger, each outstanding share of Woodbridge’s Class A Common Stock (other than shares owned by BFC and holders of Woodbridge’s Class A Common Stock who exercise and perfect their appraisal rights) will be converted automatically into the right to receive 3.47 shares of BFC’s Class A Common Stock. BFC will not issue fractional shares of its Class A Common Stock in the merger, but instead, the aggregate number of shares of BFC’s Class A Common Stock to which holders of Woodbridge’s Class A Common Stock will be entitled to receive will be rounded up to the next largest whole number. The closing price, as quoted on the Pink Sheets, of BFC’s Class A Common Stock on July 2, 2009, the last trading day prior to the public announcement of the merger agreement, and on          , 2009, the last trading day prior to the date of this joint proxy statement/prospectus, was $0.40 per share and $      per share, respectively. The closing price, as quoted on the Pink Sheets, of Woodbridge’s Class A Common Stock on July 2, 2009, the last trading day prior to the public announcement of the merger agreement, and on          , 2009, the last trading day prior to the date of this joint proxy statement/prospectus, was $1.10 per share and $      per share, respectively. Shareholders of both companies are encouraged to obtain current market quotations prior to voting their shares.

The shares of BFC’s Class A Common Stock to be received in exchange for shares of Woodbridge’s Class A Common Stock are referred to in this joint proxy statement/prospectus as the “merger consideration.”

Treatment of Woodbridge Restricted Stock Awards and Stock Options Outstanding under Woodbridge’s Amended and Restated 2003 Stock Incentive Plan (page   )

Upon consummation of the merger, Woodbridge’s Amended and Restated 2003 Stock Incentive Plan will be assumed by BFC and all outstanding restricted stock awards issued thereunder will be converted into restricted stock awards of shares of BFC’s Class A Common Stock on the same terms and conditions and with the same restrictions, but with appropriate adjustments made to the number of shares subject to such restricted stock awards based on the exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock.

All options to purchase shares of Woodbridge’s Class A Common Stock outstanding at the effective time of the merger will be canceled in connection with the merger, and the holders thereof will not receive any consideration as a result of such cancellation. In agreeing to this treatment of Woodbridge’s options, Woodbridge’s special committee and board of directors considered the fact that, as of the date of the merger agreement, all such options were, and, for the foreseeable future, all such options are expected to be, “out-of-the-money” with exercise prices greatly exceeding the current market price of Woodbridge’s Class A Common Stock.

Articles of Incorporation and By-laws of BFC Following the Merger (page   )

In connection with the merger, BFC’s Amended and Restated Articles of Incorporation will be amended to increase the authorized number of shares of BFC’s Class A Common Stock from 100,000,000 shares to 150,000,000 shares, and BFC’s By-laws will be amended in connection with the merger to increase the maximum number of members of the board of directors of BFC from 12 to 15. BFC’s By-laws will also be amended to provide that each director elected or appointed to BFC’s board of directors on or after the date of the amendment will serve for a term expiring at BFC’s next annual meeting of shareholders. As a result of this amendment (and subject to any future amendments), following BFC’s 2012 annual meeting of shareholders, BFC’s board of directors will no longer be divided into multiple classes serving staggered terms. Shareholder approval of the amendments to BFC’s By-laws is not required. The Articles of Amendment to BFC’s Amended and Restated Articles of Incorporation and BFC’s By-laws, as so amended, will be as set forth on Annexes D and E, respectively, and you are urged to read them carefully.

Board of Directors and Executive Officers of BFC Following the Merger (page   )

Currently, there are five persons serving on the board of directors of BFC, each of whom will continue to serve as directors of BFC following the merger. Additionally, in connection with the merger, BFC has agreed to cause the following nine individuals to be appointed to the board of directors of BFC to serve for a term expiring at BFC’s 2010 annual meeting of shareholders: James Blosser, Darwin Dornbush, S. Lawrence Kahn, III, Alan J. Levy, Joel Levy, William Nicholson and William Scherer, the seven current directors of Woodbridge who are not also directors of BFC, Seth M. Wise, the President of Woodbridge, and Jarett S. Levan, the President of BankAtlantic Bancorp and President and Chief Executive Officer of BankAtlantic.

The executive officers of BFC in office immediately prior to the effective time of the merger will hold the same positions upon completion of the merger. In addition, it is anticipated that Seth Wise, the President of Woodbridge, will be appointed Executive Vice President of BFC following the merger.

Ownership of BFC Following the Merger (page   )

Based on the number of outstanding shares of Woodbridge’s Class A Common Stock (other than shares owned by BFC) and BFC’s Class A Common Stock, and assuming no holders of Woodbridge’s Class A Common Stock choose to assert and exercise their appraisal rights, immediately following the merger, Woodbridge’s shareholders (other than BFC) will own approximately 54% and BFC’s shareholders will own approximately 46% of the then-outstanding shares of BFC’s Class A Common Stock, and each of Woodbridge’s shareholders (other than BFC) and BFC’s shareholders will own approximately 50% of BFC’s total outstanding common equity. Immediately following the merger, shares of BFC’s Class A Common Stock and Class B Common Stock will represent in the aggregate 22% and 78%, respectively, of the general voting power of BFC and approximately 92% and 8%, respectively, of the total outstanding common equity of BFC.

Operations of Woodbridge and BFC Prior to and After the Effective Time of the Merger (page   )

Both Woodbridge and BFC expect to, and have agreed in the merger agreement to, conduct their respective businesses prior to the effective time of the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans. With respect to Woodbridge, this may include, among other things, the continued pursuit of investments and acquisitions within or outside of the real estate industry and providing support to its existing investments, including additional investments in affiliates such as Bluegreen, among others. Further, BFC expects to continue providing support for its controlled subsidiaries with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its controlled subsidiaries such as BankAtlantic Bancorp.

In addition, BFC expects that both it and Woodbridge (as a wholly owned subsidiary of BFC) will continue to conduct their respective businesses following the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans as described above. BFC intends to continue to allocate resources within the consolidated group among BFC’s investments and subsidiaries in a manner which its board of directors believes to be beneficial to BFC’s shareholders. This may include making additional investments in BankAtlantic Bancorp and Bluegreen.

Termination of Woodbridge’s Shareholder Rights Plan (page   )

Woodbridge currently has in place a shareholder rights plan which was adopted in an effort to preserve Woodbridge’s ability to utilize its net operating loss carryforwards to offset future taxable income. The shareholder rights plan was designed to prevent Woodbridge from experiencing an “ownership change” for purposes of Section 382 of the Code by causing substantial dilution to any person or group that acquires 5% or more of the outstanding shares of Woodbridge’s Class A Common Stock without the approval of Woodbridge’s board of directors. In connection with the merger, Woodbridge’s board of directors has agreed to exempt the merger from the operation of the shareholder rights plan and committed to exercise its right to terminate the shareholder rights plan at the effective time of the merger.

Anticipated Accounting Treatment (page   )

The merger will be accounted for as an equity transaction by BFC for financial reporting and accounting purposes under U.S. generally accepted accounting principles. The results of operations of Woodbridge will continue to be included in the consolidated financial statements of BFC.

Appraisal Rights (page   )

Under the FBCA, holders of Woodbridge’s Class A Common Stock who do not vote for the approval of the merger agreement and who properly exercise their appraisal rights with respect to the merger will be entitled to receive a cash payment equal to the “fair value” of their shares. The receipt of cash in exchange for shares of Woodbridge’s Class A Common Stock will be a taxable transaction. Pursuant to the FBCA, fair value of the shares of Woodbridge’s Class A Common Stock held by a Woodbridge shareholder exercising appraisal rights means the value of such shares calculated as of the time immediately preceding the consummation of the merger excluding any appreciation or depreciation in anticipation of the merger, which amount could be more than, less than or equal to the value of the shares of BFC’s Class A Common Stock that the shareholder would otherwise have received in connection with the merger. Merely voting against the approval of the merger agreement will not serve to assert the appraisal rights of a holder of Woodbridge’s Class A Common Stock under the FBCA. In addition, a proxy submitted by a record holder of Woodbridge’s Class A Common Stock not marked “Against” or “Abstain” will be voted “For” the approval of the merger agreement and, accordingly, will result in the waiver of such record holder’s appraisal rights. Annex F to this joint proxy statement/prospectus contains the full text of Sections 607.1301 through 607.1333 of the FBCA, which relate to appraisal rights. You are encouraged to read these provisions carefully and in their entirety.

Under the FBCA, BFC’s shareholders will not be entitled to appraisal rights in connection with the merger.

Risks (page   )

In evaluating the merger agreement, the merger and the related transactions, you should carefully read this joint proxy statement/prospectus in its entirety, including all of the annexes hereto, and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page   .

Material U.S. Federal Income Tax Consequences of the Merger (page   )

The merger has been structured to qualify as a tax-free “reorganization” under Section 368(a) of the Code. Accordingly, a holder of Woodbridge’s Class A Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of his, her or its shares of Woodbridge’s Class A Common Stock for shares of BFC’s Class A Common Stock. Each holder of Woodbridge’s Class A Common Stock will have a tax basis in the shares of BFC’s Class A Common Stock that he, she or it receives in the merger equal to his, her or its current tax basis in his, her or its shares of Woodbridge’s Class A Common Stock.

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (“Stearns Weaver”) will issue an opinion to BFC and Woodbridge as of the date on which the merger is consummated to the effect that the merger will qualify as a tax-free “reorganization” under Section 368(a) of the Code and that BFC and Woodbridge will each be a party to that “reorganization” under Section 368(b) of the Code.

This summary may not be applicable to all holders of Woodbridge’s Class A Common Stock. You should read “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page    for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You are urged to consult your tax advisor to determine the tax consequences of the merger to you.

Recommendations of BFC’s Board of Directors (page   )

After careful evaluation and consideration of the merger agreement and the transactions contemplated thereby, the board of directors of BFC determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC approved the merger agreement and the transactions contemplated thereby and recommends that BFC’s shareholders vote “FOR” the merger and the related transactions.

To review the background of, and BFC’s reasons for, the merger, as well as certain risks related to the merger, see the sections entitled “The Merger — Background of the Merger,” “The Merger — Recommendation of the BFC Board and its Reasons for the Merger” and “Risk Factors” beginning on pages   ,   and   , respectively.

Recommendations of Woodbridge’s Special Committee and Board of Directors (page   )

The board of directors of Woodbridge designated a special committee comprised of independent directors to, among other things, negotiate, review and evaluate the terms and conditions, and determine the advisability of, the merger. After such negotiation, review and evaluation, the Woodbridge special committee determined that the merger is advisable, fair to and in the best interests of Woodbridge’s shareholders. On the basis of such determination, the Woodbridge special committee recommended that the full board of directors of Woodbridge approve the merger agreement and the transactions contemplated thereby and recommend to the shareholders of Woodbridge that they approve the merger agreement.

After careful consideration of the recommendation of the Woodbridge special committee and careful evaluation and consideration of the merger agreement and the transactions contemplated thereby, the board of directors of Woodbridge determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Woodbridge’s shareholders. Accordingly, the board of directors of Woodbridge approved the merger agreement and the transactions contemplated thereby and recommends that Woodbridge’s shareholders vote “FOR” the approval of the merger agreement.

To review the background of, and Woodbridge’s reasons for, the merger, as well as certain risks related to the merger, see the sections entitled “The Merger — Background of the Merger,” “The Merger — Recommendation of the Woodbridge Board and its Reasons for the Merger” and “Risk Factors” beginning on pages   ,    and  , respectively.

Opinion of BFC’s Financial Advisor (page   )

JMP Securities LLC (“JMP Securities”) delivered its opinion to the BFC board of directors that, as of the date of its opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock was fair, from a financial point of view, to BFC’s shareholders.

The full text of JMP Securities’ opinion, dated July 2, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JMP Securities in rendering its opinion is attached as Annex B to this joint proxy statement/prospectus. JMP Securities’ opinion is directed to the board of directors of BFC in connection with its consideration of the merger. JMP Securities’ opinion is not a recommendation as to how BFC’s shareholders should vote at BFC’s special meeting on the merger and the related transactions. You are urged to read JMP Securities’ opinion carefully and in its entirety.

Opinion of Woodbridge’s Financial Advisor (page   )

Allen C. Ewing & Co. (“Ewing”) delivered its opinion to the Woodbridge special committee and board of directors, that, as of the date of its opinion and based upon and subject to the factors, limitations and assumptions set forth therein, the consideration to be received by holders of Woodbridge’s Class A Common Stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Ewing, dated July 2, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex C. Ewing provided its opinion for the information and assistance of the Woodbridge special committee and board of directors in connection with their consideration of the merger. Ewing’s opinion does not constitute a recommendation to any Woodbridge shareholder on whether or not to support the merger or as to how such shareholder should vote on the merger agreement. You are urged to read Ewing’s fairness opinion carefully and in its entirety.

Trading of BFC’s Class A Common Stock and Deregistration of Woodbridge’s Class A Common Stock (page   )

The shares of BFC’s Class A Common Stock to be issued in connection with the merger, like the shares of BFC’s Class A Common Stock which are currently outstanding, will be listed for trading on the Pink Sheets under the symbol “BFCF.PK.” In addition, if the merger is consummated, all of the shares of Woodbridge’s Class A Common Stock and Class B Common Stock will be canceled, and Woodbridge’s Class A Common Stock will no longer be listed for trading on the Pink Sheets or registered under the Exchange Act.

Interests of Certain Persons in the Merger (page   )

Shareholders should note that some directors or executive officers of each of BFC and Woodbridge may have interests in the merger that are different from, or are in addition to, the interests of BFC’s and Woodbridge’s shareholders, generally. Specifically, Alan B. Levan, the Chairman, Chief Executive Officer and President of BFC, Chairman and Chief Executive Officer of Woodbridge and BankAtlantic Bancorp and Chairman of Bluegreen, John E. Abdo, the Vice Chairman of each of BFC, Woodbridge, BankAtlantic Bancorp and Bluegreen, and their respective affiliates collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired pursuant to the exercise of stock options) representing approximately 74.2% of the general voting power and approximately 37.4% of the total common stock of BFC, and, after the completion of the merger, are expected to beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired pursuant to the exercise of stock options) representing approximately 71.0% of the general voting power and approximately 19.0% of the total common stock of BFC. Additionally, in connection with the merger, BFC has agreed to cause the seven current directors of Woodbridge who are not also directors of BFC, Seth M. Wise, the President of Woodbridge, and Jarett S. Levan, the son of Alan B. Levan and the President of BankAtlantic Bancorp and Chief Executive Officer and President of BankAtlantic, to be appointed to BFC’s board of directors to serve for a term expiring at BFC’s 2010 annual meeting of shareholders. It is also anticipated that Mr. Wise will also be appointed Executive Vice President of BFC following the merger. Each of BFC’s board of directors and Woodbridge’s special committee and board of directors was aware of these interests.

Regulatory Matters (page   )

BFC must comply with applicable federal and state securities laws in connection with the issuance of the shares of BFC’s Class A Common Stock in the merger and the filing of this joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”).

Resale of BFC’s Class A Common Stock (page   )

The shares of BFC’s Class A Common Stock to be issued in connection with the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Woodbridge shareholder who may be deemed to be an affiliate of Woodbridge or BFC for purposes of Rule 145 under the Securities Act.

Comparison of Rights of Common Shareholders of BFC and Woodbridge (page   )

Woodbridge’s shareholders, whose rights are currently governed by Florida law and Woodbridge’s Amended and Restated Articles of Incorporation and Amended and Restated By-laws will, upon consummation of the merger, become holders of BFC’s Class A Common Stock (other than holders who exercise and perfect their appraisal rights), and their rights will be governed by Florida law and BFC’s Amended and Restated Articles of Incorporation and BFC’s By-laws, which are different than those of Woodbridge.

The Merger Agreement

The following summary describes certain material provisions of the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary may not contain all the information about the merger agreement that is important to you and is qualified in its entirety by reference to the merger agreement. You are encouraged to carefully read the merger agreement in its entirety.

Conditions to Consummation of the Merger (page   )

A number of conditions must be satisfied or waived before the merger will be completed, including, among others:

•	the approval of the merger and the related transactions and the merger agreement by BFC’s and Woodbridge’s shareholders, respectively;

•	the absence of any legal restraints or prohibitions preventing the completion of the merger or litigation or other proceeding seeking to enjoin or prohibit the merger;

•	the declaration by the SEC that the registration statement of which this joint proxy statement/prospectus is a part is effective and the absence of any stop order or proceeding, initiated or threatened in writing by the SEC, suspending or threatening to suspend such effectiveness;

•	the representations and warranties of each of BFC and Woodbridge contained in the merger agreement being true and correct, subject to certain materiality qualifications;

•	neither BFC nor Woodbridge recording, or finding that is reasonably likely to record, other-than-temporary impairment charges in an aggregate amount greater than $15 million; and

•	holders of not more than 10% of the outstanding shares of Woodbridge’s Class A Common Stock duly and validly exercising, or remaining entitled to exercise, their appraisal rights in accordance with the FBCA.

Conduct of Business by BFC and Woodbridge Prior to Consummation of the Merger (page   )

BFC and Woodbridge have each generally agreed that, during the period from the date of the merger agreement to the earlier of the consummation of the merger and the termination of the merger agreement, except as expressly contemplated by the merger agreement or consented to in writing by BFC or Woodbridge, as the case may be, each of BFC and Woodbridge will not, among other things, conduct its business in a manner that is not consistent with its ordinary course of business and past practice.

Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals (page   )

The merger agreement contains restrictions on the ability of each of BFC and Woodbridge to, among other things, solicit, negotiate and discuss with third parties other proposals relating to the acquisition of the companies.

Notwithstanding these restrictions, if at any time prior to the effective time of the merger, the Woodbridge special committee or board of directors or the BFC board of directors receives an unsolicited, bona fide written acquisition proposal not in violation of the “no solicitation” provisions of the merger agreement and the Woodbridge special committee or board of directors or the BFC board of directors, as the case may be, reasonably determines in good faith, after consultation with their financial, legal and other advisors, that such proposal will result in, or is reasonably expected to result in, a more favorable proposal to the applicable company’s shareholders from a financial point of view than the merger or other revised proposal submitted by BFC or Woodbridge and is reasonably capable of being consummated on the terms proposed, then, after receiving the advice of outside counsel that it may be necessary to take such actions to comply with its fiduciary duties under applicable law, Woodbridge or BFC, as the case may be, may (i) furnish information about its business to the person making such proposal and (ii) participate in discussions or negotiations regarding such proposal with the person making such proposal.

Change of the Recommendation of the Board of Directors of BFC or Woodbridge (page   )

The merger agreement provides that the board of directors of BFC and Woodbridge may withhold, withdraw, modify or change its recommendation of the advisability of the merger and the merger agreement, respectively, or approve or recommend any other acquisition or similar proposal only if, at any time prior to the effective time of the merger, a superior proposal (as described above) was received without violation of the no solicitation provisions of the merger agreement and the BFC board of directors or the Woodbridge special committee or board of directors, as the case may be, determines in good faith and after consultation with their financial advisors and legal counsel that the failure to take such actions would be inconsistent with their fiduciary duties under applicable law.

Termination of the Merger Agreement (page   )

The merger agreement may be terminated at any time prior to the effective time of the merger upon the mutual written consent of BFC and Woodbridge. In addition, each of BFC and Woodbridge may terminate the merger agreement under certain circumstances, including, without limitation:

•	if the requisite shareholder approvals are not obtained;

•	if the merger has not been consummated by September 15, 2009; provided, however, that this deadline will be extended to December 15, 2009 if the parties are proceeding in good faith to consummate the merger;

•	if such company’s financial advisor withdraws, revokes, annuls or materially modifies its fairness opinion; or

•	if the Woodbridge special committee or board of directors or the BFC board of directors determines to approve or recommend another acquisition or similar proposal after complying with the “no solicitation” provisions of the merger agreement or withholds or withdraws its recommendation of the merger agreement in a manner adverse to the other company.

Market Prices and Dividend Information

BFC’s Class A Common Stock and Woodbridge’s Class A Common Stock are listed for trading on the Pink Sheets under the trading symbols “BFCF.PK” and “WDGH.PK,” respectively. The following table sets forth the closing prices for BFC’s Class A Common Stock and Woodbridge’s Class A Common Stock, as quoted on the Pink Sheets, on July 2, 2009, the last trading day before the public announcement of the merger agreement, and on          , 2009, the last trading day before the date of this joint proxy statement/prospectus. The table also includes the equivalent prices per share of Woodbridge’s Class A Common Stock that holders of such stock would receive in connection with the merger if the merger were completed on either of these dates, applying the exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock.

Equivalent Value
		Woodbridge’s	of
	BFC’s Class A	Class A	Woodbridge’s Class A
	Common Stock	Common Stock	Common Stock

July 2, 2009	$0.40	$1.10	$1.39
, 2009	$ [ ]	$ [ ]	$ [ ]

The above table shows only historical comparisons. These comparisons may not provide meaningful information to BFC’s and Woodbridge’s shareholders in determining whether to approve the merger. Shareholders of BFC and Woodbridge are urged to obtain current market quotations and to carefully review the other information contained in this joint proxy statement/prospectus prior to voting their shares.

While there are no restrictions on the payment of cash dividends by BFC, other than those restrictions contained in the merger agreement with respect to the interim period between the date of the merger agreement and the effective time of the merger, BFC has never paid cash dividends on its common stock. BFC may consider declaring and paying dividends in the future with respect to its Class A Common Stock; however, there can be no assurance that it will do so. Future declaration and payment of cash dividends with respect to BFC’s Class A Common Stock, if any, will be determined in light of the then-current financial condition of BFC and other factors deemed relevant by the board of directors of BFC.

Woodbridge’s board of directors has not adopted a policy of regular dividend payments. On January 22, 2007, Woodbridge’s board of directors declared a cash dividend of $0.10 per share on its Class A Common Stock and Class B Common Stock, and this dividend was paid in February 2007. Since that time, Woodbridge has not declared or paid dividends on its Class A Common Stock or Class B Common Stock. The payment of dividends in the future is subject to approval by Woodbridge’s board of directors and will depend upon, among other factors, Woodbridge’s results of operations and financial condition. Woodbridge does not expect to pay dividends to its shareholders for the foreseeable future. After completion of the merger, only BFC, as the parent company of Woodbridge, will be entitled to receive dividends or distributions from Woodbridge, and the former shareholders of Woodbridge will not be entitled to receive dividends from Woodbridge.

Comparative Per Share Data

The following table sets forth historical per share information of BFC and Woodbridge and unaudited pro forma combined per share information after giving effect to the merger as an equity transaction. You should not rely on this information as being indicative of the historical results that would have been achieved had Woodbridge always been a wholly owned subsidiary of BFC or the future results that BFC will experience after the merger. The unaudited pro forma condensed combined per share data has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. The historical per share data has been derived from and should be read in conjunction with the historical consolidated financial statements of BFC and Woodbridge which appears elsewhere in this joint proxy statement/prospectus. The table also includes (i) Woodbridge’s equivalent loss from continuing operations per common share — basic and diluted and (ii) book value per common share, in each case, applying the exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock.

	Three Months Ended	Year Ended
	March 31, 2009	December 31, 2008

BFC HISTORICAL PER COMMON SHARE:
Loss from continuing operations per common share — basic and diluted	$(0.26)	$(1.62)
Book value per common share	2.31	2.50
Cash dividends per common share	N/A	N/A
WOODBRIDGE HISTORICAL PER COMMON SHARE:
Income (loss) from continuing operations per common share — basic and diluted	$0.87	$(7.35)
Book value per common share	8.02	7.07
Cash dividends per common share	N/A	N/A
BFC UNAUDITED PRO FORMA COMBINED PER COMMON SHARE:
Loss from continuing operations per common share — basic and diluted	$(0.01)	$(2.05)
Book value per common share	2.30	2.26
Cash dividends per common share	N/A	N/A
WOODBRIDGE UNAUDITED PRO FORMA EQUIVALENT PER COMMON SHARE:
Loss from continuing operations per common share — basic and diluted	$(0.03)	$(7.11)
Book value per common share	7.98	7.84
Cash dividends per common share	N/A	N/A

Selected Historical Consolidated Financial Information of BFC

The following table summarizes BFC’s historical consolidated financial condition and results as of, and for the periods ended on, the dates indicated below. The selected historical consolidated financial data of BFC as of, and for the years ended, December 31, 2006 through 2008 have been derived from BFC’s audited consolidated financial statements for those years which appear elsewhere in this joint proxy statement/prospectus and which were audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm. The selected historical consolidated financial data of BFC as of, and for the three months ended, March 31, 2009 and 2008 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period) and are derived from BFC’s unaudited consolidated financial statements which appear elsewhere in this joint proxy statement/prospectus; however, BFC’s management believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of its results of operations and financial condition as of the dates, and for the periods, indicated. You should not assume the results of operations for past periods and for the three months ended March 31, 2009 and 2008 indicate results for any future period. The following information is only a summary and should be read together with BFC’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements and related notes which appear elsewhere in this joint proxy statement/prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands, except for per share data)

Income Statement
Revenues
BFC Activities	$422	1,673	4,408	6,109	3,682	3,129	5,683
Financial Services	95,708	113,043	449,571	520,793	507,746	445,537	358,703
Real Estate Development	4,880	4,699	33,491	431,665	583,152	574,824	558,838

	101,010	119,415	487,470	958,567	1,094,580	1,023,490	923,224

Costs and Expenses
BFC Activities	2,897	4,087	12,139	15,015	12,370	9,665	7,452
Financial Services	141,608	153,732	634,970	579,458	474,311	381,916	280,431
Real Estate Development	13,805	15,450	72,751	697,895	606,655	498,760	481,627

	158,310	173,269	719,860	1,292,368	1,093,336	890,341	769,510

Equity in earnings from unconsolidated affiliates	6,495	1,803	15,064	12,724	10,935	13,404	19,603
Impairment of unconsolidated affiliates	(20,401)	—	(96,579)	—	—	—	—
Impairment of other investments	(2,396)	—	(15,548)	—	—	—	—
Gain on settlement of investment in Woodbridge’s subsidiary	40,369	—	—	—	—	—	—

(Loss) income from continuing operations
before income taxes	(33,233)	(52,051)	(329,453)	(321,077)	12,179	146,553	173,317
(Benefit) provision for income taxes	—	(18,953)	15,763	(69,012)	(530)	59,566	70,917

(Loss) income from continuing operations	(33,233)	(33,098)	(345,216)	(252,065)	12,709	86,987	102,400
Discontinued operations, less income taxes	4,201	1,019	16,605	7,160	(10,535)	18,074	15,819
Extraordinary gain, less income taxes	—	—	9,145	2,403	—	—	—

Net (loss) income	(29,032)	(32,079)	(319,466)	(242,502)	2,174	105,061	118,219
Less: Net (loss) income attributable to noncontrolling interest	18,629	26,208	260,567	212,043	(4,395)	(92,287)	(103,989)

Net (loss) income attributable to BFC	(10,403)	(5,871)	(58,899)	(30,459)	(2,221)	12,774	14,230
Preferred stock dividends	(188)	(188)	(750)	(750)	(750)	(750)	(392)

Net (loss) income allocable to common stock	$(10,591)	(6,059)	(59,649)	(31,209)	(2,971)	12,024	13,838

Common Share Data(a),(b),(c)
Basic (loss) earnings per share of common stock:
Basic (loss) earnings per share from continuing operations	$(0.26)	(0.13)	(1.62)	(0.90)	(0.04)	0.24	0.48
Basic (loss) earnings per share from discontinued operations	0.03	—	0.10	0.03	(0.05)	0.18	0.09
Basic (loss) earnings per share from extraordinary items	—	—	0.20	0.06	—	—	—

Basic (loss) earnings per share of common stock	$(0.23)	(0.13)	(1.32)	(0.81)	(0.09)	0.42	0.57

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands, except for per share data)

Diluted (loss) earnings per share of common stock:
Diluted (loss) earnings per share from continuing operations	$(0.26)	(0.13)	(1.62)	(0.90)	(0.05)	0.22	0.40
Diluted (loss) earnings per share from discontinued operations	0.03	—	0.10	0.03	(0.05)	0.15	0.07
Earnings per share from extraordinary items	—	—	0.20	0.06	—	—	—

Diluted (loss) earnings per share of common stock	$(0.23)	(0.13)	(1.32)	(0.81)	(0.10)	0.37	0.47

Basic weighted average number of common shares outstanding	45,114	45,103	45,097	38,778	33,249	28,952	24,183
Diluted weighted average number of common shares outstanding	45,114	45,103	45,097	38,778	33,249	31,219	27,806
Balance Sheet (at period end)
Loans and leases and held for sale, net	$4,203,825	4,487,485	4,317,645	4,528,538	4,603,505	4,628,744	4,561,073
Securities	$748,112	1,033,449	979,417	1,191,173	1,081,980	1,064,857	1,082,985
Total assets	$6,112,454	7,108,832	6,395,582	7,114,433	7,605,766	7,395,755	6,954,847
Deposits	$4,053,313	3,995,614	3,926,368	3,953,405	3,867,036	3,752,676	3,457,202
Securities sold under agreements to repurchase and federal funds purchased	$91,205	94,598	279,726	159,905	128,411	249,263	362,002
Other borrowings(d)	$1,484,146	2,059,824	1,631,367	2,071,688	2,426,000	2,131,976	2,086,368
BFC shareholders’ equity	$104,452	177,842	112,867	184,037	177,585	183,080	125,251
Noncontrolling interest	$252,700	530,143	262,554	558,950	698,323	696,522	612,652
Total equity	$357,152	707,985	375,421	742,987	875,908	879,602	737,903

(a)	Since its inception, BFC has not paid any cash dividends on its common stock.

(b)	While BFC has two classes of common stock outstanding, the two-class method is not presented because BFC’s capital structure does not provide for different dividend rates or other preferences, other than voting rights, between the two classes.

(c)	Prior to the merger of I.R.E. Realty Advisory Group, Inc. (“I.R.E. RAG”) with and into BFC in November 2007, I.R.E. RAG owned 4,764,285 shares of BFC’s Class A Common Stock and 500,000 shares of BFC’s Class B Common Stock. Those shares of BFC’s Class A Common Stock and Class B Common Stock were considered to be outstanding; however, because BFC owned 45.5% of I.R.E. RAG’s common stock, 2,165,367 shares of BFC’s Class A Common Stock and 227,250 shares of BFC’s Class B Common Stock were eliminated from the number of outstanding shares for purposes of computing earnings per share.

(d)	Other borrowings consist of FHLB advances, subordinated debentures, notes, bonds payable, secured borrowings and junior subordinated debentures. Secured borrowings were recognized on loan participation agreements that constituted a legal sale of a portion of the loan but that were not qualified to be accounted for as a loan sale.

Selected Historical Parent Company Only Financial Information of BFC

The following table summarizes BFC’s historical parent company only financial condition and results as of, and for the periods ended on, the dates indicated below. The selected historical parent company only financial data of BFC as of, and for the years ended, December 31, 2006 through 2008 have been derived from BFC’s audited consolidated financial statements for those years which appear elsewhere in this joint proxy statement/prospectus and which were audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm. The selected historical parent company only financial data of BFC as of, and for the three months ended, March 31, 2009 and 2008 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period) and are derived from BFC’s unaudited consolidated financial statements which appear elsewhere in this joint proxy statement/prospectus; however, BFC’s management believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of its results of operations and financial condition as of the dates, and for the periods, indicated. You should not assume the results of operations for past periods and for the three months ended March 31, 2009 and 2008 indicate results for any future period. The following information is only a summary and should be read together with BFC’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements and related notes which appear elsewhere in this joint proxy statement/prospectus.

	As of and for the
	Three Months
	Ended March 31,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands)

Balance Sheet Data:
Assets
Cash and cash equivalents	$7,554	14,986	9,218	17,999	17,815	26,683	1,520
Investment securities	16,458	20,859	16,523	20,862	22,262	22,034	11,800
Investment in venture partnerships	342	864	361	864	908	950	971
Investment in BankAtlantic Bancorp, Inc.	55,854	102,126	66,326	108,173	113,586	112,218	103,125
Investment in Woodbridge Holdings Corporation	39,417	52,357	35,575	54,637	57,009	58,111	48,983
Investment in and advances to wholly-owned subsidiaries	2,237	1,592	2,323	1,578	1,525	1,631	31,867
Loans receivable	0	4,038	—	3,782	2,157	2,071	3,364
Other assets	911	882	835	906	2,261	960	2,697

Total assets	$122,773	197,704	131,161	208,801	217,523	224,658	204,327

Liabilities and Shareholders’ Equity
Notes payable	$—	—	—	—	—	—	10,483
Advances from and negative basis in wholly-owned subsidiaries	791	3,114	789	3,174	1,290	462	34,636
Other liabilities	6,501	6,902	6,476	7,722	7,351	7,417	6,929
Deferred income taxes	0	9,847	—	13,868	31,297	33,699	27,028

Total liabilities	7,292	19,863	7,265	24,764	39,938	41,578	79,076
Redeemable 5% Cumulative Preferred Stock	11,029	—	11,029	—	—	—	—
Total BFC shareholders’ equity	104,452	177,841	112,867	184,037	177,585	183,080	125,251

Total liabilities and shareholders’ equity	$122,773	197,704	131,161	208,801	217,523	224,658	204,327

	As of and for the
	Three Months
	Ended March 31,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(In thousands)

Statements of Operations Data:
Revenues	$283	522	2,489	3,977	2,232	1,775	3,514
Expenses	2,023	2,644	11,405	9,565	8,413	14,904	6,717

(Loss) before earnings (loss) from subsidiaries	(1,740)	(2,122)	(8,916)	(5,588)	(6,181)	(13,129)	(3,203)
Equity from (loss) earnings in BankAtlantic Bancorp	(13,359)	(5,785)	(56,230)	(7,206)	5,807	9,053	11,817
Equity from (loss) earnings in Woodbridge Holdings Corporation	3,545	(2,078)	(22,261)	(39,622)	(1,522)	9,125	10,265
Equity from (loss) earnings in other subsidiaries	(107)	86	15	(1,083)	(658)	6,671	(35)

(Loss) income from continuing operations before income taxes	(11,661)	(9,899)	(87,392)	(53,499)	(2,554)	11,720	18,844
(Benefit) provision for income taxes	—	(3,866)	(14,887)	(19,599)	(1,857)	4,000	6,826

(Loss) income from continuing operations	(11,661)	(6,033)	(72,505)	(33,900)	(697)	7,720	12,018
Discontinued operations, net of taxes	1,258	162	4,461	1,038	(1,524)	5,054	2,212
Extraordinary gain, net of taxes	—	—	9,145	2,403	—	—	—

Net (loss) income attributable to BFC	(10,403)	(5,871)	(58,899)	(30,459)	(2,221)	12,774	14,230
Preferred stock dividends	(188)	(188)	(750)	(750)	(750)	(750)	(392)

Net (loss) income allocable to common stock	$(10,591)	(6,059)	(59,649)	(31,209)	(2,971)	12,024	13,838

Statements of Cash Flow Data:
Operating Activities:
Net (loss) income	$(10,403)	(5,871)	(58,899)	(30,459)	(2,221)	12,774	14,230
Other operating activities	8,843	3,046	53,391	25,954	(820)	(12,709)	(18,243)

Net cash (used in) provided by operating activities	(1,560)	(2,825)	(5,508)	(4,505)	(3,041)	65	(4,013)
Net cash (used in) provided by investing activities	84	—	(2,469)	(30,869)	(923)	(10,029)	(9,577)
Net cash (used in) provided by financing activities	(188)	(188)	(804)	35,558	(4,904)	35,127	13,574

(Decrease) increase in cash and cash equivalents	(1,664)	(3,013)	(8,781)	184	(8,868)	25,163	(16)
Cash at beginning of period	9,218	17,999	17,999	17,815	26,683	1,520	1,536

Cash at end of period	$7,554	14,986	9,218	17,999	17,815	26,683	1,520

Selected Historical Consolidated Financial Information of Woodbridge

The following table summarizes Woodbridge’s historical consolidated financial condition and results as of, and for the periods ended on, the dates indicated below. The selected historical consolidated financial data of Woodbridge as of, and for the years ended, December 31, 2006 through 2008 have been derived from Woodbridge’s audited consolidated financial statements for those years which appear elsewhere in this joint proxy statement/prospectus and which were audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm. The selected historical consolidated financial data of Woodbridge as of, and for the three months ended, March 31, 2009 and 2008 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period) and are derived from Woodbridge’s unaudited consolidated financial statements which appear elsewhere in this joint proxy statement/prospectus; however, Woodbridge’s management believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of its results of operations and financial condition as of the dates, and for the periods, indicated. You should not assume the results of operations for past periods and for the three months ended March 31, 2009 and 2008 indicate results for any future period. The following information is only a summary and should be read together with Woodbridge’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements and related notes which appear elsewhere in this joint proxy statement/prospectus.

	As of and for the
	Three Months Ended March 31,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
		(Dollars in thousands, except per share data)

Consolidated Operations:
Revenues from sales of real estate	$1,427	154	13,837	410,115	566,086	558,112	549,652
Cost of sales of real estate(a)	$693	28	12,728	573,241	482,961	408,082	406,274

Margin(a)	$734	126	1,109	(163,126)	83,125	150,030	143,378
Earnings from Bluegreen Corporation	$6,336	526	8,996	10,275	9,684	12,714	13,068
Selling, general & administrative expenses	$10,754	12,627	50,754	117,924	121,151	87,639	71,001
Impairment of investment in Bluegreen Corporation	$(20,401)	—	(94,426)	—	—	—	—
Impairment of other investments	$(2,396)	—	(14,120)	—	—	—	—
Gain on settlement of investment in subsidiary(f)	$40,369	—	—	—	—	—	—
Net income (loss)	$14,775	(10,431)	(140,331)	(234,620)	(9,164)	54,911	57,415
Basic earnings (loss) per common share(e)	$0.87	(0.54)	(7.35)	(30.00)	(2.27)	13.58	15.19
Diluted earnings (loss) per common share(b)(e)	$0.87	(0.54)	(7.35)	(30.00)	(2.29)	13.44	14.91
Basic weighted average common shares outstanding (thousands)(c)(e)	16,906	19,254	19,088	7,821	4,045	4,044	3,779
Diluted weighted average common shares outstanding (thousands)(c)(e)	16,906	19,254	19,088	7,821	4,045	4,067	3,792
Dividends declared per common share(e)	$—	—	—	0.10	0.40	0.40	0.20
Consolidated Financial Condition Data:
Cash	$84,076	131,183	114,798	195,181	48,391	113,562	125,522
Inventory of real estate	$241,647	234,223	241,318	227,290	822,040	611,260	413,471
Investment in Bluegreen Corporation	$16,560	116,340	29,789	116,014	107,063	95,828	80,572
Total assets	$524,138	688,694	559,254	712,851	1,090,666	895,673	678,467
Total debt	$349,542	342,498	349,952	353,790	615,703	407,970	268,226
Total liabilities	$384,792	439,374	439,724	451,745	747,427	545,887	383,678
Shareholders’ equity	$139,346	249,320	119,530	261,106	343,239	349,786	294,789
Book value per share(d)	$8.02	12.95	7.07	13.56	86.50	88.17	74.33

(a)	Margin is calculated as sales of real estate minus cost of sales of real estate. Included in cost of sales of real estate for the year ended December 31, 2008 is an impairment charge associated with the Carolina Oak homebuilding project in the amount of $3.5 million. Additionally, included in cost of sales of real estate for the years ended December 31, 2007 and 2006 are homebuilding inventory impairment charges and write-offs of deposits and pre-acquisition costs of $206.4 million and $31.1 million, respectively, in Woodbridge’s Primary Homebuilding segment. In Woodbridge’s Tennessee Homebuilding segment, impairment charges amounted to $11.2 million and $5.7 million in the years ended December 31, 2007 and 2006, respectively, which were included in cost of sales.

(b)	Diluted earnings (loss) per share takes into account the dilutive effect of Woodbridge’s stock options and restricted stock using the treasury stock method, and the dilution in earnings Woodbridge recognizes as a result of outstanding Bluegreen securities that entitle the holders thereof to acquire shares of Bluegreen’s common stock.

(c)	The weighted average number of common shares outstanding in basic and diluted earnings (loss) per common share for 2006, 2005 and 2004 were retroactively adjusted for the number of shares representing the bonus element arising from Woodbridge’s 2007 rights offering. In connection with the rights offering, shares of Woodbridge’s Class A Common Stock were issued on October 1, 2007 at a purchase price below the market price of such stock on that date, resulting in the bonus element of 1.97%. The number of weighted average shares of Class A Common Stock was retroactively increased by this percentage for 2006, 2005 and 2004.

(d)	Book value per share is calculated as Woodbridge shareholders’ equity divided by total number of shares outstanding as of each period presented.

(e)	On September 26, 2008, Woodbridge effected a one-for-five reverse stock split, pursuant to which each five shares of Woodbridge’s Class A Common Stock then outstanding automatically converted into one share of Class A Common Stock, and each five shares of Woodbridge’s Class B Common Stock then outstanding automatically converted into one share of Class B Common Stock. Accordingly, all share and per share data presented herein for prior periods have been retroactively adjusted to reflect the reverse stock split.

(f)	Represents the cost of settlement and related liability which was recognized into income during the three months ended March 31, 2009 in connection with the March 3, 2009 consummation of the settlement agreement relating to the bankruptcy of Levitt and Sons, as described throughout this joint proxy statement/prospectus.

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial data are presented as if the merger was completed on January 1, 2008 for income statement purposes and on March 31, 2009 for balance sheet purposes. The following information should be read in conjunction with the unaudited pro forma condensed combined financial statements and related notes and each of BFC’s and Woodbridge’s historical consolidated financial statements and related notes, which in each case appear elsewhere in this joint proxy statement/prospectus.

The pro forma amounts set forth in the table below are presented for illustrative purposes only. You should not rely on these pro forma amounts as being indicative of the financial position or results of operations that BFC would have actually realized had the merger been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of BFC following the merger.

	Three Months Ended	Year Ended
	March 31, 2009	December 31, 2008
	(In thousands, except per share data)	(In thousands, except per share data)

Statement of Operations Data:
Revenues	$101,010	$487,470
Net loss from continuing operations attributable to BFC	$(365)	$(183,312)
Net loss after dividends on preferred stock	$(553)	$(184,562)
Net loss per common share — basic and diluted	$(0.01)	$(2.05)
Weighted average shares outstanding — basic and diluted	89,883	89,866

As of
March 31, 2009
(In thousands)

Balance Sheet Data:
Loans receivable and held for sale, net	$4,203,825
Securities	$748,112
Total assets	$6,111,354
Deposits	$4,053,313
Securities sold under agreements to repurchase and federal funds purchased	$91,205
Total liabilities	$5,744,273
BFC shareholders’ equity	$206,840
Noncontrolling interest	$149,412
Total equity	$356,052

RISK FACTORS

In deciding how to vote on the merger and the related transactions and on the merger agreement, as applicable, you should carefully consider the risks described below in addition to the other information contained in this joint proxy statement/prospectus. The risks and uncertainties described below are not the only ones facing BFC and Woodbridge. Additional risks and uncertainties not presently known to either BFC or Woodbridge or that they believe are now immaterial may also impair BFC’s or Woodbridge’s results of operations and financial condition. If any of the following risks actually occur, the financial condition or results of operations of BFC or Woodbridge could be materially and adversely affected and the value of BFC’s Class A Common Stock or Class B Common Stock or Woodbridge’s Class A Common Stock could decline. Shareholders of BFC and Woodbridge should also carefully consider the risks described in the companies’ respective filings with the SEC, including the risks and uncertainties described under the heading “Risk Factors” in such filings. See “Where You Can Find More Information” beginning on page   .

Risks Related to the Merger

The exchange ratio set forth in the merger agreement is fixed and will not be adjusted in the event of any change in the market price of BFC’s Class A Common Stock or Woodbridge’s Class A Common Stock.

In connection with the merger, each share of Woodbridge’s Class A Common Stock outstanding at the effective time of the merger (other than shares owned by BFC and holders of Woodbridge Class A Common Stock who properly exercise and perfect their appraisal rights) will be converted automatically into the right to receive 3.47 shares of BFC’s Class A Common Stock. BFC will not issue fractional shares of its Class A Common Stock in the merger, but instead, the aggregate number of shares of BFC’s Class A Common Stock to which holders of Woodbridge’s Class A Common Stock will be entitled to receive will be rounded up to the next largest whole number. The ratio at which shares of Woodbridge’s Class A Common Stock will be converted is fixed in the merger agreement, and the merger agreement does not provide for any adjustment for changes in the market price of either BFC’s Class A Common Stock or Woodbridge’s Class A Common Stock. As a result, if the market price of BFC’s Class A Common Stock increases or decreases between the date of the merger agreement and the effective time of the merger, holders of Woodbridge’s Class A Common Stock will be entitled to receive, upon consummation of the merger, shares having greater or lesser market value, respectively, than they would have received based on the market value calculated pursuant to the exchange ratio on the date of the merger agreement.

The market price of BFC’s Class A Common Stock has fluctuated and likely will fluctuate between the date of this joint proxy statement/prospectus and the effective time of the merger. For example, from January 1, 2007 through July 2, 2009, the market price of BFC’s Class A Common Stock ranged from a low of $0.06 per share to a high of $6.90 per share, as quoted (i) on the NYSE Arca Stock Exchange for the period prior to December 9, 2008 and (ii) on the Pink Sheets for the period beginning on December 9, 2008. See “Comparative Stock Prices and Dividends” beginning on page   . Shareholders of both companies are encouraged to obtain current market quotations for BFC’s Class A Common Stock and Woodbridge’s Class A Common Stock prior to voting their shares. Further variations in the market price of BFC’s Class A Common Stock could be the result of market assessments of the likelihood that the merger will be consummated or the timing of the consummation of the merger, general market and economic conditions and other factors both within and beyond the control of BFC or Woodbridge. Because the date that the merger may be consummated will be later than the date of the BFC and Woodbridge shareholder meetings, at the time of the meetings you will not know the market value of the shares of BFC’s Class A Common Stock that holders of Woodbridge’s Class A Common Stock will receive upon consummation of the merger.

If the merger is consummated, BFC’s shareholders will increase their exposure to the real estate industry, which continues to experience significant weakness.

If the merger is consummated, BFC will significantly increase its exposure to the risks and uncertainties of the real estate industry. As of December 31, 2008, BFC’s investment in Woodbridge represented 27% of

BFC’s total parent company assets. If the merger is consummated, BFC’s investment in Woodbridge will represent 57% of BFC’s total parent company assets. Over the past two years, the real estate industry has experienced significant weakness, and there is no sign of a recovery in the near term. Adverse economic and other business conditions have had, and may continue to have, a negative impact on the industry and Woodbridge’s results, and no assurance can be given as to the timing or depth of any recovery.

If the merger is consummated, Woodbridge’s shareholders will be exposed to the diverse businesses in which BFC has invested.

Upon completion of the merger, holders of Woodbridge’s Class A Common Stock (other than BFC and holders who properly exercise and perfect their appraisal rights) will become holders of BFC’s Class A Common Stock. BFC is a holding company with investments in businesses in diverse industries, including industries different than those in which Woodbridge operates or holds investments. In addition to its existing investment in Woodbridge, BFC holds a direct controlling interest in BankAtlantic Bancorp, a Florida- based financial services holding company which owns BankAtlantic, a federally chartered, federally insured savings bank, a direct investment in the convertible preferred stock of Benihana, which owns Asian-themed restaurant chains in the United States, and various real estate and venture capital investments. If the merger is consummated, Woodbridge’s shareholders will no longer be subject to solely the risks of an investment in the real estate industry and other industries in which Woodbridge holds investment, but will be subject to the risks of BFC’s other investments, especially in the banking industry. BankAtlantic, like other banks, has been impacted by the deterioration of the real estate market, specifically in Florida, where most of its borrowers and the real estate collateralizing its loans are located. Further, BFC expects to continue to focus on providing overall support for its controlled subsidiaries with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its controlled subsidiaries such as BankAtlantic Bancorp. A continued deterioration of the banking or restaurant industries or the other industries in which BFC has investments could have a material adverse effect on the future market price of the shares of BFC’s Class A Common Stock that Woodbridge’s shareholders would receive in the merger. For a discussion of BFC’s and Woodbridge’s businesses and certain factors to consider in connection with their respective businesses, see the sections of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Woodbridge’s Management’s Discussion and Analysis of Financial Condition and Results of Operations“as well as the “Risk Factors” sections in each of BFC’s and Woodbridge’s Annual Reports on Form 10-K for the year ended December 31, 2008. See “Where You Can Find More Information” beginning on page   .

Dividends or distributions from subsidiaries to the parent company may be subject to claims in the future from creditors of the subsidiary.

To the extent that any subsidiary makes dividend payments or other distributions to its parent company, including payments or distributions from Core to Woodbridge, from BankAtlantic to BankAtlantic Bancorp or from Woodbridge or BankAtlantic Bancorp to BFC, such payments or distributions may, in certain circumstances, be subject at a later date to claims made by creditors of the subsidiary which made the payment or distribution. Any such claim, if successful, may have a material and adverse impact on the financial condition of the parent company against which the claim was brought.

Woodbridge’s shareholders will have a reduced ownership and voting interest in BFC after the merger than they currently have in Woodbridge.

Woodbridge’s shareholders currently have the right to vote on the election of Woodbridge’s directors and on other matters affecting Woodbridge which requires shareholder approval. Upon the completion of the merger, each Woodbridge shareholder that receives shares of BFC’s Class A Common Stock will become a shareholder of BFC with a percentage ownership of the combined organization that is much smaller than the shareholder’s current percentage ownership in Woodbridge. Woodbridge’s shareholders will collectively receive shares in the merger constituting approximately 54% of the outstanding shares of BFC’s Class A Common Stock following the merger. Further, in the aggregate, BFC’s Class A Common Stock represents 22% of the total voting power of BFC, while Woodbridge’s Class A Common Stock represents 53% of the total voting power of Woodbridge. As a result, Woodbridge’s shareholders will have a reduced ownership and voting interest in BFC after the merger than they currently have in Woodbridge.

If the merger is not consummated, BFC and Woodbridge will have incurred substantial costs adversely impacting their results of operations and financial conditions and the market price of BFC’s Class A Common Stock and Class B Common Stock and Woodbridge’s Class A Common Stock.

BFC and Woodbridge have incurred and will continue to incur substantial costs in connection with the merger. These costs are primarily associated with the fees of their respective attorneys, accountants and financial advisors. In addition, BFC and Woodbridge have each diverted significant management resources in an effort to complete the merger and each is subject to restrictions contained in the merger agreement on the conduct of its business during the interim period between the date of the merger agreement and the effective time of the merger.

Certain executive officers and directors of BFC and Woodbridge have financial interests in the merger that are different from, or in addition to, the interests of BFC’s and Woodbridge’s shareholders, generally.

In considering the recommendation of BFC’s board of directors to vote in favor of the merger and the related transactions and the recommendation of Woodbridge’s special committee and board of directors to vote in favor of the merger agreement, shareholders should be aware that certain directors and executive officers of each of BFC and Woodbridge may have interests in the merger that are different from, or are in addition to, the interests of BFC’s and Woodbridge’s respective shareholders, generally.

Alan B. Levan, the Chairman, Chief Executive Officer and President of BFC, Chairman and Chief Executive Officer of Woodbridge and BankAtlantic Bancorp and Chairman of Bluegreen, John E. Abdo, the Vice Chairman of each of BFC, Woodbridge, BankAtlantic Bancorp and Bluegreen, and their respective affiliates collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired pursuant to the exercise of stock options) representing approximately 74.2% of the general voting power and approximately 37.4% of the total common stock of BFC, and, after the completion of the merger, are expected to beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired pursuant to the exercise of stock options) representing approximately 71.0% of the general voting power and approximately 19.0% of the total common stock of BFC. Additionally, in connection with the merger, BFC has agreed to cause the seven current directors of Woodbridge who are not also directors of BFC, as well as Seth M. Wise, the President of Woodbridge, and Jarett S. Levan, the son of Alan B. Levan and the President of BankAtlantic Bancorp and Chief Executive Officer and President of BankAtlantic, to be appointed to BFC’s board of directors to serve for a term expiring at BFC’s 2010 annual meeting of shareholders. It is also anticipated that Mr. Wise will also be appointed Executive Vice President of BFC following the merger.

In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware of these interests. Please see “The Merger — Interests of Certain Persons in the Merger” beginning on page    for further information about these interests.

The Woodbridge special committee did not conduct an auction with respect to the sale of Woodbridge.

Because of BFC’s voting control of Woodbridge, which would allow BFC to veto any sale of Woodbridge to a third party, and based on BFC’s expressed intention to maintain a long-term relationship with Woodbridge, the Woodbridge special committee did not conduct a market check or auction process with respect to the possible sale of Woodbridge. Such a process may have resulted in different terms for Woodbridge’s shareholders, and there is no assurance that merger consideration having a higher value would not have been received if Woodbridge had been in a position to conduct a market check or auction. However, the merger agreement provides Woodbridge with the right to furnish information about its business to any person making an unsolicited superior proposal to the merger and participate in discussions or negotiations regarding, and, in specific circumstances, to accept, such proposal in lieu of the merger. See “The Merger Agreement — Superior Proposal.”

The merger agreement limits the ability of Woodbridge and BFC to pursue an alternative transaction proposal to the merger, and BFC’s existing control position in Woodbridge further limits Woodbridge’s ability to consummate any such alternative transaction.

Subject to certain exceptions, the merger agreement prohibits each of Woodbridge and BFC from soliciting, initiating, encouraging or otherwise facilitating certain alternative transaction proposals with any third party, which may have the effect of limiting each company’s ability to pursue offers from third parties that could result in greater value to its shareholders relative to the terms and conditions of the merger agreement. See “The Merger Agreement — No Solicitation” beginning on page   .

Further, BFC’s existing ownership of all of the shares of Woodbridge’s Class B Common Stock provides BFC with the ability to veto any alternative transaction. Moreover, while a competing acquiror could deliver a bona fide competing acquisition proposal in a manner that would enable Woodbridge to negotiate the terms of the competing offer, BFC’s control position and ability to veto any alternative transaction limits the likelihood that any potential competing acquiror will come forward. Further, if the merger agreement is terminated and the board of directors of Woodbridge determines to seek another merger or business combination, it may not be able to find a partner willing to provide an equivalent or more attractive benefit to Woodbridge’s shareholders than that which would have been received by such shareholders pursuant to the merger agreement. Even if such a partner were found, there is no assurance that BFC will approve any such merger or business combination.

If significant numbers of holders of Woodbridge’s Class A Common Stock exercise their appraisal rights, it could have an adverse effect on the companies.

If holders of more than 10% of the outstanding shares of Woodbridge’s Class A Common Stock exercise their appraisal rights, BFC may elect not to consummate the merger, and, in that event, BFC and Woodbridge will have incurred significant transaction costs without consummating the transaction. Even if the merger is consummated, the number of shareholders exercising appraisal rights will impact BFC’s cash balances and cash flow as BFC will be required to pay such shareholders in cash. BFC itself has no operations other than activities relating to the monitoring and support of its existing investments and identifying, analyzing and, in appropriate cases, acquiring new investments. Since BFC is dependent upon dividends from its subsidiaries for a significant portion of its cash flow, and since the declaration of dividends by BFC’s subsidiaries is not always within BFC’s control, any significant decrease in BFC’s cash position as a result of payments to shareholders who exercise their appraisal rights could limit BFC’s ability to support Woodbridge’s business with additional capital and could have a material adverse effect on BFC’s and Woodbridge’s businesses.

Substantial sales of BFC’s Class A Common Stock could adversely affect its market price.

It is anticipated that approximately 44.8 million shares of BFC’s Class A Common Stock will be issued in connection with the merger. The shares issuable in connection with the merger would represent approximately 54% of the total number of shares of BFC’s Class A Common Stock outstanding after the merger. Other than the shares issued to affiliates of Woodbridge or BFC, which would represent approximately 13% of the total number of shares of BFC’s Class A Common Stock outstanding after the merger, the shares issued in connection with the merger will not be subject to restrictions on resale. The issuance and potential resale of these new shares could have the effect of depressing the market price of BFC’s Class A Common Stock.

There is no assurance as to the value holders of Woodbridge’s Class A Common Stock will receive if they choose to exercise their appraisal rights.

Under the FBCA, holders of Woodbridge’s Class A Common Stock are entitled to appraisal rights in connection with the merger. If a holder of Woodbridge’s Class A Common Stock exercises his, her or its appraisal rights and follows the relevant procedures specified in the FBCA, summarized in “The Merger — Appraisal Rights,” he, she or it will have the right to receive a cash payment equal to the fair value of his, her or its stock. The express procedures of the FBCA must be followed and, if they are not, shareholders wishing to exercise their appraisal rights may lose such rights. Moreover, pursuant to the FBCA, the fair value of the shares of Woodbridge’s Class A Common Stock held by a shareholder exercising appraisal rights means the value of such shares calculated as of the time immediately preceding the consummation of the merger, excluding any appreciation or depreciation in anticipation of the merger, which could be more than, less than or equal to the value of the shares of BFC’s Class A Common Stock that the shareholder would otherwise have received in connection with the merger. Further, the fair value cash payment could potentially be determined in judicial proceedings, the result of which cannot be predicted. Accordingly, there can be no assurance that holders of Woodbridge’s Class A Common Stock exercising appraisal rights will receive consideration equal to or greater than the value of the shares of BFC’s Class A Common Stock which they would have received in connection with the merger.

The Internal Revenue Service may disagree with the parties’ description of the federal income tax consequences of the merger.

Although BFC and Woodbridge will receive an opinion of legal counsel as to the anticipated federal income tax consequences of the merger, neither BFC nor Woodbridge has applied for, or expects to obtain, a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the merger. No assurance can be given that the Internal Revenue Service will agree with the positions taken in the legal opinion or will not challenge the income tax consequences of the merger.

Risks Related to BFC and its Business

BFC has in the past incurred cash flow deficits that it expects will continue in the future.

BFC is a holding company engaged in making investments in operating businesses, and has no revenue generating operating activities. Accordingly, BFC has in the past incurred cash flow deficits at its parent company level and expects to continue to do so in the foreseeable future. BFC incurred operating and investing cash flow deficits of $5.5 million and $2.5 million, respectively, during the year ended December 31, 2008 and a $1.6 million operating cash flow deficit during the three months ended March 31, 2009. BFC has financed these operating cash flow deficits with available working capital. At March 31, 2009, BFC’s cash and cash equivalents balance was approximately $7.6 million. Since BFC’s business strategy involves primarily holding long-term investments and neither BankAtlantic Bancorp nor Woodbridge is expected to declare dividends to its common shareholders in 2009, BFC’s investments are not expected to generate cash flow to BFC in the near term. As a result, if cash flow is not sufficient to fund BFC’s operating expenses in the future, BFC may be forced to reduce operating expenses, to liquidate some of its investments or to seek to fund the expenses from the proceeds of additional equity or debt financing. There is no assurance that any such financing would be available on commercially reasonable terms, if at all, or that BFC would not be forced to liquidate its investments at depressed prices.

Adverse conditions and events where BFC’s investments are currently concentrated could continue to adversely impact BFC’s results and future growth.

BankAtlantic Bancorp’s business, the location of BankAtlantic’s branches and the real estate collateralizing its commercial real estate loans are concentrated in Florida. Further, Woodbridge’s operations are concentrated in Florida and South Carolina. Economic conditions generally, and the economies of both Florida and South Carolina in particular, have adversely impacted the results and prospects of BankAtlantic Bancorp and Woodbridge. Further each of the states is subject to the risks of natural disasters, such as tropical storms and hurricanes. The continued impact of the economic downturn, natural disaster or adverse changes in laws or regulations applicable to the companies could impact the credit quality of BankAtlantic’s assets, the desirability of Woodbridge’s properties, the financial performance of Woodbridge’s and BankAtlantic’s customers and the overall success of Woodbridge and BankAtlantic.

Regulatory restrictions, bank performance and the terms of indebtedness limit or restrict BankAtlantic Bancorp’s ability to pay dividends, which may impact BFC’s cash flow.

BFC holds approximately 30% of the outstanding common stock of BankAtlantic Bancorp. Dividends by BankAtlantic Bancorp are subject to a number of conditions, including the cash flow and profitability of BankAtlantic Bancorp, declaration of dividends by BankAtlantic Bancorp’s board of directors, compliance with the terms of outstanding indebtedness, and regulatory restrictions applicable to BankAtlantic. During 2008, BFC received $208,000 in dividends from BankAtlantic Bancorp.

BankAtlantic Bancorp is a separate publicly traded company whose board of directors includes a majority of independent directors as required by the listing standards of the New York Stock Exchange. Decisions made by BankAtlantic Bancorp’s board are not within BFC’s control and may not be made in our best interests.

The declaration and payment of dividends and the ability of BankAtlantic Bancorp to meet its debt service obligations will depend upon adequate cash holdings, which are driven by the results of operations, financial condition and cash requirements of BankAtlantic Bancorp, and the ability of BankAtlantic to pay dividends to BankAtlantic Bancorp. The ability of BankAtlantic to pay dividends or make other distributions to BankAtlantic Bancorp is subject to regulations and OTS approval and is based upon BankAtlantic’s regulatory capital levels and net income. Due to BankAtlantic’s recent net losses, BankAtlantic has decided to suspend dividends to BankAtlantic Bancorp. In addition, if BankAtlantic participates in the TARP Capital Purchase Program, its ability to pay dividends to BankAtlantic Bancorp in the future will be subject to the restrictions contained in that program. In February 2009, BankAtlantic Bancorp elected to exercise its right to defer payments of interest on its trust preferred junior subordinated debt. BankAtlantic Bancorp is permitted to defer quarterly interest payments for up to 20 consecutive quarters. During the deferral period, which BankAtlantic Bancorp can end at any time, BankAtlantic Bancorp will not pay dividends to its common shareholders, including BFC. Accordingly, BFC does not expect to receive dividends from BankAtlantic Bancorp during 2009.

BFC’s activities and its subsidiaries’ activities are subject to a wide range of regulatory requirements that could have a material adverse effect on BFC’s business.

BFC and BankAtlantic Bancorp are each grandfathered unitary savings and loan holding companies and have broad authority to engage in various types of business activities. However, the OTS can stop each of BFC and BankAtlantic Bancorp from engaging in activities or limit those activities if it determines that there is reasonable cause to believe that the continuation of any particular activity constitutes a serious risk to the financial safety, soundness or stability of BankAtlantic. The OTS may also:

•	limit the payment of dividends by BankAtlantic to BankAtlantic Bancorp;

•	limit transactions between BFC, BankAtlantic, BankAtlantic Bancorp and the subsidiaries or affiliates of either;

•	limit the activities of BankAtlantic, BankAtlantic Bancorp or BFC; or

•	impose capital requirements on BFC or BankAtlantic Bancorp.

In addition, unlike bank holding companies, as unitary savings and loan holding companies, BFC and BankAtlantic Bancorp are not currently subject to capital requirements. However, the OTS has indicated that it may in the future impose capital requirements on savings and loan holding companies. The OTS may also in the future adopt regulations that would affect BankAtlantic Bancorp’s operations, including BankAtlantic Bancorp’s ability to pay dividends or to engage in certain transactions or activities.

Certain members of BFC’s board of directors and certain of BFC’s executive officers are also directors and executive officers of BFC’s affiliates.

Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President, and John E. Abdo, BFC’s Vice Chairman, are also members of the boards of directors and/or executive officers of BankAtlantic Bancorp, BankAtlantic, Woodbridge, Bluegreen and Benihana. Neither Mr. Levan nor Mr. Abdo is obligated to allocate a specific amount of time to the management of BFC, and they may devote more time and attention to the operations of BFC’s affiliates than they devote directly to BFC’s activities. Additionally, D. Keith Cobb, a member of BFC’s board of directors is a member of the board of directors of BankAtlantic Bancorp and BankAtlantic.

BFC’s investment in Benihana subjects it to the risks associated with the restaurant industry.

BFC has an investment in shares of Series B Convertible Preferred Stock of Benihana which are convertible into shares of Benihana’s Common Stock. As such, the value of BFC’s investment will be influenced by the market performance of Benihana’s Common Stock. Some of the risk factors common to the restaurant industry which might affect the performance of Benihana are as follows:

•	general economic conditions, and the disruptions in the financial markets which have adversely impacted consumer spending patterns and the availability and cost of credit may continue to impact Benihana or deteriorate further;

•	the failure of existing or new restaurants to perform as expected;

•	the inability to construct new restaurants and remodel existing restaurants within projected budgets and time periods;

•	increases in the minimum wage;

•	intense competition in the restaurant industry;

•	the food service industry is affected by litigation and publicity concerning food quality, health and other issues which could cause customers to avoid a particular restaurant, result in significant liabilities or litigation costs or damage reputation or brand recognition; and

•	implementing growth and renovation strategies may strain available resources.

BFC and its subsidiaries may issue additional securities in the future.

There is generally no restriction on BFC’s ability to issue debt or equity securities which are pari passu or have a preference over its Class A Common Stock. Likewise, there is also no restriction on the ability of BankAtlantic Bancorp or Woodbridge to issue additional capital stock or incur additional indebtedness. Authorized but unissued shares of BFC’s capital stock are available for issuance from time to time at the discretion of BFC’s board of directors, including issuances in connection with acquisitions.

BFC’s portfolio of equity securities and its investments in BankAtlantic Bancorp and Woodbridge subjects BFC to equity pricing risks.

Because BankAtlantic Bancorp and Woodbridge are consolidated in BFC’s financial statements, the decline in the market price of their stock would not impact BFC’s consolidated financial statements. However, the continued decline in the market price of either of these securities would likely have an effect on the market price of BFC’s common stock, and the market price of BFC’s common stock and directly held equity securities are important to the valuation and financing capability of BFC.

Also, BFC has an investment in 800,000 shares of Series B Convertible Preferred Stock of Benihana for which no current market is available (unless converted into shares of Benihana’s Common Stock). The shares of Series B Convertible Preferred Stock owned by BFC are convertible into an aggregate of 1,578,943 shares of Benihana’s Common Stock. At March 31, 2009, if converted, the aggregate market value of such shares would have been $4.0 million.

The ability to realize or liquidate these investments will depend on future market and economic conditions and the ability to register the shares of Benihana’s Common Stock in the event of the conversion of the shares of the Series B Convertible Preferred Stock of Benihana which BFC owns, all of which are subject to significant risk.

BFC’s control position may adversely affect the market price of BankAtlantic Bancorp’s and Woodbridge’s Class A Common Stock.

As of March 31, 2009, BFC owned all of BankAtlantic Bancorp’s issued and outstanding Class B Common Stock and 2,389,697 shares, or approximately 23%, of BankAtlantic Bancorp’s issued and outstanding Class A Common Stock, and BFC owned all of Woodbridge’s issued and outstanding Class B Common Stock and 3,735,392 shares, or approximately 22% of, Woodbridge’s issued and outstanding Class A Common Stock. Our share holdings represent approximately 59% of the total voting power of each of BankAtlantic Bancorp and Woodbridge. Since the Class A Common Stock and Class B Common Stock of each of BankAtlantic Bancorp and Woodbridge vote as a single group on most matters, BFC is in a position to control BankAtlantic Bancorp and Woodbridge and elect BankAtlantic Bancorp’s and Woodbridge’s boards of directors. As a consequence, BFC has the voting power to significantly influence the outcome of any shareholder vote of BankAtlantic Bancorp and Woodbridge, except in those limited circumstances where Florida law mandates separate class votes. BFC’s control position may have an adverse effect on the market prices of BankAtlantic Bancorp’s and Woodbridge’s Class A Common Stock.

Alan B. Levan and John E. Abdo’s control position may adversely affect the market price of BFC’s common stock.

Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President, and John E. Abdo, BFC’s Vice Chairman, and their respective affiliates collectively beneficially own approximately 37% of the outstanding shares of BFC’s total common stock, representing approximately 74% of BFC’s total voting power. Additionally, Messrs. Levan and Abdo have agreed to vote their shares of BFC’s Class B Common Stock in favor of the election of the other to BFC’s board of directors for so long as they are willing and able to serve as directors of BFC. Further, Mr. Abdo has agreed, subject to certain exceptions, not to transfer certain of his shares of BFC’ Class B Common Stock and to obtain the consent of Mr. Levan prior to the conversion of certain of his shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock. Since BFC’s Class A Common Stock and Class B Common Stock vote as a single class on most matters, Messrs. Levan and Abdo effectively have the voting power to control the outcome of any shareholder vote and elect the members of BFC’s board of directors. Messrs. Levan’s and Abdo’s control position may have an adverse effect on the market price of BFC’s common stock, except in those limited circumstances where Florida law mandates that the holders of BFC’s Class A Common Stock vote as a separate class. Messrs. Levan’s and Abdo’s interests may conflict with the interests of BFC’s other shareholders.

The terms of BFC’s Articles of Incorporation, which establish fixed relative voting percentages between BFC’s Class A Common Stock and Class B Common Stock, may not be well accepted by the market.

BFC’s Class A Common Stock and Class B Common Stock generally vote together as a single class. The Class A Common Stock possesses in the aggregate 22% of the total voting power of all of BFC’s common stock, and the Class B Common Stock possesses in the aggregate the remaining 78% of the total voting power. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 1,800,000 shares, at which time the Class A Common Stock’s aggregate voting power will change to 40% and the Class B Common Stock will have the remaining 60%. If the number of shares of Class B Common Stock outstanding decreases to 1,400,000 shares, the Class A Common Stock’s aggregate voting power will change to 53% and the Class B Common Stock will have the remaining 47%. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 500,000 shares, at which time the fixed voting percentages will be eliminated. These changes in the relative voting power represented by each class of BFC’s common stock are based only on the number of shares of Class B Common Stock outstanding; thus issuances of Class A Common Stock, including Class A Common Stock issued in the merger, will have no effect on these provisions, and the issuance of Class A Common Stock will widen the disparity between the equity interest and voting power of the Class B Common Stock. While this capital structure was approved by BFC’s shareholders, the fixed voting percentage provisions are somewhat unique. If the market does not sufficiently accept this structure, the trading price and market for BFC’s Class A Common Stock would be adversely affected.

Risks Related to BankAtlantic Bancorp and BankAtlantic

The following are risks related to BankAtlantic Bancorp (and its federal savings bank subsidiary, BankAtlantic), whose results of operations are consolidated with BFC. The only assets available to BFC from BankAtlantic Bancorp are dividends when and if declared and paid by BankAtlantic Bancorp. BankAtlantic Bancorp is a separate public company and its management prepared the following Risk Factors which were included in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2008. Accordingly, references to the “Company”, “we”, “us” , “our” or “Parent Company” in this “Risks Related to BankAtlantic Bancorp and BankAtlantic” section are references to BankAtlantic Bancorp and its subsidiaries, including BankAtlantic, and are not references to BFC or Woodbridge.

Adverse market conditions have affected and may continue to affect the financial services industry as well as BankAtlantic Bancorp’s business and results of operations.

Our financial condition and results of operations have been, and may continue to be, adversely impacted as a result of the downturn in the U.S. housing market and general economic conditions. Dramatic declines in the national and, in particular, Florida housing markets over the past year, with falling home prices and increasing foreclosures and unemployment, have negatively impacted the credit performance of our loans and resulted in significant asset impairments at all financial institutions, including government-sponsored entities, major commercial and investment banks, and regional and community financial institutions including BankAtlantic. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The continuing economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business, financial condition and results of operations. The difficult conditions in the financial markets and real estate markets are not expected to improve in the foreseeable future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on BankAtlantic and others in the financial services industry. In particular, we may face the following risks in connection with these events:

•	BankAtlantic’s borrowers may be unable to make timely repayments of their loans, or the value of real estate collateral securing the payment of such loans may decrease which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which would increase levels of non-performing loans resulting in significant credit losses, increased expenses and could have a material adverse effect on our operating results.

•	Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or at all from other financial institutions or government entities.

•	Increased regulation of the industry may increase costs and limit BankAtlantic’s activities and operations.

•	Increased competition among financial services companies based on the recent consolidation of competing financial institutions and the conversion of investment banks into bank holding companies, may adversely affect BankAtlantic’s ability to market its products and services.

•	BankAtlantic may be required to pay significantly higher FDIC deposit premiums and assessments.

•	Consumer confidence in the financial industry has weakened and individual wealth has deteriorated, which could lead to declines in deposits and impact liquidity.

•	Continued asset valuation declines could adversely impact our credit losses and result in additional goodwill and other asset impairments.

There can be no assurance that recent steps taken by Congress, the FDIC and the Federal Reserve will stabilize the U.S. financial system.

On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008, as amended (the “EESA”). The legislation was in response to the financial crises affecting the banking system and financial markets, and going concern threats to investment banks and other financial institutions. The U.S. Department of Treasury (the “U.S. Treasury”) and federal banking regulators are implementing a number of programs under this legislation and otherwise to address capital and liquidity issues in the banking system, including the U.S. Treasury’s Capital Purchase Program (the “CPP”), pursuant to which the U.S. Treasury has made senior preferred stock investments in participating financial institutions. In addition, other regulators have taken steps to attempt to stabilize and add liquidity to the financial markets, such as the FDIC’s Temporary Liquidity Guarantee Program, pursuant to which, under the systemic risk exception to the Federal Deposit Act (the “FDA”), the FDIC has offered a guarantee of certain financial institution indebtedness in exchange for an insurance premium payment made to the FDIC by the participating financial institution.

On February 10, 2009, the Treasury announced a new comprehensive financial stability plan (the “Financial Stability Plan”), which earmarked the second $350 billion originally authorized under the EESA. The Financial Stability Plan is intended to, among other things, make capital available to financial institutions, purchase certain legacy loans and assets from financial institutions, restart securitization markets for loans to consumers and businesses and relieve certain pressures on the housing market, including the reduction of mortgage payments and interest rates. In addition, the American Recovery and Reinvestment Act of 2009 (the “ARRA”), which was signed into law on February 17, 2009, includes, among other things, extensive new restrictions on the compensation arrangements of financial institutions participating in the CPP.

There have been numerous actions undertaken in connection with or following EESA, the Financial Stability Plan and ARRA by the Federal Reserve Board, U.S. Congress, the U.S. Treasury, the FDIC, the SEC and others in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown which began in late 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; coordinated international efforts to address illiquidity and other weaknesses in the banking sector and other programs being developed.

There can be no assurance, however, as to the actual impact that these government initiatives will have on the financial markets, including the extreme levels of market volatility and limited credit availability currently being experienced. The failure of these government initiatives to stabilize the financial markets, or a continuation or worsening of current financial market conditions, could materially and adversely affect BankAtlantic’s business, financial condition, results of operations and access to credit. Any such failure may also adversely impact the trading price of the Company’s Class A common stock.

In addition, the EESA, ARRA and the Financial Stability Plan are relatively new initiatives and, as such, are subject to change and evolving interpretation. There can be no assurances as to the effects that any further changes will have on the effectiveness of the government’s efforts to stabilize the credit markets or on BankAtlantic’s business, financial condition or results of operations.

As previously announced, the Company and BankAtlantic filed an application to participate in the CPP. The United States Treasury had not, as of March 16, 2009, acted on the application and such application may not be approved. Further, the Company’s decision to defer quarterly payment of interest on its outstanding trust preferred junior subordinated debentures may adversely impact our application to receive funds under the CPP.

The impact on BankAtlantic Bancorp of recently enacted legislation, in particular the EESA and its implementing regulations, and actions by the FDIC, cannot be predicted at this time.

The programs established or to be established under the EESA and Troubled Asset Relief Program may have adverse effects upon us. Our industry may be subject to increased regulation, and compliance with such regulations may increase our costs and limit our ability to pursue business opportunities. Also, participation in specific programs may subject us to additional restrictions. For example, if we participate in the CPP, our ability to make dividend payments or to repurchase our common stock will be limited and subject to the restrictions contained in that program for so long as any securities issued under such program remain outstanding. It will also subject us to additional executive compensation restrictions. Similarly, programs established by the FDIC under the systemic risk exception of the FDA, may have an adverse effect on us and we anticipate that the cost of FDIC premiums will increase.

The decline in the Florida real estate market has adversely affected, and may continue to adversely affect, BankAtlantic Bancorp’s earnings and financial condition.

The continued deterioration of economic conditions in the Florida residential real estate market, including the continued decline in home sales and median home prices year-over-year in all major metropolitan areas in Florida, and the recent downturn in the Florida commercial real estate market, resulted in a substantial increase in non-performing assets and BankAtlantic’s provision for loan losses. The housing industry is in the midst of a substantial and prolonged downturn reflecting, in part, decreased availability of mortgage financing for residential home buyers, reduced demand for new construction resulting in a significant over-supply of housing inventory and increased foreclosure rates. Additionally, the deteriorating condition of the Florida economy and these adverse market conditions have negatively impacted the commercial non-residential real estate market. BankAtlantic’s earnings and financial condition were adversely impacted during 2008 as the majority of its loans are secured by real estate in Florida. We expect that our earnings and financial condition will continue to be unfavorably impacted if market conditions do not improve or deteriorate further. At December 31, 2008, BankAtlantic’s loan portfolio included $208.1 million of non-accrual loans concentrated in Florida.

BankAtlantic’s loan portfolio is concentrated in real estate lending which makes it more susceptible to credit losses given the current depressed real estate market.

The national real estate market declined significantly during 2007 and 2008, particularly in Florida, BankAtlantic’s primary lending area. BankAtlantic’s loan portfolio is concentrated in commercial real estate loans (virtually all of which are located in Florida and many of which involve residential land development), residential mortgages (nationwide), and consumer home-equity loans (throughout BankAtlantic’s markets in Florida). BankAtlantic has a heightened exposure to credit losses that may arise from this concentration as a result of the significant downturn in the Florida real estate markets. At December 31, 2008 BankAtlantic’s loan portfolio included $2.7 billion of loans concentrated in Florida, which represented approximately 60% of its loan portfolio.

We believe that BankAtlantic’s commercial residential development loan portfolio has significant exposure to further declines in the Florida residential real estate market. The “builder land bank loan” category consists of 7 loans and aggregates $62.4 million of which four loans totaling $40.4 million were on non-

accrual as of December 31, 2008. The “land acquisition and development loan” category consists of 25 loans and aggregates $165.8 million of which three loans totaling $33.2 million were on non-accrual as of December 31, 2008. The “land acquisition, development and construction loan” category consists of 14 loans and aggregates $75.5 million of which three loans totaling $18.5 million were on non-accrual as of December 31, 2008.

In addition to the loans described above, during 2008, the Company formed an asset workout subsidiary which acquired non-performing commercial and commercial residential real estate loans from BankAtlantic. The balance of these non-performing loans as of December 31, 2008 was $79.3 million with $22.0 million, $16.8 million and $29.2 million of “builder land bank loans”, “land acquisition and development loans”, and “land acquisition, development and construction loans, respectively.

Market conditions may result in our commercial real estate borrowers having difficulty selling lots or homes in their developments for an extended period, which in turn could result in an increase in residential construction loan delinquencies and non-accrual balances. Additionally, if the current economic environment continues for a prolonged period of time or deteriorates further, collateral values may even further decline and are likely to result in increased credit losses in these loans.

Included in the commercial real estate loans are approximately $225 million of commercial non-residential construction loans. These loans could be susceptible to extended maturities or borrower default, and BankAtlantic could experience higher credit losses and non-performing loans in this portfolio if the economy remains at depressed levels particularly in Florida or if commercial non-residential real estate market values further decline.

BankAtlantic’s commercial non-residential loan portfolio includes loans collateralized by income producing properties such as retail shopping centers, warehouses, and office buildings. The current recession has negatively impacted the cash flow generated from these rental properties which in turn impacts the borrowers’ ability to fund the debt service on their loans. If market conditions do not improve or deteriorate further, BankAtlantic may recognize higher credit losses on these loans, which would adversely affect our results of operations and financial condition.

BankAtlantic’s commercial real estate loan portfolio includes large lending relationships, including 5 relationships with unaffiliated borrowers involving lending commitments in each case in excess of $30 million. Defaults by any of these borrowers could have a material adverse effect on BankAtlantic’s results.

BankAtlantic’s consumer loan portfolio is concentrated in home equity loans collateralized by Florida properties primarily located in the markets where BankAtlantic operates its store network.

The decline in residential real estate prices and residential home sales throughout Florida has resulted in an increase in mortgage delinquencies and higher foreclosure rates. Additionally, in response to the turmoil in the credit markets, financial institutions have tightened underwriting standards which has limited borrowers’ ability to refinance. These conditions have adversely impacted delinquencies and credit loss trends in BankAtlantic’s home equity loan portfolio and it does not currently appear that these conditions will improve in the near term. Approximately 80% of the loans in BankAtlantic’s home equity portfolio are residential second mortgages and BankAtlantic experienced heighted delinquencies and credit losses in this portfolio during 2008. If current economic conditions do not improve and home prices continue to fall, BankAtlantic may experience higher credit losses from this loan portfolio. Since the collateral for this portfolio primarily consists of second mortgages, it is unlikely that BankAtlantic will be successful in recovering all or any portion of its loan proceeds in the event of a default unless BankAtlantic is prepared to repay the first mortgage and such repayment and the costs associated with a foreclosure are justified by the value of the property.

BankAtlantic’s interest-only residential loans expose it to greater credit risks.

While they have performed satisfactorily to date, approximately 50% of BankAtlantic’s purchased residential loan portfolio (approximately $980 million) consists of interest-only loans. While these loans are not considered sub-prime or negative amortizing loans, they are loans with reduced initial loan payments with the potential for significant increases in monthly loan payments in subsequent periods, even if interest rates do not rise, as required amortization of the principal commences. Monthly loan payments will also increase as interest rates increase. This presents a potential repayment risk if the borrower is unable to meet the higher debt service obligations or refinance the loan. As previously noted, current economic conditions in the residential real estate markets and the mortgage finance markets have made it more difficult for borrowers to refinance their mortgages which also increases our exposure to loss.

An increase in BankAtlantic’s allowance for loan losses will result in reduced earnings.

As a lender, BankAtlantic is exposed to the risk that its customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. BankAtlantic evaluates the collectability of its loan portfolio and provides an allowance for loan losses that it believes is adequate based upon such factors as:

•	the risk characteristics of various classifications of loans;

•	previous loan loss experience;

•	specific loans that have probable loss potential;

•	delinquency trends;

•	estimated fair value of the collateral;

•	current economic conditions;

•	the views of its regulators; and

•	geographic and industry loan concentrations.

Many of these factors are difficult to predict or estimate accurately, particularly in a changing economic environment. The process of determining the estimated losses inherent in BankAtlantic’s loan portfolio requires subjective and complex judgments and the level of uncertainty concerning economic conditions may adversely affect BankAtlantic’s ability to estimate the incurred losses in its loan portfolio. If BankAtlantic’s evaluation is incorrect and borrower defaults cause losses exceeding the portion of the allowance for loan losses allocated to those loans, our earnings could be significantly and adversely affected. BankAtlantic may experience losses in its loan portfolios or perceive adverse trends that require it to significantly increase its allowance for loan losses in the future, which would reduce future earnings.

Increases in the allowance for loan losses with respect to the loans held by our asset workout subsidiary, or losses in that portfolio which exceed the current allowance assigned to that portfolio, would similarly adversely affect us.

BankAtlantic’s loan portfolio subjects it to high levels of credit and counterparty risk.

We are exposed to the risk that our borrowers or counter-parties may default on their obligations. Credit risk arises through the extension of loans, certain securities, letters of credit and financial guarantees and through counter-party exposure on trading and wholesale loan transactions. In an attempt to manage this risk, we seek to establish policies and procedures to manage both on and off-balance sheet (primarily loan commitments) credit risk.

BankAtlantic attempts to manage credit exposure to individual borrowers and counter-parties on an aggregate basis including loans, securities, letters of credit, derivatives and unfunded commitments. While credit personnel analyze the creditworthiness of individual borrowers or counter-parties, and limits are established for the total credit exposure to any one borrower or counter-party, such limits may not have the effect of adequately limiting credit exposure. BankAtlantic also enters into participation agreements with or acquires participation interests from other lenders to limit its credit risk, but will be subject to risks with respect to its interest in the loan and will not be in a position to make independent determinations in its sole discretion with respect to its interests. The majority of BankAtlantic’s residential loans are serviced by others. The servicing agreements may restrict BankAtlantic’s ability to initiate work-out and modification arrangements with borrowers which could adversely impact BankAtlantic’s ability to minimize losses on non-performing loans.

The Company is also exposed to credit and counterparty risks with respect to loans held in our asset workout subsidiary.

Adverse events in Florida, where BankAtlantic’s business is currently concentrated, could adversely impact its results and future growth.

BankAtlantic’s business, the location of its stores, the primary source of repayment for its small business loans and the real estate collateralizing its commercial real estate loans (and the loans held by our asset workout subsidiary) and its home equity loans are primarily concentrated in Florida. As a result, we are exposed to geographic risks, as unemployment, declines in the housing industry and declines in the real estate market are more severe in Florida than in the rest of the country. Adverse changes in laws and regulations in Florida would have a greater negative impact on our revenues, financial condition and business than similar institutions in markets outside of Florida. Further, the State of Florida is subject to the risks of natural disasters such as tropical storms and hurricanes.

Changes in interest rates could adversely affect BankAtlantic’s net interest income and profitability.

The majority of BankAtlantic’s assets and liabilities are monetary in nature. As a result, the earnings and growth of BankAtlantic are significantly affected by interest rates, which are subject to the influence of economic conditions generally, both domestic and foreign, events in the capital markets and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The nature and timing of any changes in such policies or general economic conditions and their effect on BankAtlantic cannot be controlled and are extremely difficult to predict. Changes in interest rates can impact BankAtlantic’s net interest income as well as the valuation of its assets and liabilities.

Banking is an industry that depends to a large extent on its net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans; and

•	interest expense on interest-bearing liabilities, such as deposits.

Changes in interest rates can have differing effects on BankAtlantic’s net interest income. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or the yield curve, or changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce BankAtlantic’s net interest income. While BankAtlantic has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, we cannot provide assurances that BankAtlantic will be successful in doing so.

Loan and mortgage-backed securities prepayment decisions are also affected by interest rates. Loan and securities prepayments generally accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce BankAtlantic’s net interest income and adversely affect its earnings because:

•	it amortizes premiums on acquired loans and securities, and if loans or securities are prepaid, the unamortized premium will be charged off; and

•	the yields it earns on the investment of funds that it receives from prepaid loans and securities are generally less than the yields that it earned on the prepaid loans.

Significant loan prepayments in BankAtlantic’s mortgage and investment portfolios in the future could have an adverse effect on BankAtlantic’s earnings as proceeds from the repayment of loans may be reinvested in loans with lower interest rates. Additionally, increased prepayments associated with purchased residential loans may result in increased amortization of premiums on acquired loans, which would reduce BankAtlantic’s interest income.

In a rising interest rate environment, loan and securities prepayments generally decline, resulting in yields that are less than the current market yields. In addition, the credit risks of loans with adjustable rate mortgages may worsen as interest rates rise and debt service obligations increase.

BankAtlantic uses a computer model using standard industry software to quantify its interest rate risk, in support of its Asset/Liability Committee. This model measures the potential impact of gradual and abrupt changes in interest rates on BankAtlantic’s net interest income. While management would attempt to respond to the projected impact on net interest income, there is no assurance that management’s efforts will be successful.

BankAtlantic is subject to liquidity risk as its loans exceed its deposits.

Like all financial institutions, BankAtlantic’s assets exceed customer deposits and changes in interest rates, availability of alternative investment opportunities, a loss of confidence in financial institutions in general or BankAtlantic in particular, and other factors may make deposit gathering more difficult. If BankAtlantic experiences decreases in deposit levels, it may need to increase its borrowings or liquidate a portion of its assets which may not be readily saleable. Additionally, interest rate changes or further disruptions in the capital markets may make the terms of borrowings and deposits less favorable. As a result, there is a risk that the cost of funding will increase or that BankAtlantic will not have funds to meet its obligations.

BankAtlantic’s “Florida’s Most Convenient Bank” initiative and related infrastructure expansion to support a larger organization has resulted in higher operating expenses, which has had an adverse impact on its earnings.

BankAtlantic’s “Florida’s Most Convenient Bank” initiative, the opening of 32 stores from January 2005 to August 2008 and the related expansion of our infrastructure and operations have required us to provide additional management resources, hire additional personnel, increase compensation, occupancy and marketing expenditures, and take steps to enhance and expand our operational and management information systems. The new stores are located throughout Florida and represent a 51% increase, based on the number of stores, in BankAtlantic’s retail network. Employee compensation, occupancy and equipment and advertising expenses have significantly increased since the inception of the initiative, during 2002, from $78.9 million during 2001 to $212.9 million during 2008. The current economic recession has impacted the length of time required for these new stores to achieve profitability. As a consequence, BankAtlantic is currently reorganizing its operations in an attempt to improve its performance by significantly reducing operating expenses while focusing on its core businesses and maintaining quality customer service. As part of this strategy, since 2007, BankAtlantic has slowed its network expansions and reduced its services hours and, in 2008, BankAtlantic sold five of its branches located in Orlando to an independent financial institution. While management is focused on reducing overall expenses, there is no assurance that BankAtlantic will be successful in efforts to significantly reduce these expenses and the continuation of the current expense structure may have an adverse impact on our results.

BankAtlantic obtains a significant portion of its non-interest income through service charges on core deposit accounts.

BankAtlantic’s deposit account growth has generated a substantial amount of service charge income. The largest component of this service charge income is overdraft fees. Changes in customer behavior as well as increased competition from other financial institutions could result in declines in deposit accounts or in overdraft frequency resulting in a decline in service charge income. Also, the downturn in the Florida economy could result in the inability to collect overdraft fees and a corresponding increase in our overdraft fee reserves.

Additionally, future changes in banking regulations, in particular limitations on retail customer fees, may impact this revenue source. Any of such changes could have a material adverse effect on our results.

Deposit premium insurance assessments may increase substantially, which will adversely affect expenses.

BankAtlantic’s FDIC deposit insurance expense for the year ended December 31, 2008 was $2.8 million. We expect, however, that BankAtlantic’s FDIC deposit insurance assessments will significantly increase in 2009 due to the recent experience of the FDIC deposit insurance fund relating to recent bank failures and the stress on the system. While the amount of the increase is uncertain, any increase in the FDIC deposit insurance will increase BankAtlantic’s expenses, thereby adversely impacting our results.

Regulatory compliance.

The banking industry is an industry subject to multiple layers of regulation. Failure to comply with any of these regulations can result in substantial penalties, significant restrictions on business activities and growth plans and/or limitations on dividend payments. As a holding company, BankAtlantic Bancorp is also subject to significant regulation. Changes in the regulation or capital requirements associated with holding companies generally or BankAtlantic Bancorp in particular could also have an adverse impact.

BankAtlantic Bancorp may need to raise additional capital in the future and such capital may not be available when needed or at all.

In light of the current challenging economic environment, the Company is considering raising funds to be in a position to provide additional capital to BankAtlantic, if needed. Additionally, the OTS could impose capital requirements on the Company or could impose additional capital requirements on BankAtlantic. Our ability to raise additional capital will depend on, among other things, conditions in the financial markets at the time, which are outside of our control, and our financial condition, results of operations and prospects. The ongoing liquidity crisis and the loss of confidence in financial institutions may make it more difficult or more costly to obtain financing.

There is no assurance that such capital will be available to us on acceptable terms or at all. The terms and pricing of any transaction by the Company or BankAtlantic could result in substantial dilution to our existing shareholders and could adversely impact the price of our Class A common stock.

Continued capital and credit market volatility may adversely affect BankAtlantic Bancorp’s ability to access capital and may have a material adverse effect on its business, financial condition and results of operations.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for issuers without regard to the issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, our ability to access capital as well as our business, financial condition and results of operations could be adversely affected.

A sustained decline in BankAtlantic Bancorp’s Class A common stock price may result in the delisting of its Class A common stock from the New York Stock Exchange.

BankAtlantic Bancorp’s Class A common stock currently trades on the New York Stock Exchange. Like other companies involved in the financial services industry, the trading price of the Company’s Class A common stock has recently experienced a substantial decline. Previously, a listed company would be deemed to be below compliance with the continued listing standards of the New York Stock Exchange if, among other things, the listed company’s average closing price was less than $1.00 over a consecutive 30 trading day period or the listed company’s average market capitalization was less than $25 million over a consecutive 30 trading day period. As a result of the ongoing turmoil in the economy generally, the New York Stock Exchange has modified its continued listing standards to suspend, until June 30, 2009, the $1.00 minimum price requirement and to lower, until June 30, 2009, the average market capitalization requirement from $25 million to $15 million.

If the Company does not meet the requirements for continued listing, then the Company’s Class A common stock will be delisted from the New York Stock Exchange. In such case, the Company would attempt to cause its Class A common stock to be eligible for quotation on the OTC Bulletin Board. However, the trading price of the Company’s Class A common stock would likely be adversely impacted, it may become more difficult for the holders of the Company’s Class A common stock to sell or purchase shares of the Company’s Class A common stock, and it may become more difficult for the Company to raise capital, which, in the event additional capital is required to operate our business, could materially and adversely impact our business, prospects, financial condition and results of operations.

BankAtlantic Bancorp services its debt and pays dividends primarily from dividends from BankAtlantic, which are subject to regulatory limits.

BankAtlantic Bancorp is a holding company and dividends from BankAtlantic represent a significant portion of its cash flows. BankAtlantic Bancorp uses dividends from BankAtlantic to service its debt obligations and to pay dividends on its capital stock.

BankAtlantic’s ability to pay dividends or make other capital distributions to BankAtlantic Bancorp is subject to regulatory limitations and the authority of the OTS and the FDIC.

Generally, BankAtlantic may make a capital distribution without prior OTS approval in an amount equal to BankAtlantic’s net income for the current calendar year to date, plus retained net income for the previous two years, provided that BankAtlantic does not become under-capitalized as a result of the distribution. However, at December 31, 2008, BankAtlantic had a retained net deficit and therefore is required to obtain approval from the OTS in order to make capital distributions to BankAtlantic Bancorp.

Due to BankAtlantic’s recent net losses, BankAtlantic suspended dividends to BankAtlantic Bancorp in December 2008. In addition, if BankAtlantic participates in the CPP, its ability to pay dividends to BankAtlantic Bancorp in the future will be subject to the restrictions contained in that program. In February 2009, BankAtlantic Bancorp notified the trustees under its trust preferred junior subordinated debentures that it was electing to defer quarterly interest payments, which it has the right to do without default or penalty for up to twenty consecutive quarters. During the deferral period, the Company is not permitted to pay dividends on its common stock. Notwithstanding the deferral, BankAtlantic Bancorp will continue to recognize a liability for the interest accrued and will be required to accrue interest on the deferred interest. At December 31, 2008, BankAtlantic Bancorp had approximately $294.2 million of indebtedness outstanding under the trust preferred junior subordinated debentures at the holding company level with maturities ranging from 2032 through 2037. The aggregate annual interest payments on this indebtedness were approximately $18 million based on interest rates at December 31, 2008 and is generally indexed to three-month LIBOR. BankAtlantic Bancorp’s financial condition would be adversely affected if interest payments were deferred for a prolonged time period.

BankAtlantic Bancorp is controlled by BFC Financial Corporation and its controlling shareholders and this control position may adversely affect the market price of BankAtlantic Bancorp’s Class A common stock.

As of December 31, 2008, BFC Financial Corporation (“BFC”) owned all of the Company’s issued and outstanding Class B common stock and 2,389,697 shares, or approximately 23%, of the Company’s issued and outstanding Class A common stock. BFC’s holdings represent approximately 59% of the Company’s total voting power. Additionally, Alan B. Levan, our Chairman and Chief Executive Officer, and John E. Abdo, our Vice Chairman, beneficially own shares of BFC’s Class A and Class B common stock representing approximately 73.8% of BFC’s total voting power. The Company’s Class A common stock and Class B common stock vote as a single group on most matters. Accordingly, BFC, directly, and Messrs. Levan and Abdo, indirectly through BFC, are in a position to control the Company, elect the Company’s Board of Directors and significantly influence the outcome of any shareholder vote, except in those limited circumstances where Florida law mandates that the holders of the Company’s Class A common stock vote as a separate class. This control position may have an adverse effect on the market price of the Company’s Class A common stock.

BankAtlantic Bancorp’s activities and the activities of its subsidiaries, including BankAtlantic, are subject to regulatory requirements that could have a material adverse effect on BankAtlantic Bancorp’s business.

The Company is a “grandfathered” unitary savings and loan holding company and has broad authority to engage in various types of business activities. The OTS can prevent the Company from engaging in activities or limit those activities if it determines that there is reasonable cause to believe that the continuation of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of BankAtlantic. The OTS may also:

•	limit the payment of dividends by BankAtlantic to the Company;

•	limit transactions between the Company, BankAtlantic and the subsidiaries or affiliates of either;

•	limit the Company’s activities and the activities of BankAtlantic; or

•	impose capital requirements on the Company or additional capital requirements on BankAtlantic.

Unlike bank holding companies, as a unitary savings and loan holding company the Company has not historically been subject to capital requirements. However, the OTS has indicated that it may, in the future, impose capital requirements on savings and loan holding companies. The OTS may in the future adopt regulations that would affect the Company’s operations, including the Company’s ability to pay dividends or to engage in certain transactions or activities.

Risks Related to Woodbridge and its Business

Through Core Communities and Carolina Oak, Woodbridge engages in real estate activities which are speculative and involve a high degree of risk.

The real estate industry is highly cyclical by nature. The current market is experiencing a significant decline, and future market conditions are uncertain. There are many factors which affect the real estate industry, and many of these factors are beyond Woodbridge’s control, including:

•	overbuilding or decreases in demand to acquire land;

•	the availability and cost of financing;

•	unfavorable interest rates and increases in inflation;

•	changes in national, regional and local economic conditions;

•	cost overruns, inclement weather, and labor and material shortages;

•	the impact of present or future environmental legislation, zoning laws and other regulations;

•	availability, delays and costs associated with obtaining permits, approvals or licenses necessary to develop property; and

•	increases in real estate taxes, insurance and other local government fees.

The real estate market has experienced a significant downturn, and the duration and ultimate severity of the downturn is uncertain. A continued deterioration of economic conditions will adversely affect Woodbridge’s operating results and financial condition.

The downturn in the real estate market, which is now in its fourth year, has become one of the most severe in U.S. history. This downturn, which resulted from a decline in consumer confidence, decline in real estate prices and an oversupply of real estate available for sale, has been exacerbated by, among other things, a decline in the overall economy, increasing unemployment, fear of job loss and a decline in the securities and credit markets. The government’s legislative and administrative measures aimed at restoring liquidity to the credit markets and improving conditions in the real estate markets has only recently begun and there is no indication yet whether these measures have or will effectively stabilize prices and real estate values or restore consumer confidence and increase demand in the real estate markets.

As a result of this downturn, and specifically the adverse impact that the combination of the lower demand and higher inventories has had on the amount of land that Woodbridge is able to develop and sell and the prices at which it is able to sell the land, Woodbridge’s operating results and financial condition have been adversely affected. Woodbridge cannot predict the duration or ultimate severity of the current challenging conditions, nor can it provide assurance that its responses to the current downturn or the government’s attempts to address the troubles in the economy will be successful. If these conditions persist or continue to worsen, they will further adversely affect Woodbridge’s operating results and financial condition.

Because real estate investments are illiquid, the downturn in the real estate market and in the economy in general has had, and may continue to have, an adverse impact on Woodbridge’s business and cash flow.

Real estate investments are generally illiquid. Like other companies that invest in real estate, Woodbridge has a limited ability to vary its portfolio of real estate investments in response to changes in economic and other conditions. In addition, as a result of the sustained downturn in the real estate market, and in the economy in general, the estimated market value of Woodbridge’s real estate properties has decreased and may continue to decrease in the future. Moreover, Woodbridge may not be able to timely dispose of properties when it finds dispositions advantageous or necessary, or complete the disposition of properties under contract to be sold, and any such dispositions may not provide proceeds in excess of the amount of its investment in the property or even in excess of the amount of any indebtedness secured by the property. As a result, Woodbridge is susceptible to the risks associated with further declines in real estate values, including the risk that it may be required to record additional impairment write-downs with respect to its real estate inventory in the future if the current real estate environment does not improve or if the market value of its real estate properties otherwise continues to decline. Woodbridge had $241.6 million of real estate inventory at March 31, 2009.

The commercial real estate market has been adversely affected by the current economic and credit environment.

Economic conditions may make it more difficult to achieve projected rental and occupancy rates on Core’s commercial leasing projects, which may adversely impact the net operating income of the projects. The risks relating to Core’s commercial leasing projects include, without limitation:

•	the risk that a significant tenant or a number of tenants may file for bankruptcy protection, creating the possibility that past due rents may never be recovered;

•	the risk that leases with certain existing tenants may become overly burdensome to the lessee due to reduced business activity, and lease concessions and modifications may be necessary to avoid defaults;

•	the risk that the current adverse economic conditions and limited availability of credit may continue or deteriorate further, causing market capitalization rates on commercial properties to increase beyond present levels, thus reducing the value at which commercial projects can be sold;

•	the risk that net operating income at the commercial leasing projects may not be sufficient to meet certain debt service coverage ratio requirements, which would result in requirements for additional principal curtailment payments in order to bring the loans into compliance; and

•	the risk that vacant space will take longer to lease and that rental rates will be lower than projected or necessary to operate the project profitably.

Commercial leasing projects may not yield anticipated returns, which could harm Woodbridge’s operating results, reduce its cash flow and/or adversely impair its ability to sell commercial assets.

A component of Woodbridge’s business strategy is the development of commercial properties and assets for sale. These developments may not be as successful as expected due to the commercial leasing related risks discussed herein, as well as the risks associated with real estate development generally.

Additionally, development of commercial projects involves the risk associated with the significant time lag between commencement and completion of the project. This time lag subjects Woodbridge to greater risks relating to fluctuations in the general economy, its ability to obtain construction or permanent financing on favorable terms, if at all, its ability to achieve projected rental rates, the pace that it will be able to lease new tenants, higher than estimated construction costs (including labor and material costs), and delays in the completion of projects because of, among other factors, inclement weather, labor disruptions, construction delays or delays in receiving zoning or other regulatory approvals, or man-made or natural disasters.

Woodbridge utilizes community development district and special assessment district bonds to fund development costs and will be responsible for assessments until the underlying property is sold.

Woodbridge establishes community development district and special assessment district bonds to access tax-exempt bond financing to fund infrastructure development at Core’s master-planned communities. Woodbridge is responsible for any assessed amounts until the underlying property is sold. Accordingly, if Woodbridge continues to hold certain of its properties longer than originally projected (as a result of a continued downturn in the real estate markets or otherwise), it may be required to pay a higher portion of annual assessments on such properties. In addition, Woodbridge could be required to pay down a portion of the bonds in the event its entitlements were to decrease as to the number of residential units and/or commercial space that can be built on the properties encumbered by the bonds. Moreover, Core has guaranteed payments for assessments under the district bonds in Tradition, Florida which would require funding if future assessments to be allocated to property owners are insufficient to repay the bonds.

The availability of tax-exempt bond financing to fund infrastructure development at Core’s master-planned communities may be adversely impacted by recent disruptions in credit markets, including the municipal bond market, by general economic conditions and by fluctuations in the real estate market. If Woodbridge is not able to access this type of financing, it would be forced to obtain substitute financing, and there is no assurance that it would be able to obtain substitute financing on acceptable terms, if at all. If Woodbridge is not able to obtain financing for infrastructure development, Core would be forced to use its own funds or delay development activity at its master-planned communities.

Core’s results are subject to significant volatility.

Due to the nature and size of Core’s individual land transactions, Core’s results and Woodbridge’s consolidated results have historically been subject to significant volatility. Land sale revenues have been sporadic and have fluctuated dramatically based upon, among other factors, changing sales prices and costs attributable to the land sold. Due to the current downturn in the real estate market, margins on land sales may continue to decline and there is no assurance that they will return to prior levels. If the real estate markets deteriorate further or if the current downturn is prolonged, Woodbridge may not be able to sell land at prices above its carrying cost or even in amounts necessary to repay its indebtedness. In addition to the impact of economic and market factors, the sales price and margin of land sold varies depending upon: the location; the parcel size; whether the parcel is sold as raw land, partially developed land or individually developed lots; the degree to which the land is entitled; and whether the designated use of land is residential or commercial.

In addition, Core’s ability to realize margins may be affected by circumstances beyond its control, including:

•	shortages or increases in prices of construction materials;

•	natural disasters in the areas in which it operates;

•	lack of availability of adequate utility infrastructure and services; and

•	its need to rely on local subcontractors who may not be adequately capitalized or insured.

Any of these circumstances could give rise to delays in the start or completion of development at, or increase the cost of developing, Core’s master-planned communities. Woodbridge competes with other real estate developers, both regionally and nationally, for labor as well as raw materials, and the competition for materials has recently become global. Increased costs in labor and materials could cause increases in construction costs. In addition, the cost of sales of real estate is dependent upon the original cost of the land acquired, the timing of the acquisition of the land, and the amount of land development, interest and real estate tax costs capitalized to the particular land parcel during active development. Future margins will continue to vary based on these and other market factors.

Woodbridge is dependent upon certain key tenants in its commercial developments, and decisions made by these tenants or adverse developments in the business of these tenants could have a negative impact on Woodbridge’s financial condition.

Woodbridge’s commercial real estate centers are supported by anchor tenants which, due to size, reputation or other factors, are particularly responsible for drawing other tenants and shoppers to the centers in certain cases. Woodbridge is subject to the risk that certain of these anchor tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration.

In addition, an anchor tenant may decide that a particular store is unprofitable and close its operations and, while the anchor tenant may continue to make rental payments, its failure to occupy its premises could have an adverse effect on the property. A lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center. Vacated anchor tenant space also tends to adversely affect the entire shopping center because of the loss of the departed anchor tenant’s power to draw customers to the center. Woodbridge may not be able to quickly re-lease vacant space on favorable terms, if at all. Any of these developments could adversely affect Woodbridge’s financial condition or results of operations.

It may be difficult and costly to rent vacant space and space which may become vacant in future periods.

Woodbridge’s goal is to improve the performance of its properties by leasing available space and re-leasing vacated space. However, Woodbridge may not be able to maintain its overall occupancy levels. Woodbridge’s ability to continue to lease or re-lease vacant space in its commercial properties will be affected by many factors, including its properties’ locations, current market conditions and the provisions of the leases Woodbridge enters into with the tenants at its properties. In fact, many of the factors which could cause Woodbridge’s current tenants to vacate their space could also make it more difficult for Woodbridge to re-lease that space. The failure to lease or to re-lease vacant space on satisfactory terms could harm Woodbridge’s operating results.

If Woodbridge is able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, Woodbridge may incur substantial costs in obtaining new tenants, including brokerage commission fees paid by Woodbridge in connection with new leases or lease renewals, and the cost of leasehold improvements.

Additional adverse changes in economic conditions where Woodbridge conducts its real estate operations could further reduce the demand for real estate and, as a result, could further adversely impact Woodbridge’s results of operations and financial condition.

Adverse changes in national, regional and local economic conditions, especially in Florida and to a lesser extent South Carolina where Woodbridge’s operations are concentrated, have had and may continue to have a negative impact on its business. Continued adverse changes in, among other things, employment levels, job growth, consumer confidence, interest rates and population growth, or a continued oversupply of land for sale may further reduce demand and depress real estate prices, which, in turn, could adversely impact Woodbridge’s results of operations and financial condition.

If prospective purchasers of Woodbridge’s inventory or Woodbridge’s tenants are not able to obtain suitable financing, Woodbridge’s results of operations may further decline.

Woodbridge’s results of operations are dependent in part on the ability of prospective purchasers of its real estate inventory and prospective commercial tenants to secure financing. The recent deterioration of the credit markets and the related tightening of credit standards may impact the ability of prospective purchasers and tenants to secure financing on acceptable terms, if at all. This may, in turn, negatively impact land sales and long-term rental and occupancy rates as well as the value of Core’s commercial properties.

Natural disasters could have an adverse effect on Woodbridge’s real estate operations.

The Florida and South Carolina markets in which Woodbridge operates are subject to the risks of natural disasters such as hurricanes and tropical storms. These natural disasters could have a material adverse effect on Woodbridge’s business by causing the incurrence of uninsured losses, increased insurance rates, including homebuyer insurance rates, delays in construction, and shortages and increased costs of labor and building materials.

In addition to property damage, hurricanes may cause disruptions to Woodbridge’s business operations. Approaching storms may require that operations be suspended in favor of storm preparation activities. After a storm has passed, construction-related resources such as sub-contracted labor and building materials are likely to be redeployed to hurricane recovery efforts. Governmental permitting and inspection activities may similarly be focused primarily on returning displaced residents to homes damaged by the storms rather than on new construction activity. Depending on the severity of the damage caused by the storms, disruptions such as these could last for several months.

A portion of Woodbridge’s revenues from land sales in Core’s master-planned communities are recognized for accounting purposes under the percentage of completion method and, therefore, Woodbridge’s margins may be adversely impacted if Woodbridge’s actual results differ from its assumptions.

Under the percentage of completion method of accounting for recognizing revenue, Woodbridge records revenue and cost of sales as work on the project progresses based on the percentage of actual work incurred compared to the total estimated costs. This method relies on estimates of total expected project costs. Revenue and cost estimates are reviewed and revised periodically as the work progresses. Adjustments are reflected in sales of real estate and cost of sales in the period when such estimates are revised. Variation of actual results compared to Woodbridge’s estimated costs in Core’s master-planned communities could cause material changes to our net margins.

Product liability litigation and claims that arise in the ordinary course of business may be costly.

The commercial real estate development business is subject to construction defect and product liability claims arising in the ordinary course of business. These claims are common in the commercial real estate industries and can be costly. Woodbridge has, and many of its subcontractors have, general liability, property, errors and omissions, workers compensation and other business insurance. However, these insurance policies only protect Woodbridge against a portion of its risk of loss from claims. In addition, because of the uncertainties inherent in these matters, Woodbridge cannot provide reasonable assurance that its insurance coverage or its subcontractor arrangements will be adequate to address all warranty, construction defect and liability claims in the future. In addition, the costs of insuring against construction defect and product liability claims, if applicable, are substantial and the amount of coverage offered by insurance companies is also currently limited. There can be no assurance that this coverage will not be further restricted and become more costly. If Woodbridge is not able to obtain adequate insurance against these claims, Woodbridge may experience losses that could negatively impact its operating results.

Woodbridge is subject to governmental regulations that may limit its operations, increase its expenses or subject it to liability.

Woodbridge is subject to laws, ordinances and regulations of various federal, state and local governmental entities and agencies concerning, among other things:

•	environmental matters, including the presence of hazardous or toxic substances;

•	wetland preservation;

•	health and safety;

•	zoning, land use and other entitlements;

•	building design; and

•	density levels.

In developing a project and building commercial properties, Woodbridge may be required to obtain the approval of numerous governmental authorities regulating matters such as:

•	the installation of utility services such as gas, electric, water and waste disposal;

•	the dedication of acreage for open space, parks and schools;

•	permitted land uses; and

•	the construction design, methods and materials used.

These laws or regulations could, among other things:

•	establish building moratoriums;

•	limit the number of commercial properties that may be built;

•	change building codes and construction requirements affecting property under construction;

•	increase the cost of development and construction; and

•	delay development and construction.

Woodbridge may also at times not be in compliance with all regulatory requirements. If Woodbridge is not in compliance with regulatory requirements, it may be subject to penalties or it may be forced to incur significant expenses to cure any noncompliance. In addition, some of Woodbridge’s land has not yet received planning approvals or entitlements necessary for development. Failure to obtain entitlements necessary for land development on a timely basis or to the extent desired may adversely affect Woodbridge’s operating results.

Several governmental authorities have also imposed impact fees as a means of defraying the cost of providing governmental services to developing areas, and many of these fees have increased significantly during recent years.

Building moratoriums and changes in governmental regulations may subject Woodbridge to delays or increased costs of construction or prohibit development of its properties.

Woodbridge may be subject to delays or may be precluded from developing in certain communities because of building moratoriums or changes in statutes or rules that could be imposed in the future. The State of Florida and various counties have in the past and may in the future continue to declare moratoriums on the issuance of building permits and impose restrictions in areas where the infrastructure, such as roads, schools, parks, water and sewage treatment facilities and other public facilities, does not reach minimum standards. Additionally, certain counties in Florida, including counties where Woodbridge is developing projects, have enacted more stringent building codes which have resulted in increased costs of construction. As a consequence, Woodbridge may incur significant expenses in connection with complying with new regulatory requirements that it may not be able to pass on to purchasers or tenants.

Woodbridge is subject to environmental laws and the cost of compliance could adversely affect its business.

As a current or previous owner or operator of real property, Woodbridge may be liable under federal, state, and local environmental laws, ordinances and regulations for the costs of removal or remediation of hazardous or toxic substances on, under or in the property. These laws often impose liability whether or not Woodbridge knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of investigating, remediating or removing such hazardous or toxic substances may be substantial. The presence of any such substance, or the failure to promptly remediate any such substance, may adversely affect Woodbridge’s ability to sell or lease the property, to use the property for its intended purpose, or, if Woodbridge deems necessary or desirable in the future, to borrow funds using the property as collateral.

Increased insurance risk could negatively affect Woodbridge’s business.

Insurance and surety companies may take actions that could negatively affect Woodbridge’s business, including increasing insurance premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral or covenants on surety bonds, reducing limits, restricting coverages, imposing exclusions, and refusing to underwrite certain risks and classes of business. Any of these actions may adversely affect Woodbridge’s ability to obtain appropriate insurance coverage at reasonable costs which could have a material adverse effect on Woodbridge’s business.

Woodbridge’s results may vary.

Like other companies engaged in real estate activities, Woodbridge has historically experienced, and expects to continue to experience, variability in operating results on a quarterly basis and from year to year. Factors expected to contribute to this variability include:

•	the cyclical nature of the real estate industry;

•	prevailing interest rates and the availability of financing;

•	weather;

•	cost and availability of materials and labor;

•	competitive conditions;

•	timing of sales of land;

•	the timing of receipt of regulatory and other governmental approvals for land development projects; and

•	the timing of the sale of its commercial leasing operations.

Levitt and Sons had surety bonds on most of its projects, some of which were subject to indemnity by Woodbridge.

Levitt and Sons, a former wholly owned subsidiary of Woodbridge which filed a voluntary bankruptcy petition in November 2007 and was deconsolidated from Woodbridge at that time, had $33.3 million in surety bonds relating to its ongoing projects at the time it filed its voluntary bankruptcy petition. In the event that these obligations are drawn and paid by the surety, Woodbridge could be responsible for up to $11.7 million plus costs and expenses in accordance with the surety indemnity agreements executed by Woodbridge. At March 31, 2009, Woodbridge had $1.1 million in surety bonds accrual related to certain bonds where management believes it to be probable that Woodbridge will be required to reimburse the surety under applicable indemnity agreements. It is unclear whether and to what extent the remaining outstanding surety bonds of Levitt and Sons will be drawn and the extent to which Woodbridge may be responsible for additional amounts beyond this accrual. There is no assurance that Woodbridge will not be responsible for amounts in excess of the $1.1 million accrual. Woodbridge will not receive any repayment, assets or other consideration as recovery of any amounts it may be required to pay. If losses on additional surety bonds are identified,

Woodbridge will need to take additional charges associated with its exposure under the indemnities, and this may have a material adverse effect on Woodbridge’s results of operations and financial condition.

Woodbridge’s outstanding debt instruments impose restrictions on its operations and activities and could adversely affect its financial condition.

At March 31, 2009, Woodbridge’s consolidated debt was approximately $350 million, of which $215 million related to Core Communities.

Certain loans which provide the primary financing for Tradition, Florida and Tradition Hilton Head have annual appraisal and re-margining requirements. These provisions may require Core Communities, in circumstances where the value of its real estate securing these loans declines, to pay down a portion of the principal amount of the loans to bring the loans within specified minimum loan-to-value ratios. Accordingly, should land prices decline to the point at which the loans fall below their specified minimum loan-to-value ratios, reappraisals could result in significant future re-margining payments. In addition, all of Woodbridge’s outstanding debt instruments require Woodbridge to comply with certain financial covenants. Further, one of Woodbridge’s debt instruments contains cross-default provisions, which could cause a default on this debt instrument if Woodbridge defaults on other debt instruments. If Woodbridge fails to comply with any of these restrictions or covenants, the holders of the applicable debt could cause Woodbridge’s debt to become due and payable prior to maturity. These accelerations or significant re-margining payments could require Woodbridge to dedicate a substantial portion of its cash and cash flow from operations to payment of or on its debt and reduce its ability to use its cash for other purposes.

Core’s loan agreements generally require repayment of specified amounts upon a sale of a portion of the property collateralizing the debt. Core also is subject to provisions in some of its loan agreements that may require additional principal payments, known as curtailment payments. Core made curtailment payments totaling approximately $19.9 million during 2008. Additional curtailment payments may be required in the future if the unfavorable current trends in the real estate market continue.

At March 31, 2009, Woodbridge’s anticipated minimum principal debt payment obligations for the remainder of 2009 totaled approximately $3.8 million, assuming the exercise of all loan extensions available at Woodbridge’s discretion, in each case exclusive of (i) any re-margining payments that could be required in the event that property serving as collateral becomes impaired, (ii) any curtailment payments which may be required in the event sales are below contractual minimums and (iii) any additional amounts which may become due upon a sale of the property securing the loan. Woodbridge’s business may not generate sufficient cash flow from operations, and future borrowings may not be available under Woodbridge’s existing credit facilities or any other financing sources in an amount sufficient, to enable it to service its indebtedness or fund its other liquidity needs. Woodbridge may need to refinance all or a portion of its debt on or before maturity, which, due to, among other factors, the recent disruptions in the credit and capital markets, Woodbridge may not be able to do on favorable terms or at all.

Core is engaging a restructuring firm to review its cash flow models and analyze the terms of its outstanding indebtedness and, where appropriate, to enter into discussions with its lenders relating to a restructuring of its debt. If Core is not successful in restructuring its debt, it may not have sufficient resources to timely meet its obligations.

Core’s obligations are independent of Woodbridge, and Woodbridge is not legally obligated to support Core. There is no assurance that Woodbridge will provide additional resources to Core in the event that Core requires additional funds in order to meet its obligations as they become due. If Core is not able to meet its obligations as they become due, the lenders under the defaulted loans could foreclose on any property which serves as collateral for the defaulted loan, and Core could be forced to cease or significantly curtail its operations, which would likely result in significant impairment charges and losses at Woodbridge.

Woodbridge’s current business strategy may require it to obtain additional capital, which may not be available on favorable terms, if at all.

There is no assurance that Woodbridge will be able to continue to develop its real estate projects and pursue new investments as currently contemplated using solely its capital on hand. As a result, Woodbridge may in the future need to obtain additional financing in an effort to successfully implement its business strategy. These funds may be obtained through public or private debt or equity financings, additional bank borrowings or from strategic alliances. Woodbridge may not be successful in obtaining additional funds in a timely manner, on favorable terms or at all, especially in light of the current adverse conditions in the capital and credit markets and, with respect to the funding of Core’s master-planned communities, the adverse conditions in municipal bond markets which may impact Woodbridge’s ability to access tax-exempt bond financing. Moreover, certain of Woodbridge’s bank financing agreements contain provisions that limit the type and amount of debt that Woodbridge may incur in the future without the lenders’ consent. If Woodbridge is unable to obtain any additional capital necessary to fund its real estate operations or pursue or consummate new investments, Woodbridge may be required to delay, scale back or abandon some or all of its land development activities, or liquidate certain of its assets, and Woodbridge may not be able to successfully implement its business strategy with respect to new investments. The occurrence of any of the above events may adversely impact Woodbridge’s operating results and financial condition.

Woodbridge is subject to the risks of the businesses that it currently holds investments in, and Woodbridge’s future acquisitions may reduce its earnings, require it to obtain additional financing, and expose it to additional risks.

Woodbridge currently holds investments in Bluegreen, Office Depot and Pizza Fusion and, as a result, Woodbridge is subject to the risks faced by those companies in their respective industries. Each has been adversely affected by the downturn in the economy, loss of consumer confidence and disruptions in the credit markets. In addition, Woodbridge’s business strategy includes the possibility of making material investments in other industries. While Woodbridge will seek investments and acquisitions primarily in companies that provide opportunities for growth with seasoned and experienced management teams, Woodbridge may not be successful in identifying these opportunities. Further, investments or acquisitions that Woodbridge completes may not prove to be successful. Acquisitions may expose Woodbridge to additional risks, including the risks faced by the acquired businesses, and may have a material adverse effect on Woodbridge’s results of operations if, among other things, the acquired businesses do not perform as expected or the acquisitions do not otherwise accomplish Woodbridge’s strategic objectives.

In addition, Woodbridge will likely face competition in making investments or acquisitions which could increase the costs associated with the investment or acquisition. Woodbridge’s investments or acquisitions could initially reduce its per share earnings and add significant amortization expense or intangible asset charges. Since Woodbridge’s acquisition strategy involves holding investments for the foreseeable future and because Woodbridge does not expect to generate significant excess cash flow from operations, Woodbridge may rely on additional debt or equity financing to implement its acquisition strategy. The issuance of debt will result in additional leverage which could limit Woodbridge’s operating flexibility, and the issuance of equity could result in additional dilution to Woodbridge’s shareholders. In addition, such financing could consist of equity securities which have rights, preferences or privileges senior to Woodbridge’s Class A or Class B Common Stock. Woodbridge does not intend to seek shareholder approval of any investments or acquisitions unless required by law or regulation.

If current economic and credit market conditions do not improve and the book value of Woodbridge’s investments continue to exceed the trading value of the shares Woodbridge owns, Woodbridge may incur additional impairment charges in the future relating to those investments, which would adversely impact Woodbridge’s financial condition and operating results.

Woodbridge owns approximately 9.5 million shares, or approximately 31%, of Bluegreen’s common stock. During 2008 and the first quarter of 2009, Woodbridge evaluated its investment in Bluegreen for impairment and determined that there were other-than-temporary impairments associated with the investment at each of September 30, 2008, December 31, 2008 and March 31, 2009. As a result, Woodbridge recorded impairment charges of $53.6 million, $40.8 million dollars and $20.4 million during the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009, respectively, and adjusted the carrying value of its investment in Bluegreen as of such dates by those amounts. The carrying value of Woodbridge’s investment in Bluegreen as of March 31, 2009 was $16.6 million. There can be no assurance that Woodbridge will not be required to record further impairment charges in the future relating to its investment in Bluegreen. On July 2, 2009, the closing price of Bluegreen’s common stock on the New York Stock Exchange was $2.50 per share.

Woodbridge also owns approximately 1.4 million shares of Office Depot’s common stock, representing less than 1% of such stock. These shares are accounted for as available-for-sale securities and are carried at fair value. During 2008 and the first quarter of 2009, Woodbridge evaluated its investment in Office Depot for impairment and determined that other-than-temporary impairment charges were necessary as of December 31, 2008 and March 31, 2009. Accordingly, Woodbridge recorded other-than-temporary impairments associated with its investment in Office Depot of $12.0 million for the quarter ended December 31, 2008 and $2.4 million during the quarter ended March 31, 2009. The carrying value of Woodbridge’s investment in Office Depot was $1.9 million as of March 31, 2009. If current market conditions do not improve or if the trading price of Office Depot’s common stock does not otherwise increase, then Woodbridge may be required to record future other-than-temporary impairment adjustments. On July 2, 2009, the closing price of Office Depot’s common stock on the New York Stock Exchange was $4.24 per share.

In the event Woodbridge records impairments in the future with respect to its current or future investments, then the cost of the investment determined to be impaired will be written down to its fair value with a corresponding charge to earnings, which would adversely impact Woodbridge’s financial condition and operating results.

Woodbridge is subject to certain additional risks relating to its investment in Bluegreen.

Although Bluegreen’s common stock is traded on the New York Stock Exchange, the shares of Bluegreen’s common stock owned by Woodbridge may be deemed restricted stock, which would limit Woodbridge’s ability to liquidate its investment in Bluegreen if it chooses to do so. In addition, while Woodbridge has made a significant investment in Bluegreen, Woodbridge does not expect to receive any dividends from Bluegreen in the foreseeable future.

For the year ended December 31, 2008, Woodbridge’s earnings from its investment in Bluegreen were $9.0 million (after the amortization of approximately $9.2 million related to the change in the basis as a result of the impairment charge at September 30, 2008), compared to $10.3 million in 2007 and $9.7 million in 2006. For the quarter ended March 31, 2009, Woodbridge’s earnings from its investment in Bluegreen were $6.3 million. At March 31, 2009, the carrying value of Woodbridge’s investment in Bluegreen was $16.6 million. A significant portion of Woodbridge’s earnings and book value are dependent upon Bluegreen’s ability to operate its business plan successfully, which may be difficult given the current economic environment.

The loss of the services of Woodbridge’s key management and personnel could adversely affect Woodbridge’s business.

Woodbridge’s ability to successfully implement its business strategy depends on its ability to attract and retain experienced and knowledgeable management and other professional staff. There is no assurance that Woodbridge will be successful in attracting and retaining key management personnel.

Woodbridge’s controlling shareholders have the voting power to control the outcome of any shareholder vote, except in limited circumstances.

BFC owns all of the issued and outstanding shares of Woodbridge’s Class B Common Stock and 3,735,392 shares, or approximately 22%, of Woodbridge’s issued and outstanding Class A Common Stock. In the aggregate, these shares represent approximately 24% of Woodbridge’s total equity and approximately 59% of Woodbridge’s total voting power. Since Woodbridge’s Class A Common Stock and Class B Common Stock

vote as a single group on most matters, BFC is in a position to control Woodbridge and elect a majority of its board of directors. Additionally, Alan B. Levan, Woodbridge’s Chairman and Chief Executive Officer, and John E. Abdo, Woodbridge’s Vice Chairman, collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 74% of BFC’s total voting power. As a result, Messrs. Levan and Abdo effectively have the voting power to control the outcome of any vote of Woodbridge’s shareholders, except in those limited circumstances where Florida law mandates that the holders of Woodbridge’s Class A Common Stock vote as a separate class. BFC’s interests may conflict with the interests of Woodbridge’s other shareholders.

Woodbridge’s net operating loss carryforwards could be substantially limited if Woodbridge experiences an ownership change as defined in the Code.

Woodbridge has experienced and continues to experience net operating losses. Under the Code, Woodbridge may utilize its net operating loss carryforwards in certain circumstances to offset future taxable income and to reduce federal income tax liability, subject to certain requirements and restrictions. However, if Woodbridge experiences an “ownership change,” as defined in Section 382 of the Code, then Woodbridge’s ability to use its net operating loss carryforwards could be substantially limited, which could have a negative impact on Woodbridge’s financial position and results of operations. Generally, there is an “ownership change” if, at any time, one or more shareholders owning 5% or more of a company’s common stock have aggregate increases in their ownership of such stock of more than 50 percentage points over the prior three-year period.

In September 2008, Woodbridge’s board of directors adopted a shareholder rights plan designed to preserve shareholder value and protect Woodbridge’s ability to use its net operating loss carryforwards by providing a deterrent to holders of less than 5% of Woodbridge’s Class A Common Stock from acquiring a 5% or greater ownership interest in such stock. However, there can be no assurance that the shareholder rights plan will successfully prevent against an “ownership change” or otherwise preserve Woodbridge’s ability to utilize its net operating loss carryforwards to offset any future taxable income, nor can there be any assurance that Woodbridge will be in a position to utilize its net operating loss carryforwards in the future even if it does not experience an “ownership change.” Under the terms of the merger agreement, Woodbridge has agreed to cause the shareholder rights plan to be inapplicable to the merger and to terminate the shareholder rights plan as of the effective time of the merger.

In the event that the merger is not consummated, Woodbridge’s status as a public company will continue; however, under certain circumstances, Woodbridge may choose to de-register its securities from registration with the SEC and, therefore, cease filing reports with the SEC. This could result in lower prices and more limited trading of Woodbridge’s securities as well as adversely impact Woodbridge’s ability to raise capital.

During 2008, Woodbridge failed to meet the minimum continued listing requirements of the New York Stock Exchange necessary to cause Woodbridge’s Class A Common Stock to maintain its listing on such exchange. As a result, Woodbridge’s Class A Common Stock was de-listed from the New York Stock Exchange, and it now trades on the Pink Sheets. Pursuant to the rules of the SEC, if at any time the number of record holders of Woodbridge’s Class A Common Stock falls below 300, including accounts held through depositories and institutional custodians, then Woodbridge would be permitted to elect to de-register its securities, which de-registration would be effective 90 days after making the appropriate filing with the SEC. If Woodbridge de-registers its securities from the SEC, then Woodbridge would cease filing periodic reports with the SEC, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, which would result in less information about Woodbridge being publicly available to investors. This could result in a lower trading price of Woodbridge’s Class A Common Stock, may make it more difficult for the holders of Woodbridge’s Class A Common Stock to sell or purchase shares of such stock, and may cause it to be more difficult for Woodbridge to raise capital, which could materially and adversely impact Woodbridge’s business, prospects, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of management, markets for stock of BFC and Woodbridge, the merger and the effects thereof (if consummated) upon BFC and Woodbridge and other matters. Statements in this joint proxy statement/prospectus that are not historical facts are identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income and the merger and the effects thereof (if consummated), in each case relating to BFC or Woodbridge, wherever they occur in this joint proxy statement/prospectus, are estimates reflecting the judgment of the senior management of BFC or Woodbridge, respectively, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this joint proxy statement/prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, those factors described in the sections entitled “Risk Factors” beginning on page   of this joint proxy statement/prospectus as well as in BFC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in Woodbridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. See “Where You Can Find More Information” beginning on page   .

Words such as “estimate,” “project,” “anticipate,” “plan,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy statement/prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Readers also should understand that it is not possible to predict or identify all such factors and that the risks and uncertainties contained should not be considered a complete statement of all potential risks and uncertainties. Readers should also realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from BFC’s or Woodbridge’s projections. BFC and Woodbridge undertake no obligation to update any forward-looking statements as a result of future events or developments.

THE BFC SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to BFC’s shareholders as part of a solicitation of proxies by the board of directors of BFC for use at a special meeting of BFC’s shareholders.

Date, Time and Place

The special meeting of BFC’s shareholders will be held on          , 2009 at           [a.m./p.m.], local time, at          .

Purpose of the Meeting

The sole purpose of the meeting is to consider and vote upon a proposal to approve the merger and the transactions related thereto, including the amendment of BFC’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of BFC’s Class A Common Stock from 100,000,000 shares to 150,000,000 shares.

Recommendation of the Board of Directors of BFC

For the reasons described in this joint proxy statement/prospectus, the board of directors of BFC has determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of BFC and its shareholders and, accordingly, has approved the merger agreement and the transactions contemplated thereby and recommends that BFC’s shareholders vote “FOR” the merger and the related transactions. See “The Merger — Recommendation of the BFC Board and Its Reasons for the Merger” beginning on page   .

Record Date; Shares Entitled to Vote; Quorum

Only shareholders of record of BFC at the close of business on          , 2009, the record date for the BFC special meeting, are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. On the BFC record date,           shares of BFC Class A Common Stock and           shares of BFC Class B Common Stock were issued and outstanding and held by approximately           and           holders of record, respectively. A complete list of these shareholders will be open for examination by any shareholder of record at BFC’s corporate offices, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, during regular business hours for a period of no less than ten days prior to the meeting. The list will also be available for examination by any shareholder of record present at the meeting.

BFC’s shareholders will vote together as a single class on the merger and the related transactions. Each share of BFC’s Class A Common Stock entitles the holder thereof to one vote on the proposal, with all such shares representing in the aggregate 22% of the general voting power of BFC. The number of votes represented by each share of BFC’s Class B Common Stock, which represents in the aggregate 78% of the general voting power of BFC, is calculated in accordance with BFC’s Amended and Restated Articles of Incorporation. At the BFC special meeting, each outstanding share of BFC’s Class B Common Stock will be entitled to           votes on the merger and the related transactions.

A quorum will be present at the BFC special meeting if shares of BFC’s Class A Common Stock and Class B Common Stock representing a majority of BFC’s total voting power outstanding on the BFC record date are represented, in person or by proxy, at the meeting. In the event that a quorum is not present, it is expected that the meeting will be adjourned to solicit additional proxies. “Broker non-votes” and abstentions will be counted for the purpose of establishing a quorum at the meeting.

Vote Required to Approve the Merger and the Related Transactions

The proposal to approve the merger and the related transactions will be approved if it receives the affirmative vote of a majority of the votes entitled to be cast on such proposal. In the absence of instructions from the beneficial owners of shares of BFC’s Class A Common Stock and Class B Common Stock, brokers, banks and other nominees will not have discretionary voting authority with respect to the vote on the merger and the related transactions. Shares represented by such “broker non-votes,” failures to vote and abstentions will have the same effect as votes against the merger and the related transactions.

Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President, and John E. Abdo, BFC’s Vice Chairman, collectively own, directly or indirectly, and are entitled to vote approximately 27.7% of the outstanding shares of BFC’s Class A Common Stock and approximately 86.3% of the outstanding shares of BFC’s Class B Common Stock, representing approximately 73.4% of the total voting power of BFC. Messrs. Levan and Abdo have indicated their intention to vote their shares of BFC’s Class A Common Stock and Class B Common Stock in favor of the merger and the related transactions, and if their shares are voted as indicated, then the approval of the merger and the related transactions by BFC’s shareholders would be assured.

Shares Owned by Directors and Executive Officers of BFC

BFC’s directors and executive officers and their respective affiliates collectively own and are entitled to vote 10,724,118 shares, or approximately 28.0%, of BFC’s Class A Common Stock, and 5,912,570 shares, or approximately 86.3%, of BFC’s Class B Common Stock. These shares represent, in the aggregate, approximately 73.4% of the general voting power of BFC.

Voting by Proxy

BFC’s shareholders may vote their shares of BFC’s Class A Common Stock and Class B Common Stock by proxy. The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” A proxy card is enclosed for the use of BFC’s shareholders of record and voting instructions are included on such proxy card. BFC’s shareholders of record may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise transmitting their voting instructions as described on the proxy card. Shareholders of BFC who hold their shares in “street name,” which means such shares are held of record by a broker, bank or other nominee, will receive instructions from their brokers, banks or other nominees that such shareholders must follow in order to vote their shares. A “street name” holder’s failure to provide voting instructions to his, her or its broker, bank or other nominee will result in a “broker non-vote” for those shares, and such “broker non-votes” will have the same effect as votes against the merger and the related transactions. All properly signed proxies that are received prior to the BFC special meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, “FOR” the merger and the related transactions.

Voting in Person

Shareholders of record of BFC that plan to attend the BFC special meeting and wish to vote in person will be given a ballot at the meeting. It should be noted, however, that “street name” holders who wish to vote their shares in person at the BFC special meeting must bring to the meeting proxies from the record holders of the shares authorizing the shareholder to vote in person at the meeting.

BFC’s shareholders should submit their proxies or otherwise provide their voting instructions even if they plan to attend the meeting. Record holders and “street name” holders who received proxies to vote their shares in person can always change their votes at the meeting.

The votes of all shareholders of BFC are important. Accordingly, all shareholders of BFC should sign and return the enclosed proxy card or otherwise transmit their voting instructions as described on the proxy card, whether or not they plan to attend the BFC special meeting in person.

Revocation of Proxies

A BFC shareholder of record may revoke his, her or its proxy at any time before such proxy is voted at the BFC special meeting by taking any of the following actions:

•	delivering to BFC’s Secretary a signed, written notice of revocation bearing a date later than the date of the previously executed proxy, stating that the proxy is revoked;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date, or transmitting new voting instructions by telephone or internet as described on the proxy card; or

•	attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

If a shareholder of BFC holds his, her or its shares in “street name,” the options described in the paragraph above do not apply. Instead, such shareholder must contact his, her or its broker, bank or other nominee to find out how to change his, her or its vote.

Proxy Solicitation

BFC is soliciting proxies for the special meeting of its shareholders. BFC will bear the entire cost of soliciting proxies from its shareholders, except that BFC and Woodbridge have each agreed to share equally all expenses incurred in connection with the printing, mailing and filing with the SEC of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part. In addition to the solicitation of proxies by mail, BFC will request that brokers, banks and other nominees send proxies and proxy materials to BFC’s beneficial shareholders and secure their voting instructions, if necessary. BFC will reimburse those record holders for their reasonable expenses in so doing. BFC also may use its directors, officers and other employees, who will not be specially compensated, to solicit proxies from BFC’s shareholders, either personally or by telephone, the Internet, telegram, facsimile or special delivery letter.

Other Business

No matter other than the proposal relating to the merger and the related transactions, including the amendment to BFC’s Amended and Restated Articles of Incorporation increasing the number of authorized shares of BFC’s Class A Common Stock from 100,000,000 shares to 150,000,000 shares, may be brought before the BFC special meeting.

Assistance

If you are a shareholder of BFC and you need assistance in completing your proxy card or otherwise providing your voting instructions, or if you have questions regarding the BFC special meeting, please contact BFC Financial Corporation, Attn: Investor Relations by mail at 2100 West Cypress Creek Road, Fort Lauderdale, FL 33309 or by telephone at (954) 940-4994.

THE WOODBRIDGE ANNUAL MEETING

General

This joint proxy statement/prospectus is being provided to Woodbridge’s shareholders as part of a solicitation of proxies by the board of directors of Woodbridge for use at Woodbridge’s 2009 annual meeting of shareholders.

Date, Time and Place

Woodbridge’s 2009 annual meeting of shareholders will be held on          , 2009 at           [a.m./p.m.], local time, at          .

Purposes of the Woodbridge Annual Meeting

The purposes of the Woodbridge annual meeting are:

1. To consider and vote upon a proposal to approve the merger agreement.

2. To consider and vote upon a proposal to elect three directors to the board of directors of Woodbridge to serve until the earlier of Woodbridge’s 2012 annual meeting of shareholders and the consummation of the merger.

3. To transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

Recommendation of the Board of Directors of Woodbridge

For the reasons described in this joint proxy statement/prospectus, the board of directors of Woodbridge has determined that the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Woodbridge’s shareholders and, accordingly, has approved the merger agreement and the transactions contemplated thereby and recommends that Woodbridge’s shareholders vote “FOR” the approval of the merger agreement. See “The Merger — Recommendation of the Woodbridge Board and Its Reasons for the Merger” beginning on page   .

The board of directors of Woodbridge recommends that Woodbridge’s shareholders vote “FOR” all of the nominees for director.

Record Date; Shares Entitled to Vote; Quorum

Only shareholders of record of Woodbridge at the close of business on           , 2009, the record date for the Woodbridge annual meeting, are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. On the Woodbridge record date,           shares of Woodbridge’s Class A Common Stock were issued and outstanding and owned by approximately           holders of record, and 243,807 shares of Woodbridge’s Class B Common Stock were issued and outstanding, all of which were owned by BFC. A complete list of these shareholders will be open for examination by any shareholder of record at Woodbridge’s corporate offices, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, during regular business hours for a period of no less than ten days prior to the Woodbridge annual meeting. The list will also be available for examination by any shareholder of record present at the Woodbridge annual meeting.

Holders of Woodbridge’s Class A Common Stock and Class B Common Stock are entitled to vote as one class on each of the proposal relating to the merger agreement and the proposal relating to the election of directors. Holders of Woodbridge’s Class A Common Stock are entitled to one vote per share owned on each proposal, with all such shares of Woodbridge’s Class A Common Stock representing in the aggregate 53% of Woodbridge’s general voting power. The number of votes represented by each share of Woodbridge’s Class B Common Stock, which represents in the aggregate 47% of the general voting power of Woodbridge, is calculated in accordance with Woodbridge’s Amended and Restated Articles of Incorporation. At the

Woodbridge annual meeting, each outstanding share of Woodbridge’s Class B Common Stock will be entitled to           votes on each proposal.

A quorum will be present at the Woodbridge annual meeting if shares of Woodbridge’s Class A Common Stock and Class B Common Stock representing a majority of the voting power of Woodbridge outstanding on the Woodbridge record date are represented, in person or by proxy, at the meeting. In the event that a quorum is not present, it is expected that the meeting will be adjourned to solicit additional proxies. “Broker non-votes” and abstentions will be counted for the purpose of establishing a quorum at the meeting.

Vote Required to Approve the Merger Agreement

Under the FBCA, the affirmative vote of a majority of the votes entitled to be cast by holders of Woodbridge’s Class A Common Stock and Class B Common Stock, voting together as a single class, is required to approve the merger agreement. In the absence of instructions from the beneficial owners of shares of Woodbridge’s Class A Common Stock, brokers, banks and other nominees will not have discretionary voting authority with respect to the approval of the merger agreement. Shares represented by such “broker non-votes,” abstentions and failures to vote will have the same effect as votes against the approval of the merger agreement.

BFC is the owner of approximately 22% of the outstanding shares of Woodbridge’s Class A Common Stock and all of the outstanding shares of Woodbridge’s Class B Common Stock, and these shares represent in the aggregate 59% of Woodbridge’s total voting power. BFC has agreed to vote its shares of Woodbridge’s Class A Common Stock and Class B Common Stock in favor of the approval of the merger agreement and, accordingly, approval of the merger agreement by Woodbridge’s shareholders is assured. It is also anticipated that BFC’s directors and executive officers, who collectively own less than 1% of the outstanding shares of Woodbridge’s Class A Common Stock (other than the shares beneficially owned through BFC), will vote their shares of Woodbridge’s Class A Common Stock in favor of the approval of the merger agreement although they are not required to do so.

Vote Required to Approve the Election of Directors

The affirmative vote of a plurality of the votes cast at the Woodbridge annual meeting is required to approve the election of directors. In the absence of instructions from the beneficial owners of shares of Woodbridge’s Class A Common Stock, brokers, banks and other nominees will have discretionary voting authority with respect to the vote on the election of directors. “Broker non-votes,” failures to vote and abstentions will have no effect on the election of directors.

Shares Owned by Directors and Executive Officers of Woodbridge

Woodbridge’s directors and executive officers and their respective affiliates, which includes BFC, collectively own and are entitled to vote 3,848,530 shares, or approximately 23.1%, of Woodbridge’s Class A Common Stock. BFC beneficially owns all of the outstanding shares of Woodbridge’s Class B Common Stock.

Voting by Proxy

Woodbridge’s shareholders may vote their shares of Woodbridge’s Class A Common Stock and Class B Common Stock by proxy. The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” A proxy card is enclosed for the use of Woodbridge’s shareholders of record and voting instructions are included on such proxy card. Woodbridge’s shareholders of record may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise transmitting their voting instructions as described on the proxy card. Shareholders of Woodbridge who hold their shares in “street name,” which means such shares are held of record by a broker, bank or other nominee, will receive instructions from their brokers, banks or other nominees that such shareholders must follow in order to vote their shares. The failure of “street name” holders to provide voting instructions to their brokers, banks or other nominees will result in “broker non-votes” for those shares, and such “broker non-votes” will count as votes against the approval of the merger agreement. However, in the absence of instructions from the beneficial owners of shares of Woodbridge’s Class A Common Stock, brokers, banks and other nominees will have discretionary voting authority with respect to the vote on the election of directors. All properly signed proxies that are received prior to the Woodbridge annual meeting and that are not revoked will be voted at the Woodbridge annual meeting according to the instructions indicated on the proxies or, if no direction is indicated, “FOR” the approval of the merger agreement and “FOR” each of the nominees for director.

Voting in Person; Directions to the Woodbridge Annual Meeting

Shareholders of record of Woodbridge that plan to attend the Woodbridge annual meeting and wish to vote in person will be given a ballot at the meeting. It should be noted, however, that a shareholder of Woodbridge who holds his, her or its shares in “street name” and wishes to vote at the Woodbridge annual meeting must bring to the meeting proxies from the record holders of the shares authorizing the shareholder to vote in person at the meeting.

Shareholders who wish to attend the Woodbridge annual meeting may contact Woodbridge’s Investor Relations department at (954) 940-4995 for directions. Shareholders of Woodbridge should submit their proxies or otherwise provide their voting instructions even if they plan to attend the meeting. Shareholders of record and “street name” holders who have obtained proxies to vote their shares in person can always change their votes at the meeting.

The votes of all shareholders of Woodbridge are important. Accordingly, all shareholders of Woodbridge should sign and return the enclosed proxy card or otherwise transmit their voting instructions as described on the proxy card, whether or not they plan to attend the Woodbridge annual meeting in person.

Revocation of Proxies

A Woodbridge shareholder of record may revoke his, her or its proxy at any time before such proxy is voted at the Woodbridge annual meeting by taking any of the following actions:

•	delivering to Woodbridge’s Secretary a signed, written notice of revocation bearing a date later than the date of the previously executed proxy, stating that the proxy is revoked;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date, or transmitting new voting instructions by telephone or internet as described on the proxy card; or

•	attending the Woodbridge annual meeting and voting in person, although attendance at the Woodbridge annual meeting will not, by itself, revoke a proxy.

If a shareholder of Woodbridge holds his, her or its shares in “street name,” however, the options described in the paragraph above do not apply. Instead, such shareholder must contact his, her or its broker, bank or other nominee to find out how to change his, her or its vote.

Proxy Solicitation

Woodbridge is soliciting proxies for its 2009 annual meeting of shareholders. Woodbridge will bear the entire cost of soliciting proxies from its shareholders, except that BFC and Woodbridge have each agreed to share equally all expenses incurred in connection with the printing, mailing and filing with the SEC of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part. In addition to the solicitation of proxies by mail, Woodbridge will request that brokers, banks and other nominees send proxies and proxy materials to Woodbridge’s beneficial shareholders and secure their voting instructions, if necessary. Woodbridge will reimburse those record holders for their reasonable expenses in so doing. Additionally, Woodbridge has engaged Georgeson Inc., a proxy solicitation firm, to assist in the solicitation of proxies from its shareholders with respect to vote on the merger agreement. Woodbridge will pay Georgeson Inc. $      for its services and reimburse its out of pocket expenses for such items as mailing, copying, phone calls, faxes and other related matters, and will indemnify Georgeson Inc. against any losses arising out of its proxy soliciting services on Woodbridge’s behalf. Woodbridge also may use its directors, officers and other employees, who will not be specially compensated, to solicit proxies from Woodbridge’s shareholders, either personally or by telephone, the Internet, telegram, facsimile or special delivery letter.

Other Business

Woodbridge does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus will be brought before the Woodbridge annual meeting. However, if other matters are properly presented at the meeting or any adjournment or postponement thereof, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.

Assistance

If you are a shareholder of Woodbridge and you need assistance in completing your proxy card or otherwise providing your voting instructions, or if you have questions regarding the Woodbridge annual meeting, please contact Woodbridge Holdings Corporation, Attn: Investor Relations by mail at 2100 West Cypress Creek Road, Fort Lauderdale, FL 33309 or by telephone at (954) 940-4995.

If you are a shareholder of Woodbridge and have questions regarding the merger, you may also call Woodbridge’s information agent, Georgeson Inc., toll-free at          .

THE MERGER

General

The boards of directors of BFC and Woodbridge have each approved the merger agreement and the transactions contemplated thereby. Upon consummation of the merger, Woodbridge will merge with and into Merger Sub, a wholly owned subsidiary of BFC. Merger Sub will be the surviving company (the “Surviving Company”) and will remain a wholly owned subsidiary of BFC. Under the terms of the merger agreement, holders of Woodbridge’s Class A Common Stock (other than BFC and holders who exercise and perfect their appraisal rights) will be entitled to receive 3.47 shares of BFC’s Class A Common Stock in exchange for each share of Woodbridge’s Class A Common Stock owned by such holders.

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Please carefully read the merger agreement, as it is the legal document that governs the merger.

Background of the Merger

BFC’s management and board of directors are focused on the company’s long-term strategic goals and, when appropriate, consider various strategic opportunities in order to maximize shareholder value. BFC believes that the best potential for growth is likely through the growth of the companies it currently controls and its focus is to provide overall support for its controlled subsidiaries with a view to the improved performance of the organization as a whole.

Woodbridge’s operations are concentrated in the real estate industry and its primary activities currently relate to the development of master planned communities through its Core Communities subsidiary and its ownership position in Bluegreen. Like other companies involved in the real estate industry, Woodbridge has been adversely affected by the severe and prolonged downturn in the real estate market and the economy in general. As a result, over the past few years, Woodbridge has pursued opportunities to diversify its activities.

On January 30, 2007, BFC and Woodbridge (then Levitt Corporation) entered into a definitive agreement (the “2007 agreement”) pursuant to which Woodbridge was to merge with and into and become a wholly-owned subsidiary of BFC, and holders of Woodbridge’s Class A Common Stock (other than BFC) were to receive 2.27 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock that they held. However, based on then-current circumstances, the conditions to closing the proposed merger could not be satisfied and, by letter dated August 14, 2007, BFC terminated the 2007 agreement.

In connection with the proposed merger between the companies in 2007, the boards of directors of BFC and Woodbridge, with the assistance of their respective legal and financial advisors, conducted extensive negotiations over a three-month period regarding the terms and conditions of the 2007 agreement and reviewed extensive information regarding the companies’ respective businesses. Further, because Woodbridge is a subsidiary of BFC that is consolidated in BFC’s financial statements, BFC’s board of directors regularly reviews information regarding Woodbridge’s business, financial condition, operating results and prospects, including the issues Woodbridge has faced during the sustained downturn in the real estate and financial markets over the last two years.

Consistent with its focus on providing overall support for its controlled subsidiaries, BFC’s board of directors regularly discuss possible ways to maximize the utilization of assets and resources within the consolidated organization based on its assessment of the financial condition, cash requirements and prospects of its subsidiaries. Beginning in 2009, these discussions focused on the possibility and potential benefits of a strategic transaction between BFC and Woodbridge.

At a meeting of Woodbridge’s board of directors held on April 27, 2009, Alan B. Levan, Chairman of the boards of directors of both BFC and Woodbridge, advised the members of Woodbridge’s board of directors of BFC’s potential interest in re-establishing discussions with Woodbridge regarding a possible merger of equals between the two companies. Mr. Levan also discussed, and answered questions from Woodbridge’s directors regarding, his view of the potential benefits of such a transaction to both Woodbridge and BFC, including that

BFC has no debt at its parent company level and potentially greater access to financial resources than Woodbridge and that the merger would create a combined company with greater market capitalization than either company on a stand-alone basis and would potentially benefit shareholders of both companies by increasing the visibility and trading liquidity of BFC’s Class A Common Stock. Mr. Levan also noted the limited business integration risks of a transaction between BFC and Woodbridge due to the preexisting relationships between the companies and the fact that the merger would likely result in decreased legal and accounting fees for the combined company. Based on this discussion, Woodbridge’s board of directors indicated its willingness to further explore a potential transaction with BFC and, as a result, Mr. Levan indicated that he would further discuss with BFC’s board of directors a potential transaction between the two companies with a view to presenting a more specific proposal.

On May 8, 2009, BFC’s board of directors held a meeting where it discussed whether, and upon what terms, a potential transaction should be proposed to Woodbridge. BFC’s directors discussed the material aspects of the proposal, which contemplated, among other things, a merger of equals in which BFC would acquire Woodbridge in a stock-for-stock transaction with an exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock (other than shares of Woodbridge’s Class A Common Stock owned by BFC). The exchange ratio was based on the book value of BFC and Woodbridge at March 31, 2009, and Woodbridge’s shareholders, other than BFC, would hold an approximate 50% equity ownership interest in BFC following the merger. BFC’s board of directors also discussed Woodbridge’s business, financial condition and cash position, including the challenges facing Core Communities and the issues relating to its outstanding indebtedness. BFC’s directors additionally discussed the potential long-term benefits of the transaction to the companies and the process for approving and completing the merger, including the retention of outside legal and financial advisors. After this discussion, BFC’s board of directors authorized Mr. Levan to submit the merger proposal to Woodbridge. BFC’s board of directors requested that Stearns Weaver, regular outside counsel to BFC, serve as legal advisor to BFC with respect to the merger.

On May 11, 2009, Woodbridge’s board of directors held a meeting to review and discuss BFC’s proposal, which was distributed to Woodbridge’s directors prior to the meeting. Mr. Levan described BFC’s merger proposal in detail, including BFC’s proposed conditions to completing the merger and the contemplated percentage that Woodbridge’s shareholders would hold in BFC following the merger. Mr. Levan also answered questions from Woodbridge’s directors regarding the proposal and shared with Woodbridge’s directors his view of the potential advantages and disadvantages of the proposed transaction to each of the companies. It was then decided that the independent directors would convene an executive session to further discuss BFC’s proposal and, if the independent directors determined that it was advisable to further consider the proposal, to form a special committee to pursue a transaction and take all actions that it deemed necessary, including the hiring of independent legal and financial advisors. At that time, Woodbridge’s independent directors convened an executive session to further discuss BFC’s proposal. During this executive session, Woodbridge’s independent directors expressed their interest in continuing discussions and negotiations with respect to a transaction with BFC. As a result, a special committee of Woodbridge’s independent directors was formed, and Messrs. Joel Levy, Blosser, Kahn, Alan Levy and Nicholson, representing all of the independent directors of Woodbridge, were appointed to the committee. Mr. Joel Levy was subsequently appointed Chairman of the special committee. Messrs. Dornbush and Scherer, who were initially appointed to the special committee, were subsequently designated as non-voting members of the special committee and agreed to work as advisors to the special committee as requested.

On May 13, 2009, Woodbridge’s special committee held a meeting for the purpose of discussing the proposed merger with BFC and determining how to proceed with respect to the merger. The special committee determined to engage, and discussed the qualifications of potential firms to engage as, independent legal counsel and independent financial advisor to assist the special committee with respect to the merger. The special committee also reviewed and discussed information relating to the evaluation process undertaken with respect to the proposed merger between Woodbridge and BFC in 2007 in order to assist the special committee in its process for evaluating the currently proposed merger between the companies.

On May 15, 2009, Woodbridge’s special committee held a meeting at which it approved the engagement of Akerman Senterfitt, P.A. (“Akerman”) as independent legal counsel. The special committee selected Akerman based on its experience with respect to merger and acquisition transactions and its knowledge of Florida law, specifically as it may relate to the merger. Akerman discussed generally with the members of the special committee the purpose of the special committee, the process and procedure of conducting committee meetings and the fiduciary and legal duties that may be applicable to them in connection with their evaluation of a potential transaction with BFC. Akerman also discussed with the special committee the provisions of Florida law applicable to a potential transaction between Woodbridge and BFC. At the meeting, the special committee also determined to continue to explore and discussed the qualifications of possible independent financial advisors. The members of the special committee additionally discussed their responsibilities on behalf of the committee and the appropriate compensation to be paid to them in consideration for their efforts. After this discussion, the members of the special committee determined to recommend to Woodbridge’s full board of directors a proposal for Woodbridge to pay a fee of $15,000 to each member of the special committee other than Messrs. Dornbush and Scherer, who would not be compensated for their service as non-voting members of and advisors to the special committee.

On May 18, 2009, Woodbridge’s board of directors held a meeting. At the meeting, Mr. Joel Levy, as the Chairman of the special committee, updated Woodbridge’s full board of directors on the status of the process related to the proposed merger, including the status of the special committee’s engagement of independent legal and financial advisors with respect to the merger. At the meeting, Woodbridge’s board of directors also discussed at length and approved without modification the proposal relating to the compensation to be paid to the members of the special committee.

Following the board meeting on May 18, 2009 and again on each of May 20 and May 22, 2009, the special committee met to consider and discuss candidates to serve as the committee’s independent financial advisor. At the meeting held on May 22, 2009, the special committee preliminarily determined that, based on the special committee’s view of the importance of BankAtlantic Bancorp’s results to the consolidated financial condition of BFC and Ewing’s reputation and expertise in assessing and analyzing financial institutions generally, and thrifts in particular, Ewing may be an appropriate firm to serve as the committee’s independent financial advisor. As a result, the special committee determined to convene a meeting with representatives of Ewing.

On May 26, 2009, the special committee held a meeting attended by representatives of Ewing and Akerman. At the meeting, the representatives of Ewing discussed with the members of the special committee Ewing’s experience and qualifications, and specifically its expertise in assessing and analyzing financial institutions generally, and thrifts in particular. The members of the special committee also discussed with Ewing’s representatives the terms of the proposed engagement letter between Ewing and the special committee (on behalf of Woodbridge), which proposed engagement letter was distributed to the members of the special committee prior to the meeting. Following this discussion, the representatives of Ewing left the meeting so that the members of the special committee could discuss among themselves Ewing’s qualifications and the advisability of engaging Ewing to serve as the committee’s independent financial advisor. After further discussions and considerations, the special committee determined to engage Ewing as its independent financial advisor with respect to the merger. The members of the special committee also discussed with Akerman the status of the merger as well as the terms and conditions of BFC’s proposal, including the condition which gives BFC the right to terminate the merger agreement if more than 10% of the holders of Woodbridge’s Class A Common Stock exercise, or, immediately prior to the effective time of the merger, remain entitled to exercise, their appraisal rights.

On June 1, 2009, BFC’s board of directors held a meeting. At the meeting, Stearns Weaver discussed generally with BFC’s directors the relationships of Messrs. Levan and Abdo to both BFC and Woodbridge and the fiduciary and legal duties that may be applicable to BFC’s directors in connection with their evaluation and negotiation of a transaction between BFC and Woodbridge. Following this discussion, Mr. Levan advised BFC’s directors that the merger proposal was presented to Woodbridge’s board of directors, who subsequently indicated its interest in the pursuing discussions regarding the proposal. Mr. Levan reported that a special committee comprised of Woodbridge’s independent directors was formed to preside over Woodbridge’s process in evaluating and pursuing a transaction with BFC and that the special committee had engaged Akerman as its independent legal counsel and Ewing as its independent financial advisor. Mr. Levan then informed BFC’s directors that Ewing had commenced its due diligence process.

During June 2009, Ewing conducted its due diligence review of BFC and its subsidiary, BankAtlantic Bancorp, and analyzed the fairness of the proposed merger consideration to Woodbridge’s shareholders.

On June 15, 2009, Woodbridge’s board of directors held a meeting. At the meeting, Woodbridge’s directors discussed the status of the proposed transaction between BFC and Woodbridge, including the status of Ewing’s due diligence review and analysis of BFC and BankAtlantic Bancorp.

On June 23, 2009, Stearns Weaver sent a preliminary draft of the merger agreement to Akerman. Thereafter, Woodbridge’s special committee and BFC’s board of directors, through their legal and financial advisors, discussed and negotiated the terms of the proposed merger agreement.

On June 24, 2009, Woodbridge’s special committee held a meeting at which, among other things, Ewing provided the committee with a preliminary report as to its views with respect to Woodbridge, BFC and BankAtlantic Bancorp. Ewing discussed its methodology in reviewing BankAtlantic Bancorp and in determining the relative valuations of BFC and Woodbridge. In particular, Ewing concluded that book value, which is the basis for the proposed exchange ratio, was the appropriate methodology for determining the relative values of the two companies.

On June 25, 2009, BFC’s board of directors held a meeting to discuss the status of the proposed merger. The members of BFC’s board of directors were updated on the progress of the proposed merger, including the status of the merger agreement as well as Ewing’s due diligence review of BFC and BankAtlantic Bancorp. Mr. Levan also discussed with BFC’s board of directors his views of certain of the potential benefits and risks of the merger, including the risks relating to Woodbridge’s and Core Communities’ outstanding debt and the possibility of Woodbridge recording impairment charges relating to Core’s assets in the future. At the meeting, BFC’s board of directors also considered the desirability of engaging a financial advisor to analyze and issue a fairness opinion with respect to the proposed exchange ratio and discussed, specifically, the qualifications of JMP Securities to serve as financial advisor to BFC’s board of directors with respect to the merger. After this discussion, BFC’s board of directors approved the engagement of JMP Securities as financial advisor to BFC’s board of directors with respect to the merger. BFC selected JMP Securities based on JMP Securities’ qualifications, expense and reputation and its knowledge of the business and affairs of BFC. JMP Securities thereafter conducted its due diligence review of Woodbridge and analyzed the fairness of the proposed exchange ratio to BFC’s shareholders.

On June 29, 2009, Woodbridge’s special committee met again with Ewing to allow any members of the committee who were not present at the previous meeting to have the opportunity to hear, discuss and ask questions regarding Ewing’s presentation. The members of the special committee discussed Ewing’s presentation and asked, and Ewing answered, numerous questions regarding Ewing’s methodology and preliminary conclusions. After this discussion, the members of the special committee voted unanimously to preliminarily recommend approval of the proposed merger with BFC to Woodbridge’s full board of directors, subject to the finalization of Ewing’s analyses, its receipt of Ewing’s fairness opinion and the satisfactory negotiation of the terms and conditions of the merger agreement (as discussed with Akerman).

On June 30, 2009, Akerman delivered Woodbridge’s special committee’s initial comments to the merger agreement to Stearns Weaver, which included, among other things, the requirement that the “no solicitation” provisions of the merger agreement apply to BFC (as well as Woodbridge). Thereafter, Woodbridge’s special committee and BFC’s board of directors, through their respective legal and financial advisors, continued to review, negotiate and discuss the terms and conditions of the merger agreement and the potential merger. On July 1, 2009, Stearns Weaver distributed a revised draft of the merger agreement to Akerman.

On July 2, 2009, BFC’s board of directors met with its legal and financial advisors. A copy of the proposed final draft of the merger agreement and materials outlining JMP Securities’ analysis of the merger and the exchange ratio had previously been delivered to BFC’s board of directors. At the meeting, BFC’s board of directors discussed with its advisors the proposed final draft of the merger agreement. JMP Securities presented to BFC’s board of directors its analysis of the exchange ratio. Based on such analysis, JMP Securities presented to BFC’s board of directors a summary of its written opinion, dated as of July 2, 2009, and provided an oral opinion that the exchange ratio was, as of that date, fair from a financial point of view to BFC’s shareholders. JMP Securities subsequently provided a written copy of its fairness opinion. Stearns Weaver reviewed and discussed with BFC’s board of directors the terms, conditions and provisions of the revised merger agreement. Messrs. Levan and Abdo then left the meeting so that BFC’s independent directors could discuss the merger and the merger agreement among themselves and with their legal and financial advisors outside of the presence of management. A discussion ensued, after which the independent directors unanimously determined to approve the merger agreement. At that point, Messrs. Levan and Abdo returned to the meeting. After further discussions and deliberations, BFC’s board of directors unanimously approved the merger agreement as well as the merger and the related transactions, and recommended that BFC’s shareholders approve the merger and the related transactions.

On July 2, 2009, Woodbridge’s special committee met with its legal and financial advisors. A copy of the proposed final draft of the merger agreement and materials outlining Ewing’s analysis of the merger had previously been delivered to the members of the special committee. At the meeting, Woodbridge’s special committee discussed with its advisors the proposed final draft of the merger agreement. Ewing presented to Woodbridge’s special committee its analysis of the exchange ratio and, based on such analysis, Ewing provided to Woodbridge’s special committee its oral opinion, subsequently confirmed in writing and delivered to Woodbridge’s special committee, that the consideration to be received in the merger was, as of that date, fair from a financial point of view to Woodbridge’s shareholders. After discussions and deliberations, Woodbridge’s special committee unanimously approved the merger agreement and the transactions contemplated thereby and agreed to recommend that Woodbridge’s board of directors approve the merger agreement and the transactions contemplated thereby.

On July 2, 2009, following the meeting of Woodbridge’s special committee, Woodbridge’s board of directors met to consider the merger. A copy of the proposed final draft of the merger agreement and materials outlining Ewing’s analysis of the merger had previously been delivered to each member of Woodbridge’s board of directors. At the meeting, Ewing presented to Woodbridge’s full board of directors its analysis of the exchange ratio and its oral opinion that the consideration to be received in the merger was, as of that date, fair from a financial point of view to Woodbridge’s shareholders. Woodbridge’s special committee then informed Woodbridge’s board of directors of its recommendation to approve the merger agreement and the transactions contemplated thereby. At that time, Messrs. Levan and Abdo left the meeting, and Woodbridge’s non-management directors discussed the merger and the merger agreement among themselves and with their legal and financial advisors outside of the presence of management. Messrs. Levan and Abdo then returned to the meeting. After additional discussions and deliberations, Woodbridge’s board of directors, with Messrs. Levan and Abdo abstaining, unanimously approved the merger, the merger agreement and the transactions contemplated thereby, and recommended that Woodbridge’s shareholders approve the merger agreement. Woodbridge’s board of directors specifically noted that its approval constituted the approval of Woodbridge’s “disinterested directors” in accordance with the FBCA’s “affiliated transaction” statute and, therefore, exempted the merger from the provisions of the FBCA’s “control share” statute. In connection with its approval, Woodbridge’s board of directors also authorized Woodbridge’s management to take all actions that it deemed necessary or desirable relating to the merger, including, without limitation, to cause Woodbridge’s shareholder rights plan to be inapplicable to the merger and to be terminated as of the effective time of the merger.

The merger agreement was thereafter entered into on July 2, 2009 and publicly announced prior to the opening of the market on the next trading day, July 6, 2009.

Recommendation of the BFC Board and its Reasons for the Merger

The board of directors of BFC believes that there are substantial benefits to BFC and its shareholders that can be obtained as a result of the merger. Accordingly, the board of directors of BFC has determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of

BFC and its shareholders, has approved the merger agreement and the transactions contemplated thereby, and recommends that BFC’s shareholders vote “FOR” the merger and the related transactions.

The board of directors of BFC, in reaching its decision to approve the merger agreement and the transactions contemplated thereby, consulted with JMP Securities, BFC’s financial advisor, and Stearns Weaver, BFC’s outside legal counsel, and considered a variety of material factors weighing positively in favor of the merger, including, without limitation, the following:

•	the fact that, based on BFC’s financial portfolio as of March 31, 2009, upon consummation of the merger, BFC will realize an increase in BFC shareholders’ equity from approximately $104.5 million to approximately $206.8 million;

•	the fact that, based on share and market price information as of July 2, 2009, the date of the merger agreement, upon consummation of the merger, BFC will realize an increase in unaffiliated public float from approximately 28.5 million shares to approximately 72.9 million shares and an increase in global market capitalization from approximately $18.1 million to approximately $36.0 million;

•	the fact that the merger will result in tax consolidation, thereby eliminating the potential for “double taxation” on BFC’s share of Woodbridge’s earnings;

•	the potential increased visibility and trading liquidity for BFC’s capital stock resulting from the merger;

•	the efficiencies that could be realized as a result of the merger in legal, accounting and interal audit fees as well as fees relating to SEC reporting;

•	the opinion of JMP Securities, BFC’s financial advisor, to the effect that, as of the date of the opinion, and subject to and based on the qualifications and assumptions set forth in the opinion, the exchange ratio was fair, from a financial point of view, to BFC’s shareholders (see the section entitled “The Merger — Opinion of BFC’s Financial Advisor” beginning on page );

•	the limited business integration risks due to the preexisting relationships between BFC and Woodbridge, including, without limitation, management commonality and BFC’s long-term investment in Woodbridge;

•	current financial market conditions and historical market prices, volatility and trading information with respect to BFC’s Class A Common Stock and Woodbridge’s Class A Common Stock; and

•	the belief that the terms of the merger agreement, including the parties’ respective representations, warranties and covenants contained therein, are reasonable.

The board of directors of BFC, in reaching its decision to approve the merger agreement and the transactions contemplated thereby, also considered potential detriments related to the merger, including, without limitation, the following:

•	the substantial costs to be incurred in connection with the merger, including transaction expenses arising from the merger, whether or not the merger is consummated;

•	the risks relating to Woodbridge’s and Core Communities’ outstanding debt, including the risk that certain of such debt may need to be restructured in the near future (which they may not be able to do on favorable terms or at all) and the risk of future impairment charges relating to Core’s assets;

•	the risk that the current economic downturn, if prolonged, may continue to have an adverse impact on Woodbridge’s financial condition and operating results;

•	the potential negative impact on BFC’s cash flow if a significant amount of Woodbridge’s shareholders exercise their appraisal rights;

•	the risks inherent in the fluctuating market price of BFC’s Class A Common Stock, such as the risk that the value of the shares of BFC’s Class A Common Stock issuable in connection with merger at the effective time of the merger may exceed the value of those shares as of the date on which the board of directors of BFC approved the merger;

•	possible disruptions to BFC’s operations and management distractions that could arise from the merger;

•	the possibility that the expected benefits from the merger described above may not be realized;

•	the limitations imposed in the merger agreement on the solicitation or consideration by BFC of alternative business combinations prior to the consummation of the merger;

•	the interests that certain executive officers and directors of BFC may have with respect to the merger in addition to their interests as shareholders of BFC generally, as described in the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page ; and

•	various other risks associated with the merger set forth under the section entitled “Risk Factors” beginning on page .

After consideration of these material factors, the board of directors of BFC determined that the potential benefits of the merger and the related transactions outweighed the potential risks of the merger and the related transactions.

This discussion of the information and factors considered by the board of directors of BFC is not intended to be exhaustive and may not include all of the factors considered by the board of directors of BFC. In reaching its determination to approve the merger agreement and the transactions contemplated thereby and recommend to BFC’s shareholders that they approve the merger and the related transactions, the board of directors of BFC did not quantify or assign any relative or specific weights to the various factors that it considered. Rather, the board of directors of BFC viewed its determination and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual members of the board of directors of BFC may have given different weight to different factors or taken into account other factors. After considering this information, the board of directors of BFC approved the merger agreement and the transactions contemplated thereby and recommends that BFC’s shareholders approve the merger and the related transactions.

Role and Recommendation of Woodbridge’s Special Committee

The board of directors of Woodbridge designated a special committee comprised solely of independent directors to, among other things, negotiate, review and evaluate the terms and conditions of the merger agreement and determine the advisability of the merger. The special committee negotiated the terms and conditions of the merger agreement on behalf of Woodbridge and, after careful review and consideration, determined that the merger is advisable, fair to and in the best interests of Woodbridge’s shareholders. The special committee therefore recommended that the board of directors of Woodbridge approve the merger agreement and the transactions contemplated thereby and recommend to the shareholders of Woodbridge that they approve the merger agreement.

The special committee was aware of the interests of certain officers and directors of Woodbridge in the merger, as described under “The Merger — Interests of Certain Persons in the Merger,” including the fact that the merger agreement contemplates that the members of the special committee are to be appointed to the board of directors of BFC in connection with the merger.

In arriving at its determination, the special committee consulted with Woodbridge’s senior management, as well as Akerman Senterfitt, outside legal counsel to the Woodbridge special committee, and Ewing, Woodbridge’s financial advisor, with respect to strategic, operational, legal, regulatory and other matters. In arriving at its determination, the special committee also independently considered the factors described below in “The Merger — Recommendation of the Woodbridge Board and its Reasons for the Merger.” In light of the number and wide variety of factors considered in connection with its evaluation of the merger, the special committee did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. The special committee viewed its determination and recommendation as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors serving on the special committee may have given different weight to different factors.

Recommendation of the Woodbridge Board and Its Reasons for the Merger

After considering the recommendation of Woodbridge’s special committee and the other factors discussed below and consulting with Ewing, Woodbridge’s financial advisor, the board of directors of Woodbridge determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Woodbridge’s shareholders, has approved the merger agreement and the transactions contemplated thereby, and recommends that Woodbridge’s shareholders vote “FOR” the approval of the merger agreement. In reaching this determination, the board of directors of Woodbridge considered a variety of material factors weighing positively in favor of the merger, including, without limitation, the following:

•	the fact that shareholders of Woodbridge (other than BFC) will own approximately 54% of the outstanding shares of BFC’s Class A Common Stock and approximately 50% of BFC’s total common equity immediately following the merger (subject to reduction to the extent shareholders elect to exercise and perfect their appraisal rights) and will therefore have a significant economic interest in BFC;

•	the implied value of Woodbridge’s Class A Common Stock of $1.39 per share based on the closing prices of BFC’s Class A Common Stock and Woodbridge’s Class A Common Stock on the Pink Sheets on July 2, 2009, the last trading day prior to the announcement of the signing of the merger agreement, representing a premium of approximately 26% over the closing price of Woodbridge’s Class A Common Stock on that day, and a premium of approximately 67% over the average market price of Woodbridge’s Class A Common Stock during the six-month period preceding the date of the merger agreement;

•	the fact that Woodbridge’s shareholders, as a result of the merger and the exchange of their shares of Woodbridge’s Class A Common Stock for BFC’s Class A Common Stock, will hold shares in a company with a more diversified portfolio of assets, which is consistent with Woodbridge’s stated objective of diversification;

•	the fact that, based on share and market price information as of July 2, 2009, the date of the merger agreement, BFC, after the merger, will have a pro forma market capitalization of approximately $36.0 million compared to Woodbridge’s stand-alone market capitalization of $18.6 million;

•	the limited business integration risks due to the preexisting relationships between BFC and Woodbridge, including, without limitation, management commonality and BFC’s long-term investment in Woodbridge;

•	the efficiencies that could be realized as a result of the merger in legal, accounting and interal audit fees as well as fees relating to SEC reporting;

•	the fact that, as of March 31, 2009, Woodbridge had a debt-to-total capitalization ratio of approximately 67% and that BFC currently has no outstanding long-term debt at its parent company level and, therefore, may have greater access to financial resources;

•	the opinion of Ewing, Woodbridge’s financial advisor, to the effect that, as of the date of the opinion and subject to and based on the qualifications, limitations and assumptions set forth in the opinion, the consideration to be received by holders of Woodbridge’s Class A Common Stock in the merger was fair, from a financial point of view, to such holders (see the section entitled “The Merger — Opinion of Woodbridge’s Financial Advisor” beginning on page );

•	current financial market conditions and historical market prices, volatility and trading information with respect to BFC’s Class A Common Stock and Woodbridge’s Class A Common Stock;

•	the opportunity for holders of Woodbridge’s Class A Common Stock to benefit from any increase in the trading price of BFC’s Class A Common Stock between the date of the merger agreement and the effective time of the merger because the exchange ratio is fixed;

•	the absence of any termination fee payable by Woodbridge to BFC if the merger agreement is terminated prior to completion of the merger;

•	the fact that, in connection with the merger, the seven directors of Woodbridge who are not currently directors of BFC (as well as Seth Wise, the President of Woodbridge) are to be appointed to BFC’s board of directors, which is expected to provide a degree of continuity and involvement by directors of Woodbridge in BFC following the merger;

•	the expected qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, resulting in the shares of BFC’s Class A Common Stock to be received by holders of Woodbridge’s Class A Common Stock in connection with the merger not being subject to federal income tax, as described under the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger”; and

•	the belief that the terms of the merger agreement, including the parties’ respective representations, warranties and covenants contained therein, are reasonable.

The board of directors of Woodbridge, in reaching its decision to approve the merger agreement and the transactions contemplated thereby also considered potential detriments related to the merger, including, without limitation, the following:

•	the substantial costs to be incurred in connection with the merger, including transaction expenses arising from the merger, whether or not the merger is consummated;

•	the possibility that holders of Woodbridge’s Class A Common Stock could be adversely affected by a decrease in the trading price of BFC’s Class A Common Stock between the date of the merger agreement and the effective time of the merger;

•	possible disruptions to Woodbridge’s operations and management distractions that could arise from the merger;

•	the possibility that the expected benefits from the merger described above may not be realized, including the fact that BFC’s potentially greater access to financial resources may not be realized and BFC’s cash flow may be negatively impacted as a result of Woodbridge’s shareholders exercising their appraisal rights or otherwise;

•	the limitations imposed in the merger agreement on the solicitation or consideration by Woodbridge of alternative business combinations prior to the consummation of the merger and the fact that Woodbridge did not seek out any alternative transactions prior to signing the merger agreement;

•	the interests that certain executive officers and directors of Woodbridge may have with respect to the merger in addition to their interests as shareholders of Woodbridge generally, as described in the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page ;

•	the fact that holders of Woodbridge’s Class A Common Stock who receive shares of BFC’s Class A Common Stock in the merger will become subject to the risks inherent to businesses in the diverse mix of industries in which BFC has investments, including, primarily, the banking industry, which has been adversely impacted by the current economic downturn; and

•	various other risks associated with the merger and the operations of BFC following the merger set forth under the section entitled “Risk Factors” beginning on page .

After consideration of these material factors, the board of directors of Woodbridge determined that the potential benefits of the merger agreement and the transactions contemplated thereby outweighed the potential detriments of the merger agreement and such transactions.

This discussion of the information and factors considered by the board of directors of Woodbridge is not intended to be exhaustive and may not include all of the factors considered. In reaching its determination to approve and recommend the merger agreement, the board of directors of Woodbridge did not quantify or assign any relative or specific weights to the various factors that it considered. Rather, the board of directors of Woodbridge viewed its determination and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual members of the board of directors of Woodbridge may have given different weight to different factors or taken into account other factors. After considering this information, the board of directors of Woodbridge approved the merger agreement and the transactions contemplated thereby and recommends that Woodbridge’s shareholders approve the merger agreement.

Opinion of BFC’s Financial Advisor

General

BFC retained JMP Securities to serve as its financial advisor in connection with the merger. The board of directors of BFC selected JMP Securities based on JMP Securities’ qualifications, experience and reputation and its knowledge of the business and affairs of BFC. At the meeting of the board of directors of BFC held on July 2, 2009, JMP Securities rendered its oral opinion, subsequently confirmed in writing, that, as of July 2, 2009, based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the exchange ratio was fair from a financial point of view to BFC’s shareholders.

The full text of JMP Securities’ opinion, dated as of July 2, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JMP Securities in rendering its opinion is attached as Annex B to this joint proxy statement/prospectus. You are urged to read the opinion carefully and in its entirety. JMP Securities’ opinion is directed to the board of directors of BFC, addresses only the fairness from a financial point of view of the exchange ratio to BFC’s shareholders and does not address any other aspect of the merger or constitute a recommendation to any BFC shareholder as to how to vote on the merger and the related transactions at BFC’s special meeting. This summary is qualified in its entirety by reference to the full text of JMP Securities’ opinion.

In connection with rendering its opinion, JMP Securities, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of BFC and Woodbridge;

•	reviewed the reported prices and trading activity for BFC’s and Woodbridge’s respective Class A Common Stock;

•	compared the financial performance of BFC and the prices and trading activity of BFC’s Class A Common Stock with that of certain other publicly-traded companies that it believed were generally comparable to BFC;

•	compared the financial performance of Woodbridge and the prices and trading activity of Woodbridge’s Class A Common Stock with that of certain other publicly-traded companies that it believed were generally comparable to Woodbridge;

•	reviewed the financial terms, to the extent publicly available, of certain merger transactions that it believed were generally comparable to the proposed merger between BFC and Woodbridge;

•	participated in discussions among representatives of BFC and Woodbridge and their respective legal advisors;

•	reviewed the July 1, 2009 draft of the merger agreement and certain other related documents which BFC provided to it; and

•	considered such other factors, and performed such other analysis, as it deemed appropriate.

In arriving at its opinion, JMP Securities, among other things, assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by BFC and Woodbridge for the purposes of its opinion. JMP Securities further relied upon the assurance of the management of BFC and Woodbridge that they were not aware of any facts that would make any of such information inaccurate or misleading. In addition, JMP Securities assumed that the proposed merger would be consummated in accordance with the terms set forth in the merger agreement without: the occurrence of any material adverse effect; the occurrence of any litigation, arbitration or other proceeding which enjoins or prohibits the transactions contemplated by the merger agreement; the enactment of any law which prohibits the consummation of the merger; or the issuance of any order which precludes consummation of the merger. JMP Securities assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals, permits, consents and orders required for the merger, no delays, limitations, conditions, restrictions or orders would be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the merger. JMP Securities is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of BFC and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. JMP Securities did not make any independent valuation or appraisal of the assets or liabilities of BFC or Woodbridge, nor was it furnished with any such appraisals. JMP Securities’ opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect the opinion and the assumptions used in preparing it, and JMP Securities did not assume any obligation to update, revise or reaffirm its opinion; provided, however, subject to the foregoing, and without providing the board of directors of BFC with any assurance as to the contents thereof, JMP Securities has agreed, if requested to do so by the board of directors of BFC, to update its opinion as of a date reasonably proximate to the date of this joint proxy statement/prospectus.

JMP Securities was not requested to consider, and its opinion did not address, BFC’s underlying business decision to enter into the merger agreement or the relative merits of the merger as compared to any alternative business strategies that might exist for BFC or the effect of any other transaction in which BFC might engage. JMP Securities was not asked to consider, and its opinion did not address, the non-financial terms of the merger agreement, nor does it address the terms of any related agreements which may be entered into by the parties in connection with the merger. In addition, JMP Securities expressed no view or opinion as to the fairness of the amount or nature of, or any other aspect relating to, the compensation to any officers, directors or employees of any parties to the merger or class of such persons, relative to the merger consideration or otherwise.

The following is a summary of the material financial analyses performed by JMP Securities in connection with rendering its opinion. Although each analysis was provided to the board of directors of BFC, in connection with arriving at its opinion, JMP Securities considered all of its analysis as a whole and did not attribute any particular weight to any analysis described below. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by JMP Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

In connection with rendering its opinion, JMP Securities conducted various analytical work, including, the following:

•	a contribution analysis (i) for the three month period ended March 31, 2009 and (ii) for the twelve month period ended December 31, 2008;

•	a comparable public company analysis (which was based on public company peer group trading valuations);

•	an exchange ratio analysis (which was based on the relative stock price performance of Woodbridge’s and BFC’s respective Class A Common Stock); and

•	a premiums paid analysis (which was based on precedent comparable transactions).

JMP Securities noted that the exchange ratio for the merger, as contemplated by the terms and conditions of the merger agreement, is 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock (other than shares owned by BFC).

Summary of Financial Analyses Performed by JMP Securities

CONTRIBUTION ANALYSIS

JMP Securities conducted a contribution analysis based on the contribution of BFC’s and Woodbridge’s stand-alone financial metrics. The financial metrics exclude the effects of the merger and any potential synergies therefrom.

• For the three months ended March 31, 2009.

BFC’s financials are based on the “Parent Company Condensed Statements of Financial Condition and Operations,” as set forth in BFC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. The contribution analysis was based upon the applicable numbers for the three months ended March 31, 2009 and assumed that the 12.9 million shares of Woodbridge’s Class A Common Stock not then owned by BFC were converted into 44.8 million shares of BFC’s Class A Common Stock based on the exchange ratio of 3:47:1.00 shares.

Based upon Woodbridge’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, Woodbridge’s total revenue, total assets and shareholders’ equity for such period were $4.3 million, $524.1 million and $135.4 million, respectively, and, after netting out the 23.6% interest represented by Woodbridge’s Class A Common Stock owned by BFC (or $1.0 million in revenue, $123.6 million in assets and $31.9 million in shareholders’ equity), the residual Woodbridge contribution was $3.3 million, $400.6 million and $103.5 million, respectively.

The combined Woodbridge and BFC revenue, assets and shareholders’ equity (in dollars and percentages) for the three months ended March 31, 2009 were as follows (dollars in millions):

							Shareholders’
	Revenue	% Total		Assets	% Total		Equity	% Total

Woodbridge	$3.3	92%	Woodbridge	$400.6	77%	Woodbridge	$103.5	50%
BFC	0.3	8%	BFC	122.8	23%	BFC	104.5	50%

Total	$3.6		Total	$523.4		Total	$207.9

JMP noted that the pro forma ownership of BFC after giving effect to the merger would be 50% owned by BFC’s shareholders and 50% owned by Woodbridge’s shareholders (other than BFC).

• For the twelve months ended December 31, 2008.

BFC’s financials are based on the “Parent Company Condensed Statements of Financial Condition and Operations,” as set forth in BFC’s Annual Report on Form 10-K for the year ended December 31, 2008. The contribution analysis was based upon the applicable numbers for the twelve months ended December 31, 2008 and assumed that the 12.9 million shares of Woodbridge’s Class A Common Stock not then owned by BFC (and referenced in Woodbridge’s Annual Report on Form 10-K for the year ended December 31, 2008) were converted into 44.8 million shares of BFC’s Class A Common Stock based on the exchange ratio of 3.47:1.00 shares.

Based upon Woodbridge’s Annual Report on Form 10-K for the year ended December 31, 2008, Woodbridge’s total revenue, total assets and shareholders’ equity for 2008 were $25.5 million, $559.3 million and $119.5 million, respectively, and, after netting out the 23.6% interest represented by Woodbridge’s Class A Common Stock owned by BFC (or $6.0 million in revenue, $131.8 million in assets and $28.2 million in shareholders’ equity), the residual Woodbridge contribution was $19.5 million, $427.4 million and $91.4 million, respectively.

The combined Woodbridge and BFC revenue, assets and shareholders’ equity (in dollars and percentages) for the twelve months ended December 31, 2008 were as follows (dollars in millions):

							Shareholders’
	Revenue	% Total		Assets	% Total		Equity	% Total

Woodbridge	$19.5	89%	Woodbridge	$427.4	77%	Woodbridge	$91.4	45%
BFC	2.5	11%	BFC	131.2	23%	BFC	112.9	55%

Total	$22.0		Total	$558.6		Total	$204.2

COMPARABLE PUBLIC COMPANY ANALYSIS

JMP Securities conducted a comparable public company analysis based upon public company peer group trading valuations.

BFC’s Peer Group

BFC’s peer group classification was determined based upon its subsidiaries’ largest exposure by industry, which was comprised of two segments: (i) Southeast regional banks and thrifts, because of BFC’s interest in BankAtlantic Bancorp and its federal savings bank subsidiary, BankAtlantic; and (ii) land developers, because of BFC’s interest in Woodbridge and its Core Communities subsidiary. In the case of both the regional banks and thrifts and the land developers, JMP Securities analyzed the following data points as of June 30, 2009 for each of the peer companies in the data set: the price per share; the fully diluted shares outstanding; the market capitalization; the tangible book value; and the price to tangible book value. The mean and median figures of the price to tangible book value for the data set of (a) the regional banks and thrifts was 0.92x and 1.04x, respectively, and (b) the land developers was 0.90x and 0.44x, respectively. For comparative purposes, in the case of BFC, the following was determined by JMP Securities as of June 30, 2009: the share price was $0.41; the fully diluted shares outstanding were 45.1 million; the market capitalization was $18.5 million; the tangible book value was $104.5 million; and the price to tangible book value was 0.18x.

The foregoing data is set forth below in tabular form (dollars in millions, except share data):

Price/Tangible Book Value Multiple

Land Developers
Avatar Holdings

Brookfield Homes	Mean	0.90x
California Coastal Communities	Median	0.44x
The St. Joe Companies

Banks and Thrifts
Bancorp South
BankAtlantic Bancorp
Colonial BancGroup
First Citizens BancShares

Hancock Holding Company	Mean	0.92x
Seacoast Banking Crop. of Florida	Median	1.04x
South Financial Group
Trustmark Corporation
United Bankshares
United Community Banks
WesBanco

		Fully
	Share Price	Diluted	Market	Tangible	Price /
	6/30/09	Shares(1)	Cap.(1)	Book Value	Tang. B V

BFC Financial Corporation(2)	$0.41	45.1	$18.5	$104.5	0.18x

(1)	Fully diluted shares outstanding is calculated using the Treasury Stock Method and accounts for in-the-money outstanding options and warrants.

(2)	Excludes goodwill associated with consolidation of BFC’s investments in subsidiaries.

Woodbridge’s Peer Group

Woodbridge’s peer group classification was also determined based upon its subsidiaries’ largest exposure by industry, which was also comprised of two segments: (i) timeshare operators, because of Woodbridge’s interest in Bluegreen; and (ii) land developers, because of Woodbridge’s Core Communities subsidiary. In the case of both the timeshare operators and the land developers, JMP Securities analyzed the following data points as of June 30, 2009 for each of the peer companies in the data set: the price per share; the fully diluted shares outstanding; the market capitalization; the tangible book value; and the price to tangible book value. The mean and median figures of the price to tangible book value for the data set of (a) the timeshare operators was 0.23x and 0.23x, respectively, and (b) the land developers was 0.90x and 0.44x, respectively. For comparative purposes, in the case of Woodbridge, the following was determined by JMP Securities as of June 30, 2009: the price per share was $1.10; the fully diluted shares outstanding were 16.9 million; the market capitalization was $18.6 million; the tangible book value was $130.1 million; and the price to tangible book value was 0.14x.

The foregoing data is set forth below in tabular form (dollars in millions, except share data):

Price/Tangible Book Value Multiple

Timeshare Operators

Bluegreen Corporation	Mean	0.23x
Silverleaf Resorts	Median	0.23x

Land Developers
Avatar Holdings

Brookfield Homes	Mean	0.90x
California Coastal Communities	Median	0.44x
The St. Joe Companies

		Fully
	Share Price	Diluted	Market	Tangible	Price /
	6/30/09	Shares(1)	Cap.(1)	Book Value	Tang. B V

Woodbridge Holdings Corporation	$1.10	16.9	$18.6	$130.1	0.14x

(1)	Fully diluted shares outstanding is calculated using the Treasury Stock Method and accounts for in-the-money outstanding options and warrants.

HISTORICAL EXCHANGE RATIO ANALYSIS

JMP Securities also conducted an exchange ratio analysis based on the relative stock price performance of Woodbridge’s and BFC’s respective Class A Common Stock.

JMP Securities analyzed over the July 2008 through June 2009 period the 10, 30, 60, 120, 180 and 240-trading day averages of the closing stock prices of each of Woodbridge’s and BFC’s Class A Common Stock in order to ascertain an implied exchange ratio. This analysis produced the following data, as shown in tabular form:

	Closing Stock Price		Implied
Time Period	Woodbridge	BFC	Exchange Ratio

10-trading day average	$1.15	$0.43	2.70	x
30-trading day average	$1.43	$0.42	3.42	x
60-trading day average	$1.09	$0.37	2.94	x
120-trading day average	$0.88	$0.28	3.18	x
180-trading day average	$0.84	$0.29	2.96	x
240-trading day average	$1.53	$0.36	4.21	x

JMP Securities noted that the exchange ratio with respect to the merger, as contemplated by the merger agreement, is 3.47x.

PREMIUMS PAID ANALYSIS

JMP Securities reviewed and compared the proposed financial terms and premium implied in the merger to corresponding publicly available financial terms and premiums of selected transactions. In selecting these transactions, JMP Securities reviewed selected finance and banking transactions in merger of equals transactions since May 31, 2001 through November 29, 2007 in the range of $15.0 million to $500.0 million of equity value. In its analysis, JMP Securities reviewed the precedent transactions set forth in the chart below:

Announcement	Target	Acquiror

11/29/07	Columbia Financial Corp.	CCFNB Bancorp Inc.
11/09/07	Omega Financial Corp.	FNB Corp.
09/12/07	MidWestOne Financial Group Inc.	ISB Financial Corp.
07/26/07	FNB Corp.	Virginia Financial Group, Inc.
02/27/07	FNB Financial Services Corp.	LSB Bancshares, Inc.
09/21/06	Main Street Trust Inc.	First Busey Corp.
07/01/06	Centrue Financial Corp.	UnionBancorp Inc.
09/06/01	BancFirst Ohio Corp.	UNB Corp.
08/15/01	MCB Financial Corp.	Business Bancorp
06/13/01	Virginia Commonwealth Financial Corp.	Virginia Financial Corp.
05/31/01	First Gaston Bank of North Carolina	Catawba Valley Bancshares

JMP Securities derived from these selected transactions a reference range of premiums paid relative to the trading share prices at six different points in time preceding the announcement of the selected transactions. The premium paid for each of the selected transactions relative to the applicable share prices was determined based on (a) the percentage premium paid based on the closing price on the applicable date and (b) the percentage premium paid based on the average price over the applicable period, in each case for each of the following number of days prior to the announcement of the applicable merger: 1; 7; 30; 60; 90; and 120. The mean and median of the percentage premium paid for each of the applicable points in time follows:

•	based on the closing price on the applicable date, the mean/median at that date was: at 1 day prior (21.2%/18.6%); at 7 days prior (20.2%/19.4%); at 30 days prior (19.8/17.9%); at 60 days prior (19.2%/16.3%); at 90 days prior (26.0%/17.8%); and at 120 days prior (21.6%/22.6%); and

•	based on the average price over the applicable period, the mean/median over the period was: at 1 day (21.2%/18.6%); at 7 days prior (20.5%/19.0%); at 30 days prior (18.5%/16.9%); at 60 days prior (19.0%/17.6%); at 90 days prior (20.1%/17.8%); and at 120 days prior (21.0%/17.0%).

For comparative purposes, JMP Securities determined that the percentage premium paid for the proposed merger between BFC and Woodbridge at each of the same points in time was as follows:

•	based on the closing price on the applicable date, the premium was: at 1 day prior (29.3%); at 7 days prior (23.7%); at 30 days prior (-13.3%) at 60 days prior (137.1%); at 90 days prior (77.8%); and at 120 days prior (122.3%); and

•	based on the average price over the applicable period, the premium was: at 1 day prior (29.3%); at 7 days prior (25.0%); at 30 days prior (-0.8%); at 60 days prior (30.9%); at 90 days prior (54.0%); and at 120 days prior (62.0%).

The foregoing is set forth below in tabular format:

				% Premium Paid to Spot(1)						% Premium Paid to Average(2)
						30	60	90	120			30	60	90	120
				1 Day	7 Day	Day	Day	Day	Day	1 Day	7 Day	Day	Day	Day	Day
Announcement	Target	Acquiror		Prior	Prior	Prior	Prior	Prior	Prior	Prior	Prior	Prior	Prior	Prior	Prior

Select Finance/ Banking MOE(3) Transactions Since 2001

11/29/07	Columbia Financial Corp.	CCFNB Bancorp Inc.

11/09/07	Omega Financial Corp.	FNB Corp.

09/12/07	MidWestOne Financial Group Inc.	ISB Financial Corp.

07/26/07	FNB Corp.	Virginia Financial Group, Inc.

02/27/07	FNB Financial Services Corp.	LSB Bancshares, Inc.

09/21/06	Main Street Trust Inc.	First Busey Corp.	Mean	21.2%	20.2%	19.8%	19.2%	26.0%	21.6%	21.2%	20.5%	18.5%	19.0%	20.1%	21.0%

07/01/06	Centrue Financial Corp.	UnionBancorp Inc.	Median	18.6%	19.4%	17.9%	16.3%	17.8%	22.6%	18.6%	19.0%	16.9%	17.6%	17.8%	17.0%

09/06/01	BancFirst Ohio Corp.	UNB Corp.

08/15/01	MCB Financial Corp.	Business Bancorp

06/13/01	Virginia Commonwealth Financial Corp.	Virginia Financial Corp.

05/31/01	First Gaston Bank of North Carolina	Catawba Valley Bancshares

	Woodbridge Holdings Corporation	BFC Financial Corporation(4)		29.3%	23.7%	(13.3)%	137.1%	77.8%	122.3%	29.3%	25.0%	(0.8)%	30.9%	54.0%	62.0%

(1)	Based on the closing price on the applicable date.

(2)	Based on the average price over the applicable periods.

(3)	Merger of equals transactions.

(4)	Based on 3.47x exchange ratio and Woodbridge’s Class A Common Stock closing price of $1.10 and BFC’s Class A Common Stock closing price of $0.41 (as of 6/30/2009).

No company or transaction utilized in the selected precedent transactions analysis is identical to BFC or the proposed merger. In evaluating the precedent transactions, JMP Securities made judgments and assumptions with regard to industry performance, general business, economic market and financial conditions, and other matters, many of which are beyond the control of BFC, such as the impact of competition on BFC and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of BFC or in the financial markets in general. Mathematical analysis, such as determining the mean or median, or the high or the low, is not in itself a meaningful method of using comparable transaction data.

Miscellaneous

In connection with the review of the merger in its capacity as BFC’s financial advisor, JMP Securities performed a variety of financial and comparative analysis for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, JMP Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. JMP Securities believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, JMP Securities may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be JMP Securities’ view of the actual value of BFC.

In performing its analyses, JMP Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of BFC. Any estimates contained in JMP Securities’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of the analyses of JMP Securities of the fairness from a financial point of view of the exchange ratio to BFC’s shareholders and were conducted in connection with the delivery by JMP Securities of its opinion, dated July 2, 2009, to the board of directors of BFC. JMP Securities’ analyses do not purport to be appraisals or to reflect the prices at which shares of BFC’s Class A Common Stock might actually trade. The exchange ratio in the merger, as set forth in the merger agreement, was determined through arm’s-length negotiations between BFC and Woodbridge and was approved by the board of directors of BFC and by the special committee and board of directors of Woodbridge. JMP Securities did not recommend any specific exchange ratio to BFC or that any exchange ratio constituted the only appropriate exchange ratio to be used in the merger and to be set forth in the merger agreement.

In addition, JMP Securities’ opinion and its presentation to the board of directors of BFC was one of many factors taken into consideration by the board of directors of BFC in deciding to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the board of directors of BFC with respect to the exchange ratio, or of whether the board of directors of BFC would have been willing to agree to a different exchange ratio.

JMP Securities is nationally recognized investment banking and advisory firm. JMP Securities, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, JMP Securities may from time to time trade in the securities of or indebtedness of BFC and Woodbridge for its own account, the accounts of investment funds and other clients under the management of JMP Securities and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities or indebtedness.

BFC paid JMP Securities an engagement fee of $50,000 in connection with JMP Securities’ services as BFC’s financial advisor with respect to BFC’s consideration of a merger with Woodbridge, and an additional fee of $200,000 upon JMP Securities’ delivery of its fairness opinion to BFC’s board of directors. BFC has also agreed to reimburse JMP Securities for its reasonable expenses incurred in performing its services and to indemnify JMP Securities and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling JMP Securities or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of JMP Securities’ engagement and any related transactions.

Opinion of Woodbridge’s Financial Advisor

General

Woodbridge’s special committee retained Ewing to serve as its financial advisor with respect to the merger. Woodbridge’s special committee chose Ewing as its financial advisor based on the special committee’s view of the importance of BankAtlantic Bancorp’s results to the consolidated financial condition of BFC and Ewing’s reputation and expertise in assessing and analyzing financial institutions generally, and thrifts in particular.

On July 2, 2009, Ewing delivered to Woodbridge’s special committee and full board of directors its opinion to the effect that, as of the date thereof and subject to the assumptions, factors and limitations set forth in the opinion and described below, the consideration to be exchanged by BFC in the merger is fair to Woodbridge’s shareholders from a financial point of view.

The full text of Ewing’s opinion, which is attached to this joint proxy statement/prospectus as Annex C, describes, among other things, the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Ewing in rendering its opinion. The opinion was furnished for Woodbridge’s special committee and board of directors in evaluating the advisability of the merger. The opinion does not constitute a recommendation to any shareholder of Woodbridge on whether to approve the merger agreement. The opinion was furnished for the use and benefit of Woodbridge’s special committee and board of directors in connection with its consideration of the merger and, by its terms, is not intended to be used, and may not be used, for any other purpose without the written consent of Ewing, except to the extent required by applicable law. The summary of Ewing’s opinion presented below is qualified in its entirety by reference to the full text of the opinion, which is attached to this joint proxy statement/prospectus as Annex C. Woodbridge’s shareholders are urged to read the opinion carefully and in its entirety.

Ewing has not been requested to, and did not initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger or any alternatives to the merger. Ewing also did not advise Woodbridge’s special committee or board of directors or any other party with respect to alternatives to the merger, nor did Ewing recommend the amount or type of consideration to be paid in the merger to holders of Woodbridge’s Class A Common Stock. Ewing’s opinion is based on financial, economic, market and other conditions as in effect on, and the information made available to Ewing as of, the date of the opinion. Ewing has not undertaken, and is under no obligation, to update, revise or withdraw the opinion, or otherwise comment on or consider events occurring after the date of the opinion unless Woodbridge’s special committee requests Ewing to do so.

Ewing was not requested to opine as to, and did not address, among other things:

•	the underlying business decision of Woodbridge with respect to the merger;

•	the terms of any arrangements, understandings, agreements or documents related to, or the form of any other portion or aspect of, the merger or otherwise, except as expressly addressed in the opinion;

•	the relative merits of the merger as compared to any alternative business strategies that might exist for Woodbridge or any other party or the effect of any other transaction in which Woodbridge, BFC, their respective shareholders, or any other party might engage;

•	the tax or legal consequences of the merger to either Woodbridge, BFC, their respective shareholders, or any other party; or

•	the solvency, creditworthiness or fair value of Woodbridge or BFC under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.

Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Ewing relied, with the consent of Woodbridge’s special committee, on the assessment by that committee, Woodbridge and BFC and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Woodbridge, BFC and the merger.

In connection with its opinion, Ewing made and performed such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Ewing:

•	reviewed the filings of Woodbridge, BFC and BankAtlantic Bancorp with the SEC, including each company’s Annual Reports on Form 10-K for the year ended December 31, 2008 and 2007 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, including, without limitation, the financial statements contained therein;

•	reviewed certain other publicly available financial data for Woodbridge, BFC and BankAtlantic Bancorp and other financial and operating information prepared by the management of Woodbridge, BFC and BankAtlantic Bancorp;

•	reviewed the historical market prices and trading volume for the publicly traded securities of Woodbridge and BFC;

•	reviewed the terms and conditions of the merger agreement; and

•	conducted such other studies, analyses and inquiries as Ewing deemed appropriate.

Summary of Financial Analyses Performed by Ewing

In performing its analysis of the fairness of the proposed exchange ratio and the terms of the merger, Ewing examined the assets and liabilities of Woodbridge and BFC, and analyzed the operations and capital adequacy of BankAtlantic Bancorp and BankAtlantic, the largest investment of BFC. Ewing examined the financial ability of BankAtlantic to continue to satisfy regulatory capital requirements. Ewing’s assumption regarding the performance of BankAtlantic was based on the consensus outlook that the recession would end in mid-2010 with a subsequent slow recovery.

Historically, Woodbridge, through its subsidiaries, Levitt and Sons and Core Communities, engaged in both homebuilding and the development of master-planned communities. Its revenues during 2005 and 2006 were $588 million and $591 million, respectively, and Woodbridge’s success in those years was the result of the convergence of many favorable demographic factors, including:

•	the ready availability of mortgage financing and very low interest rates resulting from the Federal Reserve’s decision to “help” the economy after the collapse of the high-tech stock bubble in 1999-2000;

•	reduced residential loan underwriting standards resulting from the acceptance of securitized and sub-prime securities by the markets and their endorsement by Fannie Mae and Freddie Mac;

•	a strong economy;

•	a favorable stock market;

•	increased personal wealth and liquidity created by the stock market and the liquidity created by the advent of home equity loans; and

•	steadily increasing home prices.

With the collapse of the housing market and the economy, the revenues of Woodbridge dropped precipitously by 25% in 2007 to $442 million and by 90% in 2008 to $42 million. Levitt and Sons filed a voluntary bankruptcy petition in November 2007, and Core Communities’ sales declined significantly.

Ewing’s Overview of Assets and Investments of Woodbridge

The following is a description of the assets and investments of Woodbridge (on a consolidated basis, including the assets of Core) as of March 31, 2009.

List and Percentages of Woodbridge’s Assets
As of March 31, 2009

	Balance Sheet	Percent of
Assets	Asset Values	Woodbridge Assets

Cash & CDs	$127,000,000	24.0%
Real Estate Development Land	242,000,000	46.6%
Shopping Centers & Equipment	107,000,000	20.0%
31% of Bluegreen (9,500,000 Shares)	16,600,000	3.0%
49% of Pizza Fusion	3,300,000	0.6%
Office Depot (1,400,000 Shares)	1,900,000	0.4%
Other Assets	27,000,000	5.4%

TOTAL	$524,500,000	100.0%

As indicated above, the primary assets of Woodbridge consist of land, shopping centers, and equipment which represent 66.6% of the total assets. The land consists primarily of large tracts of developed and undeveloped land located in Hardeeville, South Carolina (Tradition Hilton Head) and in Port St. Lucie, Florida (Tradition, Florida). These large tracts of land and their related debt are held directly or indirectly by Core Communities.

Ewing observed the following attributes of the various Woodbridge assets:

A.) Core Communities

1.) Tradition, Florida (Port St. Lucie, FL)

The following represent salient facts regarding Core’s investment at Tradition, Florida, an 8,200 gross-acre, master-planned community:

•	Tradition DRI

•	The Tradition DRI was commenced in 2002 and comprises 2,904 acres. All of the developed residential land units were sold to national and local homebuilders. Several thousand residential living units have been constructed and sold by the homebuilders, but many unsold houses remain.

•	The infrastructure of the Tradition DRI is financed by community development district bonds.

•	The Landing at Tradition is a completed 359,864 square foot power retail center located on 79 acres in the town center of Tradition, Florida and includes a number of national big box retailers. The retail center is 92% leased. The property is financed by a $58,300,000 loan.

•	The Village Center at Tradition is a Publix-anchored 112,421 rentable square foot shopping center (97% leased) that is part of a 23-acre mixed-use project located in the town center. There is also a completed 28,000 square foot office building on the property. Two separate loans on the property total $13,700,000, which mature in June and July of 2010.

•	Western Grove DRI

•	The Western Grove DRI consists of 1,593 acres with entitlements for 4,062 residential units, 365,904 square feet of retail, 250,906 square feet of office space, an 86-acre city park, and a 20-acre school site. In addition, the undeveloped 640 acres mentioned above in the Tradition DRI has entitlements for 1,784 residential units and was considered in Ewing’s analysis to be a part of the Western Grove DRI property.

•	The infrastructure of the Western Grove DRI is to be financed by community development district bonds. The property has undergone some site improvements, including extensions of electric service and water and sewer mains, the installation of a pumping station and the clearing of some acreage. The Western Grove property is unencumbered, other than obligations for community development district bond debt service in the future.

•	A metro study survey prepared for Woodbridge in April 2009 indicated that, due to the current excess of lot inventories in the immediate market area and the West Palm Beach market, sales absorption within the Western Grove DRI will not commence until 2021.

•	Southern Grove DRI

•	The Southern Grove DRI consists of 2,104 acres with entitlements for 6,919 residential units and 13,164,528 square feet of commercial usage.

•	The infrastructure of the Southern Grove DRI is being financed by community development district bonds.

•	The horizontal infrastructure for a 120-acre bio-tech/research mixed-use commercial park immediately south of Tradition Parkway and west of I-95 has been completed. Torrey Pines Institute for Molecular Studies has purchased a 23-acre site and completed a 100,000 square foot center. Prospective tenants in the park are Oregon Health & Science University Vaccine & Gene Therapy Institute, Mann Research Center and Martin Memorial Health Systems Hospital. Construction is commencing on the Becker Road interchange and on Village Parkway, the primary north-south spine road in the Southern Grove DRI between Tradition Parkway and Becker Road. Financing is provided by the community development district bonds.

•	The Southern Grove DRI is collateral for an $86,700,000 loan maturing in June 2011.

2.) Tradition Hilton Head (Hardeeville, SC)

The following represent salient facts regarding Core’s investment at Tradition, South Carolina, a 5,300-acre, master-planned community:

•	Development and construction activities at Tradition Hilton Head have virtually ceased.

•	There are entitlements for 9,500 residential units and 2,000,000 square feet of potential commercial building. An 18-hole Fazio golf course and practice center is completed and open. The golf course, which was originally intended as a member-only course, is now open to the public in an effort to defray some of the operating and maintenance costs.

•	Financing of the subdivision improvements has been provided in the amount of $27,900,000 due October 2019, and in the amount of $25,000,000 due February 2012.

•	Combined negative cash flow for 2009 is projected to be over $8,200,000, and there appears to be little asset value in Tradition Hilton Head.

3.) Carolina Oak Homes

•	A 150-acre tract in Tradition, South Carolina to be developed into a 504-unit attached town home project.

•	Fourteen model homes have been constructed, of which nine have been sold.

•	Financing has been provided via an $80,000,000 line of credit, which has been frozen at $37,400,000.

•	Development has ceased other than limited marketing by the Tradition Hilton Head sales force to sell model homes and/or the remaining lots.

The aforementioned major projects represent $349 million, or 67%, of Woodbridge’s assets as of March 31, 2009. They serve as collateral for $264 million in loans made to Core Communities, of which approximately $37 million is guaranteed by Woodbridge.

B.) Other Assets of Woodbridge

The other assets of Woodbridge consist of investments in various companies, which as of March 31, 2009 had a total value of $21.8 million, or 4%, of the total assets of Woodbridge. Two of the four assets are shares of publicly traded stocks which were valued at their market value as of March 31, 2009. Woodbridge has determined the value of the other two assets based on methods prescribed by generally accepted accounting principles.

These assets are as follows:

1.) Cypress Creek — Sportsline Office Building

•	This is a 79,000 square foot, three-story, multi-tenant office building located immediately west of the BankAtlantic administrative headquarters on Cypress Creek Road in Ft. Lauderdale.

•	Sportsline.com occupies 41,000 square feet, which encompasses 52%, of the building, and its lease expires during the first quarter of 2010.

•	The administrative headquarters of Pizza Fusion occupies 4,900 square feet of the space.

•	The remaining 33,000 square feet of the building is vacant. Woodbridge is currently in discussions relating to the lease of 21,000 square feet of office space. The building has been financed by an $11,800,000 term loan that matures on April 15, 2015.

2.) Pizza Fusion Stock

•	Pizza Fusion Holdings, Inc. was founded in 2006 and is an operator and franchisor of upscale, organic pizza restaurants. There are 19 Pizza Fusion operations currently open, and Pizza Fusion anticipates opening an additional 17 franchises during 2009. Pizza Fusion projects that it will have 320 franchises open by 2015. However, the current adverse economic and credit environment may create an obstacle to the success of that expansion program.

•	Woodbridge invested $3,000,000 in 2,700,000 shares of Pizza Fusion Series B Convertible Preferred Stock in September of 2008 and, in July 2009, made an additional investment of $600,000 in the Series B Convertible Preferred Stock at a price of $1.15 per share. The additional investment made in July 2009 also entitles Woodbridge to 10-year warrants for 300,000 shares of Series B Convertible Preferred Stock at a price of $1.44 per share. Woodbridge’s investment represents an approximate 45% economic interest in Pizza Fusion.

3.) Bluegreen Corporation Stock

•	Woodbridge owns 9,500,000 shares of the common stock of Bluegreen Corporation, representing 31% of outstanding shares of Bluegreen. Bluegreen’s common stock is listed on the NYSE. Bluegreen is a developer of timeshare resorts nationally, but primarily in Florida, Texas and the southeastern United States.

•	The investment in Bluegreen was valued at $16,500,000 as of March 31, 2009, based on a closing stock price of $1.74 on that date.

•	Due to difficulties in the financial markets (specifically in securitization of time share receivables), Bluegreen’s ability to continue to finance time share receivables has become very difficult. Woodbridge is attempting to assist Bluegreen in developing a financing source for the purchase of its time share receivables.

4.) Office Depot Stock

•	Woodbridge owns 1,435,000 shares of Office Depot’s common stock. Office Depot’s common stock is listed on the NYSE, and the shares owned by Woodbridge represent less than 1% of the outstanding shares of such stock.

•	The investment in Office Depot was valued at $1,880,000 as of March 31, 2009, based on a closing stock price of $1.31 per share on that date.

5.) Cash and Other Assets

•	As of March 31, 2009, Woodbridge held cash and certificates of deposit totaling $127 million.

•	Other assets totaling $27 million consisted of intangible assets and goodwill.

Observations by Ewing Concerning the Operations of Woodbridge

Woodbridge had a loss from operations of $140 million in 2008. Ewing estimated the cash flows of Woodbridge for 2009, 2010, and 2011 based on the existing cash flows of the major properties of Woodbridge and management’s estimates of revenues over the three years. Ewing’s estimates indicate that the cash flows of Woodbridge will total a negative $100 million to $140 million over the three-year period absent resumption of sales by Core. Ewing noted that, because the profitability and asset values of Woodbridge’s real estate assets have been adversely impacted by the deterioration of the real estate market, as reported in Woodbridge’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, there are doubts regarding the ability of Core Communities to continue as a going concern if Woodbridge chooses not to provide Core Communities with the cash needed to meet any of its obligations when and if they arise.

Ewing observed that, unlike the favorable real estate years prior to 2008, the current and future markets for housing, and particularly for second home and retirement housing, are very bleak as evidenced by the 90% reduction in the revenues of Woodbridge in 2008. Ewing noted that the 25% — 40% decline in house prices, the over supply of existing houses, the significant reductions in personal wealth, the recession and the resulting high unemployment, and the sharp decline in the stock markets have had and may continue to have a depressing effect on commercial and residential land development for many years. Ewing also noted that the burden of debt service will create a cash drain on Woodbridge until the markets for new houses and the cash flow of Woodbridge greatly improve.

Ewing’s Overview of Assets and Investments of BFC

Ewing examined the assets and liabilities of BFC, whose major holding (other than its interest in Woodbridge) is its controlling interest in BankAtlantic Bancorp and its wholly owned subsidiary, BankAtlantic. BFC owns 2,389,697 shares of BankAtlantic Bancorp’s Class A Common Stock and all 975,225 shares of BankAtlantic Bancorp’s Class B Common Stock, which collectively gives BFC voting control over, and a 30% economic interest in, BankAtlantic Bancorp. BFC also holds controlling interest in Woodbridge via its ownership of 3,735,392 shares of Woodbridge’s Class A Common Stock and all 243,807 shares of Woodbridge’s Class B Common Stock, which collectively represent a 58.9% voting interest and 23.6% economic interest in Woodbridge. BFC owns a non-controlling interest in Benihana, Inc., which operates Asian-theme restaurants in the United States.

BFC is a unitary savings bank holding company regulated by the Office of Thrift Supervision (OTS). As of March 31, 2009, BFC had consolidated assets of approximately $6.1 billion and its gross equity was approximately $357 million, which includes its non-controlling equity interests of approximately of $253 million for a net equity of $105 million.

A list of BFC’s unconsolidated assets and their balance sheet values as of March 31, 2009 is provided below:

List and Percentages of BFC’s Assets (Unconsolidated)
As of March 31, 2009

	Balance Sheet	Percentage
Assets	Asset Values	BFC Assets

Cash	$7,554,000	6.2%
Investment in BankAtlantic Bancorp	55,854,000	45.5%
Investment in Woodbridge	39,417,000	32.1%
Investment in Benihana	16,458,000	13.4%
Other Assets	3,490,000	2.8%

TOTAL	$122,773,000	100.0%

As indicated above, the primary assets of BFC consist of its investment in BankAtlantic Bancorp and its investment in Woodbridge. These two investments represent 77% of the total assets of BFC.

Additionally, BFC owns 800,000 shares of Benihana’s Series B Convertible Preferred Stock which is convertible into an aggregate of 1,578,943 shares of Benihana’s Common Stock (BNHN). As of January 30, 2009, 5,612,139 shares of Benihana’s Common Stock and 9,684,511 shares of Benihana’s Class A Common Stock (BNHNA) were outstanding. As of June 19, 2009, Benihana’s Common Stock was trading at $6.15 per share, and Benihana’s Class A Common Stock was trading at $5.80 per share. BFC’s investment in Benihana on an as if converted basis represented 13.4% of the total shares outstanding as of March 31, 2009. The average trading volume of Benihana’s Common Stock and Class A Common Stock is 20,000 shares per day and 40,000 shares per day, respectively.

Benihana’s operations were profitable through the fiscal year ended March 31, 2008, but as a result of the recession, Benihana incurred a loss of $642,000 for the ten months ended January 4, 2009. BFC carries its investment in Benihana at $16,458,000 based on its calculation of the present value of the Series B Convertible Preferred Stock.

Observations by Ewing Concerning BFC

•	BFC has no long-term debt at its parent company level.

•	BFC’s revenues consisted primarily of dividends from BankAtlantic Bancorp and Woodbridge, but both companies have discontinued the payment of dividends on their common stock. As a result, revenues have declined from $522,000 in the first quarter of 2008 to $283,000 in the first quarter of 2009. BFC’s future cash flow must come from future dividends from BankAtlantic Bancorp and Woodbridge and/or the sale of assets.

•	BFC lost $10,591,000 in the first quarter of 2009, reflecting its loss of dividend income and its equity interests in write-downs in its consolidated subsidiaries.

•	Woodbridge has net-operating-loss carry forwards totaling approximating $70 million.

Ewing’s Overview of Assets and Investments of BankAtlantic Bancorp and BankAtlantic

Ewing examined the assets and liabilities of BankAtlantic Bancorp and BankAtlantic, whose shares represent BFC’s primary asset (45.5% of BFC’s total assets). BankAtlantic Bancorp is the largest publicly traded banking institution based in Florida with $5.5 billion in assets and approximately $405 million in equity as of March 31, 2009. In performing this review, Ewing relied on publicly available information and documents provided by BankAtlantic’s management. BankAtlantic Bancorp’s Class A Common Stock (BBX) trades on the NYSE and, as of the close of business on July 2, 2009, the shares were traded at $3.84 per share.

The objectives of Ewing’s review were to:

•	review BankAtlantic’s assets and reserves;

•	review the anticipated migration of loan problems and losses to loss reserves; and

•	determine whether BankAtlantic holds capital at “well-capitalized” regulatory levels, and whether such capital ratio levels are expected to continue.

Ewing noted that, in March 2008, BankAtlantic sold $101,500,000 in loans to BankAtlantic Bancorp. These loans have been reduced in number from 64 to 50 loans, and the outstanding balance on these loans as of March 31, 2009 was $76,200,000. Specific impairment reserves for these loans have been established by BankAtlantic Bancorp in the amount of $11,800,000, which represents 15.4% of the loans. The loss provisions for these loans are taken at BankAtlantic Bancorp’s holding company level and not at BankAtlantic.

Ewing’s Observations Concerning BankAtlantic Bancorp and BankAtlantic

•	Ewing analyzed the capital adequacy of BankAtlantic and concluded that BankAtlantic currently has capital which meets “well capitalized” regulatory standards. In addition, BankAtlantic may have access to additional capital to be provided by BankAtlantic Bancorp and BFC. If needed, these two entities could provide $65,000,000 to $90,000,000 to BankAtlantic by selling the $76,200,000 in loans held indirectly by BankAtlantic Bancorp, by selling other assets for approximately $11,000,000 or by utilizing existing cash of approximately $15,000,000. These resources could represent a source of a 15%-20% capital cushion for BankAtlantic.

•	BankAtlantic Bancorp, as a bank holding company, currently has no regulatory capital requirements to meet.

•	At March 31, 2009, BankAtlantic had $352,000,000 in nonperforming loans and $22,000,000 in REO. BankAtlantic had loan loss reserves of $146,600,000 as of March 31, 2009, which represented 3.4% of its gross loans and 40% of its nonperforming assets.

•	BankAtlantic Bancorp has elected not to pay dividends on its trust preferred securities as allowed by the applicable indentures. BankAtlantic ceased paying dividends to BankAtlantic Bancorp in December 2008 and has no plans to resume payment of dividends to BankAtlantic Bancorp.

•	BankAtlantic Bancorp and BankAtlantic are subject to several lawsuits that could have an adverse effect on BankAtlantic Bancorp and BankAtlantic if the plaintiffs prevail.

Ewing’s Analysis of the Exchange Ratio

Ewing observed that exchange ratios in mergers are typically based on current and projected earnings, discounted cash flows, market values of net assets and the terms of merger of comparable transactions. Ewing observed that this merger is being proposed in an economic environment in which real estate values, which greatly affect the market values of both Woodbridge and BFC, are very depressed and volatile and neither company is expected to be profitable in 2009.

Ewing noted that the future profitability of Woodbridge, whose major asset is land (46.6%), is dependent on a substantial recovery of real estate values and that, similarly, the ability of BankAtlantic to return to profitability will depend on a stabilization of the economy and credit markets and a decline in nonperforming assets. Because of the volatility and downward trend of real estate values, it is not feasible, in Ewing’s opinion, to calculate a meaningful exchange ratio based on the market values of the real estate and real estate related assets of the two companies. Similarly, as neither company had operating profits in 2008, nor is either expected to be profitable in 2009, an exchange ratio based on current or projected earnings is also not meaningful as the projected earnings for both companies for 2010 and beyond will depend on the timing of a recovery of the real estate markets.

Book values are often used in valuing banks and other financial institutions. Ewing calculated the book value for Woodbridge and BFC as of March 31, 2009 and confirmed the exchange ratio based on the book value of the two companies of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock (other than shares owned by BFC). Ewing observed that the book values of the two companies provided the best method for determining the exchange ratio for the proposed merger.

Woodbridge and BFC both have public markets for the shares of their Class A Common Stock, as each trades on the Pink Sheets. The average trading volume of Woodbridge’s Class A Common Stock and BFC’s Class A Common Stock is 6,000 shares per day and 2,000 shares per day, respectively. While the market values of thinly traded stocks do not always reflect the fair market value of a company’s shares, they reflect, over time, the major trends in values created either by economic conditions and/or the operations of the companies.

Ewing observed that the average price of Woodbridge’s Class A Common Stock and BFC’s Class A Common Stock during June 2009 was $1.32 and $0.41, respectively, reflecting a ratio of 3.22. Ewing noted

that this ratio supports the exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock (other than shares owned by BFC) which was based on the book values of the companies.

The market capitalization of Woodbridge’s Class A Common Stock as of March 31, 2009 was $23,660,000 ($1.40 per share x 16,900,332 shares), and the market capitalization of BFC’s Class A Common Stock as of June 17, 2009 was $18,052,000 ($0.40 per share x 45,129,493 shares).

Accounting for the Merger

Ewing observed that FAS-160 addresses a change in ownership interest by controlling corporations, which applies to this proposed transaction and it simplifies the accounting for the transaction. The effect of the merger on BFC’s balance sheet is to transfer the book value of Woodbridge as of the effective date of the merger from “non-controlling interest” to BFC’s shareholders’ equity account.

Approximately 90,000,000 shares of BFC’s common stock will be outstanding after consummation of the merger with a pro forma book value of approximately $2.30 per share. Woodbridge’s shareholders (other than BFC) are expected to hold an approximately 50% equity ownership interest in BFC following the merger. As the outstanding options of both companies are substantially “out of the money,’ no consideration has been given to them in these calculations.

Ewing’s Views of the Projected Advantages of the Merger to Woodbridge

Ewing observed that the advantages of the proposed merger to Woodbridge and its shareholders are as follows.

•	That, as a result of the merger, Woodbridge’s shareholders would be exchanging their ownership interest in Woodbridge’s various assets for an ownership interest in BFC’s various assets, which (other than its investment in Woodbridge) consist primarily of its investments in BankAtlantic Bancorp and Benihana. The resulting diversification of Woodbridge’s interests would appear to be consistent with Woodbridge’s board’s stated objective of diversification.

•	The economic recovery of the land development assets of Core is likely to take longer than the recovery of BankAtlantic. If so, the merger will better position Woodbridge’s shareholders to benefit earlier and from more diversified revenue producing sources when an improving economy occurs.

•	The two companies are under common control and many staff functions have already been combined. There should be nominal operating savings created by the merger in the form of reduced accounting, legal and SEC fees.

•	The resulting larger number of shares and shareholders may improve the marketability of BFC’s Class A Common Stock.

Miscellaneous

The preparation of a fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstance. In arriving at its opinion, Ewing did not attribute any particular weight to any one factor but rather made judgments as to the relative significance of each. Ewing believes that its opinion must be considered as a whole and that not doing so could create a misleading view of the process underlying its opinion.

In arriving at its opinion, Ewing assumed and relied upon the accuracy and completeness of the financial and other information provided to it by the companies, and Ewing did not perform any independent verification of such information. Ewing relied upon the assurances of the management of the companies that they are not aware of any circumstances that would make such information inaccurate or misleading. Ewing did not conduct a physical inspection of the properties and facilities of Woodbridge. Ewing’s opinion, necessarily, is based upon the economic conditions as they existed as of the date of the opinion.

In the ordinary course of business and in compliance with applicable laws, certain of Ewing’s affiliates, as well as investment funds in which Ewing or its affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Woodbridge, BFC, any other party that may be involved in the merger and their respective affiliates.

Woodbridge paid Ewing a fee in the aggregate amount of $150,000 for Ewing’s services as financial advisor to Woodbridge’s special committee with respect to the merger and the delivery of its fairness opinion to Woodbridge’s special committee and board of directors. Woodbridge has also agreed to reimburse Ewing for certain of its reasonable out-of-pocket expenses incurred from time to time in connection with its services as Woodbridge’s financial advisor with respect to the merger and to indemnify Ewing and its affiliates for certain liabilities that may arise in connection with Ewing’s engagement. Ewing may in the future provide investment banking and other financial services to Woodbridge for which they will receive compensation.

Operations of Woodbridge and BFC Prior to and After the Effective Time of the Merger

Both Woodbridge and BFC expect to, and have agreed in the merger agreement to, conduct their respective businesses prior to the effective time of the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans. With respect to Woodbridge, this may include, among other things, the continued pursuit of investments and acquisitions within or outside of the real estate industry and providing support to its existing investments, including additional investments in affiliates such as Bluegreen, among others. Further, BFC expects to continue providing support for its controlled subsidiaries with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its controlled subsidiaries such as BankAtlantic Bancorp.

In addition, BFC expects that both it and Woodbridge (as a wholly owned subsidiary of BFC) will continue to conduct their respective businesses following the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans as described above. BFC intends to continue to allocate resources within the consolidated group among BFC’s investments and subsidiaries in a manner which its board of directors believes to be beneficial to BFC’s shareholders. This may include making additional investments in BankAtlantic Bancorp and Bluegreen.

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors of BFC to vote in favor of the merger and the related transactions and the recommendation of the board of directors of Woodbridge to vote in favor of the merger agreement, shareholders should be aware that certain directors and executive officers of each of BFC and Woodbridge may have interests in the merger that are different from, or are in addition to, the interests of BFC’s and Woodbridge’s respective shareholders, generally. The boards of directors of each of BFC and Woodbridge and the Woodbridge special committee were aware of these interests during their deliberations on the merits of the merger agreement and the transactions contemplated thereby and in determining to make their recommendations.

Interests of Alan B. Levan, John E. Abdo and their Affiliates

Alan B. Levan, the Chairman, Chief Executive Officer and President of BFC, Chairman and Chief Executive Officer of Woodbridge and BankAtlantic Bancorp and Chairman of Bluegreen, John E. Abdo, the Vice Chairman of each of BFC, Woodbridge, BankAtlantic Bancorp and Bluegreen, and their respective affiliates collectively beneficially own approximately 27.7% of the outstanding shares of BFC’s Class A Common Stock and approximately 87.4% of the outstanding shares of BFC’s Class B Common Stock (in each case, including shares which may be acquired by them pursuant to the exercise of stock options), representing approximately 74.2% of the general voting power and approximately 37.4% of the total common equity of BFC.

After completion of the merger, Alan B. Levan and John E. Abdo, together with their affiliates, are expected to beneficially own approximately 12.9% of the outstanding shares of BFC’s Class A Common Stock and approximately 87.4% of the outstanding shares of BFC’s Class B Common Stock (in each case, including shares which may be acquired by them pursuant to the exercise of stock options), which would represent in the aggregate approximately 71.0% of the general voting power and 19.0% of the total common equity of BFC.

Alan B. Levan is also the father of Jarett S. Levan, who, as described below, is anticipated to be appointed to BFC’s board of directors in connection with the merger.

Appointments to BFC’s Board of Directors and Management Team

As described in further detail below in “Board of Directors and Executive Officers of BFC Following the Merger,” in connection with the merger, BFC has agreed to cause Messrs. James Blosser, Darwin Dornbush, S. Lawrence Kahn, III, Alan J. Levy, Joel Levy, William Nicholson and William Scherer, all of whom are members of the board of directors of Woodbridge, as well as Seth Wise, the President of Woodbridge, and Jarett S. Levan, the son of Alan B. Levan and the President of BankAtlantic Bancorp and Chief Executive Officer and President of BankAtlantic, to be appointed to BFC’s board of directors to serve for a term expiring at BFC’s 2010 annual meeting of shareholders. It is also anticipated that Mr. Wise will be appointed Executive Vice President of BFC following the merger.

Indemnification and Insurance Provisions in the Merger Agreement

The merger agreement provides that the Surviving Company will indemnify, defend and hold harmless each present and former director and officer of Woodbridge for each such director’s and officer’s liabilities with respect to acts or omissions occurring prior to the effective time of the merger, to the same extent as provided for under the FBCA and in Woodbridge’s Articles of Incorporation or By-laws.

The merger agreement also provides that for six years after the effective time of the merger, the Surviving Company will maintain or cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Woodbridge or a substitute policy of at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Woodbridge policy, in each case, with respect to claims arising from facts or events which occurred before the effective time of the merger. Alternatively, the Surviving Company may obtain single limit tail directors’ and officers’ liability insurance coverage providing at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Woodbridge policy for such six-year period with respect to claims arising from facts or events which occurred before the effective time of the merger.

Articles of Incorporation and By-laws of BFC Following the Merger

In connection with the merger, BFC’s Articles of Incorporation will be amended to increase the authorized number of shares of BFC’s Class A Common Stock from 100,000,000 to 150,000,000 and BFC’s By-laws will be amended to increase the maximum number of members of the board of directors of BFC from 12 to 15. BFC’s By-laws will also be amended to provide that each director elected or appointed to BFC’s board of directors on or after the date of the amendment will serve for a term expiring at BFC’s next annual meeting of shareholders. As a result of this amendment (and subject to any future amendments), following BFC’s 2012 annual meeting of shareholders, BFC’s board of directors will no longer be divided into multiple classes serving staggered terms. Shareholder approval of the amendments to BFC’s By-laws is not required. The Articles of Amendment to BFC’s Articles of Incorporation and the Amended and Restated By-laws of BFC to be adopted in connection with the merger are as set forth on Annexes D and E hereto, respectively, and you are urged to read them carefully.

Board of Directors and Executive Officers of BFC Following the Merger

Currently, there are five persons serving on the board of directors of BFC, each of whom will continue to serve as directors of BFC following the merger. A summary of the background and experience of each of these individuals is set forth under “Information About BFC — Management — Board of Directors” beginning on page   . Additionally, in connection with the merger, BFC has agreed to cause each of Messrs. James

Blosser, Darwin Dornbush, S. Lawrence Kahn, III, Alan J. Levy, Joel Levy, William Nicholson and William Scherer, the seven current directors of Woodbridge who are not also directors of BFC, as well as Seth M. Wise, the President of Woodbridge, and Jarett S. Levan, the President of BankAtlantic Bancorp and Chief Executive Officer and President of BankAtlantic, to be appointed to the board of directors of BFC to serve for a term expiring at BFC’s 2010 annual meeting of shareholders.

Upon the completion of the merger, the executive officers of BFC in office immediately prior to the effective time of the merger will be the executive officers of BFC. In addition, it is anticipated that Mr. Wise will be appointed Executive Vice President of BFC following the merger.

A summary of the background and experience of each of the seven current Woodbridge directors to be appointed to the board of directors of BFC in connection with the merger is set forth under “Information About Woodbridge — Management — Board of Directors” beginning on page   . A summary of the background and experience of Mr. Wise is set forth under “Information About Woodbridge — Management — Executive Officers” beginning on page   . A summary of the background and experience of Mr. Jarett S. Levan is set forth under “Information About BFC — Management — Board of Directors” beginning on page   .

Ownership of BFC Following the Merger

Based on the number of outstanding shares of Woodbridge’s Class A Common Stock (other than shares owned by BFC) and BFC’s Class A Common Stock, and assuming no holders of Woodbridge’s Class A Common Stock choose to exercise and perfect their appraisal rights, immediately following the merger, Woodbridge’s shareholders (other than BFC) will own approximately 54% and BFC’s shareholders will own approximately 46% of the then-outstanding shares of BFC’s Class A Common Stock, and each of Woodbridge’s shareholders (other than BFC) and BFC’s shareholders will own approximately 50% of BFC’s total common equity. Immediately following the merger, shares of BFC’s Class A Common Stock and Class B Common Stock will represent in the aggregate 22% and 78%, respectively, of the general voting power of BFC and approximately 92% and 8%, respectively, of the total outstanding common equity of BFC.

Termination of Woodbridge’s Shareholder Rights Plan

Woodbridge currently has in place a shareholder rights plan which was adopted in an effort to preserve Woodbridge’s ability to utilize its net operating loss carryforwards to offset future taxable income. The shareholder rights plan was designed to prevent Woodbridge from experiencing an “ownership change” for purposes of Section 382 of the Code by causing substantial dilution to any person or group that acquires 5% or more of the outstanding shares of Woodbridge’s Class A Common Stock without the approval of Woodbridge’s board of directors. In connection with the merger, Woodbridge’s board of directors has agreed to exempt the merger from the operation of the shareholder rights plan and committed to exercise its right to terminate the shareholder rights plan at the effective time of the merger.

Trading of BFC’s Class A Common Stock

BFC’s Class A Common Stock is currently listed for trading, and it is anticipated that the shares of BFC’s Class A Common Stock to be issued in the merger will be listed for trading, on the Pink Sheets under the symbol “BFCF.PK.”

Deregistration of Woodbridge’s Class A Common Stock

If the merger is consummated, all of the shares of Woodbridge Class A Common Stock and Class B Common Stock will be canceled, and Woodbridge’s Class A Common Stock will no longer be listed for trading on the Pink Sheets and will be deregistered under the Exchange Act.

Appraisal Rights

Holders of Woodbridge’s Class A Common Stock who do not vote to approve the merger agreement and who properly assert and exercise appraisal rights with respect to their shares will be entitled to appraisal rights in connection with the merger under the FBCA. Under the FBCA, BFC’s shareholders will not be entitled to appraisal rights in connection with the merger.

Each holder of Woodbridge’s Class A Common Stock who complies with the procedures set forth in Sections 607.1301 to 607.1333 of the FBCA relating to appraisal rights is entitled to receive in cash the fair value of his, her or its shares of Woodbridge’s Class A Common Stock. A holder of Woodbridge’s Class A Common Stock must strictly comply with the procedures set forth in such sections. Failure to follow these procedures will result in a termination or waiver of a shareholder’s appraisal rights.

To assert appraisal rights, a holder of Woodbridge’s Class A Common Stock must not vote in favor of the approval of the merger agreement and must provide written notice to Woodbridge before the vote is taken at the Woodbridge annual meeting indicating that such shareholder intends to demand payment if the merger is effectuated. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to Woodbridge Holdings Corporation, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, Attention: Secretary. All such notices must be signed in the same manner as the shares are registered on the books of Woodbridge. If a holder of Woodbridge’s Class A Common Stock has not provided written notice of his, her or its intent to demand payment before the vote is taken at the Woodbridge annual meeting, the shareholder will be deemed to have waived his, her or its appraisal rights.

Within ten days after the date the merger becomes effective, the Surviving Company will provide each former holder of Woodbridge’s Class A Common Stock who has properly provided a notice of intent to demand payment of fair value a written appraisal notice and form, which will indicate the Surviving Company’s estimate of the per share fair value of Woodbridge’s Class A Common Stock, as well as a copy of Woodbridge’s financial statements and a copy of Sections 607.1301 to 607.1333 of the FBCA.

A holder of Woodbridge’s Class A Common Stock asserting appraisal rights must execute and return the form to the Surviving Company and deposit the holder’s certificates in accordance with the terms of the notice before the date specified in the appraisal notice, which will not be fewer than 40 or more than 60 days after the date on which the appraisal notice and form were sent to the holder. A holder of Woodbridge’s Class A Common Stock who deposits shares in accordance with the assertion of appraisal rights has no further rights as a shareholder of Woodbridge, but only has the right to receive “fair value” for the shares in accordance with the appraisal procedures, unless the appraisal demand is withdrawn. The fair value of the shares of Woodbridge’s Class A Common Stock held by a shareholder exercising appraisal rights means the value of such shares determined immediately preceding the consummation of the merger excluding any appreciation or depreciation in anticipation of the merger and could be more than, less than or equal to the value of the shares of BFC’s Class A Common Stock that the shareholder would otherwise have received in connection with the merger.

A holder of Woodbridge’s Class A Common Stock who does not execute and return the form and deposit his, her or its certificates by the date set forth in the appraisal notice will no longer be entitled to appraisal rights, will be bound by the terms of the merger agreement and, pursuant to the merger agreement, will be entitled to receive 3.47 shares of BFC’s Class A Common Stock in exchange for each share of Woodbridge’s Class A Common Stock owned by such holder. A holder of Woodbridge’s Class A Common Stock who complies with the requirements and wishes to withdraw from the appraisal process may do so by notifying the Surviving Company in writing before the date set forth in the appraisal notice as the due date to execute and return the form. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without the Surviving Company’s written consent.

A holder of Woodbridge’s Class A Common Stock must assert appraisal rights with respect to all of the shares registered in his, her or its name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify the Surviving Company in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to the Surviving Company the record shareholder’s written consent to the assertion of such appraisal rights before the date specified in the appraisal notice and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

If a holder of Woodbridge’s Class A Common Stock timely accepts the Surviving Company’s offer to pay the fair value of the shares of Woodbridge’s Class A Common Stock as set forth in the appraisal notice, payment will be made within 90 days after the Surviving Company receives the form from the holder. A holder of Woodbridge’s Class A Common Stock who is dissatisfied with the offer must include in his, her or its returned form a demand for payment of that holder’s estimate of the fair value of the shares plus interest, otherwise the holder will be entitled to payment of only the amount offered. Interest shall accrue from the effective date of the merger until the date of payment at the interest rate on judgments in Florida on the effective date of the merger, as determined by the court. Once the Surviving Company has made payment of an agreed upon value to a holder of Woodbridge’s Class A Common Stock, such holder will cease to have any interest in his, her or its shares.

If the Surviving Company and a holder of Woodbridge’s Class A Common Stock who has exercised appraisal rights are unable to agree on the fair value of the shares of Woodbridge’s Class A Common Stock owned by such holder, the Surviving Company would be required to file an appraisal action within 60 days after receiving the payment demand in a court of competent jurisdiction in Broward County, Florida, requesting that the fair value of the shares of Woodbridge’s Class A Common Stock be determined. If the Surviving Company fails to file such proceeding within the 60-day period, any shareholder who has exercised appraisal rights may do so in the name of Woodbridge. All such shareholders, other than shareholders who have agreed upon a value with the Surviving Company, are deemed to be parties to the proceeding. In such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The Surviving Company shall pay each shareholder that is a party to such proceeding the amount found to be due within ten days after final determination of the proceeding. Upon payment of such judgment, all such shareholders will cease to have any interest with respect to their shares of Woodbridge’s Class A Common Stock.

The court in an appraisal proceeding will determine the cost and expense of such proceeding, and such costs and expenses will be assessed against the Surviving Company. However, all or any part of such costs and expenses may be apportioned and assessed against all or some of the shareholders that are parties to the proceeding in such amount as the court deems equitable if the court determines that such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court may also assess the fees and expenses of counsel and experts for the respective parties in the amounts the court finds equitable against the Surviving Company if the court finds that the Surviving Company did not substantially comply with the requirements applicable to it under Sections 607.1320 and 607.1322 of the FBCA, or, against any party which the court finds acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. In the event the Surviving Company fails to make any required payments, the shareholders to which such payments are due may sue directly for the amount owed and, to the extent successful, will be entitled to recover all costs and expenses of the suit, including attorney’s fees.

The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the FBCA and is qualified in its entirety by reference to the full text of Sections 607.1301 to 607.1333 of the FBCA, which is attached to this joint proxy statement/prospectus as Annex F. The foregoing discussion does not constitute any legal or other advice nor does it constitute a recommendation that holders of Woodbridge’s Class A Common Stock exercise or waive their appraisal rights.

Material U.S. Federal Income Tax Consequences of the Merger

General

The following summary discusses the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Woodbridge’s Class A Common Stock. This discussion is based upon the Code, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of this discussion. This discussion assumes that holders of Woodbridge’s Class A Common Stock hold their shares of Woodbridge’s Class A Common Stock, and will hold their shares of BFC’s Class A Common Stock, as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder of Woodbridge’s Class A Common Stock in light of his, her or its personal investment circumstances or to holders of Woodbridge’s Class A Common Stock subject to special treatment under the U.S. federal income tax laws such as:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currency;

•	banks or trusts;

•	persons that hold shares of Woodbridge’s Class A Common Stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	investors in pass-through entities;

•	holders who acquired their shares of Woodbridge’s Class A Common Stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

•	holders of options or restricted shares granted under any Woodbridge benefit plan.

Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

You should consult your own tax advisor regarding the specific tax consequences to you of the merger, including the applicability and effect of federal, state, local and foreign income and other tax laws, in light of your particular circumstances.

For purposes of this discussion, you are a “U.S. Holder” if you beneficially own shares of Woodbridge’s Class A Common Stock and you are:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

Neither BFC nor Woodbridge has requested a ruling from the United States Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences of the merger and, as a result, there can be no assurance that the IRS will not disagree with any of the conclusions described below. Stearns Weaver will issue an opinion to BFC and Woodbridge as of the date on which the merger is consummated to the effect that the merger will qualify as a tax-free “reorganization” under Section 368(a) of the Code and that BFC and Woodbridge will each be a party to that “reorganization” under Section 368(b) of the Code. This opinion will be given in reliance on customary representations of BFC and Woodbridge and customary assumptions as to certain factual matters and will not bind the courts or the IRS, nor will it preclude the IRS from adopting a position contrary to those expressed in the opinion.

Holders of Woodbridge’s Class A Common Stock who Receive Shares of BFC’s Class A Common Stock in the Merger

Exchange of Woodbridge’s Class A Common Stock for BFC’s Class A Common Stock.  U.S. Holders who receive shares of BFC’s Class A Common Stock in exchange for shares of Woodbridge’s Class A Common Stock will not recognize gain or loss in the merger. Such U.S. Holder’s aggregate tax basis in the shares of BFC’s Class A Common Stock received in connection with the merger will be equal to the aggregate tax basis of the shares of Woodbridge’s Class A Common Stock surrendered, and his, her or its holding period in shares of BFC’s Class A Common Stock will include his, her or its holding period in the shares of Woodbridge’s Class A Common Stock surrendered.

Information Reporting and Backup Withholding.  A U.S. Holder may be subject to information reporting with respect to the cash received in lieu of a fractional share of BFC’s Class A Common Stock. A U.S. Holder may also be subject to backup withholding unless (i) such holder is an exempt holder (such as a corporation or a tax-exempt organization), (ii) such holder furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form or (iii) such holder is otherwise exempt from backup withholding. A U.S. Holder may credit any amount withheld under the backup withholding rules against his, her or its U.S. federal income tax liability and may seek a refund of any excess amount withheld under the backup withholding rules by filing the appropriate form with the IRS.

Miscellaneous.  Under Treasury regulation Section 1.368-3T, if a U.S. Holder owned immediately before the merger either (i) five percent or more, by vote or value, of the publicly traded stock of Woodbridge or (ii) securities of Woodbridge with a tax basis of $1.0 million or more, such U.S. Holder will be required to file a statement with his, her or its U.S. federal income tax return for the year of the consummation of the merger. That statement must set forth such U.S. Holder’s tax basis in, and the fair market value of, the shares of Woodbridge’s Class A Common Stock that he, she or it surrendered pursuant to the merger, the date of the merger, and the name and employer identification number of BFC and Woodbridge, and the U.S. Holder will be required to retain permanent records of these facts.

Treatment of the Companies

No gain or loss will be recognized by BFC or Woodbridge as a result of the merger.

Cash Received by Shareholders who Exercise Appraisal Rights

An eligible holder of Woodbridge’s Class A Common Stock that asserts and exercises his, her or its appraisal rights should generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the tax basis of such holder’s shares of Woodbridge’s Class A Common Stock. Such gain or loss will be a long-term capital gain or loss if the holder’s holding period is more than one year from the date that the holder asserts and exercises his, her or its appraisal rights. In addition, a portion of any proceeds received following the effective time of the merger may be characterized as interest, taxable as ordinary income, thus reducing the amount of such capital gain or increasing the amount of such capital loss (as the case may be). Holders of Woodbridge’s Class A Common Stock are encouraged to consult their tax advisors as to the tax consequences of asserting and exercising appraisal rights.

Anticipated Accounting Treatment

The merger will be accounted for as an equity transaction by BFC for financial reporting and accounting purposes under U.S. generally accepted accounting principles. The results of operations of Woodbridge will continue to be included in the consolidated financial statements of BFC.

Regulatory Matters

BFC must comply with applicable federal and state securities laws in connection with the issuance of shares of its Class A Common Stock in connection with the merger and the filing of this joint proxy statement/prospectus with the SEC.

Resale of BFC’s Class A Common Stock

The shares of BFC’s Class A Common Stock to be received by holders of Woodbridge’s Class A Common Stock in connection with the merger will be registered under the Securities Act and, except as described in this section, may be freely traded without restriction. BFC’s registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, does not cover the resale of shares of BFC’s Class A Common Stock to be received in connection with the merger by persons who are deemed to be affiliates of Woodbridge or BFC. The shares of BFC’s Class A Common Stock to be issued in the merger and received by persons who are deemed to be affiliates of Woodbridge or BFC may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who are deemed to be affiliates of Woodbridge or BFC include individuals or entities that control, are controlled by, or are under common control with Woodbridge or BFC and may include officers, directors and principal shareholders of Woodbridge or BFC.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary may not contain all the information about the merger agreement that is important to you and is qualified in its entirety by reference to the merger agreement. You are encouraged to carefully read the merger agreement in its entirety.

Form of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Florida law, at the effective time of the merger, Woodbridge will be merged with and into Merger Sub, a wholly owned subsidiary of BFC. As a result of the merger, the separate corporate existence of Woodbridge will cease, and Merger Sub will survive and continue as a direct, wholly owned subsidiary of BFC.

Effective Time of the Merger

The consummation of the merger will occur as promptly as practicable after the satisfaction or waiver of the conditions to consummation of the merger set forth in the merger agreement. The merger will become effective as of 5:00 p.m., Eastern Time, on the date on which the merger is consummated.

Consideration to be Received Pursuant to the Merger

Upon consummation of the merger, each holder of Woodbridge’s Class A Common Stock (other than BFC and holders who exercise and perfect their appraisal rights) will be entitled to receive 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock that such holder owns. BFC will not issue fractional shares of its Class A Common Stock in the merger, but instead, the aggregate number of shares of BFC’s Class A Common Stock to which holders of Woodbridge’s Class A Common Stock will be entitled to receive will be rounded up to the next largest whole number.

Treatment of Woodbridge Restricted Stock Awards and Stock Options

Upon consummation of the merger, Woodbridge’s Amended and Restated 2003 Stock Incentive Plan will be assumed by BFC and all outstanding restricted stock awards issued thereunder will be converted into restricted stock awards of shares of BFC’s Class A Common Stock on the same terms and conditions and with the same restrictions, but with appropriate adjustments made to the number of shares subject to such restricted stock awards based on the exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock.

All options to purchase shares of Woodbridge’s Class A Common Stock outstanding at the effective time of the merger will be canceled in connection with the merger, and the holders thereof will not receive any consideration as a result of such cancellation. In agreeing to this treatment of Woodbridge’s options, Woodbridge’s special committee and board of directors considered the fact that, as of the date of the merger agreement, all such options were, and, for the foreseeable future, all such options are expected to be, “out-of-the-money” with exercise prices greatly exceeding the current market price of Woodbridge’s Class A Common Stock.

Procedures for Exchange of Certificates

The merger agreement contemplates that, as promptly as practicable following the effective time of the merger, but in no event later than three business days after the effective time of the merger, the exchange agent for the merger will mail to each record holder of Woodbridge’s Class A Common Stock immediately prior to the effective time of the merger (other than BFC and holders of Woodbridge’s Class A Common Stock who have exercised and perfected their appraisal rights) a letter of transmittal and instructions for surrendering and exchanging the record holder’s certificates representing shares of Woodbridge’s Class A Common Stock. The merger agreement provides that, upon surrender of such stock certificates for exchange to the exchange agent, together with a duly signed letter of transmittal and such other customary documents as may be required, the holder of the Woodbridge Class A Common Stock certificates will be entitled to receive, and the exchange agent will deliver to such holder, (i) certificates representing the number of whole shares of BFC’s Class A Common Stock to which such holder is entitled and (ii) any dividends or other distributions declared or paid on shares of BFC’s Class A Common Stock after the effective time of the merger.

After the effective time of the merger, all holders of certificates representing shares of Woodbridge’s Class A Common Stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as shareholders of Woodbridge, and until such certificates are surrendered, each such certificate will evidence only the right to receive the merger consideration and any dividends or other distributions declared or paid on shares of BFC’s Class A Common Stock after the effective time of the merger. In addition, no transfer of Woodbridge’s Class A Common Stock after the effective time of the merger will be registered on the stock transfer books of Woodbridge.

If any certificate representing shares of Woodbridge’s Class A Common Stock has been lost, stolen or destroyed, as a condition to the delivery of the merger consideration in exchange therefor, the owner of such certificate must deliver an affidavit claiming that such certificate has been lost, stolen or destroyed and, if requested by BFC, post a bond in such amount as BFC may reasonably direct as indemnity against any claim that may be made with respect to that certificate.

Certificates representing shares of Woodbridge’s Class A Common Stock should not be surrendered for exchange before the effective time of the merger and should be sent only pursuant to instructions mailed to holders of such certificates by the exchange agent, which the merger agreement provides will be mailed to such holders as promptly as practicable following the effective time of the merger, but in no event later than three business days after the effective time of the merger. In all cases, the certificates representing shares of BFC’s Class A Common Stock and dividends or other distributions declared or paid on shares of BFC’s Class A Common Stock after the effective time of the merger will be delivered only in accordance with the procedures set forth in the letter of transmittal and exchange instructions provided by the exchange agent.

The merger agreement contemplates that the exchange agent will deliver to BFC any certificates representing shares of BFC’s Class A Common Stock and any funds which have not been disbursed to holders of certificates representing shares of Woodbridge’s Class A Common Stock as of nine months after the effective time of the merger. Any holders of certificates representing shares of Woodbridge’s Class A Common Stock who have not surrendered such certificates in compliance with the above-described procedures may thereafter look only to BFC for certificates representing shares of BFC’s Class A Common Stock and any dividends or distributions with respect to such shares. If any certificate representing shares of Woodbridge’s Class A Common Stock are not surrendered prior to the date that is seven years after the effective time of the merger (or immediately prior to such earlier date on which any merger consideration would otherwise escheat to, or become the property of, any governmental entity), any certificates representing shares of BFC’s Class A Common Stock and dividends or distributions with respect thereto that the holder of the certificate representing shares of Woodbridge’s Class A Common Stock would otherwise have been entitled to receive will, to the extent permitted by applicable law, become the property of BFC, free and clear of all claims or interest.

Conditions to Consummation of the Merger

Each of BFC and Woodbridge is required to consummate the merger only if specific conditions are satisfied or waived, including the following:

•	the approval of the merger and the related transactions and the merger agreement, respectively, by BFC’s and Woodbridge’s shareholders;

•	the absence of any legal restraints or prohibitions preventing the completion of the merger or litigation or other proceeding seeking to enjoin or prohibit the merger;

•	the declaration by the SEC that the registration statement of which this joint proxy statement/prospectus is a part is effective and the absence of any stop order or proceeding, initiated or threatened in writing by the SEC, suspending or threatening to suspend such effectiveness;

•	the receipt of all consents, approvals, assignments and authorizations reasonably necessary to consummate the merger and continue in full force and effect certain material contracts to which Woodbridge is a party; and

•	the receipt by BFC and Woodbridge from Stearns Weaver of an opinion, dated as of the date on which the merger is consummated, stating that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of BFC to consummate the merger is subject to the satisfaction or waiver at or prior to the closing of the merger of the following additional conditions:

•	the representations and warranties of Woodbridge contained in the merger agreement being true and correct, subject to certain materiality qualifications;

•	the performance in all material respects by Woodbridge of all obligations required to be performed by it under the merger agreement;

•	the delivery by Woodbridge to BFC of a certificate, dated as of the date on which the merger is consummated and signed by the president and chief financial officer of Woodbridge, certifying the satisfaction of each of the two foregoing conditions;

•	the fairness opinion of JMP Securities, BFC’s financial advisor, not being withdrawn, revoked or materially modified;

•	holders of not more than 10% of the outstanding shares of Woodbridge’s Class A Common Stock duly and validly exercising, or remaining entitled to exercise, their appraisal rights in accordance with the FBCA; and

•	Woodbridge not having recorded, or determining that it is reasonably likely to record, other-than-temporary impairment charges in an aggregate amount greater than $15 million.

The obligations of Woodbridge to consummate the merger are subject to the satisfaction or waiver at or prior to the closing of the merger of the following additional conditions:

•	the representations and warranties of BFC contained in the merger agreement being true and correct, subject to certain materiality qualifications;

•	the performance in all material respects by BFC of all obligations required to be performed by it under the merger agreement;

•	the delivery by BFC to Woodbridge of a certificate, dated as of the date on which the merger is consummated and signed by the chief executive officer and chief financial officer of BFC, certifying the satisfaction of each of the two foregoing conditions;

•	the fairness opinion of Ewing, Woodbridge’s financial advisor, not being withdrawn, revoked or materially modified; and

•	BFC not having recorded, or determining that it is reasonably likely to record, other-than-temporary impairment charges in an aggregate amount greater than $15 million (except for other-than-temporary impairment charges relating to an asset owned by Woodbridge or any of Woodbridge’s subsidiaries or relating to BFC’s investment in Woodbridge).

Representations and Warranties

The merger agreement contains customary representations and warranties of each of BFC and Woodbridge, including representations and warranties relating to, among other things:

•	organization, good standing and similar matters;

•	capitalization;

•	due authorization, execution, delivery and enforceability of the merger agreement and the transactions contemplated thereby;

•	absence of conflicts with each such party’s governing documents, applicable laws and contracts;

•	documents filed with the SEC, including financial statements, compliance with applicable SEC filing requirements and accuracy of information contained in such documents;

•	absence of any event or occurrence of any condition since March 31, 2009 that (i) has had or could reasonably be expected to have a material adverse effect with respect to such party, (ii) could reasonably be expected to render any of the representations and warranties of such party contained in the merger agreement incorrect or untrue as of the effective time of the merger or (iii) would result in a violation of the covenants of such party contained in the merger agreement had such event or condition occurred after the date of the merger agreement;

•	filing of tax returns and payment of taxes;

•	material contracts, and the enforceability of such contracts;

•	pending or threatened litigation;

•	engagement and payment of fees of brokers and finders;

•	accuracy of information supplied by such party in connection with this joint proxy statement/prospectus and the registration statement of which it is a part;

•	the qualification of the merger as a “reorganization” under Section 368(a) of the Code;

•	the receipt of fairness opinions from BFC’s and Woodbridge’s respective financial advisors;

•	accuracy and sufficiency of information contained in the merger agreement;

•	compliance with laws;

•	related party transactions;

•	insurance;

•	compliance with the Sarbanes-Oxley Act of 2002;

•	certain business practices;

•	employee benefit plans; and

•	labor and employment matters.

Conduct of Business by BFC and Woodbridge Prior to Consummation of the Merger

BFC and Woodbridge have each agreed that, during the period from the date of the merger agreement to the earlier of the consummation of the merger and the termination of the merger agreement, except as expressly contemplated by the merger agreement or consented to in writing by BFC or Woodbridge, as the case may be, each of BFC and Woodbridge will not, among other things:

•	conduct its business in a manner that is not consistent with its ordinary course of business and past practice or in a manner that would cause it to default under certain material contracts to which it is a party;

•	change or amend its Articles of Incorporation or By-laws (except that BFC may amend its Amended and Restated Articles of Incorporation and By-laws as described in this joint proxy statement/prospectus);

•	divide, combine or reclassify any of its capital stock or otherwise make any changes in its capital structure;

•	declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock, except as consistent with past practice;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	engage in any action that could reasonably be expected to cause the merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

•	take any action that would cause its representations and warranties contained in the merger agreement to be untrue in any material respect;

•	take any action that would reasonably be likely to materially delay the merger; or

•	agree to take, or make any commitment to take, any of the foregoing actions.

In addition, Woodbridge has agreed that, during the period from the date of the merger agreement to the earlier of the consummation of the merger and the termination of the merger agreement, except as expressly contemplated by the merger agreement or consented to in writing by BFC, Woodbridge will not:

•	issue, sell, or grant any shares of its capital stock (except shares of Woodbridge’s Class A Common Stock to be issued upon exercise of options which are outstanding on the date of the merger agreement); or

•	issue, sell or grant any options, warrants, or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any of its capital stock or rights or obligations convertible into or exchangeable for any such shares of capital stock, except in the ordinary course of business consistent with past practices.

BFC has also agreed that, during the period from the date of the merger agreement to the earlier of the consummation of the merger and the termination of the merger agreement, except as expressly contemplated by the merger agreement or consented to in writing by Woodbridge, BFC will not cause its directors’ and officers’ liability insurance policy, and any excess liability policy related thereto, to be canceled, terminated or otherwise not be renewed or replaced with at least an equivalent amount of coverage and on other terms no less favorable to BFC and its officers and directors.

Other Covenants and Agreements

The merger agreement contains other covenants and agreements relating to the period of time between the date of the merger agreement and the earlier of the consummation of the merger and the termination of the merger agreement, whereby each of BFC and Woodbridge has agreed to, among other things:

•	give prompt notice to the other party of (i) any event known to such party which has or is reasonably likely to have a material adverse effect on such party, (ii) any event or circumstance that constitutes or could reasonably be expected to constitute a breach of any of the representations, warranties, or covenants of such party contained in the merger agreement or (iii) any event or circumstance which could materially and adversely affect such party’s ability to satisfy the conditions to the merger;

•	permit the other party and its authorized representatives reasonable access during regular business hours to the properties of such party and make their respective directors, management and other employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with the other party and its authorized representatives at reasonable times and upon reasonable request;

•	disclose and make available to the other party, and cause its agents and authorized representatives to disclose and make available to the other party, all books, papers and records relating to the assets, properties, operations, obligations and liabilities of such party, and to maintain the confidentiality of such information, except as otherwise required by law;

•	consult with the other party before issuing, and provide the other party the opportunity to review, comment upon and approve, subject to applicable law, regulation or stock exchange rules, any press release or other public announcement with respect to the merger agreement or the merger;

•	use its reasonable efforts (i) in good faith to take or cause to be taken as promptly as practicable all reasonable actions within its control to cause the conditions precedent to its obligations to consummate the merger to be fulfilled and (ii) to obtain all consents and approvals required in connection with the consummation of the transactions contemplated by the merger agreement;

•	hold a meeting of its shareholders as promptly as reasonably practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part and use its reasonable efforts to secure the required vote or consent of its shareholders;

•	provide the other party with the information pertaining to such party required by the Securities Act or the Exchange Act, as the case may be, for inclusion in this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part;

•	use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable on the part of such party, to consummate and make effective the transactions contemplated by the merger agreement at the earliest practicable date, including obtaining all required consents, approvals, waivers, exemptions, amendments and authorizations, giving all notices, and making or effecting all filings, registrations, applications, designations and declarations;

•	use reasonable best efforts to cause the merger to qualify as a “reorganization” under Section 368(a) of the Code and use reasonable best efforts not to, and not to permit or cause any of its affiliates (or subsidiaries, in the case of BFC) to, take any action or cause any action to be taken which would cause the merger to fail to so qualify as a “reorganization” under Section 368(a) of the Code;

•	use its commercially reasonable efforts to cause to be delivered to the other party reasonable and customary comfort letters from its independent accountant; and

•	cooperate and consult with the other party, to the fullest extent possible, in connection with any shareholder litigation against it or any of its directors or officers with respect to the transactions contemplated by the merger agreement.

In addition, between the date of the merger agreement and the earlier of the consummation of the merger and the termination of the merger agreement, BFC has agreed to, among other things:

•	prepare and file with the SEC, with Woodbridge’s assistance, the registration statement of which this joint proxy statement/prospectus is a part and use all commercially reasonable efforts to cause the registration statement to become effective as promptly as practicable after filing and to maintain such effectiveness until all of the shares of BFC’s Class A Common Stock to be issued in connection with the merger have been issued and distributed;

•	use its best efforts to cause the seven directors of Woodbridge who are not also directors of BFC as well as Seth M. Wise and Jarett S. Levan to be appointed to the board of directors of BFC in connection with the merger;

•	use its best efforts to cause Seth M. Wise to be appointed Executive Vice President of BFC in connection with the merger; and

•	take any action required under applicable federal or state securities laws in connection with the issuance of the shares of BFC’s Class A Common Stock in connection with the merger.

Further, between the date of the merger agreement and the earlier of the consummation of the merger and the termination of the merger agreement, Woodbridge has agreed to, among other things:

•	discontinue the sale or contribution (for any applicable period not commenced as of the date of the merger agreement) of Woodbridge’s Class A Common Stock and Class B Common Stock pursuant to any of Woodbridge’s employee benefit plans which are subject to Section 401(a) of the Code;

•	cause all outstanding options to purchase shares of Woodbridge’s Class A Common Stock to be canceled as of the effective time of the merger; and

•	terminate its shareholder rights plan as of the effective time of the merger and take such actions as may be necessary to cause the shareholder rights plan to be inapplicable to the merger and the other transactions contemplated by the merger agreement.

No Solicitation

The merger agreement provides that, from and after the date of the merger agreement until the effective time of the merger, without the prior written consent of the other company, and subject to the rights described under “Superior Proposal” below, neither BFC nor Woodbridge will, and neither will permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or affiliates to, directly or indirectly:

•	solicit, initiate, or knowingly encourage any acquisition proposal or any inquiries or proposals that could reasonably be expected to lead to any acquisition proposal;

•	engage in negotiations or discussions concerning, or provide any non-public information to any person in connection with, any acquisition proposal or under circumstances that could reasonably be expected to result in an acquisition proposal; or

•	agree to, approve, recommend or otherwise endorse or support any acquisition proposal.

As defined in the merger agreement, the term “acquisition proposal” means, other than the merger or any proposal or modification thereof, any proposal relating to a possible:

•	merger, consolidation, share exchange, business combination or similar transaction involving Woodbridge or any of its subsidiaries or BFC;

•	sale, lease, exchange, transfer or other disposition (other than sales of inventory in the ordinary course of business consistent with past practices), directly or indirectly, by merger, consolidation, share exchange or otherwise (whether in one or more transactions), of all or substantially all of the assets of Woodbridge and its subsidiaries on a consolidated basis or BFC;

•	liquidation, dissolution, recapitalization or other similar type of transaction;

•	tender or exchange offer for ten percent or more of the outstanding shares of Woodbridge’s Class A Common Stock and Class B Common Stock or BFC’s Class A Common Stock and Class B Common Stock or other transaction with Woodbridge or BFC in which any person or group shall acquire or have the right to acquire beneficial ownership of ten percent or more of the outstanding shares of Woodbridge’s Class A Common Stock and Class B Common Stock or BFC’s Class A Common Stock and Class B Common Stock; or

•	other transaction which is similar in form, substance or purpose to any of the foregoing transactions.

The merger agreement further provides that, with respect to an acquisition proposal, Woodbridge or BFC, as the case may be, will:

•	notify the other company immediately, and in any event within 24 hours, if (i) an acquisition proposal is made or is modified in any respect (including any written material provided by the offeror, the principal terms and conditions of any such acquisition proposal or modification thereto and the identity of the offeror), in which case Woodbridge or BFC will provide a copy of the acquisition proposal concurrently with such notice or (ii) if either of them furnishes non-public information to, or enters into discussions or negotiations with respect to an acquisition proposal with, any third party;

•	as promptly as practicable, advise the other company orally and in writing of any request for information that could reasonably be expected to lead to an acquisition proposal as well as the material terms and conditions of such request or inquiry and keep the other company informed in all respects of the status of any such request or inquiry; and

•	provide the other company with prior telephonic (promptly confirmed in writing) or written notice of any board of directors or committee meeting at which an acquisition proposal is expected or could reasonably be expected to be considered, together with a copy of the documentation relating to such acquisition proposal to the extent such documentation is then available (and otherwise provide such documentation as soon as available).

Superior Proposal

The merger agreement provides further that, notwithstanding the restrictions described above, if at any time prior to the effective time of the merger, any third party submits to BFC’s board of directors or Woodbridge’s special committee or board of directors an unsolicited, bona fide, written acquisition proposal not resulting from a breach of the “no solicitation” provisions of the merger agreement, and BFC’s board of directors or Woodbridge’s special committee or board of directors, as the case may be, reasonably determines in good faith, (i) after consultation with their financial, legal and other advisors, that such acquisition proposal will result in, or upon further discussion with or due diligence by such person could reasonably be expected to constitute or result in, a superior proposal and (ii) after consultation with their outside legal counsel, that the failure to take the following actions may be inconsistent with their fiduciary duties under applicable law, then BFC or Woodbridge, as the case may be, may:

•	furnish information about its business to such person under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such person, provided that Woodbridge contemporaneously furnishes to BFC or BFC contemporaneously furnishes to Woodbridge, as the case may be, all the non-public information furnished to such person; and

•	negotiate and participate in discussions with such person.

The merger agreement provides that the term “superior proposal” means any unsolicited, bona fide, written acquisition proposal for consideration consisting of cash (not subject to a financing contingency) and/or securities, and otherwise on terms which BFC’s board of directors or Woodbridge’s special committee or board of directors, as the case may be, determines, after consultation with their legal, financial and other advisors, are more favorable to the respective company’s shareholders from a financial point of view than the merger, taking into account the ability of the offeror to consummate the superior proposal on substantially the terms proposed.

Nothing contained in the merger agreement will prohibit BFC or Woodbridge from taking, and disclosing to its shareholders, a position required by Rule 14d-9 or Rule 14e-2(a) of the Exchange Act or Item 1012(a) of Regulation M-A promulgated thereunder.

Change of Recommendation

The merger agreement provides that the board of directors of Woodbridge and BFC may withhold, withdraw, modify or change its approval or recommendation of the merger agreement and the merger and the related transactions, respectively, or approve or recommend to the applicable company’s shareholders a superior proposal if, after the date of the merger agreement and prior to the effective time of the merger, the company receives a superior proposal not in violation of the “no solicitation” provisions of the merger agreement and BFC’s board of directors or Woodbridge’s special committee or board of directors, as the case may be, determines, in good faith and after consultation with their financial advisors and legal counsel, that the failure to do so would be inconsistent with their fiduciary duties under applicable law. In the case of such an event, Woodbridge or BFC, as the case may be, must provide the other company with at least two business days prior written notice stating that its intention to take such actions and such notice must include the principal terms and conditions of any such superior proposal and the identity of the offeror.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger by the mutual written consent of Woodbridge and BFC. In addition, the merger agreement may be terminated by Woodbridge or BFC in certain circumstances, including if:

•	the merger has not been consummated by September 15, 2009; provided, however, that this deadline will be extended to December 15, 2009 if the companies are proceeding in good faith to consummate the merger;

•	the shareholders of BFC do not approve the merger and the related transactions or the shareholders of Woodbridge do not approve the merger agreement;

•	any order, decree, ruling or other judgment issued by any court or other governmental entity prohibiting the consummation of the merger is in effect and has become final and nonappealable;

•	any law is enacted which makes consummation of the merger illegal; or

•	BFC’s board of directors or Woodbridge’s special committee or board of directors determines to approve or recommend a superior proposal after complying with the “no solicitation” provisions of the merger agreement or withholds or withdraws its recommendation of the merger agreement or the merger in a manner adverse to the other company.

The merger agreement also may be terminated by Woodbridge if:

•	BFC breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach is incapable of being cured or is not cured within 15 days following the giving of written notice to BFC and which breach or failure to perform would result in the failure of a condition to Woodbridge’s obligation to consummate the merger; or

•	Ewing, Woodbridge’s financial advisor, withdraws, revokes, annuls or materially modifies its fairness opinion.

The merger agreement also may be terminated by BFC if:

•	Woodbridge breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach is incapable of being cured or is not cured within 15 days following the giving of written notice to Woodbridge and which breach or failure to perform would result in the failure of a condition to BFC’s obligation to consummate the merger;

•	JMP Securities, BFC’s financial advisor, withdraws, revokes, annuls or materially modifies its fairness opinion; or

•	a tender offer or exchange offer for ten percent or more of the outstanding shares of Woodbridge’s Class A Common Stock and Class B Common Stock is commenced or a registration statement or statement on Schedule TO with respect thereto is filed (other than by BFC or certain of its affiliates) and the board of directors of Woodbridge, notwithstanding its obligations under the merger agreement, recommends that the shareholders of Woodbridge tender their shares in such tender or exchange offer or publicly announces its intention to take no position with respect to such tender offer.

Neither BFC nor Woodbridge is required to pay a fee to the other company in the event the merger agreement is terminated. In addition, neither company will be subject to any liability in the event the merger agreement is terminated, except in the case of a termination relating to a breach by that company of the provisions of the merger agreement.

Expenses

All fees and expenses incurred in connection with the merger will be paid by the party incurring such fees or expenses, except that BFC and Woodbridge have each agreed to share equally all expenses incurred in connection with the printing, mailing and filing with the SEC of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part.

Indemnification and Insurance

The merger agreement provides that the Surviving Company will indemnify, defend and hold harmless each present and former director and officer of Woodbridge for each such director’s and officer’s liabilities with respect to acts or omissions occurring prior to the effective time of the merger, to the same extent as provided for under the FBCA and in Woodbridge’s Amended and Restated Articles of Incorporation or By-laws.

The merger agreement also provides that for six years after the effective time of the merger, the Surviving Company will maintain or cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Woodbridge or a substitute policy of at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Woodbridge policy, in each case, with respect to claims arising from facts or events which occurred before the effective time of the merger. Alternatively, the Surviving Company may obtain single limit tail directors’ and officers’ liability insurance coverage providing at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Woodbridge policy for such six-year period with respect to claims arising from facts or events which occurred before the effective time of the merger, in which event and upon the request of BFC, Woodbridge shall purchase such coverage immediately prior to the consummation of the merger.

Amendment and Waiver

The merger agreement may be amended or modified, in whole or in part, at any time only by a writing signed by BFC and Woodbridge. However, except as may be required by applicable law, prior to the effective time of the merger, any consent, waiver or other determination to be made, or action to be taken, by Woodbridge under the merger agreement will be made or taken only upon the approval of the Woodbridge special committee.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements present the pro forma combined financial position and results of operations of BFC, with Woodbridge as its wholly-owned subsidiary, based upon the historical financial statements of BFC and Woodbridge, after giving effect to the merger and adjustments described in the accompanying footnotes, and are intended to reflect the impact of the merger on BFC. The unaudited pro forma condensed combined financial statements are based upon and have been developed from the historical consolidated financial statements of BFC and Woodbridge contained elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial statements are prepared reflecting the merger as an equity transaction and as if the merger had been consummated on March 31, 2009 for purposes of the unaudited pro forma condensed combined balance sheet as of such date, and on January 1, 2008 for purposes of the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2008 and the three months ended March 31, 2009.

The following unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the actual consolidated financial position of BFC would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the future consolidated results of operations or the future consolidated financial position of BFC following the merger. The unaudited pro forma condensed combined financial statements should be read in conjunction with the consolidated financial statements and accompanying notes of BFC and Woodbridge that are included elsewhere in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2009

	BFC	Proforma
	Consolidated	Adjustments		Pro forma
	(In thousands, except for share data)

ASSETS
Cash and cash equivalents	$354,652	(1,100	)(2)	353,552
Securities investment	748,112			748,112
Loans receivable	4,203,825			4,203,825
Real estate held for development and sale & REO	269,014			269,014
Real estate owned	21,763			21,763
Investments in unconsolidated affiliates	28,494			28,494
Properties and equipment, net	309,251			309,251
Goodwill and other intangible assets	36,553			36,553
Other assets	140,790			140,790

Total assets	$6,112,454	(1,100)		6,111,354

LIABILITIES AND EQUITY
Liabilities:
Deposits	$4,053,313			4,053,313
Advances from FHLB	817,372			817,372
Short term borrowings	91,205			91,205
Subordinated debentures, mortgage notes payable	287,314			287,314
Junior subordinated debentures	379,460			379,460
Other liabilities	115,609			115,609

Total liabilities	5,744,273	—		5,744,273

Preferred stock of $.01 par value; authorized — 10,000,000 shares; Redeemable 5% Cumulative Preferred Stock — $.01 par value; authorized 15,000 shares; issued and outstanding 15,000 shares in 2009 with a redemption value of $1,000 per share	11,029	0		11,029

Commitments and contingencies
Equity:
Class A common stock of $.01 par value, authorized 100,000,000 shares; issued and outstanding 38,254,389 in 2009, proforma 83,023,427	382	448	(1)	830
Class B common stock of $.01 par value, authorized 20,000,000 shares; issued and outstanding 6,875,104 in 2009	69	0		69
Additional paid-in capital	124,182	103,040	(1)	227,222
Accumulated deficit	(19,439)	(1,100	)(2)	(20,539)
Accumulated other comprehensive loss	(742)	0		(742)

Total BFC shareholders’ equity	104,452	102,388		206,840
Noncontrolling interest	252,700	(103,488	)(1)	149,212

Total equity	357,152	(1,100)		356,052

Total liabilities and equity	$6,112,454	(1,100)		6,111,354

Currently, BFC’s voting interest in Woodbridge is 58.9% and, accordingly, BFC is required under generally accepted accounting principles to consolidate the financial results of Woodbridge. As such, the merger will be accounted for as an equity transaction. Therefore, both the fair value of the consideration paid and the excess carrying value of the noncontrolling interest are recorded in equity.
(1)	The consideration that BFC will receive in exchange for the shares of its Class A Common Stock that it will issue in the merger is based on the carrying value of BFC’s noncontrolling interest in Woodbridge at March 31, 2009 and was allocated between common stock and additional paid-in capital. The exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock was determined by dividing the carrying value per share of Woodbridge’s Class A Common Stock of $8.02 as of March 31, 2009 by the carrying value per share of BFC’s Class A Common Stock of $2.31 as of that same date.
(2)	Estimated direct costs associated with the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31, 2009
	BFC	Proforma
	Consolidated	Adjustments		Pro forma
	(In thousands, except for per share data)

Revenues
BFC Activities	$422	—		422
Financial Services	95,708	—		95,708
Real Estate Development	4,880	—		4,880

Total revenues	101,010	—		101,010

Costs and Expenses
BFC Activities	2,897	—		2,897
Financial Services	141,608	—		141,608
Real Estate Development	13,805	—		13,805

Total costs and expenses	158,310	—		158,310

Equity in earnings from unconsolidated affiliates	6,495	—		6,495
Impairment of other investments	(22,797)	—		(22,797)
Gain on settlement of investment in Woodbridge’s subsidiary	40,369	—		40,369

Loss from continuing operations before income taxes and noncontrolling interest	(33,233)	—		(33,233)
Benefit for income taxes	—	—		—

Loss from continuing operations	(33,233)	—		(33,233)
Net loss from continuing operations attributable to noncontrolling interest	21,572	11,296	(1)	32,868

Net loss from continuing operations attributable to BFC	$(11,661)	11,296		(365)

Basic and Diluted loss per common share from continuing operations	$(0.26)			$(0.01)
Diluted weighted average number of common shares outstanding	45,114	44,769	(2)	89,883

	For the Year Ended December 31, 2008
	BFC	Proforma
	Consolidated	Adjustments		Pro forma
	(In thousands, except for per share data)

Revenues
BFC Activities	$4,408	—		4,408
Financial Services	449,571	—		449,571
Real Estate Development	33,491	—		33,491

Total revenues	487,470	—		487,470

Costs and Expenses
BFC Activities	12,139	—		12,139
Financial Services	634,970	—		634,970
Real Estate Development	72,751	—		72,751

Total costs and expenses	719,860	—		719,860

Equity in earnings from unconsolidated affiliates	15,064	—		15,064
Impairment of unconsolidated affiliates	(96,579)	—		(96,579)
Impairment of investments	(15,548)	—		(15,548)

Loss from continuing operations before income taxes and noncontrolling interest	(329,453)	—		(329,453)
Provision for income taxes	15,763	—		15,763

Loss from continuing operations	(345,216)	—		(345,216)
Net loss from continuing operations attributable to noncontrolling interest	272,711	(111,307	)(1)	161,404

Net loss from continuing operations attributable to BFC	$(72,505)	(114,807)		(183,812)

Basic and Diluted loss per common share from continuing operations	$(1.62)			$(2.05)
Diluted weighted average number of common shares outstanding	45,097	44,769	(2)	89,866

(1)	Eliminate net (loss) income from continuing operations attributable to noncontrolling interest in Woodbridge.

(2)	Shares of BFC’s Class A Common Stock that will be issued to Woodbridge’s shareholders in the merger.

MATERIAL CONTRACTS BETWEEN BFC AND WOODBRIDGE

2007 Merger Agreement.  On January 30, 2007, BFC and Woodbridge (then Levitt Corporation) entered into a definitive agreement pursuant to which Woodbridge was to merge with and into and become a wholly-owned subsidiary of BFC and holders of Woodbridge’s Class A Common Stock (other than BFC) were to receive 2.27 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock that they held (subject to adjustment in accordance with the terms of the agreement). By letter to Woodbridge dated August 14, 2007, BFC terminated the agreement based on its conclusion that, based on then-current circumstances, the conditions to closing the proposed merger could not be met. As a result, the proposed merger was not consummated.

Agreement Regarding BFC’s Right to Vote Certain Shares of Woodbridge’s Class A Common Stock.  By letter agreement dated September 27, 2007, BFC agreed, subject to certain limited exceptions, not to vote the 1,229,117 shares of Woodbridge’s Class A Common Stock that it acquired upon exercise of subscription rights distributed to it in Woodbridge’s 2007 rights offering based on its ownership of Woodbridge’s Class B Common Stock. The agreement was entered into in connection with the listing of the shares of Woodbridge’s Class A Common Stock issued in the rights offering on the New York Stock Exchange. As a result of the delisting of Woodbridge’s Class A Common Stock from the New York Stock Exchange during November 2008, BFC and Woodbridge mutually agreed to terminate the letter agreement and, accordingly, BFC is currently free to vote all of the shares of Woodbridge’s Class A Common Stock that it owns.

Other Relationships.  For a description of certain other arrangements and relationships between BFC and Woodbridge, see the sections of this prospectus captioned “Information About BFC — Certain Relationships and Related Transactions” and “Information About Woodbridge — Certain Relationships and Related Transactions.”

COMPARATIVE STOCK PRICES AND DIVIDENDS

BFC’s Class A Common Stock is currently listed for trading on the Pink Sheets under the trading symbol “BFCF.PK.” Prior to December 9, 2008, BFC’s Class A Common Stock traded on the NYSE Arca, Inc. under the trading symbol “BFF.” Woodbridge’s Class A Common Stock is currently listed for trading on the Pink Sheets under the trading symbol “WDGH.PK.” From May 27, 2008 through November 20, 2008, Woodbridge’s Class A Common Stock traded on the New York Stock Exchange under the trading symbol “WDG” and, prior to that time, it traded on the New York Stock Exchange under the trading symbol “LEV.” On September 26, 2008, Woodbridge effected a one-for-five reverse stock split, pursuant to which each five shares of Woodbridge’s Class A Common Stock outstanding at that time automatically converted into one share of Class A Common Stock, and each five shares of Woodbridge’s Class B Common Stock outstanding at that time converted into one share of Class B Common Stock.

The tables below set forth, for the periods indicated, dividends declared and the high and low per share sales prices for BFC’s Class A Common Stock as reported on the NYSE Arca, Inc., with respect to the time period prior to December 9, 2008, and as reported on the Pink Sheets, with respect to the time period on and after such date, and for Woodbridge’s Class A Common Stock as reported on the New York Stock Exchange, with respect to the time period prior to November 20, 2008, and as reported on the Pink Sheets, with respect to the time period on and after such date. The information relating to Woodbridge’s Class A Common Stock has been adjusted to reflect the one-for-five reverse stock split described above.

BFC’s Class A Common Stock

			Cash
			Dividends
	High	Low	per Share

Calendar Year 2007
First quarter	$6.75	$4.31	—
Second quarter	4.50	3.59	—
Third quarter	4.04	2.22	—
Fourth quarter	3.38	1.16	—
Calendar Year 2008
First quarter	$1.56	$0.50	—
Second quarter	1.26	0.57	—
Third quarter	1.04	0.45	—
Fourth quarter	0.68	0.12	—
Calendar Year 2009
First quarter	$0.32	$0.06	—
Second quarter	0.51	0.16	—
Third quarter (through July 17, 2009)	0.43	0.35	—

Woodbridge’s Class A Common Stock

			Cash
			Dividends
	High	Low	per Share

Calendar Year 2007
First quarter	$77.20	$45.95	$0.10
Second quarter	59.10	42.35	—
Third quarter	53.10	10.00	—
Fourth quarter	20.00	7.70	—
Calendar Year 2008
First quarter	$13.15	$7.00	—
Second quarter	11.50	5.50	—
Third quarter	6.60	0.78	—
Fourth quarter	3.25	0.02	—
Calendar Year 2009
First quarter	$0.89	$0.32	—
Second quarter	2.56	0.36	—
Third quarter (through July 17, 2009)	1.35	0.85	—

The preceding tables show only historical comparisons. Because the market prices of BFC’s Class A Common Stock and Woodbridge’s Class A Common Stock likely will fluctuate prior to the merger, these comparisons may not provide meaningful information to BFC’s or Woodbridge’s shareholders in determining how to vote at their respective meetings. Shareholders are encouraged to obtain current market quotations for BFC’s Class A Common Stock and Woodbridge’s Class A Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus.

While there are no restrictions on the payment of cash dividends by BFC, other than those restrictions contained in the merger agreement with respect to the interim period between the date of the merger agreement and the effective time of the merger, BFC has never paid cash dividends on its common stock. BFC may consider declaring and paying dividends in the future with respect to its Class A Common Stock; however, there can be no assurance that it will do so. Future declaration and payment of cash dividends with respect to BFC’s Class A Common Stock, if any, will be determined in light of the then-current financial condition of BFC and other factors deemed relevant by the board of directors of BFC.

Woodbridge’s board of directors has not adopted a policy of regular dividend payments. On January 22, 2007, Woodbridge’s board of directors declared a cash dividend of $0.10 per share on its Class A Common Stock and Class B Common Stock, and this dividend was paid in February 2007. Since that time, Woodbridge has not declared or paid dividends on its Class A Common Stock or Class B Common Stock. The payment of dividends in the future is subject to approval by Woodbridge’s board of directors and will depend upon, among other factors, Woodbridge’s results of operations and financial condition. Woodbridge does not expect to pay dividends to its shareholders for the foreseeable future. After completion of the merger, only BFC, as the parent company of Woodbridge, will be entitled to receive dividends or distributions from Woodbridge, and the former shareholders of Woodbridge will not be entitled to receive dividends from Woodbridge.

The following table sets forth the closing prices for BFC’s Class A Common Stock and Woodbridge’s Class A Common Stock as reported on the Pink Sheets on July 2, 2009, the last trading day before BFC and Woodbridge announced the merger agreement, and on          , 2009, the last trading day before the date of this joint proxy statement/prospectus. The table also includes the equivalent prices per share of Woodbridge’s Class A Common Stock that holders of such stock would receive in connection with the merger if the merger were completed on either of these dates, applying the exchange ratio of 3.47 shares of BFC’s Class A Common Stock for each share of Woodbridge’s Class A Common Stock.

Equivalent
Value of
	BFC’s	Woodbridge’s	Woodbridge’s
	Class A	Class A	Class A
	Common Stock	Common Stock	Common Stock

July 2, 2009	$0.40	$1.10	$1.39
, 2009	$ [ ]	$ [ ]	$ [ ]

COMPARISON OF RIGHTS OF COMMON SHAREHOLDERS OF BFC AND WOODBRIDGE

BFC and Woodbridge are Florida corporations subject to the provisions of Florida law. Woodbridge’s shareholders, whose rights are currently governed by Woodbridge’s Amended and Restated Articles of Incorporation and By-laws, will, if the merger is completed, become holders of BFC’s Class A Common Stock and their rights will be governed by BFC’s Amended and Restated Articles of Incorporation and By-laws.

The following description summarizes the material differences that may affect the rights of shareholders of BFC and Woodbridge but does not purport to be a complete statement of all those differences or a complete description of the specific provisions referred to in this summary and is qualified in its entirety by reference to the FBCA and the governing corporate instruments of BFC and Woodbridge, to each of which you are referred. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Woodbridge’s shareholders should read carefully the relevant provisions of Florida law, BFC’s Amended and Restated Articles of Incorporation (and each amendment thereto, including the form of amendment to BFC’s Articles of Incorporation which is attached hereto as Annex D) and the By-laws of BFC attached hereto as Annex E (which reflect the amendments to such By-laws to be adopted in connection with the merger), as well as Woodbridge’s Amended and Restated Articles of Incorporation and By-laws. See “Where You Can Find More Information” beginning on page   .

Authorized Capital Stock

BFC.  The authorized capital stock of BFC consists of 130,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of Class A Common Stock, par value $0.01 per share, (ii) 20,000,000 shares of Class B Common Stock, par value $0.01 per share, and (iii) 10,000,000 shares of preferred stock, par value $0.01 per share. In connection with the merger, the number of authorized shares of BFC’s Class A Common Stock under BFC’s Articles of Incorporation will be increased from 100,000,000 to 150,000,000, thereby increasing the total number of shares of authorized capital stock of BFC from 130,000,000 to 180,000,000.

Woodbridge.  The authorized capital stock of Woodbridge consists of 37,000,000 shares of capital stock, consisting of (i) 30,000,000 shares of Class A Common Stock, par value $0.01 per share, (ii) 2,000,000 shares of Class B Common Stock, par value $0.01 per share, and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share.

Voting Rights

BFC.  Each share of BFC’s Class A Common Stock is entitled to one vote, and all shares of BFC’s Class A Common Stock represent in the aggregate 22% of the total voting power of BFC. Each share of BFC’s Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 78% of the total voting power of BFC. These fixed voting percentages will remain in effect until the total number of outstanding shares of BFC’s Class B Common Stock falls below 1,800,000. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 1,800,000 but greater than 1,400,000, then BFC’s Class A Common Stock will hold a voting percentage equal to 40% of BFC’s total voting power and BFC’s Class B Common Stock will hold a voting percentage equal to the remaining 60% of BFC’s total voting power. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 1,400,000 but greater than 500,000, then BFC’s Class A Common Stock will hold a voting percentage equal to 53% of BFC’s total voting power and BFC’s Class B Common Stock will hold a voting percentage equal to the remaining 47% of BFC’s total voting power. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 500,000, then each share of BFC’s Class A Common Stock and Class B Common Stock will be entitled to one vote.

Woodbridge.  Each share of Woodbridge’s Class A Common Stock is entitled to one vote, and all shares of Woodbridge’s Class A Common Stock represent in the aggregate 53% of the total voting power of Woodbridge. Each share of Woodbridge’s Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 47% of the total voting power of Woodbridge. The fixed voting percentages will be eliminated, and shares of Woodbridge’s Class B Common Stock will be entitled to only one vote per share, from and after the date that BFC or its affiliates no longer own in the aggregate at least 6120,000 shares of Woodbridge’s Class B Common Stock.

Shares of Preferred Stock Outstanding

BFC.  BFC’s Amended and Restated Articles of Incorporation provide that the board of directors of BFC has the power to authorize the issuance of preferred shares and to fix the designation, powers, preferences, rights, qualifications, limitations and restrictions thereof. Currently, there are 15,000 shares outstanding of 5% Cumulative Preferred Stock of BFC.

Woodbridge.  Woodbridge’s Amended and Restated Articles of Incorporation provide that the board of directors of Woodbridge has the power to authorize the issuance of preferred shares and to fix the designations, voting powers, preferences, rights, qualifications, limitations and restrictions thereof. Currently, there are no outstanding shares of preferred stock of Woodbridge.

Conversion Rights of Class B Common Stock

BFC.  Subject to certain limited exceptions with respect to the shares of BFC’s Class B Common Stock held by John E. Abdo, BFC’s Vice Chairman, shares of BFC’s Class B Common Stock are convertible on a share-for-share basis into shares of BFC’s Class A Common Stock at any time in the holder’s discretion.

Woodbridge.  Shares of Woodbridge’s Class B Common Stock are convertible on a share-for-share basis into shares of Woodbridge’s Class A Common Stock at any time in BFC’s discretion.

Ownership Restrictions on Class B Common Stock

BFC.  There are no restrictions on the ownership of BFC’s Class B Common Stock.

Woodbridge.  Only BFC and its affiliates may hold Woodbridge’s Class B Common Stock and, accordingly, sales of Woodbridge’s Class B Common Stock to unaffiliated parties would require the conversion of those shares to Woodbridge’s Class A Common Stock prior to or contemporaneously with the sale. However, the sale of BFC or any other change in control of BFC would not result in the conversion of the shares of Woodbridge’s Class B Common Stock held by BFC into shares of Woodbridge’s Class A Common Stock.

Dividends and Other Distributions; Liquidation Rights

BFC.  No dividend or other distribution (other than a dividend or distribution payable solely in common stock) shall be paid on or set apart for payment on BFC’s Class A Common Stock or Class B Common Stock until such time as all accrued and unpaid dividends on the 5% Cumulative Preferred Stock of BFC have been or contemporaneously are declared or paid and a sum is set apart sufficient for payment of such accrued and unpaid dividends. Subject to the foregoing, holders of BFC’s Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by the board of directors of BFC out of legally available assets. Any distribution per share with respect to BFC’s Class A Common Stock will be identical to the distribution per share with respect to BFC’s Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of BFC’s Class A Common Stock may be declared and issued only in the form of BFC’s Class A Common Stock while a dividend or other non-cash distribution to holders of BFC’s Class B Common Stock may be declared and issued in the form of either BFC’s Class A Common Stock or Class B Common Stock at the discretion of the board of directors of BFC, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

Upon any liquidation of BFC, the assets legally available for distribution to shareholders will be distributed ratably among the holders of BFC’s Class A Common Stock and Class B Common Stock after payment of the liquidation preference to which the holders of shares of 5% Cumulative Preferred Stock of BFC are entitled.

Woodbridge.  Holders of Woodbridge’s Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by the board of directors of Woodbridge out of legally available assets. Any distribution per share with respect to Woodbridge’s Class A Common Stock will be identical to the distribution per share with respect to Woodbridge’s Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Woodbridge’s Class A Common Stock may be declared and issued only in the form of Woodbridge’s Class A Common Stock while a dividend or other non-cash distribution to holders of Woodbridge’s Class B Common Stock may be declared and issued in the form of either Woodbridge’s Class A Common Stock or Class B Common Stock at the discretion of the board of directors of Woodbridge, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

Upon any liquidation of Woodbridge, the assets legally available for distribution to shareholders will be distributed ratably among the holders of Woodbridge’s Class A Common Stock and Class B Common Stock.

Number and Classification of Board of Directors

BFC.  BFC’s By-laws currently provide for a board of directors comprised of between three and twelve members, as determined by the board of directors, and for the board to be divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. As of the date of this joint proxy statement/prospectus, the board of directors of BFC consists of five members. In connection with the merger, BFC’s By-laws will be amended to provide for a board of directors comprised of between three and fifteen members, as determined by the board of directors, and the seven directors of Woodbridge who do not currently serve as directors of BFC as well as Seth M. Wise and Jarett S. Levan are to be appointed to the board of directors of BFC resulting in a board of fourteen members. See “The Merger — Board of Directors and Executive Officers of BFC Following the Merger” beginning on page   . BFC’s By-laws will also be amended in connection with the merger to provide that each director elected or appointed to BFC’s board of directors on or after the date of the amendment will serve for a term expiring at BFC’s next annual meeting of shareholders. As a result of this amendment (and subject to any future amendments), following BFC’s 2012 annual meeting of shareholders, BFC’s board of directors will no longer be divided into multiple classes serving staggered terms.

Woodbridge.  Woodbridge’s By-laws provide for a board of directors comprised of between three and twelve members, as determined by the board of directors. As of the date of this joint proxy statement/prospectus, the board of directors of Woodbridge consists of nine members and is divided into three classes with the term of office of one class expiring each year.

Newly Created Directorships and Vacancies

BFC.  BFC’s By-laws provide that any vacancy occurring in the board of directors of BFC, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. A director elected or appointed to fill a vacancy caused by the resignation or removal of a director will hold office for the same term as to which such director’s predecessor was elected or appointed. BFC’s By-laws also currently provide that, in the case of a director elected or appointed to fill a vacancy created by reason of an increase in the number of directors, the director will serve for the term designated by the board of directors, but in no event will such term exceed three years. However, as a result of the proposed amendment to eliminate BFC’s staggered board, as described above, any director elected or appointed in the future to fill a vacancy created by reason of an increase in the number of directors will serve for a term expiring at BFC’s next annual meeting of shareholders.

Woodbridge.  Woodbridge’s By-laws provide that any vacancy occurring in the board of directors may be filled only by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors, or by a sole remaining director. A director elected or appointed to fill a vacancy will serve until the next election of directors by Woodbridge’s shareholders.

Removal of Directors

BFC.  BFC’s By-laws provide that any director or the entire board of directors of BFC may be removed, with or without cause, at a meeting of BFC’s shareholders called expressly for such purpose, by vote of the holders of a majority of the shares entitled to vote on such removal.

Woodbridge.  Under Florida law, Woodbridge’s shareholders may remove one or more directors, with or without cause, at a meeting of Woodbridge’s shareholders, provided the notice of the meeting states that the purpose, or one of the purposes, of the meeting is the removal of such director or directors. The director or directors will be removed by Woodbridge’s shareholders at the meeting called for such purpose if the votes cast favoring removal exceed the votes cast against removal.

Special Meetings of Shareholders

BFC.  BFC’s By-laws provide that special meetings of BFC’s shareholders may be held when directed by the president or the board of directors or when requested in writing by the holders of not less than ten percent of all the shares entitled to vote at the meeting. A special meeting requested by shareholders will be called for a date not less than 10 nor more than 60 days after the request is made, unless (in the case of the 60-day maximum) the shareholders requesting the meeting designate a later date and unless (in the case of the 10-day minimum) the number of shareholders constituting a quorum waive the 10-day minimum notice period. The call for the meeting will be issued by the secretary, unless the president, board of directors or shareholders requesting the meeting designate another person to do so.

Woodbridge.  Woodbridge’s By-laws provide that special meetings of Woodbridge’s shareholders for any purpose or purposes may be held when called by the chairman of the board, the president, or a majority of the board of directors or upon the written request of the holders of outstanding shares representing not less than fifty percent of the votes entitled to be cast at the meeting. Such written request shall state the purpose of the meeting and shall be delivered at the principal office of Woodbridge addressed to the chairman of the board of directors, the president or the secretary. No business other than that stated in the notice of a special meeting will be transacted at such meeting. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the chairman of the board, the president, the secretary or the directors calling the meeting, to each shareholder of record entitled to vote at such meeting.

Amendment of Articles of Incorporation

BFC.  The amendment of BFC’s Amended and Restated Articles of Incorporation is governed generally by Florida law, which, subject to certain limited exceptions, requires the amendment to be approved by the holders of shares representing a majority of the votes entitled to be cast thereon. In addition to the requirements under Florida law, BFC’s Amended and Restated Articles of Incorporation require the affirmative vote of the holders of at least two-thirds of BFC’s stock entitled to vote to amend such articles; provided, however, that if an amendment is recommended to BFC’s shareholders by at least two-thirds of the members of the board of directors of BFC, then such amendment will be approved upon the affirmative vote of a simple majority of BFC’s stock entitled to vote on the amendment.

Woodbridge.  The amendment of Woodbridge’s Amended and Restated Articles of Incorporation is governed solely by Florida law.

Corporate Transactions

BFC.  BFC’s Amended and Restated Articles of Incorporation requires that any merger, consolidation or other acquisition and any sale, lease or transfer of all or substantially all of the assets of BFC be approved by the affirmative vote of the holders of at least two-thirds of BFC’s stock entitled to vote on the transaction; provided, however, that if any such transaction is recommended to BFC’s shareholders by at least two-thirds of the members of BFC’s board of directors, then the transaction will be approved upon the affirmative vote of a simple majority of BFC’s stock entitled to vote on the transaction.

Woodbridge.  Woodbridge’s Amended and Restated Articles of Incorporation do not have a similar provision to the provision described above for BFC. As a result, the shareholder vote, if any, required to approve any merger, consolidation or other acquisition and any sale, lease or transfer of all or substantially all of the assets of Woodbridge is governed by Florida law. Subject to certain exceptions, Florida law generally requires that the shareholders of a company being acquired through a merger, consolidation or other transaction, or selling all or substantially all of its assets, approve such transaction or sale, and such shareholder approval generally requires the affirmative vote of the holders of shares representing a majority of the votes entitled to be cast on the transaction or sale.

INFORMATION ABOUT BFC

Certain of the information contained within this “Information About BFC” section has been derived or excerpted from BFC’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 31, 2009, Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 14, 2009, and Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2009. Unless stated to the contrary or the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “BFC” within this “Information About BFC” section refer to BFC Financial Corporation and its consolidated subsidiaries.

BUSINESS

Overview

BFC is a diversified holding company whose major holdings include controlling interests in BankAtlantic Bancorp and its wholly-owned subsidiaries and Woodbridge and its wholly-owned subsidiaries and a noncontrolling interest in Benihana, which operates Asian-themed restaurant chains in the United States. As a result of the Company’s position as the controlling shareholder of BankAtlantic Bancorp, BFC is a “unitary savings bank holding company” regulated by the OTS.

Historically, BFC’s business strategy has been to invest in and acquire businesses in diverse industries either directly or through controlled subsidiaries. BFC believes that the best potential for growth is likely through the growth of the companies it currently controls and its focus is to provide overall support for its controlled subsidiaries with a view to the improved performance of the organization as a whole.

As a holding company with controlling positions in BankAtlantic Bancorp and Woodbridge, generally accepted accounting principles (“GAAP”) requires the consolidation of the financial results of both entities. As a consequence, the assets and liabilities of both entities are presented on a consolidated basis in BFC’s financial statements. However, except as otherwise noted, the debts and obligations of the consolidated entities are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent a dividend or distribution. The recognition by BFC of income from controlled entities is determined based on the total percent of economic ownership in those entities as shown in the table below.

In September 2008, BankAtlantic Bancorp and Woodbridge each completed a one-for-five reverse split of its common stock. Where appropriate, amounts throughout this document have been adjusted to reflect the reverse stock splits effected by BankAtlantic Bancorp and Woodbridge. The reverse stock splits did not impact the Company’s proportionate equity interest or voting rights in BankAtlantic Bancorp or Woodbridge. BFC’s ownership in BankAtlantic Bancorp and Woodbridge as of March 31, 2009 was as follows:

	Shares	Percent of	Percent
	Owned	Ownership	of Vote

BankAtlantic Bancorp
Class A Common Stock	2,389,697	23.29%	12.35%
Class B Common Stock	975,225	100.00%	47.00%
Total	3,364,922	29.95%	59.35%

Woodbridge Holdings Corporation
Class A Common Stock	3,735,392	22.45%	11.90%
Class B Common Stock	243,807	100.00%	47.00%
Total	3,979,199	23.57%	58.90%

The Class A Common Stock of each of BankAtlantic Bancorp and Woodbridge is entitled to one vote per share, which in the aggregate represents 53% of the combined voting power of Class A and Class B Common Stock of the companies. The Class B Common Stock, of each company is owned by BFC and represents the remaining 47% of the combined vote of the two classes of stock. Because BFC controls more than 50% of the vote of each of BankAtlantic Bancorp and Woodbridge, they are consolidated in our financial statements instead of carried on an equity basis.

Our corporate website is www.bfcfinancial.com. The Company’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge through our website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The Company’s Internet website and the information contained on or connected to it are not incorporated into this joint proxy statement/prospectus.

Recent Developments

In May 2008, we were notified by the NYSE Arca, Inc. that we did not meet the continuing listing requirements of the NYSE Arca as the market value of our publicly held shares was not in excess of $15 million and the average closing price per share of our Class A Common Stock was not in excess of $1.00 for a consecutive 30 trading-day period. Pursuant to the rules and regulations of the NYSE Arca, the Company was granted a six-month period to comply with these continued listing requirements. Because compliance was not achieved within this six-month period the Company was notified by the NYSE Arca that its Class A Common Stock was suspended from trading on the NYSE Arca prior to the opening of the market on Tuesday, December 9, 2008. Since, December 9, 2008, BFC’s Class A Common Stock has been quoted on the Pink Sheets under the ticker symbol “BFCF.PK.”

In September 2008, BankAtlantic Bancorp and Woodbridge each completed a one-for-five reverse split of its common stock. The reverse stock splits did not impact the Company’s proportionate equity interest or voting rights in BankAtlantic Bancorp or Woodbridge. Where appropriate, amounts throughout this document have been adjusted to reflect the reverse stock splits effected by BankAtlantic Bancorp and Woodbridge.

In December 2008, the Company filed an amendment to its Articles of Amendment to the Articles of Incorporation (the “Amendment”) with the State of Florida to amend certain designated relative rights, preferences and limitations for the Company’s 5% Preferred Stock. For additional information, see Note 34 to our audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

In August 2008 and December 2008, BFC purchased an aggregate of 400,000 shares and 323,848 shares, respectively, of BankAtlantic Bancorp’s Class A Common Stock on the open market for an aggregate purchase price of $2.8 million and $1.1 million, respectively. BFC’s August 2008 and December 2008 acquisitions of BankAtlantic Bancorp’s Class A common stock increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 3.6% in August 2008 and 2.9% in December 2008 and increased BFC’s voting interest by approximately 2.1% in August 2008 and 1.6% in December 2008. The acquisitions of additional shares of BankAtlantic Bancorp have been accounted for as step acquisitions under the purchase method of accounting. See Note 2 to our audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus for further information. BFC may in the future seek to increase its ownership in BankAtlantic Bancorp but there is no assurance that it will be successful.

On October 21, 2006, the Company’s Board of Directors approved the repurchase of up to 1,750,000 shares of our Class A Common Stock through open market or private transactions at an aggregate cost of no more than $10 million. The timing and amount of repurchases, if any, will depend on market conditions, share price, trading volume and other factors, and there is no assurance that the Company will repurchase shares during any period. No termination date was set for the repurchase program. All shares repurchased by us will be cancelled and retired. In 2008, the Company repurchased in the open market an aggregate of 100,000 shares for an aggregate purchase price of $54,000 and 1,650,000 shares of the Company’s Class A Common Stock remain available for repurchase under the plan.

BFC’s shift in business focus, coupled with more recent economic developments caused the Company to reconsider its previously disclosed tax planning strategy wherein the Company had intended to sell BankAtlantic Bancorp Class A Common Stock in order to generate sufficient taxable income to utilize expiring net operating loss (“NOLs”) carryforwards. Because BFC believes that its best long term potential is more likely to occur through the growth of the companies it controls, BFC’s current business strategy is to hold its investment in BankAtlantic Bancorp indefinitely and no longer intends to pursue such a tax planning strategy. Accordingly, based on the Company’s change in intent as to the expected manner of recovery of its investment in BankAtlantic Bancorp, the Company reversed its deferred tax liability of $29.3 million during the quarter ended September 30, 2008.

With regard to BFC’s deferred tax asset resulting from its NOLs, a valuation allowance was required because based on available evidence, it was determined that it is more likely than not that all or some portion of the asset will not be realized, and BFC is not generating sufficient taxable income to utilize the benefit of the deferred tax asset. Because it is more likely than not that the NOLs included in BFC’s deferred tax assets will not be realized, the Company established a valuation allowance of approximately $28.3 million in 2008.

Developments relating to BankAtlantic Bancorp are discussed below in our discussion on Financial Services. Developments relating to Woodbridge are discussed in the “Information About Woodbridge” section.

Business Segments

We report our results of operations through five reportable segments, which are: BFC Activities, BankAtlantic, BankAtlantic Bancorp Other Operations, Land Division and Woodbridge Other Operations.

The Company’s results of operations in BankAtlantic Bancorp are included in our Financial Services activities and consists of two reportable segments — BankAtlantic and BankAtlantic Bancorp Other Operations. The Company’s results of operations in Woodbridge are included in our Real Estate Development activities and consist of two reportable segments — Land Division and Woodbridge Other Operations.

BFC Activities Segment

The BFC Activities segment includes all of the operations and all of the assets owned by BFC other than BankAtlantic Bancorp and its subsidiaries and Woodbridge and its subsidiaries. Additional information relating to the BFC Activities segment is included in the information set forth in BFC’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and in Note 4 to BFC’s audited consolidated financial statements, in each case included elsewhere in this joint proxy statement/prospectus.

The “BFC Activities” segment operations consist primarily of shared service operations. Pursuant to the terms of shared service agreements between BFC, BankAtlantic Bancorp and Woodbridge, BFC provides shared service operations in the areas of human resources, risk management, investor relations, executive office administration and other services to BankAtlantic Bancorp and Woodbridge. Additionally, BFC provides certain risk management and administrative services to Bluegreen. The costs of shared services are allocated based upon the usage of the respective services. This segment also includes BFC’s overhead expenses, interest income and dividend income from BFC’s investment in Benihana’s convertible preferred stock, the financial results of a venture partnership that BFC controls, and financial results from BFC/CCC, Inc. (formerly known as Cypress Creek Capital, Inc.) (“BFC/CCC”). BFC’s equity investments include its investment in shares of the Series B Convertible Preferred Stock of Benihana and securities in the technology sector owned by a partnership that is included in the consolidated financial statements of BFC as a result of BFC’s status as a general partner of that partnership.

Benihana

Benihana is a NASDAQ-listed company with two listed classes of common shares: Common Stock (BNHN) and Class A Common Stock (BNHNA). BFC owns 800,000 shares of Benihana Series B Convertible Preferred Stock (“Convertible Preferred Stock”). The Convertible Preferred Stock is convertible into an aggregate of 1,578,943 shares of Benihana’s Common Stock at a conversion price of $12.6667, subject to adjustment from time to time upon certain defined events. Based on the number of currently outstanding shares of Benihana’s capital stock, the Convertible Preferred Stock, if converted, would represent an approximately 19% voting interest and an approximately 9.4% economic interest in Benihana. Historically, the Company’s investment in Benihana’s Convertible Preferred Stock has been classified as investment securities and has been carried at historical cost.

The Convertible Preferred Stock was acquired pursuant to an agreement on June 8, 2004 with Benihana to purchase an aggregate of 800,000 shares of Convertible Preferred Stock for $25.00 per share. The shares of the Convertible Preferred Stock have voting rights on an “as if converted” basis together with Benihana’s Common Stock on all matters put to a vote of the holders of Benihana’s Common Stock. The approval of a majority of the holders of the Convertible Preferred Stock then outstanding, voting as a single class, is required for certain events outside the ordinary course of business. Holders of the Convertible Preferred Stock are entitled to receive cumulative quarterly dividends at an annual rate equal to $1.25 per share, payable on the last day of each calendar quarter. The Convertible Preferred Stock is subject to mandatory redemption at the original issue price plus accumulated dividends on July 2, 2014 unless the holders of a majority of the outstanding Convertible Preferred Stock elect to extend the mandatory redemption date to a later date not to extend beyond July 2, 2024. In addition, the Convertible Preferred Stock may be redeemed by Benihana for a limited period beginning three years from the date of issue if the price of Benihana’s Common Stock is at least $25.33 for sixty consecutive trading days. At December 31, 2008, the closing price of Benihana’s Common Stock was $2.10 per share. The market value of the Convertible Preferred Stock on an as if converted basis at December 31, 2008 would have been approximately $3.3 million. During the quarter ended December 31, 2008, the Company performed an impairment review of its investment in Benihana Convertible Preferred Stock to determine if an impairment adjustment was needed. Based on the evaluation and the review of various qualitative and quantitative factors, including the decline in the underlying trading value of Benihana’s common stock and the redemption provisions, the Company determined that there was an other-than-temporary decline of approximately $3.6 million, and accordingly, the investment was written down to its fair value of approximately $16.4 million. Concurrent with management’s evaluation of the impairment of this investment at December 31, 2008, it made the determination to reclassify this investment from investment securities which are carried at cost to investment securities available for sale in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

In December 2008, the Company filed an amendment to its Articles of Incorporation which requires the Company to redeem shares of the Company’s Preferred Stock with the net proceeds the Company may receive in the event (i) the Company sells any of its shares of Benihana Preferred Stock, (ii) the Company sells any shares of Benihana’s common stock received upon conversion of the Benihana Preferred Stock or (iii) Benihana redeems any shares of the Benihana Preferred Stock owned by the Company. Additionally, the Amendment entitles the holders of the Preferred Stock to receive directly from Benihana certain payments on the shares of Benihana Preferred Stock owned by the Company, in the event the Company defaults on its obligation to make dividend payments on the Preferred Stock. For further information, see Note 34 of the notes to the consolidated financial statements of BFC included elsewhere in this joint proxy statement/prospectus.

Employees

Management believes that its relations with its employees are satisfactory. The Company currently maintains employee benefit programs that are considered by management to be generally competitive with programs provided by other major employers in its markets.

The number of employees at the indicated dates was:

	December 31, 2008		December 31, 2007
	Full-Time	Part-Time	Full-Time	Part-Time

BFC	37	1	47	1

At December 31, 2008, BFC had eight full time employees and one part time employee dedicated to BFC operations in the Company’s executive, administrative and finance areas and twenty nine employees in our shared services operations in the areas of investor relations, human resources, risk management and executive office administration. These shared service employees are utilized by the affiliated entities and their costs are allocated to the affiliated companies based upon their usage of services.

Financial Services Segments

BFC’s Financial Services activities are comprised of the operations of BankAtlantic Bancorp. BankAtlantic Bancorp presents its results in two reportable segments and its results of operations are consolidated with BFC Financial Corporation. The only assets available to BFC Financial Corporation from BankAtlantic

Bancorp are dividends when and if declared and paid by BankAtlantic Bancorp. BankAtlantic Bancorp is a separate public company and its management prepared the following discussion which was included in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission. Accordingly, references to the “Company”, “we”, “us” , “our” or “Parent Company” in this “Financial Services Segments” section are references to BankAtlantic Bancorp and its subsidiaries, and are not references to BFC Financial Corporation.

BankAtlantic Bancorp — the Company

We are a Florida-based bank holding company and own BankAtlantic and its subsidiaries. BankAtlantic provides a full line of products and services encompassing retail and business banking. We report our operations through two business segments consisting of BankAtlantic and BankAtlantic Bancorp, the Parent Company. Detailed operating financial information by segment is included in Note 30 to the Company’s consolidated financial statements. On February 28, 2007, the Company completed the sale to Stifel Financial Corp. (“Stifel”) of Ryan Beck Holdings, Inc. (“Ryan Beck”), a subsidiary engaged in retail and institutional brokerage and investment banking. As a consequence, the Company exited this line of business and the results of operations of Ryan Beck are presented as “Discontinued Operations” in the Company’s consolidated financial statements for the years ended December 31, 2007 and 2006.

Our Internet website address is www.bankatlanticbancorp.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge through our website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our Internet website and the information contained in or connected to our website are not incorporated herein.

As of December 31, 2008, we had total consolidated assets of approximately $5.8 billion and stockholders’ equity of approximately $244 million.

BankAtlantic

BankAtlantic is a federally-chartered, federally-insured savings bank organized in 1952. It is one of the largest financial institutions headquartered in Florida and provides traditional retail banking services and a wide range of business banking products and related financial services through a network of more than 100 branches or “stores” in southeast and central Florida and the Tampa Bay area, primarily in the metropolitan areas surrounding the cities of Miami, Ft. Lauderdale, West Palm Beach and Tampa, which are located in the heavily-populated Florida counties of Miami-Dade, Broward, Palm Beach, Hillsborough and Pinellas.

BankAtlantic’s primary business activities include:

•	attracting checking and savings deposits from individuals and business customers,

•	originating commercial real estate, middle market, consumer and small business loans,

•	purchasing wholesale residential loans, and

•	investing in mortgage-backed securities, tax certificates and other securities.

BankAtlantic’s business strategy

BankAtlantic is currently focusing its efforts in the following areas:

•	Continuing the Bank’s “Florida’s Most Convenient Bank” Initiative. BankAtlantic began its “Florida’s Most Convenient Bank” initiative in 2002, when it introduced seven-day banking in Florida. This banking initiative resulted in a significant increase in core deposits (demand deposit accounts, NOW checking accounts and savings accounts). BankAtlantic’s core deposits increased from approximately $600 million as of December 31, 2001 to $2.2 billion as of December 31, 2008. We believe the competitive market for deposits, the impact of the recession on our customers as well as reduced confidence in the banking system negatively impacted the growth of core deposits, which at

December 31, 2008 declined by $151.0 million or 7% from December 31, 2007. While we believe that the decrease is a reflection of what is happening in the market generally, we are implementing strategies which we believe will enhance customer loyalty with our current customers and attract new customers in an effort to increase our core deposit balances.

•	Maintaining and Strengthening our Capital Position. BankAtlantic exceeded all applicable regulatory capital requirements and was considered a “well capitalized” financial institution at December 31, 2008. See “Regulation and Supervision” — Capital Requirements” for an explanation of capital standards. Management has implemented initiatives with a view to preserving capital in response to the current recessionary economic environment. These initiatives include reducing assets as a result of loan and securities repayments in the ordinary course, eliminating cash dividends to the Parent Company, consolidating back-office facilities, decreasing store and call center hours, reducing staffing levels and marketing expenses, selling its central Florida stores, delaying its retail network expansion, and pursuing efforts to improve other operational efficiencies.

•	Managing Credit Risk. BankAtlantic believes that its underwriting policies and procedures are structured to enable it to offer products and services to its customers while minimizing its exposure to credit risk. However, the economic recession and the substantial decline in real estate values throughout the United States, and particularly in Florida, have had an adverse impact on the credit quality of our loan portfolio. In response, BankAtlantic has attempted to address credit risk through steps which include:

•	Specifically monitored certain commercial and residential land acquisition, development and construction loans and related collateral;

•	Focused efforts and enhanced staffing relating to loan work-outs and collection processes;

•	Suspended the origination of land and residential acquisition, development and construction loans;

•	Transferred $101.5 million of non-performing commercial real estate loans to the Parent Company in March 2008;

•	Substantially reduced home equity loan originations based on the implementation of new underwriting requirements;

•	Terminated certain home equity loan unused lines of credit based on declines in borrower credit scores or the value of loan collateral; and

•	Increased the frequency of targeted loan reviews.

•	Reducing Operating Expenses. Management continued initiatives to decrease operating expenses during 2008, including lowering advertising and marketing expenditures, exiting the Orlando market, reducing store hours, shortening call center hours, reducing staffing levels, renegotiating vendor contracts, outsourcing certain back-office functions, and consolidating back-office operations. During 2009, management intends to seek to further reduce costs in a manner which does not materially impact the quality of customer service. BankAtlantic is also continuing to evaluate its products and services as well as its delivery systems and back-office support infrastructure with a view to providing cost effective and profitable products and services to its customers.

•	Diversification of BankAtlantic’s Loan Portfolio. BankAtlantic is focused on the diversification of its loan portfolio. During 2009 BankAtlantic intends to seek to generate a greater percentage of small business and middle market commercial non-mortgage loans through its retail and lending network. As middle market and small business loans grow, we expect that commercial real estate loan portfolio balances and residential mortgage loans will decline during 2009 through the scheduled repayment of existing loans and significant reductions in commercial real estate loan originations.

Loan Products

BankAtlantic offers a number of lending products to its customers. Historically, primary lending products have included residential loans, commercial real estate loans, commercial business loans, consumer loans and small business loans.

Residential:  Historically, BankAtlantic has purchased residential loans in the secondary markets that have been originated by other institutions. These loans, which are serviced by independent servicers, are secured by properties located throughout the United States. When BankAtlantic purchases residential loans, it evaluates the originator’s underwriting of the loans and, for most individual loans, performs confirming credit analyses. Residential loans are typically purchased in bulk and are generally non-conforming loans under agency guidelines due to the size of the individual loans. BankAtlantic sets general guidelines for loan purchases relating to loan amount, type of property, state of residence, loan-to-value ratios, the borrower’s sources of funds, appraised amounts and loan documentation, but actual purchases will generally reflect availability and market conditions, and may vary from BankAtlantic’s general guidelines. The weighted average FICO credit scores and loan-to-value ratios (calculated at the time of origination) of purchased loans outstanding as of December 31, 2008 was 742 and 68%, respectively, and the original back end debt ratio was a weighted average of 33%. Included in these purchased residential loans are interest-only loans. These loans result in possible future increases in a borrower’s loan payments when the contractually required repayments increase due to interest rate adjustments and when required amortization of the principal amount commences. These payment increases could affect a borrower’s ability to repay the loan and lead to increased defaults and losses. At December 31, 2008, BankAtlantic’s residential loan portfolio included $980 million of interest-only loans, $44.8 million of which will become fully amortizing and have interest rates reset in 2009. The credit scores and loan-to-value ratios for interest-only loans are similar to amortizing loans. BankAtlantic has attempted to manage the credit risk associated with these loans by limiting purchases of interest-only loans to those originated to borrowers that it believes to be credit worthy, with loan-to-value and total debt to income ratios within agency guidelines. BankAtlantic does not purchase sub-prime, option-arm, “pick-a-payment” or negative amortizing residential loans. Loans in the purchased residential loan portfolio generally do not have prepayment penalties.

BankAtlantic also originates residential loans to customers that are then sold on a servicing released basis to a correspondent. It also originates and holds certain residential loans, which are made primarily to “low to moderate income” borrowers in accordance with requirements of the Community Reinvestment Act. The underwriting of these loans generally follows government agency guidelines and independent appraisers typically perform on-site inspections and valuations of the collateral. The outstanding balance of the loans in this portfolio at December 31, 2008 was $70 million.

Commercial Real Estate:  BankAtlantic provides commercial real estate loans for acquisition, development and construction of various types of properties including office buildings and retail shopping centers. BankAtlantic also provides loans to acquire or refinance existing income-producing properties. These loans are primarily secured by property located in Florida. Commercial real estate loans are generally originated in amounts based upon the appraised value of the collateral or estimated cost to construct, generally have a loan to value ratio at the time of origination of less than 80%, and generally require that one or more of the principals of the borrowing entity guarantee these loans. Most of these loans have variable interest rates and are indexed to either prime or LIBOR rates.

Historically, we made three categories of commercial real estate loans that we believe have resulted in significant exposure to BankAtlantic based on declines in the Florida residential real estate market. We discontinued the origination of these loan products in 2007. These categories are builder land bank loans, land acquisition and development loans, and land acquisition, development and construction loans. The builder land bank loan category consists of land loans to borrowers who have or had land purchase option agreements with regional and/or national builders. These loans were originally underwritten based on projected sales of the developed lots to the builders/option holders, and timely repayment of the loans is primarily dependent upon the sale of the property pursuant to the options. If the lots are not sold as originally anticipated, BankAtlantic anticipates that the borrower may not be in a position to service the loan, with the likely result being an increase in nonperforming loans and loan losses in this category. The land acquisition and development loan category consists of loans secured by residential land which was intended to be developed by the borrower and sold to homebuilders. We believe that the underwriting on these loans was generally more stringent than builder land bank loans, as an option agreement with a regional or national builder did not exist at the origination date. The land acquisition, development and construction loans are secured by residential land which was intended to be fully developed by the borrower who also might have plans to construct homes on the property. These loans generally involved property with a longer investment and development horizon, are guaranteed by the borrower or individuals and/or are secured by additional collateral or equity such that it is expected that the borrower will have the ability to service the debt for a longer period of time.

BankAtlantic has historically sold participations in commercial real estate loans that it originated, and administers the loan and provides participants periodic reports on the progress of the project for which the loan was made. Major decisions regarding the loans are made by the participants on either a majority or unanimous basis. As a result, BankAtlantic generally cannot significantly modify the loans without either majority or unanimous consent of the participants. BankAtlantic’s sale of loan participations has the effect of reducing its exposure on individual projects and was required in some cases, in order to comply with the regulatory “loans to one borrower” limitations. BankAtlantic has also purchased commercial real estate loan participations from other financial institutions and in such cases BankAtlantic may not be in a position to control decisions made with respect to the loans.

Commercial Business:  BankAtlantic generally makes commercial business loans to medium sized companies in Florida. It lends on both a secured and unsecured basis, although the majority of its loans are secured. Commercial business loans are typically secured by the receivables, inventory, equipment, real estate, and/or general corporate assets of the borrowers. Commercial business loans generally have variable interest rates that are prime or LIBOR-based. These loans are typically originated for terms ranging from one to five years.

Standby Letters of Credit and Commitments:  Standby letters of credit are conditional commitments issued by BankAtlantic to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is the same as extending loans to customers. BankAtlantic may hold certificates of deposit, liens on corporate assets and liens on residential and commercial property as collateral for letters of credit. BankAtlantic issues commitments for commercial real estate and commercial business loans.

Consumer:  Consumer loans primarily consist of loans to individuals originated through BankAtlantic’s retail network. Approximately 90% of originations are home equity lines of credit secured by a first or second mortgage on the primary residence of the borrower. Approximately 20% of home equity lines of credit balances are secured by a first mortgage on the property. Home equity lines of credit have prime-based interest rates and generally mature in 15 years. Other consumer loans generally have fixed interest rates with terms ranging from one to five years. The credit quality of consumer loans is adversely impacted by increases in the unemployment rate and declining real estate values. During 2008, BankAtlantic experienced higher than historical losses in this portfolio as a result of deteriorating economic conditions. In an attempt to address this issue, BankAtlantic has adopted more stringent underwriting criteria for consumer loans which has the effect of significantly reducing consumer loan originations.

Small Business:  BankAtlantic originates small business loans to companies located primarily in markets within BankAtlantic’s store network. Small business loans are primarily originated on a secured basis and generally do not exceed $1.0 million for non-real estate secured loans and $2.0 million for real estate secured loans. These loans are generally originated with maturities ranging from one to three years or upon demand; however, loans collateralized by real estate could have terms of up to fifteen years. Lines of credit extended to small businesses are due upon demand. Small business loans have either fixed or variable prime-based interest rates. During 2009, BankAtlantic intends to target small business lending to specific industries that it believes may lead to profitable customer relationships.

The composition of the loan portfolio was (in millions):

	As of December 31,
	2008		2007		2006		2005		2004
	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct

Loans receivable:
Real estate loans:
Residential	$1,930	45.34	2,156	47.66	2,151	46.81	2,030	43.92	2,057	45.16%
Consumer — home equity	719	16.89	676	14.94	562	12.23	514	11.12	457	10.03
Construction and development	301	7.07	416	9.20	475	10.34	785	16.99	766	16.82
Commercial	930	21.85	882	19.49	973	21.17	979	21.18	1,004	22.04
Small business	219	5.14	212	4.69	187	4.07	152	3.29	124	2.72
Loans to Levitt Corporation	—	0.00	—	0.00	—	0.00	—	0.00	9	0.20
Other loans:
Commercial business	143	3.36	131	2.90	157	3.42	88	1.90	93	2.04
Small business — non-mortgage	108	2.54	106	2.34	98	2.13	83	1.80	67	1.47
Consumer	26	0.61	31	0.68	26	0.57	27	0.59	18	0.40
Residential loans held for sale	3	0.07	4	0.09	9	0.20	3	0.06	5	0.11

Total	4,379	102.87	4,614	101.99	4,638	100.94	4,661	100.85	4,600	100.99

Adjustments:
Unearned discounts (premiums)	(3)	(0.07)	(4)	(0.09)	(1)	(0.02)	(2)	(0.04)	(1)	(0.02)
Allowance for loan losses	125	2.94	94	2.08	44	0.96	41	0.89	46	1.01

Total loans receivable, net	$4,257	100.00	4,524	100.00	4,595	100.00	4,622	100.00	4,555	100.00%

At March 31, 2008, BankAtlantic transferred $101.5 million of non-performing commercial loans to a subsidiary of the Parent Company.

Included in BankAtlantic’s commercial, construction and development loan portfolio was the following (in millions):

	As of December 31,
	2008	2007

Builder land bank loans	$62	150
Land acquisition and development loans	166	202
Land acquisition, development and construction loans	76	151

Total commercial residential development loans(1)	$304	503

(1)	At March 31, 2008, $101.5 million of non-performing loans were transferred to a subsidiary of the Parent Company.

Investments

Securities Available for Sale:  BankAtlantic invests in obligations of, or securities guaranteed by the U.S. government or its agencies, such as mortgage-backed securities and real estate mortgage investment conduits (REMICs), which are accounted for as securities available for sale. BankAtlantic’s securities available for sale portfolio at December 31, 2008 reflects a decision to seek high credit quality and securities guaranteed by government sponsored enterprises in an attempt to minimize credit risk in its investment portfolio to the extent possible. The available for sale securities portfolio serves as a source of liquidity while at the same time provides a means to moderate the effects of interest rate changes. The decision to purchase and sell securities from time to time is based upon a current assessment of the economy, the interest rate environment, and capital and liquidity strategies and requirements. BankAtlantic’s investment portfolio does not include credit default swaps, commercial paper, collateralized debt obligations, structured investment vehicles, auction rate securities or equity securities in Fannie Mae or Freddie Mac.

Tax Certificates:  Tax certificates are evidences of tax obligations that are sold through auctions or bulk sales by various state and local taxing authorities. Certain municipalities bulk sale their entire tax certificates for the prior year by auctioning the portfolio to the highest bidder instead of auctioning each property. The tax obligation arises when the property owner fails to timely pay the real estate taxes on the property. Tax certificates represent a priority lien against the real property for the delinquent real estate taxes. The minimum repayment to satisfy the lien is the certificate amount plus the interest accrued through the redemption date, plus applicable penalties, fees and costs. Tax certificates have no payment schedule or stated maturity. If the certificate holder does not file for the deed within established time frames, the certificate may become null and void and lose its value. BankAtlantic’s experience with this type of investment has generally been favorable because the rates earned are generally higher than many alternative investments and substantial repayments typically occur over a one-year period. During 2008, BankAtlantic discontinued acquiring tax certificates through bulk sale auctions as it experienced higher than historical losses on legacy bulk purchased tax certificates which included properties in distressed areas outside the State of Florida.

Derivative Investments:  From time to time, based on market conditions, BankAtlantic writes call options on recently purchased agency securities (“covered calls”). Management pursues this periodic investment strategy when it believes it will generate non-interest income or alternatively, the acquisition of agency securities on desirable terms. BankAtlantic had no derivative investments outstanding as of December 31, 2008.

The composition, yields and maturities of BankAtlantic’s securities available for sale, investment securities and tax certificates were as follows (dollars in thousands):

			Mortgage-	Corporate		Weighted
	Tax	Tax-Exempt	Backed	Bond		Average
	Certificates	Securities	Securities	and Other	Total	Yield

December 31, 2008
Maturity:(1)
One year or less	$224,434	—	—	—	224,434	6.68%
After one through five years	—	—	101	250	351	3.98
After five through ten years	—	—	36,885	—	36,885	5.16
After ten years	—	—	662,238	—	662,238	4.77

Fair values(2)	$224,434	—	699,224	250	923,908	5.25%

Amortized cost(2)	$213,534	—	687,344	250	901,128	6.00%

Weighted average yield based on fair values	6.68	—	4.79	4.30	5.25
Weighted average maturity (yrs)	1.0	—	23.95	1.67	18.50

December 31, 2007
Fair values(2)	$188,401	—	788,461	681	977,543	5.90%

Amortized cost(2)	$188,401	—	785,682	685	974,768	6.06%

December 31, 2006
Fair values(2)	$195,391	397,244	361,750	675	955,060	6.17%

Amortized cost(2)	$195,391	397,469	365,565	685	959,110	6.05%

(1)	Except for tax certificates, maturities are based upon contractual maturities. Tax certificates do not have stated maturities, and estimates in the above table are based upon historical repayment experience (generally 1 to 2 years).

(2)	Equity and tax exempt securities held by the Parent Company with a cost of $3.6 million, $162.6 million, and $88.6 million and a fair value of $4.1 million, $179.5 million, and $99.9 million, at December 31, 2008, 2007 and 2006, respectively, were excluded from the above table. At December 31, 2008, equities held by BankAtlantic with a cost of $0.8 million and a fair value of $0.8 million was excluded from the above table.

A summary of the amortized cost and gross unrealized appreciation or depreciation of estimated fair value of tax certificates and investment securities and available for sale securities follows (in thousands):

	December 31, 2008(1)
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Appreciation	Depreciation	Fair Value

Tax certificates and investment securities:
Tax certificates:
Cost equals market	$213,534	10,900	—	224,434
Securities available for sale:
Investment securities:
Cost equals market	250	—	—	250
Market over cost	—	—	—	—
Cost over market	—	—	—	—
Mortgage-backed securities:
Cost equals market	—	—	—	—
Market over cost	654,199	12,863	—	667,062
Cost over market	33,145	—	983	32,162

Total	$901,128	23,763	983	923,908

(1)	The above table excludes Parent Company equity securities with a cost of $3.6 million and a fair value of $4.1 million at December 31, 2008. At December 31, 2008, equities held by BankAtlantic with a cost of $0.8 million and a fair value of $0.8 million was excluded from the above table.

Deposit products and borrowed funds:

Deposits:  BankAtlantic offers checking and savings accounts to individuals and business customers. These include commercial demand deposit accounts, retail demand deposit accounts, savings accounts, money market accounts, certificates of deposit, various NOW accounts and IRA and Keogh retirement accounts. BankAtlantic also obtains deposits from brokers and municipalities. BankAtlantic solicits deposits from customers in its geographic market through marketing and relationship banking activities primarily conducted through its sales force and store network. BankAtlantic primarily solicits deposits at its branches (or stores) through its “Florida’s Most Convenient Bank” initiative. During 2008, BankAtlantic began participating in the Certificate of Deposit Account Registry Services (“CDARS”) program. This program allows BankAtlantic to offer to its customers federally insured deposits up to $50 million. BankAtlantic has also elected to participate in the FDIC’s “Transaction Account Guarantee Program” whereby the FDIC through December 31, 2009 fully insures BankAtlantic’s entire portfolio of non-interest bearing deposits, and interest-bearing deposits with rates at or below fifty basis points and, subject to applicable terms, insures up to $250,000 of other deposit accounts.

Federal Home Loan Bank (“FHLB”) Advances:  BankAtlantic is a member of the FHLB of Atlanta and can obtain secured advances from the FHLB of Atlanta. These advances can be collateralized by a security lien against its residential loans, certain commercial loans and its securities. In addition, BankAtlantic must maintain certain levels of FHLB stock based upon outstanding advances.

Other Short-Term Borrowings:  BankAtlantic’s short-term borrowings consist of securities sold under agreements to repurchase, treasury tax and loan borrowings, term auction facilities, and federal funds.

•	Securities sold under agreements to repurchase include a sale of a portion of its current investment portfolio (usually mortgage-backed securities and REMICs) at a negotiated rate and an agreement to repurchase the same assets on a specified future date. BankAtlantic issues repurchase agreements to institutions and to its customers. These transactions are collateralized by securities in its investment portfolio but are not insured by the FDIC.

•	Treasury tax and loan borrowings represent BankAtlantic’s participation in the Federal Reserve Treasury Investment Program. Under this program the Federal Reserve places funds with BankAtlantic obtained from treasury tax and loan payments received by financial institutions.

•	Federal funds borrowings occur under established facilities with various federally-insured banking institutions to purchase federal funds. We also have a borrowing facility with various federal agencies which may place funds with us at overnight rates. BankAtlantic uses these facilities on an overnight basis to assist in managing its cash requirements. These advances are collateralized by a security lien against its consumer loans.

•	Term auction facilities represent short term borrowings from the Federal Reserve System. These borrowings are collateralized by securities available for sale and are generally at federal fund interest rates which have been lower interest rates than alternative borrowings.

•	BankAtlantic’s other borrowings have floating interest rates and consist of a mortgage-backed bond and subordinated debentures.

Parent Company

The Parent Company (“Parent”) operations primarily consist of financing of the capital needs of BankAtlantic and its subsidiaries and management of the asset work-out subsidiary and other investments. In March 2008, the Parent Company used a portion of its proceeds obtained from the Ryan Beck sale to Stifel to form an asset work-out subsidiary which purchased from BankAtlantic $101.5 million of non-performing loans at BankAtlantic’s carrying value. The work-out subsidiary has entered into an agreement with BankAtlantic to service the transferred non-performing loans. The Parent also has arrangements with BFC Financial Corporation (“BFC”) for BFC to provide certain human resources, insurance management, investor relations, and other administrative services to the Parent and its subsidiaries. The Parent obtains its funds from issuances of equity and debt securities, proceeds from sales of investment securities, returns on portfolio investments, repayments and pay downs of loans in its workout subsidiary and dividends from its subsidiaries. The Parent provides funds to its subsidiaries as capital contributions for general corporate purposes. The largest expense of the Parent Company is interest expense on junior subordinated debentures issued in connection with trust preferred securities. The Company has the right to defer quarterly payments of interest on the junior subordinated debentures for a period not to exceed 20 consecutive quarters without default or penalty. In February and March 2009, the Company notified the trustees under its junior subordinated debentures that it has elected to defer its quarterly interest payments. During the deferral period, the respective trusts will likewise suspend the declaration and payment of dividends on the trust preferred securities. Additionally, during the deferral period, the Company will not pay dividends on or repurchase its common stock. The Parent Company deferred the interest and dividend payments in order to preserve its liquidity in response to current economic conditions.

The Company had the following cash and investments as of December 31, 2008. There is no assurance that these investments will maintain the estimated fair value indicated on the table below or that we would receive proceeds equal to estimated fair value upon the liquidation of these investments.

	As of December 31, 2008
		Gross	Gross
	Carrying	Unrealized	Unrealized	Estimated
	Value	Appreciation	Depreciation	Fair Value
		(In thousands)

Cash and cash equivalents	$37,116	—	—	37,116
Equity securities	1,597	—	—	1,597
Private investment securities	2,036	467	—	2,503

Total	$40,749	467	—	41,216

The Company anticipates receiving additional funds currently estimated at $9.1 million during 2009 as an earn-out payment associated with the sale of Ryan Beck to Stifel.

The Parent Company’s work-out subsidiary holds the following commercial loans with outstanding balances as of December 31, 2008 by loan category as follows:

Amount
(In millions)

Builder land bank loans	$22
Land acquisition and development loans	17
Land acquisition, development and construction loans	29
Commercial	14

Total commercial loans	$82

Employees

Management believes that its relations with its employees are satisfactory. The Company currently maintains comprehensive employee benefit programs that are considered by management to be generally competitive with programs provided by other major employers in its markets.

The number of employees at the indicated dates was:

	December 31, 2008		December 31, 2007
	Full-Time	Part-Time	Full-Time	Part-Time

BankAtlantic Bancorp	6	—	7	—
BankAtlantic	1,698	143	2,207	355

Total	1,704	143	2,214	355

Competition

The banking and financial services industry is very competitive and is in a transition period. The financial services industry is experiencing a severe downturn and there is increased competition in the marketplace. We expect continued consolidation in the financial service industry creating larger financial institutions. Our primary method of competition is emphasis on relationship banking, customer service and convenience, including our Florida’s Most Convenient Bank and Local Market Management initiatives.

We face substantial competition for both loans and deposits. Competition for loans comes principally from other banks, savings institutions and other lenders. This competition could decrease the number and size of loans that we make and the interest rates and fees that we receive on these loans.

We compete for deposits with banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds and mutual funds. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased competition for deposits could increase our cost of funds, reduce our net interest margin and adversely affect our results of operations.

Regulation and Supervision

Holding Company

We are a unitary savings and loan holding company within the meaning of the Home Owners’ Loan Act, as amended, or HOLA. As such, we are registered with the Office of Thrift Supervision, or OTS, and are subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over us. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings bank.

HOLA prohibits a savings bank holding company, directly or indirectly, or through one or more subsidiaries, from:

•	acquiring another savings institution or its holding company without prior written approval of the OTS;

•	acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary savings institution, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by HOLA; or

•	acquiring or retaining control of a depository institution that is not insured by the FDIC.

In evaluating an application by a holding company to acquire a savings institution, the OTS must consider the financial and managerial resources and future prospects of the company and savings institution involved the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

As a unitary savings and loan holding company, we generally are not restricted under existing laws as to the types of business activities in which we may engage, provided that BankAtlantic continues to satisfy the Qualified Thrift Lender, or QTL, test. See “Regulation of Federal Savings Banks — QTL Test” for a discussion of the QTL requirements. If we were to make a non-supervisory acquisition of another savings institution or of a savings institution that meets the QTL test and is deemed to be a savings institution by the OTS and that will be held as a separate subsidiary, then we would become a multiple savings and loan holding company within the meaning of HOLA and would be subject to limitations on the types of business activities in which we can engage. HOLA limits the activities of a multiple savings institution holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation.

Transactions between BankAtlantic, including any of BankAtlantic’s subsidiaries, and us or any of BankAtlantic’s affiliates, are subject to various conditions and limitations. See “Regulation of Federal Savings Banks — Transactions with Related Parties.” BankAtlantic must seek approval from the OTS prior to any declaration of the payment of any dividends or other capital distributions to the Company. See “Regulation of Federal Savings Banks — Limitation on Capital Distributions.”

BankAtlantic

BankAtlantic is a federal savings association and is subject to extensive regulation, examination, and supervision by the OTS, as its chartering agency and primary regulator, and the FDIC, as its deposit insurer.

BankAtlantic’s deposit accounts are insured up to applicable limits by the Deposit Insurance Fund, which is administered by the FDIC. BankAtlantic must file reports with the OTS and the FDIC concerning its activities and financial condition. Additionally, BankAtlantic must obtain regulatory approvals prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions, and must submit applications or notices prior to forming certain types of subsidiaries or engaging in certain activities through its subsidiaries. The OTS and the FDIC conduct periodic examinations to assess BankAtlantic’s safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings bank can engage and is intended primarily for the protection of the insurance fund and depositors. The OTS and the FDIC have significant discretion in connection with their supervisory and enforcement activities and examination policies. Any change in such applicable activities or policies, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on us, BankAtlantic, and our operations.

The following discussion is intended to be a summary of the material banking statutes and regulations applicable to BankAtlantic, and it does not purport to be a comprehensive description of such statutes and regulations, nor does it include every federal and state statute and regulation applicable to BankAtlantic.

Regulation of Federal Savings Banks

Business Activities.  BankAtlantic derives its lending and investment powers from HOLA and the regulations of the OTS there under. Under these laws and regulations, BankAtlantic may invest in:

•	mortgage loans secured by residential and commercial real estate;

•	commercial and consumer loans;

•	certain types of debt securities; and

•	certain other assets.

BankAtlantic may also establish service corporations to engage in activities not otherwise permissible for BankAtlantic, including certain real estate equity investments and securities and insurance brokerage. These investment powers are subject to limitations, including, among others, limitations that require debt securities acquired by BankAtlantic to meet certain rating criteria and that limit BankAtlantic’s aggregate investment in various types of loans to certain percentages of capital and/or assets.

Loans to One Borrower.  Under HOLA, savings banks are generally subject to the same limits on loans to one borrower as are imposed on national banks. Generally, under these limits, the total amount of loans and extensions of credit made by a savings bank to one borrower or related group of borrowers outstanding at one time and not fully secured by collateral may not exceed 15% of the savings bank’s unimpaired capital and unimpaired surplus. In addition to, and separate from, the 15% limitation, the total amount of loans and extensions of credit made by a savings bank to one borrower or related group of borrowers outstanding at one time and fully secured by readily-marketable collateral may not exceed 10% of the savings bank’s unimpaired capital and unimpaired surplus. Readily-marketable collateral includes certain debt and equity securities and bullion, but generally does not include real estate. At December 31, 2008, BankAtlantic’s limit on loans to one borrower was approximately $77.8 million. At December 31, 2008, BankAtlantic’s largest aggregate amount of loans to one borrower was approximately $46.1 million and the second largest borrower had an aggregate balance of approximately $37.8 million.

QTL Test.  HOLA requires a savings bank to meet a QTL test by maintaining at least 65% of its “portfolio assets” in certain “qualified thrift investments” on a monthly average basis in at least nine months out of every twelve months. A savings bank that fails the QTL test must either operate under certain restrictions on its activities or convert to a bank charter. At December 31, 2008, BankAtlantic maintained approximately 79.0% of its portfolio assets in qualified thrift investments. BankAtlantic had also satisfied the QTL test in each of the nine months prior to December 2008 and, therefore, was a QTL.

Capital Requirements.  The OTS regulations require savings banks to meet three minimum capital standards:

•	a tangible capital requirement for savings banks to have tangible capital in an amount equal to at least 1.5% of adjusted total assets;

•	a leverage ratio requirement:

•	for savings banks assigned the highest composite rating of 1, to have core capital in an amount equal to at least 3% of adjusted total assets; or

•	for savings banks assigned any other composite rating, to have core capital in an amount equal to at least 4% of adjusted total assets, or a higher percentage if warranted by the particular circumstances or risk profile of the savings bank; and

•	a risk-based capital requirement for savings banks to have capital in an amount equal to at least 8% of risk-weighted assets.

In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings bank must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights assigned by the OTS capital regulations. The OTS monitors the risk management of individual institutions.

The OTS may impose an individual minimum capital requirement on institutions that it believes exhibit a higher degree of risk.

At December 31, 2008, BankAtlantic exceeded all applicable regulatory capital requirements.

There currently are no regulatory capital requirements directly applicable to us as a unitary savings and loan holding company apart from the regulatory capital requirements for savings banks that are applicable to BankAtlantic; however, changes in regulations could result in additional requirements being imposed on us.

Limitation on Capital Distributions.  The OTS regulations impose limitations upon certain capital distributions by savings banks, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

The OTS regulates all capital distributions by BankAtlantic directly or indirectly to us, including dividend payments. BankAtlantic currently must file an application to receive the approval of the OTS for a proposed capital distribution as the total amount of all of BankAtlantic’s capital distributions (including any proposed capital distribution) for the applicable calendar year exceeds BankAtlantic’s net income for that year-to-date period plus BankAtlantic’s retained net income for the preceding two years.

BankAtlantic may not pay dividends to the Company if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements, or in the event the OTS notified BankAtlantic that it was in need of more than normal supervision. Under the Federal Deposit Insurance Act, or FDIA, an insured depository institution such as BankAtlantic is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized.” Payment of dividends by BankAtlantic also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice.

Liquidity.  BankAtlantic is required to maintain sufficient liquidity to ensure its safe and sound operation, in accordance with OTS regulations.

Assessments.  The OTS charges assessments to recover the costs of examining savings banks and their affiliates, processing applications and other filings, and covering direct and indirect expenses in regulating savings banks and their affiliates. These assessments are based on three components:

•	the size of the savings bank, on which the basic assessment is based;

•	the savings bank’s supervisory condition, which results in an additional assessment based on a percentage of the basic assessment for any savings bank with a composite rating of 3, 4 or 5 in its most recent safety and soundness examination; and

•	the complexity of the savings bank’s operations, which results in an additional assessment based on a percentage of the basic assessment for any savings bank that has more than $1 billion in trust assets that it administers, loans that it services for others or assets covered by its recourse obligations or direct credit substitutes.

These assessments are paid semi-annually. BankAtlantic’s assessment expense during the year ended December 31, 2008 was approximately $1.0 million.

Branching.  Subject to certain limitations, HOLA and the OTS regulations permit federally chartered savings banks to establish branches in any state or territory of the United States.

Community Reinvestment.  Under the Community Reinvestment Act, or CRA, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA requires the OTS to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by the institution. This assessment focuses on three tests:

•	a lending test, to evaluate the institution’s record of making loans in its designated assessment areas;

•	an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and

•	a service test, to evaluate the institution’s delivery of banking services throughout its designated assessment area.

The OTS assigns institutions a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” The CRA requires all institutions to disclose their CRA ratings to the public. BankAtlantic received a “satisfactory” rating in its most recent CRA evaluation. Regulations also require all institutions to disclose certain agreements that are in fulfillment of the CRA.

Transactions with Related Parties.  BankAtlantic’s authority to engage in transactions with its “affiliates” is limited by Sections 23A and 23B of the Federal Reserve Act, or FRA, by Regulation W of the Federal Reserve Board, or FRB, implementing Sections 23A and 23B of the FRA, and by OTS regulations. The applicable OTS regulations for savings banks regarding transactions with affiliates generally conform to the requirements of Regulation W, which is applicable to national banks. In general, an affiliate of a savings bank is any company that controls, is controlled by, or is under common control with, the savings bank, other than the savings bank’s subsidiaries. For instance, we are deemed an affiliate of BankAtlantic under these regulations.

Generally, Section 23A limits the extent to which a savings bank may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the savings bank’s capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of the savings bank’s capital stock and surplus. A covered transaction generally includes:

•	making or renewing a loan or other extension of credit to an affiliate;

•	purchasing, or investing in, a security issued by an affiliate;

•	purchasing an asset from an affiliate;

•	accepting a security issued by an affiliate as collateral for a loan or other extension of credit to any person or entity; and

•	issuing a guarantee, acceptance or letter of credit on behalf of an affiliate.

Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, or acceptances of letters of credit issued on behalf of, an affiliate. Section 23B requires covered transactions and certain other transactions to be on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to the savings bank, as those prevailing at the time for transactions with or involving non-affiliates. Additionally, under the OTS regulations, a savings bank is prohibited from:

•	making a loan or other extension of credit to an affiliate that is engaged in any non-bank holding company activity; and

•	purchasing, or investing in, securities issued by an affiliate that is not a subsidiary.

Sections 22(g) and 22(h) of the FRA, Regulation O of the FRB, Section 402 of the Sarbanes-Oxley Act of 2002, and OTS regulations impose limitations on loans and extensions of credit from BankAtlantic and us to its and our executive officers, directors, controlling shareholders and their related interests. The applicable OTS regulations for savings banks regarding loans by a savings bank to its executive officers, directors and principal shareholders generally conform to the requirements of Regulation O, which is applicable to national banks.

Enforcement.  Under the FDIA, the OTS has primary enforcement responsibility over savings banks and has the authority to bring enforcement action against all “institution-affiliated parties,” including any controlling stockholder or any shareholder, attorney, appraiser and accountant who knowingly or recklessly participates in any violation of applicable law or regulation, breach of fiduciary duty, or certain other wrongful actions that have, or are likely to have, a significant adverse effect on an insured savings bank or cause it more than minimal loss. In addition, the FDIC has back-up authority to take enforcement action for unsafe and unsound practices. Formal enforcement action can include the issuance of a capital directive, cease and desist order, removal of officers and/or directors, institution of proceedings for receivership or conservatorship and termination of deposit insurance.

Examination.  A savings institution must demonstrate to the OTS its ability to manage its compliance responsibilities by establishing an effective and comprehensive oversight and monitoring program. The degree of compliance oversight and monitoring by the institution’s management determines the scope and intensity of the OTS’ examinations of the institution. Institutions with significant management oversight and monitoring of compliance will receive less intrusive OTS examinations than institutions with less oversight.

Standards for Safety and Soundness.  Pursuant to the requirements of the FDIA, the OTS, together with the other federal bank regulatory agencies, has adopted the Interagency Guidelines Establishing Standards for Safety and Soundness, or the Guidelines. The Guidelines establish general safety and soundness standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the Guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the Guidelines. If the OTS determines that a savings bank fails to meet any standard established by the Guidelines, then the OTS may require the savings bank to submit to the OTS an acceptable plan to achieve compliance. If a savings bank fails to comply, the OTS may seek an enforcement order in judicial proceedings and impose civil monetary penalties.

Shared National Credit Program.  The Shared National Credit Program is an interagency program, established in 1977, to provide a periodic credit risk assessment of the largest and most complex syndicated loans held or agented by financial institutions subject to supervision by a federal bank regulatory agency. The Shared National Credit Program is administered by the FRB, FDIC, OTS and the Office of the Comptroller of the Currency. The Shared National Credit Program covers any loan or loan commitment of at least $20 million (i) which is shared under a formal lending agreement by three or more unaffiliated financial institutions or (ii) a portion of which is sold to two or more unaffiliated financial institutions with the purchasing financial institutions assuming their pro rata share of the credit risk. The Shared National Credit Program is designed to provide uniformity and efficiency in the federal banking agencies’ analysis and rating of the largest and most complex credit facilities in the country by avoiding duplicate credit reviews and ensuring consistency in rating determinations. The federal banking agencies use a combination of statistical and judgmental sampling techniques to select borrowers for review each year. The selected borrowers are reviewed and the credit quality rating assigned by the applicable federal banking agency’s examination team will be reported to each financial institution that participates in the loan as of the examination date. The assigned ratings are used during examinations of the other financial institutions to avoid duplicate reviews and ensure consistent treatment of these loans. BankAtlantic has entered into participations with respect to certain of its loans and has acquired participations in the loans of other financial institutions which are subject to this program and accordingly these loans may be subject to this additional review.

Real Estate Lending Standards.  The OTS and the other federal banking agencies adopted regulations to prescribe standards for extensions of credit that are secured by liens on or interests in real estate or are made for the purpose of financing the construction of improvements on real estate. The OTS regulations require each savings bank to establish and maintain written internal real estate lending standards that are consistent with OTS guidelines and with safe and sound banking practices and which are appropriate to the size of the savings bank and the nature and scope of its real estate lending activities.

Prompt Corrective Regulatory Action.  Under the OTS Prompt Corrective Action Regulations, the OTS is required to take certain, and is authorized to take other, supervisory actions against undercapitalized savings banks, such as requiring compliance with a capital restoration plan, restricting asset growth, acquisitions, branching and new lines of business and, in extreme cases, appointment of a receiver or conservator. The severity of the action required or authorized to be taken increases as a savings bank’s capital deteriorates. Savings banks are classified into five categories of capitalization as “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Generally, a savings bank is categorized as “well capitalized” if:

•	its total capital is at least 10% of its risk-weighted assets;

•	its core capital is at least 6% of its risk-weighted assets;

•	its core capital is at least 5% of its adjusted total assets; and

•	it is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by the OTS, or certain regulations, to meet or maintain a specific capital level for any capital measure.

The OTS categorized BankAtlantic as “well capitalized” following its last examination. However, there is no assurance that it will continue to be deemed “well capitalized” even if current capital ratios are maintained in circumstances where asset quality continues to deteriorate.

Insurance of Deposit Accounts.  Savings banks are subject to a risk-based assessment system for determining the deposit insurance assessments to be paid by them.

Until December 31, 2006, the FDIC had assigned each savings institution to one of three capital categories based on the savings institution’s financial information as of its most recent quarterly financial report filed with the applicable bank regulatory agency prior to the assessment period. The FDIC had also assigned each savings institution to one of three supervisory subcategories within each capital category based upon a supervisory evaluation provided to the FDIC by the savings institution’s primary federal regulator and information that the FDIC determined to be relevant to the savings institution’s financial condition and the risk posed to the previously existing deposit insurance funds. A savings institution’s deposit insurance assessment rate depended on the capital category and supervisory subcategory to which it was assigned. Insurance assessment rates ranged from 0.00% of deposits for a savings institution in the highest category (i.e., well capitalized and financially sound, with no more than a few minor weaknesses) to 0.27% of deposits for a savings institution in the lowest category (i.e., undercapitalized and substantial supervisory concern).

On January 1, 2007, the Federal Deposit Insurance Reform Act of 2005, or the Reform Act, became effective. The Reform Act, among other things, merged the Bank Insurance Fund and the Savings Association Insurance Fund, both of which were administered by the FDIC, into a new fund administered by the FDIC known as the Deposit Insurance Fund, or DIF, and increased the coverage limit for certain retirement plan deposits to $250,000, but maintained the basic insurance coverage limit of $100,000 for other depositors. On October 3, 2008, the Emergency Economic Stabilization Act of 2008, or the Stabilization Act, temporarily raised the basic insurance coverage limit to $250,000. The Stabilization Act provides that the basic insurance limit will return to $100,000 after December 31, 2009.

As a result of the Reform Act, the FDIC now assigns each savings institution to one of four risk categories based upon the savings institution’s capital evaluation and supervisory evaluation. The capital evaluation is based upon financial information as of the savings institution’s most recent quarterly financial report filed with the applicable bank regulatory agency at the end of each quarterly assessment period. The supervisory evaluation is based upon the results of examination findings by the savings institution’s primary federal regulator and information that the FDIC has determined to be relevant to the savings institution’s financial condition and the risk posed to the DIF. A savings institution’s deposit insurance assessment rate depends on the risk category to which it is assigned. For the quarter which began January 1, 2009, insurance assessment rates range from 12 cents per $100 in assessable deposits for a savings institution in the least risk category (i.e., well capitalized and financially sound with only a few minor weaknesses) to 50 cents per $100 in assessable deposits for a savings institution in the most risk category (i.e., undercapitalized and poses a substantial probability of loss to the DIF unless effective corrective action is taken).

The FDIC is authorized to raise the assessment rates in certain circumstances, which would affect savings institutions in all risk categories. The FDIC has exercised this authority several times in the past and could raise rates in the future. The FDIC has proposed to adjust, and in certain instances increase, insurance assessment rates for quarters beginning on or after April 1, 2009 as well as impose a special assessment payable September 30, 2009. While the special assessment is under continued discussion, increases in deposit insurance premiums would have an adverse effect on our earnings.

Privacy and Security Protection.  BankAtlantic is subject to the OTS regulations implementing the privacy and security protection provisions of the Gramm-Leach-Bliley Act, or GLBA. These regulations require a savings bank to disclose to its customers and consumers its policy and practices with respect to the privacy, and sharing with nonaffiliated third parties, of its customers and consumers’ “nonpublic personal information.” Additionally, in certain instances, BankAtlantic is required to provide its customers and consumers with the ability to “opt-out” of having BankAtlantic share their nonpublic personal information with nonaffiliated third parties. These regulations also require savings banks to maintain policies and procedures to safeguard their customers and consumers’ nonpublic personal information. BankAtlantic has policies and procedures designed to comply with GLBA and applicable privacy and security regulations.

Insurance Activities.  BankAtlantic is generally permitted to engage in certain insurance activities through its subsidiaries. The OTS regulations implemented pursuant to GLBA prohibit, among other things, depository institutions from conditioning the extension of credit to individuals upon either the purchase of an insurance product or annuity or an agreement by the consumer not to purchase an insurance product or annuity from an entity that is not affiliated with the depository institution. The regulations also require prior disclosure of this prohibition to potential insurance product or annuity customers.

Federal Home Loan Bank System.  BankAtlantic is a member of the Federal Home Loan Bank of Atlanta, which is one of the twelve regional FHLB’s composing the FHLB system. Each FHLB provides a central credit facility primarily for its member institutions as well as other entities involved in home mortgage lending. Any advances from a FHLB must be secured by specified types of collateral, and all long-term advances may be obtained only for the purpose of providing funds for residential housing finance. As a member of the FHLB of Atlanta, BankAtlantic is required to acquire and hold shares of capital stock in the FHLB of Atlanta. BankAtlantic was in compliance with this requirement with an investment in FHLB of Atlanta stock at December 31, 2008 of approximately $55 million. During the year ended December 31, 2008, the FHLB of Atlanta paid dividends of approximately $2.8 million on the capital stock held by BankAtlantic. If dividends were reduced or interest on future FHLB advances increased, BankAtlantic’s net interest income would likely also be reduced. The FHLB did not pay a dividend during the fourth quarter of 2008.

Federal Reserve System.  BankAtlantic is subject to provisions of the FRA and the FRB’s regulations, pursuant to which depository institutions may be required to maintain non-interest-earning reserves against their deposit accounts and certain other liabilities. Currently, federal savings banks must maintain reserves against transaction accounts (primarily NOW and regular interest and non-interest bearing checking accounts). The FRB regulations establish the specific rates of reserves that must be maintained, which are subject to adjustment by the FRB. BankAtlantic is currently in compliance with those reserve requirements. The required reserves must be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account as defined by the FRB. The effect of this reserve requirement is to reduce interest-earning assets. FHLB system members are also authorized to borrow from the Federal Reserve “discount window,” but FRB regulations require such institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

Anti-Terrorism and Anti-Money Laundering Regulations.  The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, or BSA, the USA PATRIOT Act puts in place measures intended to encourage information sharing among bank regulatory and law enforcement agencies. In addition, certain provisions of the USA PATRIOT Act impose affirmative obligations on a broad range of financial institutions, including savings banks.

Among other requirements, the USA PATRIOT Act and the related OTS regulations require savings banks to establish anti-money laundering programs that include, at a minimum:

•	internal policies, procedures and controls designed to implement and maintain the savings bank’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;

•	systems and procedures for monitoring and reporting of suspicious transactions and activities;

•	a designated compliance officer;

•	employee training;

•	an independent audit function to test the anti-money laundering program;

•	procedures to verify the identity of each customer upon the opening of accounts; and

•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or CIP, as part of its anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists.

Consumer Protection.  BankAtlantic is subject to federal and state consumer protection statutes and regulations, including the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act. Among other things, these acts:

•	require lenders to disclose credit terms in meaningful and consistent ways;

•	require financial institutions to establish policies and procedures regarding identity theft and notify customers of certain information concerning their credit reporting;

•	prohibit discrimination against an applicant in any consumer or business credit transaction;

•	prohibit discrimination in housing-related lending activities;

•	require certain lender banks to collect and report applicant and borrower data regarding loans for home purchase or improvement projects;

•	require lenders to provide borrowers with information regarding the nature and cost of real estate settlements;

•	prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions; and

•	prescribe penalties for violations of the requirements of consumer protection statutes and regulations.

Real Estate Development Segments

BFC’s Real Estate Development activities are comprised of the operations of Woodbridge. For detailed information regarding the business of Woodbridge and other information relating to Woodbridge, see the section of this joint proxy statement/prospectus captioned “Information About Woodbridge.”

PROPERTIES

The principal and executive offices of BFC, BankAtlantic and Woodbridge are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida, 33309. In May 2008, BFC and BFC Shared Service Corporation (“BFC Shared Service”), a wholly-owned subsidiary of BFC, entered into office lease agreements with BankAtlantic for office space in BankAtlantic’s corporate headquarters which is owned by BankAtlantic. Also, in May 2008, BFC entered into an office sub-lease agreement with Woodbridge for office space in BankAtlantic’s corporate headquarters.

The following table sets forth BankAtlantic owned and leased stores by region at December 31, 2008:

	Miami-		Palm	Tampa
	Dade	Broward	Beach	Bay

Owned full-service stores	9	13	25	7
Leased full-service stores	13	11	5	6
Ground leased full-service stores(1)	2	3	1	6

Total full-service stores	24	27	31	19

Lease expiration dates	2009-2026	2009-2015	2011-2014	2009-2026

Ground lease expiration dates	2026-2027	2017-2072	2026	2026-2032

(1)	Stores in which BankAtlantic owns the building and leases the land.

The following table sets forth leased drive-through facilities, leased back-office facilities and leased loan production offices by region at December 31, 2008:

	Miami-		Palm	Tampa	Orlando/
	Dade	Broward	Beach	Bay	Jacksonville

Leased drive-through facilities	1	2	—	—	—

Leased drive through expiration dates	2010	2011-2014	—	—	—

Leased back-office facilities	—	2	—	1	1

Leased back-office expiration dates	—	2009-2011	—	2011	2013

Leased loan production facilities	1	—	—	—	—

Leased loan production expiration dates	2009	—	—	—	—

As of December 31, 2008, BankAtlantic was seeking to sublease or terminate eight operating leases and had executed two ground leases for the construction of new stores. BankAtlantic also has six parcels of land held for sale with an estimated market value of $6.8 million.

	Miami-		Palm	Tampa	Orlando/
	Dade	Broward	Beach	Bay	Jacksonville

Executed leases for new stores	—	1	1	—	—

Executed lease expiration dates	—	2030	2029	—	—

Executed leases held for sublease	—	1	—	5	2

Executed lease expiration dates	—	2013	—	2010-2048	2028-2029

Land held for sale	—	—	1	1	4

Woodbridge owns an office building located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Two floors of this office building are currently leased to a third party and Woodbridge will continue to seek to lease the remaining space available at this office building including to affiliates. Core Communities owns its executive office building in Port St. Lucie, Florida. Woodbridge also has various month-to-month leases on the trailers occupied by it in Tradition Hilton Head. In addition to Woodbridge’s properties used for offices, Woodbridge additionally owns commercial space in Florida that is leased to third parties. Because of the nature of Woodbridge’s real estate operations, significant amounts of property are held as inventory and property and equipment in the ordinary course of Woodbridge’s business.

LEGAL PROCEEDINGS

Lashelle Farrington, individually and on behalf of all others similarly situated, v. BankAtlantic, a Federal Savings Bank, BA Financial Services, LLC, a Florida limited liability corporation, BankAtlantic Bancorp, Inc., a Florida corporation, BFC Financial Corporation, a Florida corporation, and Does 1-10, Case No. 09-006210 (11), in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida

On February 2, 2009, Lashelle Farington filed a purported class action for state common law breach of contract and unjust enrichment against BankAtlantic, several of its affiliates, and various unnamed officers and agents. Specifically, the Complaint alleges that BankAtlantic breached its Personal Account Depositor’s Agreement by charging overdraft fees for certain debit card purchases which allegedly did not cause the customers’ accounts to be overdrawn at time that they were paid. The Complaint alleges that rather than following the applicable provisions of the agreement, BankAtlantic charged overdraft fees for debit card purchases which occurred before the customer’s account was actually overdrawn.

On the breach of contract claim, the Plaintiff seeks to establish a class comprised of all persons or entities with BankAtlantic checking accounts who incurred these allegedly improper overdraft fees on debit card transactions within the previous 5 years. On the unjust enrichment claim, the purported class is the same except that the class period is within the previous 4 years. The Complaint does not allege any specific amount in controversy.

This case is in the initial stages and BankAtlantic has not yet filed any responsive pleadings. BankAtlantic believes the claims to be without merit and intends to vigorously defend the actions.

Joseph C. Hubbard, individually and on behalf of all others similarly situated, vs. BankAtlantic Bancorp, Inc., James A. White, Valerie C. Toalson, Jarett S. Levan, and Alan B. Levan, No. 0:07-cv-61542-UU, United States District Court, Southern District of Florida

On October 29, 2007, Joseph C. Hubbard filed a purported class action in the United States District Court for the Southern District of Florida against BankAtlantic Bancorp and four of its current or former officers. The Complaint, which was later amended on June 12, 2008, alleges that during the purported class period of November 9, 2005 through October 25, 2007, BankAtlantic Bancorp and the named officers knowingly and/or recklessly made misrepresentations of material fact regarding BankAtlantic and specifically BankAtlantic’s loan portfolio and allowance for loan losses. The Complaint seeks to assert claims for violations of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and seeks unspecified damages. On December 12, 2007, the Court consolidated into Hubbard a separately filed action captioned Alarm Specialties, Inc. v. BankAtlantic Bancorp, Inc., No. 0:07 — cv-61623-WPD that attempted to assert similar claims on behalf of the same class. On February 5, 2008, the Court appointed State-Boston Retirement System lead plaintiff and Lubaton Sucharow LLP to serve as lead counsel pursuant to the provisions of the Private Securities Litigation Reform Act. BankAtlantic Bancorp believes the claims to be without merit and intends to vigorously defend the actions.

D.W. Hugo, individually and on behalf of Nominal Defendant BankAtlantic Bancorp, Inc. vs. BankAtlantic Bancorp, Inc., Alan B. Levan, Jarett S. Levan, Jay C. McClung, Marcia K. Snyder, Valerie Toalson, James A. White, John E. Abdo, D. Keith Cobb, Steven M. Coldren, and David A. Lieberman, Case No. 0:08-cv-61018-UU, United States District Court, Southern District of Florida

On July 2, 2008, D.W. Hugo filed a purported class action which was brought as a derivative action on behalf of BankAtlantic Bancorp pursuant to Florida laws in the United States District Court, Southern District of Florida against BankAtlantic Bancorp and the above listed officers and directors. The Complaint alleges that the individual defendants breached their fiduciary duties by engaging in certain lending practices with respect to BankAtlantic’s Commercial Real Estate Loan Portfolio. The Complaint further alleges that BankAtlantic Bancorp’s public filings and statements did not fully disclose the risks associated with the Commercial Real Estate Loan Portfolio and seeks damages on behalf of BankAtlantic Bancorp. On December 2, 2008, the Circuit Court for Broward County stayed a separately filed action captioned Albert R. Feldman, Derivatively on behalf of Nominal Defendant BankAtlantic Bancorp, Inc. vs. Alan B. Levan, et al., Case No. 0846795 07 which attempted to assert substantially the same allegations as in the Hugo matter, but with somewhat different state law causes of action. The court granted the motion to stay the action pending further order of the court and allowing any party to move for relief from the stay, provided the moving party gives at least thirty days’ written notice to all of the non-moving parties. BankAtlantic Bancorp believes the claims to be without merit and intends to vigorously defend the actions.

Wilmine Almonor, individually and on behalf of all others similarly situated, vs. BankAtlantic Bancorp, Inc., Steven M. Coldren, Mary E. Ginestra, Willis N. Holcombe, Jarett S. Levan, John E. Abdo, David A. Lieberman, Charlie C. Winningham II, D. Keith Cobb, Bruno L. DiGiulian, Alan B. Levan, James A. White, the Security Plus Plan Committee, and Unknown Fiduciary Defendants 1-50, No. 0:07-cv-61862-DMM, United States District Court, Southern District of Florida

On December 20, 2007, Wilmine Almonor filed a purported class action in the United States District Court for the Southern District of Florida against BankAtlantic Bancorp and the above-listed officers, directors, employees, and organizations. The Complaint alleges that during the purported class period of November 9, 2005 to present, BankAtlantic Bancorp and the individual defendants violated the Employment Retirement Income Security Act (“ERISA”) by permitting company employees to choose to invest in BankAtlantic Bancorp’s Class A common stock in light of the facts alleged in the Hubbard securities lawsuit. The Complaint seeks to assert claims for breach of fiduciary duties, the duty to provide accurate information, the duty to avoid conflicts of interest under ERISA and seeks unspecified damages. On February 18, 2009, the Plaintiff filed a second amended complaint. BankAtlantic Bancorp believes the claims to be without merit and intends to vigorously defend the actions.

In October 2008, BankAtlantic Bancorp received a subpoena and notice of investigation by the Securities and Exchange Commission, Miami Regional Office. The subpoena requests a broad range of documents relating to, among other matters, recent and pending litigation to which BankAtlantic Bancorp is or was a party, certain of BankAtlantic’s non-performing, non-accrual and charged-off loans, BankAtlantic Bancorp’s cost saving measures, BankAtlantic Bancorp’s recently formed asset workout subsidiary and any purchases or sale of BankAtlantic Bancorp’s common stock by officers or directors of BankAtlantic Bancorp. BankAtlantic Bancorp intends to fully cooperate and provide the requested documentation.

For information concerning Woodbridge’s legal proceedings, see the section of this joint proxy statement/prospectus captioned “Information About Woodbridge — Legal Proceedings.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Class A Common Stock Market Information

For market information with respect to BFC’s Class A Common Stock, including the high and low sales prices for each quarter since the beginning of 2007, see the section of this joint proxy statement/prospectus above captioned “Comparative Stock Prices and Dividends.”

Class B Common Stock Market Information

BFC’s Class B Common Stock is quoted on the OTC Bulletin Board under the symbol “BFCFB.OB.” The following table sets forth, for the indicated periods, the high and low trading prices for BFC’s Class B Common Stock as reported by the National Association of Securities Dealers Automated Quotation System. The over-the-counter stock prices do not include retail mark-ups, mark-downs or commissions.

	High	Low

2007
First Quarter	$6.10	$5.00
Second Quarter	4.65	3.60
Third Quarter	3.50	2.25
Fourth Quarter	3.00	1.10
2008
First Quarter	$1.50	$1.08
Second Quarter	1.20	.65
Third Quarter	.75	.52
Fourth Quarter	.55	.25

Holders

As of July 2, 2009, there were approximately 2,710 record holders of BFC’s Class A Common Stock and approximately 720 record holders of BFC’s Class B Common Stock.

Dividends

For information with respect to the payment of dividends on BFC’s Class A Common Stock, see the section of this joint proxy statement/prospectus above captioned “Comparative Stock Prices and Dividends.”

There are restrictions on the payment of dividends by BankAtlantic to BankAtlantic Bancorp and in certain circumstances on the payment of dividends by BankAtlantic Bancorp to holders of its common stock, including BFC. In February 2009, BankAtlantic Bancorp elected to exercise its right to defer payments of interest on its outstanding junior subordinated debt associated with its trust preferred securities. BankAtlantic Bancorp is permitted to defer quarterly interest payments for up to 20 consecutive quarters. During the deferral period, BankAtlantic Bancorp will not pay dividends to its common shareholders, including BFC. BankAtlantic Bancorp can end the deferral period at any time. The availability of funds for dividend payments by BankAtlantic Bancorp depends upon BankAtlantic’s ability to pay dividends to BankAtlantic Bancorp. Current regulations applicable to the payment of cash dividends by savings institutions impose limits on capital distributions based on an institution’s regulatory capital levels, retained net income and net income. BankAtlantic Bancorp does not expect to receive dividend payments from BankAtlantic due to BankAtlantic’s recent net losses. Therefore, BFC does not expect to receive dividend payments from BankAtlantic Bancorp.

Equity Compensation Plan Information

The following table lists all securities authorized for issuance and outstanding under the Company’s equity compensation plans at December 31, 2008:

Number of Securities
Remaining Available for
	Number of Securities to	Weighted-Average	Future Issuance Under
	be Issued Upon Exercise	Exercise Price of	Equity Compensation Plans
	of Outstanding Options	Outstanding Options	(Excluding Outstanding
Plan Category	Warrants or Rights	Warrants or Rights	Options)

Equity compensation plans approved by security holders	1,797,960	$4.57	2,015,804
Equity compensation plans not approved by security holders	—	—	—

Total	1,797,960	$4.57	2,015,804

At the annual meeting of BFC’s shareholders held on May 19, 2009, BFC’s shareholders approved an amendment to BFC’s 2005 Stock Incentive Plan which, among other things, increased the aggregate number of shares of BFC’s Class A Common Stock available for grant under the plan from 3,000,000 shares to 6,000,000 shares. As a result of the amendment, 4,858,250 shares of BFC’s Class A Common Stock remain available for future issuance under the Company’s 2005 Stock Incentive Plan.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

BFC

Market risk is defined as the risk of loss arising from adverse changes in market valuations that arise from interest rate risk, foreign currency exchange rate risk, commodity price risk and equity price risk. BFC’s primary market risk is equity price risk.

Because BankAtlantic Bancorp and Woodbridge are consolidated in BFC’s financial statements, a significant change in the market price of their stock would not directly impact BFC’s financial results, but would likely have an effect on the market price of its common stock. The market price of BFC’s common stock and the market prices of BankAtlantic Bancorp’s and Woodbridge’s common stock are important to the valuation and financing capability of BFC. BFC also owns 800,000 shares of Benihana’s Series B Convertible Preferred Stock for which no market is available. The ability to realize or liquidate this investment will depend on future market and economic conditions and the ability to register the shares of Benihana’s Common Stock in the event that BFC’s investment in Benihana’s Series B Convertible Preferred stock is converted, all of which are subject to significant risk. At December 31, 2008, the closing price of Benihana’s Common Stock was $2.10 per share. The market value of Benihana’s Series B Convertible Preferred Stock if converted at December 31, 2008 would have been approximately $3.3 million. During the quarter ended December 31, 2008, BFC performed an impairment review of its investment in Benihana’s Series B Convertible Preferred Stock to determine if an impairment adjustment was needed. Based on the evaluation and the review of various qualitative and quantitative factors, BFC determined that there was an other-than-temporary decline of approximately $3.6 million and, accordingly, the investment was written down to its fair value of approximately $16.4 million.

BankAtlantic Bancorp

BankAtlantic Bancorp’s primary market risk is interest rate risk.

The amount of BankAtlantic’s interest earning assets and interest-bearing liabilities expected to reprice, prepay or mature in each of the indicated periods was as follows (in thousands):

	BankAtlantic Repricing Gap Table
	As of December 31, 2008
	1 Year	3 Years	5 Years	More Than
	or Less	or Less	or Less	5 Years	Total

Interest earning assets:
Loans:
Residential loans(1)
Fixed rate	$221,281	127,914	65,996	236,071	651,262
Hybrids ARM less than 5 years	64,444	40,703	6,118	—	111,265
Hybrids ARM more than 5 years	441,458	274,155	201,044	261,715	1,178,372
Commercial loans	989,437	138,406	110,131	130,512	1,368,486
Small business loans	207,950	83,499	26,676	8,155	326,280
Consumer	712,714	7,578	4,626	21,730	746,648

Total loans	2,637,284	672,255	414,591	658,183	4,382,313

Investment securities
Mortgage backed securities	210,711	133,679	79,576	263,626	687,592
Taxable investment securities	75,412	250	—	12,761	88,423
Tax certificates	213,534	—	—	—	213,534

Total investment securities	499,657	133,929	79,576	276,387	989,549

Total interest earning assets	3,136,941	806,184	494,167	934,570	5,371,862

Total non-earning assets	—	—	—	341,828	341,828

Total assets	$3,136,941	806,184	494,167	1,276,398	5,713,690

Total interest bearing liabilities	$2,949,420	658,713	243,834	1,368,893	5,220,860
Non-interest bearing liabilities	—	—	—	492,830	492,830

Total non-interest bearing liabilities and equity	$2,949,420	658,713	243,834	1,861,723	5,713,690

GAP (repricing difference)	$187,521	147,471	250,333	(434,323)
Cumulative GAP	$187,521	334,992	585,325	151,002
Repricing Percentage	3.28%	2.58%	4.38%	(7.60)%

Cumulative Percentage	3.28%	5.86%	10.24%	2.64%

(1)	Hybrid adjustable rate mortgages (ARM) earn fixed rates for designated periods and adjust annually thereafter based on the one year U.S. Treasury note rate.

BankAtlantic’s residential loan portfolio includes $979.6 million of interest-only loans. These loans are scheduled to reprice as follows (in thousands):

Year Ending December 31,	Amount(1)

2009	$44,835
2010	41,413
2011	85,408
2012	81,191
2013	163,330
Thereafter	563,436

Total interest only loans	$979,613

(1)	The above table assumes no prepayments.

The majority of BankAtlantic’s assets and liabilities are monetary in nature, subjecting BankAtlantic to significant interest rate risk because its assets and liabilities reprice at different times, market interest rates change differently among each rate indices and certain interest earning assets, primarily residential loans, may be prepaid before maturity as interest rates change.

BankAtlantic has developed a model using standard industry software to measure its interest rate risk. The model performs a sensitivity analysis that measures the effect on its net interest income of changes in interest rates. The model measures the impact that parallel interest rate shifts of 100 and 200 basis points would have on net interest income over a 12 month period.

The model calculates the change in net interest income by:

i. Calculating interest income and interest expense from existing assets and liabilities using current repricing, prepayment and volume assumptions;

ii. Estimating the change in expected net interest income based on instantaneous and parallel shifts in the yield curve to determine the effect on net interest income; and

iii. Calculating the percentage change in net interest income calculated in (i) and (ii).

Management of BankAtlantic has made estimates of cash flow, prepayment, repricing and volume assumptions that it believes to be reasonable. Actual results will differ from the simulated results due to changes in interest rates that differ from the assumptions in the simulation model.

In assessing the interest rate risk during 2008 certain assumptions were utilized in preparing the following table. These assumptions related to:

•	Interest rates,

•	Loan prepayment rates,

•	Deposit decay rates,

•	Re-pricing of certain borrowings, and

•	Reinvestment in earning assets.

The prepayment assumptions used in the model were:

• Fixed rate mortgages	20%

• Fixed rate securities	20%

• Tax certificates	10%

• Adjustable rate mortgages	27%

• Adjustable rate securities	36%

Deposit runoff assumptions used in the model are as follows:

	Within	1-3	3-5	Over 5
	1 Year	Years	Years	Years

Money fund savings accounts decay rates	17%	17%	16%	14%
NOW and savings accounts decay rates	37%	32%	17%	17%

Presented below is an analysis of BankAtlantic’s estimated net interest income over a twelve month period calculated utilizing its model (dollars are in thousands):

As of December 31, 2008
	Net
Changes	Interest	Percent
in Rate	Income	Change

+200 bp	$191,139	(3.99)%
+100 bp	198,441	(0.32)%
0	199,086	—
−100 bp	196,893	(1.10)%
−200 bp	193,138	(2.99)%

As of December 31, 2007
	Net
Changes	Interest	Percent
in Rate	Income	Change

+200 bp	$187,031	(7.96)%
+100 bp	198,147	(2.38)%
0	202,876	—
−100 bp	203,331	0.23%
−200 bp	204,354	0.74%

BankAtlantic Bancorp has $294.2 million of outstanding junior subordinated debentures of which $237.1 million bear interest at variable interest rates and adjust quarterly and $57.1 million bear interest at an 8.5% fixed rate. As of December 31, 2008, $263.2 million of the junior subordinated debentures are callable and $30.9 million are callable in 2012.

Woodbridge

For information concerning Woodbridge’s market risk, see the section of this joint proxy statement/prospectus below entitled “Information About Woodbridge — Quantitative and Qualitative Disclosures About Market Risk.”

MANAGEMENT

Board of Directors

Current Members of the Board of Directors

Alan B. Levan, age 64, formed the I.R.E. Group (predecessor to BFC) in 1972. Since 1978, he has been Chairman, President and Chief Executive Officer of BFC or its predecessors. He has been Chairman and Chief Executive Officer of BankAtlantic Bancorp since 1994 and Chairman of BankAtlantic since 1987. He has been Chairman and Chief Executive Officer of Woodbridge since 1985 and Chairman of Bluegreen since 2002. Since June 2009, he has also served as a director of Benihana. Alan B. Levan is the father of Jarett S. Levan, who, as described below, is anticipated to be appointed to the board of directors of BFC in connection with the merger.

John E. Abdo, age 66, has been a director of BFC since 1988 and Vice Chairman of BFC since 1993. He has been Vice Chairman of BankAtlantic since April 1987 and Chairman of the Executive Committee of BankAtlantic since October 1985. He has been a director and Vice Chairman of BankAtlantic Bancorp since

1994 and Vice Chairman of Woodbridge since April 2001. He is also Vice Chairman of Benihana, and has been a director and Vice Chairman of Bluegreen since 2002. He is also a member of the board of directors of the Broward Performing Arts Center Authority (PACA), and he is the former President and a current member of the board of directors of the Broward Performing Arts Foundation.

D. Keith Cobb, age 68, has been a director of BFC since 2004. Mr. Cobb has served as a business consultant and strategic advisor to a number of companies since 1996. In addition, Mr. Cobb completed a six-year term on the board of the Federal Reserve Bank of Miami in 2002. Mr. Cobb spent thirty-two years as a practicing certified public accountant at KPMG LLP, and was Vice Chairman and Chief Executive Officer of Alamo Rent A Car, Inc. from 1995 until its sale in 1996. Mr. Cobb also serves on the boards of directors of BankAtlantic Bancorp and Alliance Data Systems Corporation.

Oscar Holzmann, age 66, has been a director of BFC since 2002. Mr. Holzmann has been an Associate Professor of Accounting at the University of Miami since 1980. He received his Ph.D. in Business Administration from Pennsylvania State University in 1974.

Neil Sterling, age 57, has been a director of BFC since 2003. Mr. Sterling has been the principal of The Sterling Resources Group, Inc., a business development-consulting firm in Fort Lauderdale, Florida, since 1998.

Director Independence

The board of directors of BFC has affirmatively determined that D. Keith Cobb, Oscar Holzmann and Neil Sterling, who together comprise a majority of the board of directors of BFC, are “independent” as such term is defined in the listing standards of the NYSE Arca, Inc. (which listing standards the board of directors of BFC adopted in making its independence determinations with respect to each of its members) and applicable law relating to the independence of directors.

Members of the Board of Directors Following the Merger

In connection with the merger, the board of directors of BFC will be expanded from five to fourteen members and will consist of (i) the five current members of the board of directors of BFC named above, (ii) Messrs. James Blosser, Darwin Dornbush, S. Lawrence Kahn, III, Alan J. Levy, Joel Levy, William Nicholson and William Scherer, the seven current directors of Woodbridge who do not currently serve as directors of BFC, (iii) Seth M. Wise, the President of Woodbridge, and (iv) Jarett S. Levan, the President of BankAtlantic Bancorp and Chief Executive Officer and President of BankAtlantic.

Jarett S. Levan, age 35, is the President of BankAtlantic Bancorp and the Chief Executive Officer and President of BankAtlantic and has served in various capacities at BankAtlantic, including as Executive Vice President and Chief Marketing Officer; President, Alternative Delivery; President, BankAtlantic.com; and Manager of Investor Relations. He joined BankAtlantic as an attorney in the Legal Department in January 1998. He has also served as a director of BankAtlantic Bancorp since 1999. Jarett S. Levan is the son of Alan B. Levan.

A summary of the background and experience of each of the seven current Woodbridge directors to be appointed to the board of directors of BFC in connection with the merger is set forth under “Information About Woodbridge — Management — Board of Directors” beginning on page   . A summary of the background and experience of Mr. Wise is set forth under “Information About Woodbridge — Management — Executive Officers” beginning on page   .

Executive Officers

Current Executive Officers

The following individuals currently serve as executive officers of BFC:

Name	Position

Alan B. Levan	Chairman, Chief Executive Officer and President
John E. Abdo	Vice Chairman
John K. Grelle	Executive Vice President and Chief Financial Officer
Maria R. Scheker	Chief Accounting Officer

All officers serve until they resign or are replaced or removed by BFC’s board of directors.

The following additional information is provided for the executive officers shown above who are not also directors of BFC:

John K. Grelle, age 65, joined BFC as acting Chief Financial Officer on January 11, 2008 and was appointed Executive Vice President and Chief Financial Officer of BFC on May 20, 2008. Mr. Grelle was also appointed Executive Vice President, Chief Financial Officer and principal accounting officer of Woodbridge on May 20, 2008. Mr. Grelle previously served as a Partner of Tatum, LLC, an executive services firm. From 2003 through October 2007, when Mr. Grelle joined Tatum, LLC, Mr. Grelle was the founder and principal of a business formation and strategic development consulting firm. From 1996 through 2003, Mr. Grelle served as Senior Vice President and Chief Financial Officer of ULLICO Inc. and, from 1993 through 1995, he served as Managing Director of DCG Consulting. Mr. Grelle has also been employed in various other executive and financial positions throughout his career, including Chairman and Chief Executive Officer of Old American Insurance Company, Controller of the financial services division of American Can Company (later known as Primerica), Chairman, President and Chief Executive Officer of National Benefit Life, a subsidiary of Primerica, President of Bell National Life, Senior Vice President and Chief Financial Officer of American Health and Life, Controller of Sun Life America and Director of Strategic Planning and Budgeting for ITT Hamilton Life. Mr. Grelle is a former member of the board of directors of the N.Y. Council of Life Insurers.

Maria R. Scheker, age 51, was appointed Chief Accounting Officer of BFC in April 2007. Ms. Scheker joined BFC in 1985 and has held various positions with BFC during this time, including Assistant Controller from 1993 through 2003. Ms. Scheker was appointed Controller of BFC in 2003 and Senior Vice President of BFC in March 2006. Ms. Scheker has been a certified public accountant in the State of Florida since 2003.

Executive Officers Following the Merger

Upon the completion of the merger, the executive officers of BFC in office immediately prior to the effective time of the merger, who BFC expects will be those executive officers named above, will be the executive officers of BFC. In addition, it is anticipated that Seth M. Wise, the President of Woodbridge, will be appointed Executive Vice President of BFC following the merger. A summary of the background and experience of Mr. Wise is set forth under “Information About Woodbridge — Management — Executive Officers” beginning on page   .

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BFC may be deemed to be the controlling shareholder of BankAtlantic Bancorp and Woodbridge by virtue of its ownership of shares representing 59% of the total voting power of each such company. BFC also has a direct non-controlling interest in Benihana and, through Woodbridge, an approximately 31% indirect ownership interest in Bluegreen. BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo, BFC’s Chairman of the Board, Chief Executive Officer and President and BFC’s Vice Chairman, respectively, who collectively may be deemed to beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock representing 74.2% of BFC’s total voting power. See the section of this joint proxy statement/prospectus entitled “Security Ownership of Certain Beneficial Owners and Management — BFC” below for further information with respect to the share ownership of each of Messrs. Levan and Abdo. Messrs. Levan and Abdo are each executive officers and directors of BankAtlantic Bancorp and Woodbridge and directors of Bluegreen and Benihana.

The following table presents BFC, BankAtlantic Bancorp, Woodbridge and Bluegreen related party transactions incurred at, and for the years ended, December 31, 2008, 2007 and 2006.

			At and for the Year Ended December 31, 2008
				BankAtlantic
			BFC	Bancorp	Woodbridge	Bluegreen
	(In thousands)

Shared service receivable (payable)	(a	)	$398	(175)	(115)	(108)
Shared service income (expense)	(a	)	$3,157	(1,593)	(1,135)	(429)
Facilities cost	(a	)	$(245)	271	(101)	75
Interest income (expense) from cash balance/securities sold under agreements to repurchase	(b	)	$8	(80)	72	—
Cash and cash equivalents and (securities sold under agreements to repurchase)	(b	)	$263	(4,696)	4,433	—

			At and for the Year Ended December 31, 2007
				BankAtlantic
			BFC	Bancorp	Woodbridge	Bluegreen
	(In thousands)

Shared service receivable (payable)	(a	)	$312	(89)	(119)	(104)
Shared service income (expense)	(a	)	$2,855	(1,406)	(1,006)	(443)
Facilities cost	(a	)	$(272)	220	—	52
Interest income (expense) from cash balance/securities sold under agreements to repurchase	(b	)	$38	(185)	147	—
Cash and cash equivalents and (securities sold under agreements to repurchase)	(b	)	$1,217	(7,335)	6,118	—

			At and for the Year Ended December 31, 2006
				BankAtlantic
			BFC	Bancorp	Woodbridge	Bluegreen
	(In thousands)

Cash and cash equivalents and (securities sold under agreements to repurchase)	(b	)	$996	(5,547)	4,552	—
Shared service receivable (payable)	(a	)	$312	(142)	(107)	(63)
Shared service income (expense)	(a	)	$2,035	(647)	(1,134)	(254)
Interest income (expense) from cash balance/securities sold under agreements to repurchase	(b	)	$43	(479)	436	—

(a)	Pursuant to the terms of shared service agreements between BFC, BankAtlantic Bancorp and Woodbridge, subsidiaries of BFC provide shared service operations in the areas of human resources, risk management, investor relations, executive office administration and other services to BankAtlantic Bancorp and Woodbridge. Additionally, BFC provides certain risk management and administrative services to Bluegreen. The costs of shared services are allocated based upon the usage of the respective services. Also, as part of the shared service arrangement, BFC pays BankAtlantic Bancorp and Bluegreen for office facilities costs relating to BFC and its shared service operations.

In May 2008, BFC and BFC Shared Service Corporation (“BFC Shared Service”), a wholly-owned subsidiary of BFC, entered into office lease agreements with BankAtlantic under which BFC and BFC Shared Service agreed to pay BankAtlantic an annual rent of approximately $294,000 for office space in BankAtlantic’s corporate headquarters. In May 2008, BFC also entered into an office sub-lease agreement with Woodbridge for office space in BankAtlantic’s corporate headquarters pursuant to which Woodbridge agreed to pay BFC an annual rent of approximately $152,000, subject to annual 3% increases.

(b)	BFC and Woodbridge entered into securities sold under agreements to repurchase transactions with BankAtlantic in the aggregate of approximately $4.7 million, $7.3 million and $5.5 million at December 31, 2008, 2007 and 2006, respectively. Interest recognized in connection with these transactions was approximately $80,000, $185,000 and $479,000 for the years ended December 31, 2008, 2007 and 2006, respectively. These transactions have similar terms as BankAtlantic’s agreements with unaffiliated parties. Additionally, at December 31, 2008, BankAtlantic facilitated the placement of $49.9 million of certificates of deposits insured by the Federal Deposit Insurance Corporation (the “FDIC”) with other insured depository institutions on Woodbridge’s behalf through the Certificate of Deposit Account Registry Service (“CDARS”) program. The CDARS program facilitates the placement of funds into certificates of deposits issued by other financial institutions in increments of less than the standard FDIC insurance maximum to insure that both principal and interest are eligible for full FDIC insurance coverage.

In March 2008, BankAtlantic entered into an agreement with Woodbridge to provide information technology support to Woodbridge at an initial cost of $10,000 per month and a one-time set-up charge of $17,000. During the year ended December 31, 2008, Woodbridge paid BankAtlantic the one-time set up charge of $17,000 and hosting fees of approximately $73,000, as well as fees of approximately $23,000 for other information technology services provided by BankAtlantic. Effective April 1, 2009, the monthly hosting fees increased to $15,000.

BankAtlantic Bancorp in prior periods issued options to acquire shares of BankAtlantic Bancorp’s Class A Common Stock to employees of Woodbridge prior to the spin-off of Woodbridge by BankAtlantic Bancorp. Additionally, employees of BankAtlantic Bancorp have transferred to affiliate companies and BankAtlantic Bancorp has elected, in accordance with the terms of BankAtlantic Bancorp’s stock option plans, not to cancel the stock options held by those former employees. BankAtlantic Bancorp accounts for these options to former employees as employee stock options because these individuals were employees of BankAtlantic Bancorp on the grant date. During the years ended December 31, 2006 and 2007, former employees exercised options to acquire 10,293 shares and 2,613 shares, respectively, of BankAtlantic Bancorp’s Class A Common Stock at a weighted average exercise price of $16.40 and $42.80, respectively. There were no options exercised by former employees during the year ended December 31, 2008.

BankAtlantic Bancorp’s options outstanding to former employees consisted of the following as of December 31, 2006, 2007 and 2008:

	As of December 31, 2006		As of December 31, 2007		As of December 31, 2008
	BankAtlantic	Weighted	BankAtlantic	Weighted	BankAtlantic	Weighted
	Bancorp’s Class A	Average	Bancorp’s Class A	Average	Bancorp’s Class A	Average
	Common Stock	Exercise Price	Common Stock	Exercise Price	Common Stock	Exercise Price

Options outstanding	61,320	$52.40	53,789	$49.50	53,789	$48.46
Options non-vested	49,029	$56.95	30,917	$61.60	13,610	$92.85

During the years ended December 31, 2006 and 2007, BankAtlantic Bancorp issued to BFC employees that performed services for BankAtlantic Bancorp options to acquire 10,060 shares and 9,800 shares, respectively, of BankAtlantic Bancorp’s Class A Common Stock at an exercise price of $73.45 and $46.90, respectively. These options vest in five years and expire ten years from the grant date. BankAtlantic Bancorp recorded $26,000, $13,000 and $26,000 of service provider expense for the years ended December 31, 2006, 2007 and 2008, respectively.

BFC and its subsidiaries, including BankAtlantic Bancorp, utilized certain services of Ruden, McClosky, Smith, Schuster & Russell, P.A. (“Ruden, McClosky”). Bruno DiGiulian, a director of BankAtlantic Bancorp, was of counsel at Ruden, McClosky prior to his retirement in 2006. Fees aggregating $75,000, $274,000 and $526,000 were paid by BankAtlantic Bancorp to Ruden, McClosky during the years ended December 31, 2008, 2007 and 2006, respectively.

Levitt and Sons, a former wholly-owned subsidiary of Woodbridge, utilized the services of Conrad & Scherer, P.A., a law firm in which William R. Scherer, a member of Woodbridge’s Board of Directors, is a member, and paid fees aggregating $22,000 and $470,000 to this firm during the years ended December 31, 2007 and 2006, respectively.

Woodbridge is currently working with Bluegreen to explore avenues in assisting Bluegreen in obtaining liquidity in the securitization of its receivables, which may include, among other potential alternatives, Woodbridge forming a broker dealer to raise capital through private or public offerings. Bluegreen has agreed to reimburse Woodbridge for certain expenses, including legal and professional fees incurred in connection with this effort. As of March 31, 2009, Woodbridge was reimbursed approximately $307,000 from Bluegreen and has recorded a receivable of approximately $298,000.

On November 19, 2007, BFC’s shareholders approved the merger of I.R.E RAG, a 45.5% subsidiary of BFC, with and into BFC. The sole assets of I.R.E. RAG were 4,764,285 shares of BFC’s Class A Common Stock and 500,000 shares of BFC’s Class B Common Stock. In connection with the merger, the shareholders of I.R.E. RAG, other than BFC, received an aggregate of approximately 2,601,300 shares of BFC’s Class A Common Stock and 273,000 shares of BFC’s Class B Common Stock, representing their respective pro rata beneficial ownership interests in the shares of BFC’s Class A Common Stock and Class B Common Stock owned by I.R.E. RAG, and the 4,764,285 shares of BFC’s Class A Common Stock and 500,000 shares of BFC’s Class B Common Stock that were owned by I.R.E. RAG were canceled. The shareholders of I.R.E. RAG, other than BFC, were Levan Enterprises, Ltd. and I.R.E. Properties, Inc., each of which is an affiliate of Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President. The transaction was consummated on November 30, 2007.

Certain of BFC’s affiliates, including its executive officers, have independently made investments with their own funds in a limited partnership that BFC sponsored in 2001.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain summary information concerning compensation which, during the fiscal years ended December 31, 2008 and 2007, the Company, BankAtlantic Bancorp, BankAtlantic and Woodbridge paid to or accrued on behalf of Alan B. Levan, the Company’s Chief Executive Officer, and John E. Abdo and John K. Grelle, who, other than Mr. Levan, were the Company’s two most highly compensated executive officers during the fiscal year ended December 31, 2008. Messrs. Levan, Abdo and Grelle are sometimes hereinafter collectively referred to as the “BFC Named Executive Officers.”

							Change in
							Pension Value
							and
						Non-Equity	Nonqualified
					Option	Incentive Plan	Deferred	All Other
				Bonus	Awards	Compensation	Compensation	Compensation
Name and Principal Position	Source(1)	Year	Salary ($)	($)(2)	($)(3)	($)(4)	Earnings ($)(5)	($)(6)	Total ($)

Alan B. Levan,	BFC	2008	677,375	—	279,125	267,956	—	227,863	1,452,319
Chairman of the	BBX	2008	541,828	—	297,721	283,055	20,934	21,771	1,165,309
Board, President and Chief Executive Officer(7)	WDGH	2008	151,218	500,000	401,449	—	—	1,500	1,054,167

			1,370,421	500,000	978,295	551,011	20,934	251,134	3,671,795

	BFC	2007	676,345	—	312,352	809,278	—	216,468	2,014,443
	BBX	2007	590,480	—	351,664	21,793	53,905	21,000	1,038,842
	WDGH	2007	400,400	6,708	372,409	—	—	1,500	781,017

			1,667,225	6,708	1,036,425	831,071	53,905	238,968	3,834,302

John E. Abdo,	BFC	2008	660,739	—	279,125	223,219	—	—	1,163,083
Vice Chairman	BBX	2008	509,274	—	198,480	281,785	12,147	9,240	1,010,926
of the Board(7)	WDGH	2008	151,218	500,000	534,538	—	—	307,740	1,493,496

			1,321,231	500,000	1,012,143	505,004	12,147	316,980	3,667,505

	BFC	2007	590,480	—	312,352	594,880	—	—	1,497,712
	BBX	2007	415,140	—	234,443	15,240	25,849	21,675	712,347
	WDGH	2007	487,988	8,175	505,193	—	—	303,181	1,304,537

			1,493,608	8,175	1,051,988	610,120	25,849	324,856	3,514,596

John K. Grelle,	BFC	2008	192,166	79,520	—	—	—	6,519	278,205
Executive	BBX	2008	—	—	—	—	—	—	—
Vice President and Chief	WDGH	2008	145,191	54,880	—	—	—	—	200,071
Financial Officer(8)

			337,357	134,400	—	—	—	6,519	478,276

(1)	Amounts identified as BFC represent amounts paid or accrued by the Company. Amounts identified as BBX represent amounts paid or accrued by BankAtlantic Bancorp and BankAtlantic. Amounts identified as WDGH represent amounts paid or accrued by Woodbridge.

(2)	Amounts for 2008 represent discretionary cash bonuses paid to or accrued on behalf of each BFC Named Executive Officer by Woodbridge (and, for Mr. Grelle, by the Company) based on a subjective evaluation of their overall performance in areas outside those that can be objectively measured from financial results.

(3)	All options are to purchase shares of the respective company’s Class A Common Stock. The amounts for 2008 represent the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), without taking into account an estimate of forfeitures related to service-based vesting of stock option grants, including amounts from awards granted prior to the 2008 fiscal year. Assumptions used in the calculation of these amounts are included in footnote 23 to the Company’s audited financial statements for the fiscal year ended December 31, 2008 included elsewhere in this joint proxy statement/prospectus. There were no forfeitures during 2008. None of the Company, BankAtlantic Bancorp or Woodbridge granted any options to the BFC Named Executive Officers during 2008.

(4)	Amounts for 2008 represent, with respect to the Company, cash bonuses granted to each of Messrs. Levan and Abdo under the formula-based component of the Company’s 2008 annual incentive program based on the achievement of pre-established, objective individual and company-wide annual financial performance goals. In addition, the 2008 amounts relating to BankAtlantic Bancorp represent (i) cash bonuses paid to each of Messrs. Levan and Abdo under the formula-based component of BankAtlantic Bancorp’s 2008 annual incentive program as a result of the achievement during the first three quarters of 2008 of the quarterly financial performance objectives of such program related to BankAtlantic Bancorp’s core non-interest expense reductions and (ii) cash bonuses of $4,462 and $3,192 earned by Messrs. Levan and Abdo, respectively, under the BankAtlantic Profit Sharing Stretch Plan with respect to the fourth quarter of 2007, but paid to Messrs. Levan and Abdo during the first quarter of 2008.

(5)	Represents the increase in the actuarial present value of accumulated benefits under the Retirement Plan for Employees of BankAtlantic (the “BankAtlantic Retirement Plan”). Additional information regarding the BankAtlantic Retirement Plan is set forth in the narrative accompanying the table entitled “Pension Benefits — 2008” below.

(6)	Items included under “All Other Compensation” for 2008 for each of the BFC Named Executive Officers are set forth in the table below:

	Levan	Abdo	Grelle

BFC
Perquisites and other benefits	$74,258	$—	$—
Amount paid for life and disability insurance premiums	135,567	—	—
Amount paid for automobile expenses	18,038	—	6,519

Total	$227,863	$—	$6,519

BBX
Perquisites and other benefits	$303	$—	$—
Insurance premiums	12,228	—	—
Contributions to the retirement and 401(k) plans	9,200	9,200	—
Dividends on restricted stock, REIT shares	40	40	—

Total	$21,771	$9,240	$—

WDGH
Insurance premiums	$1,500	$1,500	$—
Management fees paid to Abdo Companies, Inc.	—	306,240	—

Total	$1,500	$307,740	$—

The value of perquisites and other benefits included in the rows entitled “Perquisites and other benefits” in the table above is calculated based on their incremental cost to the respective company, which is determined based on the actual cost of providing these perquisites and other benefits. All perquisites and other benefits received in 2008 by Mr. Levan from the Company related to his personal use of the Company’s tickets to entertainment and sporting events.

Amounts included in the row entitled “Insurance premiums” under “BBX” in the table above were paid in connection with BankAtlantic’s Split-Dollar Life Insurance Plan (the “BankAtlantic Split-Dollar Plan”). Additional information regarding the BankAtlantic Split-Dollar Plan is set forth in the narrative accompanying the “Pension Benefits — 2008” table below.

Mr. Abdo is the principal shareholder and Chief Executive Officer of Abdo Companies, Inc.

During 2008, each of Messrs. Levan and Abdo received $1,500 as reimbursement for insurance premiums for waiving participation in Woodbridge’s medical, dental and vision plans. These amounts are included in the row entitled “Insurance premiums” under “WDGH” in the table above.

(7)	During 2008, each of Messrs. Levan and Abdo also received options to acquire 50,000 shares of Bluegreen’s common stock at an exercise price of $9.31 per share, which options are scheduled to vest on May 21, 2013 and expire on May 21, 2018. During 2008, each of Messrs. Levan and Abdo were also granted 71,000 shares of restricted common stock of Bluegreen and options to purchase an additional 71,000 shares of Bluegreen’s common stock at an exercise price of $7.50 per share. These additional options and restricted shares are scheduled to vest on May 21, 2013 (and the options are scheduled to expire on May 21, 2015); however, in the event of a change-in-control of Bluegreen at a price of at least $12.50 per share of common stock, a percentage (of up to 100%) of the options and restricted shares will vest depending on both the timing of the change-in-control and the actual price for a share of Bluegreen’s common stock in the transaction which results in the change-in-control. The aggregate grant date fair value of the options granted by Bluegreen to each of Messrs. Levan and Abdo during 2008 computed in accordance with FAS 123(R) was $370,700. The grant date fair value of the restricted stock awards granted by Bluegreen to each of Messrs. Levan and Abdo during 2008 computed in accordance with FAS 123(R) was $495,580.

(8)	Mr. Grelle joined the Company as acting Chief Financial Officer on January 11, 2008 and was appointed Executive Vice President and Chief Financial Officer of the Company on May 20, 2008. Mr. Grelle was also appointed Executive Vice President, Chief Financial Officer and principal accounting officer of Woodbridge on May 20, 2008. Because Mr. Grelle was not a named executive officer of BFC for 2007, no compensation information with respect to Mr. Grelle is provided for 2007.

Outstanding Equity Awards at Fiscal Year-End — 2008

The following table sets forth certain information regarding equity-based awards of the Company held as of December 31, 2008 by the BFC Named Executive Officers (other than Mr. Grelle, who does not currently hold, and as of December 31, 2008 did not hold, any equity-based awards of the Company).

	Option Awards
					Equity
					Incentive
					Plan Awards:
	Number of		Number of		Number of
	Securities		Securities		Securities
	Underlying		Underlying		Underlying
	Unexercised		Unexercised		Unexercised	Option	Option
	Options		Options		Unearned	Exercise	Expiration
Name	Exercisable		Unexercisable		Options	Price	Date

Alan B. Levan	210,579	(1)(3)	—		N/A	$1.84	2/7/2013
	—		93,750	(1)(4)		8.40	7/28/2014
	—		75,000	(2)(5)		8.92	7/11/2015
	—		75,000	(2)(6)		6.36	6/5/2016
	—		75,000	(2)(7)		4.44	6/4/2017
John E. Abdo	210,579	(1)(3)	—		N/A	1.84	2/7/2013
	—		93,750	(1)(4)		8.40	7/28/2014
	—		75,000	(2)(5)		8.92	7/11/2015
	—		75,000	(2)(6)		6.36	6/5/2016
	—		75,000	(2)(7)		4.44	6/4/2017

(1)	Represents options to purchase shares of BFC’s Class B Common Stock.

(2)	Represents options to purchase shares of BFC’s Class A Common Stock.

(3)	Vested on February 7, 2008.

(4)	Vests on July 28, 2009.

(5)	Vests on July 11, 2010.

(6)	Vests on June 5, 2011.

(7)	Vests on June 4, 2012.

The following table sets forth certain information regarding equity-based awards of BankAtlantic Bancorp held by Messrs. Levan and Abdo as of December 31, 2008. Mr. Grelle does not currently hold, and as of December 31, 2008 did not hold, any equity-based awards of BankAtlantic Bancorp.

	Option Awards
					Equity
					Incentive
					Plan Awards:
	Number of		Number of		Number of
	Securities		Securities		Securities
	Underlying		Underlying		Underlying
	Unexercised		Unexercised		Unexercised	Option	Option
	Options(1)		Options(1)		Unearned	Exercise	Expiration
Name	Exercisable		Unexercisable		Options	Price	Date

Alan B. Levan	15,676	(2)			N/A	$42.79	3/4/2012
	15,676	(3)				$37.05	3/31/2013
			12,000	(4)		$91.00	7/5/2014
			12,000	(5)		$95.10	7/11/2015
			12,000	(6)		$74.05	7/10/2016
			12,000	(7)		$46.90	6/4/2017
John E. Abdo	10,451	(2)			N/A	$42.79	3/4/2012
	10,451	(3)				$37.05	3/31/2013
			8,000	(4)		$91.00	7/5/2014
			8,000	(5)		$95.10	7/11/2015
			8,000	(6)		$74.05	7/10/2016
			8,000	(7)		$46.90	6/4/2017

(1)	All options are to purchase shares of BankAtlantic Bancorp’s Class A Common Stock.

(2)	Vested on March 4, 2007.

(3)	Vested on March 31, 2008.

(4)	Vests on July 6, 2009.

(5)	Vests on July 12, 2010.

(6)	Vests on July 11, 2011.

(7)	Vests on June 5, 2012.

Messrs. Levan and Abdo also held equity-based awards of Woodbridge as of December 31, 2008. See “Information About Woodbridge — Executive Compensation — Outstanding Equity Awards at Fiscal Year-End — 2008.”

Pension Benefits — 2008

The following table sets forth certain information with respect to accumulated benefits as of December 31, 2008 under any BankAtlantic Bancorp plan that provides for payments or other benefits to Messrs. Levan and Abdo at, following, or in connection with, retirement. Mr. Grelle is not entitled to receive any payment or other benefit at, following, or in connection with, retirement under any BankAtlantic Bancorp plan.

			Present Value
		Number of Years	of Accumulated	Payments During
Name	Plan Name	Credited Service	Benefit(1)	Last Fiscal Year

Alan B. Levan	Retirement Plan for Employees of BankAtlantic	26	$988,376	$0
John E. Abdo	Retirement Plan for Employees of BankAtlantic	14	449,510	0

(1)	Assumptions used in the calculation of these amounts are included in footnote 20 to BankAtlantic Bancorp’s audited financial statements for the fiscal year ended December 31, 2008 included in BankAtlantic Bancorp’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16,

2009, except that retirement age was assumed to be 65, the normal retirement age as defined in the BankAtlantic Retirement Plan.

BankAtlantic Retirement Plan

Messrs. Levan and Abdo are participants in the BankAtlantic Retirement Plan, which is a defined benefit plan. Effective December 31, 1998, BankAtlantic froze the benefits under the BankAtlantic Retirement Plan. Participants who were employed at December 1, 1998, became fully vested in their benefits under the BankAtlantic Retirement Plan. While the BankAtlantic Retirement Plan is frozen, there will be no future benefit accruals. The BankAtlantic Retirement Plan was designed to provide retirement income based on an employee’s salary and years of active service, determined as of December 31, 1998. The cost of the BankAtlantic Retirement Plan is paid by BankAtlantic and all contributions are actuarially determined.

In general, the BankAtlantic Retirement Plan provides for monthly payments to or on behalf of each covered employee upon such employee’s retirement (with provisions for early or postponed retirement), death or disability. As a result of the freezing of future benefit accruals, the amount of the monthly payments is based generally upon two factors: (1) the employee’s average regular monthly compensation for the five consecutive years out of the last ten years ended December 31, 1998, or prior retirement, death or disability, that produces the highest average monthly rate of regular compensation; and (2) the employee’s years of service with BankAtlantic at December 31, 1998. Benefits are payable for the retiree’s life, with ten years’ worth of payments guaranteed. The benefits are not subject to any reduction for Social Security or any other external benefits.

In 1996, BankAtlantic amended the BankAtlantic Retirement Plan and adopted a supplemental benefit for certain of its executives, as permitted by the Employee Retirement Income Security Act of 1974 and the Code. This was done because of a change in the Code that operated to restrict the amount of the executive’s compensation that may be taken into account for BankAtlantic Retirement Plan purposes, regardless of the executive’s actual compensation. The intent of the supplemental benefit, when added to the regular BankAtlantic Retirement Plan benefit, was to provide to certain executives the same retirement benefits that they would have received had the Code limits not been enacted, subject to other requirements of the Code. The approximate targeted percentage of pre-retirement compensation for which Mr. Levan will be eligible under the BankAtlantic Retirement Plan as a result of the supplemental benefit at age 65 is 33%. Mr. Abdo is not entitled to the supplemental benefit. The supplemental benefit also was frozen as of December 31, 1998. Because the percentage of pre-retirement compensation payable from the BankAtlantic Retirement Plan to Mr. Levan, including the BankAtlantic Retirement Plan’s supplemental benefit, fell short of the benefit that Mr. Levan would have received under the BankAtlantic Retirement Plan absent the Code limits, BankAtlantic adopted the BankAtlantic Split-Dollar Plan described below.

The following table illustrates annual pension benefits at age 65 for various levels of compensation and years of service at December 31, 1998, the date on which the BankAtlantic Retirement Plan benefits were frozen.

	Estimated Annual Benefits
	Years of Credited Service at December 31, 1998
Average Five Year Compensation at December 31, 1998	5 Years	10 Years	20 Years	30 Years	40 Years

$120,000	$10,380	$20,760	$41,520	$62,280	$83,160
$150,000	13,005	26,010	52,020	78,030	104,160
$160,000 and above	13,880	27,760	55,520	83,280	111,160

BankAtlantic Split-Dollar Plan

BankAtlantic adopted the BankAtlantic Split-Dollar Plan in 1996 to provide additional retirement benefits to Mr. Levan, whose monthly benefits under the BankAtlantic Retirement Plan were limited by changes to the Code. Under the BankAtlantic Split-Dollar Plan and its accompanying agreement with Mr. Levan, BankAtlantic arranged for the purchase of an insurance policy insuring the life of Mr. Levan. Pursuant to its agreement with Mr. Levan, BankAtlantic has made and will continue to make premium payments for the policy. The policy is anticipated to accumulate significant cash value over time, which cash value is expected to supplement Mr. Levan’s retirement benefit payable from the BankAtlantic Retirement Plan. Mr. Levan owns the policy but BankAtlantic will be reimbursed for the amount of premiums that BankAtlantic pays for the policy upon the earlier of his retirement or death. The portion of the amount paid in prior years attributable to the 2008 premium for the policy that is considered compensation to Mr. Levan is included under “All Other Compensation” in the row entitled “BBX” in the “Summary Compensation Table” above. The BankAtlantic Split-Dollar Plan was not included in the freezing of the BankAtlantic Retirement Plan, and BankAtlantic has continued to make premium payments for the policy since 1998.

DIRECTOR COMPENSATION

BFC’s compensation committee recommends director compensation to the board based on factors it considers appropriate and based on the recommendations of management. In 2008, each non-employee director of BFC received $100,000 for service on the board of directors, payable in cash, restricted stock or non-qualified stock options, in such combinations as the director elected, provided that no more than $50,000 was payable in cash. The restricted stock and stock options are granted in BFC’s Class A Common Stock under BFC’s 2005 Stock Incentive Plan. Restricted stock vests monthly over a 12-month service period and stock options are fully vested on the date of grant, have a ten-year term and have an exercise price equal to the closing market price of a share of BFC’s Class A Common Stock on the date of grant. The number of stock options and restricted stock granted is determined by BFC based on assumptions and formulas typically used to value these types of securities. In addition to compensation for their service on the board of directors, BFC pays compensation to directors for their service on the board’s committees. During 2008, this compensation was comprised of the following. The Chairman of the audit committee received an annual cash retainer of $15,000. All other members of the audit committee received annual cash retainers of $10,000. The Chairman of the compensation committee and the Chairman of the nominating/corporate governance committee each received an annual cash retainer of $3,500. Other than the Chairmen, members of the compensation committee and the nominating/corporate governance committee were not separately compensated for their service on such committees. For 2008, in the aggregate, BFC paid $200,000 in cash, granted 120,480 shares of restricted shares of BFC’s Class A Common Stock and granted non-qualified stock options to purchase 252,150 shares of Class A Common Stock to its non-employee directors. Directors who are also officers of BFC or its subsidiaries do not receive additional compensation for their service as directors.

Director Compensation Table — 2008

The following table sets forth certain information regarding the compensation paid to BFC’s non-employee directors for their service during the fiscal year ended December 31, 2008:

					Change in
					Pension Value
	Fees				and Nonqualified
	Earned	Stock	Option	Non-Equity	Deferred
	or Paid	Awards	Awards	Incentive Plan	Compensation	All Other
Name	in Cash ($)	(1)(3)($)	(2)(3)($)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)

D. Keith Cobb(4)	60,000	50,000	—	—	—	—	110,000
Oscar Holzmann	65,000	—	50,000	—	—	—	115,000
Neil Sterling	63,500	—	50,000	—	—	—	113,500
Earl Pertnoy	63,500	50,000	—	—	—	—	113,500

(1)	All restricted stock awards are in shares of BFC’s Class A Common Stock. The dollar amount represents the compensation recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), including amounts from awards granted prior to 2008. Assumptions used in the calculation of these amounts are included in footnote 23 to BFC’s audited financial statements for the fiscal year ended December 31, 2008 included elsewhere in this joint proxy statement/prospectus. There were no forfeitures during 2008. The grant date fair value computed in accordance with FAS 123(R) of the restricted stock awards granted to each of Messrs. Cobb and Pertnoy during 2008 was $50,000.

(2)	All options are to purchase shares of BFC’s Class A Common Stock and vested fully as of the date of grant. The dollar amount represents the compensation recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), without taking into account an estimate of forfeitures related to service-based vesting of stock option grants, including amounts from awards granted prior to 2008. Assumptions used in the calculation of these amounts are included in footnote 23 to the Company’s audited financial statements for the fiscal year ended December 31, 2008 included elsewhere in this joint proxy statement/prospectus. There were no forfeitures during 2008. The grant date fair value computed in accordance with FAS 123 (R) of the stock option awards granted to each of Messrs. Holzmann and Sterling during 2008 was $50,000.

(3)	The table below sets forth the aggregate number of stock options and the aggregate number of shares of restricted stock held as of December 31, 2008 by each non-employee director of BFC during the year ended December 31, 2008:

	Restricted	Stock
Name	Stock(a)	Options(b)

D. Keith Cobb	25,100	6,250
Oscar Holzmann	—	171,513
Neil Sterling	—	171,513
Earl Pertnoy	25,100	34,330	(c)

(a)	All restricted stock awards are in shares of BFC’s Class A Common Stock.

(b)	Represents options to purchase shares of BFC’s Class A Common Stock or Class B Common Stock as follows: D. Keith Cobb — 6,250 shares of Class B Common Stock; Oscar Holzmann — 151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock; Neil Sterling — 151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock; and Earl Pertnoy — 34,330 shares of Class B Common Stock.

(c)	Represents options held by Pertnoy Parent Limited Partnership. Mr. Pertnoy was the President of Pertnoy Parent, Inc., the General Partner of Pertnoy Parent Limited Partnership.

(4)	During 2008, Mr. Cobb also received compensation valued at $120,000 for his service as a member of BankAtlantic Bancorp’s board of directors and as Chairman of its audit committee.

DESCRIPTION OF CAPITAL STOCK

The following summary of BFC’s capital stock is subject in all respects to applicable Florida law and BFC’s Amended and Restated Articles of Incorporation and By-laws. See “Where You Can Find More Information” on page   .

BFC’s authorized capital stock currently consists of (i) 100,000,000 shares of Class A Common Stock, par value $.01 per share, (ii) 20,000,000 shares of Class B Common Stock, par value $.01 per share, and (iii) 10,000,000 shares of preferred stock, par value $.01 per share, of which 15,000 shares have been designated 5% Cumulative Preferred Stock and 100,000 shares have been designated Series A Junior Participating Preferred Stock. As described throughout this joint proxy statement/prospectus, in connection with the merger, the number of authorized shares of BFC’s Class A Common Stock will be increased from 100,000,000 shares to 150,000,000 shares, thereby increasing the total number of shares of authorized capital stock of BFC from 130,000,000 shares to 180,000,000 shares. As of July 2, 2009, 38,275,122 shares of BFC’s Class A Common Stock, 6,854,381 shares of BFC’s Class B Common Stock, 15,000 shares of BFC’s 5% Cumulative Preferred Stock and no shares of BFC’s Series A Junior Participating Preferred Stock were issued and outstanding.

Voting Rights

Except as provided by law or as specifically provided in BFC’s Amended and Restated Articles of Incorporation, holders of BFC’s Class A Common Stock and Class B Common Stock vote as a single group. Except as provided by law, the 5% Cumulative Preferred Stock has no voting rights. Each share of BFC’s

Class A Common Stock is entitled to one vote and BFC’s Class A Common Stock represents in the aggregate 22% of the total voting power of BFC’s Class A Common Stock and Class B Common Stock. Each share of BFC’s Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 78% of the total voting power of the BFC’s Class A Common Stock and Class B Common Stock. These fixed voting percentages will remain in effect until the total number of outstanding shares of BFC’s Class B Common Stock falls below 1,800,000. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 1,800,000 but greater than 1,400,000, then BFC’s Class A Common Stock will hold a voting percentage equal to 40% and BFC’s Class B Common Stock will hold a voting percentage equal to the remaining 60%. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 1,400,000 but greater than 500,000, then BFC’s Class A Common Stock will hold a voting percentage equal to 53% and BFC’s Class B Common Stock will hold a voting percentage equal to the remaining 47%. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 500,000, then each share of BFC’s Class A Common Stock and Class B Common Stock will be entitled to one vote.

Under Florida law, holders of BFC’s Class A Common Stock are entitled to vote as a separate voting group, and would therefore have an effective veto power, on amendments to BFC’s Amended and Restated Articles of Incorporation which would have any of the following effects:

•	effect an exchange or reclassification of all or part of the shares of BFC’s Class A Common Stock into shares of another class;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of BFC’s Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or part of the shares of BFC’s Class A Common Stock;

•	change all or part of the shares of BFC’s Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of BFC’s Class A Common Stock;

•	increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of BFC’s Class A Common Stock;

•	limit or deny an existing preemptive right of all or part of the shares of BFC’s Class A Common Stock; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of BFC’s Class A Common Stock.

Under Florida Law, holders of BFC’s Class B Common Stock or 5% Cumulative Preferred Stock are each entitled to vote as a separate voting group and would therefore have effective veto power on amendments to BFC’s Amended and Restated Articles of Incorporation which would affect the rights of the holders of BFC’s Class B Common Stock or 5% Cumulative Preferred Stock in substantially the same manner as described above.

Holders of BFC’s Class A Common Stock, Class B Common Stock and 5% Cumulative Preferred Stock each are also entitled to vote as a separate voting group on any plan of merger or plan of share exchange which contains a provision which, if included in a proposed amendment to BFC’s Amended and Restated Articles of Incorporation, would require their vote as a separate voting group.

In addition to the rights afforded to BFC’s shareholders under Florida law, BFC’s Amended and Restated Articles of Incorporation provide that the approval of the holders of BFC’s Class B Common Stock, voting as a separate voting group, will be required before any of the following actions may be taken:

•	the issuance of any additional shares of BFC’s Class B Common Stock, other than a stock dividend issued to holders of the Class B Common Stock;

•	the reduction of the number of outstanding shares of BFC’s Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to BFC); or

•	any amendments of the voting rights provisions of BFC’s Amended and Restated Articles of Incorporation.

Convertibility of Class B Common Stock

Holders of BFC’s Class B Common Stock possess the right, at any time, to convert any or all of their shares into shares of Class A Common Stock on a share-for-share basis.

Dividends and Other Distributions; Liquidation Rights

Holders of BFC’s Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by BFC’s board of directors out of legally available assets. Any distribution per share with respect to BFC’s Class A Common Stock will be identical to the distribution per share with respect to the Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of BFC’s board of directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis. No dividend or other distribution (other than a dividend or distribution payable solely in Class A Common Stock or Class B Common Stock) shall be paid on or set apart for payment on BFC’s Class A Common Stock or Class B Common Stock until such time as all accrued and unpaid dividends on BFC’s 5% Cumulative Preferred Stock have been or contemporaneously are declared or paid and a sum is set apart sufficient for payment of such accrued and unpaid dividends. Holders of BFC’s 5% Cumulative Preferred Stock are entitled to receive, when and as declared by BFC’s board of directors, cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value of $1,000 per share from the date of issuance. In addition, in the event BFC defaults on its obligation to make dividend payments on its 5% Cumulative Preferred Stock, the holders of BFC’s 5% Cumulative Preferred Stock are entitled, in place of BFC, to receive directly from Benihana certain payments on the shares of Series B Convertible Preferred Stock of Benihana (the “Benihana Preferred Stock”) owned by BFC or on the shares of Benihana’s common stock received by BFC upon conversion of the Benihana Preferred Stock.

The 5% Cumulative Preferred Stock liquidation preference in the event of BFC’s voluntary liquidation or winding up is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the redemption price described below under “Preemptive or Payment Rights; Redemption of 5% Convertible Preferred Stock.” Upon any liquidation, the assets legally available for distribution to BFC’s shareholders after payment of the 5% Cumulative Preferred Stock liquidation preference will be distributed ratably among the holders of BFC’s Class A Common Stock and Class B Common Stock.

Preemptive or Payment Rights; Redemption of 5% Cumulative Convertible Preferred Stock

Holders of BFC’s Class A Common Stock and Class B Common Stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions relating to shares of such stock. Holders of shares of BFC’s 5% Cumulative Preferred Stock have no preemptive or other subscription rights, and there is no sinking fund provision relating to the shares of such stock.

The shares of BFC’s 5% Cumulative Preferred Stock may be redeemed at BFC’s option at any time and from time to time at redemption prices ranging from $1,030 per share for the year 2009 to $1,000 per share for the year 2015 and thereafter. In addition, BFC is required to redeem shares of its 5% Cumulative Preferred Stock with the net proceeds it receives in the event (i) BFC sells any of its shares of Benihana Preferred Stock, (ii) BFC sells any shares of Benihana’s common stock received upon conversion of the Benihana Preferred Stock or (iii) Benihana redeems any shares of the Benihana Preferred Stock owned by BFC.

Certain Anti-Takeover Effects

The terms of BFC’s Class A Common Stock and Class B Common Stock make the sale or transfer of control of BFC or the removal of BFC’s incumbent directors unlikely without the concurrence of the holders of BFC’s Class B Common Stock. BFC’s Amended and Restated Articles of Incorporation and By-laws also contain other provisions which could have anti-takeover effects. These provisions include, without limitation:

•	the provisions in BFC’s Amended and Restated Articles of Incorporation regarding the voting rights of the Class B Common Stock;

•	the authority of BFC’s board of directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval;

•	the fact that BFC’s board of directors has in the past declared, and has the authority to and may in the future declare, a dividend distribution of Series A Preferred Stock purchase rights, which distribution will cause substantial dilution to a person or group who attempts to acquire BFC on terms not approved by its board of directors;

•	the current division of BFC’s board of directors into three classes of directors with three-year staggered terms (however, as described throughout this joint proxy statement/prospectus, BFC’s By-laws will be amended in connection with the merger to provide that each director elected or appointed to BFC’s board of directors on or after the date of the amendment will serve for a term expiring at BFC’s next annual meeting of shareholders, such that as a result of this amendment (and subject to any future amendments), following BFC’s 2012 annual meeting of shareholders, BFC’s board of directors will no longer be divided into multiple classes with staggered terms); and

•	the advance notice procedures to be complied with by BFC’s shareholders in order to make shareholder proposals or nominate directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 2, 2009, certain information as to BFC’s Class A Common Stock and Class B Common Stock beneficially owned by persons known by BFC to own in excess of 5% of the outstanding shares of such stock. In addition, this table includes the outstanding securities beneficially owned by (i) each BFC Named Executive Officer, (ii) each of the Company’s directors as of July 2, 2009 and (iii) the Company’s directors and executive officers as of July 2, 2009 as a group. Management knows of no person, except as listed below, who beneficially owned more than 5% of the outstanding shares of BFC’s Class A Common Stock or Class B Common Stock as of July 2, 2009. Except as otherwise indicated, the information provided in the following table was obtained from filings with the SEC and with BFC pursuant to the Exchange Act. For purposes of the table below, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of any shares which he or she has or shares, directly or indirectly, voting or investment power, or which he or she has the right to acquire beneficial ownership of at any time within 60 days after July 2, 2009. As used herein, “voting power” is the power to vote, or direct the voting of, shares, and “investment power” includes the power to dispose of, or direct the disposition of, such shares. Unless otherwise noted, each beneficial owner has sole voting and sole investment power over the shares beneficially owned.

		Class A	Class B	Percent of	Percent of
		Common	Common	Class A	Class B
		Stock	Stock	Common	Common
Name of Beneficial Owner	Notes	Ownership	Ownership	Stock	Stock

I.R.E. Properties, Inc.	(1,2,4,5,10)	4,662,927	561,017	13.5%	8.2%
Alan B. Levan	(1,2,3,4,5,6,10)	7,243,415	3,247,431	25.3%	45.4%
John E. Abdo	(1,2,3,4,6,7,10)	3,356,771	3,273,797	16.0%	45.7%
John K. Grelle	(2)	—	—	0.0%	0.0%
D. Keith Cobb	(1,2,3,10)	97,656	6,250	*	*
Oscar Holzmann	(1,2,3,10)	164,361	20,290	*	*
Neil Sterling	(1,2,3,10)	164,361	20,290	*	*
Dr. Herbert A. Wertheim	(1,8,10)	3,968,157	416,448	11.3%	6.1%
SC Fundamental Value Fund L.P.	(9,10)	3,913,108	—	9.7%	0.0%
All directors and executive officers of BFC as of July 2, 2009 as a group (7 persons)	(1,3,4,5,6,7,10)	11,026,564	6,575,080	39.0%	87.5%

*	Less than one percent of class.

(1)	BFC’s Class B Common Stock is convertible on a share-for-share basis at any time at the beneficial owner’s discretion. However, see footnote 6 below regarding restrictions on Mr. Abdo’s right to convert his shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock. The number of shares of BFC’s Class B Common Stock held by each beneficial owner is not separately included in the “Class A Common Stock Ownership” column, but is included for the purpose of calculating the percent of BFC’s Class A Common Stock held by each beneficial owner.

(2)	Mailing address is 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

(3)	Includes shares that may be acquired within 60 days after July 2, 2009 pursuant to the exercise of stock options to purchase shares of BFC’s Class A Common Stock or Class B Common Stock as follows: Alan B. Levan — 304,329 shares of Class B Common Stock; John E. Abdo — 304,329 shares of Class B Common Stock; D. Keith Cobb — 6,250 shares of Class B Common Stock; Oscar Holzmann — 151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock; Neil Sterling — 151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock; and Maria Scheker — 7,022 shares of Class B Common Stock.

(4)	BFC may be deemed to be controlled by Messrs. Levan and Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common

Stock, including shares that may be acquired pursuant to the exercise of stock options (as set forth in footnote 3 above), representing 74.2% of the total voting power of BFC.

(5)	Mr. Levan’s share ownership includes the shares of BFC’s Class A Common Stock and Class B Common Stock held by I.R.E. Properties, Inc. (as set forth in the table) as well as 1,270,302 shares of BFC’s Class A Common Stock and 133,314 shares of BFC’s Class B Common Stock held by Florida Partners Corporation and 1,298,749 shares of BFC’s Class A Common Stock and 146,865 shares of BFC’s Class B Common Stock held by Levan Enterprises, Ltd. I.R.E. Properties, Inc. is 100% owned by Levan Enterprises, Ltd., and Levan Enterprises, Ltd. may be deemed to be the controlling shareholder of Florida Partners Corporation. Levan Enterprises, Ltd. is a limited partnership whose sole general partner is Levan General Corp., a corporation 100% owned by Mr. Levan. Mr. Levan’s share ownership also includes 11,437 shares of BFC’s Class A Common Stock and 1,200 shares of BFC’s Class B Common Stock held of record by his wife and 71,250 shares of BFC’s Class B Common Stock subject to a plan adopted under Rule 10b5-1 of the Exchange Act. Collectively, the shares of BFC’s Class A Common Stock and Class B Common Stock beneficially owned by Mr. Levan represent approximately 38.1% of the total voting power of BFC.

(6)	Messrs. Levan and Abdo have agreed to vote their shares of BFC’s Class B Common Stock in favor of the election of the other to BFC’s board of directors for so long as they are willing and able to serve as directors. Additionally, Mr. Abdo has agreed, subject to certain exceptions, not to transfer certain of his shares of BFC’s Class B Common Stock and to obtain the consent of Mr. Levan prior to the conversion of certain of his shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock.

(7)	Includes 75,000 shares of BFC’s Class A Common Stock subject to a plan adopted under Rule 10b5-1 of the Exchange Act.

(8)	Dr. Wertheim’s ownership was reported in a Rebuttal of Control Agreement filed on December 20, 1996 with the Office of Thrift Supervision (as adjusted for stock splits since the date of filing). The Rebuttal of Control Agreement indicates that Dr. Wertheim has no intention to manage or control, directly or indirectly, BFC. Dr. Wertheim’s mailing address is 191 Leucadendra Drive, Coral Gables, Florida 33156.

(9)	Based on the Schedule 13G/A filed with the SEC on May 7, 2009, a group consisting of SC Fundamental Value Fund L.P. and certain of its affiliates have shared voting and dispositive power over all such shares. The mailing address of SC Fundamental Value Fund, L.P. and each of the other group members (other than SC Fundamental Value BVI, Ltd.) is 747 Third Avenue, 27th Floor, New York, New York 10017. The mailing address of SC Fundamental Value BVI, Ltd. is c/o MadisonGrey Fund Services (Cayman) Ltd., P.O. Box 10290, Grand Cayman KY1-1003, Cayman Islands.

(10)	If the merger described in this joint proxy statement/prospectus is consummated and BFC issues all of the approximately 44.8 million shares of its Class A Common Stock which it may issue in the merger, then the beneficial share ownership, directly or indirectly, of each of BFC’s directors, each person who BFC knows to be the holder of more than 5% of BFC’s Class A Common Stock and BFC’s directors and executive officers as of July 2, 2009 as a group will be as follows (with the number of shares of BFC’s Class A Common Stock excluding, but the calculation of the percentage ownership of BFC’s Class A Common Stock including, the shares of BFC’s Class B Common Stock, if any, held by each such person): I.R.E. Properties, Inc. — 4,662,927 shares, representing 6.2% of, BFC’s Class A Common Stock; Alan B. Levan — 7,312,204 shares, representing 12.2% of, BFC’s Class A Common Stock; John E. Abdo — 3,384,271 shares, representing 7.7% of, BFC’s Class A Common Stock; D. Keith Cobb — 97,656 shares, representing less than 1% of, BFC’s Class A Common Stock; Oscar Holzmann — 164,361 shares, representing less than 1% of, BFC’s Class A Common Stock; Neil Sterling — 164,361 shares, representing less than 1% of, BFC’s Class A Common Stock; Dr. Herbert A. Wertheim — 3,968,157 shares, representing 5.3% of, BFC’s Class A Common Stock; SC Fundamental Value Fund L.P. — 3,913,108 shares, representing 4.7% of, BFC’s Class A Common Stock; and BFC’s directors and executive officers as of July 2, 2009 as a group — 11,122,853 shares, representing 19.7% of, BFC’s Class A Common Stock.

BFC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Certain of the information contained within this “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section has been derived or excerpted from BFC’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 31, 2009, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 14, 2009. Unless expressly stated to the contrary or the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “BFC” within this section refer to BFC Financial Corporation and its consolidated subsidiaries.

Overview

The objective of the following discussion is to provide an understanding of the financial condition and results of operations of BFC (and its subsidiaries) for the three months ended March 31, 2009 and 2008 and for the years ended December 31, 2008, 2007 and 2006.

BFC is a diversified holding company whose major holdings include controlling interests in BankAtlantic Bancorp and its wholly-owned subsidiaries and Woodbridge and its wholly-owned subsidiaries and a noncontrolling interest in Benihana, which operates Asian-themed restaurant chains in the United States. As a result of the Company’s position as the controlling shareholder of BankAtlantic Bancorp, BFC is a “unitary savings bank holding company” regulated by the OTS.

Historically, BFC’s business strategy has been to invest in and acquire businesses in diverse industries either directly or through controlled subsidiaries. BFC believes that the best potential for growth is likely through the growth of the companies it currently controls and its focus is to provide overall support for its controlled subsidiaries with a view to the improved performance of the organization as a whole.

The Company’s primary activities relate to managing its investments. As of March 31, 2009, BFC had total consolidated assets and liabilities of approximately $6.1 billion and $5.7 billion, respectively, including the assets and liabilities of its consolidated subsidiaries, and equity of approximately $357.2 million, which includes noncontrolling interests’ equity of approximately $252.7 million.

We report our results of operations through five reportable segments, which are: BFC Activities, BankAtlantic, BankAtlantic Bancorp Other Operations, Land Division and Woodbridge Other Operations. The Financial Services division includes BankAtlantic Bancorp’s results of operations and consists of two reportable segments, which are: BankAtlantic and BankAtlantic Bancorp Other operations. The Real Estate Development division includes Woodbridge’s results of operations and consists of two reportable segments, which are: Land Division and Woodbridge Other Operations.

As a holding company with controlling positions in BankAtlantic Bancorp and Woodbridge, BFC is required under generally accepted accounting principles (“GAAP”) to consolidate the financial results of these companies. As a consequence, the financial information of both entities is presented on a consolidated basis in BFC’s financial statements. However, except as otherwise noted, the debts and obligations of BankAtlantic Bancorp and Woodbridge are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent its pro rata share in a dividend or distribution.

BFC’s ownership in BankAtlantic Bancorp and Woodbridge as of March 31, 2009 was as follows:

			Percent
	Shares	Percent of	of
	Owned	Ownership	Vote

BankAtlantic Bancorp
Class A Common Stock	2,389,697	23.29%	12.35%
Class B Common Stock	975,225	100.00%	47.00%
Total	3,364,922	29.95%	59.35%

Woodbridge Holdings Corporation
Class A Common Stock	3,735,392	22.45%	11.90%
Class B Common Stock	243,807	100.00%	47.00%
Total	3,979,199	23.57%	58.90%

Forward Looking Statements

Except for historical information contained herein, the matters discussed in this document contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934 that involve substantial risks and uncertainties. When used in this document and in any documents incorporated by reference herein, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify certain of such forward-looking statements. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of Company and are subject to a number of risks and uncertainties that are subject to change based on factors which are, in many instances, beyond the Company’s control. When considering those forward-looking statements, the reader should keep in mind the risks, uncertainties and other cautionary statements made in this document, as well as those discussed under the heading “Risk Factors” in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. See “Where You Can Find More Information.” The reader should not place undue reliance on any forward-looking statement, which speaks only as of the date made. This document also contains information regarding the past performance of our investments and the reader should note that prior or current performance of investments and acquisitions is not a guarantee or indication of future performance.

Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services, real estate development, resort development and vacation ownership, and restaurant industries, while other factors apply directly to us. Risks and uncertainties associated with BFC include, but are not limited to:

•	the impact of economic, competitive and other factors affecting the Company and its subsidiaries, and their operations, markets, products and services;

•	adverse conditions in the stock market, the public debt market and other capital markets and the impact of such conditions on the activities of the Company and its subsidiaries;

•	the Company’s ability to meet its operating needs and provide for its ongoing operating requirements through its cash and cash equivalents, and the Company’s ability to obtain additional funds on attractive terms, if at all, if additional funds are required;

•	the performance of entities in which the Company has made investments may not be as anticipated;

•	BFC is dependent upon dividends from its subsidiaries to fund its operations, and BankAtlantic Bancorp and Woodbridge are not currently paying dividends and may not pay dividends in the future, and even if paid, BFC has historically experienced and may continue to experience negative cash flow;

•	BFC may need to issue debt or equity securities to fund its operations, and any such securities may not be issued on favorable terms, if at all;

•	BFC will be subject to the unique business and industry risks and characteristics of each entity in which an investment is made; and

•	BFC shareholders’ interests may be diluted if additional shares of BFC common stock are issued and its interests in its subsidiaries may be diluted if its subsidiaries issue additional shares of common stock.

With respect to BFC’s subsidiary, BankAtlantic Bancorp, and its subsidiary, BankAtlantic, the risks and uncertainties include those discussed in the “Financial Services” subsection below.

With respect to BFC’s subsidiary, Woodbridge and its subsidiaries, the risks and uncertainties include those discussed in the section of this joint proxy statement/prospectus entitled “Woodbridge’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, reference is also made to other risks and factors detailed in reports filed by the Company, BankAtlantic Bancorp and Woodbridge with the SEC. The Company cautions that the foregoing factors are not exclusive.

Critical Accounting Policies

Management views critical accounting policies as accounting policies that are important to the understanding of our financial statements and also involve estimates and judgments about inherently uncertain matters. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated statements of financial condition and assumptions that affect the recognition of income and expenses on the consolidated statements of operations for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in subsequent periods relate to the determination of the allowance for loan losses, evaluation of goodwill and other intangible assets for impairment, the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans, the valuation of real estate held for development and sale and its impairment reserves, revenue and cost recognition on percent complete projects, estimated costs to complete construction, the valuation of investments in unconsolidated subsidiaries, the valuation of the fair value of assets and liabilities in the application of the purchase method of accounting, accounting for deferred tax asset valuation allowance, accounting for uncertain tax positions, accounting for contingencies, and assumptions used in the valuation of stock-based compensation. The accounting policies that we have identified as critical accounting policies are: (i) allowance for loan losses; (ii) valuation of securities as well as the determination of other-than-temporary declines in value; (iii) impairment of goodwill and other indefinite life intangible assets; (iv) impairment of long-lived assets; (v) accounting for business combinations; (vi) the valuation of real estate held for development and sale; (vii) the valuation of unconsolidated subsidiaries; (viii) accounting for deferred tax asset valuation allowance; (ix) accounting for contingencies; and (x) accounting for stock-based compensation. See note 1 of the notes to our consolidated financial statements included elsewhere in this joint proxy statement/prospectus for a detailed discussion of our significant accounting policies.

Summary of Consolidated Results of Operations by Segment

The tables below sets forth the Company’s summarized results of operations for the three months ended March 31, 2009 and 2008 (in thousands):

	For the Three Months Ended March 31,
	2009	2008

BFC Activities	$(1,862)	$1,819
Financial Services	(46,008)	(24,564)
Real Estate Development	14,637	(10,353)

Loss from continuing operations	(33,233)	(33,098)
Discontinued operations, less income taxes	4,201	1,019

Net loss	(29,032)	(32,079)
Net loss attributable to noncontrolling interests	18,629	26,208

Net loss attributable to BFC	(10,403)	(5,871)
5% Preferred Stock dividends	(188)	(188)

Net loss allocable to common shareholders	$(10,591)	$(6,059)

Consolidated net loss for the three months ended March 31, 2009 was $10.4 million compared with net loss of $5.9 million for the same period in 2008. Consolidated net loss for the three months ended March 31, 2009 and 2008 includes discontinued operations, net of income taxes, of approximately $4.2 million and $1.0 million, respectively, associated with Ryan Beck, which BankAtlantic Bancorp sold to Stifel during February 2007.

The 5% Preferred Stock dividend represents the dividends paid by the Company on its 5% Cumulative Preferred Stock.

The table below sets forth the Company’s summarized results of operations for the years ended December 31, 2009, 2008 and 2007 (in thousands):

	For the Years Ended December 31,
	2008	2007	2006

BFC Activities	$5,997	12,567	(5,006)
Financial Services	(217,646)	(30,012)	26,879
Real Estate Development	(133,567)	(234,620)	(9,164)

Loss from continuing operations before income taxes	(345,216)	(252,065)	12,709
Discontinued operations, less income tax	16,605	7,160	(10,535)
Extraordinary gain, less income tax	9,145	2,403	—

Net (loss) income	(319,466)	(242,502)	2,174
Net (loss) income attributable to noncontrolling interest	(260,567)	(212,043)	4,395

Net loss attributable to BFC	$(58,899)	(30,459)	(2,221)

The Company reported a net loss of $58.9 million in 2008 as compared to a net loss of $30.5 million in 2007 and a net loss of $2.2 million in 2006. Results for the years ended December 31, 2008, 2007 and 2006 included $16.6 million income, $7.2 million income and a $10.5 million loss from discontinued operations net of income tax, respectively. The results from discontinued operations related to financial results associated with Ryan Beck (see note 3 of the notes to our consolidated financial statement included elsewhere in this joint proxy statement/prospectus for additional information). In 2008, the Company acquired additional shares of BankAtlantic Bancorp’s Class A Common Stock in the open market, and in 2007 the Company acquired additional shares of Woodbridge’s Class A Common Stock in Woodbridge’s Rights Offering to its

shareholders, including the Company. The acquisition of these shares resulted in negative goodwill (based on the excess of fair value of acquired net assets over the purchase price of the shares) of approximately $19.6 million in connection with the 2008 acquisitions of additional shares of BankAtlantic Bancorp and $11 million in connection with the 2007 acquisition of additional shares in Woodbridge. After ratably allocating this negative goodwill to non-current and non-financial assets, the Company recognized in 2008 and 2007 an extraordinary gain, net of tax, of $9.1 million and $2.4 million, respectively.

The results of continuing operations from our business segments and related matters are discussed below.

Consolidated Financial Condition

Consolidated Assets and Liabilities as of March 31, 2009 and December 31, 2008

Total assets at March 31, 2009 and December 31, 2008 were $6.1 billion and $6.4 billion, respectively. The changes in components of total assets between March 31, 2009 and December 31, 2008 are summarized below:

•	an increase in cash and cash equivalents of approximately $75.7 million primarily reflecting $119.7 million of higher cash balances at depository institutions associated with daily cash management activities at BankAtlantic. The increase in cash and cash equivalents was offset in part by (i) a net decrease in cash and cash equivalents of $1.8 million at BFC, which resulted primarily from cash used in operations of approximately $1.6 million and cash used in financing activities of $188,000 associated with BFC’s 5% Preferred Stock dividend payment and (ii) Woodbridge’s net decrease in cash and cash equivalents of $30.7 million, primarily related to cash used in operations and investments in timed deposits of approximately $25.0 million;

•	a decrease in Woodbridge’s restricted cash associated with the settlement payment made in connection with the bankruptcy of Levitt and Sons;

•	a decrease in securities available for sale reflecting BankAtlantic’s sale of $149.1 million of its mortgage-backed securities;

•	a decrease in BankAtlantic’s tax certificate balances primarily due to redemptions and decreased tax certificate acquisitions compared to prior periods;

•	a decline in BankAtlantic’s FHLB stock related to lower FHLB advance borrowings;

•	a decrease in BankAtlantic’s loan receivable balances associated with repayments of residential loans in the normal course of business combined with a significant decline in loan originations and purchases;

•	a decrease in BankAtlantic’s accrued interest receivable primarily resulting from lower loan balances and a significant decline in interest rates;

•	an increase in BankAtlantic’s real estate owned associated with residential loan foreclosures;

•	a net decrease in investment in unconsolidated subsidiaries primarily due to a decrease in Woodbridge’s investment in Bluegreen of $13.2 million mainly related to an other-than-temporary impairment charge recorded in the quarter ended March 31, 2009, offset in part by an increase in Woodbridge’s equity in earnings from Bluegreen; and

•	a decrease in BankAtlantic’s goodwill associated with an $8.5 million impairment charge to goodwill, net of purchase accounting adjustment in the amount of $0.6 million, recorded during the quarter ended March 31, 2009.

The Company’s total liabilities at March 31, 2009 were $5.7 billion compared to $6.0 billion at December 31, 2008. The changes in components of total liabilities from December 31, 2008 to March 31, 2009 are summarized below:

•	increased interest bearing deposit account balances at BankAtlantic associated with promotions of higher-yielding interest-bearing checking accounts and increases in certificates of deposits;

•	higher non-interest-bearing deposit balances at BankAtlantic primarily due to increased customer balances in checking accounts;

•	lower FHLB advances and short-term borrowings at BankAtlantic due to repayments using proceeds from the sale of securities and loan repayments and an increase in deposit account balances;

•	an increase in BankAtlantic Bancorp’s junior subordinated debentures due to interest deferments; and

•	a decrease of $52.9 million associated with Woodbridge’s reversal into income of the loss in excess of investment in Levitt and Sons as a result of the Bankruptcy Court’s approval of the Levitt and Sons’ bankruptcy plan.

Consolidated Assets and Liabilities as of December 31, 2008 and 2007

Total assets at December 31, 2008 and 2007 were $6.4 billion and $7.1 billion, respectively. The significant changes in components of total assets from December 31, 2007 to December 31, 2008 are summarized below:

•	a decrease in cash and cash equivalents of approximately $78.8 million was primarily as a result of (i) a net decrease in cash and cash equivalents of $9.2 million at BFC, which resulted primarily from cash used in operations of approximately $5.8 million and cash used in investing activities of $2.5 million and (ii) Woodbridge’s net decrease in cash and cash equivalents of $80.4 million, which resulted from cash used in operations of $32.9 million, cash used in investing activities of $41.9 million and cash used in financing activities of $5.6 million. This decrease in cash and cash equivalents was offset in part by BankAtlantic Bancorp’s higher cash and due from depository institution balances resulting from additional cash at automated teller machines and cash on hand;

•	an increase in BankAtlantic federal funds sold and short term investments associated with daily treasury management;

•	an increase in Woodbridge’s restricted cash primarily related to the funding of the Levitt and Sons Settlement Agreement, providing collateral for a letter of credit as a result of a surety bond claim and the establishment of an interest reserve for one of Core’s loan agreements;

•	a decrease in securities available for sale and other financial instruments reflecting BankAtlantic Bancorp’s sale of Stifel common stock, the sale of Stifel warrants and the liquidation of managed fund equity investments and principal repayments on agency securities. This decrease in securities available for sale was offset in part by Woodbridge’s net increase of equity securities of $4.3 million (net of shares sold and impairment charges) relating to its investment in Office Depot and BFC’s net increase in the reclassification of its investment in Benihana Convertible Preferred Stock from investment securities which was carried at cost to investment securities available for sale in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities;”

•	a decrease in investment securities at cost primarily resulting from BankAtlantic Bancorp’s sale of Stifel common stock and certain private equity securities and BFC’s reclassification of its investment in Benihana Convertible Preferred Stock as discussed above;

•	increase in tax certificate balances in BankAtlantic primarily due to higher Florida tax certificate acquisitions;

•	a decline in BankAtlantic FHLB stock related to lower FHLB advance borrowings;

•	a decrease in BankAtlantic loan receivable balances associated with a $43.2 million increase in the allowance for loan losses as well as lower residential loan balances partially offset by higher small business, commercial business and home equity loan balances;

•	lower real estate held for development and sale held by BankAtlantic associated with impairments and the sale of inventory of homes at a real estate development. This decrease in inventory of real estate was partially offset by a net increase of inventory held by Woodbridge of $14.0 million primarily associated with the land development activities of the Land Division;

•	a decrease in office properties and equipment primarily due to the sale by BankAtlantic of five central Florida branches to an unrelated financial institution as well as the disposal of properties in connection with the on-going consolidation of back-office facilities, as well as a decrease in Woodbridge property and equipment due to the sale of three ground lease parcels and a depreciation adjustment related to the reclassification into continuing operations of two of Core’s commercial leasing assets previously classified as discontinued operations;

•	a decrease in BankAtlantic’s goodwill associated with the recognition of a $46.6 million goodwill impairment (net of purchase accounting of $1.7 million);

•	a decrease in deferred tax assets, net due to the establishment of a deferred tax asset valuation allowance;

•	an increase in other intangible assets primarily associated with core deposit intangible assets relating to BFC’s “step acquisitions” in BankAtlantic Bancorp in August 2008 and December 2008, which increased BFC’s economic ownership in BankAtlantic Bancorp in the aggregate by approximately 6.5%. Such acquisitions were accounted as step acquisitions under the purchase method. The increase in other intangible assets was also due to Woodbridge’s intangible assets of approximately $4.3 million associated with its acquisition of shares of convertible preferred stock of Pizza Fusion; and

•	a decline in other assets primarily resulting from BankAtlantic Bancorp’s and Woodbridge’s receipt of income tax refunds associated with the carry-back of taxable losses for the year ended December 31, 2007.

The Company’s total liabilities at December 31, 2008 were $6.0 billion compared to $6.4 billion at December 31, 2007. The changes in components of total liabilities from December 31, 2007 to December 31, 2008 are summarized below:

•	lower non-interest-bearing deposit balances primarily reflecting the migration of non-interest bearing deposits to interest-bearing NOW accounts as BankAtlantic promoted higher interest rate NOW accounts during 2008 in response to greater competition;

•	a decline in BankAtlantic insured savings and money market accounts primarily reflecting deposit outflows resulting from interest rate reductions on higher yield account products as higher rates from prior periods were discontinued;

•	an increase in BankAtlantic’s certificate accounts reflecting higher brokered deposit balances as well as a higher interest rate certificate account promotion during 2008;

•	lower FHLB advance borrowings at BankAtlantic due to a decline in total assets and the availability of alternative funding sources at lower interest rates;

•	higher short-term borrowings at BankAtlantic associated with funds obtained from the Treasury at lower interest rates than alternate funding sources;

•	a decrease in Woodbridge’s notes and mortgage notes payable primarily due to curtailment payments made in connection with a development loan collateralized by land in Tradition Hilton Head, offset in part by draws on lines of credit in Woodbridge’s Land Division; and

•	decreases in other liabilities primarily resulting from a decline at BankAtlantic in accrued interest payable on borrowings associated with significantly lower interest rates at period end, as well as a decrease in accrued liabilities at Woodbridge which was primarily attributable to decreased severance and construction accruals due to payments made during the year ended December 31, 2008, partially offset by an increase in Woodbridge’s current tax liability of approximately $2.4 million relating to its FIN 48 liability which was netted against current tax asset in 2007.

Redeemable 5% Cumulative Preferred Stock

On June 7, 2004, the Board of Directors of the Company designated 15,000 shares of the preferred stock as 5% Cumulative Convertible Preferred Stock (“5% Preferred Stock”) and, on June 21, 2004, sold the shares of the 5% Preferred Stock to an investor group in a private offering. On December 17, 2008, the Company amended its Amended and Restated Articles of Incorporation (the “Amendment”) to change certain of the previously designated relative rights, preferences and limitations of the Company’s 5% Preferred Stock.

Effective with the Amendment in December 2008 and in accordance with Accounting Series Release No. 268 (“ASR 268”), the Company determined that the 5% Preferred Stock met the requirements to be re-classified outside of permanent equity at its fair value at the Amendment date of approximately $11.0 million into the mezzanine category as Redeemable 5% Cumulative Preferred Stock at December 31, 2008 in the Company’s Consolidated Statements of Financial Condition. The fair value of the 5% Preferred Stock was obtained by using an income approach by discounting estimated cash flows at a market discount rate. Prior to the Amendment in December 2008 for all periods presented, the 5% Preferred Stock is presented in permanent equity at its stated value of approximately $15.0 million. At December 31, 2008, $11.0 million has been re-classified as Redeemable 5% Cumulative Preferred Stock and the remaining amount of approximately $4.0 million remains classified in Additional Paid in Capital.

Noncontrolling Interest

The following table summarizes the noncontrolling interests held by others in our subsidiaries (in thousands):

	December 31,
	2008	2007

BankAtlantic Bancorp	$170,888	351,148
Woodbridge	91,389	207,138
Joint Venture Partnership	277	664

	$262,554	558,950

Impact of Inflation

The financial statements and related financial data and notes presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

The majority of our assets and liabilities are monetary in nature by virtue of our ownership interest in BankAtlantic Bancorp. As a result, interest rates have a more significant impact on our performance than the effects of general price levels. Although interest rates generally move in the same direction as inflation, the magnitude of such change varies. The possible effect of fluctuating interest rates is discussed more fully above in the section entitled “Information About BFC — Quantitative and Qualitative Disclosures About Market Risk.”

Inflation could have a long-term impact on our real estate activities because any increase in the cost of land, materials and labor would result in a need to increase the sales prices of land which may not be possible. In addition, inflation is often accompanied by higher interest rates which could have a negative impact on demand and the costs of financing land development activities. Rising interest rates as well as increased materials and labor costs may reduce margins. Our real estate activities, which primarily consist of the activities of Woodbridge, are discussed more fully in the sections entitled “Information About Woodbridge — Business” and “Woodbridge’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

New Accounting Pronouncements

See Note 22 to our unaudited consolidated financial statements included elsewhere in this joint proxy statement/prospectus for a discussion of new accounting pronouncements applicable to the Company and its subsidiaries.

BFC Activities

The “BFC Activities” segment includes all of the operations and all of the assets owned by BFC other than BankAtlantic Bancorp and its subsidiaries and Woodbridge and its subsidiaries. Pursuant to the terms of shared service agreements between BFC, BankAtlantic Bancorp and Woodbridge, BFC provides shared service operations in the areas of human resources, risk management, investor relations, executive office administration and other services to BankAtlantic Bancorp and Woodbridge. Additionally, BFC provides certain risk management and administrative services to Bluegreen. The costs of shared services are allocated based upon the usage of the respective services. This segment also includes BFC’s overhead expenses, interest income and dividend income from BFC’s investment in Benihana’s Convertible Preferred Stock, the financial results of a venture partnership that BFC controls, and financial results from our wholly-owned subsidiary, BFC/CCC, Inc. (formerly known as Cypress Creek Capital, Inc.) (“BFC/CCC”).

BankAtlantic Bancorp and Woodbridge are consolidated in BFC’s financial statements, as described earlier. The Company’s earnings or losses in BankAtlantic Bancorp are included in our Financial Services division which consists of two reportable segments, which are: BankAtlantic and BankAtlantic Bancorp Other Operations. The Company’s earnings and losses in Woodbridge are included in two reportable segments, which are: Land Division and Woodbridge Other Operations.

At March 31, 2009, BFC had 9 employees dedicated to BFC operations and 29 employees providing shared services to BFC and its affiliated companies. At March 31, 2008, BFC had 10 employees dedicated to BFC operations, 7 employees in BFC/CCC, and 26 employees providing shared services to BFC and its affiliated companies. During the second quarter of 2008, all employees previously employed by BFC/CCC became employees of Woodbridge where we believe they can potentially provide greater value to the overall organization.

Results of Operations For the Three Months Ended March 31, 2009 and 2008

The discussion that follows reflects the operations and related matters of the BFC Activities segment (in thousands).

	For the Three Months		Change
	Ended March 31,		2009 vs.
	2009	2008	2008

Revenues
Interest and dividend income	$258	420	(162)
Other income, net	909	1,689	(780)

	1,167	2,109	(942)

Cost and Expenses
Employee compensation and benefits	2,196	3,160	(964)
Other expenses	762	998	(236)

	2,958	4,158	(1,200)

Equity (loss) earnings from unconsolidated subsidiaries	(71)	2	(73)

Loss before income taxes	(1,862)	(2,047)	185
Benefit for income taxes	—	(3,866)	3,866

Net (loss) income from continuing operations	(1,862)	1,819	4,051

The decrease in interest and dividend income during the three months ended March 31, 2009 as compared to the same period in 2008 was primarily related to lower interest rates and lower cash balances on deposit.

The decrease in other income during the three months ended March 31, 2009 as compared to the same period in 2008 primarily related to BFC/CCC’s gain from the sale of its investment in a limited partnership during the quarter ended March 31, 2008. This decrease in other income was partially offset by an increase in shared service revenues recognized by BFC during the 2009 period. For the three months ended March 31, 2009 and 2008, BFC/CCC’s income was approximately $17,000 and $1.1 million, respectively. For the three months ended March 31, 2009 and 2008, shared service revenue was approximately $861,000 and $498,000, respectively. BFC also incurred similar expenses related to shared service operations during the first quarter of 2009 and 2008.

The decrease in employee compensation and benefits during the three months ended March 31, 2009 as compared to the same period in 2008 was primarily due to the transfer of BFC/CCC’s employees to Woodbridge.

The decrease in other expenses during the three months ended March 31, 2009 compared to the same period in 2008 was primarily associated with lower legal and other professional and consulting fees.

BFC Activities’ provision for income taxes is estimated to result in an effective tax rate of 0.0% in 2009. The 0.0% effective tax rate in 2009 is a result of BFC recording a valuation allowance in September 2008 against its deferred tax assets (primarily resulting from BFC’s net operating loss (“NOLs”)) that are not expected to be recovered in the future. Due to losses in the past and expected taxable losses in the foreseeable future, BFC may not have sufficient taxable income of the appropriate character in the future to realize any portion of the net deferred tax asset.

During the three months ended March 31, 2008, the results of BFC Activities included the benefit for income taxes associated with our equity losses in Woodbridge and the tax effect of our equity losses in BankAtlantic Bancorp in the amounts of approximately $2.4 million and $5.8 million, respectively.

BFC’s business strategy is to hold its investment in BankAtlantic Bancorp indefinitely. Accordingly, based on the Company’s change in intent in 2008 as to the expected manner of recovery of its investment in BankAtlantic Bancorp, the Company reversed its deferred tax liability of $29.3 million during the quarter ended September 30, 2008.

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

The discussion that follows reflects the operations and related matters of the BFC Activities segment (in thousands).

				Change	Change
	For the Years Ended December 31,			2008 Vs.	2007 Vs.
	2008	2007	2006	2007	2006
	(In thousands)

Revenues
Interest and dividend income	$1,376	2,374	2,292	(998)	82
Securities activities	898	1,295	—	(397)	1,295
Other income, net	4,955	4,977	3,680	(22)	1,297

	7,229	8,646	5,972	(1,417)	2,674

Cost and Expenses
Employee compensation and benefits	8,793	10,932	9,407	(2,139)	1,525
Other expenses, net	3,600	4,340	3,428	(740)	912

	12,393	15,272	12,835	(2,879)	2,437

Equity in loss from unconsolidated affiliates	(152)	(78)	—	(74)	(78)
Impairment of investment	(3,574)	—	—	(3,574)	—

Loss before income taxes	(8,890)	(6,704)	(6,863)	(2,186)	159
Benefit for income taxes	(14,887)	(19,271)	(1,857)	4,384	(17,414)

Income (loss) from continuing operations	$5,997	12,567	(5,006)	(6,570)	17,573

The decrease in interest and dividend income during the year ended December 31, 2008 as compared to 2007 and 2006 resulted from lower cash and cash equivalent balances and lower average yields on those balances. The increase interest and dividend income during the year ended December 31, 2007 as compared to 2006 resulted from interest income earned on higher cash balances as a consequence of the public offering of equity consummated in 2007.

Securities activities related to gains on the sale of publicly traded equity securities, $103,000 of which was realized in 2008 by a venture partnership that BFC controls.

The decrease in other income in 2008 as compared to the same period in 2007 was primarily due to lower income at BFC/CCC. This decrease in other income was partially offset with an increase in shared service income. The increase in other income in 2007 as compared to the same period in 2006 was primarily due to higher income from advisory fees earned at BFC/CCC and shared service income. In 2008, 2007 and 2006, BFC/CCC income was approximately $1.4 million, $1.7 million and $929,000, respectively. In 2008, 2007 and 2006, shared service income was approximately $3.1 million, $2.9 million and $2.5 million, respectively. BFC also recognized similar expenses related to shared service operations.

The decrease in employee compensation and benefits in 2008 as compared to the same period in 2007 was primarily due to the decline in executive officers incentive bonus of approximately $913,000, as well as a decline in compensation and benefits of approximately $1.1 million primarily associated with the transfer of BFC/CCC’s employees to Woodbridge. The increase in employee compensation and benefits during the year ended December 31, 2007 as compared to 2006 was primarily due to increases in i) the level of compensation and additional employees in BFC’s shared service operations, ii) bonus expense of approximately $390,000 of which $200,000 related to the completion of certain projects at BFC/CCC and additional bonuses to executive officers, iii) stock compensation expense of approximately $308,000 and iv) a provision for severance in the amount of $250,000 due to a restructuring of BFC/CCC’s operations. At December 31, 2008, BFC had 9 employees dedicated to BFC operations and 29 employees providing shared services to BFC and the affiliate companies. At December 31, 2007, BFC had 12 employees dedicated to BFC operations, 11 employees in BFC/CCC, and 25 employees providing shared services to BFC and the affiliate companies.

Other expenses decreased in 2008 as compared to the same period in 2007 primarily due to a write-off of $619,000 related to the abandonment of a proposed merger with Woodbridge which was terminated in August 2007. Other expenses increased in 2007 as compared to 2006 primarily due to the write-off of the $619,000 proposed merger cost with Woodbridge and increased legal and professional and consulting fees.

Impairment of investment in 2008 related to BFC’s investment in Benihana Convertible Preferred Stock. During the quarter ended December 31, 2008, the Company performed an impairment review of its investment in Benihana Convertible Preferred Stock to determine if an impairment adjustment was needed. Based on the evaluation and the review of various qualitative and quantitative factors, including the decline in the underlying trading value of Benihana’s common stock and the redemption provisions of the Company’s Convertible Preferred Stock, the Company determined that there was an other-than-temporary decline of approximately $3.6 million, and accordingly, the investment was written down to its fair value of approximately $16.4 million. Concurrent with management’s evaluation of the impairment of this investment at December 31, 2008, it made the determination to reclassify this investment from investment securities which are carried at cost to investment securities available for sale in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

BFC Activities include the (benefit) provision for income taxes associated with our equity earnings (losses) in Woodbridge for the periods ended and the tax effect of our equity earnings (losses) in BankAtlantic Bancorp. BFC’s current business strategy is to hold its investment in BankAtlantic Bancorp indefinitely. Accordingly, based on the Company’s change in intent as to the expected manner of recovery of its investment in BankAtlantic Bancorp, the Company reversed its deferred tax liability of $29.3 million during the quarter ended September 30, 2008.

In 2008, a valuation allowance of approximately $28.3 million was established against BFC’s deferred tax asset primarily resulting from BFC’s net operation loss (“NOLs”) carryforwards, because based on available evidence it is more likely than not that this deferred tax asset will not be realized. For further information, see note 25 to our audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

The effective tax rate after taking into consideration BankAtlantic Bancorp’s and Woodbridge’s equity earnings (losses) was as follows:

	For the Years Ended December 31,
	2008	2007	2006

BFC Activities loss before income taxes	$(8,901)	(6,670)	(6,838)
Subsidiaries not consolidated for income taxes:
Equity from (loss) earnings in BankAtlantic Bancorp	(56,230)	(7,206)	5,807
Equity from loss in Woodbridge	(22,261)	(39,622)	(1,519)

Loss before income taxes	(87,392)	(53,498)	(2,550)
Benefit for income taxes	(14,887)	(19,271)	(1,857)

Net loss	$(72,505)	(34,227)	(693)

Effective tax rate	17%	36%	73%

The difference between the effective tax rate and the expected federal income tax rate of 35% during 2008 resulted primarily from a valuation allowance of our deferred tax assets of approximately $28.3 million (which also includes the disallowance of tax benefits associated with current year losses from BFC Activities), tax benefits not recognized on our equity losses from BankAtlantic Bancorp because of our new business strategy as mentioned above and the reversal of our deferred tax liability of $29.3 million associated with our investment in BankAtlantic Bancorp as mentioned above.

The difference between the effective tax rate and the expected federal income tax rate of 35% during 2006 resulted primarily from tax benefits associated with dividend received deduction of approximately $894,000 and state tax.

Purchase Accounting

The acquisitions in 2008 and 2007 of additional shares purchased of BankAtlantic Bancorp and Woodbridge, respectively, were accounted for as step acquisitions under the purchase method of accounting. Accordingly, the assets and liabilities acquired were revalued to reflect market values at the respective dates of acquisition. Accordingly, the discounts and premiums arising as a result of such revaluation are generally being accreted or amortized over the remaining life of the assets and liabilities. The net impact of such accretion, amortization and other purchase accounting adjustments decreased our consolidated net loss for the three months ended March 31, 2009 and 2008 by approximately $669,000 and $78,000, respectively, and decreased our consolidated net loss during 2008 by approximately $8.4 million, of which approximately $4.7 million and $1.7 million was due to the purchase accounting associated with the investment in Bluegreen and goodwill, respectively.

Liquidity and Capital Resources of BFC

The following tables provide cash flow information for the BFC Activities segment (in thousands).

	For the Three Months Ended
	March 31,
	2009	2008

Net cash provided by (used in):
Operating activities	$(1,649)	(3,264)
Investing activities	84	139
Financing activities	(194)	(193)

Decrease in cash and cash equivalents	(1,759)	(3,318)
Cash and cash equivalents at beginning of period	9,719	18,898

Cash and cash equivalents at end of period	$7,960	15,580

	For the Years Ended December 31,
	2008	2007	2006

Net cash provided by (used in):
Operating activities	$(5,859)	(3,267)	(2,292)

Investing activities	(2,495)	(31,548)	(1,416)

Financing activities	(825)	35,537	(4,922)

Increase (decrease) in cash and cash equivalents	(9,179)	722	(8,630)

Cash and cash equivalents at beginning of period	18,898	18,176	26,806

Cash and cash equivalents at end of period	$9,719	18,898	18,176

BFC expects to meet its short-term liquidity requirements generally through existing cash balances and cash dividends from Benihana. The Company expects to meet its long-term liquidity requirements through the foregoing, as well as, if necessary, long-term secured and unsecured indebtedness, and future issuances of equity and/or debt securities and the sale of assets.

The primary sources of funds to the BFC Activities segment for the three months ended March 31, 2009 and 2008 and the years ended December 31, 2008 and 2007 (without consideration of BankAtlantic Bancorp’s or Woodbridge’s liquidity and capital resources, which, except as noted, are not available to BFC) were:

•	revenues from shared services activities for affiliated companies;

•	dividends from Benihana;

•	venture partnership distributions;

•	revenues from BFC/CCC; and

•	dividends from BankAtlantic Bancorp until January 2009.

Sources of funds for the years ended December 31, 2008 and 2007 also included proceeds from the sale of equity securities.

Funds were primarily utilized by BFC to:

•	pay dividends on its outstanding 5% Preferred Stock;

•	fund its operating and general and administrative expenses, including shared services costs; and

•	solely with respect to the years ended December 31, 2008 and 2007, purchase shares of Woodbridge’s and BankAtlantic Bancorp’s Class A Common Stock;

The decrease in cash used in operating activities during 2009 compared to 2008 primarily resulted from lower operating and general administrative expenses. Investing activities in 2009 and 2008 are primarily due to distributions from unconsolidated subsidiaries. Financing activities in 2009 and 2008 are primarily due to the 5% Preferred Stock dividends payment of $188,000 for each period.

The increase in cash used in operating activities during 2008 compared to 2007 primarily resulted from lower income resulting from a decline in interest income earned from cash equivalents and a decline in BFC/CCC’s income. This increase in cash used in operating activities was partially offset by lower operating and general and administrative expenses. The increase in cash used in operating activities during 2007 compared to 2006 primarily resulted from higher operating and general administrative expenses, net of revenues received from BFC/CCC.

The decline in cash used in investing activities during 2008 compared to 2007 was primarily due to the purchase in 2007 of 3,320,543 shares of Woodbridge’s Class A Common Stock in Woodbridge’s rights offering (such shares were subsequently issued to BFC on October 1, 2007) for approximately $33.2 million, while in 2008 the Company purchased an aggregate of 723,848 shares of BankAtlantic Bancorp’s Class A Common Stock in the open market for approximately $3.9 million. In 2008, the decline in cash used in investing activities was partially offset by cash proceeds received from a venture partnership’s distribution and proceeds received from the sale of its equity securities. The increase in cash used in investing activities during 2007 compared to 2006 primarily resulted from BFC’s purchase of Woodbridge’s Class A Common Stock in the rights offering discussed above. This increase in cash used in investing activities in 2007 was partially offset by cash provided by the proceeds received from the sale of equity securities and from the sale of a real estate investment.

The decrease in cash provided by financing activities during 2008 compared to 2007 was primarily associated with BFC’s public offering in July 2007, in which BFC sold 11,500,000 shares of its Class A Common Stock at $3.40 per share pursuant to a registered underwritten public offering. Net proceeds from the sale of the 11,500,000 shares totaled approximately $36.2 million, after underwriting discounts, commissions and offering expenses. BFC primarily used the proceeds of this offering to participate in Woodbridge’s rights offering described above and for general corporate purposes, including working capital. In 2007, cash provided by financing activities resulted from net proceeds from BFC’s public offering offset by the payment of dividends on the Company’s 5% Preferred Stock of $750,000. In 2006, cash used in financing activities resulted from the payment of approximately $4.2 million of optionees’ minimum withholding tax upon the exercise of stock options and the payment of dividends on the Company’s 5% Preferred Stock of $750,000. BFC accepted shares of Class B Common Stock as consideration for the exercise price of stock options and for the payment of optionees’ minimum withholding taxes related to options exercised.

On October 24, 2006, the Company’s Board of Directors approved the repurchase of up to 1,750,000 shares of the Company’s Class A Common Stock at an aggregate cost of no more than $10.0 million. In 2008, the Company repurchased in the open market an aggregate of 100,000 shares at an average price of $0.54 per share. As a result of these shares repurchases, 1,650,000 shares of the Company’s Class A Common Stock remain available for repurchase under the plan. These remaining shares may be repurchased in the open market or through private transactions. The timing and the amount of repurchases, if any, will depend on market conditions, share price, trading volume and other factors, and there is no assurance that the Company will repurchase any or all of the remaining shares in the future. No termination date was set for the repurchase program. It is anticipated that any share repurchases would be funded through existing cash balances.

BankAtlantic Bancorp does not anticipate receiving dividends from BankAtlantic during the year ended December 31, 2009 or until economic conditions and the performance of BankAtlantic’s assets improve. The ability of BankAtlantic to pay dividends or make other distributions to BankAtlantic Bancorp in subsequent periods is subject to regulations and OTS approval. The OTS would not approve any distribution that would cause BankAtlantic to fail to meet its capital requirements or if the OTS believes that a capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice, and there is no assurance that the OTS would approve future applications for capital distributions from BankAtlantic. At March 31, 2009, BankAtlantic met all applicable liquidity and regulatory capital requirements.

In order for BankAtlantic Bancorp to preserve liquidity in the current difficult economic environment, BankAtlantic Bancorp elected in February 2009 to defer interest payments on all of its outstanding junior subordinated debentures and to cease paying dividends on its common stock. The terms of the junior subordinated debentures and the trust documents allow BankAtlantic Bancorp to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. During the deferral period, the respective trusts will likewise suspend the declaration and payment of dividends on the trust preferred securities. BankAtlantic Bancorp has the ability under the junior subordinated debentures to continue to defer interest payments through ongoing, appropriate notices to each of the trustees, and will make a decision each quarter as to whether to continue the deferral of interest. During the deferral period, BankAtlantic Bancorp may not, among other things and with limited exceptions, pay cash dividends on or repurchase its common stock nor make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated debentures. BankAtlantic Bancorp may end the deferral by paying all accrued and unpaid interest. BankAtlantic Bancorp anticipates that it will continue to defer interest on its junior subordinated debentures and will not pay dividends on its common stock for the foreseeable future. In January 2009, the Company received approximately $84,000 in dividends from BankAtlantic Bancorp. The Company does not expect to receive cash dividends from BankAtlantic Bancorp in the foreseeable future.

Woodbridge has not paid any dividends since the first quarter of 2007, and the Company does not anticipate that it will receive additional dividends from Woodbridge for the foreseeable future. Any future dividends are subject to approval by Woodbridge’s board of directors and will depend upon, among other factors, Woodbridge’s results of operations and financial condition.

On June 21, 2004, the Company sold all 15,000 issued and outstanding shares of its 5% Preferred Stock to an investor group in a private offering. On December 17, 2008, the Company amended its Articles of Incorporation (the “Amendment”) to change certain of the previously designated relative rights, preferences and limitations of the Company’s 5% Preferred Stock. The Amendment eliminated the right of the holders of the 5% Preferred Stock to convert their shares of Preferred Stock into shares of the Company’s Class A Common Stock. The Amendment also requires the Company to redeem shares of the 5% Preferred Stock with the net proceeds it receives in the event (i) the Company sells any of its shares of Benihana’s Convertible Preferred Stock, (ii) the Company sells any shares of Benihana’s Common Stock received upon conversion of the Benihana’s Convertible Preferred Stock or (iii) Benihana redeems any shares of its Convertible Preferred Stock owned by the Company. Additionally, in the event the Company defaults on its obligation to make dividend payments on its 5% Preferred Stock, the Amendment entitles the holders of the 5% Preferred Stock, in place of the Company, to receive directly from Benihana certain payments on the shares of Benihana’s Convertible Preferred Stock owned by the Company or on the shares of Benihana’s Common Stock received by the Company upon conversion of Benihana’s Convertible Preferred Stock. Effective with the Amendment, the Company determined that the 5% Preferred Stock met the requirements to be re-classified outside of permanent equity at its fair value at the Amendment date of approximately $11.0 million into the mezzanine category as Redeemable 5% Cumulative Preferred Stock at December 31, 2008 in the Company’s Consolidated Statements of Financial Condition. The 5% Preferred Stock has a stated value of $1,000 per share. The shares of 5% Preferred Stock may be redeemed at the option of the Company, from time to time, at redemption prices ranging from $1,030 per share for the year 2009 to $1,000 per share for the year 2015 and thereafter. The 5% Preferred Stock liquidation preference is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the applicable redemption price in a voluntary liquidation or winding up of the Company. Holders of the 5% Preferred Stock have no voting rights, except as provided by Florida law, and are entitled to receive, when and as declared by the Company’s Board of Directors, cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value from the date of issuance, payable quarterly. Since June 2004, the Company has paid dividends on the 5% Preferred Stock of $187,500 on a quarterly basis.

Shares of Benihana’s Convertible Preferred Stock are subject to mandatory redemption on July 2, 2014. The date may be extended by the holders of a majority of the then outstanding shares of Benihana Preferred Stock to a date no later than July 2, 2024. The Company owns 800,000 shares of Benihana’s Convertible Preferred Stock that it purchased for $25.00 per share. The Company has the right to receive cumulative quarterly dividends at an annual rate equal to 5% or $1.25 per share, payable on the last day of each calendar quarter. It is anticipated that the Company will continue to receive approximately $250,000 per quarter in dividends on Benihana’s Convertible Preferred Stock.

A wholly-owned subsidiary of BFC/CCC has a 10% interest in a limited partnership as a non-managing general partner. The partnership owns an office building located in Boca Raton, Florida, and in connection with the purchase of such office building in March 2006, BFC/CCC guaranteed repayment of a portion of the non-recourse loan on the property on a joint and several basis with the managing general partner. BFC/CCC’s maximum exposure under this guarantee agreement is $8.0 million (which is shared on a joint and several basis with the managing general partner), representing approximately 35.2% of the current indebtedness of the property, with the guarantee to be partially reduced in the future based upon the performance of the property.

A wholly-owned subsidiary of BFC/CCC has a 10% interest in a limited liability company that owns two commercial properties in Hillsborough County, Florida. In connection with the purchase of the commercial properties in November 2006, BFC and the unaffiliated member each guaranteed the payment of up to a maximum of $5.0 million each for certain environmental indemnities and specific obligations that are not related to the financial performance of the assets. BFC and the unaffiliated member also entered into a cross indemnification agreement which limits BFC’s obligations under the guarantee to acts of BFC and its affiliates. The BFC guarantee represents approximately 19.3% of the current indebtedness collateralized by the commercial properties.

A wholly-owned subsidiary of BFC/CCC has a 50% limited partner interest in a limited partnership that has a 10% interest in a limited liability company that owns an office building in Tampa, Florida. In connection with the purchase of the office building by the limited liability company in June 2007, BFC guaranteed the payment of certain environmental indemnities and specific obligations that are not related to the financial performance of the asset up to a maximum of $15.0 million, or $25.0 million in the event of any petition or involuntary proceedings under the U.S. Bankruptcy Code or similar state insolvency laws or in the event of any transfers of interests not in accordance with the loan documents. BFC and the unaffiliated members also entered into a cross indemnification agreement which limits BFC’s obligations under the guarantee to acts of BFC and its affiliates.

There were no obligations associated with the above guarantees recorded in the financial statements based on the value of the assets collateralizing the indebtedness, the potential indemnification by unaffiliated members and the limit of the specific obligations to non-financial matters.

Financial Services

Our Financial Services activities of BFC are comprised of the operations of BankAtlantic Bancorp and its subsidiaries. BankAtlantic Bancorp presents its results in two reportable segments and its results of operations are consolidated in BFC Financial Corporation. The only assets available to BFC Financial Corporation from BankAtlantic Bancorp are dividends when and if paid by BankAtlantic Bancorp. BankAtlantic Bancorp is a separate public company and its management prepared the following discussion regarding BankAtlantic Bancorp, portions of which have been excerpted from BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the three months ended March 31, 2009, in each case filed with the Securities and Exchange Commission. Accordingly, references to the “Company”, “we”, “us” or “our” in this “Financial Services” section are references to BankAtlantic Bancorp and its subsidiaries, and are not references to BFC Financial Corporation.

The objective of the following discussion is to provide an understanding of the financial condition and results of operations of BankAtlantic Bancorp, Inc. and its subsidiaries (the “Company”, which may also be referred to as “we,” “us,” or “our”) for the three months ended March 31, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006. The principal assets of the Company consist of its ownership in BankAtlantic, a federal savings bank headquartered in Fort Lauderdale, Florida, and its subsidiaries (“BankAtlantic”).

Except for historical information contained herein, the matters discussed in this document contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of BankAtlantic Bancorp, Inc. (“the Company”) and are subject to a number of risks and uncertainties that are subject to change based on factors which are, in many instances, beyond the Company’s control. These include, but are not limited to, risks and uncertainties associated with: the impact of economic, competitive and other factors affecting the Company and its operations, markets, products and services, including the impact of a continued or deepening recession and increased unemployment on our business generally, our capital ratios, as well as the ability of our borrowers to service their obligations and of our customers to maintain account balances; credit risks and loan losses, and the related sufficiency of the allowance for loan losses, including the impact on the credit quality of our loans (including those held in the asset workout subsidiary of the Company) of a sustained downturn in the economy and in the real estate market and other changes in the real estate markets in our trade area and where our collateral is located; the quality of our residential land acquisition and development loans (including builder land bank loans, land acquisition and development loans and land acquisition, development and construction loans) as well as commercial land loans, other commercial real estate loans, and Commercial business loans, and conditions specifically in those market sectors; the risks of additional charge-offs, impairments and required increases in our allowance for loan losses; changes in interest rates and the effects of, and changes in, trade, monetary and fiscal policies and laws including their impact on the bank’s net interest margin; adverse conditions in the stock market, the public debt market and other financial and credit markets and the impact of such conditions on our activities, the value of our assets and on the ability of our borrowers to service their debt obligations; BankAtlantic’s seven-day banking initiatives and other initiatives not resulting in continued growth of core deposits or increasing average balances of new deposit accounts or producing results which do not justify their costs; the success of our expense reduction initiatives and the ability to achieve additional cost savings; changes in laws and regulations including increased regulatory costs; and the impact of periodic valuation testing of goodwill, deferred tax assets and other assets. Past performance, actual or estimated new account openings and growth may not be indicative of future results. In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in reports filed by the Company with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The Company cautions that the foregoing factors are not exclusive.

Consolidated Results of Operations — Three Months Ended March 31, 2009 and 2008

(Loss) from continuing operations from each of the Company’s reportable segments was as follows (in thousands):

	For the Three Months Ended March 31,
	2009	2008	Change

BankAtlantic	$(40,589)	(16,981)	(23,608)
Parent Company	(6,022)	(7,583)	1,561

Net loss	$(46,611)	(24,564)	(22,047)

The increase in BankAtlantic’s net loss during the 2009 quarter compared to the same 2008 quarter primarily resulted from a $9.1 million goodwill impairment charge and an increase in the provision for loan losses. Additionally, there was no recognition of any tax benefit related to BankAtlantic’s loss because a deferred tax valuation allowance was established for the tax benefits associated with the loss. BankAtlantic did not recognize a goodwill impairment charge during the 2008 quarter and recorded an $11.0 million benefit for income taxes associated with the 2008 loss. Also contributing to the increase in BankAtlantic’s net loss for the 2009 quarter compared to the 2008 quarter was lower net interest income and fee income as well as termination costs recognized in 2009 as a result of a reduction in its workforce. The decline in BankAtlantic’s net interest income primarily resulted from lower earning asset balances as BankAtlantic slowed the origination and purchase of loans and sold $149.1 million in agency securities in order to enhance liquidity and improve regulatory capital ratios. The decline in fee income mainly reflects lower customer overdraft fees recognized during 2009 compared to 2008. In March 2009, BankAtlantic reduced its workforce by 7%, incurring one-time termination benefit costs of $1.9 million. BankAtlantic’s non-interest expenses excluding goodwill impairment and termination benefits declined by $8.2 million during the 2009 quarter compared to the same 2008 quarter. This decline in expenses was primarily due to BankAtlantic’s expense reduction initiatives during 2008 which included workforce reductions, consolidation of certain back-office facilities, sale of five central Florida stores, renegotiation of vendor contracts, outsourcing of certain back-office functions and other targeted expense reduction programs. In addition, BankAtlantic’s provision for loan losses was $43.5 million for the 2009 quarter compared to $42.9 million for the 2008 quarter. The provision during 2009 primarily related to charge-offs and loan loss reserves associated with our consumer, residential and commercial real estate loan portfolios. The 2008 provision mainly resulted from reserves and charge-offs associated with our commercial residential loan portfolio, which consist of builder land bank loans, land acquisition and development loans and land acquisition, development and construction loans.

The decrease in the Parent Company’s net loss in the 2009 quarter compared to the same 2008 quarter resulted from a $1.4 million decline in net interest expenses recognition of a deferred tax valuation allowance and an improvement in securities activities, net. The lower net interest expense reflects a decline in interest expense on junior subordinated debentures associated with a significant decline in the three-month LIBOR interest rate from March 2008 to March 2009, as the majority of the Parent Company’s debentures are indexed to the three-month LIBOR interest rate. The improvement in securities activities, net reflects a $0.1 million gain from the sales of securities during 2009 compared to a net loss from securities activities of $5.1 million during 2008. The above improvements in the Parent Company’s performance were partially offset by a $0.8 million provision for loan losses recognized in the 2009 quarter associated with non-performing loans transferred from BankAtlantic to an asset work-out subsidiary of the Parent Company in March 2008. The Parent Company did not recognize a provision for loan losses during the 2008 quarter. Also, the Parent Company recognized a $4.1 million income tax benefit in the 2008 quarter while no income tax benefit was recognized during the 2009 quarter.

During the 2009 and 2008 quarters, the Company recognized under discontinued operations $4.2 million and $1.1 million, respectively, of additional proceeds from Ryan Beck contingent earn-out payments under the Ryan Beck merger agreement with Stifel. The earn-out period ended on February 28, 2009.

BankAtlantic’s Results of Operations — Three Months Ended March 31, 2009 and 2008

Net interest income

	Bank Operations Business Segment
	Average Balance Sheet — Yield/Rate Analysis
	For the Three Months Ended
	March 31, 2009			March 31, 2008
	Average	Revenue/	Yield/	Average	Revenue/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
	(In thousands)

Total loans	$4,355,818	49,607	4.56	$4,637,747	68,136	5.88
Investments	935,936	12,803	5.47	1,031,714	15,222	5.90

Total interest earning assets	5,291,754	62,410	4.72%	5,669,461	83,358	5.88%

Goodwill and core deposit intangibles	25,971			75,718
Other non-interest earning assets	356,514			416,496

Total Assets	$5,674,239			$6,161,675

Deposits:
Savings	$441,278	500	0.46%	$566,448	2,018	1.43%
NOW	1,047,116	1,413	0.55	926,381	2,683	1.16
Money market	421,883	773	0.74	609,062	3,158	2.09
Certificates of deposit	1,300,056	10,301	3.21	992,078	10,734	4.35

Total interest bearing deposits	3,210,333	12,987	1.64	3,093,969	18,593	2.42

Short-term borrowed funds	278,209	182	0.27	168,742	1,325	3.16
Advances from FHLB	903,077	7,164	3.22	1,423,746	14,946	4.22
Long-term debt	22,820	308	5.47	26,456	489	7.43

Total interest bearing liabilities	4,414,439	20,641	1.90	4,712,913	35,353	3.02
Demand deposits	775,977			854,761
Non-interest bearing other liabilities	61,523			48,823

Total Liabilities	5,251,939			5,616,497
Stockholder’s equity	422,300			545,178

Total liabilities and stockholder’s equity	$5,674,239			$6,161,675

Net interest income/net interest spread		41,769	2.82%		48,005	2.86%

Margin
Interest income/interest earning assets			4.72%			5.88%
Interest expense/interest earning assets			1.58			2.51

Net interest margin			3.14%			3.37%

The decrease in net interest income primarily resulted from a decline in the net interest margin, a $377.7 million decline in average interest earning assets and a shift in the deposit mix.

The decline in average non-interest bearing demand deposit accounts reflects the competitive banking environment in Florida and the migration of demand deposit accounts to interest-bearing NOW and certificate of deposit accounts.

The net interest margin declined as yields on average interest earning assets declined faster than the interest rates on average interest-bearing liabilities. The majority of BankAtlantic’s commercial, small business and consumer loans have adjustable interest rates indexed to prime or LIBOR. The prime interest rate declined from 5.25% at March 31, 2008 to 3.25% at March 31, 2009, and the average three-month LIBOR rate declined from 2.69% at March 31, 2008 to 1.19% at March 31, 2009.

Interest income on earning assets declined $20.9 million in the 2009 quarter as compared to the 2008 quarter. The decline was primarily due to lower average earning assets, the impact that lower interest rates during 2009 had on our loan portfolio average yields and the impact of increased non-performing assets. The decline in securities yields resulted primarily from the suspension by the FHLB of its stock dividend during the third quarter of 2008. The decline in average earning assets reflects a management decision to slow the origination and purchase of loans and to sell agency securities in an effort to enhance liquidity and improve regulatory capital ratios.

Interest expense on interest bearing liabilities declined by $14.7 million during the 2009 quarter compared to the 2008 quarter. The decline was primarily due to lower interest rates, and a change in the mix of liabilities from higher cost FHLB advance borrowings to lower cost deposits. The lower interest rates on BankAtlantic’s interest bearing liabilities primarily resulted from the lower interest rate environment in the 2009 quarter compared to the 2008 quarter. The decline in interest rates generally was offset in part by a shift in deposit mix to a greater proportion of higher cost deposits. The increase in certificate accounts reflects higher average brokered deposit account balances as well as high yield certificate account promotions during 2008. Brokered deposits increased from $15.0 million at March 31, 2008 to $269.1 million at March 31, 2009 or 6.6% of deposits as of March 31, 2009, which included $121.1 million of CDARS reciprocal deposit balances from BankAtlantic’s customers at March 31, 2009. BankAtlantic significantly reduced its borrowings with the FHLB as these borrowings generally have higher interest rates than deposits or short-term borrowings with other financial institutions. Additionally, in order to improve its net interest margin and lower borrowing costs, BankAtlantic used cash and funds from low interest rate short-term borrowings to prepay higher rate FHLB advances during the fourth quarter of 2008 and the first quarter of 2009.

Asset Quality

At the indicated dates, BankAtlantic’s non-performing assets and potential problem loans (contractually past due 90 days or more, performing impaired loans or restructured loans) were (in thousands):

	March 31,	December 31,
	2009	2008

NONPERFORMING ASSETS
Nonaccrual:
Tax certificates	$1,298	1,441
Loans(3)	271,444	208,088

Total nonaccrual	272,742	209,529

Repossessed assets:
Real estate owned	21,763	19,045

Total nonperforming assets, net	$294,505	228,574

Allowances
Allowance for loan losses	$146,639	125,572
Allowance for tax certificate losses	7,036	6,064

Total allowances	$153,675	131,636

POTENTIAL PROBLEM LOANS
Contractually past due 90 days or more(1)	$3,030	15,721
Performing impaired loans(2)	34,398	—
Troubled debt restructured loans	43,187	25,843

TOTAL POTENTIAL PROBLEM LOANS	$80,615	41,564

(1)	The majority of these loans have matured and the borrowers continue to make payments under the matured agreements.

(2)	BankAtlantic believes that it will ultimately collect all of the principal and interest associated with these loans; however, the timing of the payments may not be in accordance with the contractual terms of the loan agreement.

(3)	Includes $4.7 million of troubled debt restructured loans.

The activity in BankAtlantic’s allowance for loan losses was as follows (in thousands):

	For the Three Months
	Ended March 31,
	2009	2008

Balance, beginning of period	$125,572	94,020

Charge-offs
Residential	(4,588)	(624)
Commercial	(5,565)	(40,591)
Consumer	(10,321)	(4,836)
Small business	(2,771)	(1,196)

Total Charge-offs	(23,245)	(47,247)
Recoveries of loans previously charged-off	792	175

Net (charge-offs)	(22,453)	(47,072)
Transfer of specific reserves to Parent Company	—	(6,440)
Provision for loan losses	43,520	42,888

Balance, end of period	$146,639	83,396

During the three months ended March 31, 2009, real estate values in markets where our collateral is located continued to decline and economic conditions deteriorated further. As a consequence, BankAtlantic continued to experience adverse credit quality trends in all loan products resulting in higher loan delinquencies and increased classified and non-performing assets. We continued to incur losses in our commercial residential real estate loan portfolio and we also began experiencing higher losses in our commercial non-residential and small business loan portfolios as the deteriorating economic environment had an unfavorable impact on these borrowers. We believe that if real estate and general economic conditions do not improve in Florida or unemployment trends in Florida continue to be negative, the credit quality of our loan portfolio will continue to deteriorate and additional provisions for loan losses may be required in subsequent periods.

Non-performing assets were substantially higher at March 31, 2009 compared to December 31, 2008. The higher non-performing assets primarily resulted from a $48.5 million and a $10.9 million increase in non-accrual commercial and residential loans, respectively. Approximately half of the new commercial non-accrual loans were associated with commercial non-residential loans. BankAtlantic is experiencing unfavorable trends in commercial loans collateralized by land and retail income producing properties and may encounter increased non-performing loans in these loan products in subsequent periods. The increase in residential non-accrual loans reflects the general deterioration in the national economy and the residential real estate market as home prices throughout the country continued to decline and it is taking longer than historical time-frames to foreclose on and sell homes. Additionally, BankAtlantic’s small business and consumer non-accrual loan balances increased by $2.7 million and $1.2 million, respectively. During the three months ended March 31, 2009, BankAtlantic continued to experience unfavorable delinquency trends in these loan portfolios.

The increase in the allowance for loan losses at March 31, 2009 compared to December 31, 2008 primarily resulted from an increase in reserves for consumer, small business and residential loans of $10.0 million, $1.3 million and $6.0 million, respectively, due to unfavorable delinquency trends and an increase in charge-offs in these portfolios during the first quarter of 2009 compared to prior periods. The remaining increase in the allowance for loan losses was due to higher specific reserves on commercial real estate loans associated with deteriorating real estate values during the first quarter of 2009. Continued declines in home prices during 2009 and recent substantial increases in unemployment have affected our borrowers’ ability to perform under the loan agreements and resulted in higher residential and home equity loan charge-offs and delinquencies. As a consequence, we significantly increased our residential and consumer allowance for loan losses as of March 31, 2009.

During the three months ended March 31, 2009, BankAtlantic modified $9.9 million, $4.7 million and $3.7 million of home equity, residential and small business loans, respectively, in troubled debt restructurings. In response to the increase in unemployment and the general economic conditions in its markets, BankAtlantic has developed loan modification programs for certain borrowers experiencing financial difficulties that reduce and/or defer monthly payments. BankAtlantic currently anticipates collecting all principal and interest on these loans based on the modified loan terms; however, there is no assurance this will be the case.

Non-Interest Income

	For the Three Months
	Ended March 31,
	2009	2008	Change
	(In thousands)

Service charges on deposits	$18,685	24,014	(5,329)
Other service charges and fees	7,025	7,433	(408)
Securities activities, net	4,320	341	3,979
Income from unconsolidated subsidiaries	78	1,113	(1,035)
Other	2,757	2,652	105

Non-interest income	$32,865	35,553	(2,688)

The lower revenues from service charges on deposits during the 2009 quarter compared to the 2008 quarter primarily resulted from lower overdraft fee income. This decline in overdraft fee income reflects a decrease in the frequency of overdrafts per deposit account which we believe is the result of the growth in business and retail customers that maintain higher deposit account balances. Management believes that the frequency of overdrafts per deposit account will continue to decline during 2009; however, a 9% increase in the fees for overdraft transactions effective March 1, 2009, may result in increased fee income notwithstanding a decrease in the number of overdrafts. The increase in overdraft fees reflect increased costs of processing and collecting overdrafts, and are in line with local competition.

The lower other service charges and fees during the three months ended March 31, 2009 compared to the same 2008 period was primarily due to a decline in debit interchange income based, we believe, on decreased spending by our customers reflecting economic conditions in Florida. We anticipate that transaction volume and fee income may continue to decline if current economic conditions do not improve.

During the three months ended March 31, 2009, BankAtlantic sold $149.1 million of agency securities available for sale for a $4.3 million gain. The net proceeds of $153.4 million from the sales were used to pay down FHLB advance borrowings which improved BankAtlantic’s liquidity position.

Securities activities, net during the three months ended March 31, 2008 reflect gains from the writing of covered call options on agency securities. BankAtlantic did not write covered call options on its agency securities during the three months ended March 31, 2009.

Income from unconsolidated subsidiaries during the three months ended March 31, 2009 represents equity earnings from a joint venture that engages in accounts receivable factoring. Income from unconsolidated subsidiaries for 2008 includes $1.0 million of equity earnings from a joint venture that was liquidated in January 2008 and equity earnings from the receivable factoring joint venture. BankAtlantic liquidated all of its investments in income producing real estate joint ventures during 2008.

The increase in other non-interest income for the three months ended March 31, 2009 compared to the same 2008 period was primarily the result of $0.4 million of higher commissions earned on the sale of investment products to our customers. This increase in other non-interest income was partially offset by a $0.2 million decline in fee income from the outsourcing of our check clearing operation as lower short-term interest rates reduced our earnings credit on outstanding checks.

Non-Interest Expense

	For the Three Months
	Ended March 31,
	2009	2008	Change
	(In thousands)

Employee compensation and benefits	$28,078	34,243	(6,165)
Occupancy and equipment	14,910	16,383	(1,473)
Advertising and business promotion	2,781	4,861	(2,080)
Check losses	844	2,718	(1,874)
Professional fees	2,944	2,260	684
Supplies and postage	1,000	1,003	(3)
Telecommunication	694	1,496	(802)
Cost associated with debt redemption	591	1	590
Restructuring charges and exit activities	1,874	(115)	1,989
Provision for tax certificates	1,486	(117)	1,603
Impairment of goodwill	9,124	—	9,124
Other	7,377	5,893	1,484

Total non-interest expense	$71,703	68,626	3,077

The substantial decline in employee compensation and benefits during the three months ended March 31, 2009 compared to the same 2008 period resulted primarily from a decline in the workforce, including reductions in March 2009 and April 2008. In April 2008, BankAtlantic’s work force was reduced by 124 associates or 6%, and in March 2009, BankAtlantic’s work force was further reduced by 130 associates, or 7%. As a consequence of these work force reductions and attrition, the number of full-time equivalent employees declined from 2,385 at December 31, 2007 to 1,633 at March 31, 2009, or 32%. The workforce was reduced primarily due to lower loan production, outsourced activities, consolidated functions, and reduced call center and store hours. BankAtlantic continues to operate approximately 65% of its stores seven-days a week in support of its on-going focus on customer service.

The decline in occupancy and equipment primarily resulted from the consolidation of back-office facilities and the sale of five central Florida stores to an unrelated financial institution during 2008 which reduced rent expense by $0.7 million, depreciation expense by $0.4 million and maintenance costs by $0.3 million.

As a consequence of the adverse economic and market conditions for financial institutions, management decided to substantially reduce its advertising expenditures during 2009.

The lower check losses for the 2009 quarter were primarily related to more stringent overdraft policies implemented during 2008 as well as lower volume of new account growth.

The increase in professional fees during the 2009 quarter reflects higher legal fees mainly associated with loan modifications, commercial loan work-outs, tax certificate activities litigation and securities class action lawsuits.

The lower telecommunication costs for the 2009 quarter primarily resulted from switching to a new vendor on more favorable terms.

The costs associated with debt redemptions were the result of prepayment penalties incurred upon the prepayment of $249.6 million of FHLB advances during the 2009 quarter. The prepayments were part of an initiative to improve our net interest margin as the repayments of FHLB borrowings were funded with cash and short-term borrowings at lower interest rates. BankAtlantic may continue to incur such debt redemption charges in order to reduce its borrowing costs.

The restructuring charge for the 2009 quarter reflects one-time termination costs incurred as a result of the workforce reduction discussed above. The restructuring charge recovery for the 2008 quarter resulted from an adjustment of operating lease termination liabilities established during the fourth quarter of 2007.

The significant increase in the provision for tax certificates losses during the 2009 quarter reflects higher charge-offs and increases in tax certificate reserves for certain out-of state certificates acquired in distressed markets. We have ceased the acquisition of out-of state tax certificates and intend to concentrate the majority of our tax certificate acquisitions in Florida.

BankAtlantic tests goodwill for potential impairment annually or during interim periods if impairment indicators exist. Based on the results of an interim impairment evaluation, BankAtlantic recorded an impairment charge of $9.1 million during the three months ended March 31, 2009. The entire amount of goodwill relating to BankAtlantic’s tax certificates ($4.7 million) and investments ($4.4 million) reporting units was determined to be impaired. However, goodwill of $13.1 million associated with BankAtlantic’s capital services reporting unit was determined to not be impaired. The impairments in our tax certificates and investments business units reflect the ongoing adverse conditions in the financial services industry, the Company’s market capitalization declining significantly below its tangible book value and BankAtlantic’s decision to down-size certain reporting units in order to enhance liquidity and preserve capital. If market conditions do not improve or deteriorate further, BankAtlantic may recognize additional goodwill impairment charges in subsequent periods.

The increase in other non-interest expense for the 2009 quarter related to $1.1 million of increased property maintenance costs associated with real estate owned and non-performing loans. Additionally, BankAtlantic’s deposit insurance premium increased $1.4 million as the FDIC increased deposit insurance premiums by seven basis points effective January 1, 2009 and BankAtlantic exhausted its assessment credit relating back to the early 1990’s and began paying the full deposit premium during the second quarter of 2008. BankAtlantic anticipates its deposit assessment premiums will further increase during the remaining nine months of 2009 as a result of additional premium increases adopted by the FDIC for the entire banking industry effective April 1, 2009. The above increases in other expenses were partially offset by lower general operating expenses directly related to management’s expense reduction initiatives.

Parent Company Results of Operations — Three Months Ended March 31, 2009 and 2008

	For the Three Months
	Ended March 31,
	2009	2008	Change
	(In thousands)

Net interest (expense)	$(4,021)	(5,374)	1,353
Provision for loan losses	(757)	—	(757)

Net interest (expense) after provision for loan losses	(4,778)	(5,374)	596
Non-interest income (expense)	460	(4,646)	5,106
Non-interest expense	1,704	1,675	29

(Loss) before income taxes	(6,022)	(11,695)	5,673
Income tax benefit	—	(4,112)	4,112

Parent company (loss)	$(6,022)	(7,583)	1,561

Net interest expense declined during the first quarter of 2009, compared to the same 2008 period, as a result of lower average interest rates for the 2009 period. Average rates on junior subordinated debentures decreased from 7.92% during the three months ended March 31, 2008 to 5.83% during the same 2009 period reflecting lower LIBOR interest rates during the 2009 quarter compared to the 2008 quarter. The average balances on junior subordinated debentures during 2009 and 2008 remained unchanged at $294 million.

The increase in non-interest income was primarily the result of securities activities. During the three months ended March 31, 2009, the Parent Company sold 250,233 shares of Stifel common stock received in connection with the contingent earn-out payment from the sale of Ryan Beck for a $120,000 gain. The net proceeds from the sale of Stifel common stock of $8.7 million were used to fund a portion of a $25 million capital contribution to BankAtlantic in March 2009. During the three months ended March 31, 2008, the Company realized a $4.7 million loss on the sale of 2,135,000 shares of Stifel common stock and recognized a $1.9 million unrealized loss from Stifel warrants at March 31, 2008. The above losses were partially offset by $1.3 million of gains from the sale of private investment securities and a $0.1 million gain associated with the liquidation of equity investments in managed funds. The net proceeds from these securities sales during the three months ended March 31, 2008 of $141.1 million were primarily utilized to fund the $94.8 million payment to BankAtlantic for the transfer of non-performing loans from BankAtlantic to a subsidiary of the Parent Company and to contribute $20 million of capital to BankAtlantic, each of which occurred in March 2008.

In March 2008, BankAtlantic transferred non-performing loans to a work-out subsidiary of the Parent Company. The composition of these loans as of March 31, 2009 and December 31, 2008 was as follows (in thousands):

	March 31,	December 31,
	2009	2008

Nonaccrual loans:
Commercial residential real estate:
Builder land loans	$22,019	22,019
Land acquisition and development	16,660	16,759
Land acquisition, development and construction	25,726	29,163

Total commercial residential real estate	64,405	67,941
Commercial non-residential real estate	9,916	11,386

Total non-accrual loans	74,321	79,327
Allowance for loan losses — specific reserves	(11,758)	(11,685)

Non-accrual loans, net	62,563	67,642
Performing commercial non-residential loans	2,259	2,259

Loans receivable net	$64,822	69,901

During the first quarter of 2009, the Parent Company’s work-out subsidiary received $4.3 million from loan payments and the sale of a foreclosed property. The work-out subsidiary also recognized a $0.7 million charge-off associated with the foreclosure of a loan.

The activity in the Parent Company’s allowance for loan losses was as follows (in thousands):

	For the Three Months Ended March 31,
	2009	2008

Balance, beginning of period	$11,685	—

Loans charged-off	(684)	—
Recoveries of loans previously charged-off	—	—

Net (charge-offs)	(684)	—
Reserves transferred from BankAtlantic	—	6,440
Provision for loan losses	757	—

Balance, end of period	$11,758	6,440

Consolidated Results of Operations — Years Ended December 31, 2008, 2007 and 2006

Income from continuing operations from each of the Company’s reportable business segments follows (in thousands):

	For the Years Ended December 31,
	2008	2007	2006

BankAtlantic	$(166,144)	(19,440)	36,322
Parent Company	(53,100)	(10,572)	(9,443)

Net (loss) income	$(219,244)	(30,012)	26,879

The significant decline in BankAtlantic’s performance during the year ended December 31, 2008 compared to the same 2007 period primarily resulted from a $48.3 million goodwill impairment charge, the establishment of a $66.9 million deferred tax valuation allowance, a $64.5 million increase in the provision for loan losses and a decline in non-interest income. These items were partially offset by lower non-interest expenses excluding the goodwill impairment. The goodwill in our community banking and commercial lending business units was determined to be impaired primarily due to the on-going downward trends in the financial services industry affecting the Company’s market capitalization and the continued decline in the credit quality of BankAtlantic’s loan portfolio. Based on net losses in recent years and the uncertainty in the current adverse economic environment, management considered it prudent to establish a deferred tax valuation allowance on its entire net deferred tax asset. BankAtlantic would recognize a benefit for the reversal of its deferred tax asset valuation allowance if BankAtlantic generates sufficient taxable income in the future to utilize the tax benefit related to the net deferred tax assets or as tax laws may otherwise allow. The substantial increase in BankAtlantic’s provision for loan losses for 2008 compared to 2007 reflects net charge-offs for 2008 of $97.4 million compared to $20.4 million for 2007 and a $31.6 million increase in the allowance for loan losses during 2008. The charge-offs and loan reserve increases were primarily related to commercial real estate and home equity loans. These categories of loans have been highly susceptible to declining real estate values in Florida where the collateral for the loans are located. The decline in BankAtlantic’s non-interest income was primarily due to lower net assessments of overdraft fees. BankAtlantic non-interest expenses, excluding the goodwill impairment charge, declined by $31.6 million. During 2008, in response to an adverse economic conditions, we slowed BankAtlantic’s store expansion program, consolidated certain back-office facilities, sold five central Florida stores, renegotiated vendor contracts, continued staff reductions, out-sourced certain back-office functions and initiated targeted other expense reduction programs.

The significant decline in BankAtlantic’s earnings during 2007 reflects $70.8 million of provision for loan losses and $20.9 million of restructuring charges and long-lived asset impairments. The allowance for loan losses during 2007 was significantly increased in response to the rapid deterioration in the Florida residential real estate market and the associated rapid and substantial increase in non-performing loans and classified assets. Restructuring charges in 2007 related to management’s decision to slow BankAtlantic’s retail network expansion, consolidate its call center operations, and sell properties or terminate operating leases acquired for store expansion. Other factors contributing to the 2007 loss were net interest margin compression and costs associated with opening new stores. BankAtlantic’s 2007 net interest income declined by $20.1 million from 2006 reflecting an increase in its cost of funds due to growth in higher cost deposit products and lower yields on earning assets due to a change in the mix of loan products and increased nonperforming assets. BankAtlantic opened 15 new stores during 2007 and 13 new stores during 2006. The opening and operating costs of these new stores exceeded revenues of these stores during the 2007 period, which had a negative impact on earnings. BankAtlantic’s results during 2007 compared to the same 2006 period were favorably impacted by lower advertising costs of $15.0 million and higher retail banking service fees of $13.6 million. During the fourth quarter of 2006, management decided to reduce advertising expenditures in response to reduced deposit growth. The additional service fees primarily resulted from higher overdraft, interchange and surcharge income from increased volume of customer transactions.

The increase in the Parent Company segment loss during 2008 compared to 2007 reflects a provision for loan losses of $24.4 million associated with non-performing loans which were transferred from BankAtlantic to the Parent Company’s asset workout subsidiary in March 2008 as well as the establishment of a $20.9 million deferred tax valuation allowance. The Parent Company had no provision for loan losses during the comparable 2007 period as it held no loans during that period. Additionally, gains from securities activities declined from $6.1 million during 2007 to a loss of $0.4 million during 2008 as the Parent Company liquidated its managed fund investment portfolio and sold its entire investment in Stifel securities acquired by it in connection with the 2007 sale of Ryan Beck. Parent Company operating expenses were higher by $4.5 million during 2008 compared to 2007. The increase reflects property management costs associated with non-performing loans and an increase in professional fees in 2008 compared to 2007.

The higher Parent Company net loss during 2007 compared to 2006 resulted from a $3.3 million other-than-temporary impairment charge associated with a private limited partnership and higher net interest expense due to the issuance of $30.9 million of junior subordinated debentures. The Parent Company did not recognize impairment charges during the year ended December 31, 2006. Parent Company segment operations were favorably impacted by a significant reduction of performance based bonuses during 2007 compared to 2006 reflecting the decline in the Company’s operating results for the year ended December 31, 2007.

During 2008, the Parent Company recognized in discontinued operations $16.6 million of additional proceeds from the Ryan Beck contingent earn-out payments under the Ryan Beck merger agreement with Stifel. Included in discontinued operations during 2007 relating to the Ryan Beck segment was income of $7.8 million compared to a loss of $11.5 million during 2006. Ryan Beck’s 2007 income reflects a $16.4 million gain from the sale of Ryan Beck to Stifel partially offset by an $8.6 million loss from operations during the two months ended February 28, 2007, the closing date of the sale to Stifel. Ryan Beck’s 2006 loss resulted from declining retail brokerage revenues and a significant slow-down in investment banking activities.

BankAtlantic’s Results of Operations — Years Ended December 31, 2008, 2007 and 2006

Summary

The following events over the past several years have had a significant impact on BankAtlantic’s business strategies and results of operations:

In April 2002, BankAtlantic launched its “Florida’s Most Convenient Bank” initiative which resulted in significant demand deposit, NOW checking and savings account growth (we refer to these accounts as “core deposit” accounts). Since inception of this campaign, BankAtlantic has increased core deposit balances 284% from $600 million at December 31, 2001 to approximately $2.2 billion at December 31, 2008. These core deposits represented 55% of BankAtlantic’s total deposits at December 31, 2008, compared to 26% of total deposits at December 31, 2001.

In 2004, BankAtlantic announced its de novo store expansion strategy and had opened 32 stores as of December 31, 2008 in connection with this strategy. BankAtlantic’s non-interest expenses substantially increased as a result of this strategy reflecting the hiring of additional personnel, increased marketing to support new stores, increased leasing and operating costs for the new stores and expenditures for back-office technologies to support a larger institution.

During the fourth quarter of 2005, the growth in core deposits slowed reflecting rising short-term interest rates and increased competition among financial institutions. In response to these market conditions, BankAtlantic significantly increased its marketing expenditures and continued its new store expansion program in an effort to sustain core deposit growth. The number of new core deposit accounts opened increased from 226,000 during 2005 to 270,000 during 2006, while core deposit balances grew to $2.2 billion at December 31, 2006 from $2.1 billion at December 31, 2005. In response to adverse economic conditions and the slowed deposit growth, BankAtlantic significantly reduced its marketing expenditures beginning during the fourth quarter of 2006 as part of an overall effort to reduce its non-interest expenses.

During the latter half of 2007, the real estate markets deteriorated rapidly throughout the United States, and particularly in Florida where BankAtlantic’s commercial and consumer real estate loans are concentrated. In response to these market conditions, BankAtlantic established a significant allowance for loan losses for commercial loans collateralized by residential real estate property and to a lesser extent home equity consumer loans.

During the fourth quarter of 2007, management decided to slow BankAtlantic’s retail network expansion and consolidate certain back-office facilities in order to reduce the growth of non-interest expenses.

As economic conditions deteriorated in the latter half of 2007 and during 2008, real estate property values continued to decline. The adverse economic and real estate market conditions severely impacted the credit quality of BankAtlantic’s loan portfolio. In March 2008, the Parent Company purchased $101.5 million of non-performing loans from BankAtlantic and during the year contributed $65 million of capital to BankAtlantic. During the fourth quarter of 2008, financial and credit markets deteriorated rapidly, investor confidence in financial institutions was significantly and adversely affected and the market capitalization of BankAtlantic Bancorp’s Class A common stock declined materially. As BankAtlantic’s non-performing loans escalated, additional loan loss reserves were established, impairments of long-lived assets were recognized and earnings were adversely affected. As a consequence of the substantial losses during 2007 and 2008, the deterioration in the price of the Company’s Class A common stock and the unprecedented economic and market uncertainty, BankAtlantic recognized a $48.3 million non-cash goodwill impairment charge and established a $66.9 million non-cash deferred tax valuation allowance.

The following table is a condensed income statement summarizing BankAtlantic’s results of operations (in thousands):

				Change	Change
	For the Years Ended December 31,			2008 vs	2007 vs
	2008	2007	2006	2007	2006

Net interest income	$193,648	199,510	219,605	(5,862)	(20,095)
Provision for loan losses	(135,383)	(70,842)	(8,574)	(64,541)	(62,268)

Net income after provision for loan losses	58,265	128,668	211,031	(70,403)	(82,363)
Non-interest income	137,308	144,412	131,844	(7,104)	12,568
Non-interest expense	(330,623)	(313,898)	(293,448)	(16,725)	(20,450)

BankAtlantic (loss) income before income taxes	(135,050)	(40,818)	49,427	(94,232)	(90,245)
(Provision)/benefit for income taxes	(31,094)	21,378	(13,105)	(52,472)	34,483

BankAtlantic net (loss) contribution	$(166,144)	(19,440)	36,322	(146,704)	(55,762)

Net Interest Income

The following table summarizes net interest income:

	For the Years Ended
	December 31, 2008			December 31, 2007			December 31, 2006
	Average	Revenue/	Yield/	Average	Revenue/	Yield/	Average	Revenue/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollars are in thousands)

Interest earning assets
Loans:(a)
Residential real estate	$2,053,645	111,691	5.44%	$2,209,832	120,768	5.47%	$2,099,664	109,103	5.20%
Commercial real estate	1,238,307	69,642	5.62	1,367,095	108,931	7.97	1,530,282	128,420	8.39
Consumer	743,863	33,950	4.56	650,764	47,625	7.32	558,769	41,997	7.52
Commercial business	132,565	9,516	7.18	142,455	12,720	8.93	140,465	12,452	8.86
Small business	320,853	22,162	6.91	298,774	23,954	8.02	259,816	20,988	8.08

Total loans	4,489,233	246,961	5.50	4,668,920	313,998	6.73	4,588,996	312,960	6.82

Tax exempt securities(c)	—	—	—	328,583	19,272	5.87	396,539	23,162	5.84
Taxable investment securities(b)	1,078,189	65,570	6.08	689,263	42,849	6.22	618,913	36,912	5.96
Federal funds sold	44,031	754	1.71	3,638	195	5.36	1,824	22	1.21

Total investment securities	1,122,220	66,324	5.91	1,021,484	62,316	6.10	1,017,276	60,096	5.91

Total interest earning assets	5,611,453	313,285	5.58%	5,690,404	376,314	6.61%	5,606,272	373,056	6.65%

Total non-interest earning assets	503,028			510,173			448,296

Total assets	$6,114,481			$6,200,577			$6,054,568

Interest bearing liabilities
Deposits:
Savings	$503,464	4,994	0.99%	$584,542	12,559	2.15%	$369,504	2,936	0.79%
NOW, money funds and checking	1,506,479	17,784	1.18	1,450,960	26,031	1.79	1,502,058	20,413	1.36
Certificate accounts	1,088,170	41,485	3.81	992,043	45,886	4.63	868,777	35,610	4.10

Total interest bearing deposits	3,098,113	64,263	2.07	3,027,545	84,476	2.79	2,740,339	58,959	2.15

Securities sold under agreements to repurchase, federal funds and other short term borrowings	141,654	2,699	1.91	194,222	9,829	5.06	304,635	15,309	5.03
Advances from FHLB	1,417,718	50,942	3.59	1,379,106	73,256	5.31	1,265,772	66,492	5.25
Subordinated debentures and notes payable	26,004	1,733	6.66	28,946	2,498	8.63	66,287	5,513	8.32

Total interest bearing liabilities	4,683,489	119,637	2.55	4,629,819	170,059	3.67	4,377,033	146,273	3.34

Non-interest bearing liabilities
Demand deposit and escrow accounts	828,825			946,356			1,056,254
Other liabilities	50,584			55,683			61,392

Total non-interest bearing liabilities	879,409			1,002,039			1,117,646

Stockholders’ equity	551,583			568,719			559,889

Total liabilities and stockholders’ equity	$6,114,481			$6,200,577			$6,054,568

	For the Years Ended
	December 31, 2008			December 31, 2007			December 31, 2006
	Average	Revenue/	Yield/	Average	Revenue/	Yield/	Average	Revenue/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollars are in thousands)

Net interest income/net interest spread		193,648	3.03%		206,255	2.94%		226,683	3.31%

Tax equivalent adjustment		—			(6,745)			(8,107)
Capitalized interest from real estate operations		—			—			929

Net interest income		193,648			199,510			219,605

Margin
Interest income/average interest earning assets			5.58%			6.61%			6.65%
Interest expense/average interest earning assets			2.13			2.99			2.61

Tax equivalent net interest margin			3.45%			3.62%			4.04%

(a)	Includes non-accruing loans.

(b)	Average balances were based on amortized cost.

(c)	The tax equivalent basis is computed using a 35% tax rate.

For the Year Ended December 31, 2008 Compared to the Same 2007 Period

The decrease in tax equivalent net interest income primarily resulted from a 17 basis point decline in the net interest margin and secondarily from a shift in the deposit mix resulting in lower non-interest bearing liabilities balances.

The decline in the tax equivalent net interest margin primarily resulted from a decline in average non-interest bearing demand deposit balances partially offset by an improvement in the tax equivalent net interest spread. The increase in the tax equivalent net interest spread primarily resulted from rates on interest-bearing liabilities adjusting to the decline in short-term interest rates faster than interest-earning asset yields. The majority of our loans adjust to LIBOR or prime interest rates indices. The average prime interest rate declined from 8.03% during the year ended December 31, 2007 to 5.08% during the 2008 year and the average three-month LIBOR rate declined from 5.04% during the 2007 year to 2.92% during the 2008 year. The majority of interest-bearing liabilities adjust to current market rates faster than a significant portion of our assets, which includes residential loans and mortgage-backed securities that only adjust periodically to current market rates. The additional net interest income associated with the improvement of the net interest spread was partially offset by average interest bearing liabilities increasing while average interest-earning assets declined. Average interest earning assets were $79.0 million lower, and while overall average interest-bearing liabilities were up $53.7 million, non-interest bearing demand deposit accounts were $117.5 million lower. The decline in average non-interest bearing demand deposit accounts reflects the competitive banking environment in Florida and the migration of demand deposit accounts to interest-bearing NOW accounts.

Interest income on earning assets declined $63.0 million during 2008 as compared to 2007. The decline was primarily due to the impact that lower interest rates during 2008 had on our average yields for consumer, commercial and small business loans. Residential loan yields during 2008 remained at 2007 levels as the majority of our residential loans do not adjust annually and prepayment speeds slowed, in part we believe, due to borrowers’ inability to refinance existing loans at the current lower interest rates. The decline in taxable securities yields mainly resulted from the liquidation of our tax exempt securities portfolio during the fourth quarter of 2007 and suspension by the FHLB of its stock dividend during the third quarter of 2008.

In response to the slowing economy and declining real estate market, we have slowed the origination of commercial real estate loans and the purchase of residential loans. As a consequence, average balances in our residential and commercial real estate loan portfolios declined from $3.6 billion during 2007 to $3.3 billion during 2008. These declines in loan balances were partially offset by an increase in our taxable securities, small business loan and consumer home equity loan average balances. Aggregate average balances in our consumer home equity and small business loan portfolios increased due primarily to fundings on existing lines of credit for home equity loans and from the origination of small business loans. In response to the current economic environment, BankAtlantic continues to adhere to stringent underwriting criteria and anticipates lower growth in subsequent periods. The higher average taxable securities balances reflect a $57.5 million increase in tax certificate average balances as 2008 tax certificate acquisitions were higher than 2007 acquisitions.

The decline in deposit rates primarily resulted from the lower interest rate environment during 2008 compared to 2007. The decline in interest rates generally was offset in part by a shift in deposit mix from demand deposit accounts to NOW accounts and from savings to certificate accounts. The decline in savings account average balances reflects outflows of high yield savings accounts as certain competitors offered higher interest rates. The migration from demand deposit accounts to NOW accounts primarily resulted from a high yield checking account that we promoted during 2008. The increase in certificates accounts reflects higher average brokered deposit account balances as well as high yield certificate account promotions during 2008. Brokered deposits increased from $14.7 million at December 31, 2007 to $239.9 million at December 31, 2008.

Rates on wholesale borrowings during 2008 were significantly lower than 2007 reflecting a significant decline in the federal funds rates during 2008. The average federal funds rate declined from 5.04% during 2007 to 2.09% during 2008. Additionally, we were able to borrow at historically low interest rates due to programs implemented by the Treasury to stimulate the economy through increased fundings to financial institutions.

In order to improve the net interest margin and lower borrowing costs in subsequent periods, BankAtlantic prepaid $692 million of FHLB advances during the fourth quarter of 2008. BankAtlantic funded the advance repayments with short term borrowings that were at significantly lower interest rates than the repaid advances. Management believes the current historically low interest rates may have a favorable impact on BankAtlantic’s net interest margin; however, increased competition among financial institutions in our markets and general unfavorable economic conditions, among other factors, could offset any declines in wholesale borrowing rates.

For the Year Ended December 31, 2007 Compared to the Same 2006 Period

The decrease in tax equivalent net interest income primarily resulted from a 42 basis point decline in the net interest margin and secondarily from higher interest-bearing liabilities partially offset by a slight increase in interest-earning assets.

The significant decline in tax equivalent net interest margin reflects slowed core deposit growth, higher rates on deposit accounts and wholesale borrowings as well as lower loan yields during 2007 compared with 2006.

The increase in deposit rates primarily resulted from competition in our markets for deposits which affected both our deposit pricing and deposit mix. Our deposit mix shifted unfavorably from lower cost demand and checking accounts to higher rate deposit products, and we experienced a gradual increase in certificate of deposit and money market rates resulting from the increasingly competitive markets.

Rates on wholesale borrowings during 2007 were higher than 2006 reflecting an inverted yield curve during the majority of 2007 and elevated federal funds borrowing rates during the third quarter of 2007 associated with the effect that the sub-prime liquidity crisis had on capital markets and interest rates. The Federal Reserve began reducing short term interest rates in September 2007 resulting in lower wholesale borrowings costs during the fourth quarter of 2007 compared to the same 2006 period.

The decline in loan yields reflects a change in the loan product mix to lower yielding residential loans from higher yielding commercial real estate loans as well as a significant increase in non-accrual commercial real estate loans. Non-accrual commercial loans increased to $165.8 million at December 31, 2007 from zero at December 31, 2006. Additionally, yields on consumer and small business loans were lower during the 2007 period primarily resulting from more recent originations at lower yields than the average yields of the portfolio.

BankAtlantic’s average interest earning assets increased primarily as a result of higher average loan balances. The increase in average loan balances was due to purchases of residential loans and the origination of home equity and small business loans to retail banking customers. These increases in average loan balances were partially offset by declines in average commercial real estate loan balances primarily resulting from lower loan originations due to the down-turn in the Florida real estate market.

The following table summarizes the changes in tax equivalent net interest income (in thousands):

	Year Ended			Year Ended
	December 31, 2008			December 31, 2007
	Compared to			Compared to
	Year Ended			Year Ended
	December 31, 2007			December 31, 2006
	Volume(a)	Rate	Total	Volume(a)	Rate	Total

Increase (decrease) due to:
Loans	$(9,885)	(57,152)	(67,037)	5,375	(4,337)	1,038
Tax exempt securities	—	(19,272)	(19,272)	(3,986)	96	(3,890)
Taxable investment securities(b)	23,652	(931)	22,721	4,373	1,564	5,937
Federal funds sold	692	(133)	559	97	76	173

Total earning assets	14,459	(77,488)	(63,029)	5,859	(2,601)	3,258

Deposits:
Savings	(804)	(6,761)	(7,565)	4,620	5,003	9,623
NOW, money funds, and checking	655	(8,902)	(8,247)	(917)	6,535	5,618
Certificate accounts	3,665	(8,066)	(4,401)	5,702	4,574	10,276

Total deposits	3,516	(23,729)	(20,213)	9,405	16,112	25,517

Securities sold under agreements to repurchase	(1,002)	(6,128)	(7,130)	(5,588)	108	(5,480)
Advances from FHLB	1,387	(23,701)	(22,314)	6,020	744	6,764
Subordinated debentures	(196)	(569)	(765)	(3,222)	207	(3,015)

	189	(30,398)	(30,209)	(2,790)	1,059	(1,731)

Total interest bearing liabilities	3,705	(54,127)	(50,422)	6,615	17,171	23,786

Change in tax equivalent interest income	$10,754	(23,361)	(12,607)	(756)	(19,772)	(20,528)

(a)	Changes attributable to rate/volume have been allocated to volume.

(b)	Average balances were based on amortized cost.

The decline in tax equivalent net interest income during 2008 was largely due to yields on interest earning assets declining faster than interest rates on interest-bearing liabilities. The lower yields on total earning assets reduced interest income by $77.5 million while declines in interest rates on total interest bearing liabilities reduced interest expense by $54.1 million. As discussed above, the lower yields on interest earning assets reflect the effect on our loan portfolio interest income of the significant decline during 2008 of LIBOR and prime interest rate indices. The decline in federal funds rates and the programs implemented by the Treasury to promote lending by financial institutions significantly lowered wholesale borrowing interest rates. However, our deposits interest rate declines were less than our earning asset yield declines as interest rates on our low cost deposits are not as sensitive to interest rate changes as our loan portfolio rates and competition from other financial institutions resulted in only a gradual decline in certificate account interest rates.

BankAtlantic experienced increases in both interest-earning assets and interest-bearing liabilities during 2007. The higher interest-earnings assets increased the tax equivalent interest income by $5.9 million which was more than offset by the increase in interest-bearing liabilities which increased interest expense by $6.6 million. The decrease in interest-earning asset yields reduced interest income by $2.6 million while the higher rates on interest-bearing liabilities increased interest expense by $17.2 million. As discussed above, the lower loan yields primarily reflect a change in the mix of loans from higher yielding loan products to lower yielding residential loans and the increase in deposit and borrowing rates were primarily due to competitive pricing in our markets, a change in the mix of deposits and higher short term borrowing rates during 2007 compared to 2006. The combination of increased cost of funds due to external factors and lower yields on interest-earnings assets due to declining average balances on higher yielding loan products had a significant unfavorable effect on our net interest income.

Allowance for Loan Losses

Changes in the allowance for loan losses were as follows (in thousands):

	For the Years Ended December 31,
	2008	2007	2006	2005	2004

Balance, beginning of period	$94,020	43,602	41,192	46,010	45,595
Charge-offs:
Commercial business loans	—	—	—	—	—
Commercial real estate loans	(60,057)	(12,562)	(7,000)	—	(645)
Small business	(4,886)	(2,554)	(951)	(764)	(238)
Consumer loans	(28,942)	(7,065)	(681)	(259)	(585)
Residential real estate loans	(4,816)	(461)	(239)	(453)	(582)

Continuing loan products	(98,701)	(22,642)	(8,871)	(1,476)	(2,050)
Discontinued loan products	—	—	(34)	(1,218)	(2,026)

Total charge-offs	(98,701)	(22,642)	(8,905)	(2,694)	(4,076)

Recoveries:
Commercial business loans	7	96	291	18	536
Commercial real estate loans	—	304	419	1,471	4,052
Small business	428	417	566	899	418
Consumer loans	365	578	536	401	370
Residential real estate loans	397	15	348	65	486

Continuing loan products	1,197	1,410	2,160	2,854	5,862
Discontinued loan products	113	808	581	1,637	3,738

Total recoveries	1,310	2,218	2,741	4,491	9,600

Net (charge-offs) recoveries	(97,391)	(20,424)	(6,164)	1,797	5,524
Provision for (recovery from) loan losses	135,383	70,842	8,574	(6,615)	(5,109)
Transfer specific reserves to Parent Company	(6,440)	—	—	—	—

Balance, end of period	$125,572	94,020	43,602	41,192	46,010

The significant increase in the provision for loan losses for 2007 and 2008 compared to the prior periods resulted primarily from the rapid decline in real estate values nationally and in Florida, the substantial downturn in the homebuilding industry and the deteriorating economic environment during the end of 2007 and throughout 2008. BankAtlantic has a high concentration of commercial borrowers in the homebuilding industry and the majority of its residential and consumer home equity loans are to retail customers. The ability of these retail customers to repay their loans is adversely affected by rising unemployment rates. These declines in the value of real estate, which initially involved primarily residential real estate but is now being experienced in the commercial non-residential real estate markets, have exacerbated our credit losses as the underlying collateral values of our loans have continued to decline throughout 2007 and 2008. BankAtlantic’s commercial borrowers are experiencing difficulties selling real estate inventory or maintaining current cash flow levels on rental real estate properties. Also, BankAtlantic’s home equity and residential loan customers are facing challenges when attempting to sell or refinance their homes. In response to these trends, we have slowed down the purchase of residential loans and tightened consumer home equity loan underwriting requirements for new loans and froze certain borrowers’ home equity loan commitments where borrowers’ current credit scores were significantly lower than at the date of loan origination or where current collateral values were substantially lower than at loan origination. Additionally, our non-performing loans and loan delinquencies trends have steadily worsened throughout 2008 resulting in higher allowances for loan losses for all loan products. We believe that if real estate market conditions and the economy in general do not stabilize in Florida and nationally, we would expect an increase in loan delinquencies and non-accrual loan balances as well as additional provisions for loan losses in future periods.

The increase in provision for loan losses during 2008 compared to 2007 was primarily the result of unfavorable trends in our commercial residential development, consumer home equity and small business loan portfolios as well as significant charge-offs in our commercial real estate and consumer home equity loan portfolios. As a consequence, we increased the allowance for loan losses for all loan products during 2008. The majority of the commercial loan charge-offs were associated with commercial residential development loans; however, during the latter half of 2008 we began incurring charge-offs and establishing specific reserves on commercial loans collateralized by office buildings and retail shopping centers. Also during 2008 we incurred substantial charge-offs in our home equity loan portfolio as the current economic recession has eroded our borrowers’ ability to service the loans and the collateral values have continued to decline throughout 2008.

The increase in the provision for loan losses during 2007 compared to 2006 primarily resulted from the rapid deterioration in the Florida real estate market and the associated rapid increase in non-performing loans. The $70.8 million provision for loan losses for the year ended December 31, 2007 includes certain specific reserves associated with commercial residential development loans placed on non-accrual during the year ended December 31, 2007. These loans were all collateral dependent and the specific reserve was established by estimating the fair value of the collateral less cost to sell. The remaining increase in the provision for loan losses during 2007 primarily resulted from an increase in the allowance for loan losses associated with the commercial residential development loan portfolio and to a lesser extent the consumer home equity loan portfolio.

During prior periods we discontinued the origination of syndication, lease financings and indirect consumer loans and made major modifications to the underwriting process for small business loans (collectively, “discontinued loan products”.) We experienced net recoveries from discontinued loan products for each of the years in the five year period ended December 31, 2008. These discontinued loan products resulted in significant losses in periods prior to 2003. As a result of this experience we changed our credit policies to focus our loan production on collateral based loans.

The table below presents the allocation of the allowance for loan losses by various loan classifications (“Allowance for Loan Losses”), the percent of allowance to each loan category (“ALL to gross loans percent”) and the percentage of loans in each category to gross loans (“Loans to gross loans percent”). The allowance shown in the table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or percentages or that the allowance accurately reflects future charge-off amounts or trends (dollars in thousands):

	December 31, 2008			December 31, 2007			December 31, 2006
		All	Loans		All	Loans		All	Loans
		to Gross	by		to Gross	by		to Gross	by
	All	Loans	Category	All	Loans	Category	All	Loans	Category
	by	in Each	to Gross	by	in Each	to Gross	by	in Each	to Gross
	Category	Category	Loans	Category	Category	Loans	Category	Category	Loans

Commercial business	$3,173	2.22%	3.15%	2,668	2.04%	2.65%	2,359	1.50%	3.07%
Commercial real estate	75,850	5.44	30.69	72,948	4.51	32.78	24,632	1.28	37.54
Small business	8,133	2.49	7.20	4,576	1.44	6.43	4,495	1.58	5.57
Residential real estate	6,034	0.31	42.56	4,177	0.19	43.82	4,242	0.20	42.33
Consumer — direct	32,382	4.35	16.40	9,651	1.37	14.32	7,874	1.34	11.49
Discontinued loan products	—	—	—	—	—	—	—	—	—

Total assigned	125,572			94,020			43,602
Unassigned	—	N/A	N/A	—	N/A	N/A	—	N/A	N/A

	$125,572	2.76	100.00	94,020	1.90	100.00	43,602	0.85	100.00

	December 31, 2005			December 31, 2004
		All	Loans		All	Loans
		to Gross	by		to Gross	by
	All	Loans	Category	All	Loans	Category
	by	in Each	to Gross	by	in Each	to Gross
	Category	Category	Loans	Category	Category	Loans

Commercial business	$1,988	2.30%	1.63%	2,507	2.94%	1.59%
Commercial real estate	17,984	0.75	45.20	23,345	0.92	47.28
Small business	2,640	1.12	4.43	2,403	1.26	3.55
Residential real estate	2,592	0.13	38.53	2,565	0.12	38.57
Consumer — direct	6,354	1.17	10.19	4,281	0.90	8.86
Discontinued loan products	156	12.92	0.02	1,431	17.27	0.15

Total assigned	31,714			36,532
Unassigned	9,478	N/A	N/A	9,478	N/A	N/A

	$41,192	0.78	100.00	46,010	0.86	100.00

Commercial real estate loans account for a large portion of the allowance for loan losses for each of the years in the five year period ended December 31, 2008. The commercial real estate loan allowance from December 31, 2004 through December 2005 primarily reflected allowance for loan losses based on increases or decreases in high balance loans. The increase in the allowance for commercial real estate loans during 2006 was associated with a slow-down in the homebuilding industry. The substantial increase in the commercial real estate allowance for loan losses during 2007 and 2008 resulted in large part from a rapid deterioration in the Florida real estate market, generally, and the significant downturn in the residential real estate market. During 2008 and 2007, home sales and median home prices declined significantly on a year-over-year basis in all major metropolitan areas in Florida, with conditions deteriorating rapidly during the fourth quarter of 2008 in response to the overall loss of confidence in the financial markets. The housing industry is experiencing its worst downturn in 17 years and market conditions in the housing industry have continued to worsen throughout 2008 and into 2009 reflecting, in part, decreased availability of mortgage financing for residential home buyers, reduced demand for new construction resulting in a significant over-supply of housing inventory, and increased foreclosure rates. Additionally, the allowance for loan losses was also increased to reflect higher estimated inherit losses in our commercial non-residential loan portfolio as the current economic recession and credit market instability have contributed to higher non-performing loans in this loan product. These loans have performed better during 2007 and 2008 than commercial residential development loans as the underlying collateral associated with these loans are generally income producing. However, if economic conditions do not improve, there is no assurance that we will not experience delinquencies and charge-offs in our commercial non-residential loan portfolio comparable to the levels experienced during 2007 and 2008 in our commercial residential development loan portfolios.

There are three categories of loans in our commercial residential development loan portfolio that have resulted in the majority of the increase in our commercial real estate allowance for loan losses. The loan balance in these categories aggregated $303.7 million at December 31, 2008. These categories are as follows:

The “builder land bank loan” category consists of 7 loans and aggregates $62.4 million at December 31, 2008. This category consists of land loans to borrowers who have or had land purchase option agreements with regional and/or national builders. These loans were originally underwritten based on projected sales of the developed lots to the builders/option holders, and timely repayment of the loans is primarily dependent upon the sale of the property pursuant to the options. If the lots are not sold as originally anticipated, BankAtlantic anticipates that the borrower may not be in a position to service the loan, with the likely result being an increase in nonperforming loans and loan losses in this category. The number of homebuilders who have publicly announced that they are, or are contemplating, terminating these options or seeking bankruptcy protection substantially increases the risk that the lots will not be acquired as contemplated. Four loans in this category totaling $40.4 million were on non-accrual at December 31, 2008.

The “land acquisition and development loan” category consists of 25 loans and aggregates $165.8 million and generally consists of loans secured by residential land which is intended to be developed by the borrower and sold to homebuilders. These loans are generally underwritten more stringently than builder land bank loans, as an option agreement with a regional or national builder did not exist at the origination date. Three loans in this category totaling $33.2 million were on non-accrual at December 31, 2008.

The “land acquisition, development and construction loan” category consists of 14 loans and aggregates $75.5 million. This category generally consists of loans secured by residential land which will be fully developed by the borrower who may also construct homes on the property. These loans generally involve property with a longer investment and development horizon, are guaranteed by the borrower or individuals and/or are secured by additional collateral or equity such that it is expected that the borrower will have the ability to service the debt for a longer period of time. Three loans in this category totaling $18.5 million were on non-accrual at December 31, 2008.

The allowance for consumer loans has increased for each of the years in the five year period ended December 31, 2008. This increase during 2004 through 2006 was largely associated with the growth in outstanding home equity loans throughout the period and the change in policy during 2004 to permit higher loan-to-value ratio loans based on Beacon scores. The significant increase in the consumer loan portfolio allowance for loan losses during 2008 compared to 2007 was primarily due to a significant increase in consumer home equity loan charge-offs, higher non-performing loans and adverse delinquency trends. Residential property values in Florida have significantly declined and the State unemployment rate in Florida has almost doubled from 4.5% at December 31, 2007 to 8.1% at December 31, 2008. The increased unemployment rate has resulted in adverse delinquency trends and declining property values resulted in higher credit losses and an increased allowance for loan losses.

The increase in the allowance for loan losses for consumer loans during 2007 compared to 2006 reflects unfavorable home equity loan delinquency trends, higher non-performing home equity loans and a significant increase in charge-offs during the fourth quarter of 2007.

The allowance for residential loan losses increased during 2006 compared to 2005 and 2004 primarily associated with higher loan balances. During 2007 the allowance was maintained at 2006 levels as the portfolio experienced minimal credit losses and no adverse delinquency trends. During 2008, as property values nationwide plummeted and unemployment rates increased, our residential loan portfolio began experiencing unfavorable delinquency trends and increased charge-offs. As a consequence of these adverse trends the residential allowance for loan losses increased by 44% during 2008 compared to 2007.

The allowance for small business loan losses increased during 2006 compared to 2005 and 2004 primarily associated with higher loan balances. During 2007 the allowance was maintained at 2006 levels as delinquency trends and credit losses remained at 2006 levels. As economic conditions worsened during the latter half of 2008, we began experiencing adverse trends and higher credit losses in our small business loan portfolio. In response to these adverse trends we increased the small business allowance for loan losses by 78% at December 31, 2008 compared to December 31, 2007.

Non-performing Assets and Potential Problem Loans (dollars in thousands):

	December 31,
	2008	2007	2006	2005	2004

NONPERFORMING ASSETS
Tax certificates	$1,441	2,094	632	388	381
Residential	34,734	8,678	2,629	5,981	5,538
Commercial(2)(3)	161,947	165,818	—	340	1,067
Small business	4,644	877	244	9	88
Consumer	6,763	3,218	1,563	471	1,210

Total non-accrual assets	209,529	180,685	5,068	7,189	8,284

Residential real estate owned	2,285	413	617	86	309
Commercial real estate owned	16,500	16,763	21,130	881	383
Small business real estate owned	260	—	—	—	—
Consumer	—	40	—	—	—

Total repossessed assets	19,045	17,216	21,747	967	692

Total nonperforming assets	$228,574	197,901	26,815	8,156	8,976

Total nonperforming assets as a percentage of:
Total assets	4.00	3.21	0.43	0.13	0.15%

Loans, tax certificates and real estate owned	4.95	4.10	0.55	0.17	0.19%

TOTAL ASSETS	$5,713,690	6,161,962	6,187,122	6,109,330	6,044,988

TOTAL LOANS, TAX CERTIFICATES AND NET REAL ESTATE OWNED	$4,614,892	4,823,825	4,903,961	4,830,268	4,771,682

Allowance for loan losses	$125,572	94,020	43,602	41,192	46,010

Tax certificates	$213,534	188,401	199,090	166,697	170,028

Allowance for tax certificate losses	$6,064	3,289	3,699	3,271	3,297

OTHER POTENTIAL PROBLEM LOANS
Contractually past due 90 days or more(1)	$15,721	—	—	—	—
Performing impaired loans	—	—	163	193	320
Restructured loans	25,843	2,488	—	77	24

TOTAL POTENTIAL PROBLEM LOANS	$41,564	2,488	163	270	344

(1)	The majority of these loans have matured and the borrower continues to make payments under the matured loan agreement.

(2)	$121.9 million of impaired loans had specific reserves of $29.2 million and no additional specific reserves were determined to be required on the remaining impaired loans.

(3)	Excluded from the above table as of December 31, 2008 were $79.3 million of residential commercial loans that were transferred to a work-out subsidiary of the Parent Company in March 2008.

Non-performing assets were substantially higher at December 31, 2008 and 2007 compared to the prior three years. The large increase reflects higher non-accrual assets. The increase in non-performing assets during 2006 compared to 2005 and 2004 resulted from a repossessed commercial real estate property during 2006. The property was further impaired by $7.2 million during 2007.

The increase in non-accrual assets at December 31, 2008 compared to December 2007 primarily resulted from higher non-accrual loan balances for residential, consumer-home equity and small business loans. The increase in residential non-accrual loans reflects the general deterioration in the national economy and the residential real estate market as home prices throughout the country continued to decline and it is taking longer than historical time-frames to foreclose on and sell homes.

During 2008, BankAtlantic experienced higher delinquencies and non-accrual trends for small business loans. Management believes that these trends reflect the deteriorating economic environment generally and in Florida in particular.

Commercial non-accrual loans at December 31, 2008 remained at December 31, 2007 levels as BankAtlantic moved $203.6 million of loans to non-accrual, offset by $101.5 million of non-accrual loans transferred to a work-out subsidiary of the Parent Company as well as charge-offs and loan repayments during 2008. These loans were mainly commercial residential development loans identified in the high exposure loan categories.

The substantial increase in non-accrual assets at December 31, 2007 compared to the three prior year periods primarily resulted from placing $151.0 million of commercial residential development loans on non-accrual during the year ended December 31, 2007. Consumer home equity and residential non-accrual loan balances also increased compared to prior periods.

During the year ended December 31, 2008 and 2007, BankAtlantic modified the terms of certain commercial loans in a “troubled debt restructuring” based on the financial difficulties of the borrowers. The original terms were modified to reduce the cash payments in order to lessen the near term cash requirements of the borrowers’ obligations. While there is no assurance this will be the case, BankAtlantic currently expects to collect all principal and interest on these loans based on the modified loan terms.

In the event of a sustained decline in real estate markets, and residential real estate in particular, and a slowdown in the economy in general, we may experience further deterioration in the credit quality/performance of our loan portfolio. As a consequence, if conditions do not improve, the residential real estate market declines further, or commercial non-residential real estate markets decline, we will experience an increasing amount of non-performing assets.

Non-Interest Income

The following table summarizes the significant components of and changes in non-interest income (in thousands):

	For the Years Ended			Change	Change
	December 31,			2008 vs	2007 vs
	2008	2007	2006	2007	2006

Service charges on deposits	$93,905	102,639	90,472	(8,734)	12,167
Other service charges and fees	28,959	28,950	27,542	9	1,408
Securities activities, net	2,395	2,307	657	88	1,650
Income from unconsolidated subsidiaries	1,509	1,219	33	290	1,186
Gains associated with debt redemption	—	—	1,528	—	(1,528)
(Losses) gains on dispositions of office properties and equipment, net	(213)	(1,121)	1,627	908	(2,748)
Gains on sales of loans	265	494	680	(229)	(186)
Other	10,488	9,924	9,305	564	619

Non-interest income	$137,308	144,412	131,844	(7,104)	12,568

The lower revenue from service charges on deposits during 2008 compared to 2007 was primarily due to lower overdraft fee income. This decline in overdraft fees primarily resulted from lower net overdraft assessments and more stringent criteria for allowing customer overdrafts in response to increasing check losses. Also contributing to reduce fee income was a decline in new deposit account openings resulting, in part, from a management decision to reduce overall marketing and advertising expenses and the competitive deposit gathering environment. BankAtlantic has implemented an overdraft fee increase effective March 1, 2009 to cover increasing costs of processing and collecting overdrafts.

The higher revenue from service charges on deposits for 2007 compared to 2006 primarily resulted from growth in overdraft fee income. Management believes that the increase in overdraft fee income resulted from an increase in the number of deposit accounts, a 7% increase in the amount charged for overdrafts beginning July 2006 and a change in policy during 2006 allowing certain customers to incur debit card overdrafts.

Other service charges and fees during 2008 remained at 2007 levels as higher ATM fees from cruise ships was offset by lower debit card transaction volume. Also, the decline in the number of new deposit account openings during 2008 had the effect of lowering service charge fees. We anticipate that the transaction volume may continue to decline if current economic conditions do not improve or if the number of point-of-sale transactions declines.

The increase in other service charges and fees during 2007 compared to 2006 was primarily due to higher interchange and surcharge income associated with an increased volume of customer transactions. The increase in service card fees during 2007 was partially offset by the elimination of check card annual fees as of January 1, 2007 in response to competitive market conditions. The higher interchange volume reflects a substantial increase in the number of debit cards issued associated with the opening of new accounts.

Securities activities, net during the year ended December 31, 2008 includes $1.0 million of gains from the sales of MasterCard International stock obtained in MasterCard’s initial public offering in September 2006. Additionally, BankAtlantic sold $210.4 million of agency securities and realized gains of $0.9 million. The agency securities were sold to increase the average maturities of the investment portfolio in response to changes in the interest rate environment. BankAtlantic also recognized gains of $0.4 million in connection with the execution of covered calls on its agency securities portfolio.

Securities activities, net during the year ended December 31, 2007 includes $3.4 million of gains from the sales of MasterCard International stock. This gain was partially offset by $1.6 million of realized losses from the sale of $399.2 million of municipal securities and $105.8 million of agency securities available for sale. The municipal securities were sold because the lower tax-free returns on these securities were not beneficial to the Company in light of the losses incurred during 2007 and the agency securities were sold in response to changes in market interest rates and related changes in the securities’ prepayment risk.

Securities activities, net during the year ended December 31, 2006 resulted from $458,000 of proceeds received in connection with the MasterCard International initial public offering and a $172,000 net gain realized from the sale of agency securities.

Income from unconsolidated subsidiaries for 2008 and 2007 represents $1.0 million and $1.6 million, respectively, of equity earnings from joint ventures that manage income producing rental real estate properties and $0.5 million and $0.2 million, respectively, of equity earnings in a joint venture that factors receivables.

Gains associated with debt redemption for 2006 were the result of gains realized on the prepayment of FHLB advances. BankAtlantic prepaid these advances as part of a strategy to reduce the net effect of an asset sensitive portfolio on its net interest margin by shortening the average maturity of its outstanding interest-bearing liabilities.

Loss on the disposition of property and equipment during the year ended December 31, 2008 and 2007 primarily represents the write-off of leasehold improvements associated with the relocation of stores and the consolidation of back-office facilities. Gain on sale of bank facilities during the year ended December 31, 2006 primarily resulted from an exchange of branch facilities with another financial institution. The financial institution had a surplus branch facility from a recent acquisition and BankAtlantic was searching for a suitable branch site in that general location. As consideration for this surplus branch, BankAtlantic exchanged a branch with the financial institution and recorded a $1.8 million gain equal to the appraised value of the branch transferred less its carrying value.

Gains on loan sales during each of the years in the three year period ended December 31, 2008 were primarily from the sale of residential loans originated with the assistance of independent mortgage brokers and the sale of Community Reinvestment Act qualified loans to other financial institutions.

The increase in other non-interest income for 2008 compared to 2007 was primarily the result of $1.4 million of higher commissions earned on the sale of investment products to our customers. This increase in other non-interest income was partially offset by a $1.1 million decline in fee income from the outsourcing of our check clearing operation as historically low short-term interest rates reduced our earnings credit on outstanding checks.

The decline in other non-interest income for the year ended December 31, 2007 compared to the same 2006 period reflects a $0.4 million deposit forfeited during 2006 by a potential buyer of a portion of BankAtlantic’s old corporate headquarters property. Additionally, corporate overhead fees received from BFC were $0.2 million lower during 2007 compared to 2006.

Non-Interest Expense

The following table summarizes the significant components and changes in non-interest expense (in thousands):

				Change	Change
	For the Years Ended December 31,			2008 vs	2007 vs
	2008	2007	2006	2007	2006

Employee compensation and benefits	$125,851	148,758	146,099	(22,907)	2,659
Occupancy and equipment	64,774	65,840	57,291	(1,066)	8,549
Advertising and promotion	16,056	19,684	34,659	(3,628)	(14,975)
Check losses	8,767	11,476	8,615	(2,709)	2,861
Professional fees	10,979	8,266	7,653	2,713	613
Supplies and postage	4,580	6,078	6,833	(1,498)	(755)
Telecommunication	4,430	5,552	4,774	(1,122)	778
Amortization of intangible assets	1,359	1,437	1,561	(78)	(124)
Cost associated with debt redemption	1,238	—	1,457	1,238	(1,457)
Provision for tax certificates	7,286	300	300	6,986	—
Restructuring charges, impairments and exit activities	7,395	8,351	—	(956)	8,351
Impairment of real estate held for sale	1,169	5,240	—	(4,071)	5,240
Impairment of real estate owned	1,465	7,299	9	(5,834)	7,290
Impairment of goodwill	48,284	—	—	48,284	—
Other	26,990	25,617	24,197	1,373	1,420

Total non-interest expense	$330,623	313,898	293,448	16,725	20,450

BankAtlantic’s non-interest expense for 2008, excluding $59.6 million of impairments, restructuring charges and costs associated with debt redemptions, was $271.1 million compared to $293.0 million and $292.0 million during 2007 and 2006, respectively. During 2008, in response to the adverse economic environment, we delayed our store expansion program, consolidated certain back-office facilities, sold five central Florida stores, renegotiated vendor contracts, continued staff reductions, out-sourced certain back-office functions and initiated targeted expense reduction programs. Management’s focus on reducing expenses and increasing operating efficiencies is on-going and BankAtlantic anticipates further expense reductions during 2009. Management is continuing to explore opportunities to reduce operating expenses and increase future operating efficiencies; however, there is no assurance that we will be successful in these efforts.

The substantial decline in employee compensation and benefits during the year ended December 31, 2008 compared to the same 2007 period resulted primarily from workforce reductions in March 2007 and April 2008, attrition as well as declines in personnel related to the implementation in December 2007 of reduced store lobby and call center hours. In March 2007, BankAtlantic reduced its work force by 225 associates, or 8%, and in April 2008 BankAtlantic’s work force was further reduced by 124 associates, or 6%. As a consequence of the work force reductions and normal attrition, the number of full-time equivalent employees declined from 2,618 at December 31, 2006 to 1,770 at December 31, 2008, or 32%, while the store network expanded from 88 stores at December 31, 2006 to 101 stores at December 31, 2008. Performance bonuses during 2008 were $3.6 million lower than in 2007 reflecting lower loan originations and deposit growth. Share-based compensation expense was also lower for 2008 compared to 2007. The Company did not grant share based awards during 2008 and reversed prior period share based compensation expense as the forfeiture rate on outstanding options was increased from 18% to 40% reflecting the significant reduction in the workforce during 2008.

Employee compensation and benefits expenses for 2007 increased slightly from 2006. This increase was due to the additional employees associated with the opening of 15 stores during 2007 and the opening of 13 stores throughout 2006. These increases in compensation expenses were partially offset by reductions of performance bonuses in 2007 and the March 2007 workforce reductions. Performance bonuses were $4.3 million lower during 2007 compared to 2006, resulting in part from the elimination of executive management cash bonuses. During the year ended December 31, 2007, the number of full-time equivalent BankAtlantic employees declined from 2,618 at December 31, 2006 to 2,385 at December 31, 2007.

Occupancy and equipment expenses for 2008 declined slightly from 2007. During the year ended December 31, 2008, BankAtlantic consolidated two call center operations into one call center in Orlando, Florida, sold five central Florida stores to an unrelated financial institution, terminated certain back-office lease agreements in consolidating back-office operations and renegotiated various vendor contracts. The above expense reduction actions were partially offset by higher depreciation and real estate tax expenses associated with the 2007 store network expansion initiatives.

The significant increase in occupancy and equipment during 2007 compared to 2006 primarily resulted from the expansion of the store network and back-office facilities to support a larger organization. BankAtlantic entered into various operating lease agreements relating to current and future store expansion as well as for back-office facilities. BankAtlantic also incurred higher operating costs for real estate taxes, guard services, and utilities associated with the above growth and expansion initiatives.

As a consequence of slowing new account growth and a changing economic environment, management decided during the fourth quarter of 2006 to reduce advertising expenses. Reflecting that decision, advertising expenses during 2008 and 2007 were significantly lower than 2006. The decline in advertising expenses for 2008 compared to 2007 primarily resulted from lower promotional costs for store grand openings and a management decision to reduce overall marketing as part of an expense reduction initiative. BankAtlantic opened 15 stores during 2007 and 3 during 2008.

BankAtlantic experienced an increase in check losses from 2006 to 2007. The higher check losses during 2007 were primarily related to significant increase in the volume of checking account overdrafts relating to the increased number of checking accounts and the slowing economy. Stringent overdraft policies were implemented, coupled with a decline in new account growth, resulting in lower check losses during 2008.

The higher professional fees for 2008 compared to 2007 primarily resulted from increased litigation costs and legal fees as well as higher supervisory and examination fees. The litigation cost was associated with our tax certificate activities while the higher legal fees were mainly associated with loan foreclosure actions and class action lawsuits. Management believes that the current economic environment as well as the above lawsuits may result in continued elevated legal costs in subsequent periods. The supervisory and exam fees related to increased consulting fees in connection with a review of our commercial loan portfolio and regulatory compliance.

The increase in professional fees during 2007 compared to 2006 reflects higher litigation reserves and legal fees associated with loan work-outs and pending litigation relating to commercial residential real estate loans and the tax certificate portfolio.

The decrease in supplies and postage during each of the years in the three year period ended December 31, 2008 reflects overall expense reduction initiatives and the conversion of certain deposit customers to electronic bank statements.

The lower telecommunication costs for 2008 compared to 2007 primarily resulted from switching to a new vendor on more favorable terms. The increase in telecommunication expenses for 2007 compared to 2006 was directly related to BankAtlantic’s growth initiatives and store expansion.

Amortization of intangible assets consisted of the amortization of acquired core deposit intangible assets, which are being amortized over an estimated life of ten years.

The costs associated with debt redemptions were the result of prepayment penalties incurred upon the prepayment of FHLB advances in 2008 and 2006. The prepayments in 2008 were part of an initiative to improve our net interest margin as current short term borrowing interest rates are at historical lows. The prepayments during 2006 were part of a market risk strategy to reduce the effect of an asset sensitive portfolio on BankAtlantic’s net interest margin by shortening the average maturity of its outstanding interest-bearing liabilities.

The significant increase in the provision for tax certificates losses during 2008 compared to 2007 and 2006 reflects higher charge-offs and increases in the allowance for tax certificate losses for certificates acquired through bulk purchases in distressed Midwestern States. We ceased the bulk acquisition of tax certificates and our out-of-state tax certificate portfolio was reduced through redemptions.

Restructuring charges, impairments and exit activities during 2008 reflect a $2.2 million severance charge in connection with the April 2008 workforce reduction, and $5.0 million of asset impairments and lease obligation costs associated with management’s plan to sell properties or terminate leases associated with our decision to suspend the store expansion initiative. Also included in restructuring charges is a $0.3 million loss on the sale of five central Florida stores to an unrelated financial institution.

The restructuring charges, impairments and exit activities during 2007 reflect the March 2007 workforce reduction and impairment and lease obligation costs associated with our decision to suspend the store expansion initiative.

During the year ended December 31, 2008 and 2007, BankAtlantic recognized impairment charges on a real estate development acquired in connection with the acquisition of a financial institution during 2002. The development was written down to fair value based on updated indications of value. During 2008, BankAtlantic sold all vertical construction associated with the development and the remaining real estate inventory consists of developed and undeveloped lots.

Impairment of real estate owned during 2008 was primarily associated with properties acquired through tax certificate activities in distressed areas of the country. Real estate owned impairments during 2007 primarily resulted from a $7.2 million write-down associated with a real estate development acquired when BankAtlantic took possession of the collateral securing a land acquisition and development loan during the fourth quarter of 2006.

The Company tests goodwill for potential impairment annually or during interim periods if impairment indicators exist. Based on the results of its impairment evaluation, the Company recorded an impairment charge of $48.3 million in 2008. All goodwill in the amount of $31.0 million and $17.3 million, respectively, relating to the Company’s commercial lending and community banking reporting units was determined to be impaired. However, goodwill associated with the Company’s capital services, tax certificates and investment reporting units of $13.1 million, $4.7 million and $4.4 million, respectively, was determined to not be impaired. The impairments in our community banking and commercial lending business units reflect the on-going downward trends in the financial services industry affecting the Company’s market capitalization and the credit quality of BankAtlantic’s loan portfolios. BankAtlantic may recognize additional goodwill impairment charges of up to $22.2 million in subsequent periods if economic conditions do not improve.

The higher other expenses during 2008 compared to 2007 primarily resulted from a $2.3 million increase in BankAtlantic’s deposit premium assessments as the credit held by BankAtlantic against its deposit premium assessments relating back to the early 1990’s was exhausted and BankAtlantic began paying the full deposit premium during the second quarter of 2008. BankAtlantic anticipates its deposit assessment premium to significantly increase during 2009 as the FDIC has adopted a restoration plan that will increase the rates banks pay for deposit insurance. BankAtlantic also incurred $3.3 million of increased property maintenance costs associated with real estate owned and non-performing loans. These increases in other expenses were partially offset by lower general operating expenses directly related to management’s expense reduction initiatives.

The higher other expenses for the year ended December 31, 2007 compared to the same 2006 period reflect higher shared services allocations from BFC for human resources and risk management services as well as increased insurance costs.

Provision for Income Taxes

				Change	Change
	For the Years Ended December 31,			2008 vs	2007 vs
	2008	2007	2006	2007	2006
	($ in thousands)

(Loss) income before income taxes	$(135,050)	(40,818)	49,427	(94,232)	(90,245)
(Provision) benefit for income taxes	(31,094)	21,378	(13,105)	(52,472)	34,483

BankAtlantic net (loss) income	$(166,144)	(19,440)	36,322	(146,704)	(55,762)

Effective tax rate	(23.02)%	52.37%	26.51%

The difference between the effective tax rate and the expected federal income tax rate of 35% during 2008 was primarily due to the disallowance of tax benefits associated with the current year losses and net deferred tax assets as a result of the establishment of a deferred tax valuation allowance. Due to BankAtlantic’s recent history of losses and the significant ongoing deterioration in economic conditions, BankAtlantic recorded a $66.9 million deferred tax asset valuation allowance representing the entire amount of its net deferred tax assets as of December 31, 2008.

The difference in the effective tax rate and the expected federal income tax rate during 2007 and 2006 was primarily due to tax exempt income from municipal securities and benefits for state taxes due to allocations of earnings or losses among various state tax jurisdictions. BankAtlantic’s entire portfolio of tax-exempt securities was sold during the fourth quarter of 2007.

Parent Company Results of Operations — Years Ended December 31, 2008, 2007 and 2006

The following table is a condensed income statement summarizing the Parent Company’s segment results of operations (in thousands):

				Change	Change
	For the Years Ended December 31,			2008 vs	2007 vs
	2008	2007	2006	2007	2006

Net interest income (expense):
Interest income on loans	$261	—	—	261	—
Interest and dividend income on investments	1,184	2,320	2,448	(1,136)	(128)
Interest expense on Junior subordinated debentures	(21,262)	(23,054)	(21,933)	1,792	(1,121)

Net interest (expense)	(19,817)	(20,734)	(19,485)	917	(1,249)
Provision for loan losses	(24,418)	—	—	(24,418)	—

Net interest (expense) after provision	(44,235)	(20,734)	(19,485)	(23,501)	(1,249)

Non-interest income:
Income from unconsolidated subsidiaries	600	1,281	1,634	(681)	(353)
Securities activities, net	(356)	6,105	9,156	(6,461)	(3,051)
Other income	1,027	824	23	203	801

Non-interest income	1,271	8,210	10,813	(6,939)	(2,603)

Non-interest expense:
Employee compensation and benefits	3,046	2,421	4,705	625	(2,284)
Advertising and promotion	279	317	408	(38)	(91)
Professional fees	1,782	424	638	1,358	(214)
Other	3,634	1,080	1,028	2,554	52

Non-interest expense	8,741	4,242	6,779	4,499	(2,537)

Loss before income taxes	(51,705)	(16,766)	(15,451)	(34,939)	(1,315)
(Provision) benefit for income taxes	(1,395)	6,194	6,008	(7,589)	186

Parent Company loss	$(53,100)	(10,572)	(9,443)	(42,528)	(1,129)

Parent company interest on loans during 2008 represented interest income on a $2.3 million commercial business loan that was returned to an accrual status as the borrower’s cash flow improved upon obtaining a tenant for the property serving as collateral.

Interest and dividend income on investments during each of the years in the three year period ended December 31, 2008 was primarily interest and dividends associated with a portfolio of debt and equity securities managed by a money manager as well as earnings from a reverse repurchase account with BankAtlantic. Earnings from the BankAtlantic reverse repurchase account were $0.2 million, $0.3 million and $0.2 million during the years ended December 31, 2008, 2007 and 2006, respectively. The significant decline in interest and dividends on investments during 2008 resulted from the liquidation of the $54.2 million managed investment portfolio during the first quarter of 2008.

Interest expense for the years ended December 31, 2008, 2007 and 2006 consisted primarily of debt service on the Company’s junior subordinated debentures. The decline in interest expense during 2008 compared to 2007 resulted from lower average interest rates in 2008 partially offset by higher average borrowings. Average rates on junior subordinated debentures decreased from 8.29% during the year ended December 31, 2007 to 7.14% during the same 2008 period as a result of lower short-term interest rates during 2008 compared to 2007. As previously discussed, the Company elected during the first quarter of 2009 to defer the payment of interest on all of its junior subordinated debentures, and may continue to defer interest payments for up to 20 consecutive quarterly periods. During the deferral period, interest will continue to accrue on the debentures and on the accrued interest, and the Company will continue to recognize such deferred interest as interest expense in its financial statements. The Company’s junior subordinated debentures average balances were $294.2 million during 2008 compared to $277.9 million during the same 2007 period. The increase in interest expense during 2007 compared to 2006 primarily resulted from the issuance of $25.8 million and $5.1 million of junior subordinated debentures in June 2007 and September 2007, respectively. The average balance of junior subordinated debentures during the year ended December 31, 2006 was $263.3 million.

To provide greater flexibility in holding and managing non-performing loans and to improve BankAtlantic’s financial condition, the Parent Company formed a new asset workout subsidiary which acquired non-performing commercial and commercial residential real estate loans from BankAtlantic for $94.8 million in cash on March 31, 2008. BankAtlantic transferred $101.5 million of non-performing loans to the Parent Company’s subsidiary at the loan’s carrying value inclusive of $6.4 million in specific allowances for loan losses and $0.3 million of escrow balances. The work-out subsidiary of the Parent Company entered into a servicing arrangement with BankAtlantic with respect to these loans.

The composition of non-performing loans acquired from BankAtlantic as of March 31, 2008 was as follows:

Amount
(In thousands)

Nonaccrual loans:
Commercial residential real estate:
Builder land loans	$32,039
Land acquisition and development	19,809
Land acquisition, development and construction	34,915

Total commercial residential real estate	86,763
Commercial non-residential real estate	14,731

Total non-accrual loans	101,494
Allowance for loan losses — specific reserves	(6,440)

Non-accrual loans, net	$95,054

The composition of the transferred non-performing loans as of December 31, 2008 was as follows:

December 31,
2008
(In thousands)

Nonaccrual loans:
Commercial residential real estate:
Builder land loans	$22,019
Land acquisition and development	16,759
Land acquisition, development and construction	29,163

Total commercial residential real estate	67,941
Commercial non-residential real estate	11,386

Total non-accrual loans	79,327
Allowance for loan losses — specific reserves	(11,685)

Non-accrual loans, net	$67,642

Additionally, during the year ended December 31, 2008, $2.3 million of loans held by the asset work-out subsidiary was changed to accrual status and the Company received $1.1 million of loan repayments.

The provision for loan losses during the year ended December 31, 2008 resulted from $19.2 million of charge-offs on non-performing loans and an increase of specific reserves of $5.2 million. These additional impairments were associated with nonperforming commercial residential real estate loans, and were due to updated loan collateral fair value estimates reflecting the continued deterioration in the Florida residential real estate market. As previously stated, if market conditions do not improve in the Florida real estate market, additional provisions for loan losses and charge-offs may be required in subsequent periods.

Income from unconsolidated subsidiaries during 2008, 2007 and 2006 represents $0.6 million, $0.7 million and $0.6 million, respectively, of equity earnings from trusts formed to issue trust preferred securities and $0, $0.6 million, and $1.0 million of equity earnings in income producing real estate joint ventures during the years ended December 31, 2008, 2007 and 2006, respectively. The business purpose of the joint ventures was to manage certain rental properties with the intent to sell the properties in the foreseeable future. The Parent Company’s joint ventures were liquidated and the Parent Company is not currently investing in joint ventures.

During 2008, the Parent Company sold $54.2 million of equity securities from its managed investment portfolio, $108.4 million of Stifel common stock and warrants to acquire 722,586 shares of Stifel common stock for a net gain of $4.2 million. The majority of the $181.8 million of proceeds from the sale of securities and warrants were used to purchase $94.5 million of non- performing loans from BankAtlantic and to contribute $65 million of capital to BankAtlantic. The Parent Company also recognized other-than-temporary impairment charges of $4.6 million associated with an investment in a private limited partnership and an equity investment in a private placement.

During 2007, the Parent Company sold $49.5 million of equity securities from its managed investment portfolio for gains of $9.1 million. The majority of the proceeds from the sale of equity securities were used to purchase and retire the Company’s Class A common stock. The Parent Company recognized $0.3 million of unrealized gains from market appreciation of Stifel warrants and recorded an other-than-temporary impairment of $3.3 million associated with an investment in a private limited partnership.

Securities activities gains during the year ended December 31, 2006 primarily represent gains from managed funds. During 2006, the Parent Company sold $69.1 million of equity securities from its portfolio for gains of $9.2 million. The majority of the proceeds from the sale of equity securities were reinvested in equity securities. A portion of these proceeds was also used to fund interest expense on junior subordinated debentures.

Other income during the year ended December 31, 2008 and 2007 represents fees charged to BankAtlantic for executive management services. These fees are eliminated in the Company’s consolidated financial statements.

The Company’s compensation expense during the years ended December 31, 2008, 2007 and 2006 represents salaries and bonuses for executive officers of the Company as well as recruitment expenses. The lower compensation expense during 2007 compared to 2006 and 2008 primarily reflects the elimination of performance bonuses during 2007. Compensation expense during 2008 also included a $0.6 million reduction in share-based compensation as the forfeiture rate was increased from 18% to 40% to reflect updated historical forfeiture experience. Additional compensation expense during 2006 included payroll taxes associated with the exercise of stock options. Share-based compensation expense was $1.2 million for each of the years in the two year period ended December 31, 2007 and $0.6 million during the year ended December 31, 2008.

Advertising costs during each of the years in the three year period ended December 31, 2008 represents investor relations expenditures and the cost of shareholder correspondence and the annual meetings.

During 2008 the Parent Company incurred higher professional fees associated with a securities class-action lawsuit filed against the Company and the formal investigation into the class-action lawsuit matter by the Securities and Exchange Commission. Also included in professional fees during 2008 were legal costs incurred associated with servicing the non-performing loans held in a work-out subsidiary of the Parent Company. Professional fees during 2006 and 2007 were primarily legal costs for general corporate matters.

The increase in other expenses during the year ended December 31, 2008 compared to the same periods during 2007 and 2006 reflect $2.5 million for property maintenance costs for non-performing loans in the process of foreclosure. The Parent Company also incurred $0.2 million of loan servicing fees from BankAtlantic related to the loans held by the asset workout subsidiary. Also included in other expenses for the years ended December 31, 2008, 2007 and 2006 were fees paid to BFC for investor relations, risk management and executive management personnel services provided to the Company by BFC.

The Parent Company recognized a provision for income taxes of $1.4 million in 2008 and an income tax benefit of $6.2 million and $6.0 million in 2007 and 2006, respectively. These amounts represent effective tax rates of 2.65%, 36.94% and 38.88% for 2008, 2007 and 2006, respectively. The change in the Company’s effective tax rate in 2008 from 2007 and 2006 was primarily due to the disallowance of tax benefits associated with the Parent Company’s current year loss as a result of a deferred tax valuation allowance established during 2008. The Company’s 2005 and 2007 Federal income tax returns are currently under examination by the Internal Revenue Service.

BankAtlantic Bancorp, Inc. Consolidated Financial Condition

As of March 31, 2009 and December 31, 2008

The Company reduced its total assets with a view to improving its regulatory capital ratios. Total assets were decreased by selling securities available for sale, significantly reducing loan originations and purchases as well as substantially reducing the acquisition of tax certificates. The proceeds from payments on earning asset and securities sales were used to pay down borrowings.

Total assets at March 31, 2009 were $5.6 billion compared to $5.8 billion at December 31, 2008. The changes in components of total assets from December 31, 2008 to March 31, 2009 are summarized below:

•	Increase in cash and cash equivalents primarily reflecting $119.7 million of higher cash balances at depository institutions associated with daily cash management activities;

•	Decrease in securities available for sale reflecting the sale of $149.1 million of mortgage-backed securities;

•	Decrease in tax certificate balances primarily due to redemptions and decreased tax certificate acquisitions compared to prior periods;

•	Decline in FHLB stock related to lower FHLB advance borrowings;

•	Decrease in loan receivable balances associated with repayments of residential loans in the normal course of business combined with a significant decline in loan originations and purchases;

•	Decrease in accrued interest receivable primarily resulting from lower loan balances and a significant decline in interest rates;

•	Increase in real estate owned associated with residential loan foreclosures; and

•	Decrease in goodwill associated with the impairment of $9.1 million of goodwill.

The Company’s total liabilities at March 31, 2009 were $5.4 billion compared to $5.6 billion at December 31, 2008. The changes in components of total liabilities from December 31, 2008 to March 31, 2009 are summarized below:

•	Increased interest bearing deposit account balances associated with promotions of higher-yielding interest-bearing checking accounts and increases in certificates of deposits;

•	Higher non-interest-bearing deposit balances primarily due to increased customer balances in checking accounts;

•	Lower FHLB advances and short term borrowings due to repayments using proceeds from the sales of securities and loan repayments and increases in deposit account balances; and

•	Increase in junior subordinated debentures due to interest deferments.

As of December 31, 2008 and 2007

Total assets at December 31, 2008 were $5.8 billion compared to $6.4 billion at December 31, 2007. The changes in components of total assets from December 31, 2007 to December 31, 2008 are summarized below:

•	Higher cash and due from depository institution balances resulting from additional cash at automated teller machines and cash on hand;

•	Increase in federal funds sold and short term investments associated with daily treasury management;

•	Decrease in securities available for sale and financial instruments reflecting the sale of Stifel common stock, the sale of Stifel warrants, the liquidation of managed fund equity investments held by the Parent Company and principal repayments on agency securities;

•	Decrease in investment securities at cost primarily resulting from the sale of Stifel common stock and certain private equity securities;

•	Increase in tax certificate balances primarily due to higher Florida tax certificate acquisitions;

•	Decline in FHLB stock related to lower FHLB advance borrowings;

•	Decrease in loan receivable balances associated with a $43.2 million increase in the allowance for loan losses as well as lower residential loan balances partially offset by higher small business, commercial business and home equity loan balances;

•	Lower real estate held for development and sale balances associated with impairments and the sale of inventory of homes at a real estate development;

•	Decrease in office properties and equipment primarily due to the sale of five central Florida stores to an unrelated financial institution as well as the disposal of properties in connection with the on-going consolidation of back-office facilities;

•	Decrease in deferred tax asset, net due to the establishment of a deferred tax asset valuation allowance;

•	Decrease in goodwill associated with the recognition of a $48.3 million goodwill impairment; and

•	Decline in other assets reflecting the receipt of income tax refunds associated with the carry-back of taxable losses for the year ended December 31, 2007.

The Company’s total liabilities at December 31, 2008 were $5.6 billion compared to $5.9 billion at December 31, 2007. The changes in components of total liabilities from December 31, 2007 to December 31, 2008 are summarized below:

•	Lower non-interest-bearing deposit balances primarily reflecting the migration of non-interest bearing deposits to interest-bearing NOW accounts as BankAtlantic promoted higher interest rate NOW accounts during 2008 in response to greater competition;

•	Decline in insured savings and money market accounts primarily reflecting deposit outflows resulting from interest rate reductions on high yield account products as high rates from prior period promotions were discontinued;

•	Increase in certificate accounts reflecting higher brokered deposit balances as well as a higher interest rate certificate account promotion during 2008;

•	Lower FHLB advance borrowings due to a decline in total assets and the availability of alternative funding sources at lower interest rates;

•	Higher short-term borrowings associated with funds obtained from the Treasury at lower interest rates than alternate funding sources; and

•	Decrease in other liabilities primarily resulting from a decline in accrued interest payable on borrowings associated with significantly lower interest rates at period end.

Liquidity and Capital Resources

BankAtlantic Bancorp, Inc.

The Company’s principal source of liquidity is its cash and investments. The Company also may obtain funds through dividends from its subsidiaries, issuance of equity and debt securities, and liquidation of its investments. The Company may use these funds to contribute capital to its subsidiaries, pay debt service and shareholder dividends, repay borrowings, invest in equity securities and other investments, and fund operations. The Company’s estimated 2009 interest expense associated with its junior subordinated debentures is approximately $16.5 million. In order to preserve liquidity in the current difficult economic environment, the Company elected in February 2009 to defer interest payments on all of its outstanding junior subordinated debentures and to cease paying dividends on its common stock. The terms of the junior subordinated debentures and the trust documents allow the Company to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. During the deferral period, the respective trusts will likewise suspend the declaration and payment of dividends on the trust preferred securities. The deferral election began with respect to regularly scheduled quarterly interest payments aggregating $3.9 million that would otherwise have been made in March and April of 2009. The Company has the ability under the junior subordinated debentures to continue to defer interest payments through ongoing, appropriate notices to each of the trustees, and will make a decision each quarter as to whether to continue the deferral of interest. During the deferral period, interest will continue to accrue on the junior subordinated debentures at the stated coupon rate, including on the deferred interest, and the Company will continue to record the interest expense associated with the junior subordinated debentures. During the deferral period, the Company may not, among other things and with limited exceptions, pay cash dividends on or repurchase its common stock nor make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated debentures. The Company may end the deferral by paying all accrued and unpaid interest. The Company anticipates that it will continue to defer interest on its junior subordinated debentures and will not pay dividends on its common stock for the foreseeable future.

During the year ended December 31, 2008, the Company received $15.0 million of dividends from BankAtlantic. The Company does not anticipate receiving dividends from BankAtlantic during the year ended December 31, 2009 until economic conditions and the performance of BankAtlantic assets improve. The ability of BankAtlantic to pay dividends or make other distributions to the Company in subsequent periods is subject to regulations and Office of Thrift Supervision (“OTS”) approval. The OTS would not approve any distribution that would cause BankAtlantic to fail to meet its capital requirements or if the OTS believes that a capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice, and there is no assurance that the OTS would approve future applications for capital distributions from BankAtlantic.

The Company’s anticipated liquidity focus during 2009 is on providing capital to BankAtlantic, if needed, managing the cash requirements of its asset work-out subsidiary, and funding its operating expenses. The Company is required to provide BankAtlantic with managerial assistance and capital as the OTS may determine necessary under applicable regulations and supervisory standards. In March 2009, the Company contributed $25 million of capital to BankAtlantic.

In light of the current challenging economic environment and the desire for the Company to be in a position to provide capital to BankAtlantic, if needed, the Company is considering pursuing the issuance of securities, which could include Class A common stock, debt, preferred stock, warrants or any combination thereof. Any such financing could be obtained through public or private offerings, in privately negotiated transactions or otherwise. Additionally, we could pursue these financings at the Parent Company level or directly at BankAtlantic or both. Any financing involving the issuance of our Class A common stock or securities convertible or exercisable for our Class A common stock could be highly dilutive for our existing shareholders. There is no assurance that any such financing will be available to us on favorable terms or at all.

The sale of Ryan Beck to Stifel closed on February 28, 2007, and the sales agreement provided for contingent earn-out payments, payable in cash or shares of Stifel common stock, at Stifel’s election, based on certain Ryan Beck revenues during the two-year period immediately following the closing, which ended on February 28, 2009. The Company received earn-out payments of $1.7 million during the three months ended March 31, 2008 and the Company received an additional $8.6 million in earn-out payments paid in 250,233 shares of Stifel common stock in March 2009 for the remaining earn-out. The Stifel stock was sold for net proceeds of $8.7 million.

Pursuant to the terms of the Ryan Beck merger, the Company agreed to indemnify Stifel against certain losses arising out of activities of Ryan Beck prior to its sale. Stifel recently indicated that it believes it is entitled to indemnification payments of approximately $500,000 under the agreement. Based on information provided by Stifel, management believes that it is not obligated to indemnify Stifel under the terms of the merger agreement.

The Company had the following cash and investments as of March 31, 2009 and December 31, 2008 that it believes provide a source for potential liquidity based on values at March 31, 2009; however, there is no assurance that these investments will maintain such value or that we would receive proceeds equal to estimated fair value upon the liquidation of these investments.

	As of March 31, 2009
		Gross	Gross
	Carrying	Unrealized	Unrealized	Estimated
	Value	Appreciation	Depreciation	Fair Value
	(In thousands)

Cash and cash equivalents	$19,860	—	—	19,860
Securities available for sale	1,253	—	—	1,253
Private investment securities	2,036	339	—	2,375

Total	$23,149	339	—	23,488

	As of December 31, 2008
		Gross	Gross
	Carrying	Unrealized	Unrealized	Estimated
	Value	Appreciation	Depreciation	Fair Value
	(In thousands)

Cash and cash equivalents	$37,116	—	—	37,116
Equity securities	1,597	—	—	1,597
Private investment securities	2,036	467	—	2,503

Total	$40,749	467	—	41,216

The non-performing loans transferred to the wholly-owned subsidiary of the Company may also provide a potential source of liquidity through workouts, repayments of the loans or sales of interests in the subsidiary. The balance of these loans at March 31, 2009 and December 31, 2008 was $76.6 million and $81.6 million, respectively. During the three months ended March 31, 2009, the Parent Company work-out subsidiary received $4.3 million of proceeds from loan repayments and foreclosed property sales relating to this loan portfolio.

BankAtlantic

BankAtlantic’s liquidity will depend on its ability to generate sufficient cash to support loan demand, to meet deposit withdrawals, and to pay operating expenses. BankAtlantic’s securities portfolio provides an internal source of liquidity through its short-term investments as well as scheduled maturities and interest payments. Loan repayments and loan sales also provide an internal source of liquidity. BankAtlantic’s liquidity is also dependent, in part, on its ability to maintain or increase deposit levels and availability under lines of credit, federal funds, Treasury and Federal Reserve programs. Additionally, interest rate changes, additional collateral requirements, disruptions in the capital markets or deterioration in BankAtlantic’s financial condition may make terms of the borrowings and deposits less favorable. As a result, there is a risk that our cost of funds will increase or that the availability of funding sources may decrease. As of March 31, 2009, BankAtlantic had available unused borrowings of approximately $813 million in connection with its FHLB line of credit, federal funds lines, and Treasury and Federal Reserve programs. However, such available borrowings are subject to periodic reviews and may be terminated or limited at any time.

BankAtlantic’s primary sources of funds are deposits; principal repayments of loans, tax certificates and securities available for sale; proceeds from the sale of loans and securities available for sale; proceeds from securities sold under agreements to repurchase; advances from FHLB; Treasury and Federal Reserve lending programs; interest payments on loans and securities; capital contributions from the Parent Company and other funds generated by operations. These funds are primarily utilized to fund loan disbursements and purchases, deposit outflows, repayments of securities sold under agreements to repurchase, repayments of advances from FHLB, purchases of tax certificates and securities available for sale, acquisitions of properties and equipment, and operating expenses.

In October 2008, the FDIC announced a Liquidity Guarantee Program. Under this program, certain newly issued senior unsecured debt issued on or before October 31, 2009, would be fully protected in the event the issuing institution subsequently fails, or its holding company files for bankruptcy. This includes promissory notes, commercial paper, inter-bank funding, and any unsecured portion of secured debt. Coverage would be limited to the period ending December 31, 2012, even if the maturity exceeds that date. The program could provide BankAtlantic with additional liquidity as certain new borrowings may be guaranteed by the FDIC. The FDIC also announced that any participating depository institution will be able to provide full deposit insurance coverage for non-interest bearing deposit transaction accounts including interest bearing accounts with rates at or below fifty basis points, regardless of dollar amount. This new, temporary guarantee will expire at the end of 2009. BankAtlantic “opted-in” to the additional coverage on qualifying borrowings and non-interest bearing deposits. As a result, BankAtlantic will be assessed a 75-basis point fee on new covered borrowings, and was assessed a 10-basis point surcharge for non-interest bearing deposit transaction account balances exceeding the previously insured amount.

In October 2008, the FDIC adopted a restoration plan that increased the rates depository institutions pay for deposit insurance. Under the restoration plan, the assessment rate schedule was raised by 7 basis points for all depository institutions beginning on January 1, 2009 and beginning with the second quarter of 2009, changes would be made to the assessment rate to increase assessments on a risk adjusted basis. The 7 basis point assessment rate increase resulted in a $1.4 million increase in FDIC assessment premiums for BankAtlantic during the three months ended March 31, 2009 compared to the same 2008 period.

The FHLB has granted BankAtlantic a line of credit capped at 40% of assets subject to available collateral, with a maximum term of ten years. BankAtlantic had utilized its FHLB line of credit to borrow $817.0 million as of March 31, 2009. The line of credit is secured by a blanket lien on BankAtlantic’s residential mortgage loans and certain commercial real estate and consumer home equity loans. BankAtlantic’s available borrowings under this line of credit were approximately $464 million at March 31, 2009. However, we expect that during the second quarter of 2009, the total borrowings under the FHLB line of credit will decrease due to higher collateral requirements. An additional source of liquidity for BankAtlantic is its securities portfolio. As of March 31, 2009, BankAtlantic had $207.3 million of un-pledged securities that could be sold or pledged for additional borrowings with the FHLB, the Federal Reserve or other financial institutions. BankAtlantic is a participating institution in the Federal Reserve Treasury Investment Program for up to $50 million in fundings and at March 31, 2009, BankAtlantic had $3.0 million of short-term borrowings outstanding under this program. BankAtlantic is also eligible to participate in the Federal Reserve’s discount window program. The amount that can be borrowed under this program is dependent on available collateral, and BankAtlantic had available borrowings of approximately $143.1 million as of March 31, 2009. BankAtlantic had no amounts outstanding under this program at March 31, 2009. The above lines of credit are subject to periodic review, may be reduced or terminated at any time by the issuer institution. If the current economic trends continue to adversely affect our performance, the above borrowings may be limited, additional collateral may be required or these borrowings may not be available to us, and BankAtlantic’s liquidity could be materially adversely affected.

BankAtlantic also has various relationships to acquire brokered deposits, and to execute repurchase agreements, which may be utilized as an alternative source of liquidity, if needed. Brokered deposits are not considered a primary funding source of BankAtlantic, and BankAtlantic does not anticipate its brokered deposit balances to increase in the foreseeable future. At March 31, 2009, BankAtlantic had $269.1 million and $35.6 million of brokered deposits and securities sold under agreements to repurchase outstanding, representing 4.9% and 0.6% of total assets, respectively. At December 31, 2008, BankAtlantic had $239.9 million and $46.1 million of brokered deposits and securities sold under agreements to repurchase outstanding. Additional repurchase agreement borrowings are subject to available collateral, and the issuance of brokered certificates of deposits requires BankAtlantic to maintain “well capitalized” regulatory capital ratios. Additionally, BankAtlantic had total cash on hand or with other financial institutions of $269.4 million as of March 31, 2009. BankAtlantic had federal funds sold of $20.8 million and total cash on hand or with other financial institutions of $127.7 million as of December 31, 2008.

BankAtlantic’s liquidity may be affected by unforeseen demands on cash. Our objective in managing liquidity is to maintain sufficient resources of available liquid assets to address our funding needs. Multiple market disruptions have made it more difficult for financial institutions to borrow money. We cannot predict with any degree of certainty how long these market conditions may continue, nor can we anticipate the degree that such market conditions may impact our operations. Deterioration in the performance of other financial institutions may adversely impact the ability of all financial institutions to access liquidity. There is no assurance that further deterioration in the financial markets will not result in additional market-wide liquidity problems, and affect our liquidity position. In order to improve its liquidity position, BankAtlantic reduced its borrowings by $343.0 million as of March 31, 2009 compared to December 31, 2008, by increasing its total deposits and utilizing the proceeds from the sale of securities available for sale and repayments of earning assets to pay down borrowings. Additionally, BankAtlantic does not anticipate an increase in its total assets in the foreseeable future.

BankAtlantic’s commitments to originate and purchase loans at March 31, 2009 were $76.5 million and $0, respectively, compared to $176.7 million and $14 million, respectively, at March 31, 2008. At March 31, 2009, total loan commitments represented approximately 1.84% of net loans receivable.

BankAtlantic’s commitments to originate and purchase loans at December 31, 2008 were $38.4 million and $3.0, respectively, compared to $176.9 million and $61.1 million, respectively, at December 31, 2007. At December 31, 2008, total loan commitments represented approximately 0.90% of net loans receivable.

At March 31, 2009, BankAtlantic had investments and mortgage-backed securities of approximately $38.5 million pledged against securities sold under agreements to repurchase, $6.4 million pledged against public deposits and $49.3 million pledged against treasury tax and loan accounts.

At December 31, 2008, BankAtlantic had mortgage-backed securities of approximately $47.9 million pledged to secure securities sold under agreements to repurchase, $109.3 million pledged to secure public deposits, $225.4 million pledged to secure term auction facilities and $51.4 million pledged to secure treasury tax and loan accounts.

A significant source of our liquidity is repayments and maturities of loans and securities. The table below presents the contractual principal repayments and maturity dates of our loan portfolio and securities available for sale at December 31, 2008. The total amount of principal repayments on loans and securities contractually due after December 31, 2009 was $4.2 billion, of which $1.8 billion have fixed interest rates and $2.4 billion have floating or adjustable interest rates. Actual principal repayments may differ from information shown below (in thousands):

	As of
	December 31,	For the Period Ending December 31,(1)
	2008	2009	2010-2011	2012-2016	2017-2021	2022-2026	>2027

Commercial real estate	$1,449,620	665,220	309,179	316,651	94,982	60,879	2,709
Residential real estate	1,933,077	40,286	5,861	30,506	265,104	81,892	1,509,428
Consumer and home equity	745,086	1,384	5,861	297,845	370,009	69,987	—
Commercial business	251,248	120,903	43,983	81,387	4,428	547	—

Total loans	$4,379,031	827,793	364,884	726,389	734,523	213,305	1,512,137

Total securities available for sale(1)	$699,474	—	277	330	36,850	128,162	533,855

(1)	Does not include $2.4 million of equity securities.

Loan maturities and sensitivity of loans to changes in interest rates for commercial business and real estate construction loans at December 31, 2008 were (in thousands):

	Commercial	Real Estate
	Business	Construction	Total

One year or less	$215,440	291,441	506,881
Over one year, but less than five years	31,909	9,084	40,993
Over five years	3,899	—	3,899

	$251,248	300,525	551,773

Due After One Year:
Pre-determined interest rate	$35,808	9,084	44,892
Floating or adjustable interest rate	—	—	—

	$35,808	9,084	44,892

BankAtlantic’s geographic loan concentration based on outstanding loan balances at December 31, 2008 was:

Florida	60%
Eastern U.S.A.	21%
Western U.S.A.	15%
Central U.S.A	4%

100%

The loan concentration for BankAtlantic’s originated loans is primarily in Florida. The concentration in locations other than Florida primarily relates to purchased wholesale residential real estate loans.

As of December 31, 2008 and March 31, 2009, BankAtlantic met the regulatory capital ratios established for “well capitalized” institutions with actual capital amounts and ratios exceeding all “well capitalized” amounts and ratios. However, the OTS, at its discretion, can at any time require an institution to maintain capital amounts and ratios above the established “well capitalized” requirements based on its view of the risk profile of the specific institution. If higher capital requirements are imposed, BankAtlantic could be required to raise additional capital. There is no assurance that additional capital will not be necessary, or that the Company or BankAtlantic would be successful in raising additional capital in subsequent periods. The Company’s inability to raise capital or be deemed “well capitalized” could have a material adverse impact on the Company’s financial condition and results.

At the indicated dates, BankAtlantic’s capital amounts and ratios were (dollars in thousands):

			Minimum Ratios
			Adequately	Well
	Actual		Capitalized	Capitalized
	Amount	Ratio	Ratio	Ratio

At March 31, 2009:
Total risk-based capital	$449,506	11.86%	8.00%	10.00%
Tier 1 risk-based capital	379,245	10.01	4.00	6.00
Tangible capital	379,245	6.97	1.50	1.50
Core capital	379,245	6.97	4.00	5.00
At December 31, 2008:
Total risk-based capital	$456,776	11.63%	8.00%	10.00%
Tier 1 risk-based capital	385,006	9.85	4.00	6.00
Tangible capital	385,006	6.94	1.50	1.50
Core capital	385,006	6.94	4.00	5.00
At December 31, 2007:
Total risk-based capital	$495,668	11.63%	8.00%	10.00%
Tier 1 risk-based capital	420,063	9.85	4.00	6.00
Tangible capital	420,063	6.94	1.50	1.50
Core capital	420,063	6.94	4.00	5.00

Savings institutions are also subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”). Regulations implementing the prompt corrective action provisions of FDICIA define specific capital categories based on FDICIA’s defined capital ratios, as discussed more fully in the “Information About BFC” section under “Regulation of Federal Savings Banks.”

The OTS at its discretion can require an institution to maintain capital amounts and ratios significantly above the “well capitalized” requirements based on the risk profile of the specific institution. If higher capital requirements are imposed by the OTS, BankAtlantic could be required to raise additional capital. Management can give no assurance that BankAtlantic will be successful in raising additional capital in subsequent periods, if required.

Consolidated Cash Flows — Years Ended December 31, 2008, 2007 and 2006

A summary of our consolidated cash flows follows (in thousands):

	For the Years Ended December 31,
	2008	2007	2006

Net cash provided by (used in):
Operating activities	$75,447	40,928	3,359
Investing activities	281,186	(22,066)	(205,891)
Financing activities	(322,250)	(30,183)	174,460

Increase (decrease) in cash and cash equivalents	$34,383	(11,321)	(28,072)

The increase in cash flows from operating activities during 2008 compared to 2007 was primarily due to a reduction in non-interest expenses. The Company experienced a decline in employee compensation associated with its restructuring plan that included reduced store hours and the consolidation of back-office facilities. The Company also reduced its advertising and promotion expense by 18% during 2008 compared to 2007. The increase in cash flows from operating activities during 2007 compared to 2006 primarily resulted from a substantial increase in non-interest income from service charges on deposits as well as a significant reduction in advertising and promotion expenses. During 2007, service charge fees increased primarily due to new deposit accounts.

The increase in cash flows from investing activities during 2008 compared to 2007 primarily resulted from a decline in interest earning assets as loan and securities repayments exceeded loan originations and securities purchased. The Company reduced its total assets during 2008 in order to improve its regulatory capital levels in response to the difficult economic environment. The increase in cash flows from investing activities during 2007 compared to 2006 was primarily due to a decline in net loan originations and decreased purchases of property and equipment.

The decrease in cash flows from financing activities during 2008 compared to 2007 resulted from the prepayments of FHLB advances. The prepayments were accompanied by a decline in interest earning assets. The decrease in cash flows from financing activities during 2007 compared to 2006 primarily resulted from net repayments of FHLB advances as well as the purchase and retirement of the Company’s Class A Common Stock.

Contractual Obligations and Off Balance Sheet Arrangements — As of March 31, 2009 (in thousands):

	Payments Due by Period(2)
		Less Than			After 5
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	Years

Time deposits	$1,293,215	1,227,244	52,357	13,614	—
Long-term debt	320,341	—	22,000	822	297,519
Advances from FHLB(1)	817,000	725,000	92,000	—	—
Operating lease obligations held for sublease	30,466	1,230	3,636	2,408	23,192
Operating lease obligations held for use	72,196	7,523	17,195	7,595	39,883
Pension obligation	17,340	1,269	2,995	3,229	9,847
Other obligations	12,800	—	4,800	6,400	1,600

Total contractual cash obligations	$2,563,358	1,962,266	194,983	34,068	372,041

(1)	Payments due by period are based on contractual maturities

(2)	The above table excludes interest payments on interest bearing liabilities

Off Balance Sheet Arrangements, Contractual Obligations and Loan Commitments — As of December 31, 2008

The table below summarizes the Company’s loan commitments at December 31, 2008 (in thousands):

	Amount of Commitment Expiration per Period
	Total
	Amounts	Less Than			After 5
Commercial Commitments	Committed	1 Year	1-3 Years	4-5 Years	Years

Lines of credit	$501,431	70,642	—	—	430,789
Standby letters of credit	20,558	20,558	—	—	—
Other commercial commitments	41,368	41,368	—	—	—

Total commercial commitments	$563,357	132,568	—	—	430,789

Lines of credit are primarily revolving lines to home equity and business loan customers. The business loans usually expire in less than one year and the home equity lines generally expire in 15 years.

Standby letters of credit are conditional commitments issued by BankAtlantic to guarantee the performance of a customer to a third party. BankAtlantic standby letters of credit are generally issued to customers in the construction industry guaranteeing project performance. These types of standby letters of credit had a maximum exposure of $14.1 million at December 31, 2008. BankAtlantic also issues standby letters of credit to commercial lending customers guaranteeing the payment of goods and services. These types of standby letters of credit had a maximum exposure of $6.4 million at December 31, 2008. Those guarantees are primarily issued to support public and private borrowing arrangements and have maturities of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. BankAtlantic may hold certificates of deposit and residential and commercial real estate liens as collateral for such commitments, similar to other types of borrowings.

Other commercial commitments are agreements to lend funds to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. BankAtlantic evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral required by BankAtlantic in connection with an extension of credit is based on management’s credit evaluation of the counter-party.

At December 31, 2008, the Company did not have off balance sheet arrangements that would have a material effect on the Company’s consolidated financial statements.

The table below summarizes the Company’s contractual obligations at December 31, 2008 (in thousands):

	Payments Due by Period(2)
		Less Than			After 5
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	Years

Time deposits	$1,338,176	1,229,144	65,640	43,377	15
Long-term debt	317,059	—	22,000	864	294,195
Advances from FHLB(1)	967,028	565,000	402,028	—	—
Operating lease obligations held for sublease	30,729	1,241	3,657	2,403	23,428
Operating lease obligations held for use	74,369	7,983	11,635	9,562	45,189
Pension obligation	17,340	1,269	2,995	3,229	9,847
Other obligations	20,056	2,956	5,900	6,400	4,800

Total contractual cash obligations	$2,764,757	1,807,593	513,855	65,835	377,474

(1)	Payments due by period are based on contractual maturities

(2)	The above table excludes interest payments on interest bearing liabilities

Long-term debt primarily consists of the junior subordinated debentures issued by the Company as well as BankAtlantic’s subordinated debentures and mortgage backed bonds.

Operating lease obligations held for sublease represent minimum future lease payments on executed leases that the Company intends to sublease or terminate. These lease agreements were primarily initiated in connection with BankAtlantic’s store expansion program.

Operating lease obligations held for use represent minimum future lease payments in which the Company is the lessee for real estate and equipment leases.

The pension obligation represents the accumulated benefit obligation of the Company’s defined benefit plan at December 31, 2008. The payments represent the estimated benefit payments through 2018, the majority of which will be funded through plan assets. The table does not include estimated benefit payments after 2018. The actuarial present value of the projected accumulated benefit obligation was $31.2 million at December 31, 2008. The plan was underfunded by $13.2 million as of December 31, 2008. The Company is required to fund plan deficits over a seven year period which would include a contribution of $1.6 million to the pension plan for the year ended December 31, 2009. The Company’s future cash contribution may increase or decrease depending on the performance of the plan assets and the increase or decrease of the projected benefit obligation in subsequent periods.

Other obligations are primarily legally binding agreements with vendors for advertising, marketing and sponsorship services.

Pursuant to the agreement for the sale of Ryan Beck to Stifel, the Company agreed to indemnify Stifel and its affiliates against third party claims attributable to the conduct or activities of Ryan Beck prior to the merger. This indemnification is subject to specified thresholds and time periods and to a cap of $20 million. The Company also agreed to indemnify Stifel against federal tax liabilities and claims relating to the ownership interests in Ryan Beck.

BankAtlantic has terminated various operating leases originally executed for store expansion or back-office facilities. In certain lease terminations the landlord consents to the assignment of the lease to a third party; however, BankAtlantic remains secondarily liable for the lease obligation. As of December 31, 2008 BankAtlantic was secondarily liable for $11.9 million of lease payments. BankAtlantic uses the same credit policies in assigning these leases to third parties as it does in originating loans.

During the fourth quarter of 2006, BankAtlantic initiated an investment strategy including the purchase of agency securities with a call option written on the purchased agency securities. When utilizing this strategy, BankAtlantic is subject to the off-balance sheet risk of foregoing the appreciation on the agency securities in exchange for the option premium and the potential of owning out-of-the-money agency securities if interest rates rise. No call option contracts were outstanding as of December 31, 2008.

Critical Accounting Policies

Management views critical accounting policies as accounting policies that are important to the understanding of our financial statements and also involve estimates and judgments about inherently uncertain matters. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of financial condition and assumptions that affect the recognition of income and expenses on the consolidated statements of operations for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in subsequent periods relate to the determination of the allowance for loan losses, evaluation of goodwill and other intangible assets for impairment, the valuation of securities as well as the determination of other-than-temporary declines in value, the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans, the amount of the deferred tax asset valuation allowance, accounting for uncertain tax positions, accounting for contingencies, and assumptions used in the valuation of stock based compensation.

The four accounting policies that we have identified as critical accounting policies are: (i) allowance for loan losses; (ii) valuation of securities as well as the determination of other-than-temporary declines in value; (iii) impairment of goodwill and other long-lived assets; and (iv) the accounting for deferred tax asset valuation allowance. We have discussed the critical accounting estimates outlined below with our audit committee of our board of directors, and the audit committee has reviewed our disclosure. See note 1 to the notes to our consolidated financial statements for a detailed discussion of our significant accounting policies.

Allowance for loan losses

The allowance for loan losses is maintained at an amount that we believe to be adequate to absorb probable losses inherent in our loan portfolio. We have developed policies and procedures for evaluating our allowance for loan losses which consider all information available to us. However, we must rely on estimates and judgments regarding issues where the outcome is unknown. As a consequence, if circumstances differ from our estimates and judgments the allowance for loan losses may decrease or increase significantly.

The calculation of our allowance for loan losses consists of two components. The first component requires us to identify impaired loans based on management classification and, if necessary, assign a valuation allowance to the impaired loans. Valuation allowances are established using management estimates of the fair value of collateral or based on valuation models that present value estimated expected future cash flows discounted at the loans effective interest rate. These valuations are based on available information and require estimates and subjective judgments about fair values of the collateral or expected future cash flows. Most of our loans do not have an observable market price and an estimate of the collection of contractual cash flows is based on the judgment of management. It is likely that we would obtain materially different results if different assumptions or conditions were to prevail. As a consequence of the estimates and assumptions required to calculate the first component of our allowance for loan losses, a change in these highly uncertain estimates could have a materially favorable or unfavorable impact on our financial condition and results of operations.

The second component of the allowance for loan losses requires us to group loans that have similar credit risk characteristics so as to form a basis for estimating probable losses inherent in the group of loans based on historical loss percentages and delinquency trends as it relates to the group. Management assigns a quantitative allowance to these groups of loans by utilizing historical loss experiences. Management also assigns a qualitative allowance to these groups of loans in order to adjust the historical data for qualitative factors that exist currently that were not present in the historical data. These qualitative factors include delinquency trends, loan classification migration trends, economic and business conditions, concentration of credit risk, loan-to-value ratios, problem loan trends and external factors. In deriving the qualitative allowance management uses significant judgment to qualitatively adjust the historical loss experiences for current trends that existed at period end that were not reflected in the calculated historical loss ratios and to adjust the allowance for the changes in the current economic climate compared to the economic environment that existed historically. A subsequent change in data trends or the external environment may result in material changes in this component of the allowance from period to period.

Management believes that the allowance for loan losses reflects a reasonable estimate of incurred credit losses as of the statement of financial condition date. As of December 31, 2008, our allowance for loan losses was $137.3 million. See “Provision for Loan Losses” for a discussion of the amounts of our allowance assigned to each loan product. The estimated allowance, which was derived from the above methodology, may be significantly different from actual realized losses. Actual losses incurred in the future are highly dependent upon future events, including the economies of geographic areas in which we hold loans, especially in Florida. These factors are beyond management’s control. Accordingly, there is no assurance that we will not incur credit losses far in excess of the amounts estimated by our allowance for loan losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance based on their judgments and information available to them at the time of their examination.

We analyze our loan portfolio by monitoring the loan mix, credit quality, loan-to-value ratios, historical trends and economic conditions quarterly. As a consequence, our allowance for loan losses estimates will change from period to period. A portion of the change in our loan loss estimates during the four year period ended December 31, 2006 resulted from changes in credit policies which focused our loan production on collateral based loans and the discontinuation of certain loan products. We believe that these changes reduced our allowance for loan losses as measured by the decline in our allowance to loan losses to total loans from 1.38% at December 31, 2002 to 0.94% at December 31, 2006. During this period real estate markets experienced significant price increases accompanied by an abundance of available mortgage financing. We believe that these external factors favorably impacted our provision for loan losses and allowance for loan losses through this four year period. During the years ended December 31, 2007 and 2008 the residential real estate market and general economic conditions, both nationally and in Florida, rapidly deteriorated with significant reductions in the sales prices and volume of residential real estate sold. These rapidly deteriorating real estate market conditions and adverse economic conditions resulted in a significant increase in our ratio of allowance for loan losses to total loans from 0.94% at December 31, 2006 to 2.87% at December 31, 2008. We believe that our earnings in subsequent periods will be highly sensitive to changes in the Florida real estate market as well as the length of the current recession, availability of mortgage financing and the severity of unemployment in Florida. If the current negative real estate and economic conditions continue or deteriorate further we are likely to experience significantly increased credit losses.

Valuation of investment securities

We record our securities available for sale and derivative instruments in our statement of financial condition at fair value. We also disclose fair value estimates in our statement of financial condition for investment securities at cost. We generally use market and income approach valuation techniques and a fair value hierarchy to prioritize the inputs used in valuation techniques. Our policy is to use quoted market prices (Level 1 inputs) when available. However quoted market prices are not available for our mortgage-backed securities, REMIC’s, other securities and certain equity securities requiring us to use Level 2 and Level 3 inputs. The classification of assumptions as Level 2 or Level 3 inputs is based on judgment and the classification of the inputs could change based on the availability of observable market data.

We subscribe to a third-party service to assist us in determining the fair value of our mortgage-backed securities and real estate mortgage conduits. The estimated fair value of these securities at December 31, 2008 was $699.2 million. We use matrix pricing to value these securities as identical securities that we own are not traded on active markets. Matrix pricing computes the fair value of mortgage-backed securities and real estate mortgage conduits based on the coupon rate, maturity date and estimates of future prepayment rates obtained from trades of securities with similar characteristic and from market data obtained from brokers. We consider the above inputs Level 2. The valuations obtained from the matrix pricing are not actual transactions and may not reflect the actual amount that would be realized upon sale. While the interest rate and prepayment assumptions used in the matrix pricing are representative of assumptions that we believe market participants would use in valuing these securities, different assumptions may result in significantly different results. Additionally, current observable data may not be available in subsequent periods resulting in us obtaining level 3 inputs to value these securities. The mortgage-backed and REMIC securities that we own are government agency guaranteed with minimal credit risk. These securities are of high credit quality and we believe can be liquidated in the near future; however, the price obtained upon sale could be higher or lower than the fair value obtained through matrix pricing. In light of the current volatility and uncertainty in credit markets, it is difficult to estimate with accuracy the price that we could obtain for these securities and the time that it could take to sell them in an orderly transaction.

Included in our statement of financial condition in securities available for sale as of December 31, 2008 was $1.8 million of equity and debt securities that lack market liquidity and trade in inactive markets. These securities are fair valued through the use of non-binding broker quotes (Level 3 inputs). As these quotes are non-binding and not actual transactions, the values we have obtained may not reflect the actual amount that would be realized upon sale. No current market exists for these securities and the liquidation of these securities is subject to significant uncertainty.

We disclosed the estimated fair value of our private investment securities at $2.5 million in our statement of financial condition. These securities represent investments in limited partnerships that invest in equity securities based on proprietary investment strategies or private placements. The majority of the underlying equity securities investments of the limited partnerships are publicly traded. The fair value of these investments in our statement of financial condition was obtained from the general partner or management of the private placements (Level 3). These investments do not have readily determinable fair values and the fair values calculated by us do not represent actual transactions. Amounts realized upon the sale of our interest in these investments may be higher or lower than the amounts disclosed. No current market exists for these securities and the liquidation of these securities is subject to significant uncertainty.

Other-than-Temporary Impairment of Securities

We perform an evaluation on a quarterly basis to determine if any of our securities are other-than-temporarily impaired. In making this determination, we consider the extent and duration of the impairment, the nature and financial condition of the issuer and our ability and intent to hold securities for a period sufficient to allow for any anticipated recovery in market value. If a security is determined to be other-than-temporarily impaired, we record an impairment loss as a charge to income for the period in which the impairment loss is determined to exist, resulting in a reduction to our earnings for that period. The value of the Company’s investment in private equity securities has significantly declined during the year ended December 31, 2008. As a consequence of our quarterly evaluation, we recognized a $4.5 million permanent impairment associated with these securities. The evaluation of other-than-temporary impairment of securities requires significant management judgment on the financial condition of the issuer and the ability of the issuer to recover the impairment. As of December 31, 2008 the Company had $32.2 million of impaired securities with an unrealized loss of $1.0 million. We concluded the unrealized loss was temporary due to what we believe to be the high credit quality of these agency securities and our intent and ability to hold these securities beyond the period of time when we believe the impairment would be recovered. However, in light of the current challenging economic and credit conditions, there is no assurance that future events will not cause us to change this conclusion or that the impairment would be recovered.

Impairment of Goodwill and Long Lived Assets

We test goodwill for impairment annually or when events or circumstances occur that my result in goodwill impairment during interim periods. The test requires us to determine the fair value of our reporting units and compare the reporting units’ fair value to its carrying value. The Company’s reporting units are comprised of Community Banking, Commercial Lending, Tax Certificate Operations, Capital Services and Investment Operations. The fair values of the reporting units are estimated using discounted cash flow present value valuation models and market multiple techniques.

While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. These fair value estimates require a significant amount of judgment. If the fair value of a reporting unit is below the carrying amount a second step of the goodwill impairment test is performed. This second step requires us to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. There is no active market for many of the Company’s assets requiring management to derive the fair value of the majority of these assets using net present value models. As a consequence, management estimates rely on assumptions and judgments regarding issues where the outcome is unknown and as a result actual results or values may differ significantly from these estimates. Additionally, declines in the market capitalization of the Company’s common stock affect the aggregate fair value of the reporting units. Changes in management’s valuation of its reporting units and the underlying assets as well as declines in the Company’s market capitalization may affect future earnings through the recognition of additional goodwill impairment charges of up to $22.2 million.

During the year ended December 31, 2008 we recognized goodwill impairment charges of $48.3 million. As of December 31, 2008 our goodwill was $22.2 million.

In determining the fair value of the reporting units, the Company used a combination of the discounted cash flow techniques and market multiple methodologies. These methods require assumptions for expected cash flows, discount rates, and comparable financial institutions to determine market multiples. The aggregate fair value of all reporting units derived from the above valuation techniques was compared to the Company’s market capitalization adjusted for a control premium in order to determine the reasonableness of the financial model output. A control premium represents the value an investor would pay above minority interest transaction prices in order to obtain a controlling interest in the respective company. The values separately derived from each valuation technique (i.e., discounted cash flow and market multiples) were used to develop an overall estimate of a reporting unit’s fair value. Different weighting of the various fair value techniques could result in a higher or lower fair value. Judgment is applied in determining the weightings that are most representative of fair value. The Company used financial projections over a period of time considered necessary to achieve a steady state of cash flows for each reporting unit. The primary assumptions in the projections were anticipated loan and deposit growth, interest rates and revenue growth. The discount rates were estimated based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, beta, and unsystematic risk and size premium adjustments specific to a particular reporting unit. The estimated fair value of a reporting unit is highly sensitive to changes in the discount rate and terminal value assumptions. Minor changes in these assumptions could impact significantly the fair value assigned to a reporting unit. Future potential changes in these assumptions may impact the estimated fair value of a reporting unit and cause the fair value of the reporting unit to be below its carrying value.

When the estimated fair value of a reporting unit is below the carrying value, goodwill may be impaired. In those situations step-two of the goodwill impairment evaluation is performed which involves calculating the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as it is determined in a business combination. The fair value of the reporting unit’s assets and liabilities, including previously unrecognized intangible assets, is individually determined. The excess fair value of the reporting unit over the fair value of the reporting unit’s net assets is the implied goodwill. Significant judgment and estimates are involved in estimating the fair value of the assets and liabilities of the reporting unit.

The value of the implied goodwill is highly sensitive to the estimated fair value of the reporting unit’s net assets. The fair value of the reporting unit’s net assets is estimated using a variety of valuation techniques including the following:

•	recent data observed in the market, including similar assets,

•	cash flow modeling based on projected cash flows and market discount rates, and

•	estimated fair value of the underlying loan collateral.

The estimated fair values reflect the Company’s assumptions regarding how a market participant would value the net assets and includes appropriate credit, liquidity, and market risk premiums that are indicative of the current environment. Currently, estimated liquidity and market risk premiums on certain loan categories ranged from 3% to 25%; however, those values are not actual transactions and may not reflect the actual amount that would be realized upon sale. If the implied fair value of the goodwill for the reporting unit exceeds the carrying value of the goodwill for the respective reporting unit, no goodwill impairment is recorded. Changes in the estimated fair value of the individual assets and liabilities may result in a different amount of implied goodwill, and the amount of goodwill impairment, if any. Future changes in the fair value of the reporting unit’s net assets may result in future goodwill impairment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When testing a long-lived asset for recoverability, it may be necessary to review estimated lives and adjust the depreciation period. Changes in circumstances and the estimates of future cash flows as well as evaluating estimated lives of long-lived assets are subjective and involve a significant amount of judgment. A change in the estimated life of a long-lived asset may substantially increase depreciation and amortization expense in subsequent periods. For purposes of recognition and measurement of an impairment loss, we are required to group long-lived assets at the lowest level for which identifiable cash flows are independent of other assets. These cash flows are based on projections from management reports which are based on subjective interdepartmental allocations. Fair values are not available for many of our long-lived assets, and estimates must be based on available information, including prices of similar assets and present value valuation techniques using level 3 unobservable inputs. Long-lived assets subject to the above impairment analysis included property and equipment, internal-use software, real estate held for development and sale and real estate owned.

During the year ended December 31, 2008, we halted our store expansion program, consolidated back-office facilities, terminated or subleased certain operating lease contracts and reduced our store operating hours. As a consequence, we recognized an impairment charge of $7.4 million. A portion of the impairment charge is based on the fair value of real estate, equipment and unfavorable contracts. These fair value amounts were based on market-based estimates and net present value models. These estimates and assumptions are highly subjective and based on significant management estimates. The amount ultimately realized upon the sale of these properties or the termination of these unfavorable contracts may be significantly different than the recorded amounts. The assumptions used are representative of assumptions that we believe market participants would use in fair valuing these assets or lease contracts, while different assumptions may result in significantly different results.

Accounting for Deferred Tax Asset Valuation Allowance

The Company reviews the carrying amount of its deferred tax assets quarterly to determine if the establishment of a valuation allowance is necessary. If, based on the available evidence, it is more-likely-than-not that all or a portion of the Company’s deferred tax assets will not be realized, a deferred tax valuation allowance would be established. Consideration is given to all positive and negative evidence related to the realization of the deferred tax assets.

In evaluating the available evidence, management considered historical financial performance, expectation of future earnings, length of statutory carry forward periods, experience with operating loss and tax credit carry forwards not expiring unused, tax planning strategies and timing of reversals of temporary differences. Significant judgment is required in assessing future earnings trends and the timing of reversals of temporary differences. The Company’s evaluation is based on current tax laws as well as management’s expectations of future performance based on its strategic initiatives. Changes in existing tax laws and future results differing from expectations may result in significant changes in the deferred tax assets valuation allowance.

Based on our evaluation as of December 31, 2008, a net deferred tax asset valuation allowance was established for the entire amount of the Company’s net deferred tax assets as the realization of these assets did not meet the more-likely-than-not criteria of statement of financial accounting standard No. 109. During the fourth quarter of 2008, market conditions in the financial services industry significantly deteriorated with the bankruptcies and government bail-outs of large financial services entities. This market turmoil led to a tightening of credit, lack of consumer confidence, increased market volatility and widespread reduction in business activity. These economic conditions adversely effected BankAtlantic’s profitable lines of business and it does not appear that these challenging market conditions are likely to improve in the foreseeable future. As a consequence of the worsening economic conditions during the fourth quarter of 2008, it appeared more-likely-than-not that the Company would not realize its deferred tax assets resulting in a deferred tax asset valuation allowance for the entire amount of the Company’s net deferred tax assets. However, significant judgment is required in evaluating the positive and negative evidence for the establishment of the deferred tax asset valuation allowance, and if future events differ from expectations or if there are changes in the tax laws, a substantial portion or the entire deferred tax asset benefit may be realized in the future. The Company’s net deferred tax assets can be carried forward for 20 years and applied to offset future taxable income.

Dividends

In February 2009, the Company elected to exercise its right to defer payments of interest on its trust preferred junior subordinated debt. During the deferral period, the Company is not permitted to pay dividends to its common shareholders. The Company can end the deferral period at any time by paying all accrued and unpaid interest. Further, the availability of funds for dividend payments generally depends upon BankAtlantic’s ability to pay cash dividends to the Company. Current regulations applicable to the payment of cash dividends by savings institutions impose limits on capital distributions based on an institution’s regulatory capital levels, retained net income and net income. The Company does not expect to receive cash dividends from BankAtlantic during 2009, and possibly longer.

Real Estate Development

The Real Estate Development activities of BFC are comprised of the operations of Woodbridge and its subsidiaries. See the section of this joint proxy statement/prospectus below entitled “Woodbridge’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

INFORMATION ABOUT WOODBRIDGE

Certain of the information contained within this “Information About Woodbridge” section has been derived or excerpted from Woodbridge’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 19, 2009, Amendment No. 1 to Woodbridge’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on April 30, 2009, and Woodridge’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009. Unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Woodbridge” within this “Information About Woodbridge” section refer to Woodbridge Holdings Corporation and its consolidated subsidiaries.

BUSINESS

General Description of Business

Woodbridge, directly and through its wholly owned subsidiaries, historically has been a real estate development company with activities in the Southeastern United States. We were organized in December 1982 under the laws of the State of Florida. Historically, our operations were primarily within the real estate industry; however, our recent business strategy has included the pursuit of investments and acquisitions within or outside of the real estate industry, as well as the continued development of master-planned communities. Under this business model, we likely will not generate a consistent earnings stream and the composition of our revenues may vary widely due to factors inherent in a particular investment, including the maturity and cyclical nature of, and market conditions relating to, the business invested in. Net investment gains and other income will be based primarily on the success of our investments as well as overall market conditions.

Business Segments

In 2008, Woodbridge engaged in business activities through the Land Division, consisting of the operations of Core Communities, which develops master-planned communities, and through the Other Operations segment (“Other Operations”), which includes the parent company operations of Woodbridge (the “Parent Company”), the consolidated operations of Pizza Fusion, the consolidated operations of Carolina Oak Homes, LLC (“Carolina Oak”), which engaged in homebuilding in South Carolina prior to the suspension of those activities during the fourth quarter of 2008, and other activities through Cypress Creek Capital Holdings, LLC (“Cypress Creek Capital”) and Snapper Creek Equity Management, LLC (“Snapper Creek”). An equity investment in Bluegreen and an investment in Office Depot are also included in the Other Operations segment.

Until November 9, 2007, the Company also engaged in homebuilding activities through Levitt and Sons, LLC (“Levitt and Sons”) and reported results of operations through two additional reporting segments, Primary Homebuilding and Tennessee Homebuilding. On November 9, 2007, Levitt and Sons filed a voluntary bankruptcy petition and, accordingly, the Company deconsolidated Levitt and Sons as of that date. As a result of the deconsolidation of Levitt and Sons, the results of operations of the Primary Homebuilding segment, with the exception of Carolina Oak, and Tennessee Homebuilding segments were only included as separate segments through November 9, 2007, the date of Woodbridge’s deconsolidation of Levitt and Sons (see Note 24 to our audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus for financial information of Levitt and Sons). The presentation and allocation of the assets, liabilities and results of operations of each segment may not reflect the actual economic costs of the segment as a stand-alone business. If a different basis of allocation were utilized, the relative contributions of the segment might differ but, in management’s view, the relative trends in segments would not likely be impacted.

Land Division

Core Communities was founded in May 1996 to develop a master — planned community in Port St. Lucie, Florida now known as St. Lucie West. Historically, its activities focused on the development of a master-planned community in Port St. Lucie, Florida called Tradition, Florida and a community outside of Hardeeville, South Carolina called Tradition Hilton Head. Tradition, Florida has been in active development for several years, while Tradition Hilton Head is in the early stage of development. As a master-planned community developer, Core Communities engages in four primary activities: (i) the acquisition of large tracts of raw land; (ii) planning, entitlement and infrastructure development; (iii) the sale of entitled land and/or developed lots to homebuilders and commercial, industrial and institutional end-users; and (iv) the development and leasing of commercial space to commercial, industrial and institutional end-users.

St. Lucie West is a 4,600 acre master-planned community located in St. Lucie County, Florida. It is bordered by Interstate 95 to the west and Florida’s Turnpike to the east. The community blends residential, commercial and industrial developments where residents have access to commerce, recreation, entertainment, religious, and educational facilities all within the community. St. Lucie West is completely sold out and substantially built out. There are more than 6,000 homes in St. Lucie West housing nearly 15,000 residents.

Tradition, Florida encompasses more than 8,200 total acres and is planned to include a 4.5-mile long employment corridor along I-95, educational and health care facilities, commercial properties, residential developments and other uses in a series of mixed-use parcels. As part of the employment corridor, a 120-acre research park is being marketed as the Florida Center for Innovation at Tradition (“FCI”), within which the Torrey Pines Institute for Molecular Studies (TPIMS) has built its new headquarters. FCI is planned to consist of just under two million square feet of research and development space, a 300 bed Martin Memorial Health Systems hospital, a 27-acre lake with a 1-mile fitness trail and recreational amenities, state-of-the-art fiber optic cabling, underground electrical power and proximity to high-quality housing, restaurants, hotels and shopping. Mann Research Center also purchased a 22.4 acre parcel within the FCI on which it intends to build a 400,000-square-foot life sciences complex. Oregon Health & Science University’s Vaccine and Gene Therapy Institute also announced plans to locate a 120,000-square-foot facility within FCI. Special assessment bonds are being utilized to provide financing for certain infrastructure developments.

Tradition Hilton Head encompasses almost 5,400 total acres and is currently entitled for up to 9,500 residential units and 1.5 million square feet of commercial space, in addition to recreational areas, educational facilities and emergency services.

Our Land Division recorded $11.3 million in sales in 2008 compared to $16.6 million in 2007 as demand for residential and commercial inventory in Florida remained slow. The overall slowdown in the real estate markets and disruptions in credit markets continue to have a negative effect on demand for residential land in our Land Division which historically was partially mitigated by increased commercial leasing revenue. Traffic at the Tradition, Florida information center remains slow, reflecting the overall state of the Florida real estate market. In response to these market conditions, the Land Division has concentrated on commercial property. In addition to sales of parcels to developers, the Land Division plans to continue to internally develop certain projects for leasing to third parties subject to market demand. Core generated higher revenues in 2008 compared to 2007 due to increased rental income associated with the leasing of certain commercial properties and increased revenues relating to irrigation services provided to homebuilders, commercial users, and the residents of Tradition, Florida. Retailers at Tradition, Florida include nationally branded retail stores such as Target, Babies R Us, Bed, Bath and Beyond, Office Max, The Sports Authority, TJ Maxx, Petsmart, LA Fitness and Old Navy.

Our Land Division’s land in development and relevant data as of December 31, 2008 were as follows:

					Non-		Third
	Date	Acres	Closed	Current	Saleable	Saleable	Acres	Acres
	Acquired	Acquired	Acres(a)	Inventory	Acres(b)	Acres(b)	Backlog	Available

Currently in Development
Tradition, Florida	1998 — 2004	8,246	1,831	6,415	2,583	3,832	—	3,832
Tradition Hilton Head	2005	5,390	166	5,224	2,417	2,807	10	2,797

Total Currently in Development		13,636	1,997	11,639	5,000	6,639	10	6,629

(a)	Closed acres for Tradition Hilton Head include 150 acres owned by Carolina Oak, a wholly owned subsidiary of Woodbridge. The revenue from this sale was eliminated in consolidation.

(b)	Actual saleable and non-saleable acres may vary over time due to changes in zoning, project design, or other factors. Non-saleable acres include, but are not limited to, areas set aside for roads, parks, schools, utilities, wetlands and other public purposes.

Other Operations

Other Operations consist of the operations of our Parent Company, Carolina Oak, and Pizza Fusion, other activities through Cypress Creek Capital and Snapper Creek, our equity investment in Bluegreen and an investment in Office Depot.

Investment in Bluegreen Corporation

We own approximately 9.5 million shares of the outstanding common stock of Bluegreen, which represents approximately 31% of that company’s issued and outstanding common stock. Bluegreen is a leading provider of vacation and residential lifestyle choices through its resorts and residential community businesses. Bluegreen is organized into two divisions: Bluegreen Resorts and Bluegreen Communities.

Bluegreen Resorts acquires, develops and markets vacation ownership interests (“VOIs”) in resorts generally located in popular high-volume, “drive-to” vacation destinations. Bluegreen Communities acquires, develops and subdivides property and markets residential land homesites, the majority of which are sold directly to retail customers who seek to build a home in a high quality residential setting, in some cases on properties featuring a golf course and related amenities.

Bluegreen also generates significant interest income through its financing of individual purchasers of VOIs and, to a nominal extent, homesites sold by its Bluegreen Communities division.

During 2008, we began evaluating our investment in Bluegreen for other-than-temporary impairment in accordance with Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) FAS 115-1/FAS 124-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1/FAS 124-1”), Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, (“APB No. 18”) and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 59 (“SAB No. 59”) as the fair value of the Bluegreen stock had fallen below the carrying value of our investment in Bluegreen of approximately $12 per share. We analyzed various quantitative and qualitative factors including our intent and ability to hold the investment, the severity and duration of the impairment and the prospects for the improvement of fair value. On July 21, 2008, Bluegreen’s Board of Directors entered into a non-binding letter of intent for the sale of Bluegreen’s outstanding common stock for $15 per share to a third party, with a due diligence and exclusivity period through September 15, 2008. This due diligence and exclusivity period was subsequently extended through November 15, 2008. In October 2008, Bluegreen disclosed that the third party buyer had been unable to obtain the financing necessary to execute a sale transaction, therefore, no assurances could be provided that a sale would be completed. As of December 31, 2008, the exclusivity period had expired and Bluegreen was not able to consummate a sale.

At September 30, 2008, our investment in Bluegreen was $119.4 million compared to the $65.8 million trading value (calculated based upon the $6.91 closing price of Bluegreen’s common stock on the New York Stock Exchange on September 30, 2008). We determined that our investment in Bluegreen was other-than-temporarily impaired due to the severity of the decline in the fair value of the investment, the probability that a sale could not be executed by Bluegreen, and due to the deterioration of the debt and equity markets in the third quarter of 2008. Therefore, we recorded an impairment charge of $53.6 million, adjusting the carrying value of our investment in Bluegreen to $65.8 million at September 30, 2008. Additionally, after further evaluation of our investment in Bluegreen as of December 31, 2008, based on, among other things, the continued decline of Bluegreen’s common stock price and the continued deterioration of the equity markets, we determined that an additional impairment of the investment in Bluegreen was appropriate. Accordingly, we recorded a $40.8 million impairment charge (calculated based upon the $3.13 closing price of Bluegreen’s common stock on the New York Stock Exchange on December 31, 2008) and adjusted the carrying value of our investment in Bluegreen to $29.8 million. On March 13, 2009, the closing price of Bluegreen’s common stock was $1.12 per share.

Bluegreen has announced that it is implementing strategic initiatives in order to conserve cash that will significantly reduce sales, eliminate certain marketing programs, and reduce capital spending and overhead by eliminating a significant number of employees, among other things. During the fourth quarter of 2008, Bluegreen recorded $15.6 million in restructuring charges in connection with the implementation of these initiatives and recorded an $8.5 million impairment charge related to its goodwill.

Investment in Office Depot

During March 2008, we, together with Woodbridge Equity Fund LLLP, a newly formed limited liability limited partnership wholly-owned by us, purchased 3,000,200 shares of Office Depot common stock, which represented approximately one percent of Office Depot’s outstanding stock. These Office Depot shares were acquired at an average price of $11.33 per share for an aggregate purchase price of approximately $34.0 million. During June 2008, we sold 1,565,200 shares of Office Depot common stock at an average price of $12.08 per share for an aggregate sales price of approximately $18.9 million.

During December 2008, we performed an impairment analysis of our remaining investment in Office Depot common stock in accordance with FSP FAS 115-1/FAS 124-1. As result of the impairment analysis, we concluded that based on deteriorating economic conditions which could negatively impact the future earning potential of Office Depot, the continued decline of the Office Depot stock price, the continued decline in the overall economy and credit markets and the unpredictability of the recovery of the Office Depot stock price, there was an other-than-temporary impairment associated with our investment in Office Depot. As a result, we recorded an other-than-temporary impairment charge of approximately $12.0 million representing the difference of the average cost value of $11.33 per share and the fair value of $2.98 per share as of December 31, 2008, which represented our new basis in this investment. On March 13, 2009, the closing price of Office Depot’s common stock on the New York Stock Exchange was $1.10 per share.

Acquisition of Pizza Fusion

Pizza Fusion is a restaurant franchise operating in a niche market within the quick service and organic food industries. Founded in 2006, Pizza Fusion was operating 16 locations in Florida and California through December 31, 2008 and entered into franchise agreements to open an additional 14 stores over 2009.

On September 18, 2008, our wholly-owned subsidiary, Woodbridge Equity Fund II LP, purchased for an aggregate of $3.0 million 2,608,696 shares of Series B Convertible Preferred Stock of Pizza Fusion, together with warrants to purchase up to an additional 1,500,000 shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. We also have options, exercisable on or prior to September 18, 2009, to purchase up to 521,740 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at a price of $1.15 per share and, upon exercise of such options, will receive warrants to purchase up to 300,000 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. The warrants have a 10 year term and are subject to earlier termination under certain circumstances.

We evaluated our investment in Pizza Fusion under FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN No. 46(R)”), and determined that Pizza Fusion is a Variable Interest Entity (“VIE”). Furthermore, we concluded that we are the primary beneficiary and as such, consolidated the financial statements of Pizza Fusion as of September 18, 2008. We will continue to review our primary beneficiary status for any potential changes in ownership or capital structure that may cause us to reconsider whether we should continue to consolidate the financial statements of Pizza Fusion. The financial statements of Pizza Fusion at December 31, 2008 were not material. See note 3 to our audited consolidated financial statements for further information.

Carolina Oak

In 2007, we acquired from Levitt and Sons all of the outstanding membership interests in Carolina Oak, a South Carolina limited liability company (formerly known as Levitt and Sons of Jasper County, LLC), for the following consideration: (i) assumption of the outstanding principal balance of a loan in the amount of

$34.1 million which is collateralized by a 150 acre parcel of land owned by Carolina Oak located in Tradition Hilton Head, (ii) execution of a promissory note in the amount of $400,000 to serve as a deposit under a purchase agreement between Carolina Oak and Core Communities of South Carolina, LLC and (iii) the assumption of specified payables in the amount of approximately $5.3 million.

During the fourth quarter of 2008, as a result of, among other things, a further deterioration in consumer confidence, an overall softening of demand for new homes, a decline in the overall economy, increasing unemployment, a deterioration in the credit markets, and the direct and indirect impact of the turmoil in the mortgage loan market, we made a decision to suspend Carolina Oak’s homebuilding activities until the residential housing market improves. Consequently, the purchase agreement between Carolina Oak and Core Communities of South Carolina was canceled and the $400,000 deposit was forfeited. Carolina Oak sold and delivered 8 units during 2008 and, as of December 31, 2008, had 6 completed unsold units. Carolina Oak has an additional 91 lots that are ready and available for home construction. The community was originally planned to consist of approximately 403 additional units. However, there can be no assurance as to when homebuilding activities in this community will be resumed.

At December 31, 2008, we reviewed Carolina Oak project’s inventory of real estate for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). The estimated fair market value of the project was determined based on an appraisal performed by an independent third party. The independent appraisal considered, among other things, general economic conditions, competition in the market where the community is located, alternative product offerings that may impact sales price, the number of homes that can be built on the site, and alternative uses for the property such as the possibility of a sale of the entire community to another builder or the sale of individual home sites. We assessed the fair value of the project based on the appraisal performed by a third party because we believe an independent appraisal is the best estimate in determining fair value under the current circumstances. As a result of the analysis, we recorded an impairment charge of $3.5 million in cost of sales for the year ended December 31, 2008, which is reflected in the Other Operations segment.

As previously reported, the results of operations and financial condition of Carolina Oak as of and for the years ended December 31, 2007 and 2006 were included in the Primary Homebuilding segment because its financial metrics were similar in nature to the other homebuilding projects within that segment. However, due to our acquisition of Carolina Oak and the deconsolidation of Levitt and Sons, which comprised our Primary and Tennessee Homebuilding segments, as of November 9, 2007, the results of operations and financial condition of Carolina Oak as of and for the year ended December 31, 2008 are included in the Other Operations segment.

Corporate Headquarters

Through May 2008, our 80,000 square foot office building served as our corporate office in Fort Lauderdale, Florida. We relocated our corporate headquarters to a smaller space at the BankAtlantic corporate offices pursuant to a sublease agreement with BFC. Our previous corporate headquarters building is currently 50% occupied by an unaffiliated third party pursuant to a lease which expires in 2010. We will continue to seek to lease the vacated space in our former corporate headquarters to third parties, including our affiliates, in 2009. We evaluated the former corporate headquarters office building for impairment in accordance with SFAS No. 144 and determined that the carrying value approximated fair value and, therefore, no impairment was deemed necessary.

Other Investments and Joint Ventures

In the past we have sought to mitigate the risks associated with certain real estate projects by entering into joint ventures.

We entered into an indemnity agreement in April 2004 with a joint venture partner at Altman Longleaf relating to, among other obligations, that partner’s guarantee of the joint venture’s indebtedness. Our liability under the indemnity agreement was limited to the amount of any distributions from the joint venture which exceeds our original capital and other contributions. Levitt Commercial, LLC, our wholly-owned subsidiary (“Levitt Commercial”) owned a 20% interest in Altman Longleaf, LLC, which owned a 20% interest in this joint venture. This joint venture developed a 298-unit apartment complex in Melbourne, Florida, with construction commencing in 2004 and ending in 2006. An affiliate of our joint venture partner was the general contractor. Our original capital contributions totaled approximately $585,000 and we have received approximately $1.2 million in distributions since 2004. In December 2008, our interest in the joint venture was sold and we received approximately $182,000 as a result of the sale and we were released from any potential obligation of indemnity which may have arisen in connection with the joint venture.

Levitt Commercial

In 2007, our Other Operations segment also consisted of Levitt Commercial, which was formed in 2001 to develop industrial, commercial, retail and residential properties. In 2007, Levitt Commercial ceased development activities after it sold all of its remaining units. Levitt Commercial’s revenues for the year ended December 31, 2007 amounted to $6.6 million which reflected the delivery of the remaining 17 flex warehouse units at its remaining development project.

Homebuilding Division

Acquired in December 1999, Levitt and Sons was a developer of single family homes and townhome communities for active adults and families in Florida, Georgia, Tennessee and South Carolina. Levitt and Sons operated in two reportable segments, Primary Homebuilding and Tennessee Homebuilding.

Increased inventory levels combined with weakened consumer demand for housing and tightened credit requirements has negatively affected sales, deliveries and margins throughout the homebuilding industry. In both the Primary Homebuilding and Tennessee Homebuilding segments, Levitt and Sons experienced decreased orders, decreased margins and increased cancellation rates on homes in backlog. Excess supply, particularly in previously strong markets like Florida, in combination with a reduction in demand resulting from tightened credit requirements and reductions in credit availability, as well as buyers’ fears about the direction of the market, exerted a continuous cycle of downward pricing pressure for residential homes.

On November 9, 2007 (the “Petition Date”), Levitt and Sons and substantially all of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Florida (the “Bankruptcy Court”). The Debtors commenced the Chapter 11 Cases in order to preserve the value of their assets and to facilitate an orderly wind-down of their businesses and disposition of their assets in a manner intended to maximize the recoveries of all constituents.

In connection with the filing of the Chapter 11 Cases, we deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations from our financial results of operations. As a result of the deconsolidation of Levitt and Sons, in accordance with Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements” (“ARB No. 51”), we recorded our interest in Levitt and Sons under the cost method of accounting. Under cost method accounting, income is recognized only to the extent of cash received in the future or when Levitt and Sons is legally released from its bankruptcy obligations through the approval of the Bankruptcy Court, at which time any recorded loss in excess of the investment in Levitt and Sons can be recognized into income. As of November 9, 2007, Woodbridge had a negative investment in Levitt and Sons of $123.0 million and there were outstanding advances due from Levitt and Sons of $67.8 million at Woodbridge resulting in a net negative investment of $55.2 million. Included in the negative investment was approximately $15.8 million associated with deferred revenue related to intra-segment sales between Levitt and Sons and Core Communities. During the fourth quarter of 2008, the Company identified approximately $2.3 million of deferred revenue on intercompany sales between Core and Carolina Oak that had been misclassified against the negative investment in Levitt and Sons. As a result, the Company recorded a $2.3 million reclassification between inventory of real estate and the loss in excess of investment in subsidiary in the consolidated statements of financial condition. As a result, as of December 31, 2008, the net negative investment was $52.9 million. During the pendency of the Chapter 11 Cases, we also incurred certain administrative costs in the amount of $1.6 million and $748,000 for the years ended December 31, 2008 and 2007, respectively, relating to certain services and benefits provided by us in favor of the Debtors. These costs included the cost of maintaining employee benefit plans, providing accounting services, human resources expenses, general liability and property insurance premiums, payroll processing expenses, licensing and third-party professional fees (collectively, the “Post Petition Services”).

As previously reported, the results of operations for the year ended December 31, 2007 included the results of operations for the Debtors through November 9, 2007, with the exception of Carolina Oak, which was included for the full year in 2007 as it was not part of the Chapter 11 Cases as discussed above.

Recent Developments

Bankruptcy of Levitt and Sons

On February 20, 2009, the Bankruptcy Court presiding over Levitt and Sons’ Chapter 11 bankruptcy case entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Official Committee of Unsecured Creditors. That order also approved the settlement pursuant to the settlement agreement we entered into on June 27, 2008. No appeal or rehearing of the court’s order was timely filed by any party, and the settlement was consummated on March 3, 2009, at which time, payment was made in accordance with the terms and conditions of the settlement agreement. Under cost method accounting, the cost of settlement and the related $52.9 million liability (less $500,000 which was determined as the settlement holdback and remained as an accrual pursuant to the settlement agreement) was recognized into income in the first quarter of 2009, resulting in a $40.4 million gain on settlement of investment in subsidiary.

Executive Compensation Program

On September 29, 2008, our Board of Directors approved the terms of incentive programs for certain of our employees including certain of our named executive officers, pursuant to which a portion of their compensation will be based on the cash returns realized by us on our investments. The programs relate to the performance of existing investments and new investments designated by the Board (together, the “Investments”). All of our investments have been or will be held by individual limited partnerships or other legal entities established for such purpose. Participating executives and employees will have interests in the entities, which will be the basis of their incentives under the programs. Our named executive officers may have interests tied both to the performance of a particular investment as well as interests relating to the performance of the portfolio of investments as a whole.

Woodbridge, in its capacity as investor in the investment program, will be entitled to receive a return of its invested capital and a specified rate of return on its invested capital prior to our executive officers or employees being entitled to receive any portion of the realized profits (the share to which they may be entitled is referred to as the “Carried Interest”). For existing investments, the amount of invested capital was determined as of September 1, 2008, by our Board of Directors. Once we receive our priority return of our invested capital and the stated return (which accrues from September 1, 2008), we will also generally be entitled to additional amounts that provide it with (i) at least approximately 87% of the aggregate proceeds related to our status as an investor in excess of our invested capital in that investment, plus (ii) at least 35% of all other amounts earned from third parties with respect to that investment (i.e., income not related to our status as an investor, such as management fees charged to third parties). The remaining proceeds will be available under the incentive programs for distribution among those employees directly responsible for the relevant Investments and our executive officers. The compensation committee of our Board of Directors will determine the allocations to our named executive officers. These allocations are identified in advance for each of the executive officers. Although the compensation committee can alter these allocations on a prospective basis, the total amount payable to employees and officers cannot be changed. Management will determine the amounts to be allocated among the other employee participants. The incentive programs relating to both individual investments and the program established for the executive officers with respect to the overall performance of the portfolio of investments contain clawback obligations that are intended to reduce the risk that the participants will be distributed amounts under the programs prior to our receipt of at least a return of our invested capital and the stated return. To the extent that named executive officers participate in the performance of a particular investment, their clawback obligations nevertheless refer to the performance of the portfolio as a whole. The programs contemplate that the clawback obligations will be funded solely from holdback accounts established with respect to each participant. Amounts equal to a portion of Carried Interest distribution to such participant (initially 25% and which can be increased, when appropriate, to as high as 75%) will be deposited into holdback accounts or otherwise made available for our benefit. There are also general vesting and forfeiture provisions applicable to each participant’s right to receive any Carried Interest, the terms of which may vary by individual. Our Board of Directors believes that the above-described incentive plans appropriately align payments to participants with the performance of our investments.

The “Executive Incentive Plan” which sets forth the terms of the Carried Interests of certain executive officers in the performance of the overall investments of Woodbridge and the “Investment Programs” entered into to date which set forth the Carried Interests of employees and certain executive officers in the performance of particular individual investments are included as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Those documents (rather than the general descriptions contained herein) embody the legally binding terms of the incentive arrangements, which were executed on March 13, 2009.

Acquisition of Pizza Fusion

On September 18, 2008, our wholly-owned subsidiary, Woodbridge Equity Fund II LP, purchased for an aggregate of $3.0 million 2,608,696 shares of Series B Convertible Preferred Stock of Pizza Fusion, together with warrants to purchase up to an additional 1,500,000 shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. See note 3 to our audited consolidated financial statements for further details regarding the acquisition of Pizza Fusion.

Reclassification of Discontinued Operations

In June 2007, Core Communities began soliciting bids from several potential buyers to purchase assets associated with two of Core’s commercial leasing projects (the “Projects”). As the criteria for assets held for sale had been met in accordance with SFAS No. 144, the assets were reclassified to assets held for sale and the liabilities related to those assets were reclassified to liabilities related to assets held for sale in prior periods. The results of operations for these assets were reclassified as discontinued operations in the third quarter of 2007 and we ceased recording depreciation expense on these Projects. During the fourth quarter of 2008, we determined that given the difficulty in predicting the timing or probability of a sale of these assets associated with the Projects as a result of, among other things, the economic downturn and disruptions in credit markets, the requirements of SFAS No. 144 necessary to classify these assets held for sale and to be included in discontinued operations were no longer met and management could not assert the Projects can be sold within a year. Therefore, the results of operations for these Projects were reclassified for the three years ending December 31, 2008 back into continuing operations in the consolidated statements of operations. In accordance with SFAS No. 144, we recorded a depreciation recapture of $3.2 million at December 31, 2008 to account for the depreciation not recorded while the assets were classified as discontinued operations. Total assets and liabilities related to the Projects were $92.7 million and $76.1 million, respectively, for the year ended December 31, 2008, and $96.2 million and 80.1 million, respectively, for the year ended December 31, 2007. In addition, total revenues related to the Projects for the years ended December 31, 2008, 2007 and 2006 were $8.7 million, $4.7 million and $1.8 million, respectively, while income (loss) related to the assets for the same periods in 2008, 2007 and 2006 was $6.0 million, $1.8 million and $(21,000), respectively.

Business Strategy

Our business strategy involves the following principal goals:

Continue to develop master-planned communities.  While The Land Division’s strategy has generally been focused on the development of its master-planned communities in Florida and South Carolina, current economic conditions have required that development activities be reduced to a minimum. As supply and demand for both commercial and residential development approach a more reasonable balance, Core will further evaluate its position to determine when it may be economically feasible to once again initiate more expansive development activities than currently exist. Nevertheless, Core continues to market parcels to homebuilders, and the Land Division continues to focus on its commercial operations through sales to developers and through its efforts to internally develop projects for leasing to third parties. A major component of Core’s long term strategy is the development of communities that will responsibly serve its residents and businesses. The overall goal of its developments is to facilitate a regional roadway network and establish model communities that will set an example for future development. Core has established a series of community design standards which have been incorporated into the overall planning effort of master-planned communities including: utilizing a mix of housing types, including single-family neighborhoods and a variety of higher density communities; and having a neighborhood Town Center, Community School parcels, a workplace environment and community parks. The intent is to establish well-planned, innovative communities that are sustainable for the long-term.

We view our commercial projects opportunistically and intend to periodically evaluate the short and long term benefits of retention or disposition. Margins on land sales and the many factors which impact the margin have and may continue to fall below historical levels given the current downturn in the real estate markets. Recent trends in home sales may require us to continue to hold our land inventory longer than originally projected. We intend to review each parcel ready for development to determine whether to market the parcel to third parties, to internally develop the parcel for leasing, or hold the parcel and determine later whether to pursue third party sales or internal development opportunities. Our decision will be based, in part, on the condition of the commercial real estate market and our evaluation of future prospects. Our land development activities in our master-planned communities offer a source of land for future homebuilding by others. Much of our master-planned community acreage is under varying development orders and is not immediately available for construction or sale to third parties at prices that maximize value. Third-party homebuilder sales remain an important part of our ongoing strategy to generate cash flow, maximize returns and diversify risk, as well as to create appropriate housing alternatives for different market segments in our master-planned communities.

Operate efficiently and effectively.  We raised a significant amount of capital in 2007 through a rights offering and have implemented significant reductions in workforce levels. We intend to continue our focus on aligning our staffing levels with business goals and current and anticipated future market conditions. We also intend to continue to focus on expense management initiatives throughout the organization.

Pursue investment opportunities.  We intend to pursue acquisitions and investments, using a combination of our cash and stock and third party equity and debt financing. These investments may be within or outside of the real estate industry and may also include investments with affiliated entities. We also intend to explore a variety of funding structures which might leverage or capitalize on our available cash and other assets currently owned by us. We may acquire entire businesses, or majority or minority, non-controlling interests in companies. Investing on this basis will present additional risks, including the risks inherent in the industries in which we invest and potential integration risks if we seek to integrate the acquired operations into our operations.

Seasonality

We have historically experienced volatility, but not necessarily seasonality, in our results of operations from quarter-to-quarter due to the nature of the real estate business. Historically, land sale revenues have been sporadic and have fluctuated dramatically. In addition, margins on land sales and the many factors which impact margins may remain below historical levels given the current downturn in the real estate markets where we own properties. We are focusing on maximizing our sales efforts with homebuilders at our master-planned communities. However, due to the uncertainty in the real estate market, we expect to continue to experience a high level of volatility in our Land Division and Other Operations segment.

Competition

The real estate development industry is highly competitive and fragmented. We compete with third parties in our efforts to sell land to homebuilders. We compete with other local, regional and national real estate companies and homebuilders, often within larger subdivisions designed, planned and developed by such competitors. Some of our competitors have greater financial, marketing, sales and other resources than we do.

In addition, there are relatively low barriers to entry into the real estate market. There are no required technologies that would preclude or inhibit competitors from entering our markets. Our competitors may independently develop land. A substantial portion of our operations are in Florida and South Carolina, and we expect to continue to face additional competition from new entrants into our markets.

Employees

As of December 31, 2008, we employed a total of 84 individuals, of which 55 were part of our Land Division and 29 were part of our Other Operations segment. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe our employee relations are satisfactory. In January 2009, as part of our continuing efforts to align our staffing levels with our current operations, 14 employees were terminated in our Land Division.

Additional Information

Our Internet website address is www.woodbridgeholdings.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge through our website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our Internet website and the information contained in or connected to our website are not incorporated into this joint proxy statement/prospectus.

Our website also includes printable versions of our Corporate Governance Guidelines, our Code of Business Conduct and Ethics and the charters for each of the Audit, Compensation and Nominating/Corporate Governance Committees of our Board of Directors.

PROPERTIES

Our principal and executive offices are located at the Corporate Headquarters of BankAtlantic, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Woodbridge utilizes space pursuant to a sublease agreement with BFC. We own an office building located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Two floors of this office building are currently leased to a third party and we will continue to seek to lease to third parties, including our affiliates, the remaining space available at this office building. Core Communities owns its executive office building in Port St. Lucie, Florida. We also have various month-to-month leases on the trailers we occupy in Tradition Hilton Head. In addition to our properties used for offices, we additionally own commercial space in Florida that is leased to third parties. Because of the nature of our real estate operations, significant amounts of property are held as inventory and property and equipment in the ordinary course of our business.

LEGAL PROCEEDINGS

In re: Levitt and Sons, LLC, et al., No. 07-19845-BKC-RBR, U.S. Bankruptcy Court Southern District of Florida

On November 9, 2007, the Debtors filed voluntary petitions for relief under the Chapter 11 Cases in the Bankruptcy Court. The Debtors commenced the Chapter 11 Cases in order to preserve the value of their assets and to facilitate an orderly wind-down of their businesses and disposition of their assets in a manner intended to maximize the recoveries of all constituents.

On November 27, 2007, the Office of the United States Trustee (the “U.S. Trustee), appointed an official committee of unsecured creditors in the Chapter 11 Cases (the “Creditors’ Committee”). On January 22, 2008,

the U.S. Trustee appointed a Joint Home Purchase Deposit Creditors Committee of Creditors Holding Unsecured Claims (the “Deposit Holders Committee”, and together with the Creditors Committee, the “Committees”) The Committees have a right to appear and be heard in the Chapter 11 Cases.

On November 27, 2007, the Bankruptcy Court granted the Debtors’ Motion for Authority to Incur Chapter 11 Administrative Expense Claim (“Chapter 11 Admin. Expense Motion”) thereby authorizing the Debtors to incur a post petition administrative expense claim in favor of Woodbridge for Post Petition Services. While the Bankruptcy Court approved the incurrence of the amounts as unsecured post petition administrative expense claims, the cash payments of such claims was subject to additional court approval. In addition to the unsecured administrative expense claims, we had pre-petition secured and unsecured claims against the Debtors. The Debtors scheduled the amounts due to us in the Chapter 11 Cases. Our unsecured pre-petition claims scheduled by Levitt and Sons were approximately $67.3 million and the secured pre-petition claim scheduled by Levitt and Sons is approximately $460,000. We also filed contingent claims with respect to any liability we may have arising out of disputed indemnification obligations under certain surety bonds. Lastly, we implemented an employee severance fund in favor of certain employees of the Debtors. Employees who received funds as part of this program as of December 31, 2008, which totaled approximately $3.9 million paid as of that date, have assigned their unsecured claims to Woodbridge.

In 2008, the Debtors asserted certain claims against Woodbridge, including an entitlement to a portion of the $29.7 million federal tax refund which Woodbridge received as a consequence of losses incurred at Levitt and Sons in prior periods; however, the parties entered into the Settlement Agreement described below.

On June 27, 2008, Woodbridge entered into a settlement agreement (the “Settlement Agreement”) with the Debtors and the Joint Committee of Unsecured Creditors (the “Joint Committee”) appointed in the Chapter 11 Cases. Pursuant to the Settlement Agreement, among other things, (i) Woodbridge agreed to pay to the Debtors’ bankruptcy estates the sum of $12.5 million plus accrued interest from May 22, 2008 through the date of payment, (ii) Woodbridge agreed to waive and release substantially all of the claims it had against the Debtors, including its administrative expense claims through July 2008, and (iii) the Debtors (joined by the Joint Committee) agreed to waive and release any claims they had against Woodbridge and its affiliates. After certain of Levitt and Sons’ creditors indicated that they objected to the terms of the Settlement Agreement and stated a desire to pursue claims against Woodbridge, Woodbridge, the Debtors and the Joint Committee entered into an amendment to the Settlement Agreement, pursuant to which Woodbridge would, in lieu of the $12.5 million payment previously agreed to, pay $8 million to the Debtors’ bankruptcy estates and place $4.5 million in a release fund to be disbursed to third party creditors in exchange for a third party release and injunction. The amendment also provided for an additional $300,000 payment by Woodbridge to a deposit holders fund. The Settlement Agreement, as amended, was subject to a number of conditions, including the approval of the Bankruptcy Court. On February 20, 2009, the Bankruptcy Court presiding over Levitt and Sons’ Chapter 11 bankruptcy case entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Official Committee of Unsecured Creditors. That order also approved the settlement pursuant to the Settlement Agreement, as amended. No appeal or rehearing of the court’s order was timely filed by any party, and the settlement was consummated on March 3, 2009.

Robert D. Dance, individually and on behalf of all others similarly situated v. Woodbridge Holdings Corp. (formerly known as Levitt Corp.), Alan B. Levan, and George P. Scanlon, Case No. 08-60111-Civ-Graham/O’Sullivan, Southern District of Florida

On January 25, 2008, plaintiff Robert D. Dance filed a purported class action complaint as a putative purchaser of our securities against us and certain of our officers and directors, asserting claims under the federal securities law and seeking damages. This action was filed in the United States District Court for the Southern District of Florida and is captioned Dance v. Levitt Corp. et al., No. 08-CV-60111-DLG. The securities litigation purports to be brought on behalf of all purchasers of our securities beginning on January 31, 2007 and ending on August 14, 2007. The complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder by issuing a series of false and/or misleading statements concerning our financial results, prospects and condition.

Westchester Fire Insurance Company vs. City of Brooksville Case No. 8: CA-09-486

On February 9, 2009, the City of Brooksville, Florida filed a complaint in the Circuit Court of the Fifth Judicial Circuit in and for Hernando County, Florida. Woodbridge was named as one of the defendants. The lawsuit alleged that Levitt Corporation failed to construct certain public works projects in the City as it was required to do under a Plat Approval granted by the City for the Cascades at Southern Hills project. The lawsuit sought recovery from Westchester Fire Insurance Company, which provided surety bonds for Levitt’s performance of the public works. Although Woodbridge was named as a defendant, no cause of action was asserted against Woodbridge. The case was subsequently voluntarily dismissed without prejudice. Separately, on January 16, 2009, a federal declaratory action was filed by Westchester Fire against the City of Brooksville, Florida in the Federal District Court for the Middle District of Florida. Woodbridge is not a party in that litigation. However, it is anticipated that the federal court declaratory action will resolve the dispute between all parties in its entirety. Based on the claim made by the City on the bonds, at the surety’s request, Woodbridge posted a $4.0 million letter of credit as security while the matter is litigated with the City.

We are party to additional various claims and lawsuits which arise in the ordinary course of business. We do not believe that the ultimate resolution of these claims or lawsuits will have a material adverse effect on our business, financial position, results of operations or cash flows.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market and Dividend Information

For market and dividend information with respect to Woodbridge’s Class A Common Stock, see the section of this joint proxy statement/prospectus above entitled “Comparative Stock Prices and Dividends.”

Shareholder Return Performance Graph

Set forth below is a graph comparing the cumulative total returns (assuming reinvestment of dividends) for the Class A common stock, the Dow Jones U.S. Total Home Construction Index and the Russell 2000 Index and assumes $100 was invested on January 2, 2004.

Comparison of Five Year Cumulative Total Return

	Symbol	1/2/04	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Woodbridge Class A common stock	WDGH.PK	100.00	152.48	113.60	61.31	11.04	0.60
Dow Jones US Total Home Construction Index	DJUSHB	100.00	140.43	161.22	127.99	56.58	38.48
Russell 2000 Index	RTY	100.00	116.18	120.04	140.44	136.58	89.05

Holders

As of July 2, 2009, there were approximately 556 record holders of our Class A Common Stock and 16,637,132 shares of our Class A Common Stock were issued and outstanding. Our controlling shareholder, BFC, holds all of the 243,807 shares of our Class B common stock issued and outstanding.

Equity Compensation Plan Information

The following table contains information, as of December 31, 2008, concerning our equity compensation plans:

	Number of Securities to be	Weighted Average
	Issued Upon Exercise of	Exercise Price of	Number of Securities
	Outstanding Options,	Outstanding Options,	Remaining Available
Plan Category	Warrants or Rights	Warrants and Rights	for Future Issuance

Equity compensation plans approved by security holders	318,471	$78.89	281,529
Equity compensation plans not approved by security holders	—	—	—

Total	318,471	$78.89	281,529

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is defined as the risk of loss arising from adverse changes in market valuations that arise from interest rate risk, foreign currency exchange rate risk, commodity price risk and equity price risk. We have a risk of loss associated with our borrowings as we are subject to interest rate risk on our long-term debt. At December 31, 2008, we had $244.5 million in borrowings with adjustable rates tied to the Prime Rate and/or LIBOR rates and $102.2 million in borrowings with fixed or initially-fixed rates. Consequently, the impact on our variable rate debt from changes in interest rates may affect our earnings and cash flows but would generally not impact the fair value of such debt except to the extent of the change in credit spreads. With respect to fixed rate debt, changes in interest rates generally affect the fair market value of the debt but not our earnings or cash flow.

We are subject to equity pricing risks associated with our investments in Bluegreen and Office Depot. The value of these securities will vary based on the results of operations and financial condition of these investments, the general liquidity of Bluegreen and Office Depot common stock and general equity market conditions. The trading market for the shares of these investments may not be liquid enough to permit us to sell the common stock of these investments that we own without significantly reducing the market price of these shares, if we are able to sell them at all.

The table below sets forth our debt obligations, principal payments by scheduled maturity, weighted-average interest rates and estimated fair market value as of December 31, 2008 (dollars in thousands):

								Fair Market
								Value at
	Payments Due by Year							December 31,
	2009	2010	2011	2012	2013	Thereafter	Total	2008

Fixed rate debt:
Notes and mortgage payable(a)	723	561	573	504	499	99,332	102,192	28,384
Average interest rate	8.09%	8.11%	8.12%	8.13%	8.14%	8.15%	8.12%
Variable rate debt:
Notes and mortgage payable(a)	2,797	8,102	187,895	25,751	707	19,217	244,469	227,145
Average interest rate	4.04%	4.04%	4.07%	5.39%	5.86%	5.86%	4.22%
Total debt obligations	3,520	8,663	188,468	26,255	1,206	118,549	346,661	255,529

(a)	Fair value calculated using current estimated borrowing rates.

Assuming the variable rate debt balance of $244.5 million outstanding at December 31, 2008 (which does not include approximately $85.1 million of initially fixed-rate obligations which will not become floating rate during 2009) was to remain constant, each one percentage point increase in interest rates would increase the interest incurred by us by approximately $2.2 million per year.

CORPORATE GOVERNANCE

Pursuant to Woodbridge’s By-laws and the FBCA, Woodbridge’s business and affairs are managed under the direction of its board of directors. Directors are kept informed of Woodbridge’s business through discussions with management, including Woodbridge’s Chief Executive Officer and other senior officers, by reviewing materials provided to them and by participating in meetings of the board of directors and its committees.

Determination of Director Independence

At the meeting of Woodbridge’s board of directors to be held on July 27, 2009, Woodbridge’s full board is expected to undertake a review of each director’s independence. In making its independence determinations, Woodbridge’s board of directors is expected to adopt the definition of “independence” set forth in the listing standards of the New York Stock Exchange and consider, among other things, transactions and relationships between each director or any member of his immediate family and Woodbridge and its subsidiaries and affiliates, including those reported below under “Certain Relationships and Related Transactions.” It is also expected that Woodbridge’s board of directors will examine transactions and relationships between directors or their affiliates and members of Woodbridge’s senior management or their affiliates. As permitted by the listing standards of the New York Stock Exchange, Woodbridge’s board has historically determined, and is expected to determine, that the following categories of relationships will not constitute material relationships that impair a director’s independence: (i) serving on third party boards of directors with other members of the board; (ii) payments or charitable gifts by Woodbridge to entities with which a director is an executive officer or employee where such payments or gifts do not exceed the greater of $1 million or 2% of such company’s or charity’s consolidated gross revenues; and (iii) investments by directors in common with each other or Woodbridge, its affiliates or executive officers. As a result of a preliminary review of the relationships of each of its members, and considering these categorical standards, it is expected that Woodbridge’s board will affirmatively determine that the following five directors, James Blosser, S. Lawrence Kahn, III, Alan Levy, Joel Levy, and William Nicholson, who together comprise a majority of the members of the Woodbridge’s board, are “independent” as such term is defined in the listing standards of the New York Stock Exchange and applicable law.

Committees of Woodbridge’s Board of Directors and Meeting Attendance

Woodbridge’s board of directors has established audit, compensation and nominating and corporate governance committees. Woodbridge’s board has adopted a written charter for each of these three committees and Corporate Governance Guidelines that address the make-up and functioning of the board. The board has also adopted a Code of Business Conduct and Ethics that applies to all of Woodbridge’s directors, officers and employees. The committee charters, Corporate Governance Guidelines and Code of Business Conduct and Ethics are posted in the “Investor Relations” section of Woodbridge’s website at www.woodbridgeholdings.com, and each is available in print without charge to any shareholder of Woodbridge.

Woodbridge’s board met 17 times during 2008. Each member of the board attended at least 75% of the meetings of the board and committees on which he served, except for James Blosser, who attended 13 of the 17 board meetings and one of the two nominating anc corporate governance committee meetings held during 2008. Seven of the nine members of the board attended Woodbridge’s 2008 annual meeting of shareholders, although Woodbridge has no formal policy requiring them to do so.

Woodbridge’s Audit Committee

Woodbridge’s audit committee consists of Joel Levy, chairman, William Nicholson and S. Lawrence Kahn, III. Woodbridge’s board has determined that all current members of the audit committee are “financially literate” and “independent” within the meaning of the listing standards of the New York Stock Exchange and applicable SEC regulations. Mr. Levy, the chairman of the committee, is qualified as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. Woodbridge’s audit committee met eight times during 2008, and its members also held various informal conference calls as a committee. The committee is directly responsible for the appointment, compensation, retention and oversight of Woodbridge’s independent auditor. Additionally, the committee assists board oversight of: (i) the integrity of Woodbridge’s financial statements; (ii) Woodbridge’s compliance with legal and regulatory requirements; (iii) the qualifications, performance and independence of Woodbridge’s independent auditor; and (iv) the performance of Woodbridge’s internal audit function. In connection with these oversight functions, Woodbridge’s audit committee receives reports from Woodbridge’s outsourced internal audit group, periodically meets with management and Woodbridge’s independent auditor to receive information concerning internal control over financial reporting and any deficiencies in such control, and has adopted a complaint monitoring procedure that enables confidential and anonymous reporting to the committee of concerns regarding questionable accounting or auditing matters. A report from Woodbridge’s audit committee is included below.

Woodbridge’s Compensation Committee

Woodbridge’s compensation committee consists of S. Lawrence Kahn, III, chairman, Alan Levy and William Nicholson. All of the members of the committee are independent within the meaning of the listing standards of the New York Stock Exchange. In addition, each committee member is a “Non-Employee Director” as defined in Rule 16b-3 under the Exchange Act and an “outside director” as defined for purposes of Section 162(m) of the Code. Woodbridge’s compensation committee met 11 times during 2008. The committee provides assistance to the board in fulfilling its responsibilities relating to the compensation of Woodbridge’s executive officers. It determines the compensation of Woodbridge’s chief executive officer and, after reviewing the compensation recommendations of Woodbridge’s chief executive officer, determines the compensation of Woodbridge’s other executive officers. It also administers Woodbridge’s equity-based and performance-based compensation plans.

Woodbridge’s Nominating and Corporate Governance Committee

Woodbridge’s nominating and corporate governance committee consists of James Blosser, chairman, Alan Levy and Joel Levy, each of whom has been determined by Woodbridge’s board of directors to meet the New York Stock Exchange’s standards for independence. Woodbridge’s nominating and corporate governance committee met two times during 2008. The committee is responsible for assisting the board in identifying individuals qualified to become directors, making recommendations of candidates for directorships, developing and recommending to the board a set of corporate governance principles for Woodbridge, overseeing the evaluation of the board and management, overseeing the selection, composition and evaluation of board committees and overseeing the management continuity and succession planning process.

Generally, the committee will identify candidates through the business and other organization networks of the directors and management. Candidates for director will be selected on the basis of the contributions the committee believes that those candidates can make to the board and to management and on such other qualifications and factors as the committee considers appropriate. In assessing potential new directors, the committee will seek individuals from diverse professional backgrounds who provide a broad range of experience and expertise. Board candidates should have a reputation for honesty and integrity, strength of character, mature judgment and experience in positions with a high degree of responsibility. In addition to reviewing a candidate’s background and accomplishments, candidates for director nominees are reviewed in the context of the current composition of Woodbridge’s board and the evolving needs of the company. Woodbridge also requires that its board members be able to dedicate the time and resources sufficient to ensure the diligent performance of their duties on the company’s behalf, including attending board and applicable committee meetings. If the committee believes a candidate would be a valuable addition to the board, it will recommend the candidate’s election to the full board. Since Woodbridge’s last annual meeting of shareholders, the committee has not nominated a new candidate for election as director.

Under Woodbridge’s By-laws, nominations for directors may be made only by or at the direction of Woodbridge’s board of directors or by a shareholder entitled to vote who delivers written notice (along with certain additional information specified in Woodbridge’s By-laws) not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders. For Woodbridge’s 2010 annual meeting of shareholders (in the event the merger is not consummated and Woodbridge’s separate corporate existence remains in effect at that time), Woodbridge must receive this notice between           and          , 2010.

Woodbridge’s Investment Committee

Woodbridge’s investment committee was established by the company’s board of directors by resolution in September 2003 and consists of Alan B. Levan, chairman, John E. Abdo, William Nicholson and two outside, non-voting advisory members. The committee met 15 times in 2008. Woodbridge’s investment committee assists the board in supervising and overseeing the management of the company’s investments in capital assets. Specifically, the committee (i) reviews and approves all real property transactions, (ii) authorizes new project and working capital debt subject to guidelines established by the board, and (iii) authorizes refinancing and other modifications to existing project and other working capital debt subject to limits established by the board.

Executive Sessions of Non-Management and Independent Directors

On April 28 and September 22, 2008, Woodbridge’s non-management directors met in an executive session of the board in which management directors and other members of management did not participate. Mr. Dornbush was the presiding director for these sessions. The non-management directors will meet at semi-annual scheduled meetings each year and may schedule additional meetings without management present as they determine to be necessary.

Communications with the Board of Directors and Non-Management Directors

Interested parties who wish to communicate with Woodbridge’s board of directors, any individual director or the non-management directors as a group can write to Woodbridge’s Secretary at Woodbridge Holdings Corporation, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309. If the person submitting the letter is a Woodbridge shareholder, the letter should include a statement indicating such. Depending on the subject matter, an officer of Woodbridge will:

•	forward the letter to the director or directors to whom it is addressed;

•	attempt to handle the inquiry directly if it relates to routine or ministerial matters, including requests for information; or

•	not forward the letter if it is primarily commercial in nature or if it is determined to relate to an improper or irrelevant topic.

A member of Woodbridge’s management will, at each meeting of the board, present a summary of all letters received since the last meeting that were not forwarded to the board and will make those letters available to the board upon request.

Code of Ethics

Woodbridge has a Code of Business Conduct and Ethics that applies to all directors, officers and employees of the company, including its principal executive officer, principal financial officer and principal accounting officer. Woodbridge will post amendments to or waivers from the Code of Business Conduct and Ethics (to the extent applicable to Woodbridge’s principal executive officer, principal financial officer or principal accounting officer) on its website at www.woodbridgeholdings.com. There were no such waivers from the Code of Business Conduct and Ethics during 2008. During April 2008, the Company made ministerial amendments to the Code of Business Conduct and Ethics, and the amended Code of Business Conduct and Ethics is posted on the Company’s website at www.woodbridgeholdings.com.

Compensation Committee Interlocks and Insider Participation

Woodbridge’s board of directors has designated Alan Levy, S. Lawrence Kahn, III and William R. Nicholson, none of whom are employees of Woodbridge or any of its subsidiaries, to serve on Woodbridge’s compensation committee. Alan B. Levan and John E. Abdo, Woodbridge’s Chairman and Vice Chairman, respectively, are also executive officers of BFC. In addition, Messrs. Levan and Abdo are executive officers of BankAtlantic Bancorp and directors of Bluegreen, each of which is an affiliate of Woodbridge. During 2008, in addition to the compensation paid to them by Woodbridge, each of Messrs. Levan and Abdo received compensation from BFC and from BankAtlantic Bancorp, and each was granted stock options by Bluegreen.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of the copies of the forms furnished to Woodbridge and written representations that no other reports were required, Woodbridge believes that, during the year ended December 31, 2008, all filing requirements under Section 16(a) of the Exchange Act applicable to its officers, directors and greater than 10% beneficial owners were complied with on a timely basis.

MANAGEMENT

Board of Directors

Woodbridge’s board of directors currently consists of nine directors divided into three classes, each of which has a three-year term expiring in annual succession. Woodbridge’s By-laws provide that the board of directors shall consist of no less than three or more than twelve directors. The specific number of directors is set from time to time by resolution of the board.

Election of Directors (Proposal No. 2 at Woodbridge’s Annual Meeting)

A total of three directors will be elected at the Woodbridge annual meeting, all of whom will be elected for the term expiring at the earlier of Woodbridge’s 2012 annual meeting of shareholders and the consummation of the merger described in this joint proxy statement/prospectus. Each of the nominees was recommended for nomination by Woodbridge’s nominating and corporate governance committee and has consented to serve the term indicated. If any of them should become unavailable to serve as a director, the board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee designated by the board. Except as otherwise indicated, the nominees and directors listed below have had no change in principal occupation or employment during the past five years.

The Directors Standing For Election Are:

TERMS ENDING AT THE EARLIER OF THE CONSUMMATION OF THE MERGER AND 2012:

ALAN B. LEVAN	Director since 1987

Information with respect to the background and experience of Mr. Levan is set forth in the section entitled “Information about BFC — Management — Board of Directors” on page   .

JAMES BLOSSER	Director since 2001

James Blosser, age 71, has been an attorney with the law firm of Blosser & Sayfie since 2002. Mr. Blosser is also a member of the board of directors of Mellon United National Bank.

DARWIN DORNBUSH	Director since 2003

Darwin Dornbush, age 79, has been a partner in the law firm of Dornbush Schaeffer Strongin & Venaglia, LLP since 1964. Mr. Dornbush also serves as Secretary of Cantel Medical Corp., a healthcare company, and he has served as Secretary of Benihana and its predecessor since 1983. In addition, during February 2009, Mr. Dornbush rejoined the board of directors of Benihana, as chairman of the board, after serving as a director of Benihana from 1995 through 2005.

WOODBRIDGE’S BOARD OF DIRECTORS RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR.

The Directors Continuing In Office Are:

TERMS ENDING AT THE EARLIER OF THE CONSUMMATION OF THE MERGER AND 2010:

S. LAWRENCE KAHN, III	Director since 2003

S. Lawrence Kahn, III, age 62, has been the President and Chief Executive Officer of Lowell Homes, Inc., a Florida corporation engaged in the business of homebuilding, since 1986. Mr. Kahn also serves as a director of the Great Florida Bank.

JOEL LEVY	Director since 2003

Joel Levy, age 69, is currently the Vice Chairman of Adler Group, Inc., a commercial real estate company, and he served as President and Chief Operating Officer of Adler Group, Inc. from 1984 through 2000. Mr. Levy also serves as President and Chief Executive Officer of JLRE Consulting, Inc.

WILLIAM SCHERER	Director since 2001

William Scherer, age 61, has been an attorney in the law firm of Conrad & Scherer, LLP or its predecessors since 1974.

TERMS ENDING AT THE EARLIER OF THE CONSUMMATION OF THE MERGER AND 2011:

JOHN E. ABDO	Director since 1985

Information with respect to the background and experience of Mr. Abdo is set forth in the section entitled “Information about BFC — Management — Board of Directors” on page   .

WILLIAM NICHOLSON	Director since 2003

William Nicholson, age 63, has been a principal with Heritage Capital Group since 2003. Since 2004, Mr. Nicholson has also served as President of WRN Financial Corporation and, since 2008, he has been a principal with EXP Loan Services LLC.

ALAN J. LEVY	Director since 2005

Alan J. Levy, age 69, is the founder and, since 1980, has served as the President and Chief Executive Officer of Great American Farms, Inc., an agricultural company involved in the farming, marketing and distribution of a variety of fresh fruits and vegetables.

Executive Officers

The following individuals are executive officers of Woodbridge:

Name	Position

Alan B. Levan	Chairman and Chief Executive Officer
John E. Abdo	Vice Chairman
Seth M. Wise	President
John K. Grelle	Executive Vice President and Chief Financial Officer

Officers serve at the discretion of Woodbridge’s board of directors. There is no family relationship between any of the directors or executive officers, and there is no arrangement or understanding between any director or executive officer and any other person pursuant to which the director or executive officer was selected.

Seth M. Wise, age 39, was named President of Woodbridge in July 2005 after serving as Executive Vice President of Woodbridge since September 2003. At the request of Woodbridge, Mr. Wise served as President of Levitt and Sons, the former wholly-owned homebuilding subsidiary of Woodbridge, prior to its filing for bankruptcy on November 9, 2007. He also previously was Vice President of Abdo Companies, Inc., a South-Florida-based private real estate development company controlled by Mr. Abdo.

Information with respect to the background and experience of Messrs. Levan and Abdo is set forth in the section entitled “Information about BFC — Management — Board of Directors” on page   , and information with respect to the background and experience of Mr. Grelle is set forth in the section entitled “Information about BFC — Management — Executive Officers” on page   .

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Woodbridge has a policy for the review and approval of transactions in which it was or is to be a participant, the amount involved exceeded or will exceed $120,000 annually and any of its directors or executive officers, or their immediate family members, had or will have a direct or indirect material interest. Until February 2008, this policy provided for Woodbridge’s board or a designated committee thereof to review and, if deemed desirable, approve all such related person transactions. In reviewing related person transactions, the board or the designated committee analyzed, among other factors it deemed appropriate, whether such related person transaction was or is to be for the benefit of Woodbridge and upon terms no less favorable to Woodbridge than if the related person transaction was with an unrelated party.

During February 2008, Woodbridge’s board delegated to the nominating and corporate governance committee the review and approval of related person transactions relating to directors, executive officers and their immediate family, other than related person transactions presenting issues regarding accounting, internal accounting controls or audit matters, the review and approval of which was delegated by the board to the audit committee. In reviewing related person transactions, the nominating and corporate governance committee or the audit committee, as the case may be, evaluates the related party transaction based on, among other factors it deems appropriate, those factors described in the preceding paragraph.

During 2008, no related person transaction occurred where these policies were not followed.

Transactions with Related Persons

Woodbridge and BankAtlantic Bancorp are under common control. The controlling shareholder of Woodbridge and BankAtlantic Bancorp is BFC. BankAtlantic Bancorp is the parent company of BankAtlantic. Shares representing a majority of BFC’s total voting power are owned or controlled by Woodbridge’s Chairman and Chief Executive Officer, Alan B. Levan, and by Woodbridge’s Vice Chairman, John E. Abdo, both of whom are also directors of Woodbridge and executive officers and directors of each of BFC, BankAtlantic Bancorp and BankAtlantic. Messrs. Levan and Abdo are also the Chairman and Vice Chairman, respectively, of Bluegreen.

Woodbridge, BFC, BankAtlantic Bancorp and Bluegreen are parties to a shared services arrangement, pursuant to which BFC Shared Services Corporation, a subsidiary of BFC, provides Woodbridge, BankAtlantic Bancorp and Bluegreen with various executive and administrative services, including human resources, risk management and investor and public relations services. The total amount paid for these services by Woodbridge in 2008 was $1.1 million.

Effective May 2008, Woodbridge entered into a sublease agreement with BFC pursuant to which BFC leases to the Company space located at the BankAtlantic corporate office at an initial annual rate of approximately $152,000, subject to annual 3% increases. During 2008, Woodbridge paid BFC approximately $101,000 under this sublease agreement.

Effective March 2008, Woodbridge entered into an agreement with BankAtlantic pursuant to which BankAtlantic agreed to host Woodbridge’s information technology servers and to provide hosting and certain other information technology services to Woodbridge. In accordance with this agreement, Woodbridge paid BankAtlantic a one-time set-up charge of approximately $17,000 during 2008. This agreement also provides for Woodbridge to pay BankAtlantic monthly hosting fees of $10,000. During 2008, Woodbridge paid BankAtlantic monthly hosting fees of approximately $73,000 as well as fees of approximately $23,000 for other information technology services provided to Woodbridge by BankAtlantic. Effective April 1, 2009, the monthly hosting fees increased to $15,000.

Certain of Woodbridge’s executive officers separately receive compensation from affiliates of Woodbridge for services rendered to those affiliates. Woodbridge’s directors and executive officers also have banking relationships with BankAtlantic in the ordinary course of BankAtlantic’s business.

Woodbridge maintains securities sold under repurchase agreements at BankAtlantic. At December 31, 2008, $4.4 million of cash and cash equivalents were held on deposit by BankAtlantic in Woodbridge’s accounts. Interest on deposits held at BankAtlantic for the year ended December 31, 2008 was approximately $72,000. Additionally, at December 31, 2008, BankAtlantic facilitated the placement of $49.9 million of certificates of deposits insured by the FDIC with other insured depository institutions on Woodbridge’s behalf through the CDARS program. The CDARS program facilitates the placement of funds into certificates of deposits issued by other financial institutions in increments of less than the standard FDIC insurance maximum to insure that both principal and interest are eligible for full FDIC insurance coverage.

Woodbridge is currently working with Bluegreen to explore avenues in assisting Bluegreen in obtaining liquidity in the securitization of its receivables, which may include, among other potential alternatives, Woodbridge forming a broker dealer to raise capital through private or public offerings. Bluegreen has agreed to reimburse Woodbridge for certain expenses, including legal and professional fees, incurred in connection with this effort. As of March 31, 2009, Woodbridge was reimbursed approximately $307,000 from Bluegreen and has recorded a receivable of approximately $298,000.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

Woodbridge’s compensation committee (for purposes of this Compensation Discussion and Analysis, the “Committee”) administers the compensation program for Woodbridge’s executive officers. The Committee reviews and determines all executive officer compensation, administers Woodbridge’s equity incentive plans (including reviewing and approving grants to Woodbridge’s executive officers), makes recommendations to shareholders with respect to proposals related to compensation matters and generally consults with management regarding employee compensation programs.

The Committee’s charter reflects these responsibilities, and the Committee and Woodbridge’s board periodically review and, if appropriate, revise the charter. Woodbridge’s board determines the Committee’s membership, which is composed entirely of independent directors. The Committee meets at regularly scheduled times during the year, and it may also hold specially scheduled meetings and take action by written consent. At board meetings, the Chairman of the Committee reports on Committee actions and recommendations, as he deems appropriate. Executive compensation is reviewed at executive sessions of non-management and independent members of the Board.

Compensation Philosophy and Objectives

Historically, Woodbridge’s compensation program for executive officers consisted of a base salary, cash bonuses under an annual incentive program, periodic grants of equity awards and health and welfare benefits. The Committee believes that the most effective executive officer compensation program is one that is designed to align the interests of the executive officers with those of shareholders by compensating the executive officers in a manner that advances both the short-and long-term interests of Woodbridge and its shareholders. The Committee believes that Woodbridge’s compensation program for executive officers is appropriately based upon Woodbridge’s performance, the performance and level of responsibility of the executive officer and the market, generally, with respect to executive officer compensation.

Pursuant to its authority under its charter to engage the services of outside advisors, experts and others to assist the Committee, during 2008, the Committee engaged the services of Johnson Associates, Inc., a third party compensation consultant, to meet with and advise the Committee with respect to establishing Woodbridge’s 2008 compensation program for Alan B. Levan, Woodbridge’s Chairman and Chief Executive Officer, John E. Abdo, Woodbridge’s Vice Chairman, and Seth M. Wise, Woodbridge’s President.

Messrs. Levan and Abdo hold executive positions at BFC and BankAtlantic Bancorp and receive compensation directly from those companies. In addition, John K. Grelle, Woodbridge’s Executive Vice President and Chief Financial Officer, also serves as Executive Vice President and Chief Financial Officer of BFC and receives compensation directly from BFC for his services. While the Committee does not determine the compensation paid by BFC to Messrs. Levan, Abdo and Grelle or by BankAtlantic Bancorp to Messrs. Levan and Abdo, the Committee considers the fact that Messrs. Levan, Abdo and Grelle devote time to the operations of those companies when determining the compensation Woodbridge pays to them.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions for the Woodbridge Named Executive Officers (as defined in the introductory paragraph to the “Summary Compensation Table” below) and approves equity awards to all of Woodbridge’s employees. The Chief Executive Officer annually reviews the performance of each of the Woodbridge Named Executive Officers (other than himself, whose performance is reviewed by the Committee). The conclusions reached and recommendations based on these reviews, including those with respect to setting and adjusting base salaries, the payment of cash bonuses under Woodbridge’s annual incentive program and the granting of equity awards, are presented to the Committee. The Committee can exercise its discretion in modifying upward or downward any recommended amounts or awards to the Woodbridge Named Executive Officers. In 2008, the Committee accepted without modification the recommendations of the Chief Executive Officer with respect to the base salaries and bonuses paid or to be paid to the Woodbridge Named Executive Officers. During 2008, Woodbridge did not grant any equity awards to the Woodbridge Named Executive Officers.

Executive Officer Compensation Components

For the fiscal year ended December 31, 2008, the principal components of compensation for the Woodbridge Named Executive Officers were base salary and cash bonuses under Woodbridge’s 2008 annual incentive program. Although no equity awards were granted during 2008, the Woodbridge Named Executive Officers compensation has historically also included long-term equity incentive compensation. Beginning in 2009, the compensation of certain of the Woodbridge Named Executive Officers will include, in lieu of cash bonuses under the formula-based component of Woodbridge’s annual incentive program, compensation based on returns realized by Woodbridge on its investments. See “New Compensation Program for Executives Commencing in 2009” below.

Base Salary

The Committee believes that the base salaries offered by Woodbridge are competitive based on a review of market practices and the duties and responsibilities of each Woodbridge Named Executive Officer. In setting base salaries, the Committee periodically examines market compensation levels and trends observed in the market for executives of comparable experience and skills. Market information is used as an initial frame of reference for establishing and adjusting base salaries. The Committee believes that the Woodbridge Named Executive Officers’ base salaries should be competitive with those of other executives with comparable experience at organizations similar to Woodbridge.

In addition to examining market compensation levels and trends, the Committee makes base salary decisions for the Woodbridge Named Executive Officers based on an annual review by the Committee with input and recommendations from the Chief Executive Officer. The Committee’s review includes, among other things, the functional and decision-making responsibilities of each position, the significance of each Woodbridge Named Executive Officer’s specific area of individual responsibility to Woodbridge’s financial performance and achievement of overall goals, and the contribution, experience and work performance of each Woodbridge Named Executive Officer.

With respect to base salary decisions for the Chief Executive Officer, the Committee made an assessment of Mr. Levan’s performance as Chief Executive Officer and its expectations as to his future contributions to the Company, as well as the factors considered in determining the compensation of the other Woodbridge Named Executive Officers, including reviewing market compensation levels and trends and evaluating his individual performance and the Company’s financial condition, operating results and attainment of strategic objectives. As described above, during 2008, the Committee engaged Johnson Associates, Inc., a third party compensation consultant, to assist the Committee in establishing the compensation, including base salary, to be paid Mr. Levan (as well as to Messrs. Abdo and Wise). In evaluating the performance of Mr. Levan for purposes of not only his base salary, but also any cash bonus under Woodbridge’s annual incentive program and stock option awards under Woodbridge’s long-term equity incentive compensation program, the Committee considered Mr. Levan’s overall performance and his critical assessment of the issues facing Woodbridge during 2008.

Based on market conditions and the impact of these market conditions on Woodbridge in 2007, at the request of Messrs. Levan and Abdo, their respective 2007 annual base salaries were decreased to $1, effective

October 1, 2007. Effective July 28, 2008, Messrs. Levan and Abdo’s respective annual base salaries were increased to $350,000.

The 2008 annual base salary of Seth M. Wise, Woodbridge’s President, remained unchanged from its 2007 level of $350,000. The annual base salary of John K. Grelle, who was appointed Executive Vice President and Chief Financial Officer of Woodbridge on May 20, 2008, was set at $235,200 for 2008.

For 2009, the annual base salaries of Messrs. Levan, Abdo, Wise and Grelle will remain unchanged from their respective 2008 levels.

Effective January 11, 2008, George P. Scanlon resigned as Executive Vice President and Chief Financial Officer of Woodbridge. In connection with his resignation, Woodbridge entered into an agreement with Mr. Scanlon pursuant to which Mr. Scanlon provided certain services to Woodbridge through December 31, 2008, and Woodbridge paid an aggregate of approximately $170,000 and provided certain benefits to Mr. Scanlon during that period. Patrick M. Worsham, who served as acting Chief Financial Officer of Woodbridge from January 11, 2008 through May 19, 2008, received compensation of approximately $133,000 for his services during that period.

Annual Incentive Program

Woodbridge’s annual incentive program is a cash bonus plan designed to promote performance and achievement of corporate strategic goals and initiatives, encourage the growth of shareholder value and allow the Woodbridge Named Executive Officers to participate in the growth and profitability of Woodbridge. This program may include elements tied to the achievement of pre-established, objective individual and company-wide annual financial performance goals established during Woodbridge’s annual budget cycle. The portion of a Woodbridge Named Executive Officer’s cash bonus under the program that is related to financial performance goals may vary by individual and the impact that he has on the financial performance of Woodbridge as a whole and of his respective division. Woodbridge’s annual incentive program also includes a discretionary element under which bonuses may be paid based on a subjective evaluation of the Woodbridge Named Executive Officer’s overall performance in areas outside those that can be objectively measured from financial results. Each Woodbridge Named Executive Officer’s bonus is intended to take into account corporate and individual components, which are weighted according to the Woodbridge Named Executive Officer’s responsibilities.

The Committee established objective financial criteria for potential bonuses to Messrs. Levan and Abdo under Woodbridge’s 2008 annual incentive program tied to the achievement of goals relating to Woodbridge’s consolidated gross revenues, subject to reduction in the sole discretion of the Committee. Messrs. Levan and Abdo were also eligible to receive cash bonuses under the discretionary component of Woodbridge’s 2008 annual incentive program. The Committee determined that it would not be possible to establish objective financial criteria for Mr. Wise under Woodbridge’s 2008 annual incentive program but determined that Mr. Wise would be eligible for a discretionary bonus of up to 60% of his 2008 annual base salary. Mr. Grelle joined Woodbridge in May 2008 at which point the objective financial criteria under Woodbridge’s 2008 annual incentive program had already been established. As a result, Mr. Grelle was only eligible to receive a discretionary cash bonus under Woodbridge’s 2008 annual incentive program. During 2008, a total of $1,264,880 in cash bonuses was paid to the Woodbridge Named Executive Officers under Woodbridge’s 2008 annual incentive program as follows:

Alan B. Levan	$500,000
John E. Abdo	$500,000
Seth M. Wise	$210,000
John K. Grelle	$54,880

Each of these bonuses was paid under the discretionary component of Woodbridge’s 2008 annual incentive program based on a subjective evaluation of the Woodbridge Named Executive Officer’s overall performance in areas outside those that can be objectively measured from financial results. The discretionary bonuses paid to each of Messrs. Levan, Abdo and Wise were approved by the Committee based on the recommendation of Johnson Associates, Inc. As described above, Mr. Scanlon resigned as Executive Vice President and Chief Financial Officer of Woodbridge, effective January 11, 2008, and Mr. Worsham served as acting Chief Financial Officer of the Company from January 11, 2008 through May 19, 2008. Neither of Messrs. Scanlon or Worsham was eligible to receive a bonus under Woodbridge’s 2008 annual incentive program.

Beginning in 2009, Woodbridge has decided to discontinue its annual incentive program and instead has adopted the new compensation program discussed below under “New Compensation Program for Executives Commencing in 2009.” However, the Woodbridge Named Executive Officers will remain eligible to receive cash bonuses payable at the discretion of the Committee based upon a subjective evaluation of their performance and contribution to the success and growth of Woodbridge in areas outside those that may be objectively measured based on specific financial goals. Decisions by the Committee regarding discretionary cash bonuses to the Woodbridge Named Executive Officers will generally be made based upon the recommendation of Woodbridge’s Chief Executive Officer (other than with respect to awards of discretionary cash bonuses to Woodbridge’s Chief Executive Officer), the Woodbridge Named Executive Officer’s position, an evaluation of the Woodbridge Named Executive Officer’s performance, the Woodbridge Named Executive Officer’s other compensation, including compensation paid or to be paid under the new compensation program discussed below, and discussions with the Woodbridge Named Executive Officer.

Long-Term Equity Incentive Compensation

Woodbridge’s long-term equity incentive compensation program provides an opportunity for the Woodbridge Named Executive Officers to increase their stake in Woodbridge through grants of options to purchase shares of Woodbridge’s Class A Common Stock. This program encourages the Woodbridge Named Executive Officers to focus on Woodbridge’s long-term performance by aligning the Woodbridge Named Executive Officers’ interests with those of Woodbridge’s shareholders, since the ultimate value of such compensation is directly dependent on the stock price. The Committee believes that providing its executives with opportunities to acquire an interest in the growth and prosperity of Woodbridge through the grant of stock options enables Woodbridge to attract and retain qualified and experienced executive officers and offer additional long-term incentives.

The Committee’s grant of stock options to the Woodbridge Named Executive Officers is discretionary based on an assessment of the individual’s contribution to the success and growth of Woodbridge, subject in any event to the limitations set by the Woodbridge’s Amended and Restated 2003 Stock Incentive Plan. Decisions by the Committee regarding grants of stock options to the Woodbridge Named Executive Officers are generally made based upon the recommendation of the Chief Executive Officer (other than with respect to decisions by the Committee regarding grants of stock options to the Chief Executive Officer), the level of the Woodbridge Named Executive Officer’s position, an evaluation of the Woodbridge Named Executive Officer’s past and expected future performance and the number of outstanding and previously granted stock options to the Woodbridge Named Executive Officer. Historically, stock options granted to the Woodbridge Named Executive Officers have an exercise price equal to the market value of such stock on the date of grant and vest on the fifth anniversary of the date of grant. The Committee believes that such stock options serve as a significant aid in the retention of the Woodbridge Named Executive Officers, since these stock option awards do not vest until five years after the grant date.

During 2008, Woodbridge did not grant any stock options to the Woodbridge Named Executive Officers.

New Compensation Program for Executives Commencing in 2009

In place of Woodbridge’s annual incentive program described above, commencing in 2009, the Committee and Woodbridge’s board have approved the terms of a new compensation program for certain of Woodbridge’s employees, including Messrs. Levan, Abdo and Wise (for the purposes of this section, the “Named Executive Officer Participants”), pursuant to which a portion of each Named Executive Officer Participant’s compensation will be based on the cash returns realized by Woodbridge on its investments. Mr. Grelle is not a participant in this new compensation program.

Under the terms and conditions of the new compensation program, all of Woodbridge’s investments are or will be held by individual limited partnerships or other legal entities established for such purpose. The Named Executive Officer Participants and other participating employees will have interests in the entities, which will be the basis of their incentives under the programs. The Named Executive Officer Participants may have interests tied both to the performance of a particular investment as well as interests relating to the performance of the portfolio of investments as a whole. Woodbridge, in its capacity as investor in the program, will be entitled to receive a return of its invested capital and a specified rate of return on its invested capital prior to the Named Executive Officer Participants being entitled to receive any portion of the realized profits. Once Woodbridge receives its priority return of invested capital and the stated return as well as certain additional amounts, the remaining proceeds will be available for distribution among those employees directly responsible for the relevant investments and the Named Executive Officer Participants. The Committee will determine in advance the allocations for each Named Executive Officer Participant and, although the Committee may alter these allocations on a prospective basis, the total amount payable to each Named Executive Officer Participant cannot be changed. The program contains provisions which, under certain circumstances, require the Named Executive Officer Participants to return to Woodbridge amounts previously distributed to them. These provisions, which are often times known as “clawback” provisions, are intended to reduce the risk that any Named Executive Officer Participant or other participating employee will be distributed amounts under the program prior to Woodbridge’s receipt of at least a return of its invested capital and the stated return. The Named Executive Officer Participants’ clawback obligations relate to the performance of the portfolio of investments as a whole even if they participate in the performance of a particular investment. The program contemplates that the clawback obligations will be funded solely from holdback accounts established with respect to each Named Executive Officer Participant and other participating employee. A portion of the amount to which a Named Executive Officer Participant or other participating employee would otherwise be entitled to (which portion has initially been set at 25% but can be increased, when appropriate, to as high as 75%) will be deposited into holdback accounts or otherwise made available for Woodbridge’s benefit. There are also general vesting and forfeiture provisions applicable to each Named Executive Officer Participant’s and other participating employee’s right to receive any share of the realized profits under the program, the terms of which may vary by individual.

The Committee and Woodbridge’s board approved this new compensation program based on their belief that the program appropriately aligns payments to the Named Executive Officer Participants and other participating employees with the performance of Woodbridge’s investments.

Internal Revenue Code Limits on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation’s chief executive officer and four other most highly compensated executive officers as of the end of any fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met.

Although the Committee has historically attempted to structure performance-based compensation, including stock option grants or performance-based restricted stock awards and annual bonuses, to executive officers who may be subject to Section 162(m) in a manner that satisfies the statute’s requirements for full tax deductibility for the compensation, the Committee also recognizes the need to retain flexibility to make compensation decisions that may not meet Section 162(m) standards when necessary to enable Woodbridge to meet its overall objectives, even if Woodbridge may not deduct all of the compensation. The Committee approved the new compensation program described above based on its belief that the program appropriately aligns payments to the Woodbridge Named Executive Officers with the performance of Woodbridge’s investments, while recognizing that compensation paid under the new program will most likely not satisfy the requirements of Section 162(m) for full tax deductibility. As a result, there can be no assurance that all or any portion of the compensation that may be paid by Woodbridge in 2009 or any future period, including compensation that may be paid by Woodbridge under its new compensation program, will be deductible under Section 162(m).

Summary Compensation Table

The following table sets forth certain summary information concerning compensation which, during the fiscal years ended December 31, 2008, 2007 and 2006, Woodbridge paid to or accrued on behalf of (i) its Chief Executive Officer, (ii) each person who served as its Chief Financial Officer during the fiscal year ended December 31, 2008 and (iii) its Vice Chairman and its President, who were the only other executive officers of Woodbridge during the fiscal year ended December 31, 2008 (collectively, the “Woodbridge Named Executive Officers”). Officers of Woodbridge who also serve as officers or directors of affiliates receive compensation from such affiliates for services rendered on behalf of the affiliates.

							Change in
							Pension Value
							and Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Awards	Awards(2)	Compensation	Earnings	Compensation(3)	Total

Alan B. Levan,	2008	$151,218	$500,000	$—	$401,449	$—	$—	$1,500	$1,054,167
Chief Executive Officer(4)	2007	400,400	6,708	—	372,409	—	—	1,500	781,017
	2006	515,833	6,769	—	230,828	—	—	—	753,430
John E. Abdo,	2008	151,218	500,000	—	534,538	—	—	307,740	1,493,496
Vice Chairman(4)	2007	487,988	8,175	—	505,193	—	—	303,181	1,304,537
	2006	628,672	9,582	—	333,573	—	—	291,244	1,263,071
Seth M. Wise,	2008	350,004	210,000	—	205,809	—	—	7,200	773,013
President(5)	2007	323,343	4,108	—	188,945	—	—	16,200	532,596
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
John K. Grelle,	2008	145,191	54,880	—	—	—	—	—	200,071
Executive Vice President and	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chief Financial Officer(6)	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Patrick M. Worsham,	2008	133,269	—	—	—	—	—	—	133,269
Former Acting Chief	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Financial Officer(7)	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
George P. Scanlon,	2008	—	—	—	—	—	—	169,726	169,726
Former Executive Vice President	2007	202,750	2,465	—	203,367	—	—	9,875	418,457
and Chief Financial Officer(8)	2006	283,708	104,384	—	130,781	—	—	8,800	527,673

(1)	The amounts for 2008 represent discretionary cash bonuses paid to or accrued on behalf of the Woodbridge Named Executive Officers under Woodbridge’s 2008 annual incentive program based on a subjective evaluation of their overall performance in areas outside those that can be objectively measured from financial results. Woodbridge’s 2008 annual incentive program is more fully described in the “Compensation Discussion and Analysis” section above.

(2)	All options are to purchase shares of Woodbridge’s Class A Common Stock. The amounts for 2008 represent the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), without taking into account an estimate of forfeitures related to service-based vesting of stock option grants, including amounts from awards granted prior to 2008. Assumptions used in the calculation of these amounts are included in footnote 6 to the Woodbridge’s audited consolidated financial statements for the fiscal year ended December 31, 2008 included elsewhere in this joint proxy statement/prospectus. In connection with Mr. Scanlon’s resignation as Woodbridge’s Executive Vice President and Chief Financial Officer, effective January 11, 2008, Mr. Scanlon forfeited all of his unvested stock options pursuant to which he had the right to purchase an aggregate of 110,000 shares of Woodbridge’s Class A Common Stock. Woodbridge did not grant any stock options to the Woodbridge Named Executive Officers during 2008.

(3)	The amounts for 2008 are comprised of the following. Each of Messrs. Levan and Abdo received $1,500 as reimbursement for insurance premiums for waiving participation in Woodbridge’s medical, dental and vision plans. In addition, the amount for Mr. Abdo includes management fees of $306,240 paid by Woodbridge to Abdo Companies, Inc., of which Mr. Abdo is the principal shareholder and Chief Executive Officer. Mr. Wise received an automobile allowance in the amount of $7,200. As described below under “Potential Payments upon Termination or Change-in Control,” in connection with his resignation as Woodbridge’s Executive Vice President and Chief Financial Officer, effective January 11, 2008, Woodbridge and Mr. Scanlon entered into an agreement pursuant to which Woodbridge paid an aggregate of $169,726 and provided certain benefits to Mr. Scanlon during 2008 in consideration for Mr. Scanlon’s provision of certain services to Woodbridge during the year.

(4)	During 2008, each of Messrs. Levan and Abdo received options to acquire 50,000 shares of Bluegreen’s common stock at an exercise price of $9.31 per share, which options are scheduled to vest on May 21, 2013 and expire on May 21, 2018. Each of Messrs. Levan and Abdo were also granted during 2008 71,000 shares of restricted common stock of Bluegreen and options to purchase an additional 71,000 shares of Bluegreen’s common stock at an exercise price of $7.50 per share. These additional options and restricted shares are scheduled to vest on May 21, 2013 (and the options are scheduled to expire on May 21, 2015); however, in the event of a change-in-control of Bluegreen at a price of at least $12.50 per share of common stock, a percentage (of up to 100%) of the options and restricted shares will vest depending on both the timing of the change-in-control and the actual price for a share of Bluegreen’s common stock in the transaction which results in the change-in-control. The aggregate grant date fair value of the options granted by Bluegreen to each of Messrs. Levan and Abdo during 2008 computed in accordance with FAS 123(R) was $370,700. The grant date fair value of the restricted stock awards granted by Bluegreen to each of Messrs. Levan and Abdo during 2008 computed in accordance with FAS 123(R) was $495,580.

(5)	Mr. Wise was not a named executive officer of Woodbridge during 2006.

(6)	Mr. Grelle was appointed Executive Vice President and Chief Financial Officer of Woodbridge on May 20, 2008. Prior to that time, Mr. Grelle was not employed by Woodbridge.

(7)	Mr. Worsham served as acting Chief Financial Officer of Woodbridge from January 11, 2008 through May 19, 2008. Other than with respect to that period of time, Mr. Worsham has not been employed by Woodbridge.

(8)	Mr. Scanlon resigned as Executive Vice President and Chief Financial Officer of Woodbridge, effective January 11, 2008.

Grants of Plan-Based Awards — 2008

The following table sets forth certain information concerning grants of awards to the Woodbridge Named Executive Officers pursuant to Woodbridge’s non-equity and equity incentive plans in the fiscal year ended December 31, 2008.

					All Other	All Other
					Stock	Option		Grant Date
					Awards:	Awards:	Exercise or	Fair Value
		Estimated Possible Payouts			Number of	Number of	Base Price	of Stock
		Under Non-Equity Incentive			Shares of	Securities	of Option	and
		Plan Awards(3)			Stock or	Underlying	Awards	Option
Name	Grant Date	Threshold	Target	Maximum	Units	Options	($ / Sh)	Awards

Alan B. Levan	—	$(1)	$(1)	$(1)	—	—	$—	$—
John E. Abdo	—	(1)	(1)	(1)	—	—	—	—
Seth M. Wise(2)	—	N/A	N/A	N/A	—	—	—	—
John K. Grelle(2)	—	N/A	N/A	N/A	—	—	—	—
Patrick M. Worsham	—	N/A	N/A	N/A	—	—	—	—
George P. Scanlon	—	N/A	N/A	N/A	—	—	—	—

(1)	During 2008, each of Messrs. Levan and Abdo was eligible to receive a cash bonus under the formula-based component of Woodbridge’s annual incentive program which related to the achievement of financial performance goals tied to Woodbridge’s consolidated gross revenues, subject to reduction in the sole discretion of the Compensation Committee.

(2)	No objective financial criteria were set under Woodbridge’s 2008 annual incentive program for Messrs. Wise and Grelle.

(3)	None of the Woodbridge Named Executive Officers received any payments under the formula-based component of Woodbridge’s 2008 annual incentive program. However, each of Messrs. Levan, Abdo, Wise and

Grelle received a discretionary bonus under Woodbridge’s 2008 annual incentive program based on a subjective evaluation of his overall performance in areas outside those that can be objectively measured from financial results. These discretionary bonuses are included in the “Bonus” column of the “Summary Compensation Table.” Woodbridge’s 2008 annual incentive program is more fully described in the “Compensation Discussion and Analysis” section above.

Outstanding Equity Awards at Fiscal Year-End — 2008

The following table sets forth certain information regarding equity-based awards of Woodbridge held by the Woodbridge Named Executive Officers as of December 31, 2008.

	Option Awards(1)
				Equity
				Incentive
				Plan Awards:
	Number of	Number of		Number of
	Securities	Securities		Securities
	Underlying	Underlying		Underlying
	Unexercised	Unexercised		Unexercised	Option	Option
	Options	Options		Unearned	Exercise	Expiration
Name	Exercisable	Unexercisable		Options	Price	Date

Alan B. Levan		12,000	(2)	N/A	$100.75	1/2/2014
		8,000	(3)		160.65	7/22/2015
		12,000	(4)		65.30	7/24/2016
		12,000	(5)		45.80	6/18/2017
John E. Abdo		18,000	(2)	N/A	100.75	1/2/2014
		12,000	(3)		160.65	7/22/2015
		12,000	(4)		65.30	7/24/2016
		12,000	(5)		45.80	6/18/2017
Seth M. Wise		6,000	(2)	N/A	100.75	1/2/2014
		4,000	(3)		160.65	7/22/2015
		6,000	(4)		65.30	7/24/2016
		7,000	(5)		45.80	6/18/2017
John K. Grelle		—		—	—	—
Patrick M. Worsham		—		—	—	—
George P. Scanlon		—		—	—	—

(1)	All options are to purchase shares of Woodbridge’s Class A Common Stock.

(2)	These options vested on January 2, 2009, but they are included as unexercisable options because they were not exercisable as of December 31, 2008. As a result of their vesting on January 2, 2009, these options are currently exercisable.

(3)	Vests on July 22, 2010.

(4)	Vests on July 24, 2011.

(5)	Vests on June 18, 2012.

Option Exercises and Stock Vested — 2008

During the fiscal year ended December 31, 2008, none of the Woodbridge Named Executive Officers exercised options to purchase shares of Woodbridge’s Class A Common Stock or Class B Common Stock. In addition, none of the Woodbridge Named Executive Officers held any restricted shares of Woodbridge’s Class A Common Stock or Class B Common Stock which vested during the fiscal year ended December 31, 2008.

Potential Payments upon Termination or Change-in-Control

Effective January 11, 2008, Mr. Scanlon resigned as Woodbridge’s Executive Vice President and Chief Financial Officer. In connection with his resignation, Woodbridge entered into an agreement with Mr. Scanlon pursuant to which Mr. Scanlon provided certain services to Woodbridge through December 31, 2008 and, in consideration for his provision of such services, Woodbridge paid an aggregate of approximately $170,000 and provided certain benefits to Mr. Scanlon during that period.

DIRECTOR COMPENSATION

Woodbridge’s compensation committee recommends director compensation to Woodbridge’s board based on factors it considers appropriate and based on the recommendations of management. Currently, each non-employee director receives $100,000 per year for his service on Woodbridge’s board, payable in cash, restricted stock or non-qualified stock options, in such combinations as the director may elect, provided that no more than $50,000 may be paid in cash. The restricted stock and stock options are granted in Woodbridge’s Class A Common Stock under Woodbridge’s Amended and Restated 2003 Stock Incentive Plan. Restricted stock vests monthly over a 12-month service period beginning on July 1 of each year and stock options are fully vested on the date of grant, have a ten-year term and have an exercise price equal to the closing market price of a share of Woodbridge’s Class A Common Stock on the date of grant. The number of stock options and restricted stock granted is determined by Woodbridge based on assumptions and formulas typically used to value these types of securities. In addition to compensation paid to directors for their service on the board generally, Woodbridge also provides compensation to directors for their service on the board’s committees. Currently, this compensation is comprised of the following. Each member of the audit committee, other than its Chairman, receives an annual fee of $10,000 for his service on that committee. The Chairman of the audit committee receives an annual fee of $15,000 for his service as Chairman. The Chairman of the compensation committee and the Chairman of the nominating and corporate governance committee each receive an annual fee of $3,500 for their service as Chairmen. Other than the Chairmen, members of the compensation committee and the nominating and corporate governance committee do not receive additional compensation for their service on those committees. Each non-management director who serves on the investment committee receives an annual fee of $15,000. Directors who are also officers of Woodbridge do not receive additional compensation for their service as directors or for attendance at board or committee meetings.

Director Compensation — 2008

The following table sets forth certain information regarding the compensation paid to Woodbridge’s non-employee directors for their service during the fiscal year ended December 31, 2008.

					Change
					in Pension
					Value and
					Nonqualified
				Non-Equity	Deferred
	Fees Earned or	Stock	Option	Incentive Plan	Compensation	All Other
Name	Paid in Cash	Awards(1)(3)	Awards(2)(3)	Compensation	Earnings	Compensation	Total

James Blosser	$53,500	$—	$50,817	$—	$—	$—	$104,317
Darwin Dornbush	49,708	50,000	—	—	—	—	99,708
S. Lawrence Kahn, III	63,500	35,000	15,246	—	—	—	113,746
Alan J. Levy	50,000	50,000	—	—	—	—	100,000
Joel Levy	65,004	25,000	25,410	—	—	—	115,414
William R. Nicholson	75,000	—	50,817	—	—	—	125,817
William Scherer	50,000	50,000	—	—	—	—	100,000

(1)	All restricted stock are shares of Woodbridge’s Class A Common Stock. The amount represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), without taking into account an estimate of forfeitures related to service-based vesting, of restricted stock grants, including amounts from awards granted prior to 2008. Assumptions used in the calculation of these amounts are included in footnote 6 to Woodbridge’s audited financial statements for the fiscal year ended December 31, 2008 included elsewhere in this joint proxy statement/prospectus. There were no forfeitures during 2008. The grant date fair value of the restricted stock awards granted in 2008 computed in accordance with FAS 123(R) was $50,000 for each of Messrs. Dornbush, Alan J. Levy and Scherer, $35,000 for Mr. Kahn and $25,000 for Mr. Joel Levy.

(2)	All options are to purchase shares of Woodbridge’s Class A Common Stock. The amount represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), without taking into account an estimate of forfeitures related to service-based vesting, of stock option grants, including amounts from awards granted prior to 2008. Assumptions used in the calculation of these amounts are included in footnote 6 to Woodbridge’s audited financial statements for the fiscal year ended December 31, 2008 included elsewhere in this joint proxy statement/prospectus. There were no forfeitures during 2008. The grant date fair value of the stock option awards computed in accordance with FAS 123(R) was $50,817 for each of Messrs. Blosser and Nicholson, $15,246 for Mr. Kahn and $25,410 for Mr. Joel Levy.

(3)	The table below sets forth the aggregate number of shares of restricted stock and the aggregate number of stock options held by each non-employee director as of December 31, 2008. All restricted stock awards are in shares of Woodbridge’s Class A Common Stock, and all stock options are options to purchase shares of Woodbridge’s Class A Common Stock.

Name	Restricted Stock	Stock Options

James Blosser	—	19,176
Darwin Dornbush	3,732	4,286
S. Lawrence Kahn, III	2,612	7,827
Alan J. Levy	3,732	2,762
Joel Levy	1,866	11,435
William Nicholson	—	18,834
William Scherer	3,732	5,497

AUDIT COMMITTEE REPORT

The following report of Woodbridge’s audit committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Woodbridge filing under the Securities Act or the Exchange Act, except to the extent Woodbridge specifically incorporates this report by reference therein.

Woodbridge’s audit committee held eight meetings during 2008. These meetings were designed, among other things, to facilitate and encourage communication among the audit committee and Woodbridge’s management, internal auditors and independent auditors for 2008, PricewaterhouseCoopers LLP (“PwC”), and to monitor compliance matters. Woodbridge’s audit committee discussed with Woodbridge’s internal auditors and PwC the overall scope and plans for their respective audits and met with the internal auditors and PwC, with and without management present, to discuss the results of their examinations and their evaluations of the Company’s internal controls. Woodbridge’s audit committee has selected PwC as Woodbridge’s independent auditors for 2009.

Woodbridge’s audit committee reviewed and discussed Woodbridge’s audited consolidated financial statements for the fiscal year ended December 31, 2008 with Woodbridge’s management and internal auditors and PwC.

Management has primary responsibility for Woodbridge’s financial statements and the overall reporting process, including Woodbridge’s system of internal controls. PwC audits the annual financial statements prepared by management, expresses an opinion as to whether those financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Woodbridge in conformity with accounting principles generally accepted in the United States of America and discusses with Woodbridge’s audit committee their independence and any other matters that they are required to discuss with Woodbridge’s audit committee or that they believe should be raised with it. Woodbridge’s audit committee oversees these processes, although it must rely on information provided to it and on the representations made by management and PwC.

Woodbridge’s audit committee discussed with PwC the matters required to be discussed with audit committees under generally accepted auditing standards, including, among other things, matters related to the conduct of the audit of Woodbridge’s consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Woodbridge’s audit committee also received from PwC the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC’s communications with Woodbridge’s audit committee concerning independence, and Woodbridge’s audit committee discussed with PwC its independence from Woodbridge. When considering PwC’s independence, Woodbridge’s audit committee generally considers whether PwC’s provision of services to Woodbridge beyond those rendered in connection with its audit and review of Woodbridge’s consolidated financial statements, if any, was compatible with maintaining PwC’s independence. Woodbridge’s audit committee also reviewed, among other things, the amount of fees paid to PwC for audit and non-audit services.

Based on these reviews, meetings, discussions and reports, Woodbridge’s audit committee recommended to Woodbridge’s board that Woodbridge’s audited consolidated financial statements for the fiscal year ended December 31, 2008 be included in Woodbridge’s Annual Report on Form 10-K for the year ended December 31, 2008.

Submitted by the Members of Woodbridge’s Audit Committee:
Joel Levy, Chairman
S. Lawrence Kahn, III
William R. Nicholson

FEES TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2008 AND 2007

The following table presents fees for professional services rendered by PwC for the audit of Woodbridge’s annual consolidated financial statements for fiscal 2008 and 2007 and fees billed for audit-related services, tax services and all other services rendered by PwC for fiscal 2008 and 2007.

	Fiscal 2008	Fiscal 2007
(In thousands)

Audit fees(1)	$715	$1,197
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

(1)	Includes fees for services related to Woodbridge’s annual financial statement audits, the 2008 and 2007 audits of the effectiveness of Woodbridge’s internal control over financial reporting and the review of quarterly financial statements filed in Woodbridge’s Quarterly Reports on Form 10-Q. The fiscal 2007 amount also includes fees relating to services performed by PwC with respect to Woodbridge’s 2007 rights offering, the amendments to Woodbridge’s Annual Report on Form 10-K/A for the year ended December 31, 2006 and Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007 and the November 9, 2007 bankruptcy filing of Levitt and Sons and substantially all of its subsidiaries.

Under its charter, Woodbridge’s audit committee must review and pre-approve both audit and permitted non-audit services provided by the independent registered public accounting firm and shall not engage the independent registered public accounting firm to perform any non-audit services prohibited by law or regulation. Additionally, Woodbridge’s audit committee must determine whether the independent registered public accounting firm’s provision of services other than audit services, if any, is compatible with maintaining that firm’s independence. Each year, the independent registered public accounting firm’s retention to audit

Woodbridge’s financial statements, including the associated fee, is approved by Woodbridge’s audit committee. Under its current practices, Woodbridge’s audit committee does not regularly evaluate potential engagements of the independent registered public accounting firm and approve or reject such potential engagements. At each of its meetings, Woodbridge’s audit committee receives updates on the services actually provided by the independent registered public accounting firm, and management may present additional services for pre-approval. Woodbridge’s audit committee may delegate to the Chairman of the committee the authority to evaluate and approve engagements on behalf of the committee in the event that a need arises for pre-approval between regular meetings. If the Chairman so approves any such engagements, he will report that approval to the full committee at the next meeting.

Woodbridge’s audit committee has determined that the provision of the services described above is compatible with maintaining the independent registered public accounting firm’s independence.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders

The following table sets forth, as of July 2, 2009, certain information as to Woodbridge’s Class A Common Stock and Class B Common Stock beneficially owned by persons owning in excess of 5% of the outstanding shares of such stock. Management knows of no person, except as listed below, who beneficially owned more than 5% of the outstanding shares of Woodbridge’s Class A Common Stock or Class B Common Stock as of July 2, 2009. Except as otherwise indicated, the information provided in the following table was obtained from filings with the SEC and with Woodbridge pursuant to the Exchange Act. Addresses provided are those listed in the filings as the address of the person authorized to receive notices and communications. For purposes of the table below and the table set forth under “Security Ownership of Management,” in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of any shares of Woodbridge’s Class A Common Stock or Class B Common Stock (1) over which he, she or it has or shares, directly or indirectly, voting or investment power, or (2) of which he, she or it has the right to acquire beneficial ownership at any time within 60 days after July 2, 2009. As used herein, “voting power” is the power to vote, or direct the voting of, shares and “investment power” includes the power to dispose, or direct the disposition of, such shares. Unless otherwise noted, each beneficial owner has sole voting and sole investment power over the shares beneficially owned.

		Amount and
		Nature of
		Beneficial
Title of Class	Name and Address of Beneficial Owner	Ownership		Percent of Class

Class A Common Stock	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	3,735,391	(1)	23.6	%(1)

	Prescott Group Capital Management, L.L.C. 1924 S. Utica, #1120 Tulsa, Oklahoma 74104	3,712,351	(2)	22.3%

	Pennant Capital Management, LLC 40 Main Street Chatham, NY 07928	3,577,952	(3)	21.5%

	Robert E. Robotti c/o Robotti & Company, Incorporated 52 Vanderbilt Avenue 4th Floor New York, New York 10017	912,033	(4)	5.5%

Class B Common Stock	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	243,807	(1)	100%

(1)	Woodbridge’s Class B Common Stock is convertible on a share-for-share basis into Woodbridge’s Class A Common Stock at any time at BFC’s discretion. The 243,807 shares of Woodbridge’s Class B Common Stock held by BFC are not separately included in the Class A Common Stock ownership amount for BFC, but are included for the purposes of calculating the percent of Woodbridge’s Class A Common Stock beneficially owned by BFC. BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock representing 74.2% of the total voting power of BFC. Mr. Levan serves as Chairman and Chief Executive Officer of Woodbridge and Chairman, President and Chief Executive Officer of BFC. Mr. Abdo serves as Vice Chairman of each of Woodbridge and BFC.

(2)	Prescott Group Capital Management, L.L.C has sole voting and dispositive power over all shares listed.

(3)	Pennant Capital Management, LLC and Alan Fournier have shared voting and shared dispositive power over all shares listed.

(4)	Robert E. Robotti has sole voting and dispositive power over 980 of such shares and shared voting and dispositive power over the remaining 911,053 of such shares with certain of his affiliates.

Security Ownership of Management

Listed in the table below are the outstanding shares of Woodbridge’s Class A Common Stock and Class B Common Stock beneficially owned as of July 2, 2009 by (i) each Woodbridge Named Executive Officer, (ii) each of Woodbridge’s directors as of such date and (iii) Woodbridge’s directors and executive officers as of such date as a group. Unless otherwise noted, the address of all parties listed below is 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

	Class A	Class B	Percent of	Percent of
	Common Stock	Common Stock	Class A	Class B
	Ownership	Ownership	Common Stock	Common Stock

BFC Financial Corporation(1)	3,735,391	243,807	23.6%	100%
Alan B. Levan(1)(2)(3)(4)	3,767,215	243,807	23.8%	100%
John E. Abdo(1)(2)(3)(4)	3,761,316	243,807	23.7%	100%
Seth M. Wise(3)(4)	7,043	—	*	—
John K. Grelle	—	—	—	—
Patrick M. Worsham(5)	—	—	—	—
George P. Scanlon(5)	—	—	—	—
James J. Blosser(4)	19,176	—	*	—
Darwin C. Dornbush(4)	14,433	—	*	—
S. Lawrence Kahn, III(4)	15,583	—	*	—
Alan Levy(4)	14,925	—	*	—
Joel Levy(4)	17,738	—	*	—
William R. Nicholson(4)	28,907	—	*	—
William R. Scherer(4)(6)	43,403	—	*	—
All directors and executive officers
of Woodbridge as of July 2, 2009 as a group (11 persons)(1)(7)	3,954,348	243,807	24.8%	100%

*	Less than one percent of class.

(1)	Woodbridge’s Class B Common Stock is convertible on a share-for-share basis into Woodbridge’s Class A Common Stock at any time at BFC’s discretion. BFC may be deemed to be controlled by Messrs. Levan and Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock representing 74.2% of the total voting power of BFC. Mr. Levan serves as Chairman and Chief Executive Officer of Woodbridge and Chairman, President

and Chief Executive Officer of BFC. Mr. Abdo serves as Vice Chairman of each of Woodbridge and BFC. The 243,807 shares of Woodbridge’s Class B Common Stock held by BFC are not separately included in the “Class A Common Stock Ownership” of BFC, Messrs. Levan and Abdo or Woodbridge’s directors and executive officers as a group, but are included for the purposes of calculating the percent of Woodbridge’s Class A Common Stock beneficially owned by each of BFC, Messrs. Levan and Abdo and Woodbridge’s directors and executive officers as a group.

(2)	Includes, for each of Messrs. Levan and Abdo, the 3,735,391 shares of Woodbridge’s Class A Common Stock and 243,807 shares of Woodbridge’s Class B Common Stock owned by BFC. The Class A Common Stock ownership of Messrs. Levan and Abdo also includes their indirect ownership of 18 shares and 6,104 shares, respectively.

(3)	Includes beneficial ownership of shares of Woodbridge’s Class A Common Stock held in the BankAtlantic Security Plus Plan as a result of BankAtlantic Bancorp’s previous ownership of Woodbridge prior to the 2003 spin-off of Woodbridge as follows: Mr. Levan — 2,998 shares; Mr. Abdo — 1,821 shares; and Mr. Wise — 18 shares.

(4)	Includes beneficial ownership of the following shares of Woodbridge’s Class A Common Stock which may be acquired within 60 days pursuant to stock options: Mr. Levan — 12,000 shares; Mr. Abdo — 18,000 shares; Mr. Wise — 6,000 shares; Mr. Dornbush — 4,286 shares; Mr. Alan J. Levy — 2,762 shares; Mr. Joel Levy — 11,435 shares; Mr. Blosser — 19,176 shares; Mr. Nicholson — 18,834 shares; Mr. Scherer — 5,497 shares; and Mr. Kahn — 7,827 shares.

(5)	As described elsewhere throughout this joint proxy statement/prospectus, Mr. Scanlon resigned as Executive Vice President and Chief Financial Officer of Woodbridge, effective January 11, 2008, and Mr. Worsham served as acting Chief Financial Officer and acting Chief Accounting Officer of Woodbridge from January 11, 2008 through May 20, 2008. Accordingly, neither of Messrs. Scanlon or Worsham is currently an executive officer of Woodbridge; however, they are included in the table above because they were both Woodbridge Named Executive Officers for 2008. Based on information in its possession, Woodbridge believes that Mr. Scanlon’s current address is c/o Fidelity National Information Services, 601 Riverside Avenue, Jacksonville, Florida 32204 and that Mr. Worsham’s current address is c/o Tatum LLC, 201 East Kennedy Boulevard, Suite 950, Tampa, Florida 33602.

(6)	Includes 74 shares of Woodbridge’s Class A Common Stock held indirectly though Mr. Scherer’s IRA account and 56 shares of Woodbridge’s Class A Common Stock held indirectly through his wife’s IRA account.

(7)	Includes beneficial ownership of an aggregate of 105,817 shares of Woodbridge’s Class A Common Stock which may be acquired by Woodbridge’s directors and executive officers as of July 2, 2009 within 60 days pursuant to the exercise of outstanding stock options.

WOODBRIDGE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The information contained within this “Woodbridge’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section has been excerpted from Woodbridge’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 19, 2009, and Woodridge’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009. Unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Woodbridge” within this “Information About Woodbridge” section refer to Woodbridge Holdings Corporation and its consolidated subsidiaries.

The objective of the following discussion is to provide an understanding of the financial condition and results of operations of Woodbridge and its wholly-owned subsidiaries as of and for the three months ended March 31, 2009 and 2008 and for the years ended December 31, 2008, 2007 and 2006. We currently engage in business activities through our Land Division, consisting of the operations of Core Communities, which develops master-planned communities, and through our Other Operations segment (“Other Operations”). Other Operations includes the parent company operations of Woodbridge (the “Parent Company”), the consolidated operations of Pizza Fusion, the consolidated operations of Carolina Oak Homes, LLC (“Carolina Oak”), which engaged in homebuilding activities in South Carolina prior to the suspension of those activities in the fourth quarter of 2008, and the activities of Cypress Creek Capital Holdings, LLC (“Cypress Creek Capital”) and Snapper Creek Equity Management, LLC (“Snapper Creek”). Also included in the Other Operations segment are our equity investment in Bluegreen and an investment in Office Depot.

Some of the statements contained or incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve substantial risks and uncertainties. Some of the forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seek” or other similar expressions. Forward-looking statements are based largely on management’s expectations and involve inherent risks and uncertainties. In addition to the risks identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, you should refer to the other risks and uncertainties discussed throughout this document for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the real estate industry and other industries in which the companies we hold investments in operate, while other factors apply directly to us. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including:

•	the impact of economic, competitive and other factors affecting the Company and its operations;

•	the market for real estate in the areas where the Company has developments, including the impact of market conditions on the Company’s margins and the fair value of its real estate inventory;

•	the risk that the value of the property held by Core Communities and Carolina Oak may decline, including as a result of the current downturn in the residential and commercial real estate and homebuilding industries;

•	the impact of the factors negatively impacting the homebuilding and residential real estate industries on the market and values of commercial property;

•	the risk that the downturn in the credit markets may adversely affect Core’s commercial leasing projects, including the ability of current and potential tenants to secure financing which may, in turn, negatively impact long-term rental and occupancy;

•	the risks relating to Core’s dependence on certain key tenants in its commercial leasing projects, including the risk that current adverse conditions and the economy in general and/or adverse developments in the businesses of these tenants could have a negative impact on Core’s financial condition;

•	the risk that the development of parcels and master-planned communities will not be completed as anticipated;

•	continued declines in the estimated fair value of our real estate inventory and the potential for write-downs or impairment charges;

•	the effects of increases in interest rates on us and the availability and cost of credit to buyers of our inventory;

•	the impact of the problems in financial and credit markets on the ability of buyers of our inventory to obtain financing on acceptable terms, if at all, and the risk that we will be unable to obtain financing and to renew existing credit facilities on acceptable terms, if at all;

•	the risks relating to Core’s liquidity, cash position and ability to satisfy required payments under its debt facilities, including the risk that Woodbridge may not provide funding to Core;

•	the risk that we may be required to make accelerated principal payments on our debt obligations due to re-margining or curtailment payment requirements, which may negatively impact our financial condition and results of operations;

•	the Company’s ability to access additional capital on acceptable terms, if at all;

•	risks associated with the securities owned by the Company, including the risk that the Company may record further impairment charges with respect to such securities in the event trading prices continue to decline;

•	the risks associated with the businesses in which the Company holds investments;

•	risks associated with the Company’s business strategy, including the Company’s ability to successfully make investments notwithstanding adverse conditions in the economy and the credit markets;

•	the Company’s success in pursuing strategic alternatives that could enhance liquidity;

•	the impact on the price and liquidity of the Company’s Class A Common Stock and on the Company’s ability to obtain additional capital in the event the Company chooses to de-register its securities; and

•	the Company’s success at managing the risks involved in the foregoing.

Many of these factors are beyond our control. The Company cautions that the foregoing factors are not exclusive.

Executive Overview

We continue to focus on managing our real estate holdings during this challenging period for the real estate industry, and on efforts to bring costs in line with our strategic objectives. We have taken steps to align our staffing levels and compensation with these objectives. Our goal is to pursue acquisitions and investments in diverse industries, including investments in affiliates, using a combination of our cash and stock and third party equity and debt financing. This business strategy may result in acquisitions and investments both within and outside of the real estate industry. We also intend to explore a variety of funding structures which might leverage or capitalize on our available cash and other assets currently owned by us. We may acquire entire businesses, or majority or minority, non-controlling interests in companies. Under this business model, we likely will not generate a consistent earnings stream and the composition of our revenues may vary widely due to factors inherent in a particular investment, including the maturity and cyclical nature of, and market conditions relating to, the business invested in. We expect that net investment gains and other income will depend on the success of our investments as well as overall market conditions. We also intend to pursue strategic initiatives with the goal of enhancing liquidity. These initiatives may include pursuing alternatives to monetize a portion of our interests in certain of Core’s assets through sale, possible joint ventures or other strategic relationships.

Our operations have historically been concentrated in the real estate industry which is cyclical in nature. Our largest subsidiary is Core Communities, a developer of master-planned communities, which sells land to residential builders as well as to commercial developers, and internally develops, constructs and leases income producing commercial real estate. In addition, our Other Operations segment includes an equity investment in Bluegreen, a NYSE-listed company, which represents approximately 31% of Bluegreen’s outstanding common stock, and a cost method investment in Office Depot, a NYSE-listed company in which we own less than 1% of the outstanding common stock. Bluegreen is engaged in the acquisition, development, marketing and sale of ownership interests in primarily “drive-to” vacation resorts, and the development and sale of golf communities and residential land. We are currently working with Bluegreen Corporation to explore avenues in assisting Bluegreen in obtaining liquidity in the securitization of their receivables, which may include, among other potential alternatives, Woodbridge forming a broker dealer to raise capital through private or public offerings. Our Other Operations segment also includes the operations of Pizza Fusion, which is a restaurant franchise operating within the quick service and organic food industries, and the activities of Carolina Oak, which engaged in homebuilding activities at Tradition Hilton Head prior to the suspension of those activities in the fourth quarter of 2008.

Financial and Non-Financial Metrics

We evaluate our performance and prospects using a variety of financial and non-financial metrics. The key financial metrics utilized to evaluate historical operating performance include revenues from sales of real estate, margin (which we measure as revenues from sales of real estate minus cost of sales of real estate), margin percentage (which we measure as margin divided by revenues from sales of real estate), income before taxes, net income and return on equity. We also continue to evaluate and monitor selling, general and administrative expenses as a percentage of revenue. In evaluating our future prospects, management considers non-financial information such as acres in backlog (which we measure as land subject to an executed sales contract) and the aggregate value of those contracts. Additionally, we monitor the number of properties remaining in inventory and under contract to be purchased relative to our sales and development trends. Our ratio of debt to shareholders’ equity and cash requirements are also considered when evaluating our future prospects, as are general economic factors and interest rate trends. Each of the above metrics is discussed in the following sections as it relates to our operating results, financial position and liquidity. These metrics are not an exhaustive list, and management may from time to time utilize different financial and non-financial information or may not use all of the metrics mentioned above.

Going forward, under the terms and conditions of the new executive compensation program, all of the Company’s investments are or will be held by individual limited partnerships or other legal entities established for such purpose. The executive officer participants may have interests tied both to the performance of a particular investment as well as interests relating to the performance of the portfolio of investments as a whole. The Company will evaluate these investments based on certain performance criteria and other financial metrics established by the Company in its capacity as investor in the program.

Land Division Overview

Core Communities develops master-planned communities and is currently developing Tradition, Florida, which is located in Port St. Lucie, Florida, and Tradition Hilton Head, which is located in Hardeeville, South Carolina. Tradition, Florida encompasses approximately 8,200 total acres. Core has sold approximately 1,800 acres to date and has approximately 3,800 net saleable acres remaining in inventory. No acres were subject to sales contracts as of March 31, 2009. Tradition Hilton Head encompasses approximately 5,400 total acres, of which 175 acres have been sold to date. Approximately 2,800 net saleable acres are remaining at Tradition Hilton Head. No acres were subject to sales contracts as of March 31, 2009. Acres sold to date in Tradition Hilton Head include the intercompany sale of 150 acres owned by Carolina Oak.

We plan to continue to focus on our Land Division’s commercial operations through sales to developers and the internal development of certain projects for leasing to third parties. Core is currently pursuing the sale of two of its commercial leasing projects. Conditions in the commercial real estate market have deteriorated and financing is not as readily available in the current market, which may adversely impact both Core’s ability to complete sales and the profitability of any sales.

In addition, the overall slowdown in the real estate markets and disruptions in credit markets continue to have a negative effect on demand for residential land in our Land Division which historically was partially mitigated by increased commercial leasing revenue. Traffic at both the Tradition, Florida and Tradition Hilton Head information centers remains slow, reflecting the overall state of the real estate market.

Other Operations Overview

Other Operations consist of the operations of our Parent Company, Carolina Oak, and Pizza Fusion, activities through Cypress Creek Capital and Snapper Creek, our equity investment in Bluegreen and an investment in Office Depot.

During 2008, we began evaluating our investment in Bluegreen for other-than-temporary impairment in accordance with Financial Accounting Standards Board (“FASB”) Staff Position FAS 115-1/FAS 124-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments”, Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, and Securities and Exchange Commission Staff Accounting Bulletin No. 59 as the fair value of the Bluegreen stock had fallen below the carrying value of our investment in Bluegreen. We analyzed various quantitative and qualitative factors including our intent and ability to hold the investment, the severity and duration of the impairment and the prospects for the improvement of fair value. The Company valued Bluegreen’s common stock using a market approach valuation technique and Level 1 valuation inputs under SFAS No. 157. As a result of the impairment evaluations performed in the third and fourth quarters of 2008, we recorded other-than-temporary impairments of $53.6 million and $40.8 million for the quarters ended September 30, 2008 and December 31, 2008, respectively.

We again performed an impairment review of our investment in Bluegreen as of March 31, 2009 and, as part of that review, evaluated various qualitative and quantitative factors relating to the performance of Bluegreen and its current stock price. As a result of the evaluation, based on, among other things, the continued decline of Bluegreen’s common stock price, we determined that an other-than-temporary impairment was necessary and, accordingly, recorded a $20.4 million impairment charge (calculated based upon the $1.74 closing price of Bluegreen’s common stock on the New York Stock Exchange on March 31, 2009) and adjusted the carrying value of our investment in Bluegreen to its fair value of $16.6 million at March 31, 2009. On May 7, 2009, the closing price of Bluegreen’s common stock was $1.75 per share.

During December 2008, we performed an impairment analysis of our investment in Office Depot’s common stock. We concluded that there was an other-than-temporary impairment associated with our investment in Office Depot based on the severity of the decline of the fair value of our investment, the length of time the stock price had been below the carrying value of our investment, the continued decline in the overall economy and credit markets, and the unpredictability of the recovery of Office Depot’s stock price. Accordingly, we recorded an other-than-temporary impairment charge of approximately $12.0 million representing the difference of the average cost of $11.33 per share and the fair value of $2.98 per share as of December 31, 2008 multiplied by the number of shares of Office Depot common stock owned by us at that date. Further, we performed an impairment analysis at March 31, 2009 and, based on, among other factors, the continued decline of Office Depot’s stock price, we determined that an additional other-than-temporary impairment charge was required. As a result, we recorded a $2.4 million impairment charge relating to our investment in Office Depot in the three months ended March 31, 2009, which decreased the carrying value of our investment in Office Depot from $4.3 million as of December 31, 2008 to $1.9 million as of March 31, 2009. On May 7, 2009, the closing price of Office Depot’s common stock was $3.45 per share.

Critical Accounting Policies and Estimates

Management views critical accounting policies as accounting policies that are important to the understanding of our financial statements and also involve estimates and judgments about inherently uncertain matters. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of financial condition and assumptions that affect the recognition of revenues and expenses on the consolidated statements of operations for the periods presented. These estimates require the exercise of judgment, as future events cannot be determined with certainty. Material estimates that are particularly susceptible to significant change in subsequent periods relate to revenue and cost recognition on percent complete projects, reserves and accruals, impairment reserves of assets, valuation of real estate, estimated costs to complete construction, reserves for litigation and contingencies and deferred tax valuation allowances. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates if conditions change or if certain key assumptions used in making these estimates ultimately prove to be materially incorrect.

We have identified the following accounting policies that management views as critical to the accurate portrayal of our financial condition and results of operations.

Loss in excess of investment in Levitt and Sons

Under ARB No. 51, consolidation of a majority-owned subsidiary is precluded where control does not rest with the majority owners. Under these rules, legal reorganization or bankruptcy represents conditions which can preclude consolidation or equity method accounting as control rests with the Bankruptcy Court, rather than the majority owner. As described elsewhere in this document, Levitt and Sons, our wholly-owned subsidiary, filed a petition for bankruptcy on November 9, 2007. Accordingly, we deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations from our financial results of operations. In accordance with ARB No. 51, we followed the cost method of accounting to record our interest in Levitt and Sons. As discussed throughout this document, on February 20, 2009, the Bankruptcy Court entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Official Committee of Unsecured Creditors. That order also approved the settlement pursuant to the settlement agreement that was entered into on June 27, 2008. No appeal or rehearing of the Bankruptcy Court’s order was timely filed by any party, and the settlement was consummated on March 3, 2009, at which time, payment was made in accordance with the terms and conditions of the settlement agreement. Under cost method accounting, the cost of settlement and the related $52.9 million liability (less $500,000 which was determined as the settlement holdback and remained as an accrual pursuant to the settlement agreement, as amended) was recognized into income in the first quarter of 2009, resulting in a $40.4 million gain on settlement of investment in subsidiary.

Fair Value Measurements

Effective January 1, 2008, we partially adopted the provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which requires us to disclose the fair value of our investments in unconsolidated trusts and equity securities, including our investments in Bluegreen and Office Depot. Under this standard, fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). In determining fair value, we are sometimes required to use various valuation techniques. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1.  Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2.  Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.  Unobservable inputs, when there is little or no market data, which require the reporting entity to develop its own assumptions.

When valuation techniques, other than those described as Level 1 are utilized, management must make estimations and judgments in determining the fair value for its investments. The degree to which management’s estimation and judgment is required is generally dependent upon the market pricing available for the investments, the availability of observable inputs, the frequency of trading in the investments and the investment’s complexity. If we make different judgments regarding unobservable inputs, we could potentially reach different conclusions regarding the fair value of our investments.

Investments

We determine the appropriate classifications of investments in equity securities at the acquisition date and re-evaluate the classifications at each balance sheet date. For entities where we are not deemed to be the primary beneficiary under FIN No. 46(R) or in which we have less than a controlling financial interest evaluated under AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures” or Emerging Issues Task Force No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”, these entities are accounted for using the equity or cost method of accounting. Typically, the cost method is used if we own less than 20% of the investee’s stock and the equity method is used if we own more than 20% of the investee’s stock. However, we have concluded that the percentage ownership of stock is not the sole determinant in applying the equity or the cost method, but the significant factor is whether the investor has the ability to significantly influence the operating and financial policies of the investee.

Equity Method

We follow the equity method of accounting to record our interests in entities in which we do not own the majority of the voting stock or record our investment in VIEs in which we are not the primary beneficiary. These entities consist of Bluegreen Corporation and statutory business trusts. The statutory business trusts are VIEs in which we are not the primary beneficiary. Under the equity method, the initial investment in a joint venture is recorded at cost and is subsequently adjusted to recognize our share of the joint venture’s earnings or losses. Distributions received and other-than-temporary impairments reduce the carrying amount of the investment.

Cost Method

We use the cost method for investments where we own less than a 20% interest and do not have the ability to significantly influence the operating and financial policies of the investee in accordance with relative accounting guidance. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires us to designate our securities as held to maturity, available for sale, or trading, depending on our intent with regard to our investments at the time of purchase. There are currently no securities classified as held to maturity or trading.

Impairment

Securities classified as available-for-sale are carried at fair value with net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss), but do not impact our results of operations. Changes in fair value are taken to income when a decline in value is considered other-than-temporary.

We review our equity and cost method investments quarterly for indicators of other-than-temporary impairment in accordance with FSP FAS 115-1/FAS 124-1 and SAB No. 59. This determination requires significant judgment in which we evaluate, among other factors, the fair market value of the investments, general market conditions, the duration and extent to which the fair value of the investment is less than cost, and our intent and ability to hold the investment until it recovers. We also consider specific adverse conditions related to the financial health of, and business outlook for, the investee, including industry and sector performance, rating agency actions, changes in operational and financing cash flow factors. If a decline in the fair value of the investment is determined to be other-than-temporary, an impairment charge is recorded to reduce the investment to its fair value and a new cost basis in the investment is established.

Goodwill and Intangible Assets

We recorded certain intangible assets in connection with our acquisition of Pizza Fusion. Intangible assets consist primarily of franchise contracts which were valued using a discounted cash flow methodology and are amortized over the average life of the franchise contracts. The estimates of useful lives and expected cash flows require us to make significant judgments regarding future periods that are subject to outside factors. In accordance with SFAS No. 144, we evaluate when events and circumstances indicate that assets may be impaired and when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The carrying value of these assets is dependent upon estimates of future earnings that we expect to generate. If cash flows decrease significantly, intangible assets may be impaired and would be written down to their fair value.

On at least an annual basis, we conduct a review of our goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), to determine whether the carrying value of goodwill exceeds the fair market value using a discounted cash flow methodology. In the year ended December 31, 2006, we conducted an impairment review of the goodwill related to our Tennessee Homebuilding segment, the operations of which were comprised of the activities of Bowden Building Corporation, which we acquired in 2004. We used a discounted cash flow methodology to determine the amount of impairment resulting in completely writing off goodwill of approximately $1.3 million in the year ended December 31, 2006. The write-off is included in other expenses in the consolidated statements of operations.

Revenue Recognition

Revenue and all related costs and expenses from house and land sales are recognized at the time that closing has occurred, when title and possession of the property and the risks and rewards of ownership transfer to the buyer, and when we do not have a substantial continuing involvement in accordance with SFAS No. 66, “Accounting for Sales of Real Estate” (“SFAS 66”). In order to properly match revenues with expenses, we estimate construction and land development costs incurred and to be incurred, but not paid at the time of closing. Estimated costs to complete are determined for each closed home and land sale based upon historical data with respect to similar product types and geographical areas and allocated to closings along with actual costs incurred based on a relative sales value approach. To the extent the estimated costs to complete have significantly changed, we will adjust cost of sales in the current period for the impact on cost of sales of previously sold homes and land to ensure a consistent margin of sales is maintained.

Revenue is recognized for certain land sales on the percentage-of-completion method when the land sale takes place prior to all contracted work being completed. Pursuant to the requirements of SFAS 66, if the seller has a continuing involvement with the property and does not transfer substantially all of the risks and rewards of ownership, profit is recognized based on the nature and extent of the seller’s continuing involvement. In the case of our land sales, this involvement typically consists of final development activities. We recognize revenue and related costs as work progresses using the percentage-of-completion method, which relies on estimates of total expected costs to complete required work. Revenue is recognized in proportion to the percentage of total costs incurred in relation to estimated total costs at the time of sale. Actual revenues and costs to complete construction in the future could differ from our current estimates. If our estimates of development costs remaining to be completed and relative sales values are significantly different from actual amounts, then our revenues, related cumulative profits and costs of sales may be revised in the period that estimates change.

Other revenues consist primarily of rental property income, marketing revenues, irrigation service fees, and title and mortgage revenue. Irrigation service connection fees are deferred and recognized systematically over the life of the irrigation plant. Irrigation usage fees are recognized when billed as the service is performed. Rental property income consists of rent revenue from long-term leases of commercial property. We review all new leases in accordance with SFAS No. 13 “Accounting for Leases”. If the lease contains fixed escalations for rent, free-rent periods or upfront incentives, rental revenue is recognized on a straight-line basis over the life of the lease.

Effective January 1, 2006, Bluegreen adopted AICPA Statement of Position 04-02, “Accounting for Real Estate Time-Sharing Transactions” (“SOP 04-02”). This Statement amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects” (“FAS No. 67”), to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-02. Bluegreen’s adoption of SOP 04-02 resulted in a one-time, non-cash, cumulative effect of change in accounting principle charge of $4.5 million to Bluegreen for the year ended December 31, 2006, and accordingly reduced the earnings in Bluegreen recorded by us by approximately $1.4 million for the same period.

Income Taxes

We record income taxes using the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the financial statement and income tax basis of our assets and liabilities. We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated statements of financial condition. The recording of a net deferred tax asset assumes the realization of such asset in the future. Otherwise, a valuation allowance must be recorded to reduce this asset to its net realizable value. We consider future pretax income and ongoing prudent and feasible tax strategies in assessing the need for such a valuation allowance. In the event that we determine that we may not be able to realize all or part of the net deferred tax asset in the future, a valuation allowance for the deferred tax asset is charged against income in the period such determination is made. See the section above entitled “Information About Woodbridge — Business — Recent Developments” for a description of the shareholder rights plan we adopted in September 2008 which is aimed at preserving our ability to use our net operating loss carryforwards to offset future taxable income.

We file a consolidated Federal and Florida income tax return. Separate state returns are filed by subsidiaries that operate outside the state of Florida. Even though Levitt and Sons and its subsidiaries have been deconsolidated from Woodbridge for financial statement purposes, they continue to be included in our Federal and Florida consolidated tax returns until the discharge of Levitt and Sons from bankruptcy. See note 21 to our audited consolidated financial statements for information regarding the bankruptcy filing of Levitt and Sons. As a result of the deconsolidation of Levitt and Sons, all of Levitt and Sons’ net deferred tax assets are no longer presented in the consolidated statement of financial condition at December 31, 2008 but remain a part of Levitt and Sons’ condensed consolidated financial statements at December 31, 2008 and accordingly will be part of the tax return.

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109” (“FIN 48”), on January 1, 2007. FIN 48 provides guidance on recognition, measurement, presentation and disclosure in financial statements of uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 substantially changes the accounting policy for uncertain tax positions. As a result of the implementation of FIN 48, we recognized a decrease of $260,000 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. At December 31, 2008 and 2007, we had gross tax-affected unrecognized tax benefits of $2.4 million, of which $0.2 million, if recognized, would affect the effective tax rate.

Consolidated Results of Operations for the Three Months Ended March 31, 2009 and 2008

	Three Months Ended March 31,
	2009	2008	Change
	(In thousands)

Revenues:
Sales of real estate	$1,427	154	1,273
Other revenues	2,890	2,964	(74)

Total revenues	4,317	3,118	1,199

Costs and expenses:
Cost of sales of real estate	693	28	665
Selling, general and administrative expenses	10,754	12,627	(1,873)
Interest expense	2,773	3,024	(251)

Total costs and expenses	14,220	15,679	(1,459)

Earnings from Bluegreen Corporation	6,336	526	5,810
Impairment of investment in Bluegreen Corporation	(20,401)	—	(20,401)
Impairment of other investments	(2,396)	—	(2,396)
Gain on settlement of investment in subsidiary	40,369	—	40,369
Interest and other income	566	1,604	(1,038)

Income (loss) before income taxes and noncontrolling interest	14,571	(10,431)	25,002
(Provision) benefit for income taxes	—	—	—

Net income (loss)	14,571	(10,431)	25,002
Add: Net loss attributable to noncontrolling interest	204	—	204

Net income (loss) attributable to Woodbridge	$14,775	(10,431)	25,206

Consolidated net income was $14.8 million for the three months ended March 31, 2009, as compared to a consolidated net loss of $10.4 million for the same 2008 period. The increase in net income for the quarter ended March 31, 2009 was mainly associated with the reversal into income of the loss in excess of investment in Levitt and Sons after Levitt and Sons’ bankruptcy was finalized. The reversal resulted in a $40.4 million gain in the first quarter of 2009. Additionally, earnings from Bluegreen were higher in the quarter ended March 31, 2009 compared to the same period in 2008. These increases were offset in part by impairment charges on our investments of approximately $22.8 million recorded in the quarter ended March 31, 2009.

Sales of real estate

The table below summarizes sales of real estate by segment:

	Three Months Ended March 31,
	2009	2008	Change
	(In thousands)

Land Division	$1,427	154	1,273
Other Operations	—	—	—

Consolidated	$1,427	154	1,273

Revenues from sales of real estate increased to $1.4 million for the quarter ended March 31, 2009 from $154,000 for the same 2008 period. Revenues from sales of real estate for the quarters ended March 31, 2009 and 2008 were comprised of land sales, recognition of deferred revenue and revenue related to incremental revenue received from homebuilders based on the final resale price to the homebuilders’ customer (“look back revenue”). During the quarter ended March 31, 2009, our Land Division sold approximately 10 acres generating revenues of approximately $650,000, compared to the sale of one lot encompassing less than one acre, which generated revenues of approximately $73,000, net of deferred revenue, in the same 2008 period. Look back revenues for the quarter ended March 31, 2009 were approximately $23,000 compared to approximately $71,000 in the same 2008 period. Additionally, our Land Division recognized deferred revenue on previously sold land of approximately $754,000 for the quarter ended March 31, 2009, compared to approximately $10,000 in the same 2008 period.

Other revenues

The table below summarizes other revenues by segment:

	Three Months Ended March 31,
	2009	2008	Change
	(In thousands)

Land Division	$2,277	2,705	(428)
Other Operations	622	259	363
Eliminations	(9)	—	(9)

Consolidated	$2,890	2,964	(74)

Other revenues in the quarter ended March 31, 2009 remained relatively consistent with the same 2008 period. The decrease in Land Division revenues was primarily due to lower impact fees associated with a decrease in building permits requested for new construction, and straight line rent amortization associated with tenant improvement reimbursements. These decreases were partially offset by an increase in rental revenues in the Land Division due to additional tenants and an increase in other revenues in Other Operations as franchise revenues related to Pizza Fusion were recorded in the quarter ended March 31, 2009. No franchise revenues were recorded in the quarter ended March 31, 2008.

Cost of sales of real estate

The table below summarizes cost of sales of real estate by segment:

	Three Months Ended March 31,
	2009	2008	Change
	(In thousands)

Land Division	$693	28	665
Other Operations	—	—	—

Consolidated	$693	28	665

Cost of sales of real estate increased $665,000 in the quarter ended March 31, 2009, compared to the same 2008 period due to an increase in sales of real estate in our Land Division. Approximately 10 acres were sold in the quarter ended March 31, 2009, compared to one lot sold of less than one acre in the quarter ended March 31, 2008.

Selling, general and administrative expenses

The table below summarizes selling, general and administrative expenses by segment:

	Three Months Ended
	March 31,
	2009	2008	Change
	(In thousands)

Land Division	$6,247	5,531	716
Other Operations	4,507	7,096	(2,589)

Consolidated	$10,754	12,627	(1,873)

Selling, general and administrative expenses decreased $1.9 million in the quarter ended March 31, 2009, compared to the same 2008 period as we incurred lower compensation, benefits and office related expenses as a result of reductions in force. In Other Operations, insurance costs were significantly lower as no insurance costs related to Levitt and Sons were incurred after the second quarter of 2008. In addition, professional services decreased as during the first quarter of 2008 we incurred costs associated with our investments in equity securities while these costs were not incurred in the quarter ended March 31, 2009. In the Land Division, we experienced an increase in depreciation expense in the first quarter of 2009 compared to the same 2008 period as depreciation expense was not recorded in the first quarter of 2008 while the commercial assets were classified as discontinued operations. These commercial assets were reclassified back to continuing operations during the fourth quarter of 2008. The increase in expenses in the Land Division was partially offset by a decrease in sales and marketing expenses.

Interest expense

The table below summarizes interest expense by segment:

	Three Months Ended March 31,
	2009	2008	Change
	(In thousands)

Land Division	$1,370	993	377
Other Operations	1,403	2,673	(1,270)
Eliminations	—	(642)	642

Consolidated	$2,773	3,024	(251)

Interest expense consists of interest incurred minus interest capitalized. Interest incurred totaled $4.4 million for the three months ended March 31, 2009 and $6.2 million for the same 2008 period. Interest capitalized totaled $1.6 million for the three months ended March 31, 2009 and $3.2 million for the same 2008 period. Interest expense was lower in the quarter ended March 31, 2009 compared to the quarter ended March 31, 2008 primarily as a result of lower interest rates during the 2009 period. At the time of land sales, the capitalized interest allocated to inventory is charged to cost of sales. Cost of sales of real estate for the three months ended March 31, 2009 and 2008 did not include a significant amount of capitalized interest charged to cost of sales of real estate.

Bluegreen reported net income for the three months ended March 31, 2009 of $3.6 million, as compared to $1.4 million for the same 2008 period. Our interest in Bluegreen’s earnings was $6.3 million for the first quarter of 2009 (after the amortization of approximately $5.3 million related to the change in the basis as a result of the impairment charges on this investment) compared to $526,000 for the first quarter of 2008. We review our investment in Bluegreen for impairment on a quarterly basis or as events or circumstances warrant for other-than-temporary declines in value. See Note 8 to our unaudited consolidated financial statements for further details of the impairment analysis of our investment in Bluegreen.

Interest and other income decreased to $566,000 during the three months ended March 31, 2009 from $1.6 million during the same 2008 period. This decrease was related to a decrease in interest income as a result of lower interest rates as well as a decrease in our cash balances for the quarter ended March 31, 2009 compared to the same 2008 period.

The provision for income taxes is estimated to result in an effective tax rate of 0.0% in 2009. The effective tax rate used for the three months ended March 31, 2008 was 0.0%. The 0.0% effective tax rate is a result of recording a valuation allowance for those deferred tax assets that are not expected to be recovered in the future. Due to large losses in the past and expected taxable losses in the foreseeable future, we do not believe at this time that we will have sufficient taxable income of the appropriate character in the future to realize any portion of the net deferred tax asset.

Land Division operational data

	Three Months Ended March 31,
	2009	2008	Change

Acres sold	10	—	10
Margin percentage(a)	51.4%	81.8%	(30.4)%
Unsold saleable acres	6,629	6,679	(50)
Acres subject to sales contracts — Third parties	—	260	(260)
Aggregate sales price of acres subject to sales contracts to third parties	$—	78,488	(78,488)

(a)	Includes revenues from look back provisions and recognition of deferred revenue associated with sales in prior periods.

Due to the nature and size of individual land transactions, our Land Division results have historically fluctuated significantly. Although we have historically realized margins of between approximately 40.0% and 60.0% on Land Division sales, margins on land sales are expected to be below the historical range given the downturn in the real estate markets and the significant decrease in demand. In addition to the impact of economic and market factors, the sales price and margin of land sold varies depending upon: the location; the parcel size; whether the parcel is sold as raw land, partially developed land or individually developed lots; the degree to which the land is entitled; and whether the designated use of the land is residential or commercial. The cost of sales of real estate is dependent upon the original cost of the land acquired, the timing of the acquisition of the land, the amount of land development, and interest and real estate tax costs capitalized to the particular land parcel during active development. Allocations to cost of sales involve significant management judgment and include an estimate of future costs of development, which can vary over time due to labor and material cost increases, master plan design changes and regulatory modifications. Accordingly, allocations are subject to change based on factors which are in many instances beyond management’s control. Future margins will continue to vary based on these and other market factors. If conditions in the real estate markets do not improve or deteriorate further, we may not be able to sell land at prices above our carrying cost or even in amounts necessary to repay our indebtedness.

The value of acres subject to third party sales contracts decreased $78.5 million from March 31, 2008 to March 31, 2009. There was no backlog at March 31, 2009. While the backlog is not an exclusive indicator of future sales activity, it provides an indication of potential future sales activity.

Financial Condition as of March 31, 2009 Compared to December 31, 2008

Our total assets at March 31, 2009 and December 31, 2008 were $524.1 million and $559.3 million, respectively. The change in total assets primarily resulted from:

•	a net decrease in cash and cash equivalents of $30.7 million, primarily related to cash used in operations offset by approximately $25.0 million used for the investment in timed deposits;

•	a decrease in restricted cash of $12.7 million associated with the settlement payment made in connection with the bankruptcy of Levitt and Sons; and

•	a net decrease in our investment in Bluegreen of $13.2 million mainly related to an other-than-temporary impairment charge recorded in the quarter ended March 31, 2009, offset in part by an increase in our equity in earnings from Bluegreen.

Total liabilities at March 31, 2009 and December 31, 2008 were $384.8 million and $439.7 million, respectively. The change in total liabilities primarily resulted from:

•	a net decrease in accounts payable and other accrued liabilities of approximately $1.5 million primarily attributable to the timing of payments to our vendors; and

•	a decrease of $52.9 million associated with the reversal into income of the loss in excess of investment in Levitt and Sons as a result of the Bankruptcy Court’s approval of the Levitt and Sons’ bankruptcy plan.

Consolidated Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

				2008	2007
	Year Ended December 31,			Vs. 2007	Vs. 2006
	2008	2007	2006	Change	Change
	(In thousands, except per share data)

Revenues
Sales of real estate	$13,837	410,115	566,086	(396,278)	(155,971)
Other revenues	11,701	10,458	9,241	1,243	1,217

Total revenues	25,538	420,573	575,327	(395,035)	(154,754)

Costs and expenses
Cost of sales of real estate	12,728	573,241	482,961	(560,513)	90,280
Selling, general and administrative expenses	50,754	117,924	121,151	(67,170)	(3,227)
Interest expense	10,867	3,807	—	7,060	3,807
Other expenses	—	3,929	3,677	(3,929)	252

Total costs and expenses	74,349	698,901	607,789	(624,552)	91,112

Earnings from Bluegreen Corporation	8,996	10,275	9,684	(1,279)	591
Impairment of investment in Bluegreen Corporation	(94,426)	—	—	(94,426)	—
Impairment of other investments	(14,120)	—	—	(14,120)	—
Interest and other income	8,030	11,264	7,844	(3,234)	3,420

Loss before income taxes	(140,331)	(256,789)	(14,934)	116,458	(241,855)
Benefit for income taxes	—	22,169	5,770	(22,169)	16,399

Net loss	$(140,331)	(234,620)	(9,164)	94,289	(225,456)

Basic loss per share(c)	$(7.35)	(30.00)	(2.27)	22.65	(27.73)
Total diluted loss per share(a)(c)	$(7.35)	(30.00)	(2.29)	22.65	(27.71)
Basic weighted average shares outstanding(b)(c)	19,088	7,821	4,045	11,267	3,776
Diluted weighted average shares outstanding(b)(c)	19,088	7,821	4,045	11,267	3,776

(a)	Diluted loss per share takes into account (i) the dilution in earnings we recognize from Bluegreen as a result of outstanding securities issued by Bluegreen that enable the holders thereof to acquire shares of Bluegreen’s common stock and (ii) the dilutive effect of our stock options and restricted stock using the treasury stock method.

(b)	The weighted average number of common shares outstanding in basic and diluted loss per common share for 2006 were retroactively adjusted for a number of shares representing the bonus element arising from the rights offering that closed on October 1, 2007. Under the rights offering, shares of our Class A common stock were issued on October 1, 2007 at a purchase price below the market price of such shares on that date resulting in the bonus element of 1.97%. The number of weighted average shares of Class A common stock was retroactively increased by this percentage for 2006.

(c)	On September 26, 2008, we effected a one-for-five reverse stock split. As a result of the reverse stock split, each five shares of our Class A Common Stock outstanding at the time of the reverse stock split automatically converted into one share of Class A Common Stock and each five shares of our Class B Common Stock outstanding at the time of the reverse stock split automatically converted into one share of Class B Common Stock. Accordingly, all share and per share data presented herein for prior periods have been retroactively adjusted to reflect the reverse stock split.

As of November 9, 2007, the accounts of Levitt and Sons were deconsolidated from our consolidated statements of financial condition and statements of operations. Therefore, the financial data and comparative analysis in the preceding table reflected operations through November 9, 2007 related to the Primary Homebuilding and Tennessee Homebuilding segments compared to full year results of operations in 2006, with the exception of Carolina Oak which was included in the above table for the full year in 2007 since this subsidiary was not part of the Chapter 11 Cases.

For the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

We incurred a consolidated net loss of $140.3 million for the year ended December 31, 2008 as compared to a consolidated net loss of $234.6 million for the year ended December 31, 2007. During 2008, we recorded impairment charges of $112.0 million, of which $108.5 million related to our investments and $3.5 million related to Carolina Oak’s inventory of real estate, compared to impairment charges of $226.9 million related to Levitt and Sons’ inventory of real estate recorded during 2007 in cost of sales. Levitt and Sons incurred a net loss of $231.4 million for the year ended December 31, 2007, which represented 98.6% of our consolidated net loss for that period. As previously disclosed, we deconsolidated Levitt and Sons as of November 9, 2007. Excluding the results of Levitt and Sons, the net loss increased by $135.0 million for the year ended December 31, 2008, primarily due to impairment charges recorded in 2008 relating to our investments in Bluegreen, Office Depot and unconsolidated trusts, and impairment charges relating to Carolina Oak’s inventory of real estate. No impairment charges related to these items were recorded in 2007. In addition, our total revenues decreased in both the Land Division and Other Operations segment during 2008 as sales of real estate decreased reflecting a further deterioration of the real estate markets, interest expense increased because less assets qualified for interest capitalization, our earnings from Bluegreen decreased as Bluegreen’s net income decreased in 2008 compared to 2007 and the benefit for income taxes decreased as our effective tax rate for 2008 was 0.0% compared to 8.6% in 2007.

Revenues from sales of real estate decreased to $13.8 million for the year ended December 31, 2008 from $410.1 million for the year ended December 31, 2007. This decrease was primarily attributable to the deconsolidation of Levitt and Sons at November 9, 2007 as well as a decrease in sales of real estate in the Land Division and Other Operations. Levitt and Sons’ revenues from sales of real estate amounted to $387.7 million in 2007. Revenues from sales of real estate for the year ended December 31, 2008 in the Land Division decreased to $11.3 million, from $16.6 million in 2007 reflecting the sale of approximately 35 acres in 2008 compared to 40 acres in 2007. In Other Operations, revenues from sales of real estate for the year ended December 31, 2008 were $2.5 million reflecting the delivery of 8 units in Carolina Oak, compared to revenues from sales of real estate of $6.6 million in Levitt Commercial reflecting the delivery of 17 units in 2007.

Other revenues increased $1.2 million to $11.7 million for the year ended December 31, 2008, compared to $10.5 million during the year ended December 31, 2007. Other revenues increased primarily as a result of higher leasing revenues due to the opening of the Landing at Tradition retail power center in late 2007. The increase was offset in part by decreased title and mortgage operations revenues associated with Levitt and Sons as it was not included in the consolidated results of operations for the year ended December 31, 2008. In addition, there was decreased marketing income associated with Tradition, Florida.

Cost of sales of real estate decreased to $12.7 million during the year ended December 31, 2008, as compared to $20.7 million (excluding cost of sales, which included impairment provisions, associated with Levitt and Sons) for the year ended December 31, 2007 as sales of real estate decreased in the Land Division and Other Operations. Cost of sales of real estate in the Land Division decreased as we sold approximately 35 acres in the year ended December 31, 2008, compared to approximately 40 acres in 2007. In Other Operations, we delivered 8 units in Carolina Oak in the year ended December 31, 2008, compared to the delivery of 17 units in Levitt Commercial in 2007. In addition, we recorded $3.5 million of impairment charges related to Carolina Oak’s inventory of real estate in 2008, compared to $9.3 million in impairment charges related to capitalized interest in Other Operations recorded in 2007.

Selling, general and administrative expenses decreased $67.2 million to $50.8 million during the year ended December 31, 2008 compared to $117.9 million during the year ended December 31, 2007. This decrease was primarily related to the deconsolidation of Levitt and Sons at November 9, 2007. Selling, general and administrative expenses attributable to Levitt and Sons in the year ended December 31, 2007 were $66.6 million. Consolidated selling, general and administrative expenses, excluding those attributable to Levitt and Sons, remained relatively unchanged in 2008 compared to 2007 totaling $50.8 million in the year ended December 31, 2008, and $51.3 million in 2007. We incurred higher property management expenses related to our commercial leasing activities, higher property tax expense due to less acreage in active development and higher expenses related to the support of community and commercial associations in our master-planned communities in the Land Division as well as higher other administrative expenses associated with marketing activities in South Carolina in 2008 compared to 2007. In addition, depreciation expenses were higher in 2008 mainly as a result of a depreciation recapture related to the reclassification of discontinued operations, and insurance costs were higher due to the absorption of certain of Levitt and Sons’ insurance costs. The above increases were offset by lower office related expenses, decreased severance charges and decreased employee compensation, benefits and incentives expense reflecting a lower associate headcount in the year ended December 31, 2008 compared to 2007 as a result of staff reductions. The number of employees decreased to 84 employees at December 31, 2008 from 125 employees at December 31, 2007.

Interest expense consists of interest incurred minus interest capitalized. Interest incurred for the years ended December 31, 2008 and 2007 totaled $22.4 million and $50.8 million, respectively, while interest capitalized totaled $11.5 million for the year ended December 31, 2008 compared to $47.0 million in 2007. Interest expense for the year ended December 31, 2008 was $10.9 million compared to $3.8 million in 2007. The increase in interest expense was due to the completion of certain phases of development associated with our real estate inventory late in 2007, which resulted in a decreased amount of assets which qualified for interest capitalization and, therefore, the expensing of the related interest was only recorded in the fourth quarter of 2007 compared to the full year of 2008. Interest incurred was lower mainly due to decreases in the average interest rates on our debt and lower outstanding balances of notes and mortgage notes payable primarily due to the deconsolidation of Levitt and Sons at November 9, 2007. At the time of land or home sales, the capitalized interest allocated to inventory is charged to cost of sales. Cost of sales of real estate for the years ended December 31, 2008 and 2007 included previously capitalized interest of approximately $326,000 and $17.9 million, respectively.

We did not incur other expenses in the year ended December 31, 2008, compared to $3.9 million in 2007, which consisted of a surety bond accrual, a write-off of leasehold improvements and title and mortgage operations expense. Due to the cessation of most development activity at Levitt and Sons’ projects, we evaluated Woodbridge’s exposure on the surety bonds and letters of credit supporting any Levitt and Sons projects based on indemnities Woodbridge provided to the bond holders and recorded $1.8 million in surety bonds accrual related to certain bonds where management considered it probable that reimbursement of the surety under the applicable indemnity agreement would be required. In addition to the surety bond accrual, the Other Operations segment also recorded a write-off of leasehold improvements. As part of reductions in workforce, we vacated certain leased space. Leasehold improvements in the amount of $564,000 related to the vacated space will not be recovered and were written-off in the year ended December 31, 2007. In addition, title and mortgage operations expense related to Levitt and Sons was $1.5 million.

Bluegreen reported a net loss for the year ended December 31, 2008 of $516,000, compared to net income of $31.9 million in 2007. For the year ended December 31, 2008, our interest in Bluegreen’s earnings was $9.0 million (after the amortization of approximately $9.2 million related to the change in the basis as a result of the impairment charge on this investment at September 30, 2008), compared to $10.3 million in 2007. We review our investment in Bluegreen for impairment on a quarterly basis or as events or circumstances warrant for other-than-temporary declines in value. Based on the evaluations performed, we recorded an other-than-temporary impairment charge of $53.6 million at September 30, 2008 and an additional other-than-temporary impairment charge of $40.8 million at December 31, 2008.

Interest and other income decreased to $8.0 million in the year ended December 31, 2008, from $11.3 million in 2007. This decrease was related to a $5.8 million decrease in forfeited deposits in 2008 due to the deconsolidation of Levitt and Sons at November 9, 2007. The decrease was partially offset by a $2.5 million gain on sale of property and equipment and a $1.2 million gain on sale of equity securities during 2008.

We had an effective tax rate of 0.0% in the year ended December 31, 2008 compared to 8.6% in the year ended December 31, 2007. The decrease in the effective tax rate is a result of recording a valuation allowance for those deferred tax assets that are not expected to be recovered in the future. Due to large taxable losses in 2007 and 2008 and expected taxable losses in the foreseeable future, we may not have sufficient taxable income of the appropriate character in the future and prior carryback years to realize any portion of the net deferred tax asset. At December 31, 2008, we had $155.6 million in gross deferred tax assets. After consideration of $2.3 million of deferred tax liabilities, a valuation allowance of $154.1 million was recorded. The increase in the valuation allowance from December 31, 2007 is $75.5 million. See the section above entitled “Information About Woodbridge — Business — Recent Developments” for a description of the shareholder rights plan we adopted during September 2008 which is aimed at preserving our ability to use our net operating loss carryforwards to offset future taxable income.

For the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

We had a consolidated net loss of $234.6 million for the year ended December 31, 2007 as compared to a net loss of $9.2 million for the year ended December 31, 2006. The significant loss in the year ended December 31, 2007 was the result of $226.9 million of impairment charges recorded relating to inventory of real estate of which $217.6 million was recorded in the Homebuilding Division and $9.3 million was recorded in the Other Operations segment related to capitalized interest. This compares to $36.8 million of impairment charges recorded in the year ended December 31, 2006. In addition, there were decreased sales of real estate and margins on sales of real estate by all segments, and higher selling, general and administrative expenses in the Other Operations segment and our Land Division. Interest expense was $3.8 million for the year ended December 31, 2007 while there was no interest expense in 2006. These increased expenses and lower sales of real estate were slightly offset by higher interest and other income as a result of higher interest income and forfeited deposits, and an increase in other revenues related to increased commercial lease activity generating higher rental revenues.

Revenues from sales of real estate decreased to $410.1 million for the year ended December 31, 2007 from $566.1 million for the year ended December 31, 2006. This decrease was attributable to fewer homes delivered in the Homebuilding Division, and fewer sales in both Other Operations and the Land Division. The Homebuilding Division had lower revenue despite the average sales price of units delivered increasing to $321,000 in 2007 compared to $302,000 in the same period in 2006 due to the number of deliveries decreasing to 1,144 homes as compared to 1,660 homes during the same period in 2006. In Other Operations, Levitt Commercial delivered 17 units during the year ended December 31, 2007 recording $6.6 million in revenues compared to 29 units during the year ended December 31, 2006 and $11.0 million in revenues. The Land Division sold approximately 40 acres in the year ended December 31, 2007 as compared to 371 acres in 2006. These decreases were slightly offset by an increase in land sales recorded by the Homebuilding Division which totaled $20.1 million for the year ended December 31, 2007 while there were no comparable sales in 2006.

Other revenues increased $1.2 million to $10.5 million for the year ended December 31, 2007, from $9.2 million during the year ended December 31, 2006, due to increased commercial lease activity generating higher rental revenues, offset in part by lower title and mortgage operations revenues due to fewer closings.

Cost of sales of real estate increased $90.3 million to $573.2 million during the year ended December 31, 2007, as compared to $483.0 million for the year ended December 31, 2006. The increase in cost of sales was due to increased impairment charges in an aggregate amount of $226.9 million recorded in 2007 compared to $36.8 million recorded in 2006. In addition, included in cost of sales was approximately $18.8 million associated with sales by both segments of the Homebuilding Division of land that management decided not to develop further, while there were no similar sales or costs in 2006. These increases were offset by lower cost of sales due to fewer land sales recorded by the Land Division and the Other Operations segment and fewer units delivered by both segments of the Homebuilding Division.

Consolidated margin percentage declined during the year ended December 31, 2007 to a negative margin of 39.8% compared to a margin of 14.7% in the year ended December 31, 2006 primarily related to the impairment charges recorded in the Homebuilding Division and Other Operations segment. Consolidated gross margin excluding impairment charges was 15.5% in the year ended December 31, 2007 compared to a gross margin of 21.2% in 2006. The decline was associated with significant discounts offered in 2007 in an attempt to reduce cancellations and encourage buyers to close, aggressive pricing discounts on “spec units” and a lower margin being earned on land sales.

Selling, general and administrative expenses decreased $3.2 million to $117.9 million during the year ended December 31, 2007 compared to $121.2 million during the year ended December 31, 2006 primarily as a result of decreased employee compensation and benefits and other general and administrative charges in the Homebuilding Division and Other Operations as a result of the multiple reductions in force that occurred in 2007. In addition, annual incentive compensation recorded in 2007 was significantly less throughout all segments of the business compared to the year ended December 31, 2006 due to the significant reductions in force in the Homebuilding Division and significant operating losses in 2007. In addition, Levitt and Sons was deconsolidated as of November 9, 2007 and the selling, general and administrative expenses of Levitt and Sons were reflected through November 9, 2007 compared to a full year of selling, general and administrative expenses in 2006. These decreases were slightly offset by increased selling, general and administrative expenses in the Land Division segment related to operating costs associated with the commercial leasing business and increasing activity in the master-planned community in Tradition Hilton Head and restructuring related expenses recorded in Other Operations and the Homebuilding Division in the amount of $7.4 million which included severance related expenses, facilities expenses, and independent contractor expenses. As a percentage of total revenues, selling, general and administrative expenses increased to 28.0% during the year ended December 31, 2007, from 21.1% during 2006 as a result of decreased revenues.

Interest incurred totaled $50.8 million and $42.0 million for the years ended December 31, 2007 and 2006, respectively. While all interest was capitalized in the year ended December 31, 2006, only $47.0 million was capitalized in 2007. This resulted in interest expense of $3.8 million in the year ended December 31, 2007, compared to no interest expense in the same period in 2006. The increase in interest expense was due to the completion of certain phases of development associated with our real estate inventory, which resulted in a decreased amount of assets which qualified for interest capitalization in 2007 compared to 2006. Interest incurred was higher due to higher average debt balances for the year ended December 31, 2007 as compared to the same period in 2006, as well as increases in the average interest rate on our variable-rate debt. At the time of home closings and land sales, the capitalized interest allocated to such inventory is charged to cost of sales. Cost of sales of real estate for the years ended December 31, 2007 and 2006 included previously capitalized interest of approximately $17.9 million and $15.4 million, respectively.

Other expenses increased slightly to $3.9 million during the year ended December 31, 2007 from $3.7 million in 2006. In the year ended December 31, 2007, we recorded a surety bond accrual of $1.8 million that did not exist in 2006. In addition to the surety bond accrual, the Other Operations segment also recorded a write-off of leasehold improvements which did not exist in 2006. As part of the reductions in force discussed above and the Chapter 11 Cases, we vacated certain leased space. Leasehold improvements in the amount of $564,000 related to the vacated space will not be recovered and were written-off in the year ended December 31, 2007. These increases were offset as we did not record a write-down of goodwill in 2007, compared to the write-down of goodwill in 2006 of approximately $1.3 million associated with the Tennessee Homebuilding segment. In addition, title and mortgage expense decreased due to the decrease in closings.

Bluegreen reported net income for the year ended December 31, 2007 of $31.9 million, as compared to net income of $29.8 million in 2006. In the first quarter of 2006, Bluegreen adopted SOP 04-02 and recorded a one-time, non-cash, cumulative effect of change in accounting principle charge of $4.5 million, which contributed to the slight increase in 2007. Our interest in Bluegreen’s income was $10.3 million for the year ended December 31, 2007 compared to $9.7 million in 2006.

Interest and other income increased from $7.8 million during the year ending December 31, 2006 to $11.3 million during the same period in 2007. The increase was due to higher forfeited deposits on cancelled contracts in our Homebuilding Division as well as higher interest income due to the investment of the proceeds from the Rights Offering.

The benefit for income taxes had an effective rate of 8.6% in the year ended December 31, 2007 compared to 38.6% in the year ended December 31, 2006. The decrease in the effective tax rate was the result of recording a valuation allowance in the year ended December 31, 2007 for those deferred tax assets that are not expected to be recovered in the future. At December 31, 2007, we had $102.6 million in gross deferred tax assets. After consideration of $24.0 million of deferred tax liabilities and the ability to carryback losses, a valuation allowance of $78.6 million was recorded. The increase in the valuation allowance from December 31, 2006 was $78.1 million.

Land Division Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

				2008	2007
	Year Ended December 31,			Vs. 2007	Vs. 2006
	2008	2007	2006	Change	Change
	(Dollars in thousands)

Revenues
Sales of real estate	$11,268	16,567	69,778	(5,299)	(53,211)
Other revenues	10,592	7,585	3,816	3,007	3,769

Total revenues	21,860	24,152	73,594	(2,292)	(49,442)

Costs and expenses
Cost of sales of real estate	6,632	7,447	42,662	(815)	(35,215)
Selling, general and administrative expenses	24,608	19,077	15,119	5,531	3,958
Interest expense	3,637	2,629	—	1,008	2,629

Total costs and expenses	34,877	29,153	57,781	5,724	(28,628)

Interest and other income	5,685	4,489	2,650	1,196	1,839

(Loss) income before income taxes	(7,332)	(512)	18,463	(6,820)	(18,975)
Provision for income taxes	—	(5,910)	(6,936)	5,910	1,026

Net (loss)income	$(7,332)	(6,422)	11,527	(910)	(17,949)

Operational data:
Acres sold(a)	40	40	371	—	(331)
Margin percentage(b)	41.1%	55.0%	38.9%	(13.9)%	16.1%
Unsold saleable acres	6,639	6,679	6,871	(40)	(192)
Acres subject to sales contracts — Third parties	10	259	74	(249)	185
Aggregate sales price of acres subject to sales contracts to third parties	$1,050	77,888	21,124	(76,838)	56,764

(a)	Includes 5 acres sold related to commercial projects.

(b)	Margin percentage is calculated by dividing margin (sales of real estate minus cost of sales of real estate) by sales of real estate. Sales of real estate and margin percentage include lot sales, revenues from look back provisions and recognition of deferred revenue associated with sales in prior periods.

Due to the nature and size of individual land transactions, our Land Division results are subject to significant volatility. Although we have historically realized margins of between approximately 40.0% and 60.0% on Land Division sales, margins on land sales are likely to be below the historical range given the downturn in the real estate markets and the significant decrease in demand in Florida. Margins will fluctuate based upon changing sales prices and costs attributable to the land sold. In addition to the impact of economic and market factors, the sales price and margin of land sold varies depending upon: the location; the parcel size; whether the parcel is sold as raw land, partially developed land or individually developed lots; the degree to which the land is entitled; and whether the designated use of the land is residential or commercial. The cost of sales of real estate is dependent upon the original cost of the land acquired, the timing of the acquisition of the land, the amount of land development and interest and real estate tax costs capitalized to the particular land parcel during active development. Allocations to cost of sales involve significant management judgment and include an estimate of future costs of development, which can vary over time due to labor and material cost increases, master plan design changes and regulatory modifications. Accordingly, allocations are subject to change based on factors which are in many instances beyond management’s control. Future margins will continue to vary based on these and other market factors. If conditions in the real estate markets do not improve or deteriorate further, we may not be able to sell land at prices above our carrying cost or even in amounts necessary to repay our indebtedness.

The number and sales value of acres subject to third party sales contracts decreased to 10 acres with a sales value of $1.1 million at December 31, 2008, compared with 259 acres with a sales value of $77.9 million at December 31, 2007. While the backlog is not an exclusive indicator of future sales activity; it provides an indication of potential future sales activity. In addition, contracts in the backlog are subject to cancellation.

For the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Revenues from sales of real estate decreased to $11.3 million during the year ended December 31, 2008, compared to $16.6 million in 2007. Sales of real estate in Tradition, Florida for the year ended December 31, 2008 consisted of the sale of 31 acres generating revenues of $8.0 million, net of deferred revenue, as compared to the sale of 37 acres generating revenues of $12.7 million, net of deferred revenue, in 2007. In addition, in the year ended December 31, 2008, we sold 11 lots encompassing approximately 4 acres in Tradition Hilton Head, recognizing revenues of $1.1 million, net of deferred revenue, compared to the sale of 9 residential lots encompassing approximately 3 acres, recognizing revenues of $1.1 million, net of deferred revenue, in 2007. In addition, revenues for the year ended December 31, 2008 included “look back” revenue of $145,000 compared to $1.5 million in the year ended December 31, 2007. “Look back” revenue relates to incremental revenue received from homebuilders based on the final resale price to the homebuilder’s customer. We also recognized deferred revenue on previously sold bulk land and residential lots totaling approximately $1.9 million for the year ended December 31, 2008, compared to recognition of deferred revenue of approximately $1.3 million in 2007. These amounts included approximately $159,000 and $733,000 in 2008 and 2007, respectively, of intercompany sales in prior periods and were eliminated in consolidation.

Other revenues increased approximately $3.0 million to $10.6 million for the year ended December 31, 2008, compared to $7.6 million during 2007. The increase was primarily the result of higher leasing revenues associated with the opening of the Landing at Tradition retail power center in late 2007. This increase was offset in part by decreased marketing income associated with Tradition, Florida.

Cost of sales decreased $815,000 to $6.6 million during the year ended December 31, 2008, as compared to $7.4 million in 2007 due to the decrease in sales of real estate. Costs of sales for the year ended December 31, 2008 represents the costs associated with the sale of approximately 35 acres of land compared to the costs associated with the sale of approximately 40 acres in 2007.

Margin percentage decreased to 41.1% in the year ended December 31, 2008 from 55.0% in the year ended December 31, 2007. The decrease in margin is attributable to a decrease in the average sales price per acre and less “lookback revenue” recognized in 2008 compared to 2007. “Lookback revenue” margin percentage is 100% because the associated costs were fully expensed at the time of closing.

Selling, general and administrative expenses increased to $24.6 million during the year ended December 31, 2008 compared to $19.1 million in 2007. The increase was primarily due to higher other administrative expenses associated with increased marketing activities in Tradition Hilton Head, higher repairs and maintenance expenses related to damages from tropical storms and higher depreciation expense associated with the South Carolina irrigation facility placed in service in 2008 and a depreciation recapture as a result of the reclassification of discontinued operations. Additionally, we incurred higher property management expenses related to our commercial leasing activities, higher compensation and benefits expenses, higher expenses associated with our support of the community and commercial associations in our master-planned communities and higher property tax expense due to the completion of certain projects in the year ended December 31, 2008 compared to 2007. These increases were offset in part by a decrease in incentives and commissions expense.

Interest incurred for the years ended December 31, 2008 and 2007 was $12.0 million and $14.4 million, respectively, while interest capitalized totaled $8.3 million for the year ended December 31, 2008 compared to $11.8 million during 2007. This resulted in interest expense of $3.6 million in the year ended December 31, 2008, compared to $2.6 million in 2007. The interest expense in the year ended December 31, 2008 of approximately $3.6 million mainly related to $1.1 million of interest expense associated with an intercompany loan with the Parent Company from funds borrowed by Core and approximately $2.5 million due to the completion of certain phases of development associated with our real estate inventory which resulted in a decreased amount of assets which qualified for interest capitalization. The interest expense in the year ended December 31, 2007 of approximately $2.6 million was attributable to the intercompany loan mentioned above. The capitalization of this interest occurred at the Parent Company level and all intercompany interest expense and income was eliminated in consolidation. Interest incurred was lower in 2008 due to decreases in the average interest rates on our notes and mortgage notes payable, partly offset by higher average debt balances for the year ended December 31, 2008 compared to 2007. At the time of land sales, the capitalized interest allocated to such inventory is charged to cost of sales. Cost of sales of real estate for the years ended December 31, 2008 and 2007 included previously capitalized interest of approximately $84,000 and $66,000, respectively.

Interest and other income increased to $5.7 million in the year ended December 31, 2008, from $4.5 million in the year ended December 31, 2007. Interest and other income increased primarily due to a $2.5 million gain on sale of property and equipment and higher forfeited deposits in 2008 compared to 2007. The increase was partially offset by lower intercompany interest income related to the intercompany loan mentioned above.

For the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenues from sales of real estate decreased to $16.6 million during the year ended December 31, 2007, compared to $69.8 million in 2006. Sales of real estate in Tradition, Florida for the year ended December 31, 2007 consisted of the sale of 37 acres generating revenues of $12.7 million, net of deferred revenue, as compared to the sale of 208 acres generating revenues of $51.2 million in 2006. In 2007, demand for residential land in Tradition, Florida slowed dramatically. In addition, in the year ended December 31, 2007, we sold 9 residential lots encompassing approximately 3 acres in Tradition Hilton Head generating revenues of $1.1 million, net of deferred revenue, compared to sales to third parties in Tradition Hilton Head encompassing 10 acres generating revenues of $4.7 million in the year ended December 31, 2006 and an additional 150 acres transferred to Carolina Oak which was eliminated in consolidation. In addition, revenues for the year ended December 31, 2007 included “look back” revenues of $1.5 million compared to $870,000 in the year ended December 31, 2006. We also recognized deferred revenue on previously sold bulk land and residential lots totaling approximately $1.3 million for the year ended December 31, 2007, of which $733,000 related to sales to affiliated segments and was eliminated in consolidation. There was no similar activity for the year ended December 31, 2006.

Other revenues increased approximately $3.8 million to $7.6 million for the year ended December 31, 2007, compared to $3.8 million during 2006. This was due to increased revenues related to irrigation services provided to homebuilders, commercial users and the residents of Tradition, Florida, marketing income associated with Tradition, Florida, and leasing revenues associated with our commercial leasing business.

Cost of sales decreased $35.2 million to $7.4 million during the year ended December 31, 2007, as compared to $42.7 million for the same period in 2006 due to the decrease in sales of real estate.

Margin percentage increased to 55.0% in the year ended December 31, 2007 from 38.9% in the year ended December 31, 2006. The increase in margin was primarily due to increased commercial sales in 2007 which generated a higher margin and 100% margin percentage being realized on “lookback” revenue because the associated costs were fully expensed at the time of closing.

Selling, general and administrative expenses increased to $19.1 million during the year ended December 31, 2007 compared to $15.1 million in the same period in 2006. The increase was the result of higher employee compensation and benefits, increased operating costs associated with the commercial leasing business and increased other general and administrative costs. The number of full time employees increased to 67 at December 31, 2007, from 59 at December 31, 2006, as additional personnel were added to support development activity in Tradition Hilton Head. General and administrative costs increased due to increased expenses associated with our commercial leasing activities, increased legal expenditures, increased insurance costs and increased marketing and advertising expenditures designed to attract buyers in Florida and establish a market presence in South Carolina.

Interest incurred for the years ended December 31, 2007 and 2006 was $14.4 million and $6.7 million, respectively. Interest capitalized totaled $11.8 million for the year ended December 31, 2007 compared to $6.7 million during 2006. The interest expense in the year ended December 31, 2007 of approximately $2.6 million was attributable to funds borrowed by Core Communities but then loaned to Woodbridge. The capitalization of this interest occurred at the consolidated level and all intercompany interest expense and income was eliminated on a consolidated basis. As noted above, interest incurred was higher due to higher outstanding balances of notes and mortgage notes payable and an increase in the average interest rate on variable-rate debt. At the time of land sales, the capitalized interest allocated to such inventory is charged to cost of sales. Cost of sales of real estate for the years ended December 31, 2007 and 2006 included previously capitalized interest of approximately $66,000 and $443,000, respectively.

Interest and other income increased from $2.7 million during the year ending December 31, 2006, to $4.5 million during 2007. Interest and other income increased primarily due to higher intercompany interest income associated with the aforementioned intercompany loan to Woodbridge which was eliminated in consolidation. The increase was partially offset by a gain on sale of fixed assets which totaled $1.3 million in the year ended December 31, 2006 compared to $20,000 in 2007.

Other Operations Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

				2008	2007
	Year Ended December 31,			Vs. 2007	Vs. 2006
	2008	2007	2006	Change	Change
	(Dollars in thousands)

Revenues
Sales of real estate	$2,484	6,574	11,041	(4,090)	(4,467)
Other revenues	1,109	952	1,435	157	(483)

Total revenues	3,593	7,526	12,476	(3,933)	(4,950)

Costs and expenses
Cost of sales of real estate	16,151	16,793	11,649	(642)	5,144
Selling, general and administrative expenses	26,717	32,508	28,174	(5,791)	4,334
Interest expense	8,315	1,073	—	7,242	1,073
Other expenses	—	2,390	8	(2,390)	2,382

Total costs and expenses	51,183	52,764	39,831	(1,581)	12,933

Earnings from Bluegreen Corporation	8,996	10,275	9,684	(1,279)	591
Impairment of investment in Bluegreen Corporation	(94,426)	—	—	(94,426)	—
Impairment of other investments	(14,120)	—	—	(14,120)	—
Interest and other income	4,001	7,367	4,059	(3,366)	3,308

Loss before income taxes	(143,139)	(27,596)	(13,612)	(115,543)	(13,984)
Benefit for income taxes	—	34,297	5,639	(34,297)	28,658

Net (loss) income	$(143,139)	6,701	(7,973)	(149,840)	14,674

Our Other Operations segment includes the operations of the Parent Company, Carolina Oak, and Pizza Fusion, other activities through Cypress Creek Capital and Snapper Creek, an equity investment in Bluegreen and an investment in Office Depot. We currently own approximately 9.5 million shares of the common stock of Bluegreen, which represents approximately 31% of Bluegreen’s outstanding shares as of December 31, 2008. Under equity method accounting, we recognize our pro-rata share of Bluegreen’s net income (net of purchase accounting adjustments) as pre-tax earnings. Bluegreen has not paid dividends to its shareholders; therefore, our earnings represent only our claim to the future distributions of Bluegreen’s earnings. Accordingly, we record a tax liability on our portion of Bluegreen’s net income. Our earnings in Bluegreen increase or decrease concurrently with Bluegreen’s reported results. Furthermore, a significant reduction in Bluegreen’s financial position could potentially result in additional impairment charges on our investment against our future results of operations. For a complete discussion of Bluegreen’s results of operations and financial position, we refer you to the financial statements of Bluegreen which are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.

For the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Sales of real estate in the year ended December 31, 2008 were $2.5 million reflecting the delivery of 8 units in Carolina Oak, compared to sales of real estate of $6.6 million in 2007 reflecting the delivery of 17 units at Levitt Commercial. There were no units in backlog at December 31, 2008 or December 31, 2007. Levitt Commercial completed the sale of all remaining flex warehouse units in inventory in 2007 and ceased development activities thereafter.

Other revenues in the year ended December 31, 2008 were $1.1 million compared to $952,000 in 2007. The increase was due to an increase in leasing revenues.

Cost of sales of real estate in the year ended December 31, 2008 was $16.2 million compared to $16.8 million in 2007. Cost of sales of real estate for the year ended December 31, 2008 related to the delivery of 8 units in Carolina Oak and a $3.5 million impairment charge related to Carolina Oak’s inventory of real estate while cost of sales of real estate in 2007 was comprised of the cost of sales of the 17 units delivered in Levitt Commercial, the expensing of interest previously capitalized and capitalized interest impairment charges related to the cessation of development on certain Levitt and Sons’ projects.

Bluegreen reported a net loss for the year ended December 31, 2008 of $516,000, as compared to net income of $31.9 million in 2007. For the year ended December 31, 2008, our interest in Bluegreen’s income was $9.0 million (after the amortization of approximately $9.2 million related to the change in the basis as a result of the impairment charge at September 30, 2008), compared to $10.3 million in 2007. We review our investment in Bluegreen for impairment on a quarterly basis or as events or circumstances warrant for other-than-temporary declines in value. Based on the evaluations performed, we recorded an other-than-temporary impairment charge of $53.6 million at September 30, 2008 and an additional other-than-temporary impairment charge of $40.8 million at December 31, 2008. See note 10 to our audited consolidated financial statements for further details of the impairment analysis of our investment in Bluegreen.

Selling, general and administrative expenses decreased $5.8 million to $26.7 million during the year ended December 31, 2008 compared to $32.5 million in 2007. The decrease was attributable to decreased compensation and benefits expenses, decreased office related expenses and decreased severance charges related to the reductions in workforce associated with the bankruptcy filing of Levitt and Sons. The decrease in compensation, benefits and office related expenses is attributable to decreased headcount, as the number of employees decreased from 47 at December 31, 2007 to 29 at December 31, 2008. These decreases were offset in part by increases in professional fees associated with our investments and the bankruptcy filing of Levitt and Sons, and increased insurance costs due to the absorption of certain of Levitt and Sons’ insurance costs.

Interest incurred was approximately $11.5 million and $10.8 million for the years ended December 31, 2008 and 2007, respectively, while interest capitalized totaled $3.2 million for the year ended December 31, 2008 compared to $9.8 million during 2007. This resulted in interest expense of $8.3 million in the year ended December 31, 2008, compared to $1.1 million in 2007. The increase in interest expense was due to the completion of certain phases of development associated with our real estate inventory late in 2007, which resulted in a decreased amount of assets which qualified for interest capitalization and, therefore, the expensing of the related interest was only recorded in the fourth quarter of 2007 compared to the full year of 2008. The increase in interest incurred was attributable to higher average debt balances for the year ended December 31, 2008 compared to 2007, offset in part by lower average interest rates. Cost of sales of real estate in the year ended December 31, 2008 included previously capitalized interest of approximately $242,000, which primarily related to the delivery of 8 units in Carolina Oak, compared to approximately $250,000 in 2007 related to the delivery of 17 units in Levitt Commercial.

We did not incur other expenses in the year ended December 31, 2008. Other expenses for the year ended December 31, 2007 were $2.4 million and consisted of a surety bonds accrual and a write-off of leasehold improvements. In 2007, we recorded $1.8 million in surety bonds accrual related to certain bonds where management considered it probable that reimbursement of the surety under the applicable indemnity agreement would be required. In addition to the surety bond accrual, we also recorded a write-off of leasehold improvements as we vacated certain leased space as part of our workforce reductions and the Levitt and Sons bankruptcy. Leasehold improvements in the amount of $564,000 related to this vacated space will not be recovered and were written off in the year ended December 31, 2007.

Interest and other income was approximately $4.0 million for the year ended December 31, 2008 compared to $7.4 million in 2007. This decrease was primarily the result of our realization of interest income related to intersegment loans to the Primary and Tennessee Homebuilding segments in the year ended December 31, 2007 which was eliminated in consolidation, whereas no comparable interest income was realized during 2008.

For the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenue from sales of real estate was $6.6 million in the year ended December 31, 2007 compared to $11.0 million in the year ended December 31, 2006. Levitt Commercial delivered 17 flex warehouse units in

2007 while 29 units were delivered during 2006. Levitt Commercial completed the sale of all flex warehouse units in inventory in 2007.

Other revenues decreased to $952,000 in the year ended December 31, 2007 from $1.4 million in 2006 due to the reduction in leasing revenue received from a sub-tenant in one office building.

Cost of sales of real estate increased to $16.8 million during the year ended December 31, 2007, as compared to $11.6 million during the year ended December 31, 2006 due to an increase of $9.3 million in capitalized interest impairment charges. This increase was offset in part by a decrease of $3.8 million in cost of sales related to fewer deliveries of commercial warehouse units, as we delivered 12 fewer flex warehouse units in the year ended December 31, 2007 as compared to 2006. In addition, interest in Other Operations is amortized to cost of sales in accordance with the relief rate used in the Company’s operating segments, and due to the lower sales in 2007, the operating segments experienced decreased interest amortization which resulted in less amortization by the Other Operations segment.

Bluegreen reported net income for the year ended December 31, 2007 of $31.9 million, as compared to net income of $29.8 million in 2006. In the first quarter of 2006, Bluegreen adopted SOP 04-02 and recorded a one-time, non-cash, cumulative effect of change in accounting principle charge of $4.5 million, which contributed to the slight increase in 2007. Our interest in Bluegreen’s income was $10.3 million for the year ended December 31, 2007 compared to $9.7 million in 2006.

Selling, general and administrative expenses increased $4.3 million to $32.5 million during the year ended December 31, 2007 compared to $28.2 million in 2006. The increase was attributable to $5.1 million of restructuring related charges associated with Woodbridge and Levitt and Sons employees. In the third and fourth quarters of 2007, substantially all of Levitt and Sons’ employees were terminated and 22 employees were terminated at Woodbridge primarily as a result of the Chapter 11 Cases. Woodbridge recorded approximately $2.4 million in the year ended December 31, 2007 of severance benefits to terminated Levitt and Sons employees to supplement the limited termination benefits which could be paid by Levitt and Sons to those employees. The restructuring related expenses were slightly offset by lower stock based compensation and annual incentive compensation expense as a result of the multiple reductions in force that occurred in 2007 and significant operating losses in 2007. The decrease in non-cash stock based compensation expense was attributable to the large number of employee terminations that occurred in 2007 which resulted in a reversal of stock compensation amounts previously accrued. The reversal related to forfeited options in connection with the terminations.

Interest incurred in Other Operations was approximately $10.8 million and $7.4 million for the year ended December 31, 2007 and 2006, respectively. While all interest was capitalized in the year ended December 31, 2006, $9.8 million was capitalized in 2007 due to a decreased level of development associated with a portion of our real estate inventory which resulted in a decreased amount of qualified assets for interest capitalization. The increase in interest incurred was attributable to an increase in the average balance of our borrowings as a result of our issuance of trust preferred securities during 2006, and the aforementioned funds borrowed by Core Communities but then loaned to Woodbridge.

Other expenses increased to $2.4 million during the year ended December 31, 2007 from $8,000 in 2006. In the year ended December 31, 2007, we recorded a $1.8 million surety bond accrual that did not exist in 2006. In addition to the surety bond accrual, the Other Operations segment also recorded a write-off of leasehold improvements which also did not exist in 2006. As part of the reductions in force discussed above and the Chapter 11 Cases, we vacated certain leased space. Leasehold improvements in the amount of $564,000 related to this vacated space will not be recovered and were written off in the year ended December 31, 2007.

Interest and other income was approximately $7.4 million for the year ended December 31, 2007 compared to $4.1 million in 2006. This increase was primarily the result of the Rights Offering we completed in October 2007, the proceeds of which resulted in higher average cash balances at the Parent Company in the year ended December 31, 2007 which generated higher interest income, as well as interest income related to intersegment loans to the Primary and Tennessee Homebuilding segments which were eliminated in consolidation.

Primary Homebuilding Segment Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

				2008	2007
	Year Ended December 31,			vs. 2007	vs. 2006
	2008	2007	2006	Change	Change
	(Dollars in thousands, except average price data)

Revenues
Sales of real estate	$—	345,666	424,420	(345,666)	(78,754)
Other revenues	—	2,243	4,070	(2,243)	(1,827)

Total revenues	—	347,909	428,490	(347,909)	(80,581)

Costs and expenses
Cost of sales of real estate	—	501,206	367,252	(501,206)	133,954
Selling, general and administrative expenses	—	61,568	65,052	(61,568)	(3,484)
Interest expense	—	7,258	—	(7,258)	7,258
Other expenses	—	1,539	2,362	(1,539)	(823)

Total costs and expenses	—	571,571	434,666	(571,571)	136,905

Interest and other income	—	6,933	2,982	(6,933)	3,951

(Loss) income before income taxes	—	(216,729)	(3,194)	216,729	(213,535)
Benefit (provision) for income taxes	—	1,396	1,508	(1,396)	(112)

Net (loss) income	$—	(215,333)	(1,686)	215,333	(213,647)

Operational data:
Homes delivered	—	998	1,320	(998)	(322)
Construction starts	—	558	1,445	(558)	(887)
Average selling price of homes delivered	$—	338,000	322,000	(338,000)	16,000
Margin percentage(a)	—	(45.0)%	13.5%	45.0%	(58.5)%
Gross sales contracts (units)	—	765	1,108	(765)	(343)
Sales contracts cancellations (units)	—	382	261	(382)	121
Net orders (units)	—	383	847	(383)	(464)
Net orders (value)	$—	94,782	324,217	(94,782)	(229,435)
Backlog of homes (units)	—	—	1,126	—	(1,126)
Backlog of homes (value)	$—	—	411,578	—	(411,578)

(a)	Margin percentage is calculated by dividing margin (sales of real estate minus cost of sales of real estate) by sales of real estate.

As of November 9, 2007, the accounts of Levitt and Sons were deconsolidated from our consolidated statements of financial condition and statements of operations. Therefore, the financial data and comparative analysis in the table above reflected operations through November 9, 2007 in the Primary Homebuilding segment compared to full year results of operations in 2006, with the exception of the results of Carolina Oak which were included in the above results for the full year in 2007 since this subsidiary was not part of the Chapter 11 Cases. Carolina Oak’s results of operations were immaterial to the segment, but were included in the Primary Homebuilding segment because it was engaged in homebuilding activities and because the financial metrics from this company were similar in nature to the other homebuilding projects within this segment that existed in 2006 and 2007.

There are no results of operations or financial metrics included in the preceding table for the year ended December 31, 2008 due to the deconsolidation of Levitt and Sons from our consolidated financial statements at November 9, 2007. Therefore, a comparative analysis is not included in this section. For further information regarding Levitt and Sons’ results of operations, see note 24 to our audited consolidated financial statements.

Historically, the results of operations of Carolina Oak were included as part of the Primary Homebuilding segment. The results of operations of Carolina Oak after January 1, 2008 are included in the Other Operations segment as a result of the deconsolidation of Levitt and Sons at November 9, 2007, and the acquisition of Carolina Oak by Woodbridge.

For the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenues from sales of real estate decreased to $345.7 million during the year ended December 31, 2007, from $424.4 million during 2006 despite the increase in average sales price of deliveries from $322,000 in 2006 to $338,000 in 2007. During the year ended December 31, 2007, 998 homes were delivered compared to 1,320 homes delivered during 2006. The decrease in units delivered was partially offset by increased land sales. We recognized $8.0 million of revenue attributable to the sale of land that management decided not to develop further, while there were no land sales in 2006.

Other revenues decreased $1.8 million to $2.2 million for the year ended December 31, 2007, compared to $4.1 million during 2006. Other revenues in the Primary Homebuilding segment decreased due to lower revenues from our title company due to fewer closings.

Cost of sales increased to $501.2 million during the year ended December 31, 2007, compared to $367.3 million for 2006. The increase was primarily due to the increased impairment charges on inventory of real estate and an increase in cost of sales associated with the land sale that occurred in the year ended December 31, 2007 slightly offset by a decrease in cost of sales due to a fewer number of deliveries. Impairment charges were $206.4 million in the year ended December 31, 2007 compared to $31.1 million in impairment charges in 2006.

Margin percentage (defined as sales of real estate minus cost of sales of real estate, divided by sales of real estate) declined to a negative 45.0% in the year ended December 31, 2007 from 13.5% in the year ended December 31, 2006 mainly attributable to the impairment charges recorded in the year ended December 31, 2007. Margin percentage excluding impairments declined from 20.8% in the year ended December 31, 2006 to 14.7% during the year ended December 31, 2007. This decline was primarily attributable to significant discounts offered in an effort to reduce cancellations and to encourage buyers to close, and aggressive pricing discounts on spec units as well as lower margin earned on the $8.0 million land sale mentioned above.

Selling, general and administrative expenses decreased to $61.6 million during the year ended December 31, 2007, compared to $65.1 million in 2006 primarily as a result of lower employee compensation and benefits expense and decreased office and administrative expenses as a result of the multiple reductions in force that occurred in 2007. In addition, no annual incentive compensation was recorded in 2007 for the Primary Homebuilding segment. In addition, Levitt and Sons was deconsolidated as of November 9, 2007 and the selling, general and administrative expenses of Levitt and Sons were reflected through November 9, 2007 compared to a full year of selling, general and administrative expenses in 2006. These decreases were offset in part by increased legal costs primarily related to the preparation of the Levitt and Sons bankruptcy filing. As a percentage of total revenues, selling, general and administrative expense was approximately 17.7% for the year ended December 31, 2007 compared to 15.2% in 2006.

Interest incurred totaled $31.2 million and $27.2 million for the years ended December 31, 2007 and 2006, respectively. While all interest was capitalized during the year ended December 31, 2006, $23.9 million in interest was capitalized during the year ended December 31, 2007 due to a decreased level of development occurring in the projects in the Primary Homebuilding segment in 2007 which resulted in a decreased amount of qualified assets for interest capitalization. Interest incurred increased as a result of higher average debt balances for the year ended December 31, 2007 as compared to 2006. At the time of home closings and land sales, the capitalized interest allocated to such inventory was charged to cost of sales. Cost of sales of real estate for the years ended December 31, 2007 and 2006 included previously capitalized interest of approximately $14.1 million and $9.7 million, respectively.

Other expenses decreased to $1.5 million during the year ended December 31, 2007 from $2.4 million in 2006 as a result of a decrease in title and mortgage expense. Title and mortgage expense mostly relates to closing costs and title insurance costs for closings processed internally. These costs were lower in 2007 due to the decrease in closings.

Interest and other income increased from $3.0 million during the year ended December 31, 2006 to $6.9 million during 2007 mainly as a result of an increase in forfeited deposits of $3.5 million resulting from increased cancellations of home sale contracts.

Tennessee Homebuilding Segment Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

				2008	2007
	Year Ended December 31,			Vs. 2007	Vs. 2006
	2008	2007	2006	Change	Change
	(Dollars in thousands, except average price data)

Revenues
Sales of real estate	$—	42,042	76,299	(42,042)	(34,257)

Total revenues	—	42,042	76,299	(42,042)	(34,257)

Costs and expenses
Cost of sales of real estate	—	51,360	72,807	(51,360)	(21,447)
Selling, general and administrative expenses	—	5,010	12,806	(5,010)	(7,796)
Interest expense	—	151	—	(151)	151
Other expenses	—	—	1,307	—	(1,307)

Total costs and expenses	—	56,521	86,920	(56,521)	(30,399)

Interest and other income	—	83	127	(83)	(44)

(Loss) income before income taxes	—	(14,396)	(10,494)	14,396	(3,902)
(Provision) benefit for income taxes	—	(1,700)	3,241	1,700	(4,941)

Net (loss) income	$—	(16,096)	(7,253)	16,096	(8,843)

Operational data:
Homes delivered	—	146	340	(146)	(194)
Construction starts	—	171	237	(171)	(66)
Average selling price of homes delivered	$—	205,000	224,000	(205,000)	(19,000)
Margin percentage(a)	—	(22.2)%	4.6%	22.2%	(26.8)%
Gross sales contracts (units)	—	266	412	(266)	(146)
Sales contracts cancellations (units)	—	156	143	(156)	13
Net orders (units)	—	110	269	(110)	(159)
Net orders (value)	$—	20,621	57,776	(20,621)	(37,155)
Backlog of homes (units)	—	—	122	—	(122)
Backlog of homes (value)	$—	—	26,662	—	(26,662)

(a)	Margin percentage is calculated by dividing margin (sales of real estate minus cost of sales of real estate) by sales of real estate.

As of November 9, 2007, the accounts of Levitt and Sons were deconsolidated from our consolidated statements of financial condition and statements of operations. Therefore, the financial data and comparative analysis in the above table reflects the operations of the Tennessee Homebuilding segment through November 9, 2007 compared to full year results of operations in 2006.

There are no results of operations or financial metrics included in the preceding table for the year ended December 31, 2008 due to the deconsolidation of Levitt and Sons from our consolidated financial statements at November 9, 2007. Therefore, a comparative analysis is not included in this section. For further information regarding Levitt and Sons’ results of operations, see note 24 to our audited consolidated financial statements.

For the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Revenues from sales of real estate decreased to $42.0 million during the year ended December 31, 2007, from $76.3 million during 2006. During the year ended December 31, 2007, 146 homes were delivered at an average sales price of $205,000 as compared to 340 homes delivered at an average price of $224,000 during the year ended December 31, 2006. The average sales prices of homes delivered in 2007 declined due to the product mix sold, discounts on deliveries, and aggressive pricing on spec sales. This decrease was offset by an increase of $11.1 million of revenue recognized related to a land sale that occurred in the year ended December 31, 2007 related to property that management decided to not develop further. There were no land sales in 2006. Additionally, included in revenues are certain lot sales occurring in the year ended December 31, 2007.

Cost of sales of real estate decreased to $51.4 million during the year ended December 31, 2007, as compared to $72.8 million during 2006 due to a decrease in home deliveries. The decrease in home deliveries was offset by increased impairment charges related to inventory, and increased cost of sales associated with land sales. Included in cost of sales in the year ended December 31, 2007 was $11.1 million associated with land sales. There were no land sales in 2006. In addition, impairment charges increased $5.5 million from $5.7 million in the year ended December 31, 2006 to $11.2 million in the year ended December 31, 2007.

Margin percentage decreased to a negative margin of 22.2% in the year ended December 31, 2007 from 4.6% in the year ended December 31, 2006. The decrease in margin percentage was primarily attributable to impairment charges, which increased by $5.5 million in the year ended December 31, 2007 compared to 2006. Margin percentage excluding impairment charges declined from 12.0% during the year ended December 31, 2006 to 4.6% during the year ended December 31, 2007 due to the mix of homes delivered with lower average selling prices and minimal to no margin being generated on the land or lot sales that occurred during the period.

Selling, general and administrative expenses decreased $7.8 million to $5.0 million during the year ended December 31, 2007 compared to $12.8 million during 2006 primarily as a result of lower employee compensation and benefits, decreased broker commission costs and decreased advertising and marketing costs. The decrease in employee compensation and benefits was mainly a result of the multiple reductions in force that occurred in 2007 in connection with the filing of the Levitt and Sons bankruptcy. Decreased broker commission costs were due to lower revenues generated in the year ended December 31, 2007 compared to 2006 and the decreases associated with marketing and advertising are attributable to a decreased focus in 2007 on advertising in the Tennessee market. In addition, selling, general and administrative expenses related to the Tennessee Homebuilding segment are reflected through November 9, 2007 compared to a full year of selling, general and administrative expenses in 2006. These decreases were offset in part by increased severance related expense related to Tennessee employees, payroll taxes and other benefits associated with the terminations that occurred in 2007.

Interest incurred totaled $1.9 million and $2.7 million for the years ended December 31, 2007 and 2006, respectively. While all interest was capitalized during the year ended December 31, 2006, $1.8 million in interest was capitalized during the year ended December 31, 2007 due to the decreased level of development in the projects in this segment in 2007 which resulted in less assets being qualified for interest capitalization. Interest incurred decreased as a result of lower average debt balances for the year ended December 31, 2007 as compared to 2006. At the time of home closings and land sales, the capitalized interest allocated to such inventory was charged to cost of sales. Cost of sales of real estate for the years ended December 31, 2007 and 2006 included previously capitalized interest of approximately $1.3 million and $2.1 million, respectively.

There were no other expenses in the year ended December 31, 2007 compared to $1.3 million in 2006. Other expenses in the year ended December 31, 2006 reflected the write-off of $1.3 million in goodwill related to the Bowden acquisition.

Financial Condition as of December 31, 2008 and 2007

Our total assets at December 31, 2008 and 2007 were $559.3 million and $712.9 million, respectively. The change in total assets primarily resulted from:

•	a net decrease in cash and cash equivalents of $80.4 million, which resulted from cash used in operations of $32.9 million, cash used in investing activities of $41.9 million and cash used in financing activities of $5.6 million;

•	an increase in restricted cash of $19.1 million primarily related to the funding of the Levitt and Sons Settlement Agreement, providing collateral for a letter of credit as a result of a surety bond claim and the establishment of an interest reserve for one of Core’s loan agreements;

•	a decrease in current income tax receivable as a result of the receipt of a $29.7 million federal income tax refund;

•	a decrease in our investment in Bluegreen of $86.2 million as a result of impairment charges recorded during 2008;

•	a net increase of our investment in other equity securities of $4.3 million as a result of the acquisition (net of shares sold) of shares of Office Depot and a $3.0 million investment in Pizza Fusion;

•	an increase in our investment in certificates of deposit of $9.6 million as a result of our investment in FDIC insured certificates of deposit in 2008;

•	a net increase in inventory of real estate of $14.0 million primarily associated with the land development activities of the Land Division; and

•	a decrease in property and equipment of $8.8 million due to the sale of three ground lease parcels and a depreciation adjustment related to the reclassification into continuing operations of two of Core’s commercial leasing assets previously classified as discontinued operations.

Total liabilities at December 31, 2008 and 2007 were $439.7 million and $451.7 million, respectively. The change in total liabilities primarily resulted from:

•	a net decrease in notes and mortgage notes payable of $3.8 million primarily due to curtailment payments made in connection with a development loan collateralized by land in Tradition Hilton Head, offset in part by draws on lines of credit in the Land Division;

•	an increase in our current tax liability of approximately $2.4 million relating to our FIN 48 liability which was netted against our current tax asset in 2007; and

•	a net decrease in accounts payable and other accrued liabilities of approximately $8.1 million primarily attributable to decreased severance and construction accruals due to payments made during the year ended December 31, 2008.

Liquidity and Capital Resources

Management assesses our liquidity in terms of our cash and cash equivalent balances and our ability to generate cash to fund our operating and investment activities. We separately manage our liquidity at the Parent Company level and at the operating subsidiary level. Subsidiary operations, consisting primarily of Core Communities’ operations, are generally financed using proceeds from sales of real estate inventory and debt financing using land or other developed assets as loan collateral. Many of the financing agreements contain covenants at the subsidiary level. Parent Company guarantees are provided only in limited circumstances and, when provided, are generally provided on a limited basis. We may use available cash and our borrowing capacity to pursue development of our master-planned communities or to pursue investments generally. We are also exploring possible ways to monetize a portion of our investment in certain of Core’s assets through joint ventures or other strategic relationships, including the possible sale of such assets. We have historically utilized community development districts to fund development costs at Core when possible. We also will use available cash to repay borrowings and to pay operating expenses.

We believe that our current financial condition and credit relationships, together with anticipated cash flows from operations and other sources of funds, which may include proceeds from the disposition of certain properties or investments, will provide for our anticipated near-term liquidity needs. We expect to meet our long-term liquidity requirements through the means described above, as well as long-term secured and unsecured indebtedness, and future issuances of equity and/or debt securities.

Woodbridge (Parent Company level)

As of March 31, 2009 and December 31, 2008, Woodbridge had cash and short-term certificates of deposits, of $104.1 million and $107.3 million, respectively. Our cash decreased by $3.2 million during the three months ended March 31, 2009 primarily due to general and administrative expenses and debt service costs.

As of December 31, 2007, Woodbridge had cash of $162.0 million. Our cash decreased by $54.7 million during the year ended December 31, 2008 primarily due to the repayment of a $40.0 million intercompany loan to Core, the acquisition (net of shares sold) of 1,435,000 shares of Office Depot common stock for an aggregate cost (net of proceeds received from shares sold) of $16.3 million, severance related payments of approximately $4.9 million, a $3.0 million investment in Pizza Fusion and an increase in restricted cash of $16.4 million primarily related to funding the Levitt and Sons Settlement Agreement, and providing $4.3 million as collateral for a letter of credit. These decreases were offset in part by the receipt of approximately $29.7 million of a federal income tax refund and the receipt from Core of a $30.0 million cash dividend payment. The remaining balance was used in operations and to pay accrued expenses.

In October 2007, Woodbridge acquired from Levitt and Sons all of the membership interests in Carolina Oak, which owns a 150 acre parcel in Tradition Hilton Head. In connection with this acquisition, the credit facility collateralized by the 150 acre parcel (the “Carolina Oak Loan”) was modified, and Woodbridge became the obligor under the Carolina Oak Loan. Woodbridge was previously a guarantor of this loan and as partial consideration for Woodbridge becoming the obligor of the Carolina Oak Loan, its membership interests in Levitt and Sons, previously pledged by Woodbridge to the lender, was released. At December 31, 2008, the outstanding balance on the Carolina Oak Loan was $37.5 million. The loan is collateralized by a first mortgage on the 150 acre parcel in Tradition Hilton Head and guaranteed by Carolina Oak. The Carolina Oak Loan is due and payable on March 21, 2011 but may be extended for one additional year at the discretion of the lender. Interest accrues under the facility at the Prime Rate (3.25% at December 31, 2008) and is payable monthly. The Carolina Oak Loan is subject to customary terms, conditions and covenants, including periodic appraisal and re-margining and the lender’s right to accelerate the debt upon a material adverse change with respect to Woodbridge. At December 31, 2008, there was no immediate availability to draw on this facility based on available collateral, and we were in compliance with the loan covenants.

At November 9, 2007, the date of the deconsolidation of Levitt and Sons, Woodbridge had a negative investment in Levitt and Sons of $123.0 million and there were outstanding advances due to Woodbridge from Levitt and Sons of $67.8 million, resulting in a net negative investment of $55.2 million. During the fourth quarter of 2008, the Company identified approximately $2.3 million of deferred revenue on intercompany sales between Core and Carolina Oak that had been misclassified against the negative investment in Levitt and Sons. As a result, the Company recorded a $2.3 million reclassification in the fourth quarter of 2008 between inventory of real estate and the loss in excess of investment in subsidiary in the consolidated statements of financial condition. As a result, as of December 31, 2008, the net negative investment was $52.9 million. After the filing of the Levitt and Sons’ bankruptcy, Woodbridge incurred certain administrative costs relating to services performed for Levitt and Sons and its employees (the “Post Petition Services”). Woodbridge did not incur Post Petition Services in the three months ended March 31, 2009, compared to approximately $987,000 incurred in the same period in 2008.

On June 27, 2008, Woodbridge entered into a settlement agreement (the “Settlement Agreement”) with the Debtors and the Joint Committee of Unsecured Creditors (the “Joint Committee”) appointed in the Chapter 11 Cases. Pursuant to the Settlement Agreement, among other things, (i) Woodbridge agreed to pay to the Debtors’ bankruptcy estates the sum of $12.5 million plus accrued interest from May 22, 2008 through the date of payment, (ii) Woodbridge agreed to waive and release substantially all of the claims it had against the Debtors, including its administrative expense claims through July 2008, and (iii) the Debtors (joined by the Joint Committee) agreed to waive and release any claims they had against Woodbridge and its affiliates. After certain of Levitt and Sons’ creditors indicated that they objected to the terms of the Settlement Agreement and stated a desire to pursue claims against Woodbridge, Woodbridge, the Debtors and the Joint Committee entered into an amendment to the Settlement Agreement, pursuant to which Woodbridge would, in lieu of the $12.5 million payment previously agreed to, pay $8 million to the Debtors’ bankruptcy estates and place $4.5 million in a release fund to be disbursed to third party creditors in exchange for a third party release and injunction. The amendment also provided for an additional $300,000 payment by Woodbridge to a deposit holders fund. The Settlement Agreement, as amended, was subject to a number of conditions, including the approval of the Bankruptcy Court. On February 20, 2009, the Bankruptcy Court entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Joint Committee. That order also approved the settlement pursuant to the Settlement Agreement, as amended. No appeal or rehearing of the Bankruptcy Court’s order was timely filed by any party, and the settlement was consummated on March 3, 2009, at which time, payment was made in accordance with the terms and conditions of the Settlement Agreement, as amended. Under cost method accounting, the cost of settlement and the related $52.9 million liability (less $500,000 which was determined as the settlement holdback and remained as an accrual pursuant to the Settlement Agreement, as amended) was recognized into income in the quarter ended March 31, 2009, resulting in a $40.4 million gain on settlement of investment in subsidiary.

We effected a one-for-five reverse stock split during the third quarter of 2008 which converted each five shares of our Class A Common Stock into one share of Class A Common Stock and each five shares of our Class B Common Stock into one share of Class B Common Stock. The reverse stock split proportionately reduced the number of authorized shares and the number of outstanding shares of our Class A Common Stock and Class B Common Stock, but did not have any impact on our shareholders’ proportionate equity interests or voting rights in the Company. We pursued the reverse stock split based on the continued listing requirements of the New York Stock Exchange. While the reverse stock split was effected for the purpose of addressing issues with respect to the trading price of our Class A Common Stock and our compliance with the New York Stock Exchange’s continued listing requirements, our Class A Common Stock ultimately failed to meet the New York Stock Exchange’s continued listing requirement regarding average market capitalization over a consecutive thirty-day trading period. As a result, our Class A Common Stock was suspended from trading on the New York Stock Exchange beginning with the opening of trading on November 20, 2008. Our Class A Common Stock currently trades on the Pink Sheets under the ticker symbol “WDGH.PK.”

Core Communities

At March 31, 2009 and December 31, 2008, Core had cash and cash equivalents of $14.6 million and $16.9 million, respectively. Cash decreased $2.3 million during the three months ended March 31, 2009 primarily as a result of cash used to fund the continued development of Core’s projects as well as selling, general and administrative expenses. At March 31, 2009, Core had no immediate availability under its various lines of credit. Core has made efforts to minimize its development expenditures in both Tradition, Florida and in Tradition Hilton Head; however, Core continues to incur expenses related to the development of these communities, particularly at Tradition Hilton Head, which is in the early stage of the master-planned community’s development cycle to develop the community infrastructure.

At December 31, 2007, Core had cash and cash equivalents of $33.1 million. Cash decreased $16.2 million during the year ended December 31, 2008 primarily as a result of a $30.0 million dividend payment to the Parent Company, an increase in restricted cash of $2.7 million mainly related to the funding of an interest reserve, $19.9 million of curtailment payments mentioned below and cash used to fund the continued development at Core’s projects as well as selling, general and administrative expenses. These decreases were partially offset by Core’s receipt of $40.0 million from the Parent Company as a repayment of an intercompany loan. At December 31, 2008, Core had no immediate availability under its various lines of credit.

Core’s loan agreements generally require repayment of specified amounts upon a sale of a portion of the property collateralizing the debt. The loans which provide the primary financing for Tradition, Florida and Tradition Hilton Head have annual appraisal and re-margining requirements. These provisions may require Core, in circumstances where the value of the real estate collateralizing these loans declines, to pay down a portion of the principal amount of the loan to bring the loan within specified minimum loan-to-value ratios. Accordingly, should land prices decline, reappraisals could result in significant future re-margining payments. Additionally, the loans which provide the primary financing for the commercial leasing projects contain certain debt service coverage ratio covenants. If net operating income from these projects falls below levels necessary to maintain compliance with these covenants, Core would be required to make principal curtailment payments sufficient to reduce the loan balance to an amount which would bring Core into compliance with the requirement, and these curtailment payments could be significant.

In January of 2009, Core was advised by one of its lenders that it had received an external appraisal on the land that serves as collateral for a development mortgage note payable, which had an outstanding balance of $86.7 million at March 31, 2009. The appraised value would suggest the potential for a re-margining payment to bring the note payable back in line with the minimum loan-to-value requirement. The lender is conducting its internal review procedures, including the determination of the appraised value. As of the date of this filing, the lender’s evaluation is continuing and, accordingly, although it is likely that a re-margining payment will be required, the amount of such payment is not currently determinable.

Core has a credit agreement with a financial institution which provides for borrowings of up to $64.3 million. This facility matures in June 2009 and has two one-year extension options. The loan agreement requires that Core provide at least 30 days notice prior to the initial maturity of its election to exercise the one-year option period. Throughout the extension period, the collateral must generate a debt service coverage ratio of 1.20:1, otherwise Core would be required to re-margin the loan. While Core does not currently anticipate it will meet the debt service coverage ratio requirement, Core is in discussions with its lender regarding this credit agreement. Under the terms of the loan, Core can make a re-margining payment, if necessary, from current cash reserves, and the loan will be extended automatically. As part of its discussions with the lender, Core is seeking to achieve the extension by restructuring the loan absent a re-margining payment; however, there can be no assurance that Core will be successful in doing so.

All of Core’s debt facilities contain financial covenants generally requiring certain net worth, liquidity and loan to value ratios. Further, certain of Core’s debt facilities contain cross-default provisions under which a default on one loan with a lender could cause a default on other debt instruments with the same lender. If Core fails to comply with any of these restrictions or covenants, the lenders under the applicable debt facilities could cause Core’s debt to become due and payable prior to maturity. These accelerations or significant re-margining payments could require Core to dedicate a substantial portion of its cash to pay its debt and reduce its ability to use its cash to fund its operations. If Core does not have sufficient cash to satisfy these required payments, then Core would need to seek to refinance the debt or obtain alternative funds, which may not be available on attractive terms, if at all. In the event that Core is unable to refinance its debt or obtain additional funds, it may default on some or all of its existing debt facilities.

Core’s operations have been negatively impacted by the downturn in the residential and commercial real-estate industries. Market conditions have adversely affected Core’s commercial leasing projects and its ability to complete sales, and Core is currently experiencing cash flow deficits. Possible liquidity sources available to Core include the sale of real estate inventory, including commercial properties, debt or outside equity financing, including secured borrowings using unencumbered land; however, there is no assurance that any or all of these alternatives will be available to Core on attractive terms, if at all, or that Core will otherwise be in a position to utilize such alternatives to improve its cash position. In addition, while funding from Woodbridge is a possible source of liquidity, Woodbridge is under no obligation to provide funding to Core and there can be no assurance that it will do so.

Off Balance Sheet Arrangements and Contractual Obligations

In connection with the development of certain of Core’s projects, community development, special assessment or improvement districts have been established and may utilize tax-exempt bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements near or at these communities. If these improvement districts were not established, Core would need to fund community infrastructure development out of operating cash flow or through sources of financing or capital, or be forced to delay its development activity. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district, and a priority assessment lien may be placed on benefited parcels to provide security for the debt service. The bonds, including interest and redemption premiums, if any, and the associated priority lien on the property are typically payable, secured and satisfied by revenues, fees, or assessments levied on the property benefited. Core pays a portion of the revenues, fees, and assessments levied by the districts on the properties it still owns that are benefited by the improvements. Core may also be required to pay down a specified portion of the bonds at the time each unit or parcel is sold. The costs of these obligations are capitalized to inventory during the development period and recognized as cost of sales when the properties are sold.

Core’s bond financing at March 31, 2009, December 31, 2008 and December 31, 2007 consisted of district bonds totaling $218.7 million at each of these dates with outstanding amounts of approximately $143.8 million, $130.5 million and $82.9 million, respectively. Further, at March 31, 2009, there was approximately $69.2 million available under these bonds to fund future development expenditures, while at December 31, 2008 and 2007, there was approximately $82.4 million and $129.5 million, respectively, available. Bond obligations at March 31, 2009 and December 31, 2008 mature in 2035 and 2040. As of each of March 31, 2009 and December 31, 2008, Core owned approximately 16% of the property subject to assessments within the community development district and approximately 91% of the property subject to assessments within the special assessment district. During the quarters ended March 31, 2009 and 2008, Core recorded approximately $159,000 and $105,000, respectively, in assessments on property owned by it in the districts. During the years ended December 31, 2008, 2007 and 2006, Core recorded approximately $584,000, $1.3 million and $1.7 million, respectively, in assessments on property owned by it in the districts. Core is responsible for any assessed amounts until the underlying property is sold and will continue to be responsible for the annual assessments if the property is never sold. In addition, Core has guaranteed payments for assessments under the district bonds in Tradition, Florida which would require funding if future assessments to be allocated to property owners are insufficient to repay the bonds. Management has evaluated this exposure based upon the criteria in Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”, and has determined that there have been no substantive changes to the projected density or land use in the development subject to the bond which would make it probable that Core would have to fund future shortfalls in assessments.

In accordance with Emerging Issues Task Force Issue No. 91-10, “Accounting for Special Assessments and Tax Increment Financing”, the Company records a liability for the estimated developer obligations that are fixed and determinable and user fees that are required to be paid or transferred at the time the parcel or unit is sold to an end user. At each of March 31, 2009, December 31, 2008 and December 31, 2007, the liability related to developer obligations associated with Core’s ownership of the property was $3.3 million. This liability is included in the accompanying unaudited consolidated statements of financial condition as of March 31, 2009, December 31, 2008 and December 31, 2007.

We entered into an indemnity agreement in April 2004 with a joint venture partner at Altman Longleaf relating to, among other obligations, that partner’s guarantee of the joint venture’s indebtedness. Our liability under the indemnity agreement was limited to the amount of any distributions from the joint venture which exceeds our original capital and other contributions. Levitt Commercial owned a 20% interest in Altman Longleaf, LLC, which owned a 20% interest in this joint venture. This joint venture developed a 298-unit apartment complex in Melbourne, Florida. An affiliate of our joint venture partner was the general contractor. Construction commenced on the development in 2004 and was completed in 2006. Our original capital contributions totaled approximately $585,000 and we have received approximately $1.2 million in distributions since 2004. In December 2008, our interest in the joint venture was sold and we received approximately

$182,000 as a result of the sale. Accordingly, we were released from any potential obligation of indemnity which may have arisen in connection with the joint venture.

The following table summarizes our contractual obligations as of March 31, 2009 (in thousands):

		Payments Due by Period
		Less Than	2-3	4-5	More Than
Category	Total	1 Year	Years	Years	5 Years

Long-term debt obligations(1)(2)	$349,542	3,836	221,789	2,536	121,381
Operating lease obligations	3,402	1,140	853	389	1,020

Total obligations	$352,944	4,976	222,642	2,925	122,401

(1)	Amounts exclude interest because terms of repayment are based on construction activity and sales volume. In addition, a large portion of the debt is based on variable rates.

(2)	These amounts represent scheduled principal payments. Some of those borrowings require the repayment of specified amounts upon a sale of portions of the property collateralizing those obligations, as well as curtailment repayments prior to scheduled maturity pursuant to re-margining and minimum sales requirements.

The following table summarizes our contractual obligations as of December 31, 2008 (in thousands):

	Payments Due by Period
		Less Than	13-36	37-60	More Than
Category(1)	Total	12 Months	Months	Months	60 Months

Long-term debt obligations(2)	$349,952	3,567	197,233	27,574	121,578
Interest payable on long-term debt	244,269	18,140	31,476	18,855	175,798
Operating lease obligations	3,797	1,279	1,062	386	1,070
Severance related termination obligations	129	129	—	—	—
Independent contractor agreements	681	681	—	—	—

Total obligations	$598,828	23,796	229,771	46,815	298,446

(1)	Long-term debt obligations consist of notes, mortgage notes and bonds payable. Interest payable on these long-term debt obligations is the interest that will be incurred related to the outstanding debt. Operating lease obligations consist of lease commitments. The timing of contractual payments for debt obligations assumes the exercise of all extensions available at our sole discretion.

(2)	In addition to the above scheduled payments, Core’s borrowing agreements generally require repayment of specified amounts upon a sale of a portion of the property collateralizing the debt or upon a reappraisal of the underlying collateral if declines in value cause the loan to exceed maximum loan to value ratios. In addition, Core is subject to provisions in its borrowing agreements that require additional principal payments, known as curtailment payments, in the event that sales are below those agreed to at the inception of the borrowing. Total curtailment payments during 2008 amounted to $19.9 million, consisting of a $14.9 million curtailment payment which was paid in January 2008 and an additional $5 million curtailment payment which was paid in June 2008. Additionally, certain borrowings may require increased principal payments on our debt obligations due to re-margining requirements.

Long-term debt obligations consist of notes, mortgage notes and bonds payable. Operating lease obligations consist of lease commitments. In addition to the above contractual obligations, we have $2.4 million in unrecognized tax benefits related to FASB Interpretation No. 48 — “Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109” (“FIN No. 48”). FIN No. 48 provides guidance for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return.

Tradition Development Company, LLC, a wholly-owned subsidiary of Core Communities (“TDC”), has an existing advertising agreement with the operator of a Major League Baseball team pursuant to which,

among other advertising rights, TDC obtained a royalty-free license to use, among others, the trademark “Tradition Field” at the sports complex located in Port St. Lucie and the naming rights to that complex. The initial term of the agreement terminates on December 31, 2013; provided, however, that upon payment of a specified buy-out fee and compliance with other contractual procedures, TDC has the right to terminate the agreement at any time. Required cumulative payments under the agreement through December 31, 2013 are approximately $923,000 and are included under “Operating lease obligations” in the table above.

We have future obligations relating to the termination of facilities associated with property and equipment leases that we had entered into that were no longer providing a benefit to us, as well as termination fees related to contractual obligations we cancelled. As of December 31, 2008, these obligations amounted to $640,000 and are included under “Operating lease obligations” in the table above.

At March 31, 2009, December 31, 2008 and December 31, 2007, we had outstanding surety bonds of approximately $8.1 million, $8.2 million and $7.1 million, respectively, which were related primarily to obligations to various governmental entities to construct improvements in our various communities. We estimate that approximately $4.8 million of work remains to complete these improvements and do not believe that any outstanding surety bonds will likely be drawn upon.

In the ordinary course of business we sell land to third parties where obligations exist to complete site development and infrastructure improvements subsequent to the sale date. Future development and construction obligations amount to $5.2 million at December 31, 2008, which are expected to be incurred over the next two years. The timing of future development will depend on factors such as the timing of future sales, demographic growth rates in the areas in which these obligations occur and the impact of any future deterioration or improvement in the local real estate market.

Levitt and Sons had $33.3 million in surety bonds related to its ongoing projects at the time of the filing of the Chapter 11 Cases. In the event that these obligations are drawn and paid by the surety, Woodbridge could be responsible for up to $11.7 million plus costs and expenses in accordance with the surety indemnity agreements executed by Woodbridge. At March 31, 2009, December 31, 2008 and December 31, 2007, we had $1.1 million, $1.1 million and $1.8 million, respectively, in surety bonds accrual at Woodbridge related to certain bonds where management believes it to be probable that Woodbridge will be required to reimburse the surety under applicable indemnity agreements. During the three months ended March 31, 2009 and 2008, Woodbridge performed under its indemnity agreements and reimbursed the surety approximately $37,000 and $165,000, respectively. During the year ended December 31, 2008, Woodbridge performed under its indemnity agreements and reimbursed the surety $532,000 while no reimbursements were made in 2007. It is unclear whether and to what extent the remaining outstanding surety bonds of Levitt and Sons will be drawn and the extent to which Woodbridge may be responsible for additional amounts beyond this accrual. There is no assurance that Woodbridge will not be responsible for amounts in excess of the $1.1 million accrual. Woodbridge will not receive any repayment, assets or other consideration as recovery of any amounts it may be required to pay. In September 2008, a surety filed a lawsuit to require Woodbridge to post $5.4 million of collateral against a portion of the $11.7 million surety bonds exposure in connection with demands made by a municipality. We believe that the municipality does not have the right to demand payment under the bonds and we initiated a lawsuit against the municipality. We do not believe a loss is probable and accordingly have not accrued any amount related to this claim. However, based on claims made on the bonds, the surety requested that Woodbridge post a $4.0 million letter of credit as security while the matter is litigated with the municipality, and we have complied with that request.

On November 9, 2007, Woodbridge put in place an employee fund and offered up to $5 million of severance benefits to terminated Levitt and Sons employees to supplement the limited termination benefits paid by Levitt and Sons to those employees. Levitt and Sons was restricted in the payment of termination benefits to its former employees by virtue of the Chapter 11 Cases. Woodbridge incurred severance and benefits related restructuring charges of approximately $89,000 and $1.2 million during the quarters ended March 31, 2009 and 2008, respectively. For the quarters ended March 31, 2009 and 2008, Woodbridge paid approximately $132,000 and $1.5 million, respectively, in severance and termination charges related to the above described fund as well as severance for employees other than Levitt and Sons employees. Employees entitled to participate in the fund either received a payment stream, which in certain cases extends over two years, or a lump sum payment, dependent on a variety of factors. Former Levitt and Sons’ employees who received these payments were required to assign to Woodbridge their unsecured claims against Levitt and Sons. At March 31, 2009 and December 31, 2008, $86,000 and $129,000, respectively, was accrued to be paid.

The independent contractor related expense relates to two contractor agreements entered into with former Levitt and Sons employees. The agreements were for past and future consulting services. The total commitment related to these agreements included under “Independent contractor agreements” in the table above was $681,000 as of December 31, 2008 and will be paid monthly through 2009. The expense associated with these arrangements is included in selling, general and administrative expenses for the Other Operations segment for the years ended December 31, 2008 and 2007.

Impact of Inflation

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

Inflation could have a long-term impact on us because any increase in the cost of land, materials and labor would result in a need to increase the sales prices of land which may not be possible. In addition, inflation is often accompanied by higher interest rates which could have a negative impact on demand and the costs of financing land development activities. Rising interest rates as well as increased materials and labor costs may reduce margins.

New Accounting Pronouncements

See note 2 to our audited consolidated financial statements and note 19 to our unaudited consolidated financial statements, in each case included elsewhere in this joint proxy statement/prospectus for a description of new accounting pronouncements applicable to us.

BFC SPECIAL MEETING PROPOSAL NO. 1 — APPROVAL OF
THE MERGER AND THE RELATED TRANSACTIONS

For a summary and detailed information regarding the proposal relating to the merger and the related transactions, including the amendment to BFC’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of BFC’s Class A Common Stock from 100,000,000 shares to 150,000,000 shares, see the information throughout this joint proxy statement/prospectus, including the information set forth in “Questions and Answers About the Merger,” “Questions and Answers About the BFC Special Meeting,” “Summary,” “The BFC Special Meeting,” “The Merger” and “The Merger Agreement.”

THE BOARD OF DIRECTORS OF BFC HAS DETERMINED THAT THE MERGER AND THE RELATED TRANSACTIONS ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF BFC AND ITS SHAREHOLDERS AND RECOMMENDS THAT BFC’S SHAREHOLDERS VOTE “FOR” THE MERGER AND THE RELATED TRANSACTIONS.

WOODBRIDGE ANNUAL MEETING PROPOSAL NO. 1 — APPROVAL OF
THE MERGER AGREEMENT

For a summary and detailed information regarding the proposal relating to the merger agreement, see the information throughout this joint proxy statement/prospectus, including the information set forth in “Questions and Answers About the Merger,” “Questions and Answers About the Woodbridge Annual Meeting,” “Summary,” “The Woodbridge Annual Meeting,” “The Merger” and “The Merger Agreement.”

THE BOARD OF DIRECTORS OF WOODBRIDGE HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF WOODBRIDGE’S SHAREHOLDERS AND RECOMMENDS THAT WOODBRIDGE’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER AGREEMENT.

WOODBRIDGE ANNUAL MEETING PROPOSAL NO. 2 — ELECTION OF DIRECTORS

For a summary and detailed information regarding the proposal relating to the election of directors to the board of directors of Woodbridge, see the information set forth in this joint proxy statement/prospectus, including the information set forth in “Questions and Answers About the Woodbridge Annual Meeting,” “The Woodbridge Annual Meeting” and “Information About Woodbridge — Management — Board of Directors.”

THE BOARD OF DIRECTORS OF WOODBRIDGE RECOMMENDS THAT WOODBRIDGE’S SHAREHOLDERS VOTE “FOR” THE ELECTION OF EACH DIRECTOR NOMINEE.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF
PROXY MATERIALS FOR THE WOODBRIDGE ANNUAL MEETING

This joint proxy statement/prospectus (including the accompanying forms of proxy card) and Woodbridge’s Annual Report to Shareholders for the year ended December 31, 2008 are available at                                      .

LEGAL MATTERS

The legality of the securities offered by this joint proxy statement/prospectus will be passed upon for BFC by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida.

EXPERTS

The audited consolidated financial statements of BFC Financial Corporation for the years ended December 31, 2006, 2007 and 2008, except as they relate to Bluegreen Corporation, included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Woodbridge Holdings Corporation for the years ended December 31, 2006, 2007 and 2008, except as they relate to Bluegreen Corporation, included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Bluegreen Corporation at December 31, 2008 and for each of the years ended December 31, 2006, 2007 and 2008, attached as Exhibit 99.4 to the registration statement of which this joint proxy statement/prospectus forms a part, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing as an exhibit herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

No business, other than as described in this joint proxy statement/prospectus, will be transacted at the BFC special meeting or the Woodbridge annual meeting, except such other business as may properly be brought before the Woodbridge annual meeting or any adjournment or postponement thereof by the board of directors of Woodbridge. As of the date of this joint proxy statement/prospectus, the board of directors of Woodbridge does not know of any other matter that will be presented for consideration at the Woodbridge annual meeting, other than as described in this joint proxy statement/prospectus. However, if other matters are properly presented at such meeting or any adjournment or postponement thereof, the persons named as proxies with respect to the meeting will vote in accordance with their best judgment on those matters.

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP served as both BFC’s and Woodbridge’s independent registered certified public accounting firm for each of the years ended December 31, 2008 and 2007. A representative of PricewaterhouseCoopers LLP is expected to be present at the BFC special meeting and the Woodbridge annual meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions from shareholders.

HOUSEHOLDING OF PROXY MATERIAL

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies. Each of BFC and Woodbridge as well as some brokers household proxy materials, delivering a single proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker or the companies’ transfer agent, American Stock Transfer & Trust Company (“AST”), that they or the companies will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. However, BFC or Woodbridge, as applicable, will deliver promptly upon written or oral request a separate copy of this joint proxy statement/prospectus to a shareholder at a shared address to which a single proxy statement was delivered. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement in the future, or if you are receiving multiple proxy statements and would like to request delivery of a single proxy statement in the future, please notify your broker if your shares are held in a brokerage account or AST if you hold registered shares. You can notify AST by calling 800-937-5449 or by sending a written request to American Stock Transfer & Trust Company, 59 Maiden Lane — Plaza Level, New York, NY 10038, Attn: Marianela Patterson.

ADVANCE NOTICE PROCEDURES
AND FUTURE SHAREHOLDER PROPOSALS

Woodbridge’s Advance Notice Procedures.  Under Woodbridge’s By-laws, no business may be brought before annual meetings of Woodbridge’s shareholders unless it is specified in the notice of the meeting or is otherwise brought before the meeting by or at the direction of the board of directors of Woodbridge or, with respect to Woodbridge’s 2010 annual meeting of shareholders (in the event the merger is not consummated and Woodbridge’s separate corporate existence remains in effect at that time) by a shareholder entitled to vote who has delivered written notice to Woodbridge’s Secretary (containing certain information specified in Woodbridge’s By-laws about the shareholder and the proposed action) not before          , 2010 and not after          , 2010. In addition, any shareholder of Woodbridge who wishes to submit a nomination to the board of directors of Woodbridge must deliver written notice of the nomination within the aforementioned time period and comply with the information requirements in Woodbridge’s By-laws relating to shareholder nominations. These requirements are separate from and in addition to the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in the proxy materials for any future annual meeting of Woodbridge’s shareholders.

Shareholder Proposals for Woodbridge’s 2010 Annual Meeting of Shareholders.  In the event that the merger is not consummated and Woodbridge’s separate corporate existence remains in effect and, therefore, Woodbridge holds an annual meeting of its shareholders during 2010, shareholders interested in submitting a proposal for inclusion in the proxy materials for such meeting may do so by following the procedures prescribed in SEC Rule l4a-8. To be eligible for inclusion, shareholder proposals must be received by Woodbridge’s Secretary no later than          , 2010 at Woodbridge’s main offices, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

BFC’s Advance Notice Procedures and Shareholder Proposals for BFC’s 2010 Annual Meeting of Shareholders.  The requirements and deadlines which shareholders of BFC must comply with in order to present business before BFC’s 2010 annual meeting of shareholders, nominate an individual for election to the board of directors of BFC at BFC’s 2010 annual meeting of shareholders or submit a proposal for inclusion in BFC’s proxy materials for its 2010 annual meeting of shareholders are set forth in BFC’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2009.

WHERE YOU CAN FIND MORE INFORMATION

BFC and Woodbridge file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that BFC and Woodbridge file with the SEC at the SEC’s public reference room at the following location:

Public Reference Room
100 F Street, N.E.
Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. Additional information about the companies may be found at http://www.bfcfinancial.com and at http://www.woodbridgeholdings.com.

Shareholders of Woodbridge can also contact Woodbridge’s information agent for answers to their questions regarding the merger.

Georgeson Inc.
199 Water St., 26th Floor
New York, NY 10038-3650
Telephone:

BFC has supplied all information contained in this joint proxy statement/prospectus relating to BFC, and Woodbridge has supplied all information contained in this joint proxy statement/prospectus relating to Woodbridge.

You should rely only on the information contained in this joint proxy statement/prospectus. BFC and Woodbridge have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. You should assume that the information in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus. Neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of shares of BFC’s Class A Common Stock in connection with the merger creates any implication to the contrary.

BFC’S FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following unaudited financial statements of BFC for the three months ended March 31, 2009 and 2008 and related notes have been excerpted from BFC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 14, 2009, and the audited financial statements of BFC for the years ended December 31, 2008, 2007 and 2006 were filed as Exhibit 99.2 to BFC’s Current Report on Form 8-K, filed with the SEC on July 20, 2009. Unless stated to the contrary or the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “BFC” within this section refer to BFC Financial Corporation and its consolidated subsidiaries.

The financial statements of Bluegreen Corporation, which is considered a significant investee, for the years ended December 31, 2008, 2007 and 2006, including the Report of Bluegreen Corporation’s Independent Registered Public Accounting Firm, Ernst & Young LLP, and for the three months ended March 31, 2009 and 2008 are included as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.

BFC Financial Corporation

Consolidated Statements of Financial Condition — Unaudited

	March 31,	December 31,
	2009	2008
	(In thousands, except share data)

ASSETS
Cash and cash equivalents	$354,652	278,937
Restricted cash	8,575	21,288
Securities available for sale and other financial instruments (at fair value)	538,516	722,698
Investment securities at cost or amortized costs (fair value: $37,294 in 2009 and $12,475 in 2008)	36,955	12,008
Tax certificates, net of allowance of $7,036 in 2009 and $6,064 in 2008	172,641	213,534
Federal Home Loan Bank stock, at cost which approximates fair value	48,751	54,607
Residential loans held for sale at lower of cost or fair value	6,238	3,461
Loans receivable, net of allowance for loan losses $158,397 in 2009 and $137,257 in 2008	4,197,587	4,314,184
Accrued interest receivable	38,519	41,817
Real estate held for development and sale	269,014	268,763
Real estate owned	21,763	19,045
Investments in unconsolidated affiliates	28,494	41,386
Properties and equipment, net	309,251	315,347
Goodwill and other intangible assets, net	36,553	44,986
Other assets	44,945	43,521

Total assets	$6,112,454	6,395,582

LIABILITIES AND EQUITY
Liabilities:
Interest bearing deposits	$3,254,626	3,184,677
Non-interest bearing deposits	798,687	741,691

Total deposits	4,053,313	3,926,368
Advances from FHLB	817,372	967,491
Federal funds purchased and other short term borrowings	62,967	238,339
Securities sold under agreements to repurchase	28,238	41,387
Subordinated debentures, mortgage notes payable and mortgage-backed bonds	287,314	287,772
Junior subordinated debentures	379,460	376,104
Loss in excess of investment in Woodbridge’s subsidiary	—	52,887
Other liabilities	115,609	118,784

Total liabilities	5,744,273	6,009,132

Commitments and contingencies (see Note 17)
Preferred stock of $.01 par value; authorized — 10,000,000 shares; Redeemable 5% Cumulative Preferred Stock — $.01 par value; authorized 15,000 shares; issued and outstanding 15,000 shares in 2009 and 2008 with a redemption value of $1,000 per share	11,029	11,029

Equity:
Class A common stock of $.01 par value, authorized 70,000,000 shares; issued and outstanding 38,254,389 in 2009 and 2008	382	382
Class B common stock of $.01 par value, authorized 20,000,000 shares; issued and outstanding 6,875,104 in 2009 and 2008	69	69
Additional paid-in capital	124,182	123,562
Accumulated deficit	(19,439)	(8,848)
Accumulated other comprehensive loss	(742)	(2,298)

Total BFC Financial Corporation (“BFC”) shareholders’ equity	104,452	112,867
Noncontrolling interests	252,700	262,554

Total equity	357,152	375,421

Total liabilities and equity	$6,112,454	6,395,582

See accompanying notes to unaudited consolidated financial statements.

BFC Financial Corporation

Consolidated Statements of Operations — Unaudited

	For the Three Months
	Ended March 31,
	2009	2008
		(As Adjusted)
	(In thousands, except
	per share data)

Revenues
BFC Activities:
Interest and dividend income	$258	415
Other income	164	1,258

	422	1,673

Financial Services:
Interest and dividend income	62,908	83,732
Service charges on deposits	18,685	24,014
Other service charges and fees	7,025	7,433
Securities activities, net	4,440	(4,738)
Other income	2,650	2,602

	95,708	113,043

Real Estate Development:
Sales of real estate	1,427	154
Interest and dividend income	509	1,455
Other income	2,944	3,090

	4,880	4,699

Total revenues	101,010	119,415

Costs and Expenses
BFC Activities:
Employee compensation and benefits	2,196	3,160
Other expenses	701	927

	2,897	4,087

Financial Services:
Interest expense	24,775	41,075
Provision for loan losses	44,277	42,888
Employee compensation and benefits	28,806	35,155
Occupancy and equipment	14,911	16,386
Advertising and promotion	2,832	4,895
Restructuring charges and exit activities	1,875	(115)
Cost associated with debt redemption	591	1
Provision for (recovery from) tax certificates losses	1,486	(117)
Impairment of goodwill	8,541	—
Other expenses	13,514	13,564

	141,608	153,732

Real Estate Development:
Cost of sales of real estate	693	88
Interest expense, net of interest capitalized	2,773	2,911
Selling, general and administrative expenses	10,339	12,451

	13,805	15,450

Total costs and expenses	158,310	173,269

Equity in earnings from unconsolidated affiliates	6,495	1,803
Impairment of other investments	(22,797)	—
Gain on settlement of investment in Woodbridge’s subsidiary	40,369	—

Loss from continuing operations before income taxes and noncontrolling interests	(33,233)	(52,051)
Benefit for income taxes	—	(18,953)

Loss from continuing operations	(33,233)	(33,098)
Discontinued operations, less income tax provision $0 in 2009 and $708 in 2008	4,201	1,019

Net loss	(29,032)	(32,079)
Net loss attributable to noncontrolling interests	18,629	26,208

Net loss attributable to BFC	(10,403)	(5,871)
5% Preferred Stock dividends	(188)	(188)

Net loss allocable to common stock	$(10,591)	(6,059)

Basic and Diluted (Loss) Earnings Per Common Share (see Note 20):
Loss per share from continuing operations	$(0.26)	(0.13)
Earnings per share from discontinued operations	0.03	—

Net loss per common share	$(0.23)	(0.13)

Weighted average number of common shares outstanding — basic and diluted	45,114	45,103

See accompanying notes to unaudited consolidated financial statements.

BFC Financial Corporation

Consolidated Statements of Comprehensive Loss — Unaudited

	For the Three Months Ended March 31,
	2009	2008
	(In thousands)

Loss from continuing operations	$(29,032)	(32,079)

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities available for sale	7,016	(5,741)
Benefit for income taxes	—	(2,214)

Unrealized gains (loss) on securities available for sale, net of tax	7,016	(3,527)

Unrealized gains (losses) associated with investment in unconsolidated affiliates	473	(427)
Benefit for income taxes	—	(165)

Unrealized gains (losses) associated with investment in unconsolidated affiliates, net of tax	473	(262)

Reclassification adjustments of net realized losses (gains) included in net loss	(2,044)	2,036
Provision for income taxes	—	786

Net realized (losses) gains reclassified into net loss, net of tax	(2,044)	1,250

Total other comprehensive income (loss), net of tax	5,445	(2,539)

Comprehensive loss	(23,587)	(34,618)
Comprehensive loss attributable to noncontrolling interests	14,740	28,170

Total comprehensive loss attributable to BFC	$(8,847)	(6,448)

See accompanying notes to unaudited consolidated financial statements.

BFC Financial Corporation

Consolidated Statement of Changes in Equity — Unaudited
For the Three Months Ended March 31, 2009

							Accumulated	Total	Non-
	Shares of Common		Class A	Class B	Additional		Other	BFC	Controlling
	Stock Outstanding		Common	Common	Paid-in	Accumulated	Comprehensive	Shareholders’	Interests in	Total
	Class A	Class B	Stock	Stock	Capital	Deficit	Loss	Equity	Subsidiaries	Equity
						(In thousands)

Balance, December 31, 2008	38,254	6,875	$382	$69	$123,562	$(8,848)	$(2,298)	$112,867	$262,554	$375,421
Net loss	—	—	—	—	—	(10,403)	—	(10,403)	(18,629)	(29,032)
Other comprehensive income, net of taxes	—	—	—	—	—	—	1,556	1,556	3,889	5,445
Noncontrolling interests net effect of subsidiaries’ capital transactions	—	—	—	—	—	—	—	—	4,886	4,886
Net effect of subsidiaries’ capital transactions attributable to BFC	—	—	—	—	391	—	—	391	—	391
Cash dividends on 5% Preferred Stock	—	—	—	—	—	(188)	—	(188)	—	(188)
Share-based compensation related to stock options and restricted stock	—	—	—	—	229	—	—	229	—	229

Balance, March 31, 2009	38,254	6,875	$382	$69	$124,182	$(19,439)	$(742)	$104,452	$252,700	$357,152

See accompanying notes to unaudited consolidated financial statements.

BFC Financial Corporation

Consolidated Statements of Cash Flows — Unaudited

	For the Three Months Ended March 31,
	2009	2008
	(In thousands)

Net cash used in operating activities	$(5,013)	(27,801)

Investing activities:
Proceeds from redemption and maturities of investment securities and tax certificates	43,528	40,953
Purchase of investment securities and tax certificates	(29,491)	(11,912)
Purchase of securities available for sale	—	(101,954)
Proceeds from sales and maturities of securities available for sale	199,731	187,498
Decrease in restricted cash	12,713	338
Cash paid in settlement of Woodbridge’s subsidiary bankruptcy	(12,430)	—
Purchases of FHLB stock	(2,295)	(8,325)
Redemption of FHLB stock	8,151	4,771
Investments in unconsolidated subsidiaries	(461)	(198)
Distributions from unconsolidated subsidiaries	224	1,889
Net decrease (increase) in loans	69,773	(13,323)
Proceeds from the sale of loans receivable	—	10,100
Adjustment to acquisition of Pizza Fusion	3,000	—
Improvements to real estate owned	—	(11)
Proceeds from sales of real estate owned	602	756
Net additions to office properties and equipment	(973)	(4,120)

Net cash provided by investing activities	292,072	106,462

Financing activities:
Net increase in deposits	128,618	42,209
Prepayment of FHLB advances	(249,591)	—
Net proceeds from FHLB advances	99,000	80,000
Decrease in securities sold under agreements to repurchase	(13,148)	(2,818)
Decrease in federal funds purchased	(175,373)	(62,489)
Repayment of notes and bonds payable	(583)	(16,316)
Proceeds from notes and bonds payable	132	4,667
Preferred stock dividends paid	(188)	(188)
Proceeds from issuance of BankAtlantic Bancorp Class A common stock	—	93
Purchase and retirement of Woodbridge Class A common stock	(13)	—
BankAtlantic Bancorp cash dividends paid to non-BFC shareholders	(198)	(216)

Net cash (used in) provided by financing activities	(211,344)	44,942

Increase in cash and cash equivalents	75,715	123,603
Cash and cash equivalents at the beginning of period	278,937	332,165

Cash and cash equivalents at end of period	$354,652	455,768

Supplemental cash flow information:
Interest paid on borrowings and deposits	$29,424	45,568
Supplementary disclosure of non-cash investing and financing activities:
Loans and tax certificates transferred to REO	3,388	—
Increase (decrease) in BFC accumulated other comprehensive income, net of taxes	1,556	(577)
Net increase in equity from the effect of subsidiaries’ capital transactions to BFC	391	170

See accompanying notes to unaudited consolidated financial statements.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements

1.	Presentation of Interim Financial Statements

BFC Financial Corporation (“BFC” or the “Company”) is a diversified holding company whose major holdings include controlling interests in BankAtlantic Bancorp, Inc. and its wholly-owned subsidiaries (“BankAtlantic Bancorp”) and Woodbridge Holdings Corporation (formerly Levitt Corporation) and its wholly-owned subsidiaries (“Woodbridge”) and a noncontrolling interest in Benihana, Inc. (“Benihana”), which operates Asian-themed restaurant chains in the United States. As a result of the Company’s position as the controlling shareholder of BankAtlantic Bancorp, BFC is a “unitary savings bank holding company” regulated by the Office of Thrift Supervision (“OTS”).

As a holding company with controlling positions in BankAtlantic Bancorp and Woodbridge, BFC is required under generally accepted accounting principles (“GAAP”) to consolidate the financial results of these companies. As a consequence, the financial information of both entities is presented on a consolidated basis in BFC’s financial statements. However, except as otherwise noted, the debts and obligations of BankAtlantic Bancorp and Woodbridge are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent its pro rata share in a dividend or distribution.

BFC’s ownership in BankAtlantic Bancorp and Woodbridge as of March 31, 2009 was as follows:

	Shares	Percent of	Percent of
	Owned	Ownership	Vote

BankAtlantic Bancorp
Class A Common Stock	2,389,697	23.29%	12.35%
Class B Common Stock	975,225	100.00%	47.00%
Total	3,364,922	29.95%	59.35%
Woodbridge Holdings Corporation
Class A Common Stock	3,735,392	22.45%	11.90%
Class B Common Stock	243,807	100.00%	47.00%
Total	3,979,199	23.57%	58.90%

BankAtlantic Bancorp is a unitary savings bank holding company organized under the laws of the State of Florida. BankAtlantic Bancorp’s principal asset is its investment in BankAtlantic and its subsidiaries. BankAtlantic, a federal savings bank headquartered in Fort Lauderdale, Florida, provides traditional retail banking services and a wide range of commercial banking products and related financial services through a network of over 100 branches or “stores” located in Florida.

On February 28, 2007, BankAtlantic Bancorp completed the sale of Ryan Beck Holdings, Inc. (“Ryan Beck”), a subsidiary of BankAtlantic Bancorp engaged in retail and institutional brokerage and investment banking, to Stifel Financial Corp. (“Stifel”). As a consequence, the results of operations of Ryan Beck are presented as “Discontinued Operations” in the consolidated statements of operations. Under the terms of the agreement, BankAtlantic Bancorp received, among other consideration, consideration based on revenues generated by Ryan Beck over the two year period following the closing of the sale. This earn-out consideration in the amounts of $4.2 million and $1.7 million is included in the Company’s consolidated statement of operations in discontinued operations for the three months ended March 31, 2009 and 2008, respectively.

Historically, Woodbridge’s operations were primarily within the real estate industry; however Woodbridge’s current business strategy includes the pursuit of investments and acquisitions within or outside of the real estate industry, as well as the continued development of master-planned communities.

Woodbridge engages in business activities through its Land Division, consisting of the operations of Core Communities, LLC (“Core Communities” or “Core”), which develops master-planned communities, and through its Other Operations segment (“Woodbridge Other Operations”), which includes the other operations of Woodbridge, such as the consolidated operations of Pizza Fusion Holdings, Inc. (“Pizza Fusion”), the

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

consolidated operations of Carolina Oak Homes, LLC (“Carolina Oak”), which engaged in homebuilding activities in South Carolina prior to the suspension of those activities in the fourth quarter of 2008, and the activities of Cypress Creek Capital Holdings, LLC (“Cypress Creek Capital”) and Snapper Creek Equity Management, LLC (“Snapper Creek”). An equity investment in Bluegreen Corporation (“Bluegreen”) and an investment in Office Depot, Inc. (“Office Depot”) are also included in the Woodbridge Other Operations segment.

Prior to November 9, 2007, Woodbridge also conducted homebuilding operations through Levitt and Sons, LLC (“Levitt and Sons”), which comprised Woodbridge’s Homebuilding Division. Woodbridge’s Homebuilding Division consisted of two reportable operating segments, the Primary Homebuilding segment and the Tennessee Homebuilding segment. As previously reported, on November 9, 2007, Levitt and Sons and substantially all of its subsidiaries (the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Florida (the “Bankruptcy Court”). In connection with the filing of the Chapter 11 Cases, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations of Levitt and Sons from Woodbridge’s financial results of operations. As a result of the deconsolidation of Levitt and Sons, in accordance with Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements” (“ARB No. 51”), Woodbridge recorded its interest in Levitt and Sons under the cost method of accounting.

As previously reported, on February 20, 2009, the Bankruptcy Court entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Official Committee of Unsecured Creditors. That order also approved the settlement pursuant to the settlement agreement that was entered into on June 27, 2008. No appeal or rehearing of the Bankruptcy Court’s order was timely filed by any party, and the settlement was consummated on March 3, 2009, at which time, payment was made in accordance with the terms and conditions of the settlement agreement. Under cost method accounting, the cost of settlement and the related $52.9 million liability (less $500,000 which was determined as the settlement holdback and remained as an accrual pursuant to the settlement agreement, as amended) was recognized into income in the first quarter of 2009, resulting in a $40.4 million gain on settlement of investment in subsidiary. See Note 24 for further information regarding the bankruptcy of Levitt and Sons.

The accompanying unaudited consolidated financial statements have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and disclosures required by GAAP for complete financial statements. In management’s opinion, the accompanying consolidated financial statements contain such adjustments as are necessary for a fair presentation of the Company’s consolidated financial condition at March 31, 2009 and December 31, 2008; the consolidated results of operations, comprehensive loss and cash flows for the three months ended March 31, 2009 and 2008, and the changes in consolidated equity for the three months ended March 31, 2009. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. All significant inter-company balances and transactions have been eliminated in consolidation.

Certain amounts for prior periods have been reclassified to conform to the current period’s presentation.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 established new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company implemented SFAS No. 160 on January 1, 2009 and, accordingly, the Company reflected the new presentation of noncontrolling interest as a separate item in the equity section in the Company’s Consolidated

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

Statements of Financial Condition. The Company also reflected the amount of consolidated net loss attributable to noncontrolling interests and the amount attributable to BFC to be separately presented in the Company’s Consolidated Statements of Operations. SFAS No. 160 was applied prospectively with the exception of the financial statements presentation and required disclosures, which were applied retrospectively for all periods presented. Accordingly, included in the Company’s equity in the Consolidated Statements of Financial Condition is the equity attributable to noncontrolling interests of approximately $252.7 million and $262.6 million at March 31, 2009 and December 31, 2008, respectively. SFAS No. 160 also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. See Note 4.

In 2007, Core Communities began soliciting bids from several potential buyers to purchase assets associated with two of Core’s commercial leasing projects (the “Projects”). As the criteria for assets held for sale had been met in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the assets were reclassified to assets held for sale and the liabilities related to those assets were reclassified to liabilities related to assets held for sale. The results of operations for these assets were reclassified as discontinued operations. During the fourth quarter of 2008, Woodbridge determined that given the difficulty in predicting the timing or probability of a sale of the assets associated with the Projects as a result of, among other things, the economic downturn and disruptions in credit markets, the requirements of SFAS No. 144 necessary to classify these assets as held for sale and to be included in discontinued operations were no longer met and Woodbridge could not assert the Projects could be sold within a year. Therefore, the results of operations for these Projects were reclassified back into continuing operations for prior periods to conform to the current period’s presentation.

A revision was recorded by Woodbridge in the first quarter of 2009 to account for assets and non-controlling interests not recorded properly in the initial application of purchase accounting of Woodbridge’s investment in Pizza Fusion. The adjustment resulted in an increase in cash of $3.0 million, goodwill of $1.1 million and non-controlling interest of $4.1 million. Woodbridge has also recorded an increase in cash flows from investing activities in the three months ended March 31, 2009 of $3.0 million which is included in adjustment to acquisition of Pizza Fusion. The impact of this revision is not material to our consolidated balance sheets at September 30, 2008 and December 31, 2008, nor is it material to our consolidated statement of cash flows for the periods then ended. The revision had no impact on our net income or loss or on our cash flows from operating activities for the three month periods ended September 30, 2008 and December 31, 2008.

2.	Liquidity

BFC

Except as otherwise noted, the debts and obligations of BankAtlantic Bancorp and Woodbridge are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent its pro rata share in a dividend or distribution. BFC has incurred operating cash flow deficits which have been financed with available working capital. BFC expects to meet its liquidity requirements generally through existing cash balances and cash dividends from Benihana and, if necessary with respect to its long-term liquidity requirements, through secured and unsecured indebtedness, future issuances of equity and/or debt securities, and, the sale of assets; however, there is no assurance that any of these alternatives will be available to BFC on attractive terms, or at all, particularly if the adverse current economic and financial market conditions continue.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

BankAtlantic Bancorp and BankAtlantic

BankAtlantic’s liquidity is dependent, in part, on its ability to maintain or increase deposit levels and availability under its lines of credit, federal funds and Treasury and Federal Reserve programs. Additionally, interest rate changes, additional collateral requirements, disruptions in the capital markets or deterioration in BankAtlantic’s financial condition may make terms of the borrowings and deposits less favorable. As a result, there is a risk that BankAtlantic’s cost of funds will increase or that the availability of funding sources may decrease. As of March 31, 2009, BankAtlantic had available unused borrowings of approximately $813 million in connection with its FHLB line of credit, federal funds lines, and Treasury and Federal Reserve programs. However, such available borrowings are subject to periodic reviews and they may be terminated or limited at any time.

As of March 31, 2009, BankAtlantic met the regulatory requirements of a “well capitalized” institution with actual capital amounts and ratios exceeding all “well capitalized” amounts and ratios. However, the OTS, at its discretion, can at any time require an institution to maintain capital amounts and ratios above the established “well capitalized” requirements based on its view of the risk profile of the specific institution. If higher capital requirements are imposed, BankAtlantic could be required to raise additional capital. There is no assurance that additional capital will not be necessary, or that BankAtlantic Bancorp or BankAtlantic would be successful in raising additional capital in subsequent periods. BankAtlantic Bancorp’s inability to raise capital or be deemed “well capitalized” could have a material adverse impact on BFC’s and BankAtlantic Bancorp’s financial condition and results.

Core Communities

Core’s operations have been negatively impacted by the downturn in the residential and commercial real-estate industries. Market conditions have adversely affected Core’s commercial leasing projects and its ability to complete sales, and Core is currently experiencing cash flow deficits. Possible liquidity sources available to Core include the sale of real estate inventory, including commercial properties, debt or outside equity financing, including secured borrowings using unencumbered land; however, there is no assurance that any or all of these alternatives will be available to Core on attractive terms, if at all, or that Core will otherwise be in a position to utilize such alternatives to improve its cash position. In addition, while funding from Woodbridge is a possible source of liquidity, Woodbridge is under no obligation to provide funding to Core and there can be no assurance that it will do so.

Core has a credit agreement with a financial institution which provides for borrowings of up to $64.3 million, of which $58.3 million was outstanding at March 31, 2009. This facility matures in June 2009 and has two one-year extension options. The loan agreement requires that Core provide at least 30 days notice prior to the initial maturity of its election to exercise the one-year option period. Throughout the extension period, the collateral must generate a debt service coverage ratio of 1.20:1, otherwise Core would be required to re-margin the loan. Core does not currently anticipate that it will meet the debt service coverage ratio requirements with respect to the extension period, and Core is in discussions with its lender regarding this credit agreement. Under the terms of the loan, Core can make a re-margining payment, if necessary, from current cash reserves, and the loan will be automatically extended. As part of its discussions with the lender, Core is seeking to achieve the extension by restructuring the loan without making a re-margining payment. However, there can be no assurance that Core will be successful in doing so.

All of Core’s debt facilities contain financial covenants generally requiring certain net worth, liquidity and loan to value ratios. In January of 2009, Core was advised by one of its lenders that the lender had received an external appraisal on the land that serves as collateral for a loan, which had an outstanding balance of $86.7 million at March 31, 2009. The appraised value would suggest that a re-margining payment must be required to reduce the note payable so as to meet the minimum loan-to-value requirement. The lender is conducting its internal review procedures, including the determination of the appraised value. As of the date of

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

this filing, the lender’s evaluation is continuing and, until such time as there is final conclusion on the part of the lender, the amount of a possible re-margining requirement is not determinable.

As discussed above, the negative trends in the operations of Core which have been impacted by the deterioration of the real estate market and the potential for re-margining payments of yet unknown amounts raise substantial doubt regarding Core’s ability to continue as a going concern in accordance with “Statement of Auditing Standards No. 59, “The Auditors Consideration of an Entity’s Ability to Continue as a Going Concern,” if Woodbridge chooses not to provide Core with the cash needed to meet any such obligations when and if they arise. Core’s results are reported separately for segment purposes as the Land Division segment in Note 5. The financial information provided in the Land Division segment and in the unaudited consolidated financial statements has been prepared assuming that Core will meet its obligations and continue as a going concern. As a result, the unaudited consolidated financial statements and the financial information provided for the Land Division do not include any adjustments that might result from the outcome of this uncertainty.

3.	Fair Value Measurement

The following table presents major categories of the Company’s assets measured at fair value on a recurring basis for the three months ended March 31, 2009 (in thousands):

		Fair Value Measurements at March 31, 2009
		Quoted Prices in
		Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	March 31, 2009	(Level 1)	(Level 2)	(Level 3)

Securities Available for Sale:
Mortgage-backed securities	$363,389	—	363,389	—
REMICS	154,449	—	154,449	—
Bonds	250	—	—	250
Benihana Convertible Preferred Stock	16,384	—	—	16,384
Other equity securities	4,044	2,792	—	1,252

Total securities available for sale at fair value	$538,516	2,792	517,838	17,886

There were no liabilities measured at fair value on a recurring basis in the Company’s financial statements.

The following table presents major categories of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2009 (in thousands):

		Benihana
		Convertible	Equity
	Bonds	Preferred Stock	Securities	Total

Beginning Balance	$250	16,426	1,588	18,264
Total gains and losses (realized/unrealized)
Included in earnings	—	—	—	—
Included in other comprehensive loss	—	(42)	(336)	(378)
Purchases, issuances, and settlements	—	—	—	—
Transfers in and/or out of Level 3	—	—	—	—

Ending balance	$250	16,384	1,252	17,886

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

The following table presents major categories of assets measured at fair value on a non-recurring basis during the three months ended March 31, 2009 (in thousands):

		Fair Value Measurements at March 31, 2009 Using
		Quoted Prices in
		Active Markets	Significant	Significant
		for Identical	Other Observable	Unobservable
	As of	Assets	Inputs	Inputs	Total
Description	March 31, 2009	(Level 1)	(Level 2)	(Level 3)	Impairments

Loans measured for impairment using the fair value of the collateral	$36,208	—	—	36,208	9,860
Impaired real estate owned	1,590	—	—	1,590	211
Impaired goodwill	—	—	—	—	8,541

There were no liabilities measured at fair value on a non-recurring basis in the Company’s financial statements.

Loans Measured For Impairment

Impaired loans are generally valued based on the fair value of the underlying collateral. Third party appraisals of the collateral are primarily used to assist in measuring impairment. These appraisals generally use the market or income approach valuation technique and use market observable data to formulate an opinion of the fair value of the loan’s collateral. However, the appraiser uses professional judgment in determining the fair value of the collateral or properties, and these values may also be adjusted for changes in market conditions subsequent to the appraisal date. When current appraisals are not available for certain loans, judgment on market conditions is used to adjust the most current appraisal. The sales prices may reflect prices of sales contracts not closed, and the amount of time required to sell out the real estate project may be derived from current appraisals of similar projects. As a consequence, the fair value of the collateral is considered a Level 3 valuation.

Impaired Real Estate Owned

Real estate owned is generally valued using third party appraisals or broker price opinions. These appraisals generally use the market approach valuation technique and use market observable data to formulate an opinion of the fair value of the properties. However, the appraiser or brokers use professional judgment in determining the fair value of the properties, and BankAtlantic may also adjust these values for changes in market conditions subsequent to the valuation date. As a consequence of using broker price opinions and adjustments to appraisals, the fair values of the properties are considered a Level 3 valuation.

Impaired Goodwill

Goodwill impairment charges relating to BankAtlantic Bancorp’s tax certificates and investments reporting units in the aggregate amount of $8.5 million, net of purchase accounting adjustment from the 2008 step acquisition in the amount of approximately $0.6 million, was recorded during the three months ended March 31, 2009. The remaining $13.1 million of goodwill on BankAtlantic Bancorp’s statement of financial condition relates to BankAtlantic Bancorp’s capital services reporting unit, and the goodwill associated with this reporting unit was determined not to be impaired as of March 31, 2009. In determining the fair value of the reporting units, BankAtlantic Bancorp used discounted cash flow valuation techniques. This method requires assumptions for expected cash flows and applicable discount rates. The aggregate fair value of all reporting units derived from the above valuation methodology was compared to BankAtlantic Bancorp’s market capitalization adjusted for a control premium in order to determine the reasonableness of the financial model output. A control premium represents the value an investor would pay above minority interest transaction prices in order to obtain a controlling interest in the respective company. BankAtlantic Bancorp

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

used financial projections over a period of time considered necessary to achieve a steady state of cash flows for each reporting unit. The primary assumptions in the projections were anticipated loan, tax certificates and securities growth, interest rates and revenue growth. The discount rates were estimated based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, beta, and unsystematic risk and size premium adjustments specific to a particular reporting unit. The estimated fair value of a reporting unit is highly sensitive to changes in the discount rate and terminal value assumptions. Changes in the assumptions used could impact significantly the fair value assigned to a reporting unit and cause the fair value of the reporting unit to be below its carrying value. As a result of the significant judgments used in determining the fair value of the reporting units, the fair values of the reporting units are considered a Level 3 valuation.

4.	Noncontrolling Interests

The following table summarizes the noncontrolling interests held by others in the Company’s subsidiaries at March 31, 2009 and December 31, 2008 (in thousands):

	March 31,	December 31,
	2009	2008

BankAtlantic Bancorp	$145,011	170,888
Woodbridge	103,488	91,389
Other subsidiaries	4,201	277

	$252,700	262,554

The following table summarizes the noncontrolling interests loss (earnings) recognized by others with respect to the Company’s subsidiaries for the three months ended March 31, 2009 and 2008 (in thousands):

	For the Three Months Ended March 31,
	2009	2008

Noncontrolling interests — Continuing Operations:
BankAtlantic Bancorp	$32,649	18,779
Woodbridge	(11,296)	8,274
Other subsidiaries	219	12

	21,572	27,065

Noncontrolling interests — Discontinued Operations:
BankAtlantic Bancorp	$(2,943)	(857)
Woodbridge	—	—
Other subsidiaries	—	—

	(2,943)	(857)

	$18,629	26,208

5.	Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker in assessing performance and deciding how to allocate resources. Reportable segments consist of one or more operating segments with similar economic characteristics, products and services, production processes, types of customers, distribution systems or regulatory environments.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

The information provided for segment reporting is based on internal reports utilized by management of the Company and its respective subsidiaries. The presentation and allocation of assets and results of operations may not reflect the actual economic costs of the segments as standalone businesses. If a different basis of allocation were utilized, the relative contributions of the segments might differ but the relative trends in segments’ operating results would, in management’s view, likely not be impacted.

The Company operates through five reportable segments, which are: BFC Activities, BankAtlantic, BankAtlantic Bancorp Other Operations, Land Division and Woodbridge Other Operations. The Company’s financial services activities include BankAtlantic Bancorp’s results of operations and consist of two reportable segments, which are: BankAtlantic and BankAtlantic Bancorp Other Operations. The Company’s real estate development activities include Woodbridge’s results of operations and consist of two reportable segments, which are: Land Division and Woodbridge Other Operations.

The Company evaluates segment performance based on net income (loss) net of tax and noncontrolling interests.

The following summarizes the aggregation of the Company’s operating segments into reportable segments:

BFC Activities

This segment includes all of the operations and all of the assets owned by BFC other than BankAtlantic Bancorp and its subsidiaries and Woodbridge Holdings Corporation and its subsidiaries. The BFC Activities segment includes dividends from BFC’s investment in Benihana’s convertible preferred stock and income and expenses associated with shared service operations in the areas of human resources, risk management, investor relations and executive office administration and other services that BFC provides to BankAtlantic Bancorp and Woodbridge pursuant to a shared services agreement. Additionally, BFC provides certain risk management and administrative services to Bluegreen. This segment also includes BFC’s overhead and expenses, the financial results of venture partnerships that BFC controls and BFC’s benefit for income taxes.

BankAtlantic

The Company’s BankAtlantic segment consists of the banking operations of BankAtlantic.

BankAtlantic Bancorp Other Operations

The BankAtlantic Bancorp Other Operations segment consists of the operations of BankAtlantic Bancorp other than the banking operations of BankAtlantic, including cost of acquisitions, asset and capital management and financing activities.

Land Division

The Company’s Land Division segment consists of Core Communities’ operations.

Woodbridge Other Operations

The Woodbridge Other Operations segment consists of Woodbridge Holdings Corporation’s operations, the operations of Pizza Fusion and Carolina Oak, other investment activities through Cypress Creek Capital and Snapper Creek. Woodbridge’s equity investment in Bluegreen and its investment in Office Depot are also included in the Woodbridge Other Operations segment.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

The table below sets forth the Company’s segment information as of and for the three months ended March 31, 2009 and 2008 (in thousands):

			BankAtlantic
			Bancorp		Woodbridge	Adjustments
	BFC		Other	Land	Other	and
2009	Activities	BankAtlantic	Operations	Division	Operations	Eliminations	Total

Revenues:
Sales of real estate	$—	—	—	1,427	—	—	1,427
Interest and dividend income	258	62,409	209	275	237	287	63,675
Other income	909	32,787	342	2,276	677	(1,083)	35,908

Total revenues	1,167	95,196	551	3,978	914	(796)	101,010

Costs and Expenses:
Cost of sale of real estate	—	—	—	693	—	—	693
Interest expense, net	—	20,640	4,230	1,370	1,403	(95)	27,548
Provision for loan losses	—	43,520	757	—	—	—	44,277
Other expenses	2,958	71,703	1,704	6,247	4,507	(1,327)	85,792

Total costs and expenses	2,958	135,863	6,691	8,310	5,910	(1,422)	158,310

Equity in (loss) earnings from unconsolidated affiliates	(71)	78	118	—	6,336	34	6,495
Impairment of other investment	—	—	—	—	(22,797)	—	(22,797)
Gain on settlement of investment in Woodbridge’s subsidiary	—	—	—	—	26,985	13,384	40,369

(Loss) income from continuing operations	(1,862)	(40,589)	(6,022)	(4,332)	5,528	14,044	(33,233)
Discontinued operations	1,258	—	4,201	—	—	(1,258)	4,201

Net (loss) income	(604)	(40,589)	(1,821)	(4,332)	5,528	12,786	(29,032)
Net loss (income) attributable to noncontrolling interests	15	28,431	1,276	3,358	(4,082)	(10,369)	18,629

Net (loss) income attributable to BFC	$(589)	(12,158)	(545)	(974)	1,446	2,417	(10,403)

At March 31, 2009
Total assets	$39,807	5,488,603	506,711	333,810	191,503	(447,980)	6,112,454

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

			BankAtlantic
			Bancorp		Woodbridge	Adjustments
	BFC		Other	Land	Other	and
2008	Activities	BankAtlantic	Operations	Division	Operations	Eliminations	Total

Revenues:
Sales of real estate	$—	—	—	154	—	—	154
Interest and dividend income	420	83,358	420	189	1,287	(72)	85,602
Other income	1,689	34,440	(4,808)	3,420	314	(1,396)	33,659

	2,109	117,798	(4,388)	3,763	1,601	(1,468)	119,415

Costs and Expenses:
Cost of sales of real estate	—	—	—	28	—	60	88
Interest expense, net	—	35,353	5794	993	2,673	(827)	43,986
Provision for loan losses	—	42,888	—	—	—	—	42,888
Other expenses	4,158	68,626	1,675	5,531	7,096	(779)	86,307

	4,158	146,867	7,469	6,552	9,769	(1,546)	173,269

Equity in earnings from unconsolidated affiliates	2	1,113	162	—	526	—	1,803

Loss from continuing operations before income taxes	(2,047)	(27,956)	(11,695)	(2,789)	(7,642)	78	(52,051)
Benefit for income taxes	(3,866)	(10,975)	(4,112)	—	—	—	(18,953)

(Loss) income from continuing operations	$1,819	(16,981)	(7,583)	(2,789)	(7,642)	78	(33,098)
Discontinued operations, less income taxes	1,019	—	1,121	—	—	(1,121)	1,019

Net (loss) income	2,838	(16,981)	(6,462)	(2,789)	(7,642)	(1,043)	(32,079)
Net loss attributable to noncontrolling interests	12	13,603	5,176	1,983	5,434	—	26,208

Net (loss) income attributable to BFC	$2,850	(3,378)	(1,286)	(806)	(2,208)	(1,043)	(5,871)

At March 31, 2008
Total assets	$35,511	6,212,300	730,427	328,255	365,699	(563,360)	7,108,832

6.	Discontinued Operations

On February 28, 2007, BankAtlantic Bancorp sold Ryan Beck to Stifel. The sales agreement provided for contingent earn-out payments, payable in cash or shares of Stifel common stock, at Stifel’s election, based on certain defined revenues generated by Ryan Beck during the two-year period which ended on February 28, 2009. The contingent earn-out payments were accounted for when earned as additional proceeds from the sale. BankAtlantic Bancorp received additional earn-out consideration of $1.7 million and $4.2 million during the three months ended March 31, 2008 and 2009, respectively.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

7.	Restructuring Charges and Exit Activities

BankAtlantic Bancorp and BankAtlantic

The following provides liabilities associated with restructuring charges and exit activities (in thousands):

	Employee
	Termination
	Benefits	Contract	Total
	Liability	Liability	Liability

Balance at January 1, 2008	$102	990	1,092
Expenses (recoveries)	—	(115)	(115)
Amounts paid or amortized	(88)	(88)	(176)

Balance at March 31, 2008	$14	787	801

Balance at January 1, 2009	171	1,462	1,633
Expense incurred	1,875	—	1,875
Amounts paid or amortized	(138)	(30)	(168)

Balance at March 31, 2009	$1,908	1,432	3,340

In March 2009, BankAtlantic Bancorp completed a reduction of its workforce by approximately 130 associates, or 7%, impacting back-office functions as well as its community banking and commercial lending business units. BankAtlantic Bancorp incurred $1.9 million of employee termination costs which were included in the statement of operations for the three months ended March 31, 2009.

Woodbridge Holdings Corporation and Levitt and Sons

The following table summarizes the restructuring related accruals activity recorded for the three months ended March 31, 2009 and 2008 (in thousands):

	Severance		Independent
	Related and		Contractor	Surety Bond
	Benefits	Facilities	Agreements	Accrual	Total

Balance at December 31, 2007	$1,954	1,010	1,421	1,826	6,211
Restructuring charges (credits)	1,207	—	(42)	—	1,165
Cash payments	(1,527)	(86)	(206)	(165)	(1,984)

Balance at March 31, 2008	$1,634	924	1,173	1,661	5,392

Balance at December 31, 2008	$129	704	597	1,144	2,574
Restructuring charges	89	—	8	—	97
Cash payments	(132)	(93)	(206)	(37)	(468)

Balance at March 31, 2009	$86	611	399	1,107	2,203

On November 9, 2007, Woodbridge implemented an employee fund and indicated that it would pay up to $5.0 million of severance benefits to terminated Levitt and Sons employees to supplement the limited termination benefits which Levitt and Sons was permitted to pay to those employees. Levitt and Sons was restricted in the payment of termination benefits to its former employees by virtue of the Chapter 11 Cases.

The severance related and benefits accrual includes severance payments made to Levitt and Sons employees as well as other employees of Woodbridge, payroll taxes and other benefits related to the terminations that occurred in 2007 as part of the Chapter 11 Cases. Woodbridge incurred severance and benefits related restructuring charges in the three months ended March 31, 2009 and 2008 of approximately

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

$89,000 and $1.2 million, respectively. For the three months ended March 31, 2009 and 2008, Woodbridge paid approximately $132,000 and $1.5 million, respectively, in severance and termination charges related to the above described employee fund as well as severance for employees other than Levitt and Sons employees, all of which are reflected in the Woodbridge Other Operations segment. Employees entitled to participate in the fund either received a payment stream, which in certain cases extended over two years, or a lump sum payment, dependent on a variety of factors. Former Levitt and Sons’ employees who received these payments were required to assign to Woodbridge their unsecured claims against Levitt and Sons.

The facilities accrual as of March 31, 2009 represents expense associated with property and equipment leases that Woodbridge had entered into that are no longer providing a benefit to Woodbridge, as well as termination fees related to contractual obligations that Woodbridge cancelled. Included in this amount are future minimum lease payments fees and expenses for which the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, as applicable, were satisfied. Total cash payments related to the facilities accrual were $93,000 and $86,000 for the three months ended March 31, 2009 and 2008, respectively.

The independent contractor agreements accrual relates to two consulting agreements entered into by Woodbridge with former Levitt and Sons employees. The total commitment related to these agreements as of March 31, 2009 was approximately $399,000 and will be paid monthly through November 2009. During each of the quarters ended March 31, 2009 and 2008, Woodbridge paid $206,000 under these agreements.

At each of March 31, 2009 and December 31, 2008, Woodbridge had $1.1 million in surety bonds accrual related to certain bonds where Woodbridge’s management believes it to be probable that Woodbridge will be required to reimburse the surety under applicable indemnity agreements. During the three months ended March 31, 2009 and 2008, Woodbridge reimbursed the surety approximately $37,000 and $165,000, respectively, in accordance with the indemnity agreement for bond claims paid during the period. It is unclear whether and to what extent the remaining outstanding surety bonds of Levitt and Sons will be drawn and the extent to which Woodbridge may be responsible for additional amounts beyond this accrual. There is no assurance that Woodbridge will not be responsible for amounts in excess of the $1.1 million accrual. Woodbridge will not receive any repayment, assets or other consideration as recovery of any amounts it may be required to pay. (See Note 17.)

8.	Securities Available for Sale

The following tables summarize securities available for sale (in thousands):

	March 31, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-Backed Securities
Mortgage-backed securities	$350,142	13,258	11	363,389
Real estate mortgage investment conduits(1)	150,445	4,004	—	154,449

Total mortgage-backed securities	500,587	17,262	11	517,838

Investment Securities:
Other bonds	250	—	—	250
Investment in Benihana Convertible Preferred Stock	16,426	—	42	16,384
Equity securities	4,290	97	343	4,044

Total investment securities	20,966	97	385	20,678

Total	$521,553	17,359	396	538,516

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

	December 31, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-Backed Securities:
Mortgage-backed securities	$521,895	11,017	39	532,873
Real estate mortgage investment conduits(1)	165,449	1,846	944	166,351

Total mortgage-backed securities	687,344	12,863	983	699,224

Investment Securities:
Other bonds	250	—	—	250
Investment in Benihana Convertible Preferred Stock	16,426	—	—	16,426
Equity securities	6,686	112	—	6,798

Total investment securities	23,362	112	—	23,474

Total	$710,706	12,975	983	722,698

(1)	Real estate mortgage investment conduits are pass-through entities that hold residential loans and investors are issued ownership interests in the entities in the form of a bond. The securities were issued by government agencies.

Included in Financial Services securities activities, net in the Company’s Consolidated Statements of Operations were (in thousands):

	For the Three Months
	Ended March 31,
	2009	2008

Gross gains on securities sales	$4,440	$1,776

Gross losses on securities sales	—	(6,514)

Proceeds from sales of securities	162,429	141,085

BFC — Benihana Investment

The Company owns 800,000 shares of Benihana Series B Convertible Preferred Stock (“Convertible Preferred Stock”). The Convertible Preferred Stock is convertible into an aggregate of 1,578,943 shares of Benihana’s Common Stock at a conversion price of $12.67 per share of Convertible Preferred Stock, subject to adjustment from time to time upon certain defined events. Based on the number of currently outstanding shares of Benihana’s capital stock, the Convertible Preferred Stock, if converted, would represent an approximately 19% voting interest and an approximately 9.4% economic interest in Benihana. Holders of the Convertible Preferred Stock are entitled to receive cumulative quarterly dividends at an annual rate equal to $1.25 per share, payable on the last day of each calendar quarter. The Convertible Preferred Stock is subject to mandatory redemption at the original issue price plus accumulated dividends on July 2, 2014 unless BFC elects to extend the mandatory redemption date to a later date not to extend beyond July 2, 2024. At March 31, 2009, the closing price of Benihana’s Common Stock was $2.53 per share. The market value of the Convertible Preferred Stock if converted at March 31, 2009 would have been approximately $4.0 million.

Historically, the Company’s investment in Benihana’s Convertible Preferred Stock was classified as investment securities and was carried at historical cost. In December 2008, the Company performed an impairment review of its investment in the Convertible Preferred Stock to determine if an impairment adjustment was needed. Based on the evaluation and the review of various qualitative and quantitative factors,

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

including the decline in the underlying trading value of Benihana’s Common Stock at December 31, 2008 and the redemption provisions of the Convertible Preferred Stock, the Company determined that there was an other-than-temporary decline of approximately $3.6 million and, accordingly, the investment was written down to its fair value of approximately $16.4 million at December 31, 2008. Concurrent with management’s evaluation of the impairment of this investment at December 31, 2008, it made the determination to reclassify this investment from investment securities to investment securities available for sale in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” At March 31, 2009, the Company performed an impairment review of its investment in the Convertible Preferred Stock and determined, based on such review, that no further other-than-temporary impairment adjustment was required at that time. BFC will continue to monitor this investment in accordance with FASB Staff Position (“FSP”) FAS 115-1/FAS 124-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1/FAS 124-1”) to determine whether any further other-than-temporary impairment associated with this investment may be required in future periods. On May 6, 2009, the closing price of Benihana’s Common Stock was $6.06 per share. The fair value of the Company’s investment in Benihana’s Convertible Preferred Stock was assessed by using Level 3 inputs as defined by SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”), whereby BFC’s valuation technique was used to measure the fair value based upon the income approach by discounting the cash flows at a market discount rate.

See Note 18 for additional information concerning the Benihana Convertible Preferred Stock.

Office Depot Investment

At March 31, 2009, Woodbridge owned approximately 1.4 million shares of Office Depot’s common stock, representing less than 1% of Office Depot’s outstanding common stock as of that date. This investment is reviewed quarterly for other-than-temporary impairments in accordance with FSP FAS 115-1/FAS 124-1 and is accounted for under the available-for-sale method of accounting whereby any unrealized holding gains or losses are included in equity.

During December 2008, Woodbridge performed an impairment analysis of its investment in Office Depot common stock. Woodbridge concluded that there was an other-than-temporary impairment associated with its investment in Office Depot based on the severity of the decline of the fair value of its investment, the length of time the stock price had been below the carrying value of Woodbridge’s investment, the continued decline in the overall economy and credit markets, and the unpredictability of the recovery of the Office Depot stock price. Accordingly, Woodbridge recorded an other-than-temporary impairment charge of approximately $12.0 million representing the difference of the average cost of $11.33 per share and the fair value of $2.98 per share as of December 31, 2008 multiplied by the number of shares of Office Depot common stock owned by Woodbridge at that date. Woodbridge again performed an impairment analysis at March 31, 2009 and, based on, among other things, the continued decline of Office Depot’s stock price, determined that an additional other-than-temporary impairment charge was required. As a result, Woodbridge recorded a $2.4 million impairment charge relating to its investment in Office Depot in the three months ended March 31, 2009, which decreased the carrying value of Woodbridge’s investment in Office Depot from $4.3 million as of December 31, 2008 to $1.9 million as of March 31, 2009.

Woodbridge valued Office Depot’s common stock using a market approach valuation technique and Level 1 valuation inputs under SFAS No. 157. Woodbridge uses quoted market prices to value equity securities. The fair value of the Office Depot common stock in Woodbridge’s unaudited consolidated statements of financial condition at March 31, 2009 was calculated based upon the $1.31 closing price of Office Depot’s common stock on the New York Stock Exchange on March 31, 2009. On May 7, 2009, the closing price of Office Depot common stock was $3.45 per share.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

9.	Acquisition

On September 18, 2008, Woodbridge, indirectly through its wholly-owned subsidiary, Woodbridge Equity Fund II LP, purchased for an aggregate of $3.0 million, 2,608,696 shares of Series B Convertible Preferred Stock of Pizza Fusion, together with warrants to purchase up to 1,500,000 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. Woodbridge also has options, exercisable on or prior to September 18, 2009, to purchase up to 521,740 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at a price of $1.15 per share and, upon exercise of such options, will receive warrants to purchase up to 300,000 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. The warrants have a term of 10 years, subject to earlier expiration in certain circumstances.

Pizza Fusion is a restaurant franchise operating in a niche market within the quick service and organic food industries. As of March 31, 2009, Pizza Fusion, which was founded in 2006, was operating 18 locations throughout the United States and had entered into franchise agreements to open an additional 17 stores by the end of 2009.

During 2008, Woodbridge evaluated its investment in Pizza Fusion under FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN No. 46(R)”), and determined that Pizza Fusion is a variable interest entity. Pizza Fusion is in its early stages and will likely require additional financial support for its normal operations and further expansion of its franchise operations. Furthermore, on a fully diluted basis, Woodbridge’s investment represents a significant interest in Pizza Fusion and, therefore, Woodbridge is expected to bear the majority of the variability of the risks and rewards of Pizza Fusion. Additionally, as shareholder of the Series B Convertible Preferred Stock, Woodbridge has control over the Board of Directors of Pizza Fusion. Based upon these factors, Woodbridge concluded that it is the primary beneficiary. Accordingly, under purchase accounting, the assets and liabilities of Pizza Fusion are consolidated in accordance with Statement of SFAS No. 141 “Business Combinations”. Apart from its investment of $3.0 million, Woodbridge has not provided any additional financial support to Pizza Fusion since acquisition. There are no restrictions on the assets currently held by Pizza Fusion and its liabilities are primarily related to franchise deposits, which are not refundable.

Woodbridge recorded $5.5 million in other intangible assets, including an adjustment of $1.1 million in goodwill. The intangible assets consist primarily of the value of franchise agreements that had been executed by Pizza Fusion at the acquisition date. These intangible assets will be amortized over the length of the franchise agreements which is generally 10 years.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

10.	Loans Receivable

The consolidated loan portfolio consisted of the following (in thousands):

	March 31,	December 31,
	2009	2008

Real estate loans:
Residential	$1,862,341	1,916,562
Builder land loans	83,945	84,453
Land acquisition and development	214,561	226,484
Land acquisition, development and construction	52,090	60,730
Construction and development	232,054	229,856
Commercial	714,617	713,571
Consumer — home equity	711,236	718,950
Small business	212,011	218,694
Other loans:
Commercial business	145,264	144,554
Small business — non-mortgage	104,163	108,230
Consumer loans	14,339	16,406
Deposit overdrafts	6,404	9,730

Total gross loans	4,353,025	4,448,220

Adjustments:
Premiums, discounts and net deferred fees	2,959	3,221
Allowance for loan losses	(158,397)	(137,257)

Loans receivable, net	$4,197,587	4,314,184

Loans held for sale	$6,238	3,461

Loans held for sale at March 31, 2009 and December 31, 2008 are loans originated through the assistance of an independent mortgage company. The mortgage company provides processing and closing assistance to BankAtlantic. Pursuant to an agreement between the parties, this mortgage company purchases the loans from BankAtlantic 14 days after the date of funding. BankAtlantic owns the loan during the 14 day period and accordingly earns the interest income during the period. Gains from the sale of loans held for sale were $112,000 and $76,000 for the three months ended March 31, 2009 and 2008, respectively.

Undisbursed loans in process consisted of the following components (in thousands):

	March 31,	December 31,
	2009	2008

Construction and development	$88,375	124,332
Commercial	31,476	38,930

Total undisbursed loans in process	$119,851	163,262

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

Allowance for loan losses (in thousands):

	For the Three
	Months Ended
	March 31,
	2009	2008

Balance, beginning of period	$137,257	94,020

Loans charged-off	(23,929)	(47,247)
Recoveries of loans previously charged-off	792	175

Net (charge-offs)	(23,137)	(47,072)
Provision for loan losses	44,277	42,888

Balance, end of period	$158,397	89,836

The following summarizes impaired loans (in thousands):

	March 31, 2009		December 31, 2008
	Gross		Gross
	Recorded	Specific	Recorded	Specific
	Investment	Allowances	Investment	Allowances

Impaired loans with specific valuation allowances	$189,706	45,487	174,710	41,192
Impaired loans without specific valuation allowances	235,964	—	138,548	—

Total	$425,670	45,487	313,258	41,192

As of March 31, 2009, impaired loans with specific valuation allowances had been previously charged down by $45.1 million and impaired loans without specific valuation allowances had been previously charged down by $22.7 million.

Interest income which would have been recorded under the contractual terms of impaired loans and the interest income actually recognized were (in thousands):

For the Three
Months Ended
March 31, 2009

Contracted interest income	$5,097
Interest income recognized	(694)

Foregone interest income	$4,403

11.	Real Estate Held for Development and Sale

Real estate held for development and sale consisted of the following (in thousands):

	March 31,	December 31,
	2009	2008

Land and land development costs	$220,379	221,684
Construction costs	463	463
Capitalized interest and other costs	40,095	38,539
Land held for sale	8,077	8,077

Total	$269,014	268,763

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

Real estate held for development and sale includes the combined real estate assets of Woodbridge and its subsidiaries as well as BankAtlantic’s residential construction development. Also included in other real estate held for development and sale in the Company’s Consolidated Statements of Financial Condition is BFC’s unsold land at the commercial development known as Center Port in Pompano Beach, Florida.

Real estate inventory is reviewed for impairment on a project-by-project basis in accordance with SFAS No. 144. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by the asset, or by using appraisals of the related assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

12.	Investments in Unconsolidated Affiliates

At March 31, 2009, Woodbridge owned approximately 9.5 million shares of Bluegreen’s common stock representing approximately 31% of Bluegreen’s outstanding common stock. Woodbridge accounts for its investment in Bluegreen under the equity method of accounting. The cost of the Bluegreen investment is adjusted to recognize Woodbridge’s interest in Bluegreen’s earnings or losses. The difference between a) Woodbridge’s ownership percentage in Bluegreen multiplied by its earnings and b) the amount of Woodbridge’s equity in earnings of Bluegreen as reflected in Woodbridge’s financial statements relates to the amortization or accretion of purchase accounting adjustments made at the time of the acquisition of Bluegreen’s common stock and a basis difference due to impairment charges recorded on Woodbridge’s investment in Bluegreen, as described below.

During 2008, Woodbridge began evaluating its investment in Bluegreen for other-than-temporary impairments in accordance with FSP FAS 115-1/FAS 124-1, Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, and Securities and Exchange Commission Staff Accounting Bulletin No. 59 as the fair value of Bluegreen’s common stock had fallen below the carrying value of Woodbridge’s investment in Bluegreen. Woodbridge analyzed various quantitative and qualitative factors including Woodbridge’s intent and ability to hold the investment, the severity and duration of the impairment and the prospects for the improvement of fair value. As a result of the impairment evaluations performed in the third and fourth quarters of 2008, Woodbridge recorded other-than-temporary impairments of $53.6 million and $40.8 million for the quarters ended September 30, 2008 and December 31, 2008, respectively.

Woodbridge again performed an impairment review of its investment in Bluegreen as of March 31, 2009 and as part of such review, analyzed various qualitative and quantitative factors relating to the performance of Bluegreen, and its current stock price. Woodbridge valued Bluegreen’s common stock by using a market approach valuation technique and Level 1 valuation inputs in accordance with SFAS No. 157. As a result of the evaluation, based on, among other things, the continued decline of Bluegreen’s common stock price, Woodbridge determined that an other-than-temporary impairment was necessary, and accordingly, recorded a $20.4 million impairment charge (calculated based upon the $1.74 closing price of Bluegreen’s common stock on the New York Stock Exchange on March 31, 2009) and adjusted the carrying value of its investment in Bluegreen to its fair value of $16.6 million at March 31, 2009. On May 7, 2009, the closing price of Bluegreen’s common stock was $1.75 per share.

As a result of the impairment charges taken, a basis difference was created between Woodbridge’s investment in Bluegreen and the underlying assets and liabilities carried on the books of Bluegreen. Therefore, earnings from Bluegreen will be adjusted each period to reflect the amortization of this basis difference. As such, Woodbridge established an allocation methodology by which Woodbridge allocated the impairment loss

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

to the relative fair value of Bluegreen’s underlying assets based upon the position that the impairment loss was a reflection of the perceived value of these underlying assets. The appropriate amortization will be calculated based on the useful lives of the underlying assets and other relevant data associated with each asset category. As such, amortization of $5.3 million was recorded into Woodbridge’s pro rata share of Bluegreen’s net income for the quarter ended March 31, 2009.

The following table shows the reconciliation of Woodbridge’s pro rata share of Bluegreen’s net income to Woodbridge’s total earnings from Bluegreen recorded in the unaudited consolidated statements of operations (in thousands):

March 31,
2009

Pro rata share of Bluegreen’s net income	$1,082
Amortization of basis difference	5,254

Total earnings from Bluegreen Corporation	$6,336

The following table shows the reconciliation of Woodbridge’s pro rata share of its net investment in Bluegreen and its investment in Bluegreen after impairment charges (in thousands):

	March 31,	December 31,
	2009	2008

Pro rata share of investment in Bluegreen Corporation	$31,707	115,072
Purchase accounting adjustment (from the step acquisition)	—	(4,700)

Amortization of basis difference	5,254	13,850
Less: Impairment of investment in Bluegreen Corporation	(20,401)	(94,433)

Investment in Bluegreen Corporation	$16,560	29,789

Bluegreen’s unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of income are as follows (in thousands):

Unaudited Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2009	2008

Total assets	$1,192,339	1,193,507

Total liabilities	$772,873	781,522

Total Bluegreen shareholders’ equity	388,762	382,467
Noncontrolling interest	30,704	29,518

Total equity	419,466	411,985

Total liabilities and equity	$1,192,339	1,193,507

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

Unaudited Condensed Consolidated Statements of Income

	Three Months Ended
	March 31,	March 31,
	2009	2008

Revenues and other income	$79,024	139,352
Cost and other expenses	71,989	136,263

Income before noncontrolling interests and provision for income taxes	7,035	3,089
Provision for income taxes	(2,296)	(855)

Net income	4,739	2,234
Net income attributable to noncontrolling interests	(1,186)	(838)

Net income attributable to Bluegreen	$3,553	1,396

13.	Goodwill

Goodwill is tested for potential impairment annually or during interim periods if impairment indicators exist. In response to the deteriorating economic and real estate environments and the effects that the external environment had on BankAtlantic’s business units, BankAtlantic, in the first quarter of 2009, reduced its asset balances with a view toward strengthening its regulatory capital ratios and revised its projected operating results to reflect a smaller organization in subsequent periods. Additionally, BankAtlantic Bancorp’s market capitalization continued to decline as the average closing price of BankAtlantic Bancorp’s Class A common stock on the NYSE during March 2009 was $1.57 compared to $4.23 during December 2008, a decline of 63%. Management of BankAtlantic Bancorp believed that the foregoing factors indicated that the fair value of its reporting units might have declined below their carrying amount, and, accordingly, an interim goodwill impairment test was performed as of March 31, 2009.

Based on the results of the interim goodwill impairment evaluation, an impairment charge of $8.5 million, net of purchase accounting adjustment from step acquisition of approximately $0.6 million, was recorded during the three months ended March 31, 2009. The entire amount of goodwill relating to BankAtlantic’s tax certificate ($4.7 million) and investment ($4.4 million) reporting units was determined to be impaired. Goodwill of $13.1 million associated with BankAtlantic’s capital services reporting unit was determined not to be impaired at that time.

BankAtlantic Bancorp’s management believes that the goodwill impairment recorded during 2009 generally reflects the ongoing adverse conditions in the financial services industry, as well as the decline of BankAtlantic Bancorp’s market capitalization below its tangible book value and BankAtlantic Bancorp’s decision to reduce the size of certain reporting units in order to enhance liquidity and improve its regulatory capital ratios. If market conditions do not improve or deteriorate further, additional goodwill impairment charges may be recognized in future periods.

14.	Debt and Development Bonds Payable

All of Core’s debt facilities contain financial covenants generally requiring certain net worth, liquidity and loan to value ratios. Further, certain of Core’s debt facilities contain cross-default provisions under which a default on one loan with a lender could cause a default on other debt instruments with the same lender. If Core fails to comply with any of these restrictions or covenants, the lenders under the applicable debt facilities could cause Core’s debt to become due and payable prior to maturity. These accelerations or significant re-margining payments could require Core to dedicate a substantial portion of its cash to pay its debt and reduce its ability to use its cash to fund its operations. If Core does not have sufficient cash to satisfy these required payments, then Core would need to seek to refinance the debt or obtain alternative funds, which may not be

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

available on attractive terms, if at all. In the event that Core is unable to refinance its debt or obtain additional funds, it may default on some or all of its existing debt facilities.

The following table summarizes Woodbridge’s outstanding notes and mortgage notes payable (which includes Core’s outstanding notes and mortgage notes payable) at March 31, 2009 and December 31, 2008. These notes accrue interest at fixed rates and variable rates tied to the Prime Rate and/or LIBOR rate (in thousands):

	March 31,	December 31,
	2009	2008	Maturity Date

2.33% Commercial development mortgage note payable(a)	$58,262	58,262	June 2009
2.31% Commercial development mortgage note payable	4,710	4,724	June 2010
2.66% Commercial development mortgage note payable	9,041	8,919	July 2010
5.00% Land development mortgage note payable	25,000	25,000	February 2012
3.93% Land acquisition mortgage note payable	23,040	23,184	October 2019
6.88% Land acquisition mortgage note payable	4,880	4,928	October 2019
3.32% Land acquisition mortgage note payable(b)	86,710	86,922	June 2011
3.25% Borrowing base facility	37,458	37,458	March 2011
5.47% Other mortgage note payable	11,781	11,831	April 2015
6.00% — 6.13% Development bonds	3,282	3,291	May 2035
2.44% — 9.15% Other borrowings	326	381	July 2009 — June 2013

Total	$264,490	264,900

(a)	Core has a credit agreement with a financial institution which provides for borrowings of up to $64.3 million. This facility matures in June 2009 and has two one-year extension options. The loan agreement requires that Core provide at least 30 days notice prior to the initial maturity of its election to exercise the one-year option period. Throughout the extension period, the collateral must generate a debt service coverage ratio of 1.20:1, otherwise Core would be required to re-margin the loan. Core does not currently anticipate that it will meet the debt service coverage ratio requirements with respect to the extension period, and Core is in discussions with its lender regarding this credit agreement. (See Note 2.)

(b)	In January of 2009, Core was advised by one of its lenders that the lender had received an external appraisal on the land that serves as collateral for a loan, which had an outstanding balance of $86.7 million at March 31, 2009. The appraised value would suggest that a re-margining payment might be required to reduce the note payable so as to meet the minimum loan-to-value requirement. The lender is conducting its internal review procedures, including the determination of the appraised value. As of the date of this filing, the lender’s evaluation is continuing and, accordingly, although it is likely that a re-margining payment will be required, the amount of such payment is not currently determinable.

In connection with the development of certain of Core’s projects, community development, special assessment or improvement districts have been established and may utilize tax-exempt bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements near or at these communities. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district, and a priority assessment lien may be placed on benefited parcels to provide security for the debt service. The bonds, including interest and redemption premiums, if any, and the associated priority lien on the property are typically payable, secured and satisfied by revenues, fees, or assessments levied on the property benefited. Core is required to pay the revenues, fees, and assessments

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

levied by the districts on the properties it still owns that are benefited by the improvements. Core may also be required to pay down a specified portion of the bonds at the time each unit or parcel is sold. The costs of these obligations are capitalized to inventory during the development period and recognized as cost of sales when the properties are sold.

Core’s bond financing at March 31, 2009 and December 31, 2008 consisted of district bonds totaling $218.7 million at each of these dates with outstanding amounts of approximately $143.8 million and $130.5 million, respectively. Further, at March 31, 2009, there was approximately $69.2 million available under these bonds to fund future development expenditures. Bond obligations at March 31, 2009 mature in 2035 and 2040. As of March 31, 2009, Core owned approximately 16% of the property subject to assessments within the community development district and approximately 91% of the property subject to assessments within the special assessment district. During the quarters ended March 31, 2009 and 2008, Core recorded approximately $159,000 and $105,000, respectively, in assessments on property owned by it in the districts. Core is responsible for any assessed amounts until the underlying property is sold and will continue to be responsible for the annual assessments if the property is never sold. In addition, Core has guaranteed payments for assessments under the district bonds in Tradition, Florida which would require funding if future assessments to be allocated to property owners are insufficient to repay the bonds. Management has evaluated this exposure based upon the criteria in SFAS No. 5, “Accounting for Contingencies”, and has determined that there have been no substantive changes to the projected density or land use in the development subject to the bond which would make it probable that Core would have to fund future shortfalls in assessments.

In accordance with EITF Issue No. 91-10, “Accounting for Special Assessments and Tax Increment Financing”, Woodbridge records a liability for the estimated developer obligations that are fixed and determinable and user fees that are required to be paid or transferred at the time the parcel or unit is sold to an end user. At each of March 31, 2009 and December 31, 2008, the liability related to developer obligations associated with Core’s ownership of the property was $3.3 million. This liability is included in the accompanying unaudited consolidated statements of financial condition as of March 31, 2009.

15.	Interest Expense

The following table is a summary of the Company’s consolidated interest expense and the amounts capitalized (in thousands):

	For the Three
	Months Ended,
	March 31,
	2009	2008

Interest expense	$29,182	47,174
Interest capitalized	(1,634)	(3,188)

Interest expense, net	$27,548	43,986

16.	Woodbridge Incentive Compensation Program

On September 29, 2008, Woodbridge’s Board of Directors approved the terms of incentive programs for certain of Woodbridge’s employees including certain of Woodbridge’s named executive officers, pursuant to which a portion of their compensation will be based on the cash returns realized by Woodbridge on its investments. The programs relate to the performance of existing investments and new investments designated by the Board (together, the “Investments”). All of Woodbridge’s investments have been or will be held by individual limited partnerships or other legal entities which will be the basis for their incentives under the programs. Woodbridge’s named executive officers may have interests tied both to the performance of a particular investment as well as interests relating to the performance of the portfolio of investments as a whole.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

Woodbridge believes that the program appropriately aligns payments to the executive officer participants and other participating employees with the performance of Woodbridge’s investments.

In accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), Woodbridge has determined that the new executive incentive program qualifies as a liability-based plan and, accordingly, has evaluated the components of the program to determine the fair value of the liability, if any, to be recorded. Based on its evaluation, Woodbridge determined a liability for compensation under the executive compensation program as of March 31, 2009 was not material.

17.	Commitments, Contingencies and Financial Instruments with Off-Balance Sheet Risk

Commitments and financial instruments with off-balance sheet risk consisted of the following (in thousands):

	March 31,	December 31,
	2009	2008

BFC Activities
Guaranty agreements	$38,000	38,000
Financial Services
Commitments to sell fixed rate residential loans	43,184	25,304
Commitments to originate loans held for sale	36,945	21,843
Commitments to originate loans held to maturity	39,571	16,553
Commitments to extend credit, including the undisbursed portion of loans in process	499,913	597,739
Standby letters of credit	19,717	20,558
Commercial lines of credit	51,266	66,954
Real Estate Development
Continued Agreement of Indemnity- surety bonds	19,800	19,900

BFC Activities

On March 31, 2008, BFC sold its membership interests in two of its indirect subsidiaries which owned two South Florida shopping centers to an unaffiliated third party. In connection with the sale of the membership interests, BFC was relieved of its guarantee related to the loans collateralized by the shopping centers, and BFC believes that any possible remaining obligations are both remote and immaterial.

A wholly-owned subsidiary of BFC/CCC, Inc. (“BFC/CCC”) has a 10% interest in a limited partnership as a non-managing general partner. The partnership owns an office building located in Boca Raton, Florida. In connection with the purchase of such office building in March 2006, BFC/CCC guaranteed repayment of a portion of the non-recourse loan on the property on a joint and several basis with the managing general partner. BFC/CCC’s maximum exposure under this guarantee agreement is $8.0 million (which is shared on a joint and several basis with the managing general partner), representing approximately 35.2% of the current indebtedness of the property, with the guarantee to be partially reduced in the future based upon the performance of the property.

A wholly-owned subsidiary of BFC/CCC has a 10% interest in a limited liability company that owns two commercial properties in Hillsborough County, Florida. In connection with the purchase of the commercial properties in November 2006, BFC and the unaffiliated member each guaranteed the payment of up to a maximum of $5.0 million each for certain environmental indemnities and specific obligations that are not related to the financial performance of the assets. BFC and the unaffiliated member also entered into a cross indemnification agreement which limits BFC’s obligations under the guarantee to acts of BFC and its affiliates.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

The BFC guarantee represents approximately 19.3% of the current indebtedness collateralized by the commercial properties.

A wholly-owned subsidiary of BFC/CCC has a 50% limited partner interest in a limited partnership that has a 10% interest in a limited liability company that owns an office building in Tampa, Florida. In connection with the purchase of the office building by the limited liability company in June 2007, BFC guaranteed the payment of certain environmental indemnities and specific obligations that are not related to the financial performance of the asset up to a maximum of $15.0 million, or $25.0 million in the event of any petition or involuntary proceedings under the U.S. Bankruptcy Code or similar state insolvency laws or in the event of any transfers of interests not in accordance with the loan documents. BFC and the unaffiliated members also entered into a cross indemnification agreement which limits BFC’s obligations under the guarantee to acts of BFC and its affiliates.

Other than these guarantees, the remaining instruments indicated in the table above are direct commitments of BankAtlantic Bancorp or Woodbridge.

Financial Services

Standby letters of credit are conditional commitments issued by BankAtlantic to guarantee the performance of a customer to a third party. BankAtlantic’s standby letters of credit are generally issued to customers in the construction industry guaranteeing project performance. These types of standby letters of credit had a maximum exposure of $13.6 million at March 31, 2009. BankAtlantic also issues standby letters of credit to commercial lending customers guaranteeing the payment of goods and services. These types of standby letters of credit had a maximum exposure of $6.1 million at March 31, 2009. These guarantees are primarily issued to support public and private borrowing arrangements and have maturities of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. BankAtlantic may hold certificates of deposit and residential and commercial liens as collateral for such commitments. Included in other liabilities at March 31, 2009 and December 31, 2008 was $32,000 and $20,000, respectively, of unearned guarantee fees. There were no obligations associated with these guarantees recorded in the financial statements.

Real Estate Development

At March 31, 2009 and December 31, 2008, Woodbridge had outstanding surety bonds of approximately $8.1 million and $8.2 million, respectively, which were related primarily to its obligations to various governmental entities to construct improvements in its various communities. Woodbridge estimates that approximately $4.8 million of work remains to complete these improvements and does not believe that any outstanding surety bonds will likely be drawn upon.

Levitt and Sons had $33.3 million in surety bonds related to its ongoing projects at the time of the filing of the Chapter 11 Cases. In the event that these obligations are drawn and paid by the surety, Woodbridge could be responsible for up to $11.7 million plus costs and expenses in accordance with the surety indemnity agreements executed by Woodbridge. At each of March 31, 2009 and December 31, 2008, Woodbridge had $1.1 million in surety bonds accrual at Woodbridge related to certain bonds where management believes it to be probable that Woodbridge will be required to reimburse the surety under applicable indemnity agreements. During the three months ended March 31, 2009 and 2008, Woodbridge reimbursed the surety approximately $37,000 and $165,000, respectively, in accordance with the indemnity agreement for bond claims paid during the period. It is unclear whether and to what extent the remaining outstanding surety bonds of Levitt and Sons will be drawn and the extent to which Woodbridge may be responsible for additional amounts beyond this accrual. There is no assurance that Woodbridge will not be responsible for amounts in excess of the $1.1 million accrual. Woodbridge will not receive any repayment, assets or other consideration as recovery of any amounts it may be required to pay. In September 2008, a surety filed a lawsuit to require Woodbridge to

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

post collateral against a portion of the $11.7 million surety bonds exposure relating to two bonds totaling $5.4 million after a municipality made claims against the surety. Woodbridge believes that the municipality does not have the right to demand payment under the bonds and initiated a lawsuit against the municipality. Because Woodbridge does not believe a loss is probable, Woodbridge did not accrue any amount in connection with this claim as of March 31, 2009. As claims had been made on the bonds, the surety requested Woodbridge post a $4.0 million letter of credit as security while the matter is litigated with the municipality and Woodbridge has complied with that request.

At March 31, 2009, Woodbridge had $2.4 million in unrecognized tax benefits related to FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109” (“FIN No. 48”). FIN No. 48 provides guidance for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return.

18.	Redeemable 5% Cumulative Preferred Stock

On June 7, 2004, the Board of Directors of the Company designated 15,000 shares of preferred stock as 5% Cumulative Convertible Preferred Stock (“5% Preferred Stock”) and set the relative rights, preferences and limitations of the 5% Preferred Stock. On June 21, 2004, the Company sold all 15,000 shares of the Preferred Stock to an investor group in a private offering. On December 17, 2008, the Company amended Article IV of the Company’s Amended and Restated Articles of Incorporation (the “Amendment”) to change certain of the previously designated relative rights, preferences and limitations of the Company’s 5% Preferred Stock. The Amendment eliminated the right of the holders of the 5% Preferred Stock to convert their shares of 5% Preferred Stock into shares of the Company’s Class A Common Stock. The Amendment also requires the Company to redeem shares of the 5% Preferred Stock with the net proceeds it receives in the event (i) the Company sells any of its shares of Benihana’s Convertible Preferred Stock, (ii) the Company sells any shares of Benihana’s Common Stock received upon conversion of the Benihana Convertible Preferred Stock or (iii) Benihana redeems any shares of the Benihana Convertible Preferred Stock owned by the Company. Additionally, in the event the Company defaults on its obligation to make dividend payments on the 5% Preferred Stock, the Amendment entitles the holders of the 5% Preferred Stock, in place of the Company, to receive directly from Benihana certain payments on the shares of Benihana’s Convertible Preferred Stock owned by the Company or on the shares of Benihana’s Common Stock received by the Company upon conversion of Benihana’s Convertible Preferred Stock.

Effective with the Amendment in December 2008 and in accordance with Accounting Series Release No. 268 (“ASR 268”), the Company determined that the 5% Preferred Stock met the requirements to be re-classified outside of permanent equity at its fair value at the Amendment date of approximately $11.0 million into the mezzanine category as Redeemable 5% Cumulative Preferred Stock and the remaining amount of approximately $4.0 million remained classified in Additional Paid in Capital in the Company’s Consolidated Statements of Financial Condition. The fair value of the 5% Preferred Stock was obtained by using an income approach by discounting estimated cash flows at a market discount rate.

The 5% Preferred Stock has a stated value of $1,000 per share. The shares of 5% Preferred Stock may be redeemed at the option of the Company, from time to time, at redemption prices (the “Redemption Price”) ranging from $1,030 per share for the year 2009 to $1,000 per share for the year 2015 and thereafter. The 5% Preferred Stock liquidation preference is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the Redemption Price in a voluntary liquidation or winding up of the Company. Holders of the 5% Preferred Stock are entitled to receive, when and as declared by the Company’s Board of Directors, cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value from the date of issuance, payable quarterly. Since June 2004, the Company has paid

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

dividends on the 5% Preferred Stock of $187,500 on a quarterly basis. The 5% Preferred Stock has no voting rights except as required by Florida law.

19.	Certain Relationships and Related Party Transactions

BFC is the controlling shareholder of BankAtlantic Bancorp and Woodbridge. BFC also has a direct non-controlling interest in Benihana and, through Woodbridge, an indirect ownership interest in Bluegreen. Shares representing a majority of BFC’s total voting power are owned or controlled by the Company’s Chairman, President and Chief Executive Officer, Alan B. Levan, and by the Company’s Vice Chairman, John E. Abdo, both of whom are also directors of the Company and Bluegreen, and executive officers and directors of Woodbridge, BankAtlantic Bancorp and BankAtlantic. Mr. Abdo is also Vice Chairman of the Board of Directors of Benihana.

The following table presents BFC, BankAtlantic Bancorp, Woodbridge and Bluegreen related party transactions at March 31, 2009 and December 31, 2008 and for the three months ended March 31, 2009 and 2008. Amounts related to BankAtlantic Bancorp and Woodbridge Corporation were eliminated in the Company’s consolidated financial statements.

				BankAtlantic
			BFC	Bancorp	Woodbridge	Bluegreen
			(In thousands)

For the three months ended March 31, 2009
Shared service income (expense)	(a	)	$861	(448)	(276)	(137)
Facilities cost	(a	)	$(57)	78	(38)	17
Interest income (expense) from cash balance/securities sold under agreements to repurchase	(b	)	$—	(19)	19	—
For the three months ended March 31, 2008
Shared service income (expense)	(a	)	$498	(264)	(146)	(88)
Facilities cost	(a	)	$(63)	50	—	13
Interest income (expense)	(b	)	$5	(26)	21	—
At March 31, 2009
Cash and cash equivalents and (securities sold under agreements to repurchase)	(b	)	$301	(7,406)	7,105	—
Shared service receivable (payable)	(a	)	$501	(288)	(90)	(123)
At December 31, 2008
Cash and cash equivalents and (securities sold under agreements to repurchase)	(b	)	$263	(4,696)	4,433	—
Shared service receivable (payable)	(a	)	$398	(175)	(115)	(108)

(a)	Pursuant to the terms of shared service agreements between BFC, BankAtlantic Bancorp and Woodbridge, subsidiaries of BFC provide shared service operations in the areas of human resources, risk management, investor relations, executive office administration and other services to BankAtlantic Bancorp and Woodbridge. Additionally, BFC provides certain risk management and administrative services to Bluegreen. The costs of shared services are allocated based upon the usage of the respective services. Also, as part of the shared service arrangement, BFC pays BankAtlantic Bancorp and Bluegreen for office facilities costs relating to BFC and its shared service operations.

In May 2008, BFC and BFC Shared Service Corporation (“BFC Shared Service”), a wholly-owned subsidiary of BFC, entered into office lease agreements with BankAtlantic under which BFC and BFC Shared

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

Service agreed to pay BankAtlantic an annual rent of approximately $294,000 for office space in BankAtlantic’s corporate headquarters. In May 2008, BFC also entered into an office sub-lease agreement with Woodbridge for office space in BankAtlantic’s corporate headquarters pursuant to which Woodbridge agreed to pay BFC an annual rent of approximately $152,000.

(b)	BFC and Woodbridge entered into securities sold under agreements to repurchase transactions with BankAtlantic in the aggregate of approximately $7.4 million and $4.7 million at March 31, 2009 and December 31, 2008, respectively. Interest recognized in connection with these transactions was approximately $19,000 and $26,000 for the three months ended March 31, 2009 and 2008, respectively. These transactions have similar terms as BankAtlantic’s agreements with unaffiliated parties. As of March 31, 2009, BankAtlantic facilitated the placement of $49.9 million of certificates of deposits insured by the Federal Deposit Insurance Corporation (the “FDIC”) with other insured depository institutions on Woodbridge’s behalf through the Certificate of Deposit Account Registry Service (“CDARS”) program. The CDARS program facilitates the placement of funds into certificates of deposits issued by other financial institutions in increments of less than the standard FDIC insurance maximum to insure that both principal and interest are eligible for full FDIC insurance coverage.

In March 2008, Woodbridge entered into an agreement with BankAtlantic, pursuant to which BankAtlantic agreed to house Woodbridge’s information technology servers and provide information technology support in exchange for monthly payments by Woodbridge to BankAtlantic. During the three months ended March 31, 2009, Woodbridge paid BankAtlantic hosting fees of approximately $30,000.

Woodbridge is currently working with Bluegreen to explore avenues in assisting Bluegreen in obtaining liquidity in the securitization of its receivables which may include, among other potential alternatives, Woodbridge forming a broker dealer to raise capital through private or public offerings, among other things. Bluegreen has agreed to reimburse Woodbridge for certain expenses, including legal and professional fees incurred in connection with this effort. As of March 31, 2009, Woodbridge was reimbursed approximately $307,000 from Bluegreen and has recorded a receivable of approximately $298,000.

BankAtlantic Bancorp in prior periods issued options to purchase shares of BankAtlantic Bancorp’s Class A common stock to employees of Woodbridge prior to the spin-off of Woodbridge to BankAtlantic Bancorp’s shareholders. Additionally, certain employees of BankAtlantic Bancorp have transferred to affiliate companies and BankAtlantic Bancorp has elected, in accordance with the terms of BankAtlantic Bancorp’s stock option plans, not to cancel the stock options held by those former employees. BankAtlantic Bancorp accounts for these options to former employees as employee stock options because these individuals were employees of BankAtlantic Bancorp on the grant date.

Outstanding options held by former employees consisted of the following as of March 31, 2009:

	BankAtlantic	Weighted
	Bancorp Class A	Average
	Common Stock	Price

Options outstanding	53,789	$48.46
Options non-vested	13,610	$92.85

In 2007 and 2006, BankAtlantic Bancorp issued to BFC employees that perform services for BankAtlantic Bancorp options to acquire 9,800 and 10,060 shares of BankAtlantic Bancorp’s Class A common stock at an exercise price of $46.90 and $73.45, respectively. These options vest in five years and expire ten years from the grant date. BankAtlantic Bancorp recorded $12,000 and $13,000 of service provider expense relating to these options for the three months ended March 31, 2009 and 2008, respectively.

Certain of the Company’s affiliates, including its executive officers, have in the past independently made investments with their own funds in both public and private entities that the Company sponsored in 2001 and in which it holds investments.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

Florida Partners Corporation owns 133,314 shares of the Company’s Class B Common Stock and 1,270,302 shares of the Company’s Class A Common Stock. Alan B. Levan may be deemed to be controlling shareholder with beneficial ownership of approximately 44.6% of Florida Partners Corporation and is also a member of its Board of Directors.

20.	Loss Per Common Share

The Company has two classes of common stock outstanding. The two-class method is not presented because the Company’s capital structure does not provide for different dividend rates or other preferences, other than voting rights, between the two classes. The number of options considered outstanding shares for diluted earnings per share is based upon application of the treasury stock method to the options outstanding as of the end of the period.

The following table presents the computation of basic and diluted earnings (loss) per common share attributable to the Company (in thousands, except for per share data):

	For the Three
	Months Ended
	March 31,
	2009	2008
	(In thousands, except per share data)

Basic (loss) earnings per common share:
Numerator:
Loss from continuing operations	$(33,233)	(33,098)
Noncontrolling interests — continuing operations	21,572	27,065

Loss attributable to BFC	(11,661)	(6,033)
Preferred stock dividends	(188)	(188)

Loss allocable to common stock	(11,849)	(6,221)

Discontinued operations, net of taxes	4,201	1,019
Noncontrolling interests — discontinued operations	(2,943)	(857)

Discontinued operations, net of taxes attributable to BFC	1,258	162

Net loss allocable to common shareholders	$(10,591)	(6,059)

Denominator:
Basic weighted average number of common shares outstanding	45,114	45,103

Basic (loss) earnings per common share
Loss per share from continuing operations	$(0.26)	(0.13)
Earnings per share from discontinued operations	0.03	—

Basic loss per common share	$(0.23)	(0.13)

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

	For the Three
	Months Ended
	March 31,
	2009	2008
	(In thousands, except per share data)

Diluted (loss) earnings per common share:
Loss allocable to common stock	$(11,849)	(6,221)
Effect of securities issuable by subsidiaries	—	—

Loss allocable to common stock after assumed dilution	$(11,849)	(6,221)

Discontinued operations, net of taxes attributable to BFC	$1,258	162
Effect of securities issuable by subsidiaries	—	—

	$1,258	162

Net loss allocable to common shareholders	$(10,591)	(6,059)

Denominator:
Basic weighted average number of common shares outstanding	45,114	45,103
Effect of dilutive stock options and unvested restricted stock	—	—

Diluted weighted average number of common shares outstanding	45,114	45,103

Diluted (loss) earnings per common share:
Loss per share from continuing operations	$(0.26)	(0.13)
Earnings per share from discontinued operations	0.03	—

Diluted loss per common share	$(0.23)	(0.13)

During the three months ended March 31, 2009 and 2008, 1,797,960 and 1,560,180, respectively, of options to acquire shares of Class A Common Stock were anti-dilutive.

21.	Parent Company Financial Information

BFC’s parent company accounting policies are generally the same as those described in the summary of significant accounting policies appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The Company’s investments in BankAtlantic Bancorp, Woodbridge and the Company’s wholly-owned subsidiaries and venture partnerships are presented in the parent company financial statements as if accounted for using the equity method of accounting.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

BFC’s parent company unaudited condensed statements of financial condition at March 31, 2009 and December 31, 2008, unaudited condensed statements of operations and unaudited condensed statements of cash flows for the three months ended March 31, 2009 and 2008 are shown below:

Parent Company Condensed Statements of Financial Condition

	March 31,	December 31,
	2009	2008
	(In thousands)

Assets
Cash and cash equivalents	$7,554	9,218
Investment securities	16,458	16,523
Investment in venture partnerships	342	361
Investment in BankAtlantic Bancorp, Inc.	55,854	66,326
Investment in Woodbridge Holdings Corporation	39,417	35,575
Investment in and advances to wholly owned subsidiaries	2,237	2,323
Other assets	911	835

Total assets	$122,773	131,161

Liabilities and Shareholders’ Equity
Advances from and negative basis in wholly owned subsidiaries	$791	789
Other liabilities	6,501	6,476

Total liabilities	7,292	7,265
Redeemable 5% Cumulative Preferred Stock	11,029	11,029
Shareholders’ equity	104,452	112,867

Total liabilities and shareholders’ equity	$122,773	131,161

Parent Company Condensed Statements of Operations

	For the Three
	Months Ended
	March, 31
	2009	2008
	(In thousands)

Revenues	$283	522
Expenses	2,023	2,644

(Loss) before earnings (loss) from subsidiaries	(1,740)	(2,122)
Equity from loss in BankAtlantic Bancorp	(13,359)	(5,785)
Equity from earnings (loss) in Woodbridge	3,545	(2,078)
Equity from earnings (loss) in other subsidiaries	(107)	86

Loss from continuing operations before income taxes attributable to BFC	(11,661)	(9,899)
Benefit for income taxes	—	(3,866)

Loss from continuing operations, net of taxes attributable to BFC	(11,661)	(6,033)
Discontinued operations, net of taxes	1,258	162

Net loss attributable to BFC	(10,403)	(5,871)
5% Preferred Stock dividends	(188)	(188)

Net loss allocable to common stock	$(10,591)	(6,059)

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

Parent Company Statements of Cash Flow

	For the Three Months Ended
	March 31,
	2009	2008
	(In thousands)

Operating Activities:
Net cash used in operating activities	$(1,560)	(2,825)

Investing Activities:
Distribution from partnership	84	—

Net cash provided by in investing activities	84	—

Financing Activities:
5% Preferred Stock dividends paid	(188)	(188)

Net cash used in financing activities	(188)	(188)

Decrease in cash and cash equivalents	(1,664)	(3,013)
Cash at beginning of period	9,218	17,999

Cash at end of period	$7,554	14,986

Supplementary disclosure of non-cash investing and financing activities
Net increase in shareholders’ equity from the effect of subsidiaries’ capital transactions, net of income taxes	$391	170
Increase (decrease) in accumulated other comprehensive income, net of taxes	1,556	(577)

Cash dividends received from subsidiaries for the three months ended March 31, 2009 and 2008 were $84,000 and $66,000, respectively.

22.	New Accounting Pronouncements

In April 2009, the FASB issued FSP FAS No. 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 provides guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. If it is determined that a transaction is not orderly, a reporting entity should place little, if any, weight on that transaction price when estimating fair value. The guidance in FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted. The Company does not believe that the adoption of FSP FAS 157-4 will have a material impact on the Company’s financial statements.

In April 2009, the FASB issued FASB Staff Position No. 115-2 and FAS No. 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2/FAS 124-2”). FSP FAS 115-2/FAS 124-2 amends the other-than-temporary impairment guidance for debt securities. Prior to issuance of FSP FAS 115-2/FAS 124-2, if a debt security was impaired and an entity had the ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value then the impairment loss was not recognized in earnings. The guidance of FSP FAS 115-2/FAS 124-2 indicates that if an entity does not intend to sell an impaired debt security that the entity should assess whether it is more likely than not that it

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

will be required to sell the security before recovery. If the entity more likely than not will be required to sell the security before recovery an other-than-temporary impairment has occurred that would be recognized in earnings. If an entity more likely than not will not be required to sell the debt security but does not expect to recover its cost, the entity should determine whether a credit loss exists, and if so, the credit loss should be recognized in earnings and the remaining impairment should be recognized in other comprehensive income. The guidance in FSP FAS 115-2/FAS 124-2 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted. The Company does not believe that the adoption of FSP FAS 115-2/FAS 124-2 will have a material impact on the Company’s financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1/APB28-1”). Prior to issuing FSP FAS 107-1/APB28-1, fair values for financial assets and liabilities were only disclosed once a year. FSP FAS 107-1/APB28-1 now requires disclosures of these fair values on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The guidance in FSP FAS 107-1/APB28-1 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted. FSP FAS 107-1/APB28-1 will not have a material impact on the Company’s financial statements.

23.	Litigation

Class Action Lawsuit

On January 25, 2008, plaintiff Robert D. Dance filed a purported class action complaint as a putative purchaser of Woodbridge’s securities against Woodbridge and certain of its officers and directors, asserting claims under the federal securities law and seeking damages. This action was filed in the United States District Court for the Southern District of Florida and is captioned Dance v. Levitt Corp. et al., No. 08-CV-60111-DLG. The securities litigation purports to be brought on behalf of all purchasers of Woodbridge’s securities beginning on January 31, 2007 and ending on August 14, 2007. The complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder by issuing a series of false and/or misleading statements concerning Woodbridge’s financial results, prospects and condition. Woodbridge intends to vigorously defend this action.

Surety Bond Claim

In September 2008, a surety filed a lawsuit to require Woodbridge to post $5.4 million of collateral relating to two bonds totaling $5.4 million after a municipality made claims against the surety. Woodbridge believes that the municipality does not have the right to demand payment under the bonds and initiated a lawsuit against the municipality. Because Woodbridge does not believe a loss is probable, Woodbridge did not accrue any amount related to this claim as of March 31, 2009. As claims had been made on the bonds, the surety requested Woodbridge post a $4.0 million letter of credit as security while the matter is litigated with the municipality and Woodbridge has complied with that request.

General litigation

In the ordinary course of business, the Company and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its bank operations, lending, tax certificates activities and real estate development activities. Although the Company and its subsidiaries believe it has meritorious defenses in all current legal actions, the outcome of the various legal actions is uncertain. The Company does not believe that the ultimate resolution of these claims or lawsuits will have a material adverse effect on its business, financial position, results of operations or cash flows.

BFC Financial Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

24.	Bankruptcy of Levitt and Sons

As described in Note 1 above, on November 9, 2007, the Debtors filed the Chapter 11 Cases. The Debtors commenced the Chapter 11 Cases in order to preserve the value of their assets and to facilitate an orderly wind-down of their businesses and disposition of their assets in a manner intended to maximize the recoveries of all constituents. In connection with the filing of the Chapter 11 Cases, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007. As a result of the deconsolidation, Woodbridge had a negative basis in its investment in Levitt and Sons because Levitt and Sons generated significant losses and intercompany liabilities in excess of its asset balances. This negative investment, “Loss in excess of investment in subsidiary”, was reflected as a single amount on the Company’s consolidated statements of financial condition as a $55.2 million liability as of December 31, 2008. This balance was comprised of a negative investment in Levitt and Sons of $123.0 million, and outstanding advances due to Woodbridge from Levitt and Sons of $67.8 million. Included in the negative investment was approximately $15.8 million associated with deferred revenue related to intra-segment sales between Levitt and Sons and Core Communities. During the fourth quarter of 2008, Woodbridge identified approximately $2.3 million of deferred revenue on intercompany sales between Core and Carolina Oak that had been misclassified against the negative investment in Levitt and Sons. As a result, Woodbridge recorded a $2.3 million reclassification in the fourth quarter of 2008 between inventory of real estate and the loss in excess of investment in subsidiary in the consolidated statements of financial condition. As a result, as of December 31, 2008, the net negative investment was $52.9 million.

On June 27, 2008, Woodbridge entered into a settlement agreement (the “Settlement Agreement”) with the Debtors and the Joint Committee of Unsecured Creditors (the “Joint Committee”) appointed in the Chapter 11 Cases. Pursuant to the Settlement Agreement, among other things, (i) Woodbridge agreed to pay to the Debtors’ bankruptcy estates the sum of $12.5 million plus accrued interest from May 22, 2008 through the date of payment, (ii) Woodbridge agreed to waive and release substantially all of the claims it had against the Debtors, including its administrative expense claims through July 2008, and (iii) the Debtors (joined by the Joint Committee) agreed to waive and release any claims they had against Woodbridge and its affiliates. After certain of Levitt and Sons’ creditors indicated that they objected to the terms of the Settlement Agreement and stated a desire to pursue claims against Woodbridge, Woodbridge, the Debtors and the Joint Committee entered into an amendment to the Settlement Agreement, pursuant to which Woodbridge would, in lieu of the $12.5 million payment previously agreed to, pay $8 million to the Debtors’ bankruptcy estates and place $4.5 million in a release fund to be disbursed to third party creditors in exchange for a third party release and injunction. The amendment also provided for an additional $300,000 payment by Woodbridge to a deposit holders fund. The Settlement Agreement, as amended, was subject to a number of conditions, including the approval of the Bankruptcy Court.

As previously reported, on February 20, 2009, the Bankruptcy Court entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Joint Committee and approved the settlement pursuant to the Settlement Agreement, as amended. No appeal or rehearing of the Bankruptcy Court’s order was timely filed by any party, and the settlement was consummated on March 3, 2009, at which time, payment was made in accordance with the terms and conditions of the Settlement Agreement, as amended. Under cost method accounting, the cost of settlement and the related $52.9 million liability (less $500,000 which was determined as the settlement holdback and remained as an accrual pursuant to the Settlement Agreement, as amended) was recognized into income in the quarter ended March 31, 2009, resulting in a $40.4 million gain on settlement of investment in subsidiary. As a result, Woodbridge no longer holds an investment in this subsidiary.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of
BFC Financial Corporation

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, of comprehensive income (loss), of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of BFC Financial Corporation and its subsidiaries (the “Company”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 9A of the Company’s annual report on Form 10-K for the year ended December 31, 2008. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Bluegreen Corporation, an approximate 31 percent-owned equity investment of the Company which reflects a net investment totaling $115.1 million and $116.0 million at December 31, 2008 (prior to an other-than-temporary impairment recorded by the Company, net of amortization of basis difference, of $85.3 million) and 2007, respectively, and equity in the net earnings (loss) of approximately $(154,000) (prior to the amortization of basis difference of $13.9 million), $10.3 million and $9.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The financial statements of Bluegreen Corporation were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Bluegreen Corporation, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

As discussed in Notes 1 and 39 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests effective January 1, 2009.

As discussed in Notes 1, 30 and 37, on November 9, 2007 (the “Petition Date”), Levitt and Sons, LLC (“Levitt and Sons”) and substantially all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Florida. As a result, Levitt and Sons was deconsolidated from Woodbridge Holdings Corporation (formerly Levitt Corporation), a subsidiary of the Company, as of the Petition Date and has been prospectively reported as a cost method investment. On the Petition Date, Levitt and Sons had total assets of approximately $373 million, total liabilities of $480 million, and a net shareholder’s deficit of $107 million.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management’s assessment and our audit of BFC Financial Corporation’s internal control over financial reporting also included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Savings and Loan Holding Companies (OTS Form H-(b) 11) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
March 31, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in accounting for noncontrolling interests discussed in Notes 1 and 39, as to which the date is July 17, 2009.

BFC Financial Corporation

Consolidated Statements of Financial Condition

	December 31,
	2008	2007
	As Adjusted	As Adjusted
	(In thousands, except share data)

ASSETS
Cash and cash equivalents	$247,760	326,524
Federal funds sold and other short-term investments	31,177	5,631
Restricted cash	21,288	2,207
Securities available for sale and other financial instruments (at fair value)	722,698	926,307
Financial instruments accounted for at fair value	—	10,661
Investment securities at cost or amortized costs (fair value: $12,475 and $65,244)	12,008	60,173
Tax certificates, net of allowance of $6,064 in 2008 and $3,289 in 2007	213,534	188,401
Federal Home Loan Bank stock, at cost which approximates fair value	54,607	74,003
Residential loans held for sale at lower of cost or fair value	3,461	4,087
Loans receivable, net of allowance for loan losses of $137,257 in 2008 and $94,020 in 2007	4,314,184	4,524,451
Accrued interest receivable	41,817	46,271
Real estate held for development and sale	268,763	270,229
Real estate owned	19,045	17,216
Investments in unconsolidated affiliates	41,386	128,321
Properties and equipment, net	315,347	360,889
Goodwill	20,782	70,490
Other intangible assets, net	24,204	5,396
Deferred tax asset, net	—	16,330
Other assets	43,521	76,846

Total assets	$6,395,582	7,114,433

LIABILITIES AND EQUITY
Liabilities:
Interest bearing	$3,184,677	3,129,194
Non-interest bearing	741,691	824,211

Total deposits	3,926,368	3,953,405
Advances from FHLB	967,491	1,397,044
Federal funds purchased and other short term borrowings	238,339	108,975
Securities sold under agreements to repurchase	41,387	50,930
Subordinated debentures, mortgage notes payable and mortgage-backed bonds	287,772	295,421
Junior subordinated debentures	376,104	379,223
Loss in excess of investment in Woodbridge’s subsidiary	52,887	55,214
Other liabilities	118,784	131,234

Total liabilities	6,009,132	6,371,446

Redeemable 5% Cumulative Preferred Stock — $.01 par value; authorized 15,000 shares; issued and outstanding 15,000 shares in 2008 and 0 in 2007, with a redemption value of $1,000 per share (See Note 34)	11,029	—

BFC Financial Corporation

Consolidated Statements of Financial Condition — (Continued)

	December 31,
	2008	2007
	As Adjusted	As Adjusted
	(In thousands, except share data)

Commitments and contingencies
Equity:
Preferred stock of $.01 par value; authorized 10,000,000 shares; 5% Cumulative Convertible Preferred Stock (5% Preferred Stock) authorized 15,000 shares; issued and outstanding 0 shares in 2008 and 15,000 shares in 2007	—	—
Class A common stock of $.01 par value, authorized 70,000,000 shares; issued and outstanding 38,254,389 in 2008 and 38,232,932 in 2007	382	382
Class B common stock of $.01 par value, authorized 20,000,000 shares; issued and outstanding 6,875,104 in 2008 and 6,876,081 in 2007	69	69
Additional paid-in capital	123,562	131,189
(Accumulated deficit) retained earnings	(8,848)	50,801
Accumulated other comprehensive (loss) income	(2,298)	1,596

Total BFC Financial Corporation (“BFC”) shareholders’ equity	112,867	184,037
Noncontrolling interest	262,554	558,950

Total equity	375,421	742,987

Total liabilities and equity	$6,395,582	7,114,433

See accompanying notes to consolidated financial statements.

BFC Financial Corporation

Consolidated Statements of Operations

	For the Years Ended December 31,
	2008	2007	2006
	As Adjusted	As Adjusted	As Adjusted
	(In thousands, except per share data)

Revenues
BFC Activities:
Interest and dividend income	$1,368	2,335	2,249
Securities activities, net	898	1,295	—
Other income	2,142	2,479	1,433

	4,408	6,109	3,682

Financial Services:
Interest and dividend income	314,538	371,633	367,177
Service charges on deposits	93,905	102,639	90,472
Other service charges and fees	28,959	28,950	27,542
Securities activities, net	2,039	8,412	9,813
Other income	10,130	9,159	12,742

	449,571	520,793	507,746

Real Estate Development:
Sales of real estate	13,837	410,115	566,086
Interest and dividend income	3,192	3,936	2,474
Securities activities, net	1,178	—	—
Other income	15,284	17,614	14,592

	33,491	431,665	583,152

Total revenues	487,470	958,567	1,094,580

Costs and Expenses
BFC Activities:
Employee compensation and benefits	8,793	10,932	9,407
Other expenses	3,346	4,083	2,963

	12,139	15,015	12,370

Financial Services:
Interest expense, net of interest capitalized	140,502	192,672	166,578
Provision for (recovery of) loan losses	159,801	70,842	8,574
Employee compensation and benefits	128,897	151,178	150,804
Occupancy and equipment	64,782	65,851	57,308
Advertising and promotion	16,335	20,002	35,067
Cost associated with debt redemption	1,238	—	1,457
Provision for tax certificates	7,286	300	300
Restructuring charges and exit activities	7,395	8,351	—
Impairment of goodwill	46,564	—	—
Impairment of real estate held for sale	1,169	5,240	—
Impairment of real estate owned	1,465	7,299	9
Other expenses	59,536	57,723	54,214

	634,970	579,458	474,311

BFC Financial Corporation

Consolidated Statements of Operations — (Continued)

	For the Years Ended December 31,
	2008	2007	2006
	As Adjusted	As Adjusted	As Adjusted
	(In thousands, except per share data)

Real Estate Development:
Cost of sales of real estate	12,838	573,241	482,961
Interest expense, net of interest capitalized	10,667	3,807	—
Selling, general and administrative expenses	49,246	116,918	120,017
Other expenses	—	3,929	3,677

	72,751	697,895	606,655

Total costs and expenses	719,860	1,292,368	1,093,336

Equity in earnings from unconsolidated affiliates	15,064	12,724	10,935
Impairment of unconsolidated affiliates	(96,579)	—	—
Impairment of investments	(15,548)	—	—

(Loss) income from continuing operations before income taxes	(329,453)	(321,077)	12,179
Provision (benefit) for income taxes	15,763	(69,012)	(530)

(Loss) income from continuing operations	(345,216)	(252,065)	12,709
Discontinued operations, less income tax provision (benefit) of $0 in 2008, $(3,471) in 2007 and $(8,957) in 2006	16,605	7,160	(10,535)
Extraordinary gain, less income tax of $0 in 2008 and $1,509 in 2007	9,145	2,403	—

Net (loss) income	(319,466)	(242,502)	2,174
Less: Net (loss) income attributable to noncontrolling interest	(260,567)	(212,043)	4,395

Net loss attributable to BFC	(58,899)	(30,459)	(2,221)
Preferred stock dividends	(750)	(750)	(750)

Net loss allocable to common stock	$(59,649)	(31,209)	(2,971)

(Loss) earnings per common share attributable to BFC (See Note 33):
Basic loss per share from continuing operations	$(1.62)	(0.90)	(0.04)
Basic earnings (loss) per share from discontinued operations	0.10	0.03	(0.05)
Basic earnings per share from extraordinary gain	0.20	0.06	—

Basic loss per share	$(1.32)	(0.81)	(0.09)

Diluted loss per share from continuing operations	$(1.62)	(0.90)	(0.05)
Diluted earnings (loss) per share from discontinued operations	0.10	0.03	(0.05)
Diluted earnings per share from extraordinary gain	0.20	0.06	—

Diluted loss per share	$(1.32)	(0.81)	(0.10)

Basic weighted average number of common shares outstanding	45,097	38,778	33,249
Diluted weighted average number of common and common equivalent shares outstanding	45,097	38,778	33,249

See accompanying notes to consolidated financial statements.

BFC Financial Corporation

Consolidated Statements of Comprehensive Loss

	For the Years Ended December 31,
	2008	2007	2006
	As Adjusted	As Adjusted	As Adjusted
	(In thousands)

Net (loss) income	$(319,466)	(242,502)	2,174

Other comprehensive income (loss), net of tax:
Unrealized gains (loss) on securities available for sale	(14,576)	17,754	15,763
(Benefit) provision for income taxes	(6,647)	7,599	6,225

Unrealized gains (loss) on securities available for sale, net of tax	(7,929)	10,155	9,538

Unfunded pension liability	(13,911)	702	2,989
Provision for income taxes	2,112	310	1,528

Unfunded pension liability, net of tax	(16,023)	392	1,461

Unrealized (losses) gains associated with investment in unconsolidated affiliates	(2,021)	(771)	1,263
(Benefit) provision for income taxes	(184)	(340)	537

Unrealized (losses) gains associated with investment in unconsolidated affiliates, net of tax	(1,837)	(431)	726

Reclassification adjustments:
Realized net periodic pension income (costs)	248	239	(366)
Provision (benefit) for income taxes	—	105	(187)

Realized net periodic pension income (costs), net of tax	248	134	(179)

Realized (gains) loss reclassified into net loss	10,502	(8,814)	(9,809)
Benefit for Income taxes	—	(3,710)	(3,877)

Net realized (gains) loss reclassified into net loss, net of tax	10,502	(5,104)	(5,932)

Other comprehensive (loss) income, net of tax	(15,039)	5,146	5,614

Comprehensive (loss) income	(334,505)	(237,356)	7,788
Less: Comprehensive (loss) income attributable to noncontrolling interest	(271,712)	(207,042)	9,083

Total comprehensive loss attributable to BFC	$(62,793)	(30,314)	(1,295)

See accompanying notes to consolidated financial statements.

BFC Financial Corporation

Consolidated Statements of Changes in Equity
For each of the years in the three year period ended December 31, 2008

						Unearned		Accumulated
						Compen-		Other
	Shares of Common					sation	Accumulated	Compre-	Total	Non-	Total
	Stock		Class A	Class B	Additional	Restricted	Deficit	hensive	BFC	controlling	Equity
	Outstanding		Common	Common	Paid-in	Stock	Retained	(Loss)	Shareholders’	Interest in	As
	Class A	Class B	Stock	Stock	Capital	Grants	Earnings	Income	Equity	Subsidiaries	Adjusted
	(In thousands)

Balance, December 31, 2005	29,950	4,285	$278	$41	$97,223	$(100)	$85,113	$525	$183,080	$696,522	$879,602
Cumulative effect adjustment upon adoption of Staff Accounting Bulletin No. 108 (“SAB No. 108”)	—	—	—	—	—		(253)	—	(253)		(253)
Net (loss) income	—	—	—	—	—		(2,221)	—	(2,221)	4,395	2,174
Other comprehensive income, net of taxes	—	—	—	—	—		—	926	926	4,688	5,614
Issuance of Common Stock, upon exercise of stock options	30	3,929	1	39	9,076		—	—	9,116		9,116
Retirement of Common Stock relating to exercise of stock options	(1,279)	(1,068)	(13)	(11)	(13,246)		—	—	(13,270)		(13,270)
Net effect of subsidiaries’ capital transactions, net of taxes	—	—	—	—	(16)		—	—	(16)		(16)
Noncontrolling interests net effect of subsidiaries’ capital transactions									—	(7,282)	(7,282)
Cash dividends on preferred stock	—	—	—	—	—		(750)	—	(750)		(750)
Share-based compensation related to stock options and restricted stock	—	—	—	—	973		—	—	973		973
Reversal of unamortized stock compensation related to restricted stock upon adoption of FAS 123 ( R)	—	—	—	—	(100)	100	—	—	—		—
Transfer of shares of Common Stock	55	(55)	—	—	—		—	—	—		—

Balance, December 31, 2006	28,756	7,091	266	69	93,910	—	81,889	1,451	177,585	698,323	875,908
Cumulative effect adjustment upon adoption of FASB Interpretation No. 48	—	—	—	—	—		121	—	121		121
Net loss	—	—	—	—	—		(30,459)	—	(30,459)	(212,043)	(242,502)
Other comprehensive income, net of taxes	—	—	—	—	—		—	145	145	5,001	5,146
Issuance of common stock, net of issuance costs	11,500	—	115	—	36,006		—	—	36,121		36,121
Issuance of common stock upon exercise of stock options and restricted stock	152	—	1	—	187		—	—	188		188
Cancelled shares of common stock upon merger. (See notes 32 and 33)	(2,163)	(227)	—	—	—		—	—	—		—
Net effect of subsidiaries’ capital transactions, net of taxes	—	—	—	—	(101)		—	—	(101)		(101)
Noncontrolling interests net effect of subsidiaries’ capital transactions									—	67,669	67,669
Cash dividends on preferred stock	—	—	—	—	—		(750)	—	(750)		(750)
Share-based compensation related to stock options and restricted stock	—	—	—	—	1,187		—	—	1,187		1,187
Transfer of shares of Common Stock	(12)	12	—	—	—		—	—	—		—

Balance, December 31, 2007	38,233	6,876	382	69	131,189	—	50,801	1,596	184,037	558,950	742,987
Net loss	—	—	—	—	—		(58,899)	—	(58,899)	(260,567)	(319,466)
Other comprehensive loss, net of taxes	—	—	—	—	—		—	(3,894)	(3,894)	(11,145)	(15,039)
Issuance of restricted Class A Common Stock	120	—	—	—	—		—	—	—		—
Transfer of shares of Common Stock	1	(1)	—	—	—			—	—		—
Purchase and retirement of Class A Common Stock	(100)	—	—	—	(54)		—	—	(54)		(54)
Net effect of subsidiaries’ capital transactions, net of taxes	—	—	—	—	2,398		—	—	2,398	—	2,398
Noncontrolling interests net effect of subsidiaries’ capital transactions									—	(24,684)	(24,684)
Cash dividends on preferred stock	—	—	—	—	—		(750)	—	(750)	—	(750)
Re-classification of the 5% Preferred Stock to Redeemable Preferred stock (see Note 34)	—	—	—	—	(11,029)		—	—	(11,029)	—	(11,029)
Share-based compensation related to stock options and restricted stock	—	—	—	—	1,058		—	—	1,058	—	1,058

Balance, December 31, 2008	38,254	6,875	$382	$69	$123,562	$—	$(8,848)	$(2,298)	$112,867	$262,554	$375,421

See accompanying notes to consolidated financial statements.

BFC Financial Corporation

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2008	2007	2006
	As Adjusted	As Adjusted	As Adjusted
	(In thousands)

Operating activities:
Net loss	$(319,466)	(242,502)	2,174
Adjustment to reconcile net loss to net cash used in operating activities:
Extraordinary gain, net of taxes	(9,145)	(2,403)	—
Discontinued operations attributable to noncontrolling interest	(12,144)	(6,122)	9,011
Provision for loan losses	168,552	78,441	8,883
Restructuring charges, impairments and exit activities	8,564	13,591	—
Impairment of inventory and long lived assets	3,605	227,412	38,328
Cumulative effect adjustment before noncontrolling interest	—	700	(1,899)
Depreciation, amortization and accretion, net	28,389	23,693	31,845
Share-based compensation expense	3,821	9,386	9,291
Tax benefits from share-based compensation	—	(1,265)	(3,719)
Securities activities, net	(4,116)	(9,707)	(9,795)
Net losses (gains) on sales of real estate owned, loans and office properties and equipment	(2,448)	201	(5,079)
Net gain on sale of Ryan Beck Holdings, Inc.	—	(2,175)	—
Originations and repayments of loans held for sale, net	(59,323)	(90,745)	(93,887)
Proceeds from sales of loans held for sale	53,564	96,470	87,793
Equity in earnings from Bluegreen	(13,696)	(10,275)	(9,445)
Equity in earnings from unconsolidated affiliates	(323)	(115)	—
Impairment of unconsolidated affiliates	96,579	—	—
Impairment of investments	15,548	—	—
Impairment of goodwill	46,564	—	—
Deferred income tax provision (benefit)	50,260	(44,024)	(20,625)
Net losses (gains) associated with debt redemption	1,238	—	(71)
Increase in forgivable notes receivable, net	—	(673)	(6,111)
(Increase) decrease in real estate held for development and sale	(8,582)	27,006	(259,629)
(Increase) decrease in securities owned, net	—	(23,855)	67,910
Increase (decrease) securities sold but not yet purchased	—	28,419	(3,770)
Decrease (increase) in accrued interest receivable	4,454	1,405	(6,183)
Decrease (increase) in other assets	15,584	(12,204)	(6,465)
Increase (decrease) in due to clearing agent	—	9,657	(40,115)
Decrease in customer deposits	(123)	(23,974)	(8,990)
Decrease in other liabilities	(30,858)	(45,712)	(21,058)

Net cash provided by (used in) operating activities	36,498	630	(241,606)

Investing activities:
Proceeds from redemption and maturity of investment securities and tax certificates	$349,397	208,345	199,482
Purchase of investment securities and tax certificates	(377,983)	(211,402)	(236,962)
Purchase of securities available for sale	(288,241)	(682,231)	(143,272)
Proceeds from sales and maturities of securities available for sale	541,381	719,898	181,444

BFC Financial Corporation

Consolidated Statements of Cash Flows — (Continued)

	For the Years Ended December 31,
	2008	2007	2006
	As Adjusted	As Adjusted	As Adjusted
	(In thousands)

Decrease (increase) in restricted cash	(19,081)	(1,576)	651
Purchases of FHLB stock	(47,655)	(22,725)	(49,950)
Redemption of FHLB stock	67,051	28,939	39,664
Distributions from unconsolidated subsidiaries	3,189	8,186	5,303
Investments in unconsolidated subsidiaries	(66)	(6,863)	(10,323)
Net repayments (purchases and originations) of loans	23,285	(2,173)	(106,123)
Proceeds from the sale of loans receivable	10,100	—	—
Additions to real estate owned	(19)	(2,011)	—
Proceeds from sales of real estate owned	3,810	2,252	4,382
Proceeds from sales of property and equipment	6,693	969	2,055
Purchases of office property and equipment, net	(12,648)	(103,033)	(121,680)
Net cash outflows from the sale of Central Florida stores	(4,491)	—	—
Equity securities received from Ryan Beck Holdings, Inc. earnout	(11,309)	—	—
Deconsolidation of Woodbridge’s subsidiary cash balance	—	(6,387)	—
Net proceeds from the sale of Ryan Beck Holdings, Inc.	—	2,628	—
Acquisition in Pizza Fusion Class B preferred shares	(3,000)	—	—
Acquisition of BankAtlantic Bancorp Class A shares	(3,925)	—	—
Acquisition of Woodbridge Class A shares	—	(33,205)	—

Net cash (used in) provided by investing activities	$236,488	(100,389)	(235,329)

Financing activities:
Net (decrease) increase in deposits	$(3,482)	86,369	114,360
Prepayments of FHLB advances	(694,363)	—	—
Net proceeds (repayments) of FHLB advances	262,808	(120,000)	233,656
Net decrease in securities sold under agreements to repurchase	(9,543)	(45,456)	(13,403)
Net increase (decrease) in federal funds purchased	129,364	76,949	(107,449)
Repayments of secured borrowings	—	—	(26,516)
Prepayment of notes and bonds payable	(2,751)	—	—
Repayment of notes and bonds payable	(32,055)	(162,213)	(216,891)
Proceeds from notes and bonds payable	27,522	236,839	384,732
Issuance of junior subordinated debentures	—	30,929	30,928
Payments for debt issuance costs	(518)	(1,695)	(3,043)
Capital contributions in managed fund by investors	—	—	2,905
Capital withdrawals in managed fund by investors	—	—	(4,203)
Excess tax benefits from share-based compensation	—	1,265	3,719
Proceeds from the issuance of BFC Class A Common Stock, net of issuance costs	—	36,121	—
Proceeds from the exercise of stock options	—	187	—
Preferred stock dividends paid	(750)	(750)	(750)
Purchase and retirement of Class A common stock	(54)	—	—
Purchase and retirement of Woodbridge common stock	(1,439)	—	—
Purchase and retirement of BankAtlantic Bancorp Class A common stock	—	(53,769)	—

BFC Financial Corporation

Consolidated Statements of Cash Flows — (Continued)

	For the Years Ended December 31,
	2008	2007	2006
	As Adjusted	As Adjusted	As Adjusted
	(In thousands)

Proceeds from the issuance of Woodbridge Class A common stock, net of issuance costs	—	152,651	—
Payment of the minimum withholding tax upon the exercise of stock options	—	—	(6,871)
Proceeds from issuance of BankAtlantic Bancorp Class A common stock	103	2,449	1,479
Purchase of subsidiary common stock	—	—	(7,833)
BankAtlantic Bancorp common stock dividends paid to non-BFC shareholders	(636)	(5,746)	(7,592)
Woodbridge common stock dividends paid to non-BFC shareholders	—	(330)	(1,322)
Distribution from venture partnership to minority holders	(410)	—	—

Net cash (used in) provided by financing activities	(326,204)	233,800	375,906

Increase (decrease) in cash and cash equivalents	(53,218)	134,041	(101,029)
Cash and cash equivalents at beginning of period	332,155	201,123	305,437
Cash and cash equivalents of discontinued assets held for sale at disposal date	—	(6,294)	—
Cash and cash equivalents of discontinued assets held for sale	—	3,285	(3,285)

Cash and cash equivalents at end of period	$278,937	332,155	201,123

Supplemental cash flow information:
Interest on borrowings and deposits	$153,168	197,157	167,430
Income taxes (refunded) paid	(44,100)	5,409	39,770
Supplementary disclosure of non-cash investing and financing activities:
Loans and tax certificates transferred to REO	7,208	2,528	23,728
Securities held-to-maturity transferred to securities available for sale	—	203,004	—
Long-lived assets held-for-use transferred to assets held for sale	—	13,704	—
Securities purchased pending settlement	—	18,926	—
Decrease in additional paid in capital from the re-classification of the 5% Preferred Stock to Redeemable Preferred stock (see Note 34)	11,029	—	—
Decrease in inventory from the reclassification to to property and equipment	—	2,859	8,412
Reduction in loan participations sold accounted for as secured borrowings	—	—	111,754
Exchange branch facilities	—	—	2,350
Increase (decrease) in accumulated other comprehensive income, net of taxes	(3,894)	145	926
Net increase (decrease) in shareholders’ equity from the effect of subsidiaries’ capital transactions, net of taxes	2,398	(101)	(16)

BFC Financial Corporation

Consolidated Statements of Cash Flows — (Continued)

	For the Years Ended December 31,
	2008	2007	2006
	As Adjusted	As Adjusted	As Adjusted
	(In thousands)

Issuance and retirement of BFC Class A Common Stock accepted as consideration for the exercise price of stock options	—	—	4,154
Increase in deferred tax liability due to cumulative impact of change in accounting for uncertainties in income taxes (FIN 48 — see Note 25)	—	121	—

See accompanying notes to consolidated financial statements.

1.	Organization and Summary of Significant Accounting Policies

Organization and Business

BFC Financial Corporation (“BFC” or the “Company”) is a diversified holding company whose major holdings include controlling interests in BankAtlantic Bancorp, Inc. and its wholly-owned subsidiaries (“BankAtlantic Bancorp”) and Woodbridge Holdings Corporation (formerly Levitt Corporation) and its wholly-owned subsidiaries (“Woodbridge”) and a noncontrolling interest in Benihana, Inc. (“Benihana”), which operates Asian-themed restaurant chains in the United States. As a result of the Company’s position as the controlling shareholder of BankAtlantic Bancorp, BFC is a “unitary savings bank holding company” regulated by the Office of Thrift Supervision (“OTS”).

As a holding company with controlling positions in BankAtlantic Bancorp and Woodbridge, BFC is required under generally accepted accounting principles (“GAAP”) to consolidate the financial results of these companies. As a consequence, the financial information of both entities is presented on a consolidated basis in BFC’s financial statements. However, except as otherwise noted, the debts and obligations of BankAtlantic Bancorp and Woodbridge are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent its pro rata share in a dividend or distribution.

In September 2008, BankAtlantic Bancorp and Woodbridge each completed a one-for-five reverse split of its common stock. Where appropriate, amounts throughout this document have been adjusted to reflect the reverse stock splits effected by BankAtlantic Bancorp and Woodbridge. The reverse stock splits did not impact the Company’s proportionate equity interest or voting rights in BankAtlantic Bancorp or Woodbridge. BFC’s ownership in BankAtlantic Bancorp and Woodbridge as of December 31, 2008 was as follows:

			Percent
	Shares	Percent of	of
	Owned	Ownership	Vote

BankAtlantic Bancorp
Class A Common Stock(1)	2,389,697	23.30%	12.35%
Class B Common Stock	975,225	100.00%	47.00%
Total	3,364,922	29.96%	59.35%
Woodbridge Holdings Corporation
Class A Common Stock(2)	3,735,392	22.43%	11.89%
Class B Common Stock	243,807	100.00%	47.00%
Total	3,979,199	23.55%	58.89%

(1)	In August 2008 and December 2008, BFC purchased an aggregate of 400,000 shares and 323,848 shares, respectively, of BankAtlantic Bancorp’s Class A common stock on the open market for an aggregate purchase price of $2.8 million and $1.1 million, respectively. BFC’s August 2008 and December 2008 acquisitions of BankAtlantic Bancorp’s Class A common stock increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 3.6% in August 2008 and 2.9% in December 2008 and increased BFC’s voting interest by approximately 2.1% in August 2008 and 1.6% in December 2008. The acquisitions of additional shares of BankAtlantic Bancorp have been accounted for as step acquisitions under the purchase method of accounting. See Note 2 for further information.

(2)	BFC’s percentage of vote includes 1,229,117 shares of Woodbridge’s Class A Common Stock which BFC had previously agreed not to vote (except in limited circumstances) pursuant to a letter agreement requested by Woodbridge in connection with the listing of its shares on the NYSE.

On December 1, 2008, the Company was notified by the NYSE Arca, Inc. that its Class A Common Stock was suspended from trading on the NYSE Arca because the market value of its publicly held shares had fallen below the NYSE Arca’s continued listing requirement for a consecutive 30 trading-day period. As a result, the Company’s Class A Common Stock was suspended from trading on the NYSE Arca prior to the opening of the market on December 9, 2008. Since, December 9, 2008, BFC’s Class A Common Stock is quoted on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) under the ticker symbol “BFCF.PK”.

BankAtlantic Bancorp is a unitary savings bank holding company organized under the laws of the State of Florida. BankAtlantic Bancorp’s principal asset is its investment in BankAtlantic and its subsidiaries. BankAtlantic was founded in 1952 and is a federally-chartered, federally-insured savings bank headquartered in Fort Lauderdale, Florida. At December 31, 2008, BankAtlantic operated through a network of over 100 branches located in Florida. BankAtlantic is a community-oriented bank which provides traditional retail banking services and a wide range of commercial banking products and related financial services.

On February 28, 2007, BankAtlantic Bancorp completed the sale to Stifel Financial Corp. (“Stifel”) of Ryan Beck Holdings, Inc. (“Ryan Beck”), a subsidiary of BankAtlantic Bancorp engaged in retail and institutional brokerage and investment banking. As a consequence, the results of operations of Ryan Beck are presented as “Discontinued Operations” in the consolidated statements of operations.

Woodbridge historically has been engaged in real estate development activities in the Southeastern United States. While Woodbridge’s operations were primarily within the real estate industry, Woodbridge’s current business strategy includes the pursuit of investments and acquisitions within or outside of the real estate industry, as well as the continued development of master-planned communities.

In 2008, Woodbridge engaged in business activities through the Land Division, consisting of the operations of Core Communities, LLC (“Core Communities” or “Core”), which develops master-planned communities, and through the Woodbridge Other Operations segment (“Woodbridge Other Operations”), which includes the other operations of Woodbridge, such as the consolidated operations of Pizza Fusion Holdings, Inc. (“Pizza Fusion”), the consolidated operations of Carolina Oak Homes, LLC (“Carolina Oak”), which engaged in homebuilding in South Carolina prior to the suspension of those activities during the fourth quarter of 2008, and other investment activities through Cypress Creek Capital Holdings, LLC (“Cypress Creek Capital”) and Snapper Creek Equity Management, LLC (“Snapper Creek”). An equity investment in Bluegreen Corporation (“Bluegreen”) and an investment in Office Depot, Inc. (“Office Depot”) are also included in the Woodbridge Other Operations segment.

In October 2007, Woodbridge acquired from Levitt and Sons all of the outstanding membership interests in Carolina Oak for the following consideration: (i) the assumption of the outstanding principal balance of a loan in the amount of $34.1 million which is collateralized by a 150 acre parcel of land owned by Carolina Oak located in Tradition Hilton Head, (ii) the execution of a promissory note in the amount of $400,000 to serve as a deposit under a purchase agreement between Carolina Oak and Core Communities of South Carolina, LLC and (iii) the assumption of specified payables in the amount of approximately $5.3 million. The principal asset of Carolina Oak is a 150 acre parcel of land located in Tradition Hilton Head.

Prior to November 9, 2007, Woodbridge also conducted homebuilding operations through Levitt and Sons, LLC (“Levitt and Sons”), which comprised Woodbridge’s Homebuilding Division. The Homebuilding Division consisted of two reportable operating segments, the Primary Homebuilding segment and the Tennessee Homebuilding segment. Acquired in December 1999, Levitt and Sons was a developer of single family homes and townhome communities for active adults and families in Florida, Georgia, Tennessee and South Carolina. On November 9, 2007 (the “Petition Date”), Levitt and Sons and substantially all of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Florida ( the” Bankruptcy Court”). In connection with the filing of the Chapter 11 Cases, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations of Levitt and Sons from Woodbridge’s financial results of operations. Since Levitt and Sons’ results are no longer consolidated and Woodbridge believes that it is not probable that it will be obligated to fund future operating losses at Levitt and Sons, any adjustments reflected in Levitt and Sons’ financial statements subsequent to November 9, 2007 are not expected to affect the results of operations of Woodbridge.

Liquidity

Except as otherwise noted, the debts and obligations of BankAtlantic Bancorp and Woodbridge are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent its pro rata share in a dividend or distribution. During the years ended December 31, 2008,

2007 and 2006, BFC has incurred operating cash flow deficits which have been financed with available working capital. BFC expects to meet its short-term liquidity requirements generally through existing cash balances and cash dividends from Benihana. The Company anticipates that it will meet its long-term liquidity needs through long-term secured and unsecured indebtedness, future issuances of equity and/or debt securities, and, if necessary, the sale of assets. However, current economic and financial market conditions and the Company’s recent delisting from the NYSE could make it more difficult for BFC to obtain financing or raise capital.

BankAtlantic’s liquidity depends on its ability to maintain or increase deposit levels and availability under its lines of credit, federal funds, Treasury and Federal Reserve programs. Additionally, interest rate changes or disruptions in the capital markets may make terms of the borrowings and deposits less favorable. As a result, there is a risk that BankAtlantic’s cost of fundings will increase. As of December 31, 2008, BankAtlantic had available unused borrowings of approximately $1.0 billion in connection with its FHLB line of credit, federal funds lines, and Treasury and Federal Reserve programs. However, such available borrowings are subject to periodic reviews and may be terminated or limited at any time.

As of December 31, 2008, BankAtlantic was considered a “well capitalized” institution with actual capital amounts and ratios exceeding all “well capitalized” amounts and ratios. However, the OTS, at its discretion can at any time require an institution to maintain capital amounts and ratios above the established “well capitalized” requirements based on its view of the risk profile of the specific institution. If higher capital requirements are imposed, BankAtlantic could be required to raise additional capital. There is no assurance that BankAtlantic will continue to be deemed “well capitalized”, that additional capital will not be necessary, or that BankAtlantic would be successful in raising additional capital in subsequent periods. An inability to raise capital or to maintain “well capitalized” status could have a material adverse impact on BankAtlantic Bancorp’s and BFC’s financial condition and results.

Summary of Significant Accounting Policies

The accounting policies applied by the Company conform to accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and operations for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, evaluation of goodwill, intangible and long-lived assets for impairment, valuation of securities, evaluation of securities for impairment and other-than-temporary declines in value, the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans, revenue recognition on percent complete projects, determination of the valuation of real estate assets and impairment, estimated costs to complete construction, the valuation of the fair value of assets and liabilities in the application of the purchase method of accounting, the current tax liability in accordance with FIN 48, the amount of the deferred tax asset valuation allowance, accounting for uncertain tax positions, contingencies and litigation, and accounting for share-based compensation.

Consolidation Policy — The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, all of the accounts in which the Company has a controlling voting interest, including BankAtlantic Bancorp and Woodbridge, and Variable Interest Entities (“VIEs”) required to be consolidated in accordance with Financial Accounting Standards Board (“FASB”) revised Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN No. 46”), or has controlling interest in accordance with the provisions of Statement of Position 78-9 “Accounting for Investments in Real Estate Ventures” (“SOP 78-9”) and Emerging Issues Task Force No. 04-5 “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF No. 04-5”). Levitt and Sons is no longer a consolidated entity as described below. No gains and losses are recorded on the issuance of the Company’s subsidiaries’ common stock. All significant inter-company accounts and transactions have been eliminated among consolidated entities.

In connection with the filing of the Chapter 11 Cases, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations of Levitt and Sons from its financial results of operations, and, as described above, Woodbridge accounts for any remaining investment in Levitt and Sons as a cost method investment.

In 2008, Woodbridge, through its wholly-owned subsidiary, Woodbridge Equity Fund II LP, made a $3 million investment in Pizza Fusion. Pizza Fusion was determined to be a VIE under the provisions of FIN No. 46(R) and Woodbridge Equity Fund II, LP was determined to be the primary beneficiary, therefore, Woodbridge consolidated Pizza Fusion into its consolidated financial statements as of September 18, 2008.

In the ordinary course of its business, Woodbridge has entered into contracts to purchase land held for development, including option contracts. Option contracts allow Woodbridge to control significant positions with minimal capital investment and substantially reduce the risks associated with land ownership and development. The liability for nonperformance under such contracts is typically only the required non-refundable deposits, but Woodbridge does not have legal title to these assets. However, if certain conditions are met, under the requirements of FIN No. 46(R), Woodbridge’s non-refundable deposits in these land contracts may create a variable interest, with Woodbridge being identified as the primary beneficiary. If these conditions are met, FIN No. 46(R) requires Woodbridge to consolidate VIEs holding the asset to be acquired at its fair value. At December 31, 2008 and 2007, there were no non-refundable deposits under contracts, and in place to acquire land.

Reclassifications — Certain amounts for prior years have been reclassified to conform to classifications used in 2008.

In June 2007, Core Communities began soliciting bids from several potential buyers to purchase assets associated with two of Core’s commercial leasing projects (the “Projects”). As the criteria for assets held for sale had been met in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the assets were reclassified to assets held for sale and the liabilities related to those assets were reclassified to liabilities related to assets held for sale in prior periods. The results of operations for these assets were reclassified as discontinued operations in the third quarter of 2007 and Woodbridge ceased recording depreciation expense on these Projects. During the fourth quarter of 2008, Woodbridge determined that given the difficulty in predicting the timing or probability of a sale of the assets associated with the Projects as a result of, among other things, the economic downturn and disruptions in credit markets, the requirements of SFAS No. 144 necessary to classify these assets as held for sale and to be included in discontinued operations were no longer met and Woodbridge could not assert the Projects can be sold within a year. Therefore, the results of operations for these Projects were reclassified for the three years ending December 31, 2008 back into continuing operations in the consolidated statements of operations. In accordance with SFAS No. 144, Woodbridge recorded a depreciation recapture of $3.2 million at December 31, 2008 to account for the depreciation not recorded while the assets were classified as discontinued operations. Woodbridge compared the net carrying amount of the asset, after taking into account the adjustment for depreciation recapture, to the fair value at the date of the subsequent decision not to sell and determined that the adjusted net carrying value was less than the fair value on the date of the reclassification. Total assets and liabilities related to the Projects were $92.8 million and $76.1 million, respectively, for the year ended December 31, 2008 and $96.3 million and $80.1 million, respectively, for the year ended December 31, 2007. In addition, total revenues related to the Projects for the years ended December 31, 2008, 2007 and 2006 were $8.7 million, $4.7 million and $1.8 million, respectively, while income (loss), net of noncontrolling interest, related to the Projects for the same period in 2008, 2007 and 2006 was $761,000, $201,000 and $(1,000), respectively.

Loss in excess of investment in Levitt and Sons — Under Accounting Research Bulletin (“ARB”) No. 51 “Consolidated Financial Statements” (“ARB No. 51”), consolidation of a majority-owned subsidiary is precluded where control does not rest with the majority owners. Under these rules, legal reorganization or bankruptcy represents conditions which can preclude consolidation or equity method accounting as control rests with the bankruptcy court, rather than the majority owner. As described elsewhere herein, Levitt and Sons, our wholly-owned subsidiary, declared bankruptcy on November 9, 2007. Therefore, in accordance with

ARB No. 51, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations of Levitt and Sons from Woodbridge’s financial results of operations, and Woodbridge now follows the cost method of accounting to record its interest in Levitt and Sons. Under cost method accounting, income will only be recognized to the extent of cash received in the future or when Levitt and Sons is legally released from its bankruptcy obligations through the approval of the Bankruptcy Court, at which time, any recorded loss in excess of the investment in Levitt and Sons can be recognized into income. (See Notes 30 and 37 for further information regarding Levitt and Sons and the Chapter 11 Cases).

Cash and Cash Equivalents — Cash equivalents consist of cash, demand deposits at financial institutions (other than BankAtlantic), federal funds sold, securities purchased under resell agreements, money market funds and other short-term investments with original maturities of 90 days or less. Federal funds sold are generally sold for one-day periods, and securities purchased under resell agreements are settled in less than 30 days. Cash and cash equivalents are held at various financial institutions and exceed federally insured amounts, however the Company has not experienced any losses on such accounts and management does not believe these concentrations to be a credit risk to the Company.

Restricted Cash — Cash and interest bearing deposits are segregated into restricted accounts for specific uses in accordance with the terms of certain land sale contracts, home sales and other sales agreements. Restricted funds may be utilized in accordance with the terms of the applicable governing documents. The majority of restricted funds are controlled by third-party escrow fiduciaries and include the amounts reserved under the Levitt and Sons Settlement Agreement.

Investment Securities at Cost or Amortized Costs — SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires the Company to designate its securities as held to maturity, available for sale, or trading, depending on the Company’s intent with regard to its investments at the time of purchase. Debt securities that management has both the intent and ability to hold to maturity are classified as securities held-to-maturity and are stated at cost, net of unamortized premiums and unaccreted discounts. Certificate of deposits investments with original maturities of greater than three months and remaining maturities of less than one year are included in Investment Securities in the Company’s consolidated statements of financial condition.

Debt securities not held to maturity and marketable equity securities not accounted for under the equity method of accounting are classified as available for sale and are recorded at fair value. Unrealized gains and losses, after applicable taxes, resulting from changes in fair value are recorded as a component of other comprehensive income (loss). Declines in the fair value of specific held to maturity and available for sale securities that are considered other-than-temporary result in write-downs that are recorded to securities activities, net in the Company’s consolidated statements of operations. The review for other-than-temporary declines takes into account the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery.

Securities acquired for short-term appreciation or other trading purposes are classified as trading securities and are recorded at fair value. Realized and unrealized gains and losses resulting from such fair value adjustments and from recording the results of sales are recorded in securities activities, net.

Equity securities that do not have readily determinable fair values are carried at historical cost. These securities are evaluated for other-than-temporary declines in value, and, if impaired, the historical cost of the securities is reduced to its estimated fair value and the impairment is recognized.

Interest on securities, including the amortization of premiums and the accretion of discounts, is reported in interest income using the interest method over the lives of the securities, adjusted for actual prepayments. Gains and losses on the sale of securities are recorded on the trade date and recognized using the specific identification method and reported in securities activities, net.

Financial instruments and derivatives — All derivatives are recognized on the consolidated statement of financial condition at their fair value with realized and unrealized gains and losses resulting from fair value adjustments recorded in securities activities, net in the consolidated statement of operations. If the Company elects hedge accounting, the hedging instrument must be highly effective in achieving offsetting changes in the hedge instrument and hedged item attributable to the risk being hedged. Any ineffectiveness which arises during the hedging relationship is recognized in earnings in the Company’s consolidated statements of operations. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. Financial instruments represent warrants to acquire Stifel Common Stock and are accounted for as derivatives. There were no derivatives outstanding as of December 31, 2008.

Tax Certificates — Tax certificates represent a priority lien against real property for which assessed real estate taxes are delinquent. Tax certificates are carried at cost less allowance for tax certificates losses.

Allowance for Tax Certificate Losses — The allowance represents management’s estimate of incurred losses in the portfolio that are probable and subject to reasonable estimation. In establishing its allowance for tax certificate losses, management considers past loss experience, present indicators, such as the length of time the certificate has been outstanding, economic conditions and collateral values. Tax certificates and resulting deeds are classified as non-accrual when a tax certificate is 24 to 60 months delinquent, depending on the municipality, from the acquisition date. At that time, interest ceases to be accrued. The provision to record the allowance is included in other expenses.

Loans — Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding principal balances net of any unearned income, unamortized deferred fees or costs, premiums or discounts and an allowance for loan losses. Loan origination fees and direct loan origination costs are deferred and recognized in interest income over the estimated life of the loans using the interest method, adjusted for actual prepayments.

Loans Held for Sale — Loans held for sale are reported at the lower of aggregate cost or estimated fair value based on current market prices for similar loans. Loan origination fees and related direct loan origination costs on originated loans held for sale and premiums and discounts on purchased loans held for sale are deferred until the related loan is sold and included in gains and losses upon sale.

Transfer of Loan Participations — BankAtlantic transfers participation rights in certain commercial real estate loans with servicing retained. These participation rights transfers are accounted for as loan sales when the transferred asset has been isolated from BankAtlantic and beyond the reach of BankAtlantic’s creditors, the transferee’s right to pledge or exchange the loan is not constrained and BankAtlantic does not have control over the loan. If the above criteria are not met, BankAtlantic accounts for the loan participation rights transfers as a secured borrowing.

Impaired Loans — Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement.

Allowance for Loan Losses — The allowance for loan losses reflects management’s estimate of probable incurred credit losses in the loan portfolios. The allowance is the amount considered adequate to absorb losses inherent in the loan portfolio based on management’s evaluation of credit risk as of period end. Loans are charged off against the allowance when management believes the loan is not collectible. Recoveries are credited to the allowance.

The allowance consists of two components. The first component of the allowance is for “non-homogenous” loans that are individually evaluated for impairment. The process for identifying loans to be evaluated individually for impairment is based on management’s identification of classified loans. Once an individual loan is found to be impaired, an evaluation is performed to determine if a specific reserve needs to be assigned to the loan based on one of the following three methods: (1) present value of expected future cash flows, (2) fair value of collateral less costs to sell if the loan is collateral dependent, or (3) observable market price.

The second component of the allowance is for “homogenous loans” in which groups of loans with common characteristics are evaluated to estimate the inherent losses in the portfolio. Management of BankAtlantic segregates homogenous loans into groups with certain common characteristics so as to form a basis for estimating losses as it relates to the group. The allowance for homogenous loans has a quantitative amount and a qualitative amount. The methodology for the quantitative component is based on charge-off history by loan type adjusted by an expected recovery rate. A reasonable time frame is selected for charge-off history in order to track a loan’s performance from the event of loss through the recovery period. The methodology for the qualitative component is determined by considering the following factors: (1) delinquency and charge-off levels and trends; (2) problem loans and non-accrual levels and trends; (3) lending policy and underwriting procedures; (4) lending management and staff; (5) nature and volume of portfolio; (6) economic and business conditions; (7) concentration of credit; (8) quality of loan review system; and (9) external factors. Based on an analysis of the above factors, a qualitative amount is assigned to each loan product.

Non-performing Loans — A loan is generally placed on non-accrual status at the earlier of (i) the loan becoming past due 90 days as to either principal or interest or (ii) when the borrower has entered bankruptcy proceedings and the loan is delinquent. Exceptions to placing 90-day past due loans on non-accrual may be made if there exists well secured collateral and the loan is in the process of collection. Loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. A loan may be placed on non-accrual status due to material deterioration of conditions surrounding the repayment sources, which could include insufficient borrower capacity to service the debt, delayed property sales or development schedules, declining loan-to-value of the loan’s collateral or other factors causing the full payment of the loan’s principal and interest to be in doubt. Accordingly, the Company may place a loan on non-accrual status even where payments of principal or interest are not currently in default. When a loan is placed on non-accrual status, interest accrued but not received is reversed against interest income. A non-accrual loan may be restored to accrual status when delinquent loan payments are collected and the loan is expected to perform in the future according to its contractual terms. Interest income on performing impaired loans is recognized on an accrual basis and the cost-recovery method is used for cash receipts on non-accrual loans without specific reserves. Interest income on non-accrual loans with specific reserves is recognized on a cash basis.

Consumer non-mortgage loans that are 120 days past due are charged off. Real estate secured consumer and residential loans that are 120 days past due are charged down to the collateral’s fair value less estimated selling costs.

Real Estate Owned (“REO”) — REO is recorded at the lower of cost or estimated fair value, less estimated selling costs when acquired. Write-downs required at the time of acquisition are charged to the allowance for loan losses or allowance for tax certificates. Expenditures for capital improvements are generally capitalized. Real estate acquired in settlement of loans or tax certificates is anticipated to be sold and valuation allowance adjustments are made to reflect any subsequent declines in fair values. The costs of holding REO are charged to operations as incurred. Provisions and reversals in the REO valuation allowance are reflected in operations.

Impairment of Long Lived Assets — Long-lived assets consist of real estate inventory, property and equipment and other amortizable intangible assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in an amount by which the carrying amount of the asset exceeds the fair value of the asset.

For projects representing land investments where homebuilding activity had not yet begun, valuation models are used as the best evidence of fair value and as the basis for the measurement. If the calculated project fair value is lower than the carrying value of the real estate inventory, an impairment charge is recognized to reduce the carrying value of the project to fair value.

The assumptions developed and used by management to evaluate impairment are subjective and involve significant estimates, and are subject to increased volatility due to the uncertainty of the current market environment. As a result, actual results could differ materially from management’s assumptions and estimates and may result in material inventory impairment charges in the future.

Long-lived assets to be abandoned are considered held and used until disposed. The carrying value of a long-lived asset to be abandoned is depreciated over its shortened depreciable life when the Company commits to a plan to abandon the asset before the end of its previously estimated useful life. An impairment loss is recognized at the date a long-lived asset is exchanged for a similar productive asset if the carrying amount of the asset exceeds its fair value. Long-lived assets classified as held for sale are reported at the lower of its carrying amount or fair value less estimated selling costs and depreciation (amortization) ceases.

Equity Method — The Company follows the equity method of accounting to record its interests in entities in which it does not own the majority of the voting stock and to record its investment in VIEs in which it is not the primary beneficiary. These entities consist of Bluegreen Corporation, joint ventures and statutory business trusts. The statutory business trusts are VIEs in which the Company is not the primary beneficiary. Under the equity method, the initial investment in a joint venture is recorded at cost and is subsequently adjusted to recognize the Company’s share of the joint venture’s earnings or losses. Distributions received and other-than temporary impairments reduce the carrying amount of the investment.

The Company reviews its equity and cost method investments quarterly for indicators of other-than-temporary impairment in accordance with accordance with FSP FAS 115-1/FAS 124-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1/FAS 124-1”), and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 59 (“SAB No. 59”). This determination requires significant judgment in which the Company evaluates, among other factors, the fair market value of the investments, general market conditions, the duration and extent to which the fair value of the investment is less than cost, and the Company’s intent and ability to hold the investment until it recovers. The Company also considers specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, rating agency actions, changes in operational and financing cash flow factors. If a decline in the fair value of the investment is determined to be other-than-temporary, an impairment charge is recorded to reduce the investment to its fair value and a new cost basis in the investment is established.

Capitalized Interest — Interest incurred relating to land under development and construction is capitalized to real estate inventory or property and equipment during the active development period. For inventory, interest is capitalized at the effective rates paid on borrowings during the pre-construction and planning stages and the periods that projects are under development. Capitalization of interest is discontinued if development ceases at a project. Capitalized interest is expensed as a component of cost of sales as related homes, land and units are sold. For property and equipment under construction, interest associated with these assets is capitalized as incurred to property and equipment and is expensed through depreciation once the asset is put into use.

Properties and Equipment — Properties and equipment consists primarily of office properties, leasehold improvements, furniture and fixtures, equipment and computer software and water treatment and irrigation facilities, and are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation is primarily computed on the straight-line method over the estimated useful lives of the assets, which generally range up to 50 years for water and irrigation facilities, 40 years for buildings and 3 to 10 years for equipment. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the terms of the related leases or the useful lives of the assets. Interest expense associated with the construction of certain fixed assets is capitalized as incurred and relieved to expense through depreciation once the asset is put into use. Direct costs associated with development of internal-use software are capitalized and amortized over 3 to 5 years. In cases where the Company determines that land and the related development costs are to be used as fixed assets, these costs are transferred from inventory of real estate to property and equipment. For fixed assets that are under construction, interest associated with these assets is capitalized as incurred and will be relieved to expense through depreciation once the asset is put into use.

Expenditures for new properties, leasehold improvements and equipment and major renewals and betterments are capitalized. Expenditures for maintenance and repairs are expensed as incurred, and gains or losses on disposal of assets are reflected in current operations.

Goodwill and Other Intangible Assets — Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead tested for impairment at least annually or at interim periods if events occur subsequent to the annual test date that would result in a decline in the fair value of the reporting units.

Goodwill testing is a two-step process. The first step of the goodwill impairment test is used to identify potential impairment. This step compares the fair value of the reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not impaired and the second step of the impairment test is not necessary. If the fair value of the reporting unit is less than the carrying value, then the second step of the test is used to measure the amount of goodwill impairment, if any, in the reporting unit. This step compares the current implied goodwill in the reporting unit to its carrying amount. If the carrying amount of the goodwill exceeds the implied goodwill, impairment is recorded for the excess. The implied goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined.

Other intangible assets consist of core deposit intangible assets which were initially recorded at fair value and then amortized on an accelerated basis over a useful life of seven to ten years. In 2008, core deposit intangible increased approximately $14.5 million as a result of BFC’s acquisition of additional shares in assets of BankAtlantic Bancorp which was accounted as a step acquisition under the purchase method. See Note 2 for further information. The accumulated amortization on core deposit intangible assets was $11.7 million and $9.7 million at December 31, 2008 and 2007, respectively.

Other intangible assets also include Woodbridge’s intangible assets related to its investment in Pizza Fusion. Intangible assets consisted of franchise contracts which were valued using a discounted cash flows methodology and are amortized over the average life of the franchise contracts. The estimates of useful lives and expected cash flows require Woodbridge to make significant judgments regarding future periods that are subject to outside factors. In accordance with SFAS No. 144, Woodbridge evaluates when events and circumstances indicate that assets may be impaired and when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The carrying value of these assets is dependent upon estimates of future earnings that Woodbridge expects to generate. If cash flows decrease significantly, intangible assets may be impaired and would be written down to their fair value.

Revenue Recognition-Real Estate Development — Revenue and all related costs and expenses from house and land sales are recognized at the time that closing has occurred, when title and possession of the property and the risks and rewards of ownership transfer to the buyer, and when there is no substantial continuing involvement in accordance with SFAS No. 66, “Accounting for Sales of Real Estate” (“SFAS No. 66”). In order to properly match revenues with expenses, Woodbridge estimates construction and land development costs incurred and to be incurred, but not paid at the time of closing. Estimated costs to complete are determined for each closed home and land sale based upon historical data with respect to similar product types and geographical areas and allocated to closings along with actual costs incurred based on a relative sales value approach. To the extent the estimated costs to complete have significantly changed, Woodbridge will adjust cost of sales in the current period for the impact on cost of sales of previously sold homes and land to ensure a consistent margin of sales is maintained.

Revenue is recognized for certain land sales on the percentage-of-completion method when the land sale takes place prior to all contracted work being completed. Pursuant to the requirements of SFAS No. 66, if the seller has some continuing involvement with the property and does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the seller’s continuing involvement. In the case of land sales, this involvement typically consists of final development activities. Woodbridge recognizes revenue and related costs as work progresses using the percentage of completion method, which relies on estimates of total expected costs to complete required work. Revenue is recognized in proportion to the percentage of total costs incurred in relation to estimated total costs at the time of sale. Actual revenues and costs to complete construction in the future could differ from current estimates. If the estimates of development costs remaining to be completed and relative sales values are significantly different from actual amounts, then the revenues, related cumulative profits and costs of sales may be revised in the period that estimates change.

Other revenues consist primarily of rental property income, marketing revenues, irrigation service fees, and title and mortgage revenue. Irrigation service connection fees are deferred and recognized systematically over the life of the irrigation plant. Irrigation usage fees are recognized when billed as the service is performed. Rental property income consists of rent revenue from long-term leases of commercial property. The Company reviews all new leases in accordance with SFAS No. 13 “Accounting for Leases”. If the lease contains fixed escalations for rent, free-rent periods or upfront incentives, rental revenue is recognized on a straight-line basis over the life of the lease.

Effective January 1, 2006, Bluegreen adopted AICPA Statement of Position 04-02, “Accounting for Real Estate Time-Sharing Transactions” (“SOP 04-02”). This Statement amends FASB Statement No. 67 “Accounting for Costs and Initial Rental Operations of Real Estate Projects” (“SFAS No. 67”) to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-02. Bluegreen’s adoption of SOP 04-02 resulted in a one-time, non-cash, cumulative effect of change in accounting principle charge of $4.5 million to Bluegreen for the year ended December 31, 2006, and accordingly reduced the earnings in Bluegreen recorded by Woodbridge by approximately $1.4 million for the same period.

Purchase Accounting-Step Acquisition — In accordance with SFAS No. 141 “Business Combinations” (“SFAS No. 141”), the acquisition of additional shares by the Company in BankAtlantic Bancorp and Woodbridge, are being accounted for as a step acquisition under the purchase method of accounting. A step acquisition is the acquisition of two or more blocks of an entity’s shares at different dates. In a step acquisition, the acquiring entity identifies the cost of the investment, the fair value of the portion of the underlying net assets acquired, and the goodwill if any for each step acquisition. The discounts and premiums arising as a result of such revaluations are generally being accreted or amortized, net of tax. The excess of the fair value over the purchase price (negative goodwill) was allocated as a pro rata reduction of the amounts that would otherwise have been assigned ratably to all of the non-current and non-financial acquired assets, except assets to be disposed of by sale, deferred tax assets and any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognized as an extraordinary gain (see Note 2).

Accounting for Costs Associated with Exit or Disposal Activities —  Cost to terminate a lease contract before the end of its term are recognized and measured when the Company gives notice to the counterparty in accordance with the contract’s contractual terms or has negotiated a termination of the contract with the counterparty. Contracts that have not been terminated and have no economic benefit to the Company are measured at fair value.

Advertising — Advertising expenditures are expensed as incurred.

Income Taxes — BFC and its wholly-owned subsidiaries file a consolidated U.S. federal income tax return. Subsidiaries, in which the Company owns less than 80% of the outstanding common stock, including BankAtlantic Bancorp and Woodbridge, are not included in the Company’s consolidated U.S. federal income tax return. The Company and its subsidiaries file separate state income tax returns for each jurisdiction.

The provision for income taxes is based on income before taxes reported for financial statement purposes after adjustment for transactions that do not have tax consequences. Deferred tax assets and liabilities are realized according to the estimated future tax consequences attributable to differences between the carrying value of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates as of the date of the statement of financial condition. The effect of a change in tax rates on deferred tax assets and liabilities is reflected in the period that includes the statutory enactment date. A deferred tax asset valuation allowance is recorded when it has been determined that it is more likely than not that deferred tax assets will not be realized. If a valuation allowance is needed a subsequent change in circumstances in future periods that causes a change in judgment about the realization of the related deferred tax amount could result in the reversal of the deferred tax valuation allowance.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an interpretation of FASB No 109” (“FIN 48”). An uncertain tax position is defined by FIN 48 as a position taken or expected to be taken in a tax return that is not based on clear and unambiguous tax law and which is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company measures the tax benefits recognized based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes.

Noncontrolling Interest — Noncontrolling interest reflects third parties’ ownership interests in entities that are consolidated and less than 100% owned.

Accounting for Contingencies — Reserves for contingencies are recorded when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

Brokered Deposits — Brokered deposits are accounted for at historical cost and discounts or premiums, if any, are amortized or accreted using the effective interest method over the term of the deposit.

Loss Per Share — Basic (loss) earnings per share excludes dilution and is computed by dividing net income (loss) allocable to common stock (after deducting preferred stock dividends) by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options to acquire common shares of the Company were exercised. Common stock options, if dilutive, are considered in the weighted average number of dilutive common shares outstanding. The options or restricted stock are included in the weighted average number of dilutive common shares outstanding based on the treasury stock method, if dilutive. Diluted (loss) earnings per share is computed in the same manner as basic (loss) earnings per share, but it also takes into consideration the potential dilution from securities issued by subsidiaries that enable their holders to obtain the subsidiary’s common stock. The resulting net (loss) income amount is divided by the weighted average number of dilutive common shares outstanding, when dilutive.

Stock-Based Compensation Plans — Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), using the modified prospective transition method. Under this transition method, share-based compensation expense for each of the three year period ended December 31, 2008, includes compensation expense for all share-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). Share-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of five years, except for options granted to directors which vest immediately. SFAS No. 123R requires public entities to initially measure compensation cost associated with awards of liability instruments based on their current fair value. The fair value of that award is to be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

New Accounting Pronouncements:

In December 2007, FASB Statement No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”) was issued. This statement significantly changed the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) changed the accounting treatment for certain specific items, including the following: acquisition costs are generally expensed as incurred; noncontrolling interests (formerly known as “minority interests”) is valued at fair value at the acquisition date; acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. Also included in SFAS No. 141(R) are a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption was prohibited. Effective January 1, 2009, the Company adopted SFAS No. 141(R) and its guidance will be applied prospectively to business combinations. SFAS No. 141 (R) could have a material effect on the Company’s consolidated financial statements to the extent the Company consummates business combinations due to the requirement that all transaction costs are expensed as incurred.

In December 2007, FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 established new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. SFAS No. 160 also established accounting and reporting standards for the amount of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company adopted SFAS No. 160 on January 1, 2009, and accordingly the Company has retrospectively changed the presentation of noncontrolling interest in the consolidated financial statements for all periods presented.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting by requiring transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No 133; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for the first quarter of 2009. SFAS No. 161 expands derivative disclosure on the annual and interim reporting period. The Company believes that the adoption of SFAS No. 161 will not have a material impact on the Company’s financial statements.

In April 2008, the FASB issued Staff Position (“FSP”) FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS No. 142-3”). FSP FAS No. 142-3 amends paragraph 11(d) of FASB Statement No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) which sets forth the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP FAS No. 142-3 intends to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R. FSP FAS No. 142-3 is effective for the Company’s fiscal year beginning January 1, 2009 and must be applied prospectively to intangible assets acquired after the effective date. The Company believes that the adoption of FSP FAS No. 142-3 will not have a material impact on the Company’s financial statements.

In June, 2008, the FASB issued FSP Emerging Issue Task Force (“EITF”) No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities,” (“FSP

EITF 03-6-1”). The Staff Position provides that unvested share-based payment awards that contain no forfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented must be adjusted retrospectively. Early application is not permitted. The adoption of EITF 03-06-1 will not have an impact on the Company’s financial statements.

In September 2008, the FASB ratified EITF Issue No. 08-5, “Issuer’s Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement” (“EITF 08-5”). EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement (such as a guarantee) should not include the effect of the credit enhancement in the fair value measurement of the liability. EITF 08-5 is effective for the first reporting period beginning after December 15, 2008. The Company is evaluating the impact that the adoption of EITF 08-5 will have on the Company’s consolidated financial statements.

In September 2008, FASB issued FSP FAS No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”, in order to enhance the disclosure requirements for derivative instruments and certain guarantees to reflect the potential adverse effects of changes in credit risk on financial statements of sellers of credit derivatives and certain guarantees. The FSP requires the seller of credit derivatives to disclose: the nature of the credit derivative, the maximum potential amount of future payments, the fair value of the derivative and the nature of any recourse provisions that would enable recovery from third parties. The FSP amends FIN 45 to require disclosure of the current status of the payment/performance risk of the guarantee. FSP No. 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008. The Company does not believe that this FSP will have a material effect on the Company’s financial statements.

In October 2008, FASB issued FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS No. 157-3”), in response to the deterioration of the credit markets. This FSP provides guidance clarifying how SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”), should be applied when valuing securities in markets that are not active. The guidance provides an illustrative example that applies the objectives and framework of SFAS No. 157, utilizing management’s internal cash flow and discount rate assumptions when relevant observable data do not exist. It further clarifies how observable market information and market quotes should be considered when measuring fair value in an inactive market. It reaffirms the notion of fair value as an exit price as of the measurement date and that fair value analysis is a transactional process and should not be broadly applied to a group of assets. FSP FAS No. 157-3 is effective upon issuance including prior periods for which financial statements have not been issued. The implementation of FSP FAS No. 157-3 had no material effect on the methodologies used to fair value the Company’s assets under the original SFAS No. 157.

In November 2008, the FASB issued EITF 08-6, “Equity Method Accounting Considerations” (“EITF 08-6”). EITF 08-6 clarifies the application of equity method accounting under Accounting Principles Board 18, “The Equity Method of Accounting for Investments in Common Stock”. Specifically, it requires companies to initially record equity method investments based on the cost accumulation model, precludes separate other-than-temporary impairment tests on an equity method investee’s indefinite-lived assets from the investee’s test, requires companies to account for an investee’s issuance of shares as if the equity method investor had sold a proportionate share of its investment, and requires that an equity method investor continues to apply the guidance in paragraph 19(l) of APB 18 upon a change in the investor’s accounting from the equity method to the cost method. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact of EITF 08-6.

In December 2008, the FASB issued FSP FAS No. 132(R)-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets”, which amends FASB Statement No. 132(R) to require more detailed disclosures about employers’ pension plan assets. FAS No. 132(R)-1 requires detailed disclosures about employers’

investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. FAS No. 132(R)-1 is effective for fiscal years ending after December 15, 2009.

In December 2008, the FASB issued FSP FAS No, 140-4 and FIN 46R-8 “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” which requires enhanced disclosure related to variable interest entities in accordance with SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”. These disclosures include significant judgments and assumptions, restrictions on asset, risk and the affects on financial position, financial performance and cash flows. The enhanced disclosures are effective for the first reporting period that ends after December 15, 2008. The implementation of this standard will not have a material impact on the Company’s consolidated financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, Amendment to impairment guidance of EITF 99-20. This EITF applies to beneficial interests in securitized financial assets. The amendment requires impairment on beneficial interests to be measured only if it is probable that there has been an adverse change in estimated cash flows. EITF 99-20 required impairment to be measured when there was an adverse change in cash flows as viewed by a market participant. The FSP is effective for annual periods ending after December 15, 2008.

2.	Business Combination and Step Acquisitions

Pizza Fusion

Pizza Fusion is a restaurant franchise operating in a niche market within the quick service and organic food industries. Founded in 2006, Pizza Fusion was operating 16 locations in Florida and California through December 31, 2008 and has entered into franchise agreements to open an additional 14 stores during 2009.

On September 18, 2008, Woodbridge, through its wholly-owned subsidiary, Woodbridge Equity Fund II LP, purchased for an aggregate of $3 million, 2,608,696 shares of Series B Convertible Preferred Stock of Pizza Fusion, together with warrants to purchase up to 1,500,000 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. Woodbridge also has options, exercisable on or prior to September 18, 2009, to purchase up to 521,740 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at a price of $1.15 per share and, upon exercise of such options, will receive warrants to purchase up to 300,000 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. The warrants have a term of 10 years, subject to earlier expiration in certain circumstances.

Woodbridge evaluated its investment in Pizza Fusion under FIN No. 46(R) and determined that Pizza Fusion is a VIE. Furthermore, Woodbridge has concluded that it is the primary beneficiary and as such, has applied purchase accounting and has consolidated the assets and liabilities of Pizza Fusion in accordance with SFAS No. 141.

Acquisition of Shares in BankAtlantic Bancorp and Woodbridge

The acquisition of additional shares of BankAtlantic Bancorp in August 2008 and December 2008, as well as the acquisition of additional shares of Woodbridge in October 2007 were accounted for as step acquisitions under the purchase method of accounting. A step acquisition is the acquisition of two or more blocks of an entity’s shares at different dates. In a step acquisition, the acquiring entity identifies the cost of the investment, the fair value of the portion of the underlying net assets acquired, and the goodwill if any for each step acquisition. Accordingly, the net assets of BankAtlantic Bancorp and Woodbridge have been recognized at estimated fair value to the extent of BFC’s increase in its ownership percentage at its respective acquisition dates.

As required by SFAS No. 141, the Company determined the fair value of the portion of the net assets acquired as of the date of the acquisitions. In making that determination, the Company used information that it believes was representative of the fair value at that time. However, this is not necessarily indicative of future values which can be influenced by a variety of factors, such as prevailing market conditions, costs associated with maintaining the value of the assets and any other expenses that may be incurred in order to actually realize that value.

Shares of BankAtlantic Bancorp Class A Common Stock

From August 18, 2008 through August 28, 2008, BFC purchased an aggregate of 400,000 shares of BankAtlantic Bancorp’s Class A common stock on the open market for an aggregate purchase price of $2.8 million. BFC’s acquisition of the 400,000 shares of BankAtlantic Bancorp’s Class A common stock increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 3.6%. The excess of the fair value over the purchase price (negative goodwill) of $16.7 million was allocated as a pro rata reduction of the amounts that would otherwise have been assigned ratably to all of the non-current and non-financial acquired assets, except assets to be disposed of by sale and deferred tax assets, until the basis of such acquired assets was zero. The remaining unallocated negative goodwill of approximately $9.1 million was recognized as an extraordinary gain for the year ended December 31, 2008.

From December 2, 2008 through December 11, 2008, BFC purchased an aggregate of 323,848 shares of BankAtlantic Bancorp’s Class A common stock in or on the open market for an aggregate purchase price of $1.1 million. BFC’s acquisition of the 323,848 shares of BankAtlantic Bancorp’s Class A common stock increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 2.9%. The excess of the fair value over the purchase price (negative goodwill) of $2.9 million was allocated ratably to all of the non-current and non-financial acquired assets, except assets to be disposed of by sale and deferred tax assets.

Shares of Woodbridge Class A Common Stock

Effective August 29, 2007, Woodbridge distributed to each holder of record of Woodbridge’s Class A common stock and Class B common stock on August 27, 2007, 5.0414 subscription rights for each share of such stock owned on that date (the “Rights Offering”). Each whole subscription right entitled the holder thereof to purchase one share of Woodbridge’s Class A common stock at a purchase price of $2.00 per share ($10 per share after adjusting for the reverse stock split). The Rights Offering was completed on October 1, 2007. Woodbridge received $152.8 million in the Rights Offering and issued an aggregate of 76,424,066 shares (15,284,814 shares after adjusting for the reverse stock split) of its Class A common stock on October 1, 2007 in connection with the exercise of rights by its shareholders. BFC purchased an aggregate of 3,320,543 shares of Woodbridge’s Class A common stock in the Rights Offering for an aggregate purchase price of $33.2 million.

BFC’s acquisition of the 3,320,543 shares of Woodbridge’s Class A common stock upon its exercise of its subscription rights increased BFC’s economic ownership interest in Woodbridge by approximately 4.1%. The acquisition of the additional interest in Woodbridge resulted in negative goodwill (excess of fair value of acquired net assets over purchase price of shares) of approximately $11 million. After ratably allocating this negative goodwill to non-current and non-financial assets, the Company recognized an extraordinary gain, net of tax, of $2.4 million for the year ended December 31, 2007.

3.	Discontinued Operations

On February 28, 2007, BankAtlantic Bancorp sold Ryan Beck to Stifel. Under the terms of the sales agreement, BankAtlantic Bancorp and employees of Ryan Beck who held options to acquire Ryan Beck common stock exchanged their entire interest in Ryan Beck common stock and options to acquire Ryan Beck common stock for an aggregate of 3,701,400 shares of Stifel common stock, cash of $2.7 million and five-year warrants to purchase an aggregate of 750,000 shares of Stifel common stock at an exercise price of $24.00 per share. Of the total Ryan Beck sales proceeds, BankAtlantic Bancorp’s portion was 3,566,031 shares of Stifel common stock, cash of $2.6 million and warrants to acquire an aggregate of 722,586 shares of Stifel common stock. BankAtlantic Bancorp sold its entire investment in 3,566,031 shares of Stifel common stock and warrants to acquire 722,586 shares of Stifel common stock during the year ended December 31, 2008 and recognized a gain of $2.8 million.

As of December 31, 2007, BankAtlantic Bancorp owned approximately 17% of the issued and outstanding shares of Stifel common stock and did not have the ability to exercise significant influence over Stifel’s operations. As such, BankAtlantic Bancorp’s investment in Stifel common stock was accounted for under the cost method of accounting. Stifel common stock that could be sold within one year was accounted for as securities available for sale and Stifel common stock which was subject to restrictions on sale for more than one year was accounted for as investment securities at cost. The warrants were accounted for as derivatives with unrealized gains and losses resulting from changes in the fair value of the warrants recorded in securities activities, net. Included in the Company’s Consolidated Statement of Financial Condition as of December 31, 2007 under “securities available for sale” and “investment securities at cost” were $72.6 million and $31.4 million, respectively, of Stifel common stock, and included in financial instruments at fair value was $10.6 million of warrants.

The Stifel sales agreement provided for contingent earn-out payments, payable in cash or shares of Stifel common stock, at Stifel’s election, based on (a) defined Ryan Beck private client revenues during the two-year period immediately following the Ryan Beck sale up to a maximum of $40 million and (b) defined Ryan Beck investment banking revenues equal to 25% of the amount that such revenues exceed $25.0 million during each of the two twelve-month periods immediately following the Ryan Beck sale.

During the year ended December 31, 2008, BankAtlantic Bancorp’s discontinued operations included $16.6 million of earn-out consideration. Associated with this amount, BFC’s discontinued operations, net of noncontrolling interest, was approximately $4.5 million. Ryan Beck’s investment banking revenues exceeded $25 million during the first twelve months subsequent to the sale and BankAtlantic Bancorp received additional consideration of 55,016 shares of Stifel common stock valued at $1.7 million. BankAtlantic Bancorp recognized additional earn-out consideration of $14.9 million as private client revenues exceeded the defined amounts as of December 31, 2008. The additional consideration associated with the private client revenues was pursuant to the parties’ agreement to be payable by April 15, 2009 in cash or Stifel stock. However, during 2008, BankAtlantic Bancorp and Stifel entered into an amendment to the merger agreement whereby Stifel agreed to prepay $10 million of the Ryan Beck private client group earn-out payment for a discounted payment of $9.6 million. BankAtlantic Bancorp received 233,500 shares of Stifel common stock in consideration for the $9.6 million advance earn-out payment. The remaining potential contingent earn-out payments, if any, will be accounted for when earned as additional proceeds from the sale of Ryan Beck and included in the Company’s Consolidated Statements of Operations as discontinued operations.

BankAtlantic Bancorp sold the 288,516 shares of Stifel common stock received in connection with the investment banking earn-out agreement and the private client earn-out advance payment during the year ended December 31, 2008. Included in other assets in the Company’s statement of financial condition as of December 31, 2008 was a $5.1 million receivable from Stifel associated with the private client revenue earn-out agreement.

The gain on the sale of Ryan Beck included in the consolidated statement of operations in “Discontinued Operations” for the year December 31, 2007 was as follows (in thousands):

Consideration received:
Stifel common stock and Warrants	$107,445
Cash	2,628

Total consideration received	110,073

Net assets disposed:
Discontinued operations assets held for sale at disposal date	206,763
Discontinued operations liabilities held for sale at disposal date	(117,364)

Net assets available for sale at disposal date	89,399
Transaction cost	2,709

Gain on disposal of Ryan Beck before income taxes	17,965
Provision for income taxes	2,959

Net gain on sale of Ryan Beck	$15,006

The (loss) income from operations of Ryan Beck included in the consolidated statements of operations in “Discontinued operations” was as follows (in thousands):

	For the Years Ended December 31,
	2007	2006

Financial Services:
Investment banking revenue	$37,836	218,461

Expenses:
Employee compensation and benefits	27,532	170,605
Occupancy and equipment	2,984	16,588
Advertising and promotion	740	5,788
Transaction related costs(1)	14,263	—
Other expenses:
Professional fees	1,106	8,790
Communications	2,255	15,187
Floor broker and clearing fees	1,162	8,612
Interest expense	985	5,995
Other	1,086	6,389

Total expenses	52,113	237,954

Loss from Ryan Beck discontinued operations before income taxes	(14,277)	(19,493)
Income tax benefit	(6,431)	(8,958)

Loss from Ryan Beck discontinued operations, net of income taxes	$(7,846)	(10,535)

(1)	Ryan Beck sale related costs include $9.3 million of change in control payments, $3.5 million of one-time employee termination benefits and $1.5 million of share-based compensation.

4.	Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker in assessing performance and deciding how to allocate resources. Reportable segments consist of one or more operating segments with similar economic characteristics, products and services, production processes, type of customer, distribution system or regulatory environment.

The information provided for segment reporting is based on internal reports utilized by management of the Company and its respective subsidiaries. The presentation and allocation of assets and results of operations may not reflect the actual economic costs of the segments as stand alone businesses. If a different basis of allocation were utilized, the relative contributions of the segments might differ but the relative trends in segments’ operating results would, in management’s view, likely not be impacted.

The Company currently operates through five reportable segments, which are: BFC Activities, BankAtlantic, BankAtlantic Bancorp Other Operations, Land Division and Woodbridge Other Operations. In 2007, the Company operated through two additional reportable segments, Primary Homebuilding and Tennessee Homebuilding, both of which were eliminated as a result of Levitt and Sons’ deconsolidation as of November 9, 2007. The Company’s financial services activities include BankAtlantic Bancorp results of operations and consist of two reportable segments, which are: BankAtlantic and BankAtlantic Bancorp Other Operations. The Company’s real estate development activities include Woodbridge’s results of operations and consist of two reportable segments, which are: Land Division and Woodbridge Other Operations. Prior to 2008, the BankAtlantic and BankAtlantic Other Operations segments were combined and reported under the single segment “Financial Services”, but as of January 1, 2008, the Company implemented a new internal reporting methodology for evaluating its financial services activities and as a result the Company’s former Financial Services segment is now comprised of two reportable segments instead of one as previously reported.

The Company evaluates segment performance based on income (loss) from continuing operations net of tax and noncontrolling interest.

The following summarizes the aggregation of the Company’s operating segments into reportable segments:

BFC Activities

This segment includes all of the operations and all of the assets owned by BFC other than BankAtlantic Bancorp and its subsidiaries and Woodbridge Holdings Corporation and its subsidiaries. BFC Activities segment includes dividends from BFC’s investment in Benihana’s convertible preferred stock and income and expenses associated with shared service operations in the areas of human resources, risk management, investor relations and executive office administration and other services that BFC provides to BankAtlantic Bancorp and Woodbridge pursuant to shared services agreement. Additionally, BFC provides certain risk management and administrative services to Bluegreen. This segment also includes BFC’s overhead and expenses, the financial results of venture partnerships that BFC controls and BFC’s benefit for income taxes.

BankAtlantic

The Company’s BankAtlantic segment consists of the banking operations of BankAtlantic.

BankAtlantic Bancorp Other Operations

BankAtlantic Bancorp Other Operations segment consists of the operations of BankAtlantic Bancorp other operations, including cost of acquisitions, asset and capital management and financing activities.

Primary Homebuilding

The Company’s Primary Homebuilding segment consisted of the operations of Levitt and Sons’ homebuilding operations in Florida, Georgia and South Carolina while they were included in the consolidated financial statements.

Tennessee Homebuilding

The Company’s Tennessee Homebuilding segment consisted of Levitt and Sons’ homebuilding operations in Tennessee while they were included in the consolidated financial statements.

Land Division

The Company’s Land Division segment consists of Core Communities’ operations.

Woodbridge Other Operations

The Woodbridge Other Operations segment consists of Woodbridge Holdings Corporation’s operations, the operations of Carolina Oak and Pizza Fusion, other investment activities through Cypress Creek Capital and Snapper Creek, an equity investment in Bluegreen and an investment in Office Depot. In 2007, the Woodbridge Other Operations segment also consisted of Levitt Commercial, LLC, which specialized in the development of industrial properties. Levitt Commercial ceased development activities in 2007. The results of operations and financial condition of Carolina Oak as of and for the years ended December 31, 2007 and 2006 were included in the Primary Homebuilding segment, whereas the results of operations and financial condition of Carolina Oak as of and for the year ended December 31, 2008 are included in Woodbridge Other Operations.

The following tables present segment information for the years ended December 31, 2008, 2007 and 2006 (in thousands):

			BankAtlantic
			Bancorp		Woodbridge	Adjustments
	BFC		Other	Land	Other	and
	Activities	BankAtlantic	Operations	Division	Operations	Eliminations	Total
							As Adjusted

2008
Revenues:
Sales of real estate	$—	—	—	11,268	2,484	85	13,837
Interest and dividend income	1,376	313,307	1,445	1,931	2,418	(1,379)	319,098
Other income	5,853	135,799	671	14,341	2,692	(4,821)	154,535

Total revenues	7,229	449,106	2,116	27,540	7,594	(6,115)	487,470

Costs and Expenses:
Cost of sale of real estate	—	—	—	6,742	16,151	(10,055)	12,838
Interest expense, net	—	119,534	21,262	3,637	8,115	(1,379)	151,169
Provision for loan losses	—	135,383	24,418	—	—	—	159,801
Other expenses	12,393	328,534	8,741	24,608	26,597	(4,821)	396,052

Total costs and expenses	12,393	583,451	54,421	34,987	50,863	(16,255)	719,860

Equity in (loss) earnings from unconsolidated affiliates	(152)	920	600	—	13,696	—	15,064
Impairment of unconsolidated affiliates	—	—	—	—	(96,579)	—	(96,579)
Impairment of investment	(3,574)	—	—	—	(11,974)		(15,548)

Loss from continuing operations before income taxes	(8,890)	(133,425)	(51,705)	(7,447)	(138,126)	10,140	(329,453)
(Benefit) provision for income taxes	(14,887)	31,121	1,395	(1,866)	—	—	15,763

Loss (income) from continuing operations	5,997	(164,546)	(53,100)	(5,581)	(138,126)	10,140	(345,216)
Discontinued operations, less income taxes	4,461	—	16,605	—	—	(4,461)	16,605
Extraordinary gain, less income taxes	9,145	—	—	—	—	—	9,145

Net (loss) income	19,603	(164,546)	(36,495)	(5,581)	(138,126)	5,679	(319,466)
Net (loss) income attributable to noncontrolling interest	12	(122,175)	(27,097)	(4,651)	(115,105)	8,449	(260,567)

Net (loss) income attributable to BFC	$19,591	(42,371)	(9,398)	(930)	(23,021)	2,770	(58,899)

At December 31, 2008 Total assets	$26,468	5,713,690	542,478	339,941	220,587	(447,582)	6,395,582

			BankAtlantic
			Bancorp				Woodbridge	Adjustments
	BFC		Other	Primary	Tennessee	Land	Other	and
	Activities	BankAtlantic	Operations	Homebuilding	Homebuilding	Division	Operations	Eliminations	Total
									As Adjusted

2007
Revenues:
Sales of real estate	$—	—	—	345,666	42,042	16,567	6,574	(734)	410,115
Interest and dividend income	2,374	369,570	2,320	613	39	3,880	7,158	(8,050)	377,904
Other income	6,272	143,193	6,969	8,523	44	8,194	1,174	(3,821)	170,548

Total revenues	8,646	512,763	9,289	354,802	42,125	28,641	14,906	(12,605)	958,567

Costs and Expenses:
Cost of sales of real estate	—	—	—	501,206	51,360	7,447	16,793	(3,565)	573,241
Interest expense, net	—	170,060	23,054	7,258	151	2,629	1,073	(7,746)	196,479
Provision for loan losses	—	70,842	—	—	—	—	—	—	70,842
Other expenses	15,272	313,898	4,282	63,107	5,010	19,077	34,898	(3,738)	451,806

Total costs and expenses	15,272	554,800	27,336	571,571	56,521	29,153	52,764	(15,049)	1,292,368

Equity in (loss) earnings from unconsolidated affiliates	(78)	1,219	1,281	40	—	—	10,262	—	12,724

Loss from continuing operations before income taxes	(6,704)	(40,818)	(16,766)	(216,729)	(14,396)	(512)	(27,596)	2,444	(321,077)
(Benefit) provision for income taxes	(19,271)	(21,378)	(6,194)	(1,396)	1,700	5,910	(34,297)	5,914	(69,012)

(Loss) income from continuing operations	12,567	(19,440)	(10,572)	(215,333)	(16,096)	(6,422)	6,701	(3,470)	(252,065)
Discontinued operations, less income taxes	1,038	—	7,812	—	—	—	—	(1,690)	7,160
Extraordinary gain, less income taxes	2,403	—	—	—	—	—	—	—	2,403

Net (loss) income	16,008	(19,440)	(2,760)	(215,333)	(16,096)	(6,422)	6,701	(5,160)	(242,502)
Net (loss) income attributable to noncontrolling interest	(34)	(14,610)	(2,074)	(179,268)	(13,400)	(5,346)	5,579	(2,889)	(212,043)

Net (loss) income attributable to BFC	$16,042	(4,830)	(686)	(36,065)	(2,696)	(1,076)	1,122	(2,271)	(30,459)

At December 31, 2007 Total assets	$30,166	6,161,962	758,372	38,497	—	380,961	298,700	(554,225)	7,114,433

			BankAtlantic
			Bancorp				Woodbridge	Adjustments
	BFC		Other	Primary	Tennessee	Land	Other	and
	Activities	BankAtlantic	Operations	Homebuilding	Homebuilding	Division	Operations	Eliminations	Total
									As Adjusted

2006
Revenues:
Sales of real estate	$—	—	—	424,420	76,299	69,778	11,041	(15,452)	566,086
Interest and dividend income	2,292	364,949	2,448	434	110	961	3,377	(2,671)	371,900
Other income	3,680	131,811	9,138	6,897	17	5,505	2,254	(2,708)	156,594

Total revenues	5,972	496,760	11,586	431,751	76,426	76,244	16,672	(20,831)	1,094,580

Costs and Expenses:
Cost of sale of real estate	—	—	—	367,252	72,807	42,662	11,649	(11,409)	482,961
Interest expense, net	—	145,344	21,933	—	—	—	—	(699)	166,578
Provision for loan losses	—	8,574	—	—	—	—	—	—	8,574
Other expenses	12,835	293,448	6,738	67,414	14,113	15,119	28,182	(2,626)	435,223

Total costs and expenses	12,835	447,366	28,671	434,666	86,920	57,781	39,831	(14,734)	1,093,336

Equity in (loss) earnings from unconsolidated affiliates	—	33	1,634	(279)	—	—	9,547	—	10,935

(Loss) income from continuing operations before income taxes	(6,863)	49,427	(15,451)	(3,194)	(10,494)	18,463	(13,612)	(6,097)	12,179
Provision (benefit) for income taxes		13,105	(6,008)	(1,508)	(3,241)	6,936	(5,639)	(2,318)	(530)

(Loss) income from continuing operations	(5,006)	36,322	(9,443)	(1,686)	(7,253)	11,527	(7,973)	(3,779)	12,709
Discontinued operations, less income taxes	(1,524)	—	(11,492)	—	—	—	—	2,481	(10,535)

Net (loss) income	(6,530)	36,322	(20,935)	(1,686)	(7,253)	11,527	(7,973)	(1,298)	2,174
Net (loss) income attributable to noncontrolling interest	(25)	28,468	(16,408)	(1,406)	(6,048)	9,613	(6,649)	(3,150)	4,395

Net (loss) income attributable to BFC	$(6,505)	7,854	(4,527)	(280)	(1,205)	1,914	(1,324)	1,852	(2,221)

At December 31, 2006
Total assets	$45,756	6,187,122	796,629	644,447	62,065	271,169	146,116	(547,538)	7,605,766

5.	Cumulative-Effect Adjustment for Quantifying Financial Statement Misstatements

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB No. 108”) which established an approach to quantify errors in financial statements.

SAB No. 108 permitted companies to initially apply its provisions by either restating prior period financial statements or recording the cumulative effect of adjusting assets and liabilities as of January 1, 2006 as an offsetting adjustment to the opening balance of retained earnings. The Company applied the provisions of SAB No. 108 using the cumulative effect transition method in connection with the preparation of its financial statements for the year ended December 31, 2006. The impact of quantifying the effects of prior period financial statement misstatements using the dual-approach compared to the roll-over method on opening statement of financial condition balances was attributable to BankAtlantic’s adjustments and such impact to the Company’s financial condition balances is summarized as follows (in thousands):

Cumulative Effect
Adjustment
As of January 1, 2006

Other liabilities:
Recurring operating expenses(1)	$1,618
Deferred data processing expenses(2)	1,474
Current taxes payable	(696)

Increase in other liabilities	2,396
Decrease in deferred tax liability	(657)
Decrease in noncontrolling interest	(1,486)

Decrease in retained earnings	$253

(1)	BankAtlantic has historically expensed certain recurring invoices when paid. The effect of this accounting policy was not material to the Company’s financial statements in any given year as the “rollover” impact of expenses in the following year approximated the expenses that rolled over from the prior year.

(2)	BankAtlantic pays a fixed fee for certain data processing transaction services, and at the end of each contract year, the actual number of transactions is determined and the fees related to any greater or lesser transactions are invoiced or repaid to BankAtlantic over a twelve month period. BankAtlantic accounted for these charges when paid. The effect of this accounting policy was not material to the Company’s financial statements in any given year and the amount of the error had accumulated over a four year period as follows (in thousands):

For the Years	Occupancy and
Ended December 31,	Equipment Expense

2002	$221
2003	276
2004	533
2005	444

$1,474

The Company had previously quantified these errors and concluded that they were immaterial under the roll-over method that was used prior to the issuance of SAB No. 108.

6.	Restructuring Charges, Impairments and Exit Activities

BankAtlantic Bancorp

The following provides BankAtlantic Bancorp’s changes in restructuring and exit activities liabilities at December 31, 2007 and 2008 (in thousands):

	Employee
	Termination
	Benefits	Contract	Total
	Liability	Liability	Liability

Balance at January 1, 2007	$—	—	—
Restructuring charges	2,527	1,016	3,543
Amounts paid or amortized	(2,425)	(26)	(2,451)

Balance at December 31, 2007	$102	990	1,092

	Employee
	Termination
	Benefits	Contract	Total
	Liability	Liability	Liability

Balance at January 1, 2008	$102	990	1,092
Expense incurred	2,171	2,385	4,556
Amounts paid or amortized	(2,102)	(1,913)	(4,015)

Balance at December 31 , 2008	$171	1,462	1,633

Included in Financial Services in the Company’s Consolidated Statement of Operations for the years ended December 31, 2008 and 2007 were the following restructuring charges, impairments and exit activities relating to BankAtlantic Bancorp (in thousands):

	For the Years Ended December 31,
	2008	2007

Asset impairment	$4,758	4,808
Employee termination costs	2,171	2,527
Lease termination, net	2,385	1,016
Reversal of deferred rent upon lease termination	(2,186)	—
Loss on central Florida branch sale	267	—

Total	$7,395	8,351

In December 2007, BankAtlantic decided to sell certain properties that it had acquired for its future store expansion program and terminate or sublease certain back-office operating leases. As a consequence, BankAtlantic recorded a $1.5 million impairment charge for back-office facilities and for land acquired for store expansion, incurred a $3.3 million impairment charge for engineering and architectural fees associated with obtaining permits for store sites and recorded lease termination liabilities of $1.0 million associated with executed lease contracts. Sales prices or annual rental rates for similar properties were used to determine fair value.

In March 2007, BankAtlantic Bancorp reduced its workforce by approximately 225 associates, or 8%. Included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2007 were $2.6 million of costs associated with one-time termination benefits. These benefits include $0.3 million of share-based compensation.

During the year ended December 31, 2008, BankAtlantic incurred an additional $3.2 million of impairment charges in connection with the decision to dispose of land acquired for store expansion. BankAtlantic also incurred $1.5 million of asset impairment charges associated with the consolidation of back-office facilities.

During the year ended December 31, 2008, BankAtlantic Bancorp further reduced its workforce by approximately 6% primarily in the community banking and commercial lending business units and incurred $2.2 million of employee termination costs.

In order to consolidate its back-office facilities and terminate or sublease certain operating leases executed for store expansion during the year ended December 31, 2008, BankAtlantic incurred $2.4 million of exit activity charges associated with writing down lease contracts to fair values or incurring costs to terminate lease contracts. By terminating certain operating leases BankAtlantic realized a $2.2 million benefit from the reversal of rent expense recognized in prior periods upon taking possession of the properties before the commencement of rent payments.

In June 2008, BankAtlantic sold five stores in Central Florida to an unrelated financial institution. The following table summarizes the assets sold, liabilities transferred and cash outflows associated with the stores sold (in thousands):

Amount

Assets sold:
Loans	$6,470
Property and equipment	13,373

Total assets sold	19,843

Liabilities transferred:
Deposits	(24,477)
Other liabilities	(346)

Total liabilities transferred	(24,823)

Net liability transferred	(4,980)
Deposit premium	654
Purchase transaction costs	(165)

Net cash outflows from sales of stores	$(4,491)

Woodbridge

The following table summarizes Woodbridge’s restructuring related accrual activity recorded for the year ended December 31, 2008 (in thousands):

	Severance		Independent	Surety
	Related and		Contractor	Bond
	Benefits	Facilities	Agreements	Accrual	Total

Balance at December 31, 2006	$—	—	—	—	—
Restructuring charges	4,864	1,010	1,497	1,826	9,197
Cash payments	(2,910)	—	(76)	—	(2,986)

Balance at December 31, 2007	$1,954	1,010	1,421	1,826	6,211

Restructuring charges	2,238	140	—	(150)	2,228
Cash payments	(4,063)	(446)	(824)	(532)	(5,865)

Balance at December 31, 2008	$129	704	597	1,144	2,574

In the third and fourth quarters of 2007, substantially all of Levitt and Sons’ employees were terminated and 22 employees were terminated at Woodbridge primarily as a result of the Chapter 11 Cases. On November 9, 2007, Woodbridge implemented an employee fund and indicated that it would pay up to $5 million of severance benefits to terminated Levitt and Sons employees to supplement the limited termination benefits which Levitt and Sons was permitted to pay to those employees. Levitt and Sons is restricted in the amount of termination benefits it can pay to its former employees by virtue of the Chapter 11 Cases.

The severance related and benefits accrual includes severance and severance related payments made to Levitt and Sons employees, payroll taxes and other benefits related to the terminations that occurred in 2007 as part of the Chapter 11 Cases. For the years ended December 31, 2008 and 2007, Woodbridge paid approximately $4.1 million and $600,000, respectively, in severance and termination charges related to the employee fund as well as severance for employees other than Levitt and Sons employees which is reflected in the Other Operations segment and paid $2.3 million in severance to the employees of the Homebuilding Division prior to deconsolidation in 2007. Employees entitled to participate in the fund either received payments over time, which in certain cases extended over two years, or a lump sum payment, dependent on a variety of factors. For any amounts paid related to the fund from the Woodbridge Other Operations segment, these payments were in exchange for an assignment to Woodbridge by those employees of their unsecured claims against Levitt and Sons. At December 31, 2008 and 2007 there was $129,000 and $2 million, respectively, accrued to be paid related to this fund as well as severance for employees other than Levitt and Sons employees. As of December 31, 2008, Woodbridge did not expect to incur additional severance related expenses with respect to the Levitt and Sons employees.

The facilities accrual represents expense associated with property and equipment leases that Woodbridge had entered into that are no longer providing a benefit to Woodbridge, as well as termination fees related to contractual obligations Woodbridge cancelled. Included in this amount are future minimum lease payments, fees and expenses, net of estimated sublease income for which the provisions of SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, as applicable, were satisfied. This restructuring expense is included in selling general and administrative expenses for the Woodbridge Other Operations segment for the year ended December 31, 2007.

The independent contractor related expense relates to two agreements entered into with former Levitt and Sons employees. The agreements are for past and future consulting services. The total commitment related to these agreements is $681,000 as of December 31, 2008 and will be paid monthly through 2009. The expense associated with these arrangements is included in selling general and administrative expenses for the Woodbridge Other Operations segment for the years ended December 31, 2008 and 2007.

Levitt and Sons had $33.3 million in surety bonds related to its ongoing projects at the time of the filing of the Chapter 11 Cases. In the event that these obligations are drawn and paid by the surety, Woodbridge could be responsible for up to $11.7 million plus costs and expenses in accordance with the surety indemnity agreements. As of December 31, 2008, Woodbridge had a $1.1 million surety bonds accrual at Woodbridge related to certain bonds for which its management considers it to be probable that Woodbridge will be required to reimburse the surety under applicable indemnity agreements. During the year ended December 31, 2008, Woodbridge reimbursed the surety $532,000 in accordance with the indemnity agreement for bond claims paid during the period. It is unclear whether and to what extent the remaining outstanding surety bonds of Levitt and Sons will be drawn and the extent to which Woodbridge may be responsible for additional amounts beyond this accrual. Woodbridge will not have the ability to receive any repayment, assets or other consideration as recovery from Levitt and Sons of any amounts it is required to pay. The expense associated with this accrual is included in other expense in the Woodbridge Other Operations segment for the year ended December 31, 2007, due to its non-recurring and unusual nature.

7.	Goodwill

The Company tests goodwill for potential impairment annually or during interim periods if impairment indicators exist. Based on the results of BankAtlantic Bancorp’s impairment evaluation, an impairment charge was recorded of approximately $46.6 million, net of purchase accounting adjustment. The entire amounts of $31 million and $17.3 million, respectively, relating to BankAtlantic’s commercial lending and community banking reporting units were determined to be impaired. Goodwill associated with BankAtlantic Bancorp’s capital services, tax certificates and investment reporting units of $13.1 million, $4.7 million and $4.4 million, respectively, was determined to not be impaired.

The goodwill impairment recognized during 2008 generally reflects the ongoing crisis in the financial services industry, the decline of BankAtlantic Bancorp’s market capitalization significantly below its tangible book value and the effect that the continued deterioration in the general economy as well as the Florida real estate markets has had on the credit quality of BankAtlantic Bancorp’s and BankAtlantic’s loan portfolios. The above trends primarily resulted in a decline in the fair value of BankAtlantic Bancorp’s reporting units resulting in the aforementioned goodwill impairment.

The process of evaluating goodwill for impairment involves the determination of the fair value of BankAtlantic Bancorp’s reporting units. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including BankAtlantic Bancorp’s interpretation of current economic indicators and market valuations, and assumptions about BankAtlantic Bancorp’s strategic plans with regard to its operations. Due to the uncertainties associated with such estimates, actual results could differ from such estimates.

In performing its impairment analysis, BankAtlantic Bancorp used a combination of the discounted cash flow methodology and a market multiple methodology to determine the fair value of each reporting unit. The aggregate fair value of all reporting units was compared to BankAtlantic Bancorp’s market capitalization adjusted for a control premium in order to determine the reasonableness of the financial model output. A control premium represents the value an investor would pay above minority interest transaction prices in order to obtain a controlling interest in the respective company.

The discounted cash flow methodology establishes fair value by estimating the present value of the projected future cash flows to be generated from the reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. BankAtlantic Bancorp generally uses a five year period in computing discounted cash flow values. The most significant assumptions used in the discounted cash flow methodology are the discount rate, the terminal value and the forecast of future cash flows.

The market multiple methodology establishes fair value by comparing BankAtlantic Bancorp’s reporting units to other similar publicly traded companies. The market multiples that BankAtlantic Bancorp used in the determination of the fair value of the reporting units were its market capitalization to its tangible stockholders’ equity and its market capitalization to its stockholders’ equity.

In the year ended December 31, 2006, Woodbridge conducted an impairment review of the goodwill related to the Tennessee Homebuilding segment in the Homebuilding Division acquired in connection with its acquisition of Bowden Building Corporation in 2004. Woodbridge used a discounted cash flow methodology to determine the amount of impairment resulting in completely writing off goodwill of approximately $1.3 million in the year ended December 31, 2006. The write-off is included in Real Estate Development other expenses in the consolidated statements of operations.

8.	Federal Funds Sold and Other Short Term Investments

The following table provides information on BankAtlantic’s Federal Funds Sold (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Ending Balance	$20,825	484	691
Maximum outstanding at any month end within period	$362,360	21,555	16,276
Average amount invested during period	$44,031	3,638	1,824
Average yield during period	1.92%	4.77%	3.00%

As of December 31, 2008 and 2007, BankAtlantic had $10.4 million and $5.1 million, respectively, invested in money market accounts with unrelated brokers.

9.	Securities Available for Sale

The following tables summarize securities available-for-sale (in thousands):

	December 31, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Government agency securities:
Mortgage-backed securities	$521,895	11,017	39	532,873
Real estate mortgage investment conduits(1)	165,449	1,846	944	166,351

Total mortgage-backed securities	687,344	12,863	983	699,224

Investment Securities:
Tax-exempt securities	—	—	—	—
Other bonds	250	—	—	250
Benihana Convertible Preferred Stock (see Note 12)	16,426	—	—	16,426
Equity securities	6,686	112	—	6,798

Total investment securities	23,362	112	—	23,474

Total	$710,706	12,975	983	722,698

	December 31, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Government agency securities:
Mortgage-backed securities	$585,796	4,378	555	589,619
Real estate mortgage investment conduits(1)	199,886	1,359	2,403	198,842

Total mortgage-backed securities	785,682	5,737	2,958	788,461

Investment Securities:
Tax-exempt securities	—	—	—	—
Other bonds	685	—	4	681
Equity securities	123,876	13,289	—	137,165

Total investment securities	124,561	13,289	4	137,846

Total	$910,243	19,026	2,962	926,307

(1)	Real estate mortgage investment conduits are pass-through entities that hold residential loans, and investors are issued ownership interests in the entities in the form of a bond. The securities were issued by government agencies.

The following table shows the gross unrealized losses and fair value of the Company’s securities available for sale with unrealized losses that are deemed temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2008 and 2007 (in thousands):

	As of December 31, 2008
	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Mortgage-backed securities	$4,736	(39)	—	—	4,736	(39)
Real estate mortgage investment conduits	—	—	27,426	(944)	27,426	(944)

Total available for sale securities:	$4,736	(39)	27,426	(944)	32,162	(983)

	As of December 31, 2007
	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Mortgage-backed securities	$68,821	(396)	14,792	(159)	83,613	(555)
Real estate mortgage investment conduits	3,475	(5)	35,398	(2,398)	38,873	(2,403)
Other bonds	200	—	246	(4)	446	(4)

Total available for sale securities:	$72,496	(401)	50,436	(2,561)	122,932	(2,962)

Unrealized losses on securities outstanding greater than twelve months at December 31, 2008 primarily reflect interest rate increases. The cash flows of these securities are guaranteed by government sponsored enterprises. BankAtlantic management has the intent and ability to hold the securities until the price recovers and expects that the securities would be settled at a price not less than the carrying amount. Accordingly, the Company does not consider these investments other-than-temporarily impaired at December 31, 2008.

Unrealized losses on securities outstanding less than twelve months at December 31, 2008 also reflect interest rate increases. These securities are guaranteed by government agencies and are of high credit quality. Since these securities are of high credit quality and the decline in value has existed for a short period of time, management believes that these securities may recover their losses in the foreseeable future and BankAtlantic management has the intent and ability to hold securities until the price recovers. Accordingly, the Company does not consider these investments other-than-temporarily impaired at December 31, 2008.

At December 31, 2008, the scheduled maturities of debt securities available for sale were (in thousands):

	Debt Securities
	Available for Sale
		Estimated
	Amortized	Fair
	Cost	Value

December 31, 2008(1)(2)
Due within one year	$—	—
Due after one year, but within five years	279	281
Due after five years, but within ten years	868	867
Due after ten years	686,447	698,326

Total	$687,594	699,474

(1)	Scheduled maturities in the above table may vary significantly from actual maturities due to prepayments.

(2)	Scheduled maturities are based upon contractual maturities.

Included in securities activities, net were (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Gross gains on securities sales	$8,378	17,026	10,137

Gross losses on securities sales	$(5,103)	(4,341)	(168)

Proceeds from sales of securities	$395,770	625,095	70,300

Other-than-temporary impairments	$(3,413)	—	—

Management reviews its investment securities portfolio for other-than-temporary declines in value quarterly. As a consequence of BankAtlantic Bancorp’s review during the year ended December 31, 2008, included in other-than temporary impairments is $3.4 million associated with as other-than-temporary decline in value related to an equity investment in an unrelated financial institution.

Woodbridge — Office Depot Investment

During March 2008, Woodbridge purchased 3,000,200 shares of Office Depot common stock, which represented approximately one percent of Office Depot’s outstanding common stock, at an average price of $11.33 per share for an aggregate purchase price of approximately $34 million.

During June 2008, Woodbridge sold 1,565,200 shares of Office Depot common stock at an average price of $12.08 per share for an aggregate sales price of approximately $18.9 million. Woodbridge realized a gain of approximately $1.2 million as a result of the sale which is included in Real Estate Development securities activities.

During December 2008, Woodbridge performed an impairment analysis of its remaining investment in Office Depot common stock. Woodbridge concluded that there was an other-than-temporary impairment associated with its investment in Office Depot based on the severity of the decline of the fair value of its investment, the length of time the stock price had been below the carrying value of Woodbridge’s investment, the continued decline in the overall economy and credit markets, and the unpredictability of the recovery of the Office Depot stock price. Accordingly, Woodbridge recorded an other-than-temporary impairment charge of approximately $12 million representing the difference of the average cost of $11.33 per share and the fair value of $2.98 per share as of December 31, 2008 multiplied by the number of shares of Office Depot common stock owned by Woodbridge at that date. As a result of the impairment charge, Woodbridge’s investment in Office Depot was $4.3 million at December 31, 2008. On March 13, 2009, the closing price of Office Depot’s common stock on the New York Stock Exchange was $1.10 per share.

Data with respect to this investment is shown in the table below (in thousands):

December 31,
2008

Total cost	$33,978
Sale of portion of Office Depot common stock	(17,726)
Other-than-temporary impairment	(11,974)

Total fair value	$4,278

Woodbridge valued Office Depot’s common stock using a market approach valuation technique and Level 1 valuation inputs under SFAS No. 157. Woodbridge uses quoted market prices to value equity securities. The fair value of the Office Depot common stock at December 31, 2008 was calculated based upon the $2.98 closing price of Office Depot’s common stock on the New York Stock Exchange on December 31, 2008. On March 13, 2009, the closing price of Office Depot common stock was $1.10 per share. Woodbridge will continue to monitor this investment in accordance with FSP FAS 115-1/124-1 to determine whether any further other-than-temporary impairment associated with this investment may be required in future periods.

10.	Investment Securities

The following tables summarize investment securities (in thousands):

December 31, 2008
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Private investment securities(3)	$12,008	467	—	12,475

	December 31, 2007
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Stifel restricted common stock(1)	$31,433	3,061	—	$34,494
Private investment securities	8,740	1,407	—	10,147
Benihana Convertible Preferred Stock(2)	20,000	—	—	20,000
Equity securities(4)	—	603	—	603

	$60,173	5,071	—	$65,244

(1)	Stifel common stock that was subject to restrictions for more than one year was accounted for as investment securities at cost.

(2)	Historically, the Company’s investment in Benihana’s Convertible Preferred Stock has been classified as investment securities and has been carried at historical cost (see Note 12).

(3)	Private investment securities consist of equity instruments purchased through private placements and are accounted for at historical cost adjusted for other-than-temporary declines in value.

(4)	Equity securities consisted of 3,587 shares of MasterCard Class B common stock acquired through MasterCard’s 2006 initial public offering.

During the year ended December 31, 2008, BankAtlantic Bancorp redeemed private investment securities for net proceeds of $6.3 million and recognized a $1.3 million gain included in the Company’s Consolidated Statement of Operations in securities activities, net.

Management reviews its investment securities portfolio for other-than-temporary declines in value quarterly. As a consequence of BankAtlantic Bancorp’s reviews a $1.1 million and $3.4 million, other-than-temporary decline in value related to BankAtlantic Bancorp private investment securities was recognized during the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008, there were no impaired investment securities.

During the year ended December 31, 2006, MasterCard International (“MasterCard”) completed an initial public offering (“IPO”) of its common stock. Pursuant to the IPO, member financial institutions received cash and Class B common stock for their interest in MasterCard. BankAtlantic received $0.5 million in cash and 25,587 shares of MasterCard’s Class B common stock. The $0.5 million cash proceeds were reflected in the Company’s Consolidated Statement of Operations in Financial Services — Securities activities, net. The Class B common stock received was accounted for as a nonmonetary transaction and recorded at historical cost. During the years ended December 31, 2008 and 2007, BankAtlantic sold 3,313 shares and 22,000 shares of MasterCard common stock for gains of $1.0 million and $3.4 million, respectively.

In October 2007, BankAtlantic’s Investment Committee approved a plan to restructure its investment portfolio with a view towards improving the net interest margin and shortening the duration of the portfolio. The tax-exempt municipal securities in the investment securities portfolio had long durations, and the tax-free returns on these securities were not beneficial to BankAtlantic in light of losses which were incurred during the nine months ended September 30, 2007. As a consequence, BankAtlantic’s management decided to sell the held-to-maturity municipal securities and transferred its entire held-to-maturity municipal securities portfolio of $203 million to securities available for sale in October 2007. BankAtlantic’s management does not plan to designate securities as held-to-maturity for the foreseeable future and believes that maintaining its securities in the available for sale category provides greater flexibility in the management of the overall investment portfolio.

11.	Tax Certificates

The following table summarizes tax certificates (in thousands):

	As of December 31, 2008		As of December 31, 2007
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Tax certificates(1) —
Net of allowance of $6,064 and $3,289, respectively	$213,534	224,434	188,401	188,401

(1)	The estimated fair value was calculated at December 31, 2008 from an expected cash flow model discounted at an interest rate that takes into account the risk of the cash flows of tax certificates relative to alternative investments. At December 31, 2007, management considered the estimated fair value equivalent to book value for tax certificates since these securities have no stated maturity and generally redeem in two years or less.

Activity in the allowance for tax certificate losses was (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Balance, beginning of period	$3,289	3,699	3,271

Charge-offs	(4,668)	(867)	(295)
Recoveries	157	157	423

Net (charge-offs) recoveries	(4,511)	(710)	128
Provision charged to non-interest expense	7,286	300	300

Balance, end of period	$6,064	3,289	3,699

12.	Benihana Convertible Preferred Stock Investment

The Company owns 800,000 shares of Benihana Series B Convertible Preferred Stock (“Convertible Preferred Stock”). The Convertible Preferred Stock is convertible into an aggregate of 1,578,943 shares of Benihana’s Common Stock at a conversion price of $12.67, subject to adjustment from time to time upon certain defined events. Based on the number of currently outstanding shares of Benihana’s capital stock, the Convertible Preferred Stock, if converted, would represent an approximately 19% voting interest and an approximately 9.4% economic interest in Benihana. Historically, the Company’s investment in Benihana’s Convertible Preferred Stock has been classified as investment securities and has been carried at historical cost.

The Convertible Preferred Stock was acquired pursuant to an agreement with Benihana on June 8, 2004 to purchase an aggregate of 800,000 shares of Convertible Preferred Stock for $25.00 per share. The shares of the Convertible Preferred Stock have voting rights on an “as if converted” basis together with Benihana’s Common Stock on all matters put to a vote of the holders of Benihana’s Common Stock. The approval of a majority of the holders of the Convertible Preferred Stock then outstanding, voting as a single class, are required for certain events outside the ordinary course of business. Holders of the Convertible Preferred Stock are entitled to receive cumulative quarterly dividends at an annual rate equal to $1.25 per share, payable on the last day of each calendar quarter. The Convertible Preferred Stock is subject to mandatory redemption at the original issue price plus accumulated dividends on July 2, 2014 unless BFC elects to extend the mandatory redemption date to a later date not to extend beyond July 2, 2024. In addition, the Convertible Preferred Stock may be redeemed at the original issue price of $20.0 million plus accumulated dividends by Benihana for a limited period beginning three years from the date of issue if the price of Benihana’s Common Stock is at least $25.33 for sixty consecutive trading days. At December 31, 2008, the closing price of Benihana’s Common Stock was $2.10 per share. The market value of the Convertible Preferred Stock if converted at December 31, 2008 would have been approximately $3.3 million. During the quarter ended December 31, 2008, the Company performed an impairment review of its investment in Benihana Convertible Preferred Stock to determine if an impairment adjustment was needed. Based on the evaluation and the review of various qualitative and quantitative factors, including the decline in the underlying trading value of Benihana’s common stock and the redemption provisions of the Company’s Convertible Preferred Stock, the Company determined that there was an other-than-temporary decline of approximately $3.6 million, and accordingly, the investment was written down to its fair value of approximately $16.4 million. Concurrent with management’s evaluation of the impairment of this investment at December 31, 2008, it made the determination to reclassify this investment from investment securities which are carried at cost to investment securities available for sale in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

See Note 34 for additional information concerning the Benihana Convertible Preferred Stock.

13.	Loans Receivable and Loans Held for Sale

The loan portfolio consisted of the following components (in thousands):

	December 31,	December 31,
	2008	2007

Real estate loans:
Residential	$1,916,562	2,155,752
Builder land loans	84,453	149,564
Land acquisition and development	182,585	202,177
Land acquisition, development and construction	104,629	151,321
Construction and development	229,856	265,163
Commercial	713,571	534,916
Consumer — home equity	718,950	676,262
Small business	218,694	211,797
Other loans:
Commercial business	144,554	131,044
Small business — non-mortgage	108,230	105,867
Consumer loans	16,406	15,667
Deposit overdrafts	9,730	15,005

Total gross loans	4,448,220	4,614,535

Adjustments:
Premiums, discounts and net deferred fees	3,221	3,936
Allowance for loan losses	(137,257)	(94,020)

Loans receivable — net	$4,314,184	4,524,451

Loans held for sale	$3,461	4,087

Loans held for sale at December 31, 2008 and 2007 consisted of $0 and $0.1 million, respectively, of residential loans originated by BankAtlantic (primarily loans that qualify under the Community Reinvestment Act) designated as held for sale and $3.5 million and $4.0 million, respectively, of loans originated through the assistance of an independent mortgage company. The mortgage company provides processing and closing assistance to BankAtlantic. Pursuant to an agreement, this mortgage company purchases the loans from BankAtlantic 14 days after the date of funding. BankAtlantic owns the loans during the 14 day period and accordingly earns the interest income during the period. The sales price is negotiated quarterly for all loans sold during the quarter based on originated loan balance. Gains from the sale of loans held for sale were $265,000, $494,000 and $680,000, respectively, for the years ended December 31, 2008, 2007 and 2006.

Undisbursed loans in process consisted of the following components (in thousands):

	As of December 31,
	2008	2007

Residential	$—	2,982
Construction and development	124,332	214,159
Commercial	38,930	105,336

Total undisbursed loans in process	$163,262	322,477

BankAtlantic’s loan portfolio had the following geographic concentration based on outstanding loan balances at December 31, 2008:

Florida	60%
Eastern U.S.A.	21%
Western U.S.A.	15%
Central U.S.A	4%

100%

Allowance for Loan Losses (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Balance, beginning of period	$94,020	44,173	41,830

Loans charged-off	(117,874)	(23,213)	(8,905)
Recoveries of loans previously charged-off	1,310	2,218	2,674

Net (charge-offs) recoveries	(116,564)	(20,995)	(6,231)
Provision for loan losses	159,801	70,842	8,574

Balance, end of period	$137,257	94,020	44,173

The following summarizes impaired loans (in thousands):

	As of December 31, 2008		As of December 31, 2007
	Gross		Gross
	Recorded	Specific	Recorded	Specific
	Investment	Allowances	Investment	Allowances

Impaired loans with specific valuation allowances	$174,710	41,192	113,955	17,809
Impaired loans without specific valuation allowances	138,548	—	67,124	—

Total	$313,258	41,192	181,079	17,809

The average gross recorded investment in impaired loans was $192.8 million, $76.7 million and $13.6 million during the years ended December 31, 2008, 2007 and 2006, respectively. BankAtlantic generally measures non-homogenous loans for impairment using the fair value of collateral less cost to sell method.

Interest income which would have been recorded under the contractual terms of impaired loans and the interest income actually recognized were (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Contracted interest income	$14,276	15,042	2,715
Interest income recognized	(3,368)	(10,071)	(2,203)

Foregone interest income	$10,908	4,971	512

Non-performing assets consist of non-accrual loans, non-accrual tax certificates, and real estate owned. Non-accrual loans are loans on which interest recognition has been suspended because of doubts as to the borrower’s ability to repay principal or interest. Non-accrual tax certificates are tax deeds or certificates in which interest recognition has been suspended due to the aging of the certificate or deed.

Non-performing assets (in thousands):

	As of December 31,
	2008	2007	2006

Non-accrual — tax certificates	$1,441	2,094	632

Non-accrual — loans
Residential	34,734	8,678	2,629
Commercial real estate and business	241,274	165,818	—
Small business	4,644	877	244
Consumer	6,763	3,218	1,563

Total non-accrual loans	287,415	178,591	4,436

Real estate owned	19,045	17,216	21,747

Total non-performing assets	$307,901	197,901	26,815

Included in non-accrual loans at December 31, 2008 were $4.8 million of troubled debt restructured loans. There were no troubled debt restructured loans included in non-accrual loans at December 31, 2007 and 2006.

Other potential problem loans (in thousands):

	As of December 31,
	2008	2007	2006

Performing impaired loans, net of specific allowances	$—	—	162
Loan 90 days past due and still accruing	15,721	—	—
Troubled debt restructured	28,173	2,488	—

Total potential problem loans	$43,894	2,488	162

Performing impaired loans are impaired loans which are still accruing interest. Loans 90 days past due and still accruing are primarily loans that matured and the borrower continues to make payments under the matured loan agreement. Troubled debt restructured loans are loans in which the original terms were modified granting the borrower loan concessions due to financial difficulties. BankAtlantic had commitments to lend $15.6 million of additional funds on non-performing and potential problem loans as of December 31, 2008.

Foreclosed asset activity in non-interest expense includes the following (in thousands):

	For the Years Ended December 31,
	2008	2007	2006

Real estate acquired in settlement of loans and tax certificates:
Operating expenses, net	$(1,243)	(243)	(224)
Impairment of REO	(1,465)	(7,299)	9
Net (loss) gain on sales	(124)	427	1,443

Net (loss) gain on real estate owned activity	$(2,832)	(7,115)	1,228

14.	Properties and Equipment

Properties and equipment was comprised of (in thousands):

	December 31,
	2008	2007

Land, buildings and improvements	$292,328	315,430
Furniture and equipment	104,363	115,504
Water irrigation facilities	12,346	11,515

Total	409,037	442,449
Less accumulated depreciation	93,690	81,560

Properties and equipment — net	$315,347	360,889

BankAtlantic Bancorp’s depreciation expense was $20.7 million, $19.8 million and $16.0 million for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in Financial Services occupancy and equipment expenses. Also included in depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $3.1 million, $3.0 million and $2.6 million, respectively, of software cost amortization. BankAtlantic Bancorp’s unamortized software costs were $4.8 million and $6.4 million at December 31, 2008 and 2007. Woodbridge’s depreciation expense was $5.7 million, $3.1 million and $2.6 million for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in Real Estate Development selling, general and administrative expenses in the Consolidated Statements of Operations.

During the years ended December 31, 2007 and 2006, BankAtlantic exchanged branch facilities properties with unrelated third parties. The transactions were real estate for real estate exchanges with no cash payments received. The transactions were accounted for at the fair value of the branch facilities transferred and BankAtlantic recognized a $0.5 million and $1.8 million gain in connection with the exchanges for the years ended December 31, 2007 and 2006, respectively.

Woodbridge received proceeds from the sale of property and equipment for the years ended December 31, 2008 and 2006 of approximately $5.6 million and $1.9 million, respectively. As a result of these sales, Woodbridge realized a gain on sale of property and equipment for the years ended December 31, 2008 and 2006 of approximately $2.5 million and $1.9 million, respectively. Sales of property and equipment for the year ended December 31, 2007 were not material.

In 2007, Woodbridge performed a review of its fixed assets and determined that certain leasehold improvements were no longer appropriately valued upon vacating the leased space associated with those improvements. Therefore, the leasehold improvements in the amount of $564,000 related to this vacated space were written off in the year ended December 31, 2007.

15.	Real Estate Held for Development and Sale

Real estate held for development and sale consisted of the following (in thousands):

	December 31,
	2008	2007

Land and land development costs	$221,684	216,090
Construction costs	463	5,426
Capitalized interest and other costs	38,539	35,009
Land held for sale	8,077	13,704

Total	$268,763	270,229

Real estate held for development and sale consisted of the combined real estate assets of Woodbridge and its subsidiaries as well as BankAtlantic’s residential construction development acquired in 2002. Also included in other real estate held for development and sale is BFC’s unsold land at the commercial development known as Center Port in Pompano Beach, Florida.

BankAtlantic Bancorp

During the years ended December 31, 2008 and 2007, BankAtlantic Bancorp recorded real estate inventory impairments of $1.2 million and a $5.2 million, respectively, associated with declining fair values of residential real estate. Land held for sale is land BankAtlantic acquired for its store expansion program. In December 2007, BankAtlantic decided to sell this land and transferred the properties from properties held for use to land and facilities held for sale. BankAtlantic evaluates these properties based on updated indicators of value periodically and recognized $2.8 million and $1.1 million of impairments during the years ended December 31, 2008 and 2007, respectively.

Woodbridge

As of December 31, 2008, inventory of real estate included inventory related to the operations of Woodbridge’s Land Division and Carolina Oak.

As a result of the various impairment analyses conducted throughout 2008, 2007 and 2006, Woodbridge recorded impairment charges of approximately $3.5 million, $226.9 million and $36.8 million, respectively, in cost of sales of real estate in the years ended December 31, 2008, 2007 and 2006. During the fourth quarter of 2008, Woodbridge made the decision to suspend the development activities of Carolina Oak and is re-evaluating its alternatives with respect to this entity due to the continued deterioration of the real estate markets. As a result, Woodbridge re-evaluated its impairment analyses in accordance with SFAS No. 144 and determined that an impairment charge of $3.5 million was required to write the inventory down to its fair value at December 31, 2008. This impairment charge was recorded in Woodbridge’s Other Operations segment. The impairment charges recorded in 2007 and 2006 related to Levitt and Sons’ inventory of real estate and were recorded in the Primary and Tennessee Homebuilding segments. In addition, included in total impairment charges was approximately $2.4 million in 2008, and $9.3 million in 2007 of impairment charges relating to capitalized interest in Woodbridge’s Other Operations segment in connection with Carolina Oak in 2008 and the projects that Levitt and Sons ceased developing in 2007, respectively.

16.	Capitalized Interest

The following table is a summary of the Company’s consolidated interest expense and the amounts capitalized (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Interest expense	$162,669	243,439	209,509
Interest capitalized	(11,500)	(46,960)	(42,931)

Interest expense, net	$151,169	196,479	166,578

17.	Investments in Unconsolidated Affiliates

The consolidated statements of financial condition include the following amounts for investments in unconsolidated affiliates (in thousands):

	December 31,
	2008	2007

Investment in Bluegreen Corporation	$29,789	111,321
Investments in joint ventures	2,973	5,615
BankAtlantic Bancorp investment in statutory business trusts	8,218	8,820
Woodbridge investment in statutory business trusts	406	2,565

	$41,386	128,321

The consolidated statements of operations include the following amounts for equity (loss) earnings from unconsolidated affiliates (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Earnings from Bluegreen	$13,696	10,275	9,684
Loss from joint ventures	(152)	(51)	(416)
Earnings from statutory trusts	1,520	2,500	1,667

	$15,064	12,724	10,935

In January 2008, February 2007 and January 2006, BankAtlantic Bancorp recorded a gain of approximately $1.0 million, $1.3 million and $0.6 million, respectively, associated with the sale of the underlying properties in joint ventures. During 2008, BankAtlantic Bancorp liquidated all of its investments in rental real estate joint ventures.

During the fourth quarter of 2008, Woodbridge determined that the fair value of its investment in unconsolidated trusts, which consists of its common interests in subordinated trust debt securities of approximately $406,000, was less than the carrying value of this investment of $2.6 million primarily due to the deterioration of the market for these instruments and overall economic conditions. The fair value was assessed using Level 3 inputs as defined by FAS No. 157, whereby Woodbridge’s valuation technique was to measure the fair value based upon the current rates and spreads that were used to value the underlying subordinated trust debt securities which is primarily based upon similarly rated corporate bonds. Woodbridge evaluated its investment for other-than-temporary impairment due to the significance of the carrying value in excess of fair value, and the lack of evidence to support the recoverability of the carrying value in the near future. Therefore, based upon the criteria for other-than-temporary impairment as defined in FSP FAS 115-1/FAS 124-1, Woodbridge determined that an impairment charge of approximately $2.1 million was required at December 31, 2008.

Investment in Bluegreen

At December 31, 2008, Woodbridge owned approximately 9.5 million shares of common stock of Bluegreen, representing approximately 31% of Bluegreen’s outstanding common stock. Woodbridge accounts for its investment in Bluegreen under the equity method of accounting. The cost of the Bluegreen investment is adjusted to recognize Woodbridge’s interest in Bluegreen’s earnings or losses. The difference between a) Woodbridge’s ownership percentage in Bluegreen multiplied by its earnings and b) the amount of Woodbridge’s equity in earnings of Bluegreen as reflected in Woodbridge’s financial statements relates to the amortization or accretion of purchase accounting adjustments made at the time of the acquisition of Bluegreen’s common stock, to adjustments made to Woodbridge’s investment balance related to equity transactions recorded by Bluegreen that effect Woodbridge’s ownership and to the cumulative adjustment discussed below.

Effective January 1, 2006, Bluegreen adopted SOP 04-02. This Statement amends FAS No. 67 to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-02. Bluegreen’s adoption of SOP 04-02 resulted in a one-time, non-cash, cumulative effect of change in accounting principle charge of $4.5 million to Bluegreen for the year ended December 31, 2006, and accordingly reduced the earnings in Bluegreen recorded by Woodbridge by approximately $1.4 million for the same period.

During 2008, Woodbridge began evaluating its investment in Bluegreen for other-than-temporary impairment in accordance with FSP FAS 115-1/FAS 124-1, APB No. 18 and SAB No. 59 as the fair value of the Bluegreen stock had fallen below the carrying value of Woodbridge’s investment in Bluegreen of approximately $12 per share. Woodbridge analyzed various quantitative and qualitative factors including Woodbridge’s intent and ability to hold the investment, the severity and duration of the impairment and the prospects for the improvement of fair value. On July 21, 2008, Bluegreen’s Board of Directors entered into a non-binding letter of intent for the sale of Bluegreen’s outstanding common stock for $15 per share to a third party, with a due diligence and exclusivity period through September 15, 2008. This due diligence and exclusivity period was subsequently extended through November 15, 2008. In October 2008, Bluegreen disclosed that the third party buyer had been unable to obtain the financing necessary to execute a sale transaction, therefore, no assurances could be provided that a sale would be completed. As of December 31, 2008, the exclusivity period had expired and Bluegreen was not able to consummate a sale.

At September 30, 2008, Woodbridge’s investment in Bluegreen was $114.6 million (net of BFC’s purchase accounting of $4.7 million) compared to the $65.8 million trading value (calculated based upon the $6.91 closing price of Bluegreen’s common stock on the New York Stock Exchange on September 30, 2008). Woodbridge determined that its investment in Bluegreen was other-than-temporarily impaired due to the severity of the decline in the fair value of the investment, the probability that a sale could not be executed by Bluegreen, and due to the deterioration of the debt and equity markets in the third quarter of 2008. Therefore, Woodbridge recorded an impairment charge of $53.6 million adjusting the carrying value of its investment in Bluegreen to $65.8 million at September 30, 2008. Additionally, after further evaluation of Woodbridge’s investment in Bluegreen as of December 31, 2008, based on, among other things, the continued decline of Bluegreen’s common stock price and the continued deterioration of the equity markets, Woodbridge determined that an additional impairment of the investment in Bluegreen was appropriate. Accordingly, Woodbridge recorded a $40.8 million impairment charge (calculated based upon the $3.13 closing price of Bluegreen’s common stock on the New York Stock Exchange on December 31, 2008) and adjusted the carrying value of its investment in Bluegreen to $29.8 million. On March 13, 2009, the closing price of Bluegreen’s common stock was $1.12 per share.

As a result of the step acquisition of Woodbridge shares by BFC in 2007 and the impairment charges taken by Woodbridge in 2008, a basis difference was created between the Company’s investment in Bluegreen and the underlying assets and liabilities carried on the books of Bluegreen of $13.9 million.. Therefore, earnings from Bluegreen will be adjusted each period to reflect the amortization of this basis difference. As such, an allocation methodology was established by which the basis difference was allocated to the relative fair value of Bluegreen’s underlying assets based upon the position that the basis difference was a reflection of the perceived value of these underlying assets. The appropriate amortization will be calculated based on the useful lives of the underlying assets and other relevant data associated with each asset category. As such, amortization of $13.9 million was recorded into the Company’s pro rata share of Bluegreen’s net loss for the period ended December 31, 2008.

The following table shows the reconciliation of earnings in Bluegreen Corporation (in thousands):

December 31,
2008

Prorata share of Bluegreen’s net loss	$(154)
Amortization of basis difference	13,850

Total earnings from Bluegreen Corporation	$13,696

The following table shows the reconciliation of the Company’s prorata share of its net investment in Bluegreen and its investment in Bluegreen after impairment charges (in thousands):

December 31,
2008

Prorata share of investment in Bluegreen Corporation	$115,072
Purchase accounting adjustment (from the step acquisition)	(4,700)
Amortization of basis difference	13,850
Less: Impairment of investment in Bluegreen Corporation	(94,433)

Investment in Bluegreen Corporation	$29,789

Bluegreen’s condensed consolidated financial statements are presented below:

Condensed Consolidated Balance Sheet

	December 31,
	2008	2007
	As Adjusted	As Adjusted
	(In thousands)

Total assets	$1,193,507	1,039,578

Total liabilities	781,522	632,047
Total shareholders’ equity	382,467	385,108
Noncontrolling interest	29,518	22,423

Total liabilities and shareholders’ equity	$1,193,507	1,039,578

Condensed Consolidated Statements of Income

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	As Adjusted	As Adjusted	As Adjusted
	(In thousands)

Revenues and other income	$602,043	691,494	671,509
Cost and other expenses	594,698	632,280	609,018

Income before income taxes	7,345	59,214	62,491
Provision for income taxes	(766)	(19,567)	(20,861)

Income before cumulative effect of change in accounting principle	6,579	39,647	41,630
Cumulative effect of change in accounting principle, net of tax	—	—	(5,678)

Net income	6,579	39,647	35,952
Less: Net income attributable to noncontrolling interest	7,095	7,721	7,319
Noncontrolling interest in cumulative effect of change in accounting principle	—	—	1,184

Net (loss) income attributable to Bluegreen Corporation	$(516)	31,926	29,817

During the fourth quarter of 2008, Bluegreen recorded $15.6 million in restructuring charges as part of its strategic initiative to conserve cash by reducing overhead and capital spending, among other things. In addition, Bluegreen recorded an $8.5 million impairment charge related to its goodwill.

BankAtlantic Bancorp Investment in Statutory Business Trusts

BankAtlantic Bancorp has investments in thirteen statutory business trusts which were solely formed in connection with BankAtlantic Bancorp’s issuance of its trust preferred securities. The statutory business trusts’ condensed combined statements of financial condition as of December 31, 2008 and 2007 and condensed combined statements of operation for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands):

	As of December 31,
	2008	2007

Statement of Financial Condition
Junior subordinated debentures	$294,195	294,195
Other assets	1,035	1,072

Total Assets	$295,230	295,267

Trust preferred securities	$285,375	285,375
Other liabilities	1,035	1,072

Total Liabilities	286,410	286,447
Common securities	8,820	8,820

Total Liabilities and Equity	$295,230	295,267

	For the Years Ended
	December 31,
	2008	2007	2006

Statement of Operations
Interest income from subordinated debentures	$20,197	22,274	20,913
Interest expense	(19,596)	(21,612)	(20,286)

Net income	$601	662	627

For the years ended December 31, 2008, 2007 and 2006, BankAtlantic Bancorp received dividends from unconsolidated affiliates of $0.6 million, $1.2 million and $1.0 million, respectively.

18.	Deposits

The weighted average nominal interest rate payable on deposit accounts at December 31, 2008 and 2007 was 1.41% and 3.22%, respectively. The stated rates and balances on deposits were (dollars in thousands):

	As of December 31,
	2008		2007
	Amount	Percent	Amount	Percent

Interest free checking	$741,691	18.89%	824,211	20.85%
Insured money fund savings
0.70% at December 31, 2008	427,762	10.89
2.45% at December 31, 2007,			624,390	15.79
NOW accounts
0.50% at December 31, 2008	992,762	25.28
1.50% at December 31, 2007,			900,233	22.77
Savings accounts
0.50% at December 31, 2008	419,494	10.68
1.50% at December 31, 2007,			580,497	14.68

Total non-certificate accounts	2,581,709	65.74	2,929,331	74.09

Certificate accounts:
Less than 2.00%	189,528	4.83	16,261	0.41
2.01% to 3.00%	145,188	3.70	52,435	1.33
3.01% to 4.00%	598,461	15.24	164,744	4.17
4.01% to 5.00%	337,885	8.61	445,498	11.27
5.01% to 6.00%	67,108	1.71	339,625	8.59
6.01% to 7.00%	6	—	32	—

Total certificate accounts	1,338,176	34.09	1,018,595	25.77

Total deposit accounts	3,919,885	99.83	3,947,926	99.86

Premium on brokered deposits	(89)	—	—	—
Interest earned not credited to deposit accounts	6,572	0.17	5,479	0.14

Total	$3,926,368	100.00%	3,953,405	100.00%

Interest expense by deposit category was (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Money fund savings and NOW accounts	$17,783	26,031	20,413
Savings accounts	4,994	12,559	2,936
Certificate accounts — below $100,000	21,195	25,512	23,136
Certificate accounts, $100,000 and above	20,856	21,002	13,048
Less early withdrawal penalty	(565)	(628)	(574)

Total	$64,263	84,476	58,959

At December 31, 2008, the amounts of scheduled maturities of certificate accounts were (in thousands):

	For the Years Ended December 31,
Interest Rates	2009	2010	2011	2012	2013	Thereafter

0.00% to 2.00%	$188,928	434	128	—	26	11
2.01% to 3.00%	136,775	6,505	1,342	159	407	—
3.01% to 4.00%	581,465	7,435	3,408	2,718	3,431	4
4.01% to 5.00%	283,391	13,687	6,798	26,576	7,433	—
5.01% to 6.00%	38,579	25,204	699	870	1,757	—
6.01% and greater	6	—	—	—	—	—

Total	$1,229,144	53,265	12,375	30,323	13,054	15

Time deposits of $100,000 and over had the following maturities (in thousands):

December 31,
2008

3 months or less	$259,704
4 to 6 months	159,763
7 to 12 months	170,000
More than 12 months	74,232

Total	$663,699

Included in deposits at December 31, was (in thousands):

	2008	2007

Brokered deposits	$239,888	14,665
Public deposits	243,745	323,879

Total institutional deposits	$483,633	338,544

As of December 31, 2008, BankAtlantic pledged $109.3 million of securities available for sale against public deposits.

19. Advances from Federal Home Loan Bank

At December 31, 2008, the amount of fixed rate FHLB outstanding were (dollars in thousands):

	Weighted	Weighted
	Average	Average
	Maturity	Interest	Outstanding
Advances Maturing During the Year Ended:	Date	Rate	Balance

December 31, 2009	7/10/2009	3.69%	$565,271
December 31, 2010	4/13/2010	2.84%	402,220

Total advances from the FHLB			$967,491

The average interest rate of FHLB advances outstanding during the year ended December 31, 2008 was 3.59% and the average interest rate on FHLB advances at December 31, 2008 was 3.34%.

BankAtlantic’s line of credit with the FHLB is limited to 40% of assets, subject to available collateral, with a maximum term of 10 years. At December 31, 2008, $1.6 billion of 1-4 family residential loans, $137.3 million of commercial real estate loans and $688 million of consumer loans were pledged against FHLB advances. In addition, FHLB stock is pledged as collateral for outstanding FHLB advances. BankAtlantic’s available borrowings under the FHLB line of credit were $672 million as of December 31, 2008.

During the year ended December 31, 2008, BankAtlantic incurred prepayment penalties of $1.6 million upon the repayment of $692 million of FHLB advances. During the year ended December 31, 2006, BankAtlantic incurred prepayment penalties of $1.5 million upon the repayment of $384 million of FHLB advances and recorded a gain of $1.5 million upon the repayment of $100 million of advances.

20.	Federal Funds Purchased and Treasury Borrowings

BankAtlantic established $35 million of lines of credit with other banking institutions for the purchase of federal funds. During 2008, BankAtlantic also participated in a treasury tax and loan program (“TTL”) with the Department of Treasury (the “Treasury”) and a term auction facilities program (“TAF”) with the Federal Reserve Board. Under this Treasury program, the Treasury, at its option, can invest up to $50 million with BankAtlantic at a federal funds rate less 25 basis points. BankAtlantic is also eligible to borrow under the Federal Reserve discount window and had no borrowings under this program at December 31, 2008 and 2007.

At December 31, 2008, BankAtlantic has pledged as collateral for the TAF program $225.4 million of agency securities available for sale, $111.8 million of commercial mortgage loans, and $11.6 million of consumer loans. BankAtlantic pledged $51.4 million of agency securities available for sale as collateral under TTL program. At December 31, 2008 and 2007, the outstanding balance under this TAF program was $236 million and $0, respectively. At December 31, 2008 and 2007 the outstanding balance under this TTL program was $2.3 million and $50 million, respectively.

BankAtlantic’s available borrowings from lines of credit with other banking institutions and access to Treasury borrowings were $82.7 million as of December 31, 2008.

The following table provides information on federal funds purchased, TAF and TTL borrowings (dollars in thousands):

	As of December 31,
	2008	2007	2006

Ending balance	$238,339	108,975	32,026
Maximum outstanding at any month end within period	$238,339	175,000	266,237
Average amount outstanding during period	$78,125	115,334	176,237
Average interest cost during period	2.23%	5.17%	5.17%

21.	Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase represent transactions where BankAtlantic sells a portion of its current investment portfolio (usually MBS’s and REMIC’s) at a negotiated rate and agrees to repurchase the same assets on a specified future date. BankAtlantic issues repurchase agreements to institutions and to its customers. These transactions are collateralized by securities available for sale and investment securities. Customer repurchase agreements are not insured by the FDIC. At December 31, 2008 and 2007, the outstanding balances of customer repurchase agreements were $46.1 million and $58.3 million, respectively. There were no institutional repurchase agreements outstanding at December 31, 2008 and 2007. BankAtlantic had $231 million of un-pledged securities that could be sold or pledged for additional repurchase agreement borrowings.

The following table provides information on the agreements to repurchase (dollars in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Maximum borrowing at any month-end within the period	$55,179	109,430	202,607
Average borrowing during the period	$63,529	73,848	123,944
Average interest cost during the period	2.23%	4.88	4.83
Average interest cost at end of the period	0.12%	3.46	5.17

The following table lists the amortized cost and estimated fair value of securities sold under repurchase agreements, and the repurchase liability associated with such transactions (dollars in thousands):

				Weighted
		Estimated		Average
	Amortized	Fair	Repurchase	Interest
	Cost	Value	Balance	Rate

December 31, 2008(1)
Mortgage-backed securities	$46,689	47,896	41,387	0.12%
REMIC	0	0	0	0.00

Total	$46,689	47,896	41,387	0.00%

December 31, 2007(1)
Mortgage-backed securities	$30,028	30,251	23,468	3.46%
REMIC	37,796	35,398	27,462	3.46

Total	$67,824	65,649	50,930	3.46%

(1)	At December 31, 2008 and 2007, all securities were classified as available for sale and were recorded at fair value in the consolidated statements of financial condition.

All repurchase agreements existing at December 31, 2008 matured and were repaid in January 2009. These securities were held by unrelated broker dealers.

22.	Subordinated Debentures, Notes and Bonds Payable, Secured Borrowings, Junior Subordinated Debentures and Other Liabilities

The following subordinated debentures, notes and bonds payable were outstanding at December 31, 2008 and 2007 (dollars in thousands):

			December 31,			Interest	Maturity
			2008		2007	Rate	Date

BFC borrowings
Revolving Line of Credit			$		—	LIBOR +2.80	December 15, 2007
Mortgage payables				8	29	6.00%	June 2009

Total BFC borrowings				8	29

BankAtlantic borrowings
Subordinated debentures(1)				22,000	22,000	LIBOR + 3.45%	November 7, 2012
Mortgage-Backed Bond				864	4,654	(2)	September 30, 2013

Total BankAtlantic borrowings				22,864	26,654

Woodbridge Borrowings
Land acquisition and development	(a	)		140,034	136,266	From LIBOR	Range from June
mortgage notes payable	(e	)				+2.5% to Fixed	2011 to October
						6.88%	2019
Commercial development	(b	)		71,905	76,278	From LIBOR +	Range from June
mortgage notes payable	(e	)				1.70% to Prime	2009 to July 2010
Borrowing base facility	(c	)		37,458	39,674	Prime	March 2011
Other mortgage notes payable	(d	)		11,831	12,027	Fixed 5.47%	April 2015
Development Bonds				3,291	3,350	Fixed from 6%	2035
						to 6.13%
Other borrowings				381	1,143	Fixed from 2.44% to 9.15%	Range from July 2009 to June 2013

Total Woodbridge borrowings				264,900	268,738

Total				$287,772	295,421

(1)	LIBOR interest rates are indexed to 3-month LIBOR and adjust quarterly.

(2)	The bonds adjust semi-annually to the ten year treasury constant maturity rate minus 23 basis points.

(a)	Core Communities’ land acquisition and development mortgage notes payable are collateralized by inventory of real estate and property and equipment with approximate net carrying values aggregating $174.5 million and $159.2 million as of December 31, 2008 and 2007, respectively. Core has a credit agreement with a financial institution which provides for borrowings of up to $88.9 million. This facility matures in June 2011 and has a loan to value limitation of 55%. As of December 31, 2008, $86.9 million was outstanding with no current availability for further borrowing based on available collateral. Core has a credit agreement with a financial institution which provides for borrowings of up to $33.0 million. This facility matures in October 2019. As of December 31, 2008, $23.2 million was outstanding with no current availability for further borrowing based on available collateral. Core has a credit agreement with a financial institution which provides for borrowing of up to $5.0 million. This facility matures in October 2019. As of December 31, 2008, $4.9 million was outstanding, with no current availability for borrowing based on available collateral. These notes accrue interest, payable monthly, at fixed and varying rates and are tied to various indices as noted above. For certain notes, principal payments are required monthly or quarterly as the note dictates. Core had a $50.0 million revolving credit facility with a loan to value limitation of 75% for construction financing for the development of the Tradition Hilton Head master-planned community which was subsequently modified in 2008 to $25.0 million. This agreement had a provision that required additional principal payments, known as curtailment payments, in the event that actual sales were below the contractual requirements. A curtailment payment of $14.9 million was paid in January 2008. On June 27, 2008, Core modified this loan agreement, terminating the revolving feature of the loan and reducing an approximately $19 million curtailment payment due in June 2008 to $17.0 million, $5.0 million of which was paid in June 2008. The loan was further modified in December 2008, reducing the loan to $25 million, eliminating the curtailment requirements, extending the loan to February 2012 and increasing the rate to Prime Rate plus 1%, with a floor of 5.00%, and the establishment of an interest reserve classified as restricted cash. As of December 31, 2008, $25.0 million was outstanding, with no current availability for borrowing based on available collateral. The facility is due and payable on February 28, 2012.

(b)	Core Communities has three credit agreements with a financial institution which provide for borrowings of up to $80.3 million. As of December 31, 2008, $71.9 million was outstanding, with no current availability for further borrowing based on available collateral. These credit agreements required debt service coverage ratios of up to 1.15. Core also has a credit agreement with a financial institution which provides for borrowing of up to $64.3 million. This facility matures in June 2009 and, as of December 31, 2008 $58.3 million was outstanding with no current availability for borrowing based on available collateral. In July 2008, one of these credit agreements was refinanced by a $9.1 million construction loan. The new loan has an interest rate of 30-day LIBOR plus 210 basis points or Prime Rate, a maturity date of July 2010 with a one year extension subject to certain conditions and has an outstanding balance of $8.9 million at December 31, 2008. In 2008, Core extended the maturity of another $6.9 million credit agreement from June 2008 to June 2010, which had an outstanding balance of $4.7 million at December 31, 2008. These notes accrue interest at varying rates tied to various indices as noted above and interest is payable monthly. For certain notes, principal payments are required monthly. Core Communities’ commercial development mortgage notes payable are collateralized by commercial property with approximate net carrying values aggregating $96.1 million and $103.2 million as of December 31, 2008 and 2007, respectively.

(c)	Levitt and Sons had a $100.0 million revolving working capital, land acquisition, development and residential construction borrowing base facility agreement with 75% loan to value limitation and borrowed $30.2 million under the facility (the “Carolina Oak Loan”). The proceeds were used to finance the inter-company purchase of a 150 acre parcel in Tradition Hilton Head from Core Communities and to refinance a $15.0 million line of credit. In October 2007, in connection with Woodbridge’s acquisition from Levitt and Sons of the membership interests in Carolina Oak, Woodbridge became the obligor for the entire Carolina Oak Loan $34.1 million outstanding balance at the time of acquisition. The Carolina Oak Loan was modified in connection with the acquisition and had an outstanding balance of $37.5 million at December 31, 2008. The Carolina Oak Loan is collateralized by a first mortgage on the 150 acre parcel in Tradition, Hilton Head which had approximate net carrying values aggregating $27.6 million and $38.5 million as of December 31, 2008 and 2007, respectively. The Carolina Oak Loan is due and payable on March 21, 2011 and may be extended at the lender’s sole discretion on the anniversary date of the facility. Interest accrues at the Prime Rate and is payable monthly. At December 31, 2008, there was no availability to draw on this facility based on available collateral.

(d)	Woodbridge entered into a mortgage note payable agreement with a financial institution in March 2005 to repay the bridge loan used to temporarily fund Woodbridge’s purchase of an office building in Fort Lauderdale. This note payable is collateralized by the office building which had approximate net carrying values aggregating $13.7 million and $14.2 million as of December 31, 2008 and 2007, respectively. The note payable contains a balloon payment requirements of approximately $10.4 million at the maturity date in April 2015. Principal and interest are payable monthly.

(e)	Core Communities’ credit facilities generally require it to maintain minimum net worth and minimum working capital levels, the most restrictive of which is a minimum net worth of $75 million and minimum liquidity of $7.5 million.

Some of Woodbridge’s subsidiaries have borrowings which contain covenants that, among other things, require the subsidiary to maintain financial ratios and a minimum net worth. These requirements may limit the amount of debt that the subsidiaries can incur in the future and restrict the payment of dividends from its subsidiaries to Woodbridge Holdings Corporation. The loan agreements generally require repayment of specified amounts upon a sale of a portion of the property collateralizing the debt. The land acquisition and development mortgage notes payable, commercial development mortgage notes payable and the borrowing base facility all have loan to value limitations. The commercial development mortgage notes payable also have debt service coverage ratio limitations. At December 31, 2008, Woodbridge was in compliance with all loan agreement financial requirements and covenants. See Note 26 for further information relating on Core’s debt covenants.

BankAtlantic Bancorp and Woodbridge had the following junior subordinated debentures outstanding at December 31, 2008 and 2007 (in thousands):

		December 31,				Beginning
		2008	2007			Optional
	Issue	Outstanding	Outstanding	Interest	Maturity	Redemption
Junior Subordinated Debentures	Date	Amount	Amount	Rate	Date	Date

BBX Capital Trust I(A)	06/26/2007	$25,774	25,774	LIBOR + 1.45%	09/15/2037	09/15/2012
BBX Capital Trust II(A)	09/20/2007	5,155	5,155	LIBOR + 1.50%	12/15/2037	12/15/2012
BBX Capital Trust II	03/05/2002	57,088	57,088	8.50%	03/31/2032	03/31/2007
BBX Capital Trust III	06/26/2002	25,774	25,774	LIBOR + 3.45%	06/26/2032	06/26/2007
BBX Capital Trust IV	09/26/2002	25,774	25,774	LIBOR + 3.40%	09/26/2032	09/26/2007
BBX Capital Trust V	09/27/2002	10,310	10,310	LIBOR + 3.40%	09/30/2032	09/27/2007
BBX Capital Trust VI	12/10/2002	15,450	15,450	LIBOR + 3.35%	12/10/2032	12/10/2007
BBX Capital Trust VII	12/19/2002	25,774	25,774	LIBOR + 3.25%	12/19/2032	12/19/2007
BBX Capital Trust VIII	12/19/2002	15,464	15,464	LIBOR + 3.35%	01/07/2033	12/19/2007
BBX Capital Trust IX	12/19/2002	10,310	10,310	LIBOR + 3.35%	01/07/2033	12/19/2007
BBX Capital Trust X	03/26/2003	51,548	51,548	LIBOR + 3.15%	03/26/2033	03/26/2008
BBX Capital Trust XI	04/10/2003	10,310	10,310	LIBOR + 3.25%	04/24/2033	04/24/2008
BBX Capital Trust XII	03/27/2003	15,464	15,464	LIBOR + 3.25%	04/07/2033	04/07/2008

Total BankAtlantic Bancorp		294,195	294,195

Unsecured junior subordinated debentures — Levitt Capital Trust I (“LCT I”)	03/15/2005	23,196	23,196	From fixed 8.11% to LIBOR + 3.85%	03/01/2035	3/15/2010
Unsecured junior subordinated debentures — Levitt Capital Trust II (“LCT II”)	05/04/2005	30,928	30,928	From fixed 8.09% to LIBOR + 3.80%	06/30/2035	05/04/2010
Unsecured junior subordinated debentures — Levitt Capital Trust III (“LCT III”)	06/01/2006	15,464	15,464	From fixed 9.25% to LIBOR + 3.80%	06/30/2036	06/30/2011
Unsecured junior subordinated debentures — Levitt Capital Trust IV (“LCTIV”)	07/18/2006	15,464	15,464	From fixed 9.35% to LIBOR + 3.80%	09/30/2036	09/30/2011

Total Woodbridge		85,052	85,052

Purchase Accounting		(3,143)	(24)

Total Junior Subordinated Debentures		$376,104	379,223

Annual maturities of junior subordinated debentures and other debt outstanding at December 31, 2008 are as follows (in thousands):

Consolidated
December 31, 2008

Year ended December 31,
2009	$3,575
2010	8,713
2011	188,520
2012	48,309
2013	2,129
Thereafter	412,630

$663,876

BankAtlantic Bancorp Junior Subordinated Debentures

BankAtlantic Bancorp has formed thirteen statutory business trusts (“Trusts”) which were formed for the purpose of issuing Trust Preferred Securities (“trust preferred securities”) and investing the proceeds thereof in junior subordinated debentures of BankAtlantic Bancorp. The trust preferred securities are fully and unconditionally guaranteed by BankAtlantic Bancorp. The Trusts used the proceeds from issuing trust preferred securities and the issuance of its common securities to BankAtlantic Bancorp to purchase junior subordinated debentures from BankAtlantic Bancorp. Interest on the junior subordinated debentures and distributions on the trust preferred securities are payable quarterly in arrears. Distributions on the trust preferred securities are cumulative and are based upon the liquidation value of the trust preferred security. BankAtlantic Bancorp has the right, at any time, as long as there are no continuing events of default, to defer payments of interest on the junior subordinated debentures for a period not exceeding 20 consecutive quarters; but not beyond the stated maturity of the junior subordinated debentures. As of December 31, 2008 no interest had been deferred. In February and March 2009, BankAtlantic Bancorp notified the trustees of the junior subordinated debentures that it has elected to defer interest payments for the next regularly scheduled quarterly interest payment dates. The deferral election will begin with respect to regularly scheduled quarterly interest payments aggregating $3.9 million that would otherwise have been made in March and April of 2009. Interest will continue to accrue on the junior subordinated debentures and on the deferred interest and BankAtlantic Bancorp will continue to recognize interest expense in its statement of operations. During the deferral period, distributions will likewise be deferred on the trust preferred securities. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. BankAtlantic Bancorp has the right to redeem the junior subordinated debentures after five years from issuance and in some instances sooner. The redemption of the subordinated debentures is subject to BankAtlantic Bancorp having received regulatory approval, if required under applicable capital guidelines or regulatory policies.

BankAtlantic

In October 2002, BankAtlantic issued $22 million of floating rate subordinated debentures due 2012. The subordinated debentures pay interest quarterly and are currently redeemable at a price based upon then-prevailing market interest rates. The subordinated debentures were issued by BankAtlantic in a private transaction as part of a larger pooled securities offering. The subordinated debentures qualify for inclusion in BankAtlantic’s total risk based capital.

During the year ended December 31, 2008, the holder of a mortgage-backed bond issued by a financial institution acquired by BankAtlantic agreed to accept a $2.8 million payment for the retirement of $3.1 million in mortgage-backed bonds. Included in the Company’s Consolidated Statement of Operations in Financial Services — cost associated with debt redemption is a $0.3 million gain from the early extinguishment of the mortgage-backed bond. BankAtlantic pledged $3.7 million of residential loans as collateral for the outstanding balance of the mortgage-back bond as of December 31, 2008.

BankAtlantic Bancorp Indentures

The indentures relating to the debentures (including those related to the junior subordinated debentures) contain certain customary covenants found in indentures under the Trust Indenture Act, including covenants with respect to the payment of principal and interest, maintenance of an office or agency for administering the debentures, holding of funds for payments on the debentures in trust, payment by BankAtlantic Bancorp of taxes and other claims, maintenance by BankAtlantic Bancorp of its properties and its corporate existence and delivery of annual certifications to the trustee.

Woodbridge Junior Subordinated Debentures

Woodbridge formed four statutory business trusts which issued trust preferred securities to third parties and trust common securities to Woodbridge and used the proceeds to purchase an identical amount of junior subordinated debentures from Woodbridge. Interest on the junior subordinated debentures and distributions on these trust preferred securities are payable quarterly in arrears at the fixed rate as described in the above table until the optional redemption date and thereafter at the floating rate as specified in the above table until the corresponding scheduled maturity date. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The junior subordinated debentures are redeemable in whole or in part at Woodbridge’s option at any time after five years from the issue date or sooner following certain specified events.

Woodbridge Development Bonds Payable

In connection with the development of certain of Core’s projects, community development, special assessment or improvement districts have been established and may utilize tax-exempt bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements near or at these communities. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district, and a priority assessment lien may be placed on benefited parcels to provide security for the debt service. The bonds, including interest and redemption premiums, if any, and the associated priority lien on the property are typically payable, secured and satisfied by revenues, fees, or assessments levied on the property benefited. Core is required to pay the revenues, fees, and assessments levied by the districts on the properties it still owns that are benefited by the improvements. Core may also be required to pay down a specified portion of the bonds at the time each unit or parcel is sold. The costs of these obligations are capitalized to inventory during the development period and recognized as cost of sales when the properties are sold.

Core’s bond financing at December 31, 2008 and 2007 consisted of district bonds totaling $218.7 million with outstanding amounts of approximately $130.5 million and $82.9 million, respectively. Further, at December 31, 2008 and 2007, there was approximately $82.4 million and $129.5 million, respectively, available under these bonds to fund future development expenditures. Bond obligations at December 31, 2008 mature in 2035 and 2040. As of December 31, 2008, Core owned approximately 16% of the property subject to assessments within the community development district and approximately 91% of the property subject to assessments within the special assessment district. During the years ended December 31, 2008, 2007 and 2006, Core recorded approximately $584,000, $1.3 million and $1.7 million, respectively, in assessments on property owned by it in the districts. Core is responsible for any assessed amounts until the underlying property is sold and will continue to be responsible for the annual assessments if the property is never sold. In addition, Core has guaranteed payments for assessments under the district bonds in Tradition, Florida which would require funding if future assessments to be allocated to property owners are insufficient to repay the bonds. Management of Core has evaluated this exposure based upon the criteria in SFAS No. 5, “Accounting for Contingencies”, and has determined that there have been no substantive changes to the projected density or land use in the development subject to the bond which would make it probable that Core would have to fund future shortfalls in assessments.

In accordance with EITF Issue No. 91-10, “Accounting for Special Assessments and Tax Increment Financing”, Woodbridge records a liability for the estimated developer obligations that are fixed and determinable and user fees that are required to be paid or transferred at the time the parcel or unit is sold to an end user. At December 31, 2008 and 2007, the liability related to developer obligations was $3.3 million at each period end associated with Core’s ownership of the property and is recorded in the Consolidated Statements of Financial Condition.

BFC Borrowings

Other Liabilities

Approximately $4.8 million is included in other liabilities at December 31, 2008 and 2007 representing amounts due in connection with the settlement of a class action litigation that arose in connection with exchange transactions that the Company entered into in 1989 and 1991. The Company is required to repay this obligation as settlement holders submit their claims to the Company. During the years ended December 31, 2008, 2007 and 2006, the Company paid claims of approximately $10,300, $17,900 and $9,900, respectively, related to this obligation.

23.	Stock Based Compensation

BFC’s Stock Option Plans and Restricted Stock

BFC (without consideration or reference to BankAtlantic Bancorp and Woodbridge) has a stock based compensation plan (the “2005 Stock Incentive Plan”) under which restricted unvested stock, incentive stock options and non-qualifying stock options are awarded. Under the 2005 Stock Incentive Plan, up to 3,000,000 shares of Class A Common Stock may be issued through restricted stock awards and upon the exercise of options granted under the Plan. BFC may grant incentive stock options only to its employees (as defined in the 2005 Stock Incentive Plan). BFC may grant non-qualified stock options and restricted stock awards to directors, independent contractors and agents as well as employees.

BFC also had a stock based compensation plan (“1993 Plan”) which expired in 2004. No future grants can be made under the 1993 Plan; however, any previously issued options granted under that plan remain effective until either they expire, are forfeited or are exercised. BFC’s 1993 Plan provided for the grant of stock options to purchase shares of BFC’s Class B Common Stock. The 1993 Plan provided for the grant of both incentive stock options and non-qualifying options and the maximum term of the options was ten years.

Share-based compensation costs are recognized based on the grant date fair value. The grant date fair value for stock options is calculated using the Black-Scholes option pricing model net of an estimated forfeitures rate and recognizes the compensation costs for those options expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of five years. BFC based its estimated forfeiture rate of its unvested options on its historical experience.

Assumptions used in estimating the fair value of employee options granted subsequent to January 1, 2006 were formulated in accordance with guidance under SFAS 123R and the guidance provided by the Securities and Exchange Commission (“SEC”) in Staff Accounting Bulletin No. 107 (“SAB 107”). As part of this assessment, management determined that volatility should be based on the Company’s Class A Common Stock and derived from historical price volatility using prices for the period after the Class A Common Stock began trading on the NASDAQ National Market (the Class A Common Stock currently trades on Pink Sheets Electronic OTC Markets) through the grant date. The expected term of an option is an estimate as to how long the option will remain outstanding based upon management’s expectation of employee exercise and post-vesting forfeiture behavior. Because there were no recognizable patterns, the simplified guidance in SAB 107 was used to determine the estimated term of options issued subsequent to the adoption of SFAS 123R. Based on this guidance, the term was estimated to be the midpoint of the vesting term and the contractual term. The estimate of a risk-free interest rate is based on the U.S. Treasury implied yield curve in effect at the time of grant with a remaining term equal to the expected term. BFC has never paid cash dividends and does not currently intend to pay cash dividends, and therefore a 0% dividend yield was assumed.

The option model used to calculate the fair value of the options granted was the Black-Scholes model. The table below presents the weighted average assumptions used to value options granted to employees and non-employee directors. No options were granted to employees for the year ended December 31, 2008.

	Weighted Average
	for the Twelve Months Ended
	December 31,
	2007	2006

Employees
Expected volatility	43.05%	44.22%
Expected dividends	0%	0%
Expected term (in years)	7.5	7.5
Average risk-free interest rate	4.94%	5.01%
Option value	$2.34	$3.54

	Weighted Average
	for the Twelve Months Ended
	December 31,
	2008	2007

Non-Employees-Directors
Volatility	50.81%	43.05%
Expected dividends	0.00%	0.00%
Expected term (in years)	5.00	5.00
Risk-free rate	3.35%	4.89%
Option value	$0.40	$1.99

The following table sets forth information on outstanding options:

		Weighted	Weighted
		Average	Average	Aggregate
	Outstanding	Exercise	Remaining	Intrinsic
	Options	Price	Contractual Term	Value ($000)

Outstanding at December 31, 2005	5,299,569	$2.92	3.12
Exercised	(3,928,982)	2.32
Forfeited	—	0.00
Expired	—	0.00
Granted	236,500	6.36

Outstanding at December 31, 2006	1,607,087	$4.88	6.25	$—
Exercised	(129,769)	1.45
Forfeited	(18,397)	4.99
Expired	—	0.00
Granted	264,296	4.44

Outstanding at December 31, 2007	1,723,217	$5.07	6.31	$—
Exercised	—	0.00
Forfeited	(30,000)	6.04
Expired	(147,407)	3.68
Granted	252,150	0.83

Outstanding at December 31, 2008	1,797,960	$4.57	6.35	$—

Exercisable at December 31, 2008	881,158	$1.89	5.83	$—

Available for grant at December 31, 2008	2,015,804

The weighted average grant date fair value of options granted during 2008, 2007 and 2006 was $0.40, $2.34, and $3.54, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 was $0, $328,000 and $13.6 million, respectively.

Total unearned compensation cost related to BFC’s unvested stock options was $1.2 million at December 31, 2008. The cost is expected to be recognized over a weighted average period of 1.77 years.

In 2007, BFC received net proceeds of approximately $188,000 upon the exercise of stock options. In 2006, 1,278,985 shares of BFC Class A Common Stock with a fair value of $7.4 million and 1,068,572 shares of BFC Class B Common Stock with a fair value of $5.9 million, were accepted by BFC as consideration for the exercise price of stock options and optionees’ minimum statutory withholding taxes related to option exercises. No options were exercised for the year ended December 31, 2008.

In accordance with SFAS 123R, excess tax benefits are recognized in the financial statements upon actual realization of the related tax benefit. At December 31, 2008, BFC’s excess tax benefit of approximately $4.7 million was not recognized and will not be recognized until such deductions are utilized to reduce taxes payable.

The following is a summary of BFC’s restricted stock activity:

		Weighted
	Unvested	Average
	Restricted	Grant Date
	Stock	Fair Value

Outstanding at December 31, 2005	11,262	$5.52
Granted	30,028	6.66
Vested	(26,276)	6.29
Forfeited	—	—

Outstanding at December 31, 2006	15,014	$6.65
Granted	22,522	4.44
Vested	(28,152)	3.71
Forfeited	—	—

Outstanding at December 31, 2007	9,384	$5.62
Granted	120,480	0.83
Vested	(79,664)	0.60
Forfeited	—	—

Outstanding at December 31, 2008	50,200	$1.26

BFC recognized vested restricted stock compensation cost of approximately $100,000, $158,000 and $200,000 for the years ended December 31, 2008, 2007 and 2006 respectively.

In June 2008, the Board of Directors granted to non-employee directors 120,480 shares of restricted stock under the 2005 Stock Incentive Plan. Restricted stock was granted in Class A Common Stock and vests monthly over the twelve-month service period. The fair value of the 120,480 shares of restricted stock granted on June 2, 2008 was approximately $100,000, and the cost is expected to be recognized over the 12 month service period from June 2008 through May 2009.

BankAtlantic Bancorp Restricted Stock and Stock Option Plan:

	Stock Option Plans
	Maximum	Shares	Class of	Vesting	Type of
	Term	Authorized(3)	Stock	Requirements	Options(2)

1996 Stock Option Plan	10 years	449,219	Class A	5 Years(1)	ISO, NQ
1999 Non-qualifying Stock Option Plan	10 years	172,500	Class A	(1)	NQ
1999 Stock Option Plan	10 years	172,500	Class A	(1)	ISO, NQ
2000 Non-qualifying Stock Option Plan	10 years	340,830	Class A	immediately	NQ
2001 Amended and Restated Stock Option Plan	10 years	783,778	Class A	5 Years(1)	ISO, NQ
2005 Restricted Stock and Option Plan(4)	10 years	1,200,000	Class A	5 Years(1)	ISO, NQ

(1)	Vesting is established by the BankAtlantic Bancorp Compensation Committee in connection with each grant of options or restricted stock. All directors’ stock options vest immediately.

(2)	ISO — Incentive Stock Option NQ — Non-qualifying Stock Option

(3)	During 2001 all shares remaining available for grant under all stock options plans except the 2001 stock option plan were canceled. During 2005 all shares remaining available for grant under the 2001 stock option plan were canceled.

(4)	The 2005 Restricted Stock and Option Plan provides that up to 1,200,000 shares of BankAtlantic Bancorp Class A common stock may be issued for restricted stock awards and upon the exercise of options granted under the Plan.

The following is a summary of BankAtlantic Bancorp’s Class A restricted stock activity:

	Class A	Weighted
	Non-vested	Average
	Restricted	Grant date
	Stock	Fair Value

Outstanding at December 31, 2005	26,527	$40.00
Vested	(6,965)	55.60
Forfeited	—	—
Granted	6,278	73.68

Outstanding at December 31, 2006	25,840	43.95
Vested	(7,583)	48.93
Forfeited	—	—
Granted	12,432	42.18

Outstanding at December 31, 2007	30,689	42.01

Vested	(10,295)	33.77
Forfeited	—	—
Granted	5,455	9.70

Outstanding at December 31, 2008	25,849	$38.47

As of December 31, 2008, approximately $0.7 million of total unrecognized compensation cost was related to non-vested restricted stock compensation. The cost is expected to be recognized over a weighted-average period of approximately 2 years. The fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $0.1 million, $0.4 million and $0.6 million, respectively.

BankAtlantic Bancorp formulated its assumptions used in estimating the fair value of its employee options granted subsequent to January 1, 2006 in accordance with guidance under SFAS 123R and the guidance provided by the SEC in Staff Accounting Bulletin No. 110 (“SAB 110”). As part of this assessment, management determined that the historical volatility of BankAtlantic Bancorp’s stock should be adjusted to reflect the spin-off of Levitt Corporation (“Levitt”) on December 31, 2003 because BankAtlantic Bancorp’s historical volatility prior to the Levitt spin-off was not a good indicator of future volatility. Management reviewed BankAtlantic Bancorp’s stock volatility subsequent to the Levitt spin-off along with the stock volatility of other companies in its peer group. Based on this information, management determined that BankAtlantic Bancorp’s stock volatility was similar to its peer group subsequent to the Levitt spin-off. As a consequence, management estimates BankAtlantic Bancorp’s stock volatility over the estimated life of the stock options granted using peer group experiences instead of BankAtlantic Bancorp’s historical data for the years ended December 31, 2007 and 2006. During the year ended December 31, 2008, BankAtlantic Bancorp’s stock price exhibited higher volatility than its peer group. As a consequence, BankAtlantic Bancorp began using its historical volatility as an indicator of future volatility. As part of its adoption of SFAS 123R, BankAtlantic Bancorp examined its historical pattern of option exercises in an effort to determine if there were any patterns based on certain employee populations. From this analysis, BankAtlantic Bancorp could not identify any employee population patterns in the exercise of its options. As such, BankAtlantic Bancorp used the guidance of SAB 107 to determine the estimated term of options issued subsequent to the adoption of SFAS 123R. Based on this guidance, the estimated term was deemed to be the midpoint of the vesting term and the contractual term ((vesting term + original contractual term)/2).

The table below presents the weighted average assumptions used to value options granted to BankAtlantic Bancorp employees and directors.

	Weighted Average
	2008	2007	2006

Volatility	46.09%	29.44%	31.44%
Expected dividends	1.03%	1.75%	1.03%
Expected term (in years)	5.00	7.23	7.45
Risk-free rate	3.29%	4.92%	5.19%

The following is a summary of BankAtlantic Bancorp’s Class A common stock option activity:

		Weighted	Weighted
	Class A	Average	Average	Aggregate
	Outstanding	Exercise	Remaining	Intrinsic
	Options	Price	Contractual Term	Value ($000)

Outstanding at December 31, 2005	1,207,851	$45.40	5.7
Exercised	(291,948)	20.65
Forfeited	(51,955)	67.90
Expired	(6,420)	46.49
Granted	190,254	73.75

Outstanding at December 31, 2006	1,047,782	56.45	6.4
Exercised	(88,227)	27.75
Forfeited	(75,486)	67.95
Expired	(15,820)	59.25
Granted	196,249	46.79

Outstanding at December 31, 2007	1,064,498	56.17	6.2
Exercised	(6,630)	15.60
Forfeited	(126,678)	74.81
Expired	(111,526)	30.50
Granted	75,954	9.70

Outstanding at December 31, 2008	895,618	53.09	5.8	$—

Exercisable at December 31, 2008	441,589	$31.87	4.4	$—

Available for grant at December 31, 2008	704,726

The weighted average grant date fair value of options granted during the years 2008, 2007 and 2006 was $3.95, $16.00, and $29.95, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006, was $25,000, $2.1 million and $14.0 million, respectively.

Total unearned compensation cost related to BankAtlantic Bancorp’s nonvested Class A common stock options was $4.3 million at December 31, 2008. The cost is expected to be recognized over a weighted average period of 2.2 years.

Included in the Company’s Statement of Operations in Financial Services compensation expense was $1.8 million, $4.5 million and $5.1 million of share-based compensation expense for the years ended December 31, 2008, 2007 and 2006, respectively. The recognized tax benefit associated with the compensation expense was $0, $1.8 million and $0.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Woodbridge Restricted Stock and Stock Option Plan

On May 11, 2004, Woodbridge’s shareholders approved the 2003 Levitt Corporation Stock Incentive Plan. In March 2006, subject to shareholder approval, the Board of Directors of Woodbridge approved the amendment and restatement of Woodbridge’s 2003 Stock Incentive Plan to increase the maximum number of shares of Woodbridge’s Class A common stock, $0.01 par value, that may be issued for restricted stock awards and upon the exercise of options under the plan from 1,500,000 to 3,000,000 shares. Woodbridge’s shareholders approved the Amended and Restated 2003 Stock Incentive Plan (“Incentive Plan”) on May 16, 2006.

The maximum term of options granted under the Incentive Plan is 10 years. The vesting period for each grant is established by Woodbridge’s Compensation Committee of the Board of Directors. The vesting period for employees is generally five years utilizing cliff vesting. All options granted to directors vest immediately.

Option awards issued to date become exercisable based solely on fulfilling a service condition. Since the inception of the Incentive Plan there have been no expired stock options.

Stock option activity under the Incentive Plan for the years ended December 31, 2007 and 2008 was as follows:

		Weighted	Weighted Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Options	Price	Term	Value
				(Thousands)

Options outstanding at December 31, 2006	378,521	$103.65		$—
Granted	150,489	45.92		—
Exercised	—	—		—
Forfeited	156,478	88.56		—

Options outstanding at December 31, 2007	372,532	$86.66	8.00 years	—
Granted	36,398	6.70		—
Exercised	—	—		—
Forfeited	90,459	81.85		—

Options outstanding at December 31, 2008	318,471	$78.89	7.19 years	$—

Options exercisable at December 31, 2008	69,822	$40.20	8.36 years	$—

Stock options available for equity compensation grants at December 31, 2008	281,529

The fair value for these options was estimated at the date of the grant using the following assumptions:

	Year Ended	Year Ended	Year Ended
	December 31, 2008	December 31, 2007	December 31, 2006

Expected volatility	65.47%	40.05% - 52.59%	37.37% - 39.80%
Expected dividend yield	0.00%	0.00% - 0.83%	0.39% - 0.61%
Risk-free interest rate	4.16%	4.58% - 5.14%	4.57% - 5.06%
Expected life	5 years	5 — 7.5 years	5 — 7.5 years
Forfeiture rate — executives	5%	5%	5%
Forfeiture rate — non-executives	—	10%	10%

Expected volatility is based on the historical volatility of Woodbridge’s stock. Due to the short period of time Woodbridge has been publicly traded, the historical volatilities of similar publicly traded entities are reviewed to validate Woodbridge’s expected volatility assumption. The expected dividend yield is based on an expected quarterly dividend. Historically, forfeiture rates were estimated based on historical employee turnover rates. In 2007, there were substantial forfeitures as a result of the reductions in force related to the bankruptcy of Levitt and Sons. See Note 6 for further explanation. As a result, Woodbridge adjusted their stock compensation to reflect actual forfeitures. In accordance with SFAS No. 123R, companies are required to adjust forfeiture estimates for all awards with performance and service conditions through the vesting date so that compensation cost is recognized only for awards that vest. During the year ended December 31, 2008, there were substantial pre-vesting forfeitures as a result of the reductions in force related to Woodbridge’s restructurings and the bankruptcy of Levitt and Sons. In accordance with SFAS No. 123R, pre-vesting forfeitures result in a reversal of compensation cost whereas a post-vesting cancellation would not.

Non-cash stock compensation expense for the years ended December 31, 2008, 2007 and 2006 related to unvested stock options amounted to $840,000, $1.9 million and $3.1 million, respectively, with an expected or estimated income tax benefit of $548,000, $578,000 and $849,000 respectively. Non-cash stock compensation expense for the years ended December 31, 2008 and December 31, 2007 include $2.1 million and $3.5 million, respectively, of amortization of stock option compensation offset by $1.3 million and $1.6 million, respectively of a reversal of stock compensation previously expensed related to forfeited options. Additionally during 2007, Woodbridge recorded $231,000 of tax benefit related to employees exercising stock options to acquire shares of BankAtlantic Bancorp’s Class A common stock which was granted to Woodbridge’s employees before Woodbridge was spun off from Bancorp.

At December 31, 2008, Woodbridge had approximately $2.4 million of unrecognized stock compensation expense related to outstanding stock option awards which is expected to be recognized over a weighted-average period of 2.3 years.

A summary of Woodbridge’s non-vested stock option activity for the years ended December 31, 2007 and 2008 was as follows:

		Weighted Average	Weighted Average	Aggregate
		Grant Date	Remaining	Intrinsic
	Number of Options	Fair Value	Contractual Term	Value
				(In thousands)

Non-vested at December 31, 2006	358,660	$103.97		$—
Grants	150,489	45.92		—
Vested	13,563	45.80		—
Forfeited	156,478	88.56		—

Non-vested at December 31, 2007	339,108	87.64	7.98 years	—
Grants	36,398	6.70		—
Vested	36,398	6.70		—
Forfeited	90,459	81.85		—

Non-vested at December 31, 2008	248,649	$89.75	6.86 years	$—

Woodbridge also grants shares of restricted Class A Common Stock, valued based on the market price of such stock on the date of grant. Restricted stock is issued primarily to Woodbridge’s directors and typically vests in equal monthly installments over a one-year period. Compensation expense arising from restricted stock grants is recognized using the straight-line method over the vesting period. Unearned compensation for restricted stock is a component of additional paid-in capital in shareholders’ equity in the consolidated statements of financial condition. During the year ended December 31, 2007, Woodbridge granted 1,529 restricted shares of Class A common stock to non-employee directors under the Incentive Plan, having a market price on the date of grant of $45.80 per share. During the year ended December 31, 2008, Woodbridge granted 31,345 restricted shares of Class A common stock to non-employee directors under the Incentive Plan, having a market price on the date of grant of $6.70 per share. The restricted stock vests monthly over a 12 month period. Non-cash stock compensation expense for the years ended December 31, 2008, 2007 and 2006 related to restricted stock awards amounted to $152,000, $81,000 and $150,000, respectively.

24.	Pension, Profit Sharing Plan, 401(k) Plans and Deferred Retirement Agreement

BFC

BFC Defined Contribution 401(k) Plan

During 2006, the BFC 401(k) Plan was merged into the BankAtlantic Security Plus 401(k) Plan. The BankAtlantic 401(k) Plan is a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Employees who have completed 90 days of service and have reached the age of 18 are eligible to participate. During 2008 and 2007, employer match was 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. During the years ended December 31, 2008 and 2007, the Company’s contributions amounted to $118,000 and $146,000, respectively.

BFC Deferred Retirement Agreement

On September 13, 2005, the Company entered into an agreement with Glen R. Gilbert, the Company’s former Chief Financial Officer, pursuant to which the Company agreed to pay him a monthly retirement benefit of $5,672 beginning January 1, 2010, regardless of his actual retirement date. Mr. Gilbert retired as Chief Financial Officer on March 29, 2007. On September 13, 2005, as actuarially determined, BFC recorded the present value of the retirement benefit payment in the amount of $482,444 based upon the monthly retirement benefit of $5,672 payable as a life annuity with 120 payments at 6.5% interest. The interest on the retirement benefit is recognized monthly as compensation expense. At December 31, 2008 and 2007, the deferred retirement obligation balance was approximately $599,000 and $561,000, respectively, which represents the present value of accumulated benefit obligation and is included in Other Liabilities in the Company’s consolidated statements of financial condition. The compensation expense for the years ended December 31, 2008, 2007 and 2006 was approximately $38,000, $35,000 and $33,000, respectively, and is included in BFC Activities Employee Compensation and Benefits in the Company’s consolidated statements of operations.

BankAtlantic Bancorp

Defined Benefit Pension Plan:

At December 31, 1998, BankAtlantic froze its defined benefit pension plan (the “Plan”). All participants in the Plan ceased accruing service benefits beyond that date and became vested. BankAtlantic Bancorp is subject to future pension expense or income based on future actual plan returns and actuarial values of the Plan obligations to employees.

The following tables set forth BankAtlantic Plan’s change in benefit obligation and change in Plan assets at December 31, 2008 and 2007 (in thousands):

	As of December 31,
	2008	2007

Change in benefit obligation
Benefit obligation at the beginning of the year	$28,918	29,620
Interest cost	1,720	1,656
Actuarial loss (gain)	1,549	(1,403)
Benefits paid	(1,037)	(955)

Projected benefit obligation at end of year	31,150	28,918

Change in plan assets
Fair value of Plan assets at the beginning of year	29,104	28,626
Actual return on Plan assets	(10,146)	1,433
Employer contribution	—	—
Benefits paid	(1,037)	(955)

Fair value of Plan assets as of actuarial date	17,921	29,104

Funded status at end of year	$(13,229)	186

Included in the Company’s Statement of Financial Condition in other liabilities as of December 31, 2008 was $13.2 million representing the under-funded pension plan amount as of that date. Included in other assets as of December 31, 2007 was $0.2 million representing the over-funded pension plan amount as of that date.

Amounts recognized in BankAtlantic Bancorp accumulated other comprehensive income without consideration to BFC’s noncontrolling interest consisted of (in thousands):

	As of December 31,
	2008	2007	2006

Net comprehensive loss	$19,690	3,915	4,493

Other information about the Plan is as follows (in thousands):

	As of December 31,
	2008	2007

Projected benefit obligation	$31,150	28,918
Accumulated benefit obligation	31,150	28,918
Fair value of plan assets	17,921	29,104

The table below provides the components of net periodic benefit cost and other amounts recognized in other comprehensive income excluding BFC’s noncontrolling interest (in thousands):

	For the Years Ended
	2008	2007	2006

Interest cost on projected benefit obligation	$1,719	1,656	1,624
Expected return on plan assets	(2,430)	(2,396)	(2,190)
Amortization of unrecognized net gains and losses	463	501	933

Net periodic pension (income) expense(1)	$(248)	(239)	367

Other changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Change in funding status	(13,415)	1,180	2,236
Change in deferred tax assets	(2,112)	(363)	(1,204)

Total recognized net periodic benefit cost and other comprehensive income	$(15,775)	578	1,399

(1)	The estimated net loss for the Plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $1.6 million.

The actuarial assumptions used in accounting for the Plan were:

	For the Years Ended
	December 31,
	2008	2007	2006

Weighted average discount rate used to determine benefit obligation	6.00%	6.00%	5.75%
Weighted average discount rate used to to determine net periodic benefit cost	6.00%	5.75%	5.50%
Rate of increase in future compensation levels	N/A	N/A	N/A
Expected long-term rate of return	8.50%	8.50%	8.50%

Actuarial estimates and assumptions are based on various market factors and are evaluated on an annual basis, and changes in such assumptions may impact future pension costs. The discount rate assumption is based on rates of high quality corporate bonds. The interest rates of high quality corporate bonds remained unchanged from December 31, 2007. The increase in the discount rate at December 31, 2007 reflects higher corporate bond rates at December 31, 2007 compared to corporate bond rates at December 31, 2006. The expected long-term rate of return was estimated using historical long-term returns based on the expected asset allocations. Current participant data was used for the actuarial assumptions for each of the three years ended December 31, 2008. BankAtlantic did not make any contributions to its Plan during the years ended

December 31, 2008, 2007 and 2006. BankAtlantic will be required to contribute $1.6 million to its Plan for the year ended December 31, 2009.

The Plan’s investment policies and strategies are to invest in mutual funds that are rated with at least a 3-star rating awarded by Morningstar at the initial purchase. If a fund’s Morningstar rating falls below a 3-star rating after an initial purchase, it is closely monitored to ensure that its under-performance can be attributed to market conditions rather than fund management deficiencies. Fund manager changes or changes in fund objectives could be cause for replacement of any mutual fund. The Plan also maintains an aggressive growth investment category which includes investments in equity securities and mutual funds. Both public and private securities are eligible for this category of investment, but no more than 5% of total Plan assets at the time of the initial investment may be invested in any one company. Beyond the initial cost limitation (5% at time of purchase), there will be no limitation as to the percentage that any one investment can represent if it is achieved through growth. As a means to reduce negative market volatility, and to invoke a sell discipline for concentrated positions, the Plan has a strategy of selling call options against certain stock positions within the portfolio when considered timely. At December 31, 2008, 3.3% of the Plan’s assets were invested in the aggressive growth category.

The Plan’s targeted asset allocation was 72% equity securities, 25% debt securities and 3% cash during the year ended December 31, 2008. A rebalancing of the portfolio takes place on a quarterly basis when there has been a 5% or greater change from the prevailing benchmark allocation.

The fair values of the Plan’s assets by asset category are as follows (in thousands):

Quoted Prices
in Active Markets
for Identical
Assets
Asset Category	(Level 1)

Cash	$382
Mutual Funds:(1)
US Large Cap Growth	1,581
US Large Cap Value	758
US Large Cap Blend	1,680
US Mid-Cap Growth	450
US Mid-Cap Value	811
US Mid-Cap Blend	638
International Equity	2,784
Balanced	8,235
Common Stock(2)	602

Total pension assets	$17,921

(1)	The Plan maintains diversified mutual funds in order to diversify risks and reduce volatility while achieving the targeted asset mix.

(2)	This category invests in aggressive growth common stocks.

The pension assets were measured using the market valuation technique with level 1 input. Quotes market prices are available for identical securities for the mutual funds and common stock and all the pension assets trade in active markets.

The following benefit payments are expected to be paid (in thousands):

Pension
Expected Future Service	Benefits

2009	$1,269
2010	1,480
2011	1,515
2012	1,570
2013	1,659
Years 2014-2018	9,847

Defined Contribution 401(k) Plan:

The table below outlines the terms of the Security Plus 401(k) Plan and the associated employer costs (dollars in thousands):

	For the Years Ended December 31,
	2008	2007	2006

Employee salary contribution Limit(1)	$15.5	15	15
Percentage of salary limitation	75%	75%	75%
Total match contribution(2)	$2,551	2,930	2,461
Vesting of employer match	Immediate	Immediate	Immediate

(1)	For the year ended December 31, 2008, employees over the age of 50 were entitled to contribute $20,500. For each of the years in the two year period ended December 31, 2007, employees over the age of 50 were entitled to contribute $20,000.

(2)	The employer matched 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions.

BankAtlantic Bancorp Profit Sharing Plan and 2008 Expense Reduction Initiative

BankAtlantic Bancorp established the Profit Sharing Stretch Plan for all employees of BankAtlantic Bancorp and its subsidiaries. The profit sharing awards were paid in cash quarterly during the years ended December 31, 2007 and 2006 and these awards were subject to achieving specific performance goals. During the year ended December 31, 2008, BankAtlantic Bancorp replaced the profit sharing plan with the 2008 Expense Reduction Initiative for all non-executive employees of BankAtlantic Bancorp and its subsidiaries. The awards were subject to achieving certain expense reduction targets. Included in Financial Services — employee compensation and benefits in the consolidated statement of operations during the years ended December 31, 2008, 2007 and 2006 was $2.2 million, $2.0 million and $4.4 million, respectively, of expenses associated with these plans.

Woodbridge

Woodbridge has a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Employees who have completed three months of service and have reached the age of 18 are eligible to participate. During the years ended December 31, 2008, 2007, and 2006, Woodbridge’s contributions to the plan amounted to $302,000, $1.1 million, and $1.3 million, respectively. These amounts are included in Real Estate Development — selling, general and administrative expenses in the accompanying consolidated statements of operations.

25.	Income Taxes

The provision (benefit) for income taxes consisted of (in thousands):

	For the Years Ended December 31,
	2008	2007	2006

Continuing operations	$15,763	(69,012)	(530)
Discontinued operations	—	(3,472)	(8,957)
Extraordinary items	—	1,509	—

Total provision (benefit) for income taxes	$15,763	(70,975)	(9,487)

Continuing operations:
Current:
Federal	$(2,880)	(33,941)	13,511
State	(1)	2	946

	(2,881)	(33,939)	14,457

Deferred:
Federal	14,308	(28,281)	(13,977)
State	4,336	(6,792)	(1,010)

	18,644	(35,073)	(14,987)

Provision (benefit) for income taxes	$15,763	(69,012)	(530)

The Company’s actual provision (benefit) for income taxes from continuing operations differ from the Federal expected income tax provision as follows (dollars in thousands):

	For the Years Ended December 31,
	2008(1)		2007(1)		2006(1)

Income tax provision at expected federal income tax rate of 35%	$(115,309)	(35.00)%	$(112,377)	(35.00)%	$4,263	35.00%
Increase (decrease) resulting from:
Taxes related to subsidiaries not consolidated for income tax purposes	(43,000)	(13.05)	(16,263)	(5.07)	1,508	12.38
Provision (benefit) for state taxes, net of federal effect	(12,949)	(3.93)	(14,510)	(4.52)	(939)	(7.71)
Increase in valuation allowance	190,516	57.83	77,586	24.16	1,694	13.91
Expired NOLs	1,281	0.39	1,595	0.50	—
Loss from Levitt and Sons	(20,981)	(6.37)	—	—
Goodwill impairment adjustment	16,899	5.13	—	—	458	3.76
Tax-exempt interest income	(152)	(0.05)	(4,180)	(1.30)	(5,110)	(41.96)
Other — net	(542)	(0.15)	(863)	(0.27)	(2,404)	(19.74)

Provision for income taxes	$15,763	4.78%	$(69,012)	(21.49)%	$(530)	(4.35)%

(1)	Expected tax is computed based upon income (loss) from continuing operations before noncontrolling interest.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and tax liabilities were (in thousands):

	For the Years Ended December 31,
	2008	2007	2006

Deferred tax assets:
Allowance for loans, REO, tax certificate losses and other reserves, for financial statement purposes	$49,642	38,786	20,546
Federal and State net operating loss carryforward	141,113	51,645	30,191
Investment in Levitt and Sons	46,393	68,339	—
Compensation expensed for books and deferred for tax purposes	779	410	13,099
Real estate held for development and sale capitalized costs for tax purposes in excess of amounts capitalized for financial statement purposes	1,204	2,358	6,579
Real estate valuation	1,295	—	12,889
Accumulated other comprehensive income	2,906	—	896
Share based compensation	3,982	3,073	1,922
Income recognized for tax purposes and deferred for financial statement purposes	7,510	7,228	6,949
Investment in securities	5,965	—	—
Investment in Bluegreen	11,135	—	—
Other	10,337	8,715	5,000

Total gross deferred tax assets	282,261	180,554	98,071
Valuation allowance	(272,765)	(84,028)	(5,035)

Total deferred tax assets	9,496	96,526	93,036

Deferred tax liabilities:
Subsidiaries not consolidated for income tax purposes	—	39,592	55,404
Investment in Bluegreen	—	21,768	19,501
Deferred loan income	1,468	1,993	1,956
Purchase accounting adjustments	427	2,830	1,929
Accumulated other comprehensive income	—	3,618	853
Prepaid pension expense	2,625	2,530	2,438
Property and equipment	3,073	3,789	3,670
Other	1,903	4,077	1,518

Total gross deferred tax liabilities	9,496	80,198	87,269

Net deferred tax asset	—	16,329	5,768
Less net deferred tax asset at beginning of period	(16,329)	(5,768)	10,693
Net deferred tax liability acquired due to purchase accounting	(39)	1,866	—
Implementation of FIN 48	—	(1,798)	—
Increase (decrease) in deferred tax liability from subsidiaries other capital transactions	2,009	14	(177)
Reduction in deferred tax asset associated with Stifel Ryan Beck	—	16,593	—
(Decrease) increase in BFC’s accumulated other comprehensive income	(981)	95	580
Increase in Woodbridge’s accumulated other comprehensive income	—	894	600
(Decrease) increase in BankAtlantic Bancorp accumulated other comprehensive income	(3,304)	4,200	3,161

(Provision) benefit for deferred income taxes	(18,644)	32,424	20,625
Less: Provision (benefit) for deferred income taxes — discontinued operations	—	1,139	(5,638)
Less: Provision for deferred income taxes — extraordinary income	—	1,509	—

Provision (benefit) for deferred income taxes — continuing operations	$(18,644)	35,073	14,987

Activity in the deferred tax asset valuation allowance was (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Balance, beginning of period	$84,028	5,035	3,341
Other comprehensive loss	(2,538)	—	—
Increase in deferred tax valuation allowance	190,516	77,586	1,694
Increase in deferred tax allowance — paid in capital	759	1,407	—

Balance, end of period	$272,765	84,028	5,035

In accordance with SFAS No. 109, BFC and its subsidiaries, BankAtlantic Bancorp and Woodbridge, evaluated their deferred tax assets to determine if valuation allowances were required. In the evaluation, management considers taxable loss carry back availability, expectations of sufficient future taxable income, trends in earnings, existence of taxable income in recent years, the future reversal of temporary differences, and available tax planning strategies that could be implemented, if required. SFAS No. 109 requires that companies assess whether valuation allowances should be established based on the consideration of all available evidence using a more likely than not standard. Based on evaluations, deferred tax valuation allowances of $28.3 million, $90.3 million and $154.1 million were established against the BFC, BankAtlantic Bancorp and Woodbridge, respectively, net deferred tax assets as of December 31, 2008. The deferred tax asset valuation would be reversed when each of the companies and their respective subsidiaries generate sufficient taxable income in the future to utilize the tax benefits of the related deferred tax assets.

At December 31, 2007 and 2006, Woodbridge established a valuation allowance of $78.6 million and $0, respectively. BankAtlantic Bancorp established a valuation allowance of $5.4 million and $4.6 million during the years ended December 31, 2007 and 2006, respectively, as it was BankAtlantic Bancorp management’s assessment that certain State net operating loss (“NOL”) carry-forwards included in deferred tax assets will not be realized. BankAtlantic Bancorp files separate State income tax returns in each State jurisdiction. Certain of BankAtlantic Bancorp’s subsidiaries have incurred significant taxable losses for sustained periods. As a consequence, management believed that it was more-likely-than-not that the State NOL carry forwards associated with these companies will not be realized. BankAtlantic Bancorp’s deferred tax assets of approximately $7.2 million for which it has not established a valuation allowance relate to amounts that can be realized through future reversals of existing taxable temporary differences or through carry-backs to the 2006 tax year. As of December 31, 2008, deferred tax assets includes $98.6 million of BankAtlantic Bancorp’s federal income tax net operating loss carry-forwards that expire in 2028 and $355.8 million of state net operating loss carry forwards that expire from 2016 through 2028.

Prior to December 31, 1996, BankAtlantic was permitted to deduct from taxable income an allowance for bad debts which was in excess of the provision for such losses charged to income. Accordingly, at December 31, 2008, BankAtlantic had $21.5 million of excess allowance for bad debts for which no provision for income tax has been provided. If, in the future, this portion of retained earnings is distributed, or BankAtlantic no longer qualifies as a bank for tax purposes, federal income tax of approximately $7.5 million would be owed.

BankAtlantic Bancorp and its subsidiaries file a consolidated federal income tax return but separate state income tax returns. BankAtlantic Bancorp’s income tax returns for all years subsequent to the 2003 tax year are subject to examination. Various state jurisdiction tax years remain open to examination. BankAtlantic Bancorp’s 2005 and 2007 federal income tax returns are currently under examination by the Internal Revenue Service. No other income tax filings are under examination by any other taxing authority.

Woodbridge valuation allowances of $154.1 million and $78.6 million at December 31, 2008 and 2007, respectively, have been established due to Woodbridge’s significance losses, including losses generated by Levitt and Sons, and significant uncertainties regarding its ability to realize these assets. Woodbridge will be required to update its estimates of future taxable income based upon additional information management obtains and will continue to evaluate the realizability of the net deferred tax asset on a quarterly basis. As of

December 31, 2008, Woodbridge had federal and Florida NOL carryforwards of approximately $191.6 million and $191.2 million, respectively which expire through the year 2028. Woodbridge has established a valuation allowance for its entire deferred tax assets, net of the deferred tax liabilities. Of the total net operating loss carryforwards, approximately $131.8 million were generated by Levitt and Sons after filing for Bankruptcy protection.

In August of 2008, Woodbridge received $29.7 million from the Internal Revenue Service (IRS) in connection with the filing of a refund claim for the carry back to 2005 and 2006 of tax losses incurred in 2007.

Woodbridge is subject to U.S. federal income tax as well as to income tax in multiple state jurisdictions. Woodbridge is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for tax years before 2005. The IRS commenced an examination of Woodbridge’s U.S. income tax return for 2004 in the fourth quarter of 2006 and completed its examination in the first quarter of 2008. The conclusion of the examination resulted in a small refund expected to be received in the second quarter of 2008 and will have an immaterial effect on Woodbridge’s results of operations or financial condition. On January 8, 2009, Woodbridge receive a letter from the IRS that Woodbridge and its subsidiaries has been selected for an examination of the tax periods ending December 31, 2005, 2006 and 2007 in connection with the 2007 tax refund claim. The IRS examination process is in the early planning stage.

BankAtlantic Bancorp and Woodbridge are not included in the Company’s consolidated tax return. BankAtlantic Bancorp and Woodbridge each file their own consolidated tax return and accordingly BFC’s deferred tax assets and liabilities, including net operating loss (“NOLs”) carryforwards are specific to BFC and may not be utilized by BankAtlantic Bancorp and Woodbridge. At December 31, 2008, the Company (excluding BankAtlantic Bancorp and Woodbridge) had estimated state and federal net operating loss (NOL) carryforwards as follows for which a valuation allowance was established at December 31, 2008 (in thousands):

Expiration Year	State	Federal

2011	$1,662	1,831
2012	669	984
2021	806	1,422
2022	824	1,515
2023	2,008	3,792
2024	28,059	34,714
2025	4,964	5,797
2026	18,497	18,531
2027	6,835	6,843
2028	4,748	4,754

Totals	$69,072	80,183

The Company’s NOL carryforwards include approximately $12.3 million that are attributed to the exercise of stock options since SFAS 123R was adopted. In accordance with SFAS 123R, excess tax benefits are recognized in the financial statements upon actual realization of the related tax benefit. At December 31, 2008, BFC’s excess tax benefit of approximately $4.7 million was not recognized and will not be recognized until such deductions are utilized to reduce taxes payable.

BFC’s shift in business strategy, coupled with more recent economic developments caused the Company to reconsider its previously disclosed tax planning strategy wherein the Company had intended to sell BankAtlantic Bancorp Class A Common Stock in order to generate sufficient taxable income to utilize expiring NOLs. Because BFC believes that its best long term potential is more likely to occur through the growth of the companies it controls, BFC’s current business strategy is to hold its investment in BankAtlantic Bancorp indefinitely and no longer intends to pursue such a tax planning strategy. Accordingly, based on the Company’s change in intent as to the expected manner of recovery of its investment in BankAtlantic Bancorp, the Company reversed its deferred tax liability of $29.3 million during the quarter ended September 30, 2008. BFC has the ability and intent to increase its ownership in BankAtlantic Bancorp to a level sufficient to effectuate a tax-free transaction.

The Company also concluded that a valuation allowance was required because based on available evidence it was determined that it is more likely than not that all or some portion of the deferred tax asset will not be realized, and BFC is not generating sufficient taxable income to utilize the benefit of the deferred tax asset. Therefore, the Company established a valuation allowance of approximately $28.3 million in 2008.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). The Company (without consideration of BankAtlantic Bancorp and Woodbridge) had no significant adjustment upon the adoption of this interpretation. The Company’s interest in cumulative adjustments associated with the implementation of FIN 48 by BankAtlantic Bancorp and Woodbridge increased the Company’s retained earnings opening balance and decreased liabilities in the aggregate amount of $121,000. These cumulative-effect adjustments represent the difference between the amount of tax benefits required to be recognized based on the application of FIN 48 and the amount of tax benefits recognized prior to the application of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits primarily associated with BankAtlantic Bancorp and Woodbridge is as follows (in thousands):

	For the Years Ended
	December 31,
	2008	2007

Balance as of beginning of period	$2,559	2,185
Additions based on tax positions related to current year	542	1,322
Additions based on tax positions related to prior year	74	88
Lapse of Statute of Limitations	(575)	—
Reductions of tax positions for prior years	(29)	(1,036)

Balance as of end of period	$2,571	2,559

The recognition of these unrecognized tax benefits of approximately $2.6 million and $2.6 million would result in a 0.14% and 0.14% decrease in the Company’s consolidated effective tax rates for the years ended December 31, 2008 and 2007, respectively. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense

26.	Commitments and Contingencies

The Company is a lessee under various operating leases for real estate and equipment extending to the year 2072. At December 31, 2008, the approximate minimum future rentals under such leases, from continuing operations, for the periods shown are (in thousands):

Year Ending December 31,	Amount

2009	10,503
2010	8,972
2011	7,382
2012	6,404
2013	5,947
Thereafter	69,687

Total	$108,895

The Company incurred rent expense from continuing operations, for the periods shown (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Rental expense for premises and equipment	$14,407	16,191	13,037

In the normal course of its business, BankAtlantic is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and to issue standby and documentary letters of credit. Those instruments involve, to varying degrees, elements of credit risk. BankAtlantic’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and for standby letters of credit written is represented by the contractual amount of those instruments. BankAtlantic uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments and financial instruments with off-balance sheet risk were (in thousands):

	December 31,	December 31,
	2008	2007

BFC Activities
Guaranty agreements	$38,000	59,112
Financial Services
Commitments to sell fixed rate residential loans	25,304	21,029
Commitments to sell variable rate residential loans	—	1,518
Commitments to purchase variable rate residential loans	—	39,921
Commitments to purchase fixed rate residential loans	—	21,189
Commitments to originate loans held for sale	21,843	18,344
Commitments to originate loans held to maturity	16,553	158,589
Commitments to extend credit, including the undisbursed portion of loans in process	597,739	992,838
Standby letters of credit	20,558	41,151
Commercial lines of credit	66,954	96,786
Real Estate Development
Continued Agreement of Indemnity- surety bonds	19,900	19,100
Royalty fee license agreement	923	1,100

BFC Activities

On March 31, 2008, the membership interests of two of the Company’s indirect subsidiaries which owned two South Florida shopping centers were sold to an unaffiliated third party. In connection with the sale of the membership interests, BFC was relieved of its guarantee related to the loans collateralized by the shopping centers, and BFC believes that any possible remaining obligations are both remote and immaterial.

A wholly-owned subsidiary of BFC/CCC, Inc. (“BFC/CCC”) has a 10% interest in a limited partnership as a non-managing general partner. The partnership owns an office building located in Boca Raton, Florida, and in connection with the purchase of such office building in March 2006, BFC/CCC guaranteed repayment of a portion of the non-recourse loan on the property on a joint and several basis with the managing general partner. BFC/CCC’s maximum exposure under this guarantee agreement is $8.0 million (which is shared on a joint and several basis with the managing general partner), representing approximately 35.4% of the current indebtedness of the property, with the guarantee to be partially reduced in the future based upon the performance of the property.

A wholly-owned subsidiary of BFC/CCC has a 10% interest in a limited liability company that owns two commercial properties in Hillsborough County, Florida. In connection with the purchase of the commercial properties in November 2006, BFC and the unaffiliated member each guaranteed the payment of up to a maximum of $5.0 million each for certain environmental indemnities and specific obligations that are not related to the financial performance of the assets. BFC and the unaffiliated member also entered into a cross indemnification agreement which limits BFC’s obligations under the guarantee to acts of BFC and its affiliates. The BFC guarantee represents approximately 19.5% of the current indebtedness collateralized by the commercial properties.

A wholly-owned subsidiary of BFC/CCC has a 50% limited partner interest in a limited partnership that has a 10% interest in a limited liability company that owns an office building in Tampa, Florida. In connection with the purchase of the office building by the limited liability company in June 2007, BFC guaranteed the payment of certain environmental indemnities and specific obligations that are not related to the financial performance of the asset up to a maximum of $15.0 million, or $25.0 million in the event of any petition or involuntary proceedings under the U.S. Bankruptcy Code or similar state insolvency laws or in the event of any transfers of interests not in accordance with the loan documents. BFC and the unaffiliated members also entered into a cross indemnification agreement which limits BFC’s obligations under the guarantee to acts of BFC and its affiliates.

Other than these guarantees, the remaining instruments indicated in the table are direct commitments of BankAtlantic Bancorp or Woodbridge.

Financial Services

Commitments to extend credit are agreements to lend funds to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. BankAtlantic has $195.2 million of commitments to extend credit at a fixed interest rate and $440.9 million of commitments to extend credit at a variable rate. BankAtlantic evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral required by BankAtlantic in connection with an extension of credit is based on management’s credit evaluation of the counter-party.

Standby letters of credit are conditional commitments issued by BankAtlantic to guarantee the performance of a customer to a third party. BankAtlantic standby letters of credit are generally issued to customers in the construction industry guaranteeing project performance. These types of standby letters of credit had a maximum exposure of $14.1 million at December 31, 2008. BankAtlantic also issues standby letters of credit to commercial lending customers guaranteeing the payment of goods and services. These types of standby letters of credit had a maximum exposure of $6.4 million at December 31, 2008. Those guarantees are primarily issued to support public and private borrowing arrangements and generally have maturities of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. BankAtlantic may hold certificates of deposit and residential and commercial liens as collateral for such commitments which are collateralized similar to other types of borrowings. Included in other liabilities at December 31, 2008 was $20,000 of unearned guarantee fees. There were no obligations recorded in the financial statements associated with these guarantees.

BankAtlantic is required to maintain reserve balances with the Federal Reserve Bank. Such reserves consisted of cash and amounts due from banks of $68.1 million and $53.0 million at December 31, 2008 and 2007, respectively.

As a member of the FHLB system, BankAtlantic is required to purchase and hold stock in the FHLB of Atlanta. As of December 31, 2008 BankAtlantic was in compliance with this requirement, with an investment of approximately $54.6 million in stock of the FHLB of Atlanta.

Pursuant to the Ryan Beck sale agreement BankAtlantic Bancorp agreed to indemnify Stifel and its affiliates against any claims of any third party losses attributable to disclosed or undisclosed liabilities that arise out of the conduct or activities of Ryan Beck prior to the Stifel acquisition of Ryan Beck. The indemnification of the third party losses is limited to those losses which individually exceed $100,000, and in the aggregate exceed $3 million with a $20 million limitation on the indemnity. Stifel recently indicated that it believes the threshold for such obligation have been met and BankAtlantic Bancorp has requested information from Stifel in order to determine if any amounts might be owed. Based on the information provided by Stifel, management of BankAtlantic Bancorp believes that the obligation, if any, under the Stifel indemnity will not have a material impact on BankAtlantic Bancorp’s financial statements. The indemnified losses include federal taxes and litigation claims.

BankAtlantic has terminated various operating leases originally executed for store expansion or back-office facilities. In certain lease terminations the landlord consents to the assignment of the lease to a third party; however, BankAtlantic remains secondarily liable for the lease obligation. As of December 31, 2008 BankAtlantic was secondarily liable for $11.5 million of lease payments. BankAtlantic uses the same credit policies in assigning these leases to third parties as it does in originating loans. BankAtlantic recognized a lease guarantee obligation upon the execution of the lease assignment and included in other liabilities at December 31, 2008 was $0.2 million of unamortized lease guarantee obligations.

The FDIC is authorized to raise the assessment rates in certain circumstances, which would affect savings institutions in all risk categories. The FDIC has exercised this authority several times in the past and could raise rates in the future. The FDIC has proposed to adjust, and in certain instances increase, insurance assessment rates for quarters beginning on or after April 1, 2009 as well as impose a special assessment payable September 30, 2009. While the special assessment is under continued discussion, increases in deposit insurance premiums would have an adverse effect on our earnings.

Real Estate Development

Tradition Development Company, LLC, a wholly-owned subsidiary of Core Communities (“TDC”), has an existing advertising agreement with the operator of a Major League Baseball team pursuant to which, among other advertising rights, TDC obtained a royalty-free license to use, among others, the trademark “Tradition Field” at the sports complex located in Port St. Lucie and the naming rights to that complex. The initial term of the agreement terminates on December 31, 2013; provided, however, upon payment of a specified buy-out fee and compliance with other contractual procedures, TDC has the right to terminate the agreement at any time. Required cumulative payments under the agreement through December 31, 2013 are approximately $923,000.

At December 31, 2008 and 2007, Woodbridge had outstanding surety bonds and letters of credit of approximately $8.2 million and $7.1 million, respectively, related primarily to its obligations to various governmental entities to construct improvements in its various communities. Woodbridge estimates that approximately $5.0 million of work remains to complete these improvements and does not believe that any outstanding bonds or letters of credit will likely be drawn upon.

In January of 2009, Core was advised by one of its lenders that they had received an external appraisal on the land that serves as collateral for a development mortgage note payable with an outstanding balance of $86.9 million at December 31, 2008. The appraised value indicates the potential for a remargining payment to bring the note payable back in line with the minimum loan-to-value requirement. The lender is conducting its internal review procedures of the appraisal, including the determination of the appraised value. As of the date hereof, the lender’s evaluation is continuing and until such time as there is final conclusion on the part of the lender, the amount of a possible re-margin, if any, is not determinable.

Levitt and Sons had $33.3 million in surety bonds related to its ongoing projects at the time of the filing of the Chapter 11 Cases. In the event that these obligations are drawn and paid by the surety, Woodbridge could be responsible for up to $11.7 million plus costs and expenses in accordance with the surety indemnity agreements. As of December 31, 2008 and 2007, Woodbridge had $1.1 million and $1.8 million, respectively, in surety bonds accrual at Woodbridge related to certain bonds for which management considers it to be probable that Woodbridge will be required to reimburse the surety under applicable indemnity agreements. During the year ended December 31, 2008, Woodbridge reimbursed the surety $532,000 in accordance with the indemnity agreement for bond claims paid during the period while no reimbursements were made in 2007. It is unclear given the uncertainty involved in the Chapter 11 Cases whether and to what extent the remaining outstanding surety bonds of Levitt and Sons will be drawn and the extent to which Woodbridge may be responsible for additional amounts beyond this accrual. It is unlikely that Woodbridge would have the ability to receive any repayment, assets or other consideration as recovery of any amounts it is required to pay. The expense associated with this accrual is included in other expense in Woodbridge Other Operations segment for the year ended December 31, 2007, due to its non-recurring and unusual nature. In September 2008, a surety filed a lawsuit to require Woodbridge to post $5.4 million of collateral against a portion of the $11.7 million surety bonds exposure in connection with two bonds totaling $5.4 million with respect to which a municipality made claims against the surety. Woodbridge believes that the municipality does not have the right to demand payment under the bonds and initiated a lawsuit against the municipality and does not believe that a loss is probable. Accordingly, Woodbridge did not accrue any amount in connection with this claim as of December 31, 2008. As claims were made on the bonds, the surety requested Woodbridge post a $4.0 million letter of credit as security while the matter is litigated with the municipality, and Woodbridge has complied with that request.

Woodbridge entered into an indemnity agreement in April 2004 with a joint venture partner at Altman Longleaf relating to, among other obligations, that partner’s guarantee of the joint venture’s indebtedness. The liability under the indemnity agreement was limited to the amount of any distributions from the joint venture which exceeded Woodbridge’s original capital and other contributions. Original capital contributions were approximately $585,000 and Woodbridge has received approximately $1.2 million in distributions since 2004. In December 2008, Woodbridge’s interest in the joint venture was sold and it received approximately $182,000 as a result of the sale and Woodbridge was released from any potential obligation of indemnity which may have arisen in connection with the joint venture.

27.	Regulatory Matters

The Company is a unitary savings bank holding company that owns approximately 23% and 100%, respectively, of the outstanding BankAtlantic Bancorp Class A and Class B Common Stock, in the aggregate representing approximately 30% of all the outstanding BankAtlantic Bancorp Common Stock. BankAtlantic Bancorp is the holding company for BankAtlantic by virtue of its ownership of 100% of the outstanding BankAtlantic common stock. BFC is subject to regulatory oversight and examination by the OTS as discussed herein with respect to BankAtlantic Bancorp. BankAtlantic Bancorp is a unitary savings bank holding company subject to regulatory oversight and examination by the OTS, including normal supervision and reporting requirements. The Company is subject to the reporting and other requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). BankAtlantic Bancorp is also subject to the reporting and other requirements of the Exchange Act.

BankAtlantic’s deposits are insured by the FDIC for up to $250,000 for each insured account holder through December 31, 2009 and $100,000 thereafter, the maximum amount currently permitted by law. BankAtlantic has opted to insure its non-interest bearing and interest bearing deposits up to 50 basis point in an unlimited amount pursuant to the FDIC transaction account guarantee program. BankAtlantic is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can cause regulators to initiate certain mandatory and possibly additional discretionary actions that, if undertaken, could have a direct material effect on BankAtlantic’s financial statements. At December 31, 2008, BankAtlantic met all capital adequacy requirements to which it is subject and was considered a well capitalized institution.

The ability of BankAtlantic to pay dividends or make other distributions to BankAtlantic Bancorp in subsequent periods is subject to regulations and OTS approval and is based upon BankAtlantic’s regulatory capital levels and net income. Because BankAtlantic has an accumulated deficit during the prior two years, BankAtlantic is required to file an application to receive approval of the OTS in order to pay dividends to BankAtlantic Bancorp. While the OTS has approved dividends to date the OTS would likely not approve any distribution that would cause BankAtlantic to fail to meet its capital requirements or if the OTS believes that a capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice. There is no assurance that the OTS will approve future capital distributions from BankAtlantic. During the years ended December 31, 2008, 2007 and 2006 BankAtlantic paid $15 million, $20 million and $20 million, respectively, of dividends to BankAtlantic Bancorp. During the years ended December 31, 2008, 2007 and 2006, BFC recognized approximately $208,000, $1.7 million and $2.1 million, respectively, of dividends from BankAtlantic Bancorp. There are no restrictions on the payment of cash dividends by BFC. BFC has never paid cash dividends.

BankAtlantic’s actual capital amounts and ratios are presented in the table (dollars in thousands):

			For Capital		To be Considered
	Actual		Adequacy Purposes		Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2008:
Total risk-based capital	$456,776	11.63%	$314,339	8.00%	$392,923	10.00%
Tier I risk-based capital	385,006	9.80	157,169	4.00	235,754	6.00
Tangible capital	385,006	6.80	84,929	1.50	84,929	1.50
Core capital	385,006	6.80	226,478	4.00	283,098	5.00
As of December 31, 2007:
Total risk-based capital	495,668	11.63	340,998	8.00	426,248	10.00
Tier I risk-based capital	420,063	9.85	170,499	4.00	255,749	6.00
Tangible capital	420,063	6.94	90,821	1.50	90,821	1.50
Core capital	420,063	6.94	242,190	4.00	302,738	5.00

28.	Parent Company Financial Information

The accounting policies of the parent company are generally the same as those described in the summary of significant accounting policies in Note 1. The Company’s investments in venture partnerships, BankAtlantic Bancorp, Woodbridge and wholly-owned subsidiaries in the parent company’s financial statements are presented under the equity method of accounting. The Parent Company Condensed Statements of Financial Condition at December 31, 2008 and 2007 and Condensed Statements of Operations and Condensed Statements of Cash Flows for each of the years in the three-year period ended December 31, 2008 is shown below:

Parent Company Condensed Statements of Financial Condition

	December 31,
	2008	2007
	(In thousands)

Assets
Cash and cash equivalents	$9,218	17,999
Investment securities	97	862
Investment in Benihana Convertible Preferred Stock	16,426	20,000
Investment in venture partnerships	361	864
Investment in BankAtlantic Bancorp, Inc.	66,326	108,173
Investment in Woodbridge Holdings Corporation	35,575	54,637
Investment in and advances to wholly owned subsidiaries	2,323	1,578
Loans receivable	—	3,782
Other assets	835	906

Total assets	$131,161	208,801

Liabilities and Shareholders’ Equity
Advances from and negative basis in wholly owned subsidiaries	$789	3,174
Other liabilities	6,476	7,722
Deferred income taxes	—	13,868

Total liabilities	7,265	24,764

Redeemable 5% Cumulative Preferred Stock	11,029	—
Shareholders’ equity	112,867	184,037

Total liabilities and shareholders’ equity	$131,161	208,801

Parent Company Condensed Statements of Operations

	For the Years Ended December 31,
	2008	2007	2006
	(In thousands)

Revenues	$2,489	3,977	2,232
Expenses	11,405	9,565	8,413

(Loss) before earnings (loss) from subsidiaries	(8,916)	(5,588)	(6,181)
Equity from (loss) earnings in BankAtlantic Bancorp	(56,230)	(7,206)	5,807
Equity from loss in Woodbridge	(22,261)	(39,622)	(1,519)
Equity from earnings (loss) in other subsidiaries	15	(1,083)	(658)

Loss before income taxes	(87,392)	(53,499)	(2,551)
Benefit for income taxes	(14,887)	(19,599)	(1,854)

Loss from continuing operations attributable to BFC	(72,505)	(33,900)	(697)
Equity in subsidiaries’ discontinued operations, net of tax	4,461	1,038	(1,524)
Extraordinary gain, net of tax	9,145	2,403	—

Net loss attributable to BFC	(58,899)	(30,459)	(2,221)
5% Preferred Stock dividends	(750)	(750)	(750)

Net loss allocable to common stock	$(59,649)	(31,209)	(2,971)

Parent Company Statements of Cash Flow

	For the Years Ended
	December 31,
	2008	2007	2006
	(In thousands)

Operating Activities:
Net cash used in operating activities	$(5,508)	(4,505)	(3,041)

Investing Activities:
Proceeds from sale of investment in real estate limited partnership	—	1,000	—
Proceeds from the sale of securities	834	1,336	—
Distribution from partnership	633	—	—
Investment in real estate limited partnership	—	—	(1,000)
Additions to property and equipment	(11)	—	77
Acquisition of Woodbridge Class A shares	—	(33,205)	—
Acquisition of BankAtlantic Bancorp Class A shares	(3,925)	—	—

Net cash used in investing activities	(2,469)	(30,869)	(923)

Financing Activities:
Proceeds from issuance of Class A Common Stock net of issuance costs	—	36,121	—
Proceeds from issuance of Common Stock upon exercise of stock option	—	187	—
Purchase and retirement of the Company’s Class A common stock	(54)	—	—
Payment of the minimum withholding tax upon the exercise of stock options	—	—	(4,154)
5% Preferred Stock dividends paid	(750)	(750)	(750)

Net cash (used in) provided by financing activities	(804)	35,558	(4,904)

(Decrease) increase in cash and cash equivalents	(8,781)	184	(8,868)
Cash at beginning of period	17,999	17,815	26,683

Cash at end of period	$9,218	17,999	17,815

Supplementary disclosure of non-cash investing and financing activities
Net increase (decrease) in shareholders’ equity from the effect
of subsidiaries capital transactions, net of income taxes	$2,398	(101)	(16)
(Decrease) increase in accumulated other comprehensive income, net of taxes	(3,894)	145	926
Decrease in additional paid in capital from the re-classification of the 5% Preferred Stock to Redeemable Preferred Stock	11,029	—	—
Issuance and retirement of Common Stock accepted as consideration for the exercise price of stock options	—	—	4,154
Cumulative effect adjustment upon adoption of FASB Interpretation No. 48	—	121	—

During the year ended December 31, 2008, 2007 and 2006, BFC received dividends from BankAtlantic Bancorp and Woodbridge for a total of approximately $208,000, $1.8 million and $2.4 million, respectively. These dividends are included in operating activities in the Parent Company Condensed Statements of Cash Flow.

In June 2008, BFC (the parent company) increased its investment in a wholly-owned subsidiary by converting a $3.7 million note receivable that was due from a wholly-owned subsidiary into equity in that subsidiary.

In December 2008, the Company recorded an other-than-temporary impairment charge of $3.6 million on its investment in Benihana Convertible Preferred which is included in expenses in the Parent Company Condensed Statements of Operations. See Note 12 for further information.

29.	Noncontrolling Interest

The following table summarizes the noncontrolling interests held by others in the Company’s subsidiaries at December 31, 2008 and 2007 (in thousands):

	December 31,
	2008	2007

BankAtlantic Bancorp	$170,888	351,148
Woodbridge	91,389	207,138
Other subsidiaries	277	664

	$262,554	558,950

The following table summarizes the noncontrolling interests loss (earnings) recognized by others with respect to the Company’s subsidiaries for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	For the Years Ended
	December 31,
	2008	2007	2006

Noncontrolling interest — Continuing Operations:
BankAtlantic Bancorp	$(161,416)	(22,806)	21,072
Woodbridge	(111,307)	(195,325)	(7,643)
Other subsidiaries	12	(34)	(23)

	(272,711)	(218,165)	13,406

Noncontrolling interest — Discontinued Operations:
BankAtlantic Bancorp	12,144	6,122	(9,011)
Woodbridge	—	—	—
Other subsidiaries	—	—	—

	12,144	6,122	(9,011)

Net (loss) income attributable to noncontrolling interest	$(260,567)	(212,043)	4,395

30.	Litigation

Legal Contingencies

In the ordinary course of business, the Company and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its bank operations, lending, tax certificates activities and real estate development activities. Although the Company and its subsidiaries believe it has meritorious defenses in all current legal actions, the outcome of the various legal actions is uncertain. Management of BankAtlantic Bancorp, based on discussions with legal counsel, has recognized legal reserves of $1.5 million and believes its results of operations or financial condition will not be materially impacted by the resolution of these matters. However, there is no assurance that BankAtlantic Bancorp will not incur losses in excess of reserved amounts or in amounts that will be material to its results of operations or financial condition.

Bankruptcy of Levitt and Sons

On November 9, 2007, the Debtors filed voluntary petitions for relief under the Chapter 11 Cases in the Bankruptcy Court. The Debtors commenced the Chapter 11 Cases in order to preserve the value of their assets and to facilitate an orderly wind-down of their businesses and disposition of their assets in a manner intended to maximize the recoveries of all constituents.

On November 27, 2007, the Office of the United States Trustee (the “U.S. Trustee), appointed an official committee of unsecured creditors in the Chapter 11 Cases (the “Creditors’ Committee”). On January 22, 2008, the U.S. Trustee appointed a Joint Home Purchase Deposit Creditors Committee of Creditors Holding Unsecured Claims (the “Deposit Holders Committee”, and together with the Creditors Committee, the “Committees”). The Committees have a right to appear and be heard in the Chapter 11 Cases.

On November 27, 2007, the Bankruptcy Court granted the Debtors’ Motion for Authority to Incur Chapter 11 Administrative Expense Claim (the “Chapter 11 Admin. Expense Motion”), thereby authorizing the Debtors to incur a post petition administrative expense claim in favor of Woodbridge for administrative costs relating to certain services and benefits provided by Woodbridge in favor of the Debtors (the “Post Petition Services”). While the Bankruptcy Court approved the incurrence of the amounts as unsecured post petition administrative expense claims, the payment of such claims is subject to additional court approval. In addition to the unsecured administrative expense claims, Woodbridge has pre-petition secured and unsecured claims against the Debtors. The Debtors have scheduled the amounts due to Woodbridge in the Chapter 11 Cases. The unsecured pre-petition claims of Woodbridge scheduled by the Debtors are approximately $67.3 million and the secured pre-petition claim scheduled by the Debtors is approximately $460,000. Since the Chapter 11 Cases were filed, Woodbridge has also incurred certain administrative costs related to the Post Petition Services. These costs amounted to $1.6 million and $748,000 in the years ended December 31, 2008 and 2007, respectively. Additionally, as disclosed in Note 26, in the year ended December 31, 2008, Woodbridge reimbursed a Levitt and Sons surety for $532,000 of bond claims paid by the surety. No payments were made in the year ended December 31, 2007. The payment by the Debtors of its outstanding advances and the Post Petition Services expenses are subject to the risks inherent to recovery by creditors in the Chapter 11 Cases. Woodbridge has also filed contingent claims with respect to any liability it may have arising out of disputed indemnification obligations under certain surety bonds. Woodbridge also implemented an employee severance fund in favor of certain employees of the Debtors. Employees who received funds as part of this program as of December 31, 2008, which totaled approximately $3.9 million as of that date, have assigned their unsecured claims against the Debtors to Woodbridge. It is highly unlikely that Woodbridge will recover these or any other amounts associated with its unsecured claims against the Debtors. In addition, the Debtors asserted certain further claims against Woodbridge, including an entitlement to a portion of the $29.7 million federal tax refund which Woodbridge received as a consequence of losses experienced at Levitt and Sons in prior periods; however, the parties have entered into the Settlement Agreement described below.

On June 27, 2008, Woodbridge entered into a settlement agreement (the “Settlement Agreement”) with the Debtors and the Joint Committee of Unsecured Creditors (the “Joint Committee”) appointed in the Chapter 11 Cases. Pursuant to the Settlement Agreement, among other things, (i) Woodbridge agreed to pay to the Debtors’ bankruptcy estates the sum of $12.5 million plus accrued interest from May 22, 2008 through the date of payment, (ii) Woodbridge agreed to waive and release substantially all of the claims it had against the Debtors, including its administrative expense claims through July 2008, and (iii) the Debtors (joined by the Joint Committee) agreed to waive and release any claims they had against Woodbridge and its affiliates. After certain of Levitt and Sons’ creditors indicated that they objected to the terms of the Settlement Agreement and stated a desire to pursue claims against Woodbridge, Woodbridge, the Debtors and the Joint Committee agreed in principal to an amendment to the Settlement Agreement, pursuant to which Woodbridge would, in lieu of the $12.5 million payment previously agreed to, pay $8.0 million to the Debtors’ bankruptcy estates and place $4.5 million in a release fund to be disbursed to third party creditors in exchange for a third party release and injunction. The amendment also provided for an additional $300,000 payment by Woodbridge to a deposit holders fund. The Settlement Agreement, as amended, was subject to a number of conditions, including the approval of the Bankruptcy Court.

Certain of the Debtor subsidiaries of Levitt and Sons have been provided with post-petition financing (“DIP Loans”) from a third-party lender (the “DIP Lender”) which had financed such Debtors’ projects. Under the agreements for the DIP Loans, the DIP Loans are to be used for (i) the reimbursement of the DIP Lender’s costs and fees, (ii) the costs of managing and safeguarding the projects, (iii) the costs of making the projects ready for sale, (iv) the costs to complete the projects, (v) the general working capital needs of the Debtors related to the projects and (vi) such other costs and expenses related to the DIP Loans or the projects as the DIP Lender may elect. The Bankruptcy Court’s order approving the DIP Loans also approved the sales of homes in the projects with the net proceeds from such sales being applied towards the DIP Loans. The order also appointed a Chief Administrator to manage and supervise all administrative functions of these Debtors related to the projects in accordance with the scope of authority set forth in the DIP Loan agreements. These projects represent 89.7% of the total assets, 66.3% of the total liabilities and 34.1% of the shareholders deficit of Levitt and Sons at December 31, 2008.

During the year ended December 31, 2008, the DIP Loans financed construction and development activities and selling, general and administrative expenses related to the projects, as well as the costs, fees and other expenses of the DIP Lender, including interest expense. Additionally, during the year ended December 31, 2008, homes in the projects have been sold and closed, resulting in the receipt by the Debtors of sales proceeds. The Chief Administrator is maintaining the accounting records for these transactions in accordance with the DIP Loan agreements and, as a result, financial information is not available to Woodbridge which could be used to record these transactions in accordance with generally accepted accounting principles on a basis consistent with Woodbridge’s accounting for similar transactions. Accordingly, these transactions have not been reflected in the financial information for Levitt and Sons included in Note 37 to the consolidated financial statements. However, as described herein, due to the deconsolidation of Levitt and Sons from Woodbridge’s statements of financial condition and results of operations as of November 9, 2007, these transactions, and the omission of the results of these transactions, will not have an impact on Woodbridge’s financial condition or operating results.

Class Action Lawsuit

On January 25, 2008, plaintiff Robert D. Dance filed a purported class action complaint as a putative purchaser of Woodbridge’s securities against Woodbridge and certain of its officers and directors, asserting claims under the federal securities law and seeking damages. This action was filed in the United States District Court for the Southern District of Florida and is captioned Dance v. Levitt Corp. et al., No. 08-CV-60111-DLG. The securities litigation purports to be brought on behalf of all purchasers of Woodbridge’s securities beginning on January 31, 2007 and ending on August 14, 2007. The complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated there under by issuing a series of false and/or misleading statements concerning Woodbridge’s financial results, prospects and condition. Woodbridge intends to vigorously defend this action.

Surety Bond Claim

In September 2008, a surety filed a lawsuit to require Woodbridge to post $5.4 million of collateral in connection with two bonds totaling $5.4 million with respect to which a municipality made claims against the surety. Woodbridge believes that the municipality does not have the right to demand payment under the bonds and Woodbridge initiated a lawsuit against the municipality and do not believe that a loss is probable. Accordingly, Woodbridge did not accrue any amount related to this claim as of December 31, 2008. As claims were made on the bonds, the surety requested Woodbridge post a $4.0 million letter of credit as security while the matter is litigated with the municipality and Woodbridge has complied with that request.

31.	Fair Value Measurement

SFAS No. 157 defines fair value as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Statement also defines valuation techniques and a fair value hierarchy to prioritize the inputs used in valuation techniques. There are three main valuation techniques to measuring fair value of assets and liabilities: the market approach, the income approach and the cost approach. The input fair value hierarchy has three broad levels and gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The valuation techniques are summarized below:

The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The income approach uses financial models to convert future amounts to a single present amount. These valuation techniques include present value and option-pricing models.

The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. This technique is often referred to as current replacement costs.

The input fair value hierarchy is summarized below:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at each reporting date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include: Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers (for example, some brokered markets), or in which little information is released publicly (for example, a principal-to-principal market); Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are only used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table presents major categories of the Company’s assets measured at fair value on a recurring basis (in thousands):

		Fair Value Measurements at December 31, 2008 Using:
		Quoted Prices in
		Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)

Securities Available for Sale:
Mortgage-backed securities	$532,873	—	532,873	—
REMICS	166,351	—	166,351	—
Bonds	250	—	—	250
Benihana Convertible Preferred Stock	16,426	—	—	16,426
Other equity securities	6,798	5,210	—	1,588

Total securities available for sale at fair value	$722,698	5,210	699,224	18,264

There were no recurring liabilities measured at fair value in the Company’s financial statements.

The following table presents major categories of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008 (in thousands):

			Benihana
		Stifel	Convertible	Equity
	Bonds	Warrants	Preferred Stock	Securities	Total

Beginning Balance	$681	10,661	20,000	5,133	36,475
Total gains and losses (realized/unrealized)
Included in earnings (or changes in net assets)	—	3,704	(3,574)	(3,412)	(3,282)
Included in other comprehensive Income	1	—	—	(133)	(132)
Purchases, issuances, and settlements	(432)	(14,365)	—	—	(14,797)
Transfers in and/or out of Level 3	—	—	—	—	—

Ending balance	$250	—	16,426	1,588	18,264

The $3.7 million of gains for the year ended December 31, 2008 represents realized gains relating to the sale of Stifel warrants. The $3.4 million equity securities loss represents an other-than-temporary impairment associated with a decline in value related to an equity investment in an unrelated financial institution. The Company also recorded a $3.6 million other-than-temporary impairment of its investment in Benihana Convertible Preferred Stock. See Note 12.

The valuation techniques and the inputs used in our financial statements to measure the fair value of our recurring financial instruments are described below.

Mortgage-Backed Securities and REMIC’s

The fair values of mortgage-backed and real estate mortgage conduit securities are estimated using independent pricing sources and matrix pricing. Matrix pricing uses a market approach valuation technique and Level 2 valuation inputs as quoted market prices are not available for the specific securities that BankAtlantic owns. The independent pricing sources value these securities using observable market inputs including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads and other reference data in the secondary institutional market which is the principal market for these types of assets. To validate fair values obtained from the pricing sources, BankAtlantic reviews fair value estimates obtained from brokers, investment advisors and others to determine the reasonableness of the fair values obtained from independent pricing sources. BankAtlantic reviews any price that it determines may not be reasonable and requires the pricing sources to explain the differences in fair value or reevaluate its fair value.

Bonds and Other Equity Securities

Bonds and equity securities are generally fair valued using the market approach and quoted market prices (Level 1) or matrix pricing (Level 2 or Level 3) with inputs obtained from independent pricing sources to value bonds and equity securities, if available. Also non-binding broker quotes are obtained to validate fair values obtained from matrix pricing. However, for certain equity and debt securities in which observable market inputs cannot be obtained, these securities are valued either using the income approach and pricing models that we developed or based on observable market data that we have adjusted based on our judgment of the factors a market participant would use to value the securities (Level 3).

Benihana Convertible Preferred Stock

The fair value was assessed using Level 3 inputs as defined by FAS 157, whereby BFC’s valuation technique was to measure the fair value based upon the income approach by discounting the cash flows at a market discount rate.

The following table presents major categories of assets measured at fair value on a non-recurring basis as of December 31, 2008 (in thousands):

	Fair Value Measurements at December 31, 2008
		Quoted Prices in
		Active Markets	Significant	Significant
		for Identical	Other Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	Total
Description	2008	(Level 1)	(Level 2)	(Level 3)	Impairments

Loans measured for impairment using the fair value of the collateral	$209,012	—	—	209,012	103,193
Investment in Bluegreen	29,789	29,789			94,433
Woodbridge’s investment in unconsolidated trusts	406			406	2,159
Private equity investments	536			536	1,148

Total	$239,743	29,789	—	209,954	200,933

There were no liabilities measured at fair value on a non-recurring basis in the Company’s financial statements.

Loans Measured for Impairment

Impaired loans are generally valued based on the fair value of the underlying collateral. BankAtlantic primarily uses third party appraisals to assist in measuring impaired loans. These appraisals generally use the market or income approach valuation technique and use market observable data to formulate an opinion of the fair value of the loan’s collateral. However, the appraiser uses professional judgment in determining the fair value of the collateral or properties and BankAtlantic may also adjust these values for changes in market conditions subsequent to the appraisal date. When current appraisals are not available for certain loans, BankAtlantic uses judgment on market conditions to adjust the most current appraisal. The sales prices may reflect prices of sales contracts not closed and the amount of time required to sell out the real estate project may be derived from current appraisals of similar projects. As a consequence, the fair value of the collateral is considered a Level 3 valuation.

Private Equity Investments

Private investment securities represent investments in limited partnerships that invest in equity securities based on proprietary investment strategies. The underlying equity investments in these limited partnerships are generally publicly traded equity securities and the fair values of these securities are obtained from the general partner. As the fair values of the underlying securities in the limited partnership were obtained from the general partner and the inputs used are proprietary to the limited partnership and not known to the Company, the fair value assigned to these investments is considered Level 3.

Investment in Bluegreen

The fair value of Woodbridge’s investment in Bluegreen was assessed using Level 1 inputs by using the closing price of Bluegreen’s common stock on the New York Stock Exchange.

Investment in Unconsolidated Trusts

The fair value was assessed using Level 3 inputs as defined by FAS 157, whereby Woodbridge’s valuation technique was to measure the fair value based upon the current rates and spreads that were used to value the underlying subordinated trust debt securities which is primarily based upon similarly rated corporate bonds.

Financial Disclosures about Fair Value of Financial Instruments

The following table presents information for the Company’s financial instruments at December 31, 2008 and 2007 (in thousands):

	December 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets:
Cash and cash equivalents	$278,937	278,937	332,155	332,154
Restricted cash	21,288	21,288	2,207	2,207
Securities available for sale	722,698	722,698	926,307	926,307
Financial instruments	—	—	10,661	10,661
Investment securities	12,008	12,475	60,173	64,666
Tax Certificates	213,534	244,806	188,401	188,401
Federal home loan bank stock	54,607	54,607	74,003	74,003
Loans receivable including loans held for sale, net	4,317,645	3,950,557	4,528,538	4,614,705
Financial liabilities:
Deposits	$3,926,368	3,926,382	3,953,405	3,967,256
Short term borrowings(1)	279,726	279,777	159,905	159,905
Advances from FHLB	967,491	983,582	1,397,044	1,406,728
Subordinated debentures, mortgage and notes Payable	287,772	266,651	26,683	26,746
Junior subordinated debentures	376,104	152,470	674,644	625,943

(1)	Short term borrowings includes federal funds purchased and other short term borrowings and securities sold under agreements to repurchase.

The following discusses the estimated fair value of the Company’s financial instruments presented in accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”.

Management has made estimates of fair value that it believes to be reasonable. However, because there is no active market for many of these financial instruments and management has derived the fair value of the majority of these financial instruments using the income approach technique with Level 3 unobservable inputs, there is no assurance that the Company would receive the estimated value upon sale or disposition of the asset. Management estimates used in its net present value financial models rely on assumptions and judgments regarding issues where the outcome is unknown and actual results or values may differ significantly from these estimates. The Company’s fair value estimates do not consider the tax effect that would be associated with the disposition of the assets or liabilities at their fair value estimates.

Fair values are estimated for loan portfolios with similar financial characteristics. Loans are segregated by category, and each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories.

The fair value of performing loans, except residential mortgage and adjustable rate loans is calculated by using an income approach with level 3 inputs. The fair value of performing loans is estimated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the interest rate risk inherent in the loan. The estimate of average maturity is based on BankAtlantic’s historical experience with prepayments for each loan classification, modified as required, by an estimate of the effect of current economic and lending conditions. Management assigned a credit risk premium to these loans based on risk grades and delinquency status for the year ended December 31, 2008.

The fair value of tax certificates was calculated using the income approach. The fair value is based on discounted expected cash flows using discount rates that take into account the risk of the cash flows of tax certificates relative to alternative investments.

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is considered the same as book value. The fair value of certificates of deposit is based on an income approach with Level 3 inputs. The fair value is calculated by the discounted value of contractual cash flows with the discount rate estimated using current rates offered by BankAtlantic for similar remaining maturities.

The fair value of Federal Home Loan Bank stock is its carrying amount.

The fair value of securities sold under agreements to repurchase and federal funds purchased is calculated using the income approach with Level 2 inputs. Contractual cash flows are discounted based on current interest rates. The carrying value of these borrowings approximates fair value as maturities are generally less than thirty days.

The fair value of FHLB advances was calculated using the income approach. The fair value was based on discounted cash flows using rates offered for debt with comparable terms to maturity and issuer credit standing.

The fair value of Stifel warrants as of December 31, 2007 was based on an option pricing model.

The fair values of subordinated debentures and mortgage and notes payable were based on discounted values of contractual cash flows at a market discount rate adjusted for non-performance risk for the year ended December 31, 2008.

The fair value of BankAtlantic’s mortgage-backed bond for the year ended December 31, 2008 was based on a December 2008 trade with an unrelated financial institution. The fair value of BankAtlantic’s mortgage-backed bond for the year ended December 31, 2007 was based on discounted values of contractual cash flows at a market discount rate.

The fair value on a $57.1 million of junior subordinated debentures was obtained from NASDAQ price quotes as of December 31, 2008 and 2007. The fair value of the remaining junior subordinated debentures was obtained using the income approach by discounting estimated cash flows at a market discount rate. For the year ended December 31, 2008, the discount rate was adjusted for non-performance risk (Level 3).

There were no liabilities measured at fair value on a recurring basis in the Company’s financial statements.

The carrying amount and fair values of BankAtlantic’s commitments to extend credit, standby letters of credit, financial guarantees and forward commitments are not significant. (See Note 26 for the contractual amounts of BankAtlantic’s financial instrument commitments).

Derivatives

Commitments to originate residential loans held for sale and to sell residential loans are derivatives. The fair value of these derivatives was not included in the Company’s financial statements as the amount was not considered significant. These derivatives relate to a loan origination program with an independent mortgage company where the mortgage company purchases the originated loans from BankAtlantic 14 days after the funding date at a price negotiated quarterly for all loans sold during the quarter.

Included in the proceeds received from the February 2007 sale of Ryan Beck to Stifel were warrants to acquire 722,586 shares of Stifel common stock at $24.00 per share. During the year ended December 31, 2008, all of the Stifel warrants were sold for a gain of $3.7 million. BankAtlantic Bancorp received gross proceeds of $14.4 million from the sale of the warrants.

Based on market conditions, BankAtlantic writes call options on recently purchased agency securities (“covered calls”). Included in the Statement of Operations in Financial Services securities activities — net during the years ended December 31, 2008, 2007 and 2006 was covered call transaction gains of $0.4 million, $0 and $0.2 million, respectively. BankAtlantic Bancorp had no call options outstanding as of December 31, 2008.

Concentration of Credit Risk

BankAtlantic purchases residential loans located throughout the country. Included in these purchased residential loans are interest-only loans. These loans result in possible future increases in a borrower’s loan payments when the contractually required repayments increase due to interest rate movement and the required amortization of the principal amount. These payment increases could affect a borrower’s ability to repay the loan and lead to increased defaults and losses. At December 31, 2008 and 2007, BankAtlantic’s residential loan portfolio included $979 million and $1.1 billion of interest-only loans with 25% of the principal amount of these loans secured by collateral located in California. BankAtlantic manages this credit risk by purchasing interest-only loans originated to borrowers that it believes to be credit worthy, with loan-to-value and total debt to income ratios within agency guidelines. Thus, these purchased residential loans are not sub-prime loans.

BankAtlantic has a high concentration of consumer home equity and commercial loans in the State of Florida. Real estate values and general economic conditions have significantly deteriorated during 2008. If the market conditions in Florida do not improve during 2009 or deteriorate further BankAtlantic may be exposed to significant credit losses.

32.	Certain Relationships and Related Party Transactions

BFC is the controlling shareholder of BankAtlantic Bancorp and Woodbridge. BFC also has a direct non-controlling interest in Benihana and, through Woodbridge, an indirect ownership interest in Bluegreen. The majority of BFC’s voting capital stock is owned or controlled by the Company’s Chairman, Chief Executive Officer and President and by the Company’s Vice Chairman, both of whom are also executive officers and directors of BankAtlantic Bancorp and Woodbridge and directors of Bluegreen. The Company’s Vice Chairman is also a director of Benihana.

The following table presents BFC, BankAtlantic Bancorp, Woodbridge and Bluegreen related party transactions incurred at December 31, 2008, 2007 and 2006 and for each of the years ended December 31, 2008, 2007 and 2006. Amounts related to BankAtlantic Bancorp and Woodbridge were eliminated in the Company’s consolidated financial statements.

			At December 31, 2008 and
			for the Year Ended December 31, 2008
				BankAtlantic
			BFC	Bancorp	Woodbridge	Bluegreen
			(In thousands)

Shared service receivable (payable)	(a	)	$398	(175)	(115)	(108)
Shared service income (expense)	(a	)	$3,157	(1,593)	(1,135)	(429)
Facilities cost	(a	)	$(245)	271	(101)	75
Interest income (expense) from cash balance/securities sold under agreements to repurchase	(b	)	$8	(80)	72	—
Cash and cash equivalents and (securities sold under agreements to repurchase)	(b	)	$263	(4,696)	4,433	—

			At December 31, 2007 and
			for the Year Ended December 31, 2007
				BankAtlantic
			BFC	Bancorp	Woodbridge	Bluegreen
			(In thousands)

Shared service receivable (payable)	(a	)	$312	(89)	(119)	(104)
Shared service income (expense)	(a	)	$2,855	(1,406)	(1,006)	(443)
Facilities cost	(a	)	$(272)	220	—	52
Interest income (expense) from cash balance/securities sold under agreements to repurchase	(b	)	$38	(185)	147	—
Cash and cash equivalents and (securities sold under agreements to repurchase)	(b	)	$1,217	(7,335)	6,118	—

			At December 31, 2006 and
			for the Year Ended December 31, 2006
				BankAtlantic
			BFC	Bancorp	Woodbridge	Bluegreen
			(In thousands)

Shared service receivable (payable)	(a	)	$312	(142)	(107)	(63)
Shared service income (expense)	(a	)	$2,495	(1,053)	(1,134)	(308)
Office facilities cost	(a	)	$(460)	406	—	54
Interest income (expense) from cash balance/securities sold under agreements to repurchase	(b	)	$43	(479)	436	—
Cash and cash equivalents and (securities sold under agreements to repurchase)	(b	)	$996	(5,547)	4,551	—

(a)	Pursuant to the terms of shared service agreements between BFC, BankAtlantic Bancorp and Woodbridge, subsidiaries of BFC provide shared service operations in the areas of human resources, risk management, investor relations, executive office administration and other services to BankAtlantic Bancorp and Woodbridge. Additionally, BFC provides certain risk management and administrative services to Bluegreen. The costs of shared services are allocated based upon the usage of the respective services. Also, as part of the shared service arrangement, the Company pays BankAtlantic Bancorp and Bluegreen for office facilities costs relating to the Company and its shared service operations.

In May 2008, BFC and BFC Shared Service Corporation (“BFC Shared Service”), a wholly-owned subsidiary of BFC, entered into office lease agreements with BankAtlantic under which BFC and BFC Shared Service pay BankAtlantic an annual rent of approximately $294,000 for office space in BankAtlantic’s corporate headquarters. In May 2008, BFC also entered into an office sub-lease agreement with Woodbridge for office space in BankAtlantic’s corporate headquarters pursuant to which Woodbridge will pay BFC an annual rent of approximately $152,000.

(b)	BFC and Woodbridge entered into securities sold under agreements to repurchase transactions with BankAtlantic in the aggregate of approximately $4.7 million, $7.3 million and $5.5 million at December 31, 2008, 2007 and 2006, respectively. Interest was recognized in connection with the above was approximately $80,000, $185,000 and $479,000 for the years ended December 31, 2008, 2007 and 2006, respectively. These transactions have similar terms as BankAtlantic agreements with unaffiliated parties. Additionally, at December 31, 2008, BankAtlantic facilitated the placement of $49.9 million of FDIC insured certificates of deposits with other insured depository institutions on Woodbridge’s behalf through the Certificate of Deposit Account Registry Service (“CDARS”) program. The CDARS program facilitates the placement of funds into certificates of deposits issued by other financial institutions in increments of less than the standard FDIC insurance maximum to insure that both principal and interest are eligible for full FDIC insurance coverage.

During 2006, BankAtlantic reimbursed Woodbridge $438,000 for the out-of-pocket costs incurred by it in connection with Woodbridge’s efforts to develop certain property owned by BankAtlantic, including rezoning of property and obtaining permits necessary to develop the property for residential and commercial use. No fees were paid to Woodbridge by BankAtlantic in 2008.

In March 2008, BankAtlantic entered into an agreement with Woodbridge to provide information technology support at a cost of $10,000 per month and a one-time set-up charge of $17,000. During the year ended December 31, 2008, Woodbridge paid BankAtlantic hosting fees of approximately $73,000.

BankAtlantic Bancorp in prior periods issued options to acquire shares of BankAtlantic Bancorp’s Class A common stock to employees of Woodbridge prior to the spin-off. Additionally, employees of BankAtlantic Bancorp have transferred to affiliate companies and BankAtlantic Bancorp has elected, in accordance with the terms of BankAtlantic Bancorp’s stock option plans, not to cancel the stock options held by those former employees. BankAtlantic Bancorp accounts for these options to former employees as employee stock options because these individuals were employees of BankAtlantic Bancorp on the grant date. During the years ended December 31, 2007 and 2006, former employees exercised 2,613 and 10,293 of options, respectively, to acquire BankAtlantic Bancorp Class A common stock at a weighted average exercise price of $42.80 and $16.40, respectively. There were no options exercised by former employees during the year ended December 31, 2008.

BankAtlantic Bancorp options outstanding to former employees consisted of the following as of December 31, 2008:

	Class A	Weighted
	Common	Average
	Stock	Price

Options outstanding	53,789	$48.46
Options non-vested	13,610	$92.85

During the years ended December 31, 2007 and 2006, BankAtlantic Bancorp issued to BFC employees that perform services for BankAtlantic Bancorp options to acquire 9,800 and 10,060 shares of BankAtlantic Bancorp’s Class A common stock at an exercise price of $46.90 and $73.45, respectively. These options vest in five years and expire ten years from the grant date. BankAtlantic Bancorp recognizes service provider expense on these financial instruments over the vesting period measured based on the option fair value at each reporting period. BankAtlantic Bancorp recorded $26,000, $13,000 and $26,000 of service provider expense for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company and its subsidiaries utilized certain services of Ruden, McClosky, Smith, Schuster & Russell, P.A. (“Ruden, McClosky”). Bruno DiGiulian, a director of BankAtlantic Bancorp, was of counsel at Ruden McClosky prior to his retirement in 2006. Fees aggregating $75,000, $274,000 and $526,000 were paid by BankAtlantic Bancorp to Ruden, McClosky during the years ended December 31, 2008, 2007 and 2006, respectively.

Levitt and Sons utilized the services of Conrad & Scherer, P.A., a law firm in which William R. Scherer, a member of Woodbridge’s Board of Directors, is a member. Levitt and Sons related party information for the year ended December 31, 2008 was not included in Woodbridge’s consolidated statements of operations due to the deconsolidation of Levitt and Sons as of November 9, 2007. Levitt and Sons paid fees aggregating $22,000 and $470,000 to this firm during the years ended December 31, 2007 and 2006, respectively.

On November 19, 2007, BFC’s shareholders approved the merger of I.R.E Realty Advisory Group, Inc. (“I.R.E. RAG”), a 45.5% subsidiary of BFC, with and into BFC. The sole assets of I.R.E. RAG were 4,764,285 shares of BFC Class A Common Stock and 500,000 shares of BFC Class B Common Stock. In connection with the merger, the shareholders of I.R.E. RAG, other than BFC, received an aggregate of approximately 2,601,300 shares of BFC Class A Common Stock and 273,000 shares of BFC Class B Common Stock, representing their respective pro rata beneficial ownership interests in I.R.E. RAG’s BFC shares, and the 4,764,285 shares of BFC Class A Common Stock and 500,000 shares of BFC Class B Common Stock that were held by I.R.E. RAG were canceled. The shareholders of I.R.E. RAG, other than BFC, were Levan

Enterprises, Ltd. and I.R.E. Properties, Inc., each of which is an affiliate of Alan B. Levan, Chief Executive Officer, President and Chairman of the Board of Directors of BFC. The transaction was consummated on November 30, 2007.

Florida Partners Corporation owns 133,314 shares of the Company’s Class B Common Stock and 1,270,302 shares of the Company’s Class A Common Stock. Alan B. Levan may be deemed to beneficially be the principal shareholder of Florida Partners Corporation and is the President and sole director of Florida Partners Corporation.

Certain of the Company’s affiliates, including its executive officers, have independently made investments with their own funds in a limited partnership that the Company sponsored in 2001.

33.	Earnings (Loss) per Share

The Company has two classes of common stock outstanding. The two-class method is not presented because the Company’s capital structure does not provide for different dividend rates or other preferences, other than voting rights, between the two classes. The number of options considered outstanding shares for diluted earnings per share is based upon application of the treasury stock method to the options outstanding as of the end of the period.

During November 2007, I.R.E. RAG, an approximately 45.5% subsidiary of the Company, was merged with and into the Company. I.R.E. RAG owned 4,764,285 shares of our Class A Common Stock and 500,000 shares of our Class B Common Stock. Prior to the merger, these shares were considered outstanding, but because the Company owned 45.5% of the outstanding common stock of I.R.E. RAG, 2,165,367 shares of Class A Common Stock and 227,250 shares of Class B Common Stock were eliminated from the number of shares outstanding for purposes of computing earnings per share. As a result, the merger neither increased the number of shares of BFC Class A Common Stock or Class B Common Stock outstanding nor changed the outstanding shares for calculating earnings (loss) per share.

The following reconciles the numerators and denominators of the basic and diluted earnings (loss) per share computation for the years ended December 31, 2008, 2007 and 2006:

	For the Years Ended December 31,
	2008	2007	2006
	(In thousands, except per share data)

Basic (loss) earnings per common share
Numerator:
Income (loss) from continuing operations	$(345,216)	(252,065)	12,709
Noncontrolling interests — continuing operations	272,711	218,165	(13,406)

Loss attributable to BFC	(72,505)	(33,900)	(697)
Preferred stock dividends	(750)	(750)	(750)

Loss allocable to common stock	(73,255)	(34,650)	(1,447)

Discontinued operations, net of taxes	16,605	7,160	(10,535)
Noncontrolling interests — discontinued operations	(12,144)	(6,122)	9,011

Discontinued operations, net of taxes attributable to BFC	4,461	1,038	(1,524)

Extraordinary gain, net of taxes	9,145	2,403	—
Noncontrolling interests — extraordinary gain	—	—	—

Extraordinary gain, net of taxes attributable to BFC	9,145	2,403	—

Net loss allocable to common shareholders	$(59,649)	(31,209)	(2,971)

Denominator:
Basic weighted average number of common shares outstanding	45,097	38,778	33,249

Basic (loss) earnings per common share:
Loss per share from continuing operations	$(1.62)	(0.90)	(0.04)
Earnings (loss) per share from discontinued operations	0.10	0.03	(0.05)
Earnings per share from extraordinary gain	0.20	0.06	—

Basic loss per share	$(1.32)	(0.81)	(0.09)

	For the Years Ended December 31,
	2008	2007	2006
	(In thousands, except per share data)

Diluted (loss) earnings per common share:
Numerator:
Loss allocable to common stock	$(73,255)	(34,650)	(1,447)
Effect of securities issuable by subsidiaries	—	—	(93)

Income (loss) allocable to common stock after assumed dilution	(73,255)	(34,650)	(1,540)

Discontinued operations, net of taxes attributable to BFC	4,461	1,038	(1,524)
Effect of securities issuable by a subsidiary	—	—	—

Discontinued operations allocable to common stock after assumed dilution	4,461	1,038	(1,524)

Extraordinary gain, net of taxes	9,145	2,403	—
Effect of securities issuable by a subsidiary	—	—	—

Extraordinary gain allocable to common stock after assumed dilution	9,145	2,403	—

Net loss allocable to common stock after assumed dilution	$(59,649)	(31,209)	(3,064)

Denominator
Basic weighted average number of common shares outstanding	45,097	38,778	33,249
Effect of dilutive stock options and unvested restricted stock	—	—	—

Diluted weighted average number of common shares outstanding	45,097	38,778	33,249

Diluted (loss) earnings per share
Loss per share from continuing operations	$(1.62)	(0.90)	(0.05)
Earnings (loss) per share from discontinued operations	0.10	0.03	(0.05)
Earnings per share from extraordinary gain	0.20	0.06	—

Diluted loss per share	$(1.32)	(0.81)	(0.10)

Options to acquire 1,797,960, 1,286,499 and 769,177 shares of common stock were anti-dilutive for the years ended December 31, 2008, 2007 and 2006, respectively.

34.	Redeemable 5% Cumulative Preferred Stock

On June 7, 2004, the Board of Directors of the Company designated 15,000 shares of the preferred stock as 5% Cumulative Convertible Preferred Stock (“5% Preferred Stock”) and, on June 21, 2004, sold the shares of the Preferred Stock to an investor group in a private offering. On December 17, 2008, certain of the designated relative rights, preference and limitations of the Company’s 5% Preferred Stock were amended as indicated below.

On December 17, 2008, the Company amended Article IV of the Company’s Amended and Restated Articles of Incorporation (the “Amendment”) with the Florida Department of State to amend certain of the previously designated relative rights, preferences and limitations of the Company’s 5% Preferred Stock. The Amendment eliminates the right of the holders of the 5% Preferred Stock to convert their shares of 5% Preferred Stock into shares of the Company’s Class A Common Stock. The Amendment also requires the Company to redeem shares of the 5% Preferred Stock with the net proceeds it receives in the event (i) the Company sells any of its shares of Series B Convertible Preferred Stock (the “Benihana Preferred Stock”) of

Benihana, Inc. (“Benihana”), (ii) the Company sells any shares of Benihana’s common stock received upon conversion of the Benihana Preferred Stock or (iii) Benihana redeems any shares of the Benihana Preferred Stock owned by the Company. Additionally, in the event the Company defaults on its obligation to make dividend payments on the 5% Preferred Stock, the Amendment entitles the holders of the 5% Preferred Stock, in place of the Company, to receive directly from Benihana certain payments on the shares of Benihana Preferred Stock owned by the Company or on the shares of Benihana’s common stock received by the Company upon conversion of the Benihana Preferred Stock. The investment in Benihana Preferred Stock is subject to mandatory redemption on July 2, 2014. The date may be extended by the holders of a majority of the then outstanding shares of Benihana Preferred Stock to a date no later than July 2, 2024.

Effective with the Amendment in December 2008 and in accordance with Accounting Series Release No. 268 (“ASR 268”), the Company determined that the 5% Preferred Stock met the requirements to be re-classified outside of permanent equity at its fair value at the Amendment date of approximately $11.0 million into the mezzanine category as Redeemable 5% Cumulative Preferred Stock at December 31, 2008 in the Company’s Consolidated Statements of Financial Condition. The fair value of the 5% Preferred Stock was obtained by using an income approach by discounting estimated cash flows at a market discount rate. Prior to the Amendment in December 2008 for all periods presented, the 5% Preferred Stock is presented in permanent equity at its stated value of approximately $15.0 million. At December 31, 2008, $11.0 million was re-classified as Redeemable 5% Cumulative Preferred Stock and the remaining amount of approximately $4.0 million remains classified in Additional Paid in Capital.

The 5% Preferred Stock has a stated value of $1,000 per share. The shares of 5% Preferred Stock may be redeemed at the option of the Company, from time to time, at redemption prices (the “Redemption Price”) ranging from $1,030 per share for the year 2009 to $1,000 per share for the year 2015 and thereafter. The 5% Preferred Stock liquidation preference is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the Redemption Price in a voluntary liquidation or winding up of the Company. Holders of the 5% Preferred Stock are entitled to receive, when and as declared by the Board of Directors, cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value from the date of issuance, payable quarterly. Since June 2004, the Company has paid dividends on the 5% Preferred Stock of $187,500 on a quarterly basis. The 5% Preferred Stock has no voting rights except as required by Florida law.

35.	Common Stock, Preferred Stock and Dividends

Common Stock

In July 2007, the Company sold 11,500,000 shares of its Class A Common Stock at $3.40 per share pursuant to a registered underwritten public offering. Net proceeds from the sale of the 11,500,000 shares by the Company totaled approximately $36.1 million, after deducting underwriting discounts, commissions and offering expenses. The Company primarily used the proceeds of this offering to purchase in Woodbridge’s Rights Offering approximately 16.6 million shares of Woodbridge’s Class A common stock for an aggregate purchase price of $33.2 million, and for general corporate purposes, including working capital.

On February 7, 2005, the Company amended its Articles of Incorporation to increase the authorized number of shares of the Company’s Class A Common Stock, par value $.01 per share, from 20 million shares to 70 million shares. The amendment was approved by the written consent of the holders of shares of the Company’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast by all shareholders on the amendment.

The Company’s Articles of Incorporation authorize the Company to issue both Class A Common Stock, par value $.01 per share, and a Class B Common Stock, par value $.01 per share. On May 22, 2002, the Company’s Articles of Incorporation were amended to, among other things, grant holders of the Company’s Class A Common Stock one vote for each share held, with all holders of Class A Common Stock possessing in the aggregate 22% of the total voting power. Prior to the amendment, the Class A Common Stock had no voting rights except under limited circumstances provided by Florida law. The amendment provided for the holders of Class B Common Stock to have the remaining 78% of the total voting power. When the number of shares of Class B Common Stock outstanding decreases to 1,800,000 shares, the Class A Common Stock aggregate voting power will increase to 40% and the Class B Common Stock will have the remaining 60%. When the number of shares of Class B Common Stock outstanding decreases to 1,400,000 shares, the Class A Common Stock aggregate voting power will increase to 53% and the Class B Common Stock will have the remaining 47%. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 500,000 shares or less, at which time the fixed voting percentages will be eliminated. Also, each share of Class B Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock.

Preferred Stock

The Company’s authorized capital stock includes 10 million shares of preferred stock at a par value of $.01 per share. See Note 34 for further information.

Amended Articles and By-Laws

On December 17, 2008, the Company amended its Amended and Restated Articles of Incorporation (the “Amendment”) with the Florida Department of State to amend certain of the previously designated relative rights, preferences and limitations of the Company’s 5% Cumulative Convertible Preferred Stock. See Note 34 for further information.

On February 11, 2008, the Board of Directors of BFC amended the Company’s By-laws, as amended (the “By-laws”), to include advance notice procedures requiring, among other things, that a shareholder wishing to properly bring business before an annual meeting of the Company’s shareholders or nominate a candidate to serve on the Board of Directors of the Company must deliver written notice of such business or nomination to the Company’s Secretary (i) not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the Company’s shareholders or (ii) in the event that the annual meeting of the Company’s shareholders is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting of the Company’s shareholders, not later than the close of business on the tenth day after the earlier of notice of the date of the annual meeting of shareholders is mailed or public disclosure of the date of the annual meeting of shareholders is made.

On December 3, 2007, the Board of Directors of BFC amended the Company’s Bylaws to allow for the issuance of uncertificated shares of the Company’s capital stock. The Board of Directors adopted this amendment, which became effective on December 3, 2007, in response to new Securities and Exchange Commission rules and NYSE Arca, Inc. listing standards which required securities listed on the NYSE Arca, including BFC’s Class A Common Stock, to be eligible for a direct registration system by January 2008.

Dividends

While there are no restrictions on the payment of cash dividends by BFC, BFC has never paid cash dividends on its common stock.

36.	Selected Quarterly Results (Unaudited)

The following tables summarize the quarterly results of operations for the years ended December 31, 2008 and 2007 (in thousands except for per share data):

	First	Second	Third	Fourth
2008	Quarter	Quarter	Quarter	Quarter	Total

Revenues	$119,415	129,881	134,713	103,461	487,470
Costs and expenses	173,269	173,392	158,536	214,663	719,860

	(53,854)	(43,511)	(23,823)	(111,202)	(232,390)
Equity in earnings from unconsolidated affiliates	1,803	1,443	7,178	4,640	15,064
Impairment of unconsolidated affiliates	—	—	(53,583)	(42,996)	(96,579)
Impairment of investments	—	—	—	(15,548)	(15,548)

Loss from continuing operations before income taxes	(52,051)	(42,068)	(70,228)	(165,106)	(329,453)
Provision (benefit) for income taxes	(18,953)	(15,326)	(12,401)	62,443	15,763

Loss from continuing operations	(33,098)	(26,742)	(57,827)	(227,549)	(345,216)
Discontinued operations, less income taxes	1,019	—	5,021	10,565	16,605
Extraordinary gain, less income taxes	—	—	9,145	—	9,145

Net loss	(32,079)	(26,742)	(43,661)	(216,984)	(319,466)
Net loss attributable to noncontrolling interest	(26,208)	(21,826)	(48,870)	(163,663)	(260,567)

Net (loss) income attributable to BFC	(5,871)	(4,916)	5,209	(53,321)	(58,899)
Preferred stock dividends	(188)	(187)	(187)	(188)	(750)

Net (loss) income allocable to common shareholders	$(6,059)	(5,103)	5,022	(53,509)	(59,649)

Basic loss per share from continuing operations	$(0.13)	(0.11)	(0.12)	(1.25)	(1.62)
Basic earnings per share from discontinued operations	—	—	0.03	0.06	0.10
Basic earnings per share from extraordinary gain	—	—	0.20	—	0.20

Basic earnings (loss) per share	$(0.13)	(0.11)	0.11	(1.19)	(1.32)

Diluted loss per share from continuing operations	$(0.13)	(0.11)	(0.12)	(1.25)	(1.62)
Diluted earnings per share from discontinued operations	—	—	0.03	0.06	0.10
Diluted earnings per share from extraordinary gain	—	—	0.20	—	0.20

Diluted earnings (loss) per share	$(0.13)	(0.11)	0.11	(1.19)	(1.32)

Basic weighted average number of common shares outstanding	45,103	45,112	45,102	45,069	45,097

Diluted weighted average number of common shares outstanding	45,103	45,112	45,102	45,069	45,097

During the fourth quarter, a goodwill impairment of approximately $46.6 million (net of purchase accounting) was recognized and an $81.3 million deferred tax valuation allowance was established. Real estate values and the general economy continued to deteriorate resulting in a $38.5 million provision for loan losses. Additionally, during the fourth quarter, Woodbridge established an additional impairment on its investment in Bluegreen and its investment in unconsolidated trusts of approximately $40.8 million and $2.1 million, respectively, as well as an impairment charge on its investment in Office Depot of approximately $12.0 million. Also, in December 2008, BFC recorded an other-than-temporary impairment charge of $3.6 million on its investment in Benihana Convertible Preferred Stock (see Note 12).

	First	Second	Third	Fourth
2007	Quarter	Quarter	Quarter	Quarter	Total

Revenues	$276,525	272,543	261,012	148,487	958,567
Costs and expenses	282,231	334,549	493,490	182,098	1,292,368

	(5,706)	(62,006)	(232,478)	(33,611)	(333,801)
Equity in earnings from unconsolidated affiliates	2,893	2,026	4,763	3,042	12,724

Loss from continuing operations before income taxes	(2,813)	(59,980)	(227,715)	(30,569)	(321,077)
Provision (benefit) for income taxes	(272)	(17,774)	(38,757)	(12,209)	(69,012)

Loss from continuing operations	(2,541)	(42,206)	(188,958)	(18,360)	(252,065)
Discontinued operations, less income taxes	7,259	(99)	—	—	7,160
Extraordinary gain, less income taxes	—	—	—	2,403	2,403

Net (loss) income	4,718	(42,305)	(188,958)	(15,957)	(242,502)
Net (loss) income attributable to noncontrolling interest	5,291	(39,391)	(163,711)	(14,232)	(212,043)

Net loss attributable to BFC	(573)	(2,914)	(25,247)	(1,725)	(30,459)
Preferred stock dividends	(188)	(187)	(187)	(188)	(750)

Net loss allocable to common shareholders	$(761)	(3,101)	(25,434)	(1,913)	(31,209)

Basic loss per share from continuing operations	$(0.05)	(0.09)	(0.59)	(0.10)	(0.90)
Basic earnings per share from discontinued operations	0.03	—	—	—	0.03
Basic earnings per share from extraordinary gain	—	—	—	0.05	0.06

Basic earnings (loss) per share	$(0.02)	(0.09)	(0.59)	(0.04)	(0.81)

Diluted loss per share from continuing operations	$(0.05)	(0.09)	(0.60)	(0.10)	(0.90)
Diluted earnings per share from discontinued operations	0.03	—	—	—	0.03
Diluted earnings per share from extraordinary gain	—	—	—	0.05	0.06

Diluted earnings (loss) per share	$(0.02)	(0.09)	(0.60)	(0.05)	(0.81)

Basic weighted average number of common shares outstanding	33,444	33,451	42,942	45,096	38,778

Diluted weighted average number of common shares outstanding	33,444	33,451	42,942	45,096	38,778

There were material decreases in the results of operations in the fourth quarter of 2007 primarily related to the deconsolidation of Levitt and Sons as of November 9, 2007.

The fourth quarter expenses included $5.7 million in restructuring costs and exit activities related to the decision to slow BankAtlantic’s store expansion as well as higher provisions for loan losses associated with home equity and commercial residential real estate loans. BankAtlantic Bancorp operations were unfavorably impacted by a $3.3 million other-than-temporary impairment of a private investment and a $2.7 million unrealized loss associated with Stifel Warrants.

In the fourth quarter of 2007 Woodbridge recorded $2.5 million in certain restructuring related expenses consisting of independent contractor agreements, and facilities expense. See Note 6 for further details.

37.	Financial Information of Levitt and Sons

As described in (Note 1) above, on November 9, 2007, the Debtors filed the Chapter 11 Cases. The Debtors commenced the Chapter 11 Cases in order to preserve the value of their assets and to facilitate an orderly wind-down of their businesses and disposition of their assets in a manner intended to maximize the recoveries of all constituents. In connection with the filing of the Chapter 11 Cases, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007. As a result of the deconsolidation, Woodbridge had a negative basis in its investment in Levitt and Sons because Levitt and Sons generated significant losses and intercompany liabilities in excess of its asset balances. This negative investment, “Loss in excess of investment in Woodbridge’s subsidiary”, is reflected as a single amount on Woodbridge’s consolidated statements of financial condition as a $55.2 million liability as of December 31, 2008 and 2007. This balance was comprised of a negative investment in Levitt and Sons of $123.0 million, and outstanding advances due to Woodbridge from Levitt and Sons of $67.8 million. Included in the negative investment was approximately $15.8 million associated with deferred revenue related to intra-segment sales between Levitt and Sons and Core Communities. During the fourth quarter of 2008, Woodbridge identified approximately $2.3 million of deferred revenue on intercompany sales between Core and Carolina Oak that had been misclassified against the negative investment in Levitt and Sons. As a result, Woodbridge recorded a $2.3 million reclassification between inventory of real estate and the loss in excess of investment in subsidiary in the consolidated statements of financial condition. As a result, as of December 31, 2008, the net negative investment was $52.9 million. Woodbridge’s previously reported consolidated statements of financial condition, consolidated statements of operations and consolidated statements of cash flows prior to November 9, 2007 continue to include Levitt and Sons’ financial condition, results of operations and cash flows. See (Note 30) for further information regarding the Chapter 11 Cases and Note 38 for the status of the Settlement Agreement.

Since Levitt and Sons’ results are no longer consolidated with Woodbridge’s results, and Woodbridge believes it is not probable that it will be obligated to fund further losses related to its investment in Levitt and Sons, any material uncertainties related to Levitt and Sons’ ongoing operations are not expected to impact Woodbridge’s future financial results other than in connection with Woodbridge’s contractual obligations to third parties and payment of the settlement amount.

The following table summarizes the assets, liabilities and net equity of Levitt and Sons as of the deconsolidation date at November 9, 2007, as well as the calculation of the loss in excess of investment in subsidiary which was recorded on Woodbridge’s consolidated statement of financial condition at December 31, 2007:

November 9,
2007

Cash	$6,387
Inventory	356,294
Property and equipment	1,681
Other assets	8,974

Assets deconsolidated	373,336

Accounts payable and other accrued liabilities	50,709
Customer deposits	18,007
Notes and mortgage payable	344,052
Due to Woodbridge	67,831

Liabilities deconsolidated	$480,599

Net equity/negative investment	$(107,263)

The loss in excess of investment in subsidiary is comprised of:
Net equity/negative investment	(107,263)
Due to Woodbridge	67,831
Deferred revenue(a)	(15,780)

$(55,212)

(a)	During the fourth quarter of 2008, deferred revenue was adjusted by $2.3 million due to a reclassification on intercompany land sales between Core and Carolina Oak that had been inadvertently recorded against the negative investment. As a result of this reclassification the net negative investment was reduced from $55.2 million to $52.9 million as of December 31, 2008.

Included in the loss in excess of investment in Woodbridge’s subsidiary was approximately $15.8 million associated with deferred revenue related to intra-segment sales between Levitt and Sons and Core Communities.

The following condensed consolidated financial statements of Levitt and Sons were prepared in conformity with Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”), which requires that the liabilities subject to compromise by the Bankruptcy Court are reported separately from the liabilities not subject to compromise, and that all transactions directly associated with the bankruptcy plan be reported separately as well. Liabilities subject to compromise include pre-petition unsecured claims that may be settled at amounts that differ from those recorded in Levitt and Sons’ condensed consolidated statements of financial condition.

Levitt and Sons

Condensed Consolidated Statements of Financial Condition
As of December 31, 2008 and 2007

	2008	2007
	(In thousands)

Assets
Cash	$4,712	5,365
Restricted cash	885	—
Inventory	166,358	208,686
Property and equipment	—	55
Other assets	19,657	23,810

Total assets	$191,612	237,916

Liabilities and Shareholders’ Equity
Accounts payable and other accrued liabilities	$719	469
Due to Woodbridge	2,870	748
Liabilities subject to compromise(A)	327,707	354,748
Shareholders’ deficit	$(139,684)	(118,049)

Total liabilities and shareholders’ equity	$191,612	237,916

(A)	Liabilities Subject to Compromise

Liabilities subject to compromise in Levitt and Sons’ condensed consolidated statements of financial condition as of December 31, 2008 refer to both secured and unsecured obligations that will be accounted for under the bankruptcy plan, including claims incurred prior to the Petition Date. They represent the debtors’ current estimate of the amount of known or potential pre-petition claims that are subject to restructuring in the Chapter 11 Cases. Such claims remain subject to future adjustments.

Liabilities subject to compromise at December 31, 2008 were as follows, in thousands:

Accounts payable and other accrued liabilities	$54,954
Customer deposits	15,754
Due to Woodbridge	87,182
Deficiency claim associated with secured debt	45,458
Notes and mortgage payable	124,359

Total liabilities subject to compromise	$327,707

Levitt and Sons

Condensed Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(In thousands)

Revenues
Sales of real estate	$32,505	397,561	500,719
Other revenues	2	2,245	4,070

Total revenues	32,507	399,806	504,789

Costs and expenses
Cost of sales of real estate	42,864	562,763	440,059
Selling, general and administrative expenses	4,340	70,848	77,858

Total costs and expenses	47,204	633,611	517,917

Bankruptcy related items, net	(7,049)	(3,525)	—
Other income, net of interest and other expense	111	(1,928)	(560)

Loss before income taxes	(21,635)	(239,258)	(13,688)
(Provision) benefit for income taxes	—	(303)	4,749

Net loss	$(21,635)	(239,561)	(8,939)

38.	Subsequent Events

Bankruptcy of Levitt and Sons

On February 20, 2009, the Bankruptcy Court presiding over Levitt and Sons’ Chapter 11 bankruptcy case entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Official Committee of Unsecured Creditors. That order also approved the settlement pursuant to the Settlement Agreement, as amended. No appeal or rehearing of the court’s order was timely filed by any party, and the settlement was consummated on March 3, 2009, at which time, payment was made in accordance with the terms and conditions of the Settlement Agreement as amended. The cost of the settlement and reversal of the related $52.9 million liability will be recognized into income in the first quarter of 2009.

Executive Compensation Program

On September 29, 2008, Woodbridge’s Board of Directors approved the terms of incentive programs for certain of its employees including certain of Woodbridge’s named executive officers, pursuant to which a portion of their compensation will be based on the cash returns realized by Woodbridge on its investments. The programs relate to the performance of existing investments and new investments designated by the Board (together, the “Investments”). All of Woodbridge’s investments have been or will be held by individual limited partnerships or other legal entities established for such purpose. Participating executives and employees will have interests in the entities which will be the basis of their incentives under the programs. Woodbridge’s named executive officers may have interests tied both to the performance of a particular investment as well as interests relating to the performance of the portfolio of investments as a whole.

Woodbridge, in its capacity as investor in the investment program, will be entitled to receive a return of Woodbridge’s invested capital and a specified rate of return on its invested capital prior to its executive officers or employees being entitled to receive any portion of the realized profits (the share to which they may be entitled is referred to as the “Carried Interest”). For existing investments, the amount of invested capital was determined as of September 1, 2008, by Woodbridge’s board of directors. Once Woodbridge receives its priority return of its invested capital and the stated return (which accrues from September 1, 2008), Woodbridge will also generally be entitled to additional amounts that provide it with (i) at least approximately

87% of the aggregate proceeds related to Woodbridge’s status as an investor in excess of Woodbridge’s invested capital in that investment, plus (ii) at least 35% of all other amounts earned from third parties with respect to that investment (i.e., income not related to Woodbridge’s status as an investor, such as management fees charged to third parties). The remaining proceeds will be available under the incentive programs for distribution among those employees directly responsible for the relevant Investments and Woodbridge’s executive officers. The compensation committee of Woodbridge’s board of directors will determine the allocations to its named executive officers. These allocations are identified in advance for each of the executive officers. Although the compensation committee can alter these allocations on a prospective basis, the total amount payable to employees and officers cannot be changed. Management of Woodbridge will determine the amounts to be allocated among the other employee participants. The incentive programs relating to both individual investments and the program established for the executive officers with respect to the overall performance of the portfolio of investments contain clawback obligations that are intended to reduce the risk that the participants will be distributed amounts under the programs prior to Woodbridge’s receipt of at least a return of its invested capital and the stated return. The programs contemplate that the clawback obligations will be funded solely from holdback accounts established with respect to each participant. Amounts equal to a portion of Carried Interest distribution to such participant (initially 25% and which can be increased, when appropriate, to as high as 75%) will be deposited into holdback accounts or otherwise made available for the benefit of Woodbridge. There are also general vesting and forfeiture provisions applicable to each participant’s right to receive any Carried Interest, the terms of which may vary by individual. Woodbridge’s board of directors believes that the above-described incentive plans Plan appropriately aligns payments to participants with the performance of its Investments.

The “Executive Incentive Plan” which set forth the terms of the Carried Interests of certain executive officers in the performance of the overall investments of Woodbridge and the “Investment Programs” entered into to date which set forth the Carried Interests of employees and certain executive officers in the performance of particular individual investments were executed on March 13, 2009.

39.	Revised Financial Information

On January 1, 2009, the Company implemented SFAS No. 160 which established new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Accordingly, the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 have applied retrospectively the presentation and disclosure requirements of SFAS No. 160 from the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 to reflect the Company’s implementation of SFAS No. 160. In accordance with SFAS No. 160, the Company’s consolidated statements of financial condition presented herein include “Noncontrolling interest” as a separate item in the equity section, and the Company’s consolidated statements of operations, consolidated statements of comprehensive income (loss) and consolidated statements of shareholders’ equity presented herein separately present the amount attributable to noncontrolling interests and the amount attributable to the Company. In addition, segment information has been recast to be consistent with the financial presentation. The Company’s implementation of SFAS No. 160 had no impact on the Company’s total assets or liabilities, nor did it impact the Company’s revenues, earnings (losses) or cash position.

WOODBRIDGE’S FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements and related notes have been excerpted from Woodbridge’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 19, 2009, and Woodbridge’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009. Unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Woodbridge” within this section refer to Woodbridge Holdings Corporation and its consolidated subsidiaries.

Bluegreen Corporation:
The financial statements of Bluegreen Corporation, which is considered a significant subsidiary, for the years ended December 31, 2008, 2007 and 2006, including the Report of Bluegreen Corporation’s Independent Registered Public Accounting Firm, Ernst & Young LLP, and for the three months ended March 31, 2009 and 2008 are included as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.

Woodbridge Holdings Corporation

Consolidated Statements of Financial Condition — Unaudited

	March 31,	December 31,
	2009	2008
	(In thousands, except share data)

ASSETS
Cash and cash equivalents	$84,076	114,798
Restricted cash	8,575	21,288
Inventory of real estate	241,647	241,318
Investments:
Bluegreen Corporation	16,560	29,789
Other equity securities	1,882	4,278
Certificates of deposits, short-term	34,560	9,600
Unconsolidated trusts	418	419
Property and equipment, net	107,367	109,477
Intangible assets	5,354	4,324
Other assets	23,699	23,963

Total assets	$524,138	559,254

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and other	$32,443	33,913
Customer deposits	427	592
Current income tax payable	2,380	2,380
Notes and mortgage notes payable	264,490	264,900
Junior subordinated debentures	85,052	85,052
Loss in excess of investment in subsidiary	—	52,887

Total liabilities	384,792	439,724

Equity:
Preferred stock, $0.01 par value Authorized: 5,000,000 shares Issued and outstanding: no shares	—	—
Class A common stock, $0.01 par value Authorized: 30,000,000 shares Issued: 16,656,525 and 19,042,149 shares, respectively	167	190
Class B common stock, $0.01 par value Authorized: 2,000,000 shares Issued and outstanding: 243,807 shares	2	2
Additional paid-in capital	339,006	339,780
Accumulated deficit	(204,093)	(218,868)
Accumulated other comprehensive income	338	(135)

	135,420	120,969
Less — common stock in treasury, at cost (19,393 shares at March 31, 2009 and 2,385,624 shares at December 31, 2008)	(13)	(1,439)

Total Woodbridge shareholders’ equity	135,407	119,530
Noncontrolling interest	3,939	—

Total equity	139,346	119,530

Total liabilities and equity	$524,138	559,254

See accompanying notes to unaudited consolidated financial statements.

Woodbridge Holdings Corporation

Consolidated Statements of Operations — Unaudited

	Three Months Ended
	March 31,
	2009	2008
		(As Adjusted)
	(In thousands, except
	per share data)

Revenues:
Sales of real estate	$1,427	154
Other revenues	2,890	2,964

Total revenues	4,317	3,118

Costs and expenses:
Cost of sales of real estate	693	28
Selling, general and administrative expenses	10,754	12,627
Interest expense	2,773	3,024

Total costs and expenses	14,220	15,679

Earnings from Bluegreen Corporation	6,336	526
Impairment of investment in Bluegreen Corporation	(20,401)	—
Impairment of other investments	(2,396)	—
Gain on settlement of investment in subsidiary	40,369	—
Interest and other income	566	1,604

Income (loss) before income taxes and noncontrolling interest	14,571	(10,431)
(Provision) benefit for income taxes	—	—

Net income (loss)	14,571	(10,431)
Add: Net loss attributable to noncontrolling interest	204	—

Net income (loss) attributable to Woodbridge	$14,775	(10,431)

Income (loss) per common share:
Basic	$0.87	(0.54)
Diluted	$0.87	(0.54)
Weighted average common shares outstanding:
Basic	16,906	19,254
Diluted	16,906	19,254

See accompanying notes to unaudited consolidated financial statements.

Woodbridge Holdings Corporation

Consolidated Statements of Comprehensive Income (Loss) — Unaudited

	Three Months
	Ended March 31,
	2009	2008
	(In thousands)

Net income (loss)	$14,571	(10,431)

Other comprehensive income (loss):
Pro-rata share of unrealized gain (loss) recognized by Bluegreen Corporation on retained interests in notes receivable sold	473	(427)
Unrealized loss on other equity securities	—	(826)

Total unrealized gain (loss)	473	(1,253)

Other comprehensive income (loss)	15,044	(11,684)
Add: Comprehensive loss attributable to noncontrolling interest	204	—

Total comprehensive income (loss) attributable to Woodbridge	$15,248	(11,684)

See accompanying notes to unaudited consolidated financial statements.

Woodbridge Holdings Corporation

Consolidated Statement of Changes in Equity — Unaudited
Three months ended March 31, 2009

								Common
	Shares of Common		Class A	Class B	Additional		Accumulated	Stock in		Non-
	Stock Outstanding		Common	Common	Paid-in	Retained	Comprehensive	Treasury		Controlling
	Class A	Class B	Stock	Stock	Capital	Deficit	(Loss) Income	Shares	Amount	Interest	Total
	(In thousands)

Balance at December 31, 2008	19,042	244	$190	$2	$339,780	$(218,868)	$(135)	2,386	$(1,439)	$—	$119,530
Noncontrolling interest	—	—	—	—	—	—	—	—	—	4,143	4,143
Purchase of treasury shares	—	—	—	—	—	—	—	19	(13)	—	(13)
Retirement of treasury shares	(2,386)	—	(23)	—	(1,416)	—	—	(2,386)	1,439	—	—
Share based compensation related to stock options and restricted stock	—	—	—	—	280	—	—	—	—	—	280
Net income (loss)	—	—	—	—	—	14,775	—	—	—	(204)	14,571
Pro-rata share of unrealized gain recognized by Bluegreen on sale of retained interests	—	—	—	—	—	—	473	—	—	—	473
Issuance of Bluegreen common Stock	—	—	—	—	362	—	—	—	—	—	362

Balance at March 31, 2009	16,656	244	$167	$2	$339,006	$(204,093)	$338	19	$(13)	$3,939	$139,346

See accompanying notes to unaudited consolidated financial statements.

Woodbridge Holdings Corporation

Consolidated Statements of Cash Flows — Unaudited

	Three Months Ended
	March 31,
	2009	2008
	(In thousands)

Net cash used in operating activities	$(8,383)	(18,169)

Investing activities:
Purchase of equity securities	—	(33,978)
Decrease in restricted cash	12,713	338
Cash paid in settlement of subsidiary bankruptcy	(12,430)	—
Distributions from unconsolidated trusts	55	55
Adjustment to acquisition of Pizza Fusion	3,000	—
Purchase of certificates of deposits, short-term	(24,960)	—
Capital expenditures	(304)	(804)

Net cash used in investing activities	(21,926)	(34,389)

Financing activities:
Proceeds from notes and mortgage notes payable	132	4,667
Repayment of notes and mortgage notes payable	(532)	(16,107)
Purchase of treasury shares	(13)	—

Net cash used in financing activities	(413)	(11,440)

Decrease in cash and cash equivalents	(30,722)	(63,998)
Cash and cash equivalents at the beginning of period	114,798	195,181

Cash and cash equivalents at the end of period	$84,076	131,183

Supplemental cash flow information:
Interest paid on borrowings, net of amounts capitalized	$2,534	2,849
Supplemental disclosure of non-cash operating, investing and financing activities:
Change in equity resulting from unrealized gain (loss) recognized from equity securities, net of tax	$473	(1,253)
Change in equity resulting from the issuance of Bluegreen common stock, net of tax	$362	227
Change in equity resulting from retirement of treasury shares	$1,439	—

See accompanying notes to unaudited consolidated financial statements.

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements

1.	Presentation of Interim Financial Statements

Woodbridge Holdings Corporation (“Woodbridge” or the “Company”) and its wholly-owned subsidiaries engage in business activities through its Land Division and Other Operations segment. Historically, the Company’s operations were primarily within the real estate industry; however, the Company’s current business strategy includes the pursuit of investments and acquisitions within or outside of the real estate industry, as well as the continued development of master-planned communities. Under this business model, the Company likely will not generate a consistent earnings stream and the composition of the Company’s revenues may vary widely due to factors inherent in a particular investment, including the maturity and cyclical nature of, and market conditions relating to, the business invested in. Net investment gains and other income will be based primarily on the success of the Company’s investments as well as overall market conditions.

The Land Division consists of the operations of Core Communities, LLC (“Core Communities” or “Core”), which develops master-planned communities. The Other Operations segment includes the parent company operations of Woodbridge (the “Parent Company”), the consolidated operations of Pizza Fusion Holdings, Inc. (“Pizza Fusion”), the consolidated operations of Carolina Oak Homes, LLC (“Carolina Oak”), which engaged in homebuilding activities in South Carolina prior to the suspension of those activities in the fourth quarter of 2008, and the activities of Cypress Creek Capital Holdings, LLC (“Cypress Creek Capital”) and Snapper Creek Equity Management, LLC (“Snapper Creek”). An equity investment in Bluegreen Corporation (“Bluegreen”) and an investment in Office Depot, Inc. (“Office Depot”) are also included in the Other Operations segment.

Prior to November 9, 2007, the Company also conducted homebuilding operations through Levitt and Sons, LLC (“Levitt and Sons”), which comprised the Company’s Homebuilding Division. The Homebuilding Division consisted of two reportable operating segments, the Primary Homebuilding segment and the Tennessee Homebuilding segment. As previously reported, on November 9, 2007, Levitt and Sons and substantially all of its subsidiaries (the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Florida (the “Bankruptcy Court”). In connection with the filing of the Chapter 11 Cases, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations of Levitt and Sons from Woodbridge’s financial results of operations. As a result of the deconsolidation of Levitt and Sons, in accordance with Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements” (“ARB No. 51”), the Company recorded its interest in Levitt and Sons under the cost method of accounting.

As previously reported, on February 20, 2009, the Bankruptcy Court entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Official Committee of Unsecured Creditors. That order also approved the settlement pursuant to the settlement agreement that was entered into on June 27, 2008. No appeal or rehearing of the Bankruptcy Court’s order was timely filed by any party, and the settlement was consummated on March 3, 2009, at which time, payment was made in accordance with the terms and conditions of the settlement agreement. Under cost method accounting, the cost of settlement and the related $52.9 million liability (less $500,000 which was determined as the settlement holdback and remained as an accrual pursuant to the settlement agreement, as amended) was recognized into income in the first quarter of 2009, resulting in a $40.4 million gain on settlement of investment in subsidiary. See Note 21 for further information regarding the bankruptcy of Levitt and Sons.

The accompanying unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-segment transactions have been eliminated in consolidation. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included. Operating results for the three month period ended March 31, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. The year end balance sheet data for 2008 was derived from the December 31, 2008 audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and footnotes thereto included below. Certain reclassifications have been made to prior periods’ consolidated financial statements to be consistent with the current period’s presentation.

In 2007, Core Communities began soliciting bids from several potential buyers to purchase assets associated with two of Core’s commercial leasing projects (the “Projects”). As the criteria for assets held for sale had been met in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the assets were reclassified to assets held for sale and the liabilities related to those assets were reclassified to liabilities related to assets held for sale. The results of operations for these assets were reclassified as discontinued operations. During the fourth quarter of 2008, the Company determined that given the difficulty in predicting the timing or probability of a sale of the assets associated with the Projects as a result of, among other things, the economic downturn and disruptions in credit markets, the requirements of SFAS No. 144 necessary to classify these assets as held for sale and to be included in discontinued operations were no longer met and the Company could not assert the Projects could be sold within a year. Therefore, the results of operations for these Projects were reclassified back into continuing operations for prior periods to conform to the current period’s presentation.

Revisions and Reclassifications

A revision was recorded by the Company in the first quarter of 2009 to account for assets and non-controlling interests not recorded properly in the initial application of purchase accounting of the Company’s investment in Pizza Fusion. As a result of the adjustment, there is an increase in cash of $3.0 million, goodwill of $1.1 million and non-controlling interest of $4.1 million. The Company has also recorded an increase in cash flows from investing activities in the three months ended March 31, 2009 of $3.0 million which is included in adjustment to acquisition of Pizza Fusion. The Company believes the impact of this revision is not material to the consolidated balance sheet at September 30, 2008 and December 31, 2008, respectively, and on the consolidated statement of cash flows. The revision has no impact on net income or loss or on cash flows from operating activities for the three month periods ended September 30, 2008 and December 31, 2008.

2.	Liquidity — Core Communities

Core’s operations have been negatively impacted by the downturn in the residential and commercial real-estate industries. Market conditions have adversely affected Core’s commercial leasing projects and its ability to complete sales, and Core is currently experiencing cash flow deficits. Possible liquidity sources available to Core include the sale of real estate inventory, including commercial properties, debt or outside equity financing, including secured borrowings using unencumbered land; however, there is no assurance that any or all of these alternatives will be available to Core on attractive terms, if at all, or that Core will otherwise be in a position to utilize such alternatives to improve its cash position. In addition, while funding from Woodbridge is a possible source of liquidity, Woodbridge is under no obligation to provide funding to Core and there can be no assurance that it will do so.

Core has a credit agreement with a financial institution which provides for borrowings of up to $64.3 million, of which $58.3 million was outstanding at March 31, 2009. This facility matures in June 2009 and has two one-year extension options. The loan agreement requires that Core provide at least 30 days notice

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

prior to the initial maturity of its election to exercise the one-year option period. Throughout the extension period, the collateral must generate a debt service coverage ratio of 1.20:1, otherwise Core would be required to re-margin the loan. While Core does not currently anticipate it will meet the debt service coverage ratio requirement, Core is in discussions with its lender regarding this credit agreement. Under the terms of the loan, Core can make a re-margining payment, if necessary, from current cash reserves, and the loan will be extended automatically. As part of its discussions with the lender, Core is seeking to achieve the extension by restructuring the loan absent a re-margining payment. However, there can be no assurance that Core will be successful in doing so.

All of Core’s debt facilities contain financial covenants generally requiring certain net worth, liquidity and loan to value ratios. In January of 2009, Core was advised by one of its lenders that the lender had received an external appraisal on the land that serves as collateral for a development mortgage note payable, which had an outstanding balance of $86.7 million at March 31, 2009. The appraised value would suggest the potential for a re-margining payment to bring the note payable back in line with the minimum loan-to-value requirement. The lender is conducting its internal review procedures, including the determination of the appraised value. As of the date of this filing, the lender’s evaluation is continuing and, until such time as there is final conclusion on the part of the lender, the amount of a possible re-margining requirement is not determinable.

As discussed above, the negative trends in the operations of Core which have been impacted by the deterioration of the real estate market, and the potential for re-margining payments, of yet unknown amounts on two of its development loans, raise substantial doubt regarding Core’s ability to continue as a going concern in accordance with “Statement of Auditing Standards No. 59, “The Auditors Consideration of an Entity’s Ability to Continue as a Going Concern,” if Woodbridge chooses not to provide Core with the cash needed to meet any such obligations when and if they arise. Core’s results are reported separately for segment purposes as the Land Division segment in Note 16. The financial information provided in the Land Division segment and in the unaudited consolidated financial statements has been prepared assuming that Core will meet its obligations and continue as a going concern. As a result, the unaudited consolidated financial statements and the financial information provided for the Land Division do not include any adjustments that might result from the outcome of this uncertainty.

3.	Business Combination

On September 18, 2008, the Company, indirectly through its wholly-owned subsidiary, Woodbridge Equity Fund II LP, purchased for an aggregate of $3.0 million, 2,608,696 shares of Series B Convertible Preferred Stock of Pizza Fusion, together with warrants to purchase up to 1,500,000 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. The Company also has options, exercisable on or prior to September 18, 2009, to purchase up to 521,740 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at a price of $1.15 per share and, upon exercise of such options, will receive warrants to purchase up to 300,000 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. The warrants have a term of 10 years, subject to earlier expiration in certain circumstances.

Pizza Fusion is a restaurant franchise operating in a niche market within the quick service and organic food industries. As of March 31, 2009, Pizza Fusion, which was founded in 2006, was operating 18 locations throughout the United States and had entered into franchise agreements to open an additional 17 stores by the end of 2009.

During 2008, the Company evaluated its investment in Pizza Fusion under Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN No. 46(R)”), and determined that Pizza Fusion is a variable interest entity. Pizza Fusion is in its infancy stages and will likely require additional financial support for its normal operations and further expansion of its

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

franchise operations. Furthermore, on a fully diluted basis, the Company’s investment represents a significant interest in Pizza Fusion and, therefore, the Company is expected to bear the majority of the variability of the risks and rewards of Pizza Fusion. Additionally, as shareholder of the Series B Convertible Preferred Stock, the Company has control over the Board of Directors of Pizza Fusion. Based upon these factors, the Company concluded that it is the primary beneficiary. Accordingly, under purchase accounting, the Company has consolidated the assets and liabilities of Pizza Fusion in accordance with SFAS No. 141 “Business Combinations”. Apart from its investment of $3.0 million, the Company has not provided any additional financial support to Pizza Fusion since acquisition. There are no restrictions on the assets currently held by Pizza Fusion and its liabilities are primarily related to franchise deposits, which are not refundable.

The Company recorded $5.5 million in other intangible assets, including $1.1 million in goodwill. The intangible assets consist primarily of the value of franchise agreements that had been executed by Pizza Fusion at the acquisition date. These intangible assets will be amortized over the length of the franchise agreements which is generally 10 years.

4.	Stock Based Compensation

The Company recognizes stock based compensation expense under the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), using the modified prospective transition method. SFAS No. 123R requires a public entity to measure compensation cost associated with awards of equity instruments based on the grant-date fair value of the awards over the requisite service period. SFAS No. 123R requires public entities to initially measure compensation cost associated with awards of liability instruments based on their current fair value. The fair value of that award is to be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

In accordance with SFAS No. 123R, the Company estimates the grant-date fair value of its stock options using the Black-Scholes option-pricing model, which takes into account assumptions regarding the dividend yield, the risk-free interest rate, the expected stock-price volatility and the expected term of the stock options. The fair value of the Company’s stock option awards, which are primarily subject to five year cliff vesting, is expensed over the vesting life of the stock options using the straight-line method.

The following table summarizes stock options outstanding as of March 31, 2009 as well as activity during the three months then ended:

	Number of	Weighted
	Stock	Average Exercise
	Options	Price

Options outstanding at December 31, 2008	318,471	$78.89

Granted	—	—
Exercised	—	—
Forfeited	3,500	$68.83

Options outstanding at March 31, 2009	314,971	$79.00

Options exercisable at March 31, 2009	141,682	$70.93

As of March 31, 2009, the weighted average remaining contractual lives of stock options outstanding and stock options exercisable were 6.9 years and 6.4 years, respectively.

Non-cash stock compensation expense related to stock options for the quarters ended March 31, 2009 and 2008 amounted to $265,000 and $676,000, respectively.

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

The Company also grants shares of restricted Class A Common Stock, valued at the closing market price of such stock on the date of grant. Restricted stock is issued primarily to the Company’s directors and typically vests in equal monthly installments over a one-year period. Compensation expense arising from restricted stock grants is recognized using the straight-line method over the vesting period. Unearned compensation for restricted stock is a component of additional paid-in capital in shareholders’ equity in the unaudited consolidated statements of financial condition. Non-cash stock compensation expense related to restricted stock for the quarters ended March 31, 2009 and 2008 amounted to approximately $53,000 and $17,000, respectively.

Historically, forfeiture rates were estimated based on historical employee turnover rates. In accordance with SFAS No. 123R, companies are required to adjust forfeiture estimates for all awards with performance and service conditions through the vesting date so that compensation cost is recognized only for awards that vest. During the quarter ended March 31, 2009, there was a small amount of pre-vesting forfeitures as a result of reductions in force in the Land Division. During the quarter ended March 31, 2008, there were substantial pre-vesting forfeitures as a result of reductions in force related to the Company’s restructurings and the bankruptcy of Levitt and Sons. In accordance with SFAS No. 123R, pre-vesting forfeitures result in a reversal of compensation cost whereas a post-vesting cancellation would not. As a result, the Company recognized a reversal of compensation cost of approximately $38,000 and $1.0 million for the quarters ended March 31, 2009 and 2008, respectively, to reflect pre-vesting option forfeitures.

On September 29, 2008, the Company’s Board of Directors approved the terms of incentive programs for certain of the Company’s employees including certain of the Company’s named executive officers, pursuant to which a portion of their compensation will be based on the cash returns realized by the Company on its investments. The programs relate to the performance of existing investments and new investments designated by the Board (together, the “Investments”). All of the Company’s investments have been or will be held by individual limited partnerships or other legal entities which will be the basis for their incentives under the programs. The Company’s named executive officers may have interests tied both to the performance of a particular investment as well as interests relating to the performance of the portfolio of investments as a whole. The Company believes that the program appropriately aligns payments to the executive officer participants and other participating employees with the performance of the Company’s investments.

In accordance with SFAS No. 123R, the Company has determined that the new executive incentive program qualifies as a liability-based plan and, accordingly, has evaluated the components of the program to determine the fair value of the liability, if any, to be recorded. Based on its evaluation, the Company determined a liability for compensation under the executive compensation program as of March 31, 2009 was not material.

5.	Inventory of Real Estate

Inventory of real estate is summarized as follows (in thousands):

	March 31,	December 31,
	2009	2008

Land and land development costs	$201,151	202,456
Construction costs	463	463
Capitalized interest	39,398	37,764
Other costs	635	635

	$241,647	241,318

As of March 31, 2009, inventory of real estate included inventory related to Carolina Oak and the Land Division.

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

The Company reviews real estate inventory for impairment on a project-by-project basis in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted cash flows expected to be generated by the asset, or by using appraisals of the related assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

6.	Property and Equipment

Property and equipment at March 31, 2009 and December 31, 2008 is summarized as follows (in thousands):

	Depreciable Life	March 31, 2009	December 31, 2008

Real estate investments	30-39 years	$96,888	97,113
Water and irrigation facilities	35-50 years	12,490	12,346
Furniture and fixtures and equipment	3-7 years	12,305	12,259

		121,683	121,718
Accumulated depreciation		(14,316)	(12,241)

Property and equipment, net		$107,367	109,477

Depreciation expense for the quarters ended March 31, 2009 and 2008 was approximately $2.1 million and $611,000, respectively, and is included in selling, general and administrative expenses in the accompanying unaudited consolidated statements of operations.

Property and equipment is stated at cost, less accumulated depreciation and amortization, and consists primarily of land and buildings, furniture and fixtures, leasehold improvements, equipment and water treatment and irrigation facilities. Repairs and maintenance costs are expensed as incurred. Significant renovations and improvements that improve or extend the useful lives of assets are capitalized. Depreciation is primarily computed on the straight-line method over the estimated useful lives of the assets, which generally range up to 50 years for water and irrigation facilities, 40 years for buildings, and 7 years for equipment, furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of the terms of the related leases or the useful lives of the assets. In cases where the Company determines that land and the related development costs are to be used as fixed assets, these costs are transferred from inventory of real estate to property and equipment.

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

7.	Interest

Interest incurred relating to land under development and construction is capitalized to real estate inventory or property and equipment during the active development period. For inventory, interest is capitalized at the effective rates paid on borrowings during the pre-construction and planning stages and the periods that projects are under development. Capitalization of interest is discontinued if development ceases at a project. Capitalized interest is expensed as a component of cost of sales as related homes, land and units are sold. For property and equipment under construction, interest associated with these assets is capitalized as incurred to property and equipment and is expensed through depreciation once the asset is put into use. The following table is a summary of interest incurred, capitalized and expensed, exclusive of impairment adjustments (in thousands):

	Three Months Ended March 31,
	2009	2008

Interest incurred	$4,407	6,212
Interest capitalized	(1,634)	(3,188)

Interest expense, net	$2,773	3,024

Interest included in cost of sales	$—	—

8.	Investments

Bluegreen Corporation

At March 31, 2009, the Company owned approximately 9.5 million shares of Bluegreen’s common stock representing approximately 31% of Bluegreen’s outstanding common stock. The Company accounts for its investment in Bluegreen under the equity method of accounting. The cost of the Bluegreen investment is adjusted to recognize the Company’s interest in Bluegreen’s earnings or losses. The difference between a) the Company’s ownership percentage in Bluegreen multiplied by its earnings and b) the amount of the Company’s equity in earnings of Bluegreen as reflected in the Company’s financial statements relates to the amortization or accretion of purchase accounting adjustments made at the time of the acquisition of Bluegreen’s common stock and a basis difference due to impairment charges recorded on the Company’s investment in Bluegreen, as described below.

During 2008, the Company began evaluating its investment in Bluegreen for other-than-temporary impairments in accordance with FASB Staff Position (“FSP”) FAS 115-1/FAS 124-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1/FAS 124-1”), Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, and Securities and Exchange Commission Staff Accounting Bulletin No. 59 as the fair value of Bluegreen’s common stock had fallen below the carrying value of the Company’s investment in Bluegreen. The Company analyzed various quantitative and qualitative factors including the Company’s intent and ability to hold the investment, the severity and duration of the impairment and the prospects for the improvement of fair value. As a result of the impairment evaluations performed in the third and fourth quarters of 2008, the Company recorded other-than-temporary impairments of $53.6 million and $40.8 million for the quarters ended September 30, 2008 and December 31, 2008, respectively.

The Company again performed an impairment review of its investment in Bluegreen as of March 31, 2009 and, as part of such review, analyzed various qualitative and quantitative factors relating to the performance of Bluegreen and its current stock price. The Company valued Bluegreen’s common stock using a market approach valuation technique and Level 1 valuation inputs under SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). As a result of the evaluation, based on, among other things, the continued decline of Bluegreen’s common stock price, the Company determined that an other-than-temporary impairment was necessary and, accordingly, recorded a $20.4 million impairment charge (calculated based upon the $1.74

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

closing price of Bluegreen’s common stock on the New York Stock Exchange on March 31, 2009) and adjusted the carrying value of its investment in Bluegreen to its fair value of $16.6 million at March 31, 2009. On May 7, 2009, the closing price of Bluegreen’s common stock was $1.75 per share.

As a result of the impairment charges taken, a basis difference was created between the Company’s investment in Bluegreen and the underlying assets and liabilities carried on the books of Bluegreen. Therefore, earnings from Bluegreen will be adjusted each period to reflect the amortization of this basis difference. As such, the Company established an allocation methodology by which the Company allocated the impairment loss to the relative fair value of Bluegreen’s underlying assets based upon the position that the impairment loss was a reflection of the perceived value of these underlying assets. The appropriate amortization will be calculated based on the useful lives of the underlying assets and other relevant data associated with each asset category. As such, amortization of $5.3 million was recorded into the Company’s pro rata share of Bluegreen’s net income for the quarter ended March 31, 2009.

The following table shows the reconciliation of the Company’s pro rata share of Bluegreen’s net income to the Company’s total earnings from Bluegreen recorded in the unaudited consolidated statements of operations (in thousands):

March 31,
2009

Pro rata share of Bluegreen’s net income	$1,082
Amortization of basis difference	5,254

Total earnings from Bluegreen Corporation	$6,336

The following table shows the reconciliation of the Company’s pro rata share of its net investment in Bluegreen and its investment in Bluegreen after impairment charges at March 31, 2009 and December 31, 2008, respectively (in thousands):

	March 31,	December 31,
	2009	2008

Pro rata share of investment in Bluegreen Corporation	$31,707	115,065
Amortization of basis difference	5,254	9,150
Less: Impairment of investment in Bluegreen Corporation	(20,401)	(94,426)

Investment in Bluegreen Corporation	$16,560	29,789

Bluegreen’s unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of income are as follows (in thousands):

Unaudited Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2009	2008

Total assets	$1,192,339	1,193,507

Total liabilities	$772,873	781,522
Total Bluegreen shareholders’ equity	388,762	382,467
Noncontrolling interest	30,704	29,518

Total equity	419,466	411,985

Total liabilities and shareholders’ equity	$1,192,339	1,193,507

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

Unaudited Condensed Consolidated Statements of Income

	Three Months Ended
	March 31,	March 31,
	2009	2008

Revenues and other income	$79,024	139,352
Cost and other expenses	71,989	136,263

Income before noncontrolling interests and provision for income taxes	7,035	3,089
Provision for income taxes	(2,296)	(855)

Net income	4,739	2,234
Net income attributable to noncontrolling interests	(1,186)	(838)

Net income attributable to Bluegreen	$3,553	1,396

Office Depot Investment

At March 31, 2009, the Company owned approximately 1.4 million shares of Office Depot’s common stock, representing less than 1% of Office Depot’s outstanding common stock as of that date. This investment is reviewed quarterly for other-than-temporary impairments in accordance with FSP FAS 115-1/FAS 124-1 and is accounted for under the available-for-sale method of accounting whereby any unrealized holding gains or losses are included in equity.

During December 2008, the Company performed an impairment analysis of its investment in Office Depot common stock. The Company concluded that there was an other-than-temporary impairment associated with its investment in Office Depot based on the severity of the decline of the fair value of its investment, the length of time the stock price had been below the carrying value of the Company’s investment, the continued decline in the overall economy and credit markets, and the unpredictability of the recovery of the Office Depot stock price. Accordingly, the Company recorded an other-than-temporary impairment charge of approximately $12.0 million representing the difference of the average cost of $11.33 per share and the fair value of $2.98 per share as of December 31, 2008 multiplied by the number of shares of Office Depot common stock owned by the Company at that date. The Company again performed an impairment analysis at March 31, 2009 and, based on, among other things, the continued decline of Office Depot’s stock price, determined that an additional other-than-temporary impairment charge was required. As a result, the Company recorded a $2.4 million impairment charge relating to its investment in Office Depot in the three months ended March 31, 2009, which decreased the carrying value of the Company’s investment in Office Depot from $4.3 million as of December 31, 2008 to $1.9 million as of March 31, 2009.

Data with respect to this investment as of March 31, 2009 is shown in the table below (in thousands):

March 31,
2009

Fair value at December 31, 2008	$4,278
Other-than-temporary impairment	(2,396)

Fair value at March 31, 2009	$1,882

The Company valued Office Depot’s common stock using a market approach valuation technique and Level 1 valuation inputs under SFAS No. 157. The Company uses quoted market prices to value equity securities. The fair value of the Office Depot common stock in the Company’s unaudited consolidated statements of financial condition at March 31, 2009 was calculated based upon the $1.31 closing price of Office Depot’s common stock on the New York Stock Exchange on March 31, 2009. On May 7, 2009, the closing price of Office Depot’s common stock was $3.45 per share.

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

9.	Debt

The Company’s outstanding debt as of March 31, 2009 and December 31, 2008 amounted to $349.5 million and $350.0 million, respectively. The following table summarizes the Company’s outstanding notes and mortgage notes payable at March 31, 2009 and December 31, 2008. These notes accrue interest at fixed rates and variable rates which are tied to the Prime Rate and/or LIBOR rate (in thousands):

	March 31,	December 31,
	2009	2008	Maturity Date

2.33% Commercial development mortgage note payable(a)	$58,262	58,262	June 2009
2.31% Commercial development mortgage note payable	4,710	4,724	June 2010
2.66% Commercial development mortgage note payable	9,041	8,919	July 2010
5.00% Land development mortgage note payable	25,000	25,000	February 2012
3.93% Land acquisition mortgage note payable	23,040	23,184	October 2019
6.88% Land acquisition mortgage note payable	4,880	4,928	October 2019
3.32% Land acquisition mortgage note payable(b)	86,710	86,922	June 2011
3.25% Borrowing base facility	37,458	37,458	March 2011
5.47% Other mortgage note payable	11,781	11,831	April 2015
6.00% — 6.13% Development bonds	3,282	3,291	May 2035
2.44% — 9.15% Other borrowings	326	381	July 2009 — June 2013

Total	$264,490	264,900

(a)	Core has a credit agreement with a financial institution which provides for borrowings of up to $64.3 million. This facility matures in June 2009 and has two one-year extension options. The loan agreement requires that Core provide at least 30 days notice prior to the initial maturity of its election to exercise the one-year option period. Throughout the extension period, the collateral must generate a debt service coverage ratio of 1.20:1, otherwise Core would be required to re-margin the loan. While Core does not currently anticipate it will meet the debt service coverage ratio requirement, Core is in discussions with its lender regarding this credit agreement. (See Note 2.)

(b)	In January of 2009, Core was advised by one of its lenders that the lender had received an external appraisal on the land that serves as collateral for a development mortgage note payable, which had an outstanding balance of $86.7 million at March 31, 2009. The appraised value would suggest the potential for a re-margining payment to bring the note payable back in line with the minimum loan-to-value requirement. The lender is conducting its internal review procedures, including the determination of the appraised value. As of the date of this filing, the lender’s evaluation is continuing and, accordingly, although it is likely that a re-margining payment will be required, the amount of such payment is not currently determinable.

All of Core’s debt facilities contain financial covenants generally requiring certain net worth, liquidity and loan to value ratios. Further, certain of Core’s debt facilities contain cross-default provisions under which a default on one loan with a lender could cause a default on other debt instruments with the same lender. If Core fails to comply with any of these restrictions or covenants, the lenders under the applicable debt facilities

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

could cause Core’s debt to become due and payable prior to maturity. These accelerations or significant re-margining payments could require Core to dedicate a substantial portion of its cash to pay its debt and reduce its ability to use its cash to fund its operations. If Core does not have sufficient cash to satisfy these required payments, then Core would need to seek to refinance the debt or obtain alternative funds, which may not be available on attractive terms, if at all. In the event that Core is unable to refinance its debt or obtain additional funds, it may default on some or all of its existing debt facilities.

The following table summarizes the Company’s junior subordinated debentures at March 31, 2009 and December 31, 2008 (in thousands):

				Beginning
				Optional
	March 31,	December 31,	Maturity	Redemption
	2009	2008	Date	Date

8.11% Levitt Capital Trust I	$23,196	23,196	March 2035	March 2010
8.09% Levitt Capital Trust II	30,928	30,928	July 2035	July 2010
9.25% Levitt Capital Trust III	15,464	15,464	June 2036	June 2011
9.35% Levitt Capital Trust IV	15,464	15,464	September 2036	September 2011

Total	$85,052	85,052

10.	Commitments and Contingencies

At March 31, 2009 and December 31, 2008, the Company had outstanding surety bonds of approximately $8.1 million and $8.2 million, respectively, which were related primarily to its obligations to various governmental entities to construct improvements in its various communities. The Company estimates that approximately $4.8 million of work remains to complete these improvements and does not believe that any outstanding surety bonds will likely be drawn upon.

On November 9, 2007, Woodbridge implemented an employee fund and indicated that it would pay up to $5 million of severance benefits to terminated Levitt and Sons employees to supplement the limited termination benefits which Levitt and Sons was permitted to pay to those employees. Levitt and Sons was restricted in the payment of termination benefits to its former employees by virtue of the Chapter 11 Cases.

The following table summarizes the restructuring related accruals activity recorded for the quarter ended March 31, 2009 (in thousands):

	Severance		Independent
	Related and		Contractor	Surety Bond
	Benefits	Facilities	Agreements	Accrual	Total

Balance at December 31, 2008	$129	704	597	1,144	2,574
Restructuring charges	89	—	8	—	97
Cash payments	(132)	(93)	(206)	(37)	(468)

Balance at March 31, 2009	$86	611	399	1,107	2,203

The severance related and benefits accrual includes severance payments made to Levitt and Sons employees as well as other employees of the Company, payroll taxes and other benefits related to the terminations that occurred in 2007 as part of the Chapter 11 Cases. The Company incurred severance and benefits related restructuring charges in the three months ended March 31, 2009 and 2008 of approximately $89,000 and $1.2 million, respectively. For the three months ended March 31, 2009 and 2008, the Company paid approximately $132,000 and $1.5 million, respectively, in severance and termination charges related to the above described employee fund as well as severance for employees other than Levitt and Sons employees, all of which are reflected in the Other Operations segment. Employees entitled to participate in the fund either

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

received a payment stream, which in certain cases extended over two years, or a lump sum payment, dependent on a variety of factors. Former Levitt and Sons’ employees who received these payments were required to assign to the Company their unsecured claims against Levitt and Sons.

The facilities accrual as of March 31, 2009 represents expense associated with property and equipment leases that the Company had entered into that are no longer providing a benefit to the Company, as well as termination fees related to contractual obligations the Company cancelled. Included in this amount are future minimum lease payments, fees and expenses for which the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, as applicable, were satisfied. Total cash payments related to the facilities accrual were $93,000 and $86,000 for the three months ended March 31, 2009 and 2008, respectively.

The independent contractor agreements accrual relates to two consulting agreements entered into by Woodbridge with former Levitt and Sons employees. The total commitment related to these agreements as of March 31, 2009 was approximately $399,000 and will be paid monthly through November 2009. During each of the quarters ended March 31, 2009 and 2008, the Company paid $206,000 under these agreements.

Levitt and Sons had $33.3 million in surety bonds related to its ongoing projects at the time of the filing of the Chapter 11 Cases. In the event that these obligations are drawn and paid by the surety, Woodbridge could be responsible for up to $11.7 million plus costs and expenses in accordance with the surety indemnity agreements executed by Woodbridge. At each of March 31, 2009 and December 31, 2008, the Company had $1.1 million in surety bonds accrual at Woodbridge related to certain bonds where management believes it to be probable that the Company will be required to reimburse the surety under applicable indemnity agreements. During the three months ended March 31, 2009 and 2008, the Company reimbursed the surety approximately $37,000 and $165,000, respectively, in accordance with the indemnity agreement for bond claims paid during the period. It is unclear whether and to what extent the remaining outstanding surety bonds of Levitt and Sons will be drawn and the extent to which Woodbridge may be responsible for additional amounts beyond this accrual. There is no assurance that the Company will not be responsible for amounts in excess of the $1.1 million accrual. Woodbridge will not receive any repayment, assets or other consideration as recovery of any amounts it may be required to pay. In September 2008, a surety filed a lawsuit to require Woodbridge to post collateral against a portion of the $11.7 million surety bonds exposure relating to two bonds totaling $5.4 million after a municipality made claims against the surety. The Company believes that the municipality does not have the right to demand payment under the bonds and initiated a lawsuit against the municipality. Because the Company does not believe a loss is probable, the Company did not accrue any amount in connection with this claim as of March 31, 2009. As claims had been made on the bonds, the surety requested the Company post a $4.0 million letter of credit as security while the matter is litigated with the municipality and the Company has complied with that request.

At March 31, 2009, the Company had $2.4 million in unrecognized tax benefits related to FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109” (“FIN No. 48”). FIN No. 48 provides guidance for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return.

11.	Development Bonds Payable

In connection with the development of certain of Core’s projects, community development, special assessment or improvement districts have been established and may utilize tax-exempt bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements near or at these communities. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district, and a priority assessment lien may be placed on benefited parcels to provide security for the debt service. The bonds, including interest and redemption premiums, if any, and the

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

associated priority lien on the property are typically payable, secured and satisfied by revenues, fees, or assessments levied on the property benefited. Core is required to pay the revenues, fees, and assessments levied by the districts on the properties it still owns that are benefited by the improvements. Core may also be required to pay down a specified portion of the bonds at the time each unit or parcel is sold. The costs of these obligations are capitalized to inventory during the development period and recognized as cost of sales when the properties are sold.

Core’s bond financing at March 31, 2009 and December 31, 2008 consisted of district bonds totaling $218.7 million at each of these dates with outstanding amounts of approximately $143.8 million and $130.5 million, respectively. Further, at March 31, 2009, there was approximately $69.2 million available under these bonds to fund future development expenditures. Bond obligations at March 31, 2009 mature in 2035 and 2040. As of March 31, 2009, Core owned approximately 16% of the property subject to assessments within the community development district and approximately 91% of the property subject to assessments within the special assessment district. During the quarters ended March 31, 2009 and 2008, Core recorded approximately $159,000 and $105,000, respectively, in assessments on property owned by it in the districts. Core is responsible for any assessed amounts until the underlying property is sold and will continue to be responsible for the annual assessments if the property is never sold. In addition, Core has guaranteed payments for assessments under the district bonds in Tradition, Florida which would require funding if future assessments to be allocated to property owners are insufficient to repay the bonds. Management has evaluated this exposure based upon the criteria in SFAS No. 5, “Accounting for Contingencies”, and has determined that there have been no substantive changes to the projected density or land use in the development subject to the bond which would make it probable that Core would have to fund future shortfalls in assessments.

In accordance with EITF Issue No. 91-10, “Accounting for Special Assessments and Tax Increment Financing”, the Company records a liability for the estimated developer obligations that are fixed and determinable and user fees that are required to be paid or transferred at the time the parcel or unit is sold to an end user. At each of March 31, 2009 and December 31, 2008, the liability related to developer obligations associated with Core’s ownership of the property was $3.3 million. This liability is included in the accompanying unaudited consolidated statements of financial condition as of March 31, 2009.

12.	Earnings (Loss) per Share and Stock Repurchases

Basic earnings (loss) per common share is computed by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share is computed in the same manner as basic earnings (loss) per common share, taking into consideration (a) the dilutive effect of the Company’s stock options and restricted stock using the treasury stock method and (b) the pro rata impact of Bluegreen’s dilutive securities (stock options and convertible securities) on the amount of Bluegreen’s earnings recognized by the Company. For the three months ended March 31, 2009 and 2008, 314,971 and 300,821 shares of common stock equivalents, respectively, at various prices were not included in the computation of diluted earnings (loss) per common share because the exercise prices were greater than the average market price of the common shares and, therefore, their effect would be antidilutive.

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

The following table presents the computation of basic and diluted earnings (loss) per common share (in thousands, except for per share data):

	Three Months Ended
	March 31,
	2009	2008

Numerator:
Basic earnings (loss) per common share:
Net income (loss) attributable to Woodbridge — basic	$14,775	(10,431)

Diluted earnings (loss) per common share:
Net income (loss) attributable to Woodbridge — basic	$14,775	(10,431)
Pro rata share of the net effect of Bluegreen dilutive securities	—	(2)

Net income (loss) attributable to Woodbridge — diluted	$14,775	(10,433)

Denominator:
Basic average shares outstanding	16,906	19,254
Effect of dilutive stock options and unvested restricted stock	—	—

Diluted average shares outstanding	16,906	19,254

Basic earnings (loss) per common share:
Basic	$0.87	(0.54)
Diluted	$0.87	(0.54)

Stock Repurchases

In November 2008, the Company’s Board of Directors approved a stock repurchase program which authorized Woodbridge to repurchase up to 5 million shares of its Class A Common Stock from time to time on the open market or in private transactions. There can be no assurance that Woodbridge will repurchase all of the shares authorized for repurchase under the program, and the actual number of shares repurchased will depend on a number of factors, including levels of cash generated from operations, cash requirements for acquisitions and investment opportunities, repayment of debt, the Company’s current stock price, and other factors. The stock repurchase program does not have an expiration date and may be modified or discontinued at any time. In the fourth quarter of 2008, the Company repurchased 2,385,624 shares at a cost of $1.4 million which were canceled and retired in February 2009, subsequent to December 31, 2008. In the first quarter of 2009, the Company repurchased 19,393 shares at a cost of $13,000 which were canceled and retired in April 2009, subsequent to March 31, 2009. All shares repurchased are recorded as treasury stock. At March 31, 2009, 2,594,983 shares remained available for repurchase under the stock repurchase program.

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

13.	Other Revenues

The following table summarizes other revenues (in thousands):

	Three Months
	Ended March 31,
	2009	2008

Other revenues
Lease/rental income	$2,280	2,500
Marketing fees	48	93
Impact fees	11	146
Franchise revenue	299	—
Irrigation revenue	252	225

	$2,890	2,964

14.	Income Taxes

The Company’s provision for income taxes is estimated to result in an effective tax rate of 0.0% in 2009. The effective tax rate used for the three months ended March 31, 2008 was 0.0%. The 0.0% effective tax rate is a result of the Company recording a valuation allowance for those deferred tax assets that are not expected to be recovered in the future. Due to large losses in the past and expected taxable losses in the foreseeable future, the Company may not have sufficient taxable income of the appropriate character in the future to realize any portion of the net deferred tax asset.

The Company and its subsidiaries are subject to U.S. federal income tax as well as to income tax in Florida and South Carolina. The Company has effectively settled all U.S. federal income tax matters for years through 2004. All years subsequent to these closed periods remain open and subject to examination. The Federal income tax returns for the years 2005, 2006 and 2007 are currently being examined by the Internal Revenue Service.

15.	Interest and Other Income

Interest and other income is summarized as follows (in thousands):

	Three Months
	Ended March 31,
	2009	2008

Interest income	$512	1,481
Other income	54	123

Total interest and other income	$566	1,604

16.	Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has two reportable business segments, Land and Other Operations. The Company evaluates segment performance primarily based on pre-tax income before noncontrolling interests. The information provided for segment reporting is based on management’s internal reports. Except as otherwise indicated herein, the accounting policies of the segments are the same as those of the Company. Eliminations consist of the elimination of transactions between the Land Division and Other Operations segments. All of the eliminated transactions were recorded based upon terms that management

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

believed would be attained in an arm’s-length transaction. The presentation and allocation of assets, liabilities and results of operations may not reflect the actual economic costs of the segments as stand-alone businesses. If a different basis of allocation were utilized, the relative contributions of the segments might differ, but management believes that the relative trends in segments would likely not be impacted.

The Company’s Land Division segment consists of the operations of Core Communities, and the Other Operations segment consists of the operations of the Parent Company, Pizza Fusion, and Carolina Oak, other activities through Cypress Creek Capital and Snapper Creek, an equity investment in Bluegreen and an investment in Office Depot.

The following tables present segment information as of and for the three months ended March 31, 2009 and 2008 (in thousands):

		Other
Three Months Ended March 31, 2009	Land	Operations	Eliminations	Total

Revenues:
Sales of real estate	$1,427	—	—	1,427
Other revenues	2,277	622	(9)	2,890

Total revenues	3,704	622	(9)	4,317

Costs and expenses:
Cost of sales of real estate	693	—	—	693
Selling, general and administrative expenses	6,247	4,507	—	10,754
Interest expense	1,370	1,403	—	2,773

Total costs and expenses	8,310	5,910	—	14,220

Earnings from Bluegreen Corporation	—	6,336	—	6,336
Impairment of investment in Bluegreen Corporation	—	(20,401)	—	(20,401)
Impairment of other investments	—	(2,396)	—	(2,396)
Gain on settlement of investment in subsidiary	—	26,985	13,384	40,369
Interest and other income	274	292	—	566

(Loss) income before income taxes and noncontrolling interest	(4,332)	5,528	13,375	14,571
(Provision) benefit for income taxes	—	—	—	—

Net (loss) income	(4,332)	5,528	13,375	14,571
Add: Net loss attributable to noncontrolling interest	—	204	—	204

Net (loss) income attributable to Woodbridge	$(4,332)	5,732	13,375	14,775

Inventory of real estate	$207,073	35,749	(1,175)	241,647

Total assets	$333,810	191,503	(1,175)	524,138

Total debt	$215,018	134,524	—	349,542

Total liabilities	$247,169	145,657	(8,034)	384,792

Total equity	$86,641	45,846	6,859	139,346

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

		Other
Three Months Ended March 31, 2008	Land	Operations	Eliminations	Total

Revenues:
Sales of real estate	$154	—	—	154
Other revenues	2,705	259	—	2,964

Total revenues	2,859	259	—	3,118

Costs and expenses:
Cost of sales of real estate	28	—	—	28
Selling, general and administrative expenses	5,531	7,096	—	12,627
Interest expense	993	2,673	(642)	3,024

Total costs and expenses	6,552	9,769	(642)	15,679

Earnings from Bluegreen Corporation	—	526	—	526
Interest and other income	904	1,342	(642)	1,604

Loss before income taxes	(2,789)	(7,642)	—	(10,431)
Benefit for income taxes	—	—	—	—

Net loss	$(2,789)	(7,642)	—	(10,431)

Inventory of real estate	$195,068	46,441	(7,286)	234,223

Total assets	$328,255	365,699	(5,260)	688,694

Total debt	$205,438	137,060	—	342,498

Total liabilities	$202,740	225,239	11,395	439,374

Total shareholders’ equity	$125,515	140,460	(16,655)	249,320

In the ordinary course of business, certain intersegment loans are entered into and interest is recorded at current borrowing rates. All interest expense and interest income associated with these intersegment loans are eliminated in consolidation.

17.	Parent Company Financial Statements

The Company’s subordinated investment notes (the “Investment Notes”) and junior subordinated debentures (the “Junior Subordinated Debentures”) are direct unsecured obligations of the Parent Company, are not guaranteed by the Company’s subsidiaries and are not secured by any assets of the Company or its subsidiaries. The Parent Company has historically relied on dividends or management fees from its subsidiaries and earnings on its cash investments to fund its operations, including debt service obligations relating to its outstanding Investment Notes and Junior Subordinated Debentures. The Company would be restricted from paying dividends to its common shareholders if an event of default exists under the terms of either the Investment Notes or the Junior Subordinated Debentures.

Some of the Company’s subsidiaries incur indebtedness on terms that, among other things, require the subsidiary to maintain certain financial ratios and a minimum net worth. These covenants may have the effect of limiting the amount of debt that the subsidiaries can incur in the future and restricting payments to the Parent Company.

The accounting policies for the Parent Company are generally the same as those policies described in the summary of significant accounting policies outlined with respect to the Company’s audited consolidated

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

financial statements included below. The Parent Company’s interest in its consolidated subsidiaries is reported under the equity method of accounting for purposes of this presentation.

The Parent Company unaudited condensed statements of financial condition at March 31, 2009 and December 31, 2008 and unaudited condensed statements of operations for the three months ended March 31, 2009 and 2008 are shown below (in thousands):

Condensed Statements of Financial Condition

	March 31,	December 31,
	2009	2008

Total assets	$233,541	253,017

Total liabilities	$94,195	133,487
Total equity	139,346	119,530

Total liabilities and equity	$233,541	253,017

Condensed Statements of Operations

	Three Months
	Ended March 31,
	2009	2008

Earnings from Bluegreen Corporation	$6,336	526
Impairment of investment in Bluegreen Corporation	20,401	—
Other revenues	255	1,339
Gain on settlement of investment in subsidiary	26,986	—
Costs and expenses	3,581	7,406

Income (loss) before income taxes	9,595	(5,541)
(Provision) benefit for income taxes	—	—

Net income (loss) before undistributed earnings (loss) from consolidated subsidiaries	9,595	(5,541)
Earnings (loss) from consolidated subsidiaries, net of income taxes	5,180	(4,890)

Net income (loss)	$14,775	(10,431)

18.	Certain Relationships and Related Party Transactions

The Company and BankAtlantic Bancorp, Inc. (“Bancorp”) are under common control. The controlling shareholder of the Company and Bancorp is BFC Financial Corporation (“BFC”). Bancorp is the parent company of BankAtlantic. The Company’s Chairman and Chief Executive Officer, Alan B. Levan, and the Company’s Vice Chairman, John E. Abdo, collectively own or control shares of BFC’s common stock representing a majority of BFC’s total voting power. Messrs. Levan and Abdo are also directors of the Company and Bluegreen, and executive officers and directors of BFC, Bancorp and BankAtlantic.

Pursuant to the terms of a shared services agreement between the Company and BFC Shared Services Corporation, certain administrative services, including human resources, risk management, and investor and public relations, are provided to the Company by BFC Shared Services Corporation on a percentage of cost basis. The total amounts paid for these services in the three months ended March 31, 2009 and 2008 were approximately $300,000 and $206,000, respectively. In addition, effective May 2008, the Company and BFC

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

entered into a sublease agreement pursuant to which BFC leases space located at the BankAtlantic corporate office for the Company’s corporate staff. During the three months ended March 31, 2009, the Company paid BFC approximately $38,000 under this sublease agreement.

Effective March 2008, the Company entered into an agreement with BankAtlantic, pursuant to which BankAtlantic agreed to house the Company’s information technology servers and provide hosting, security and managed services to the Company relating to its information technology operations. During the three months ended March 31, 2009, the Company paid hosting fees to BankAtlantic of approximately $30,000. There were no payments made in the same period in 2008.

The above services provided by BFC and BankAtlantic may not be representative of the amounts that would be paid in an arms-length transaction.

The Company maintains securities sold under repurchase agreements at BankAtlantic. The balances in its accounts at March 31, 2009 and 2008 were approximately $7.1 million and $1.4 million, respectively. BankAtlantic paid interest to the Company on its accounts for the three months ended March 31, 2009 and 2008 of approximately $19,000 and $21,000, respectively. Additionally, in December 2008, BankAtlantic facilitated the placement of certificates of deposits insured by the Federal Deposit Insurance Corporation (the “FDIC”) with other insured depository institutions on the Company’s behalf through the Certificate of Deposit Account Registry Service (“CDARS”) program. The CDARS program facilitates the placement of funds into certificates of deposits issued by other financial institutions in increments of less than the standard FDIC insurance maximum to insure that both principal and interest are eligible for full FDIC insurance coverage. The Company’s placements under the CDARS program at March 31, 2009 totaled $49.9 million.

The Company is currently working with Bluegreen to explore avenues in assisting Bluegreen in obtaining liquidity in the securitization of its receivables, which may include, among other potential alternatives, Woodbridge forming a broker dealer to raise capital through private or public offerings, among other things. Bluegreen has agreed to reimburse the Company for certain expenses, including legal and professional fees incurred in connection with this effort. As of March 31, 2009, the Company was reimbursed approximately $307,000 from Bluegreen and has recorded a receivable of approximately $298,000.

19.	New Accounting Pronouncements

In April 2009, the FASB issued FSP FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 provides guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. If it is determined that a transaction is not orderly, a reporting entity should place little, if any, weight on that transaction price when estimating fair value. The guidance in FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted. The Company does not believe that the adoption of FSP FAS 157-4 will have a material impact on the Company’s financial statements.

In April 2009, the FASB issued FSP FAS 115-2/FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2/FAS 124-2”). FSP FAS 115-2/FAS 124-2 amends the other-than-temporary impairment guidance for debt securities. Prior to issuance of FSP FAS 115-2/FAS 124-2, if a debt security was impaired and an entity had the ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value, then the impairment loss was not recognized in earnings. The guidance of FSP FAS 115-2/FAS 124-2 indicates that if an entity does not intend to sell an

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

impaired debt security, it should assess whether it is more likely than not that it will be required to sell the security before recovery. If the entity more likely than not will be required to sell the security before recovery, an other-than-temporary impairment has occurred. If an entity does not expect to recover its cost in the debt security, it should determine whether a credit loss exists and if so the credit loss should be recognized in earnings and the remaining impairment should be recognized in other comprehensive income. The guidance in FSP FAS 115-2/FAS 124-2 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted. The Company does not believe that the adoption of FSP FAS 115-2/FAS 124-2 will have a material impact on the Company’s financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1/APB 28-1”). Prior to issuing FSP FAS 107-1/APB 28-1, fair values for financial assets and liabilities were only disclosed in annual financial statements. FSP FAS 107-1/APB 28-1 now also requires these annual disclosures for interim reporting periods as well, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The guidance in FSP FAS 107-1/APB 28-1 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted. FSP FAS 107-1/APB 28-1 will not have a material impact on the Company’s financial statements.

20.	Litigation

Class Action litigation

On January 25, 2008, plaintiff Robert D. Dance filed a purported class action complaint as a putative purchaser of the Company’s securities against the Company and certain of its officers and directors, asserting claims under the federal securities laws and seeking damages. This action was filed in the United States District Court for the Southern District of Florida and is captioned Dance v. Levitt Corp. et al., No. 08-CV-60111-DLG. The securities litigation purports to be brought on behalf of all purchasers of the Company’s securities during the period beginning on January 31, 2007 and ending on August 14, 2007. The complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by issuing a series of false and/or misleading statements concerning the Company’s financial results, prospects and condition. The Company intends to vigorously defend this action.

Surety Bond Claim

In September 2008, a surety filed a lawsuit to require Woodbridge to post $5.4 million of collateral relating to two bonds totaling $5.4 million after a municipality made claims against the surety. The Company believes that the municipality does not have the right to demand payment under the bonds and initiated a lawsuit against the municipality. Because the Company does not believe a loss is probable, the Company did not accrue any amount related to this claim as of March 31, 2009. As claims had been made on the bonds, the surety requested the Company post a $4.0 million letter of credit as security while the matter is litigated with the municipality and the Company has complied with that request.

General litigation

The Company is a party to various claims and lawsuits which arise in the ordinary course of business. The Company does not believe that the ultimate resolution of these claims or lawsuits will have a material adverse effect on its business, financial position, results of operations or cash flows.

21.	Bankruptcy of Levitt and Sons

As described in Note 1 above, on November 9, 2007, the Debtors filed the Chapter 11 Cases. The Debtors commenced the Chapter 11 Cases in order to preserve the value of their assets and to facilitate an

Woodbridge Holdings Corporation

Notes to Unaudited Consolidated Financial Statements — (Continued)

orderly wind-down of their businesses and disposition of their assets in a manner intended to maximize the recoveries of all constituents. In connection with the filing of the Chapter 11 Cases, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007. As a result of the deconsolidation, Woodbridge had a negative basis in its investment in Levitt and Sons because Levitt and Sons generated significant losses and intercompany liabilities in excess of its asset balances. This negative investment, “Loss in excess of investment in subsidiary”, was reflected as a single amount on the Company’s consolidated statements of financial condition as a $55.2 million liability as of December 31, 2008. This balance was comprised of a negative investment in Levitt and Sons of $123.0 million, and outstanding advances due to Woodbridge from Levitt and Sons of $67.8 million. Included in the negative investment was approximately $15.8 million associated with deferred revenue related to intra-segment sales between Levitt and Sons and Core Communities. During the fourth quarter of 2008, the Company identified approximately $2.3 million of deferred revenue on intercompany sales between Core and Carolina Oak that had been misclassified against the negative investment in Levitt and Sons. As a result, the Company recorded a $2.3 million reclassification in the fourth quarter of 2008 between inventory of real estate and the loss in excess of investment in subsidiary in the consolidated statements of financial condition. As a result, as of December 31, 2008, the net negative investment was $52.9 million.

On June 27, 2008, Woodbridge entered into a settlement agreement (the “Settlement Agreement”) with the Debtors and the Joint Committee of Unsecured Creditors (the “Joint Committee”) appointed in the Chapter 11 Cases. Pursuant to the Settlement Agreement, among other things, (i) Woodbridge agreed to pay to the Debtors’ bankruptcy estates the sum of $12.5 million plus accrued interest from May 22, 2008 through the date of payment, (ii) Woodbridge agreed to waive and release substantially all of the claims it had against the Debtors, including its administrative expense claims through July 2008, and (iii) the Debtors (joined by the Joint Committee) agreed to waive and release any claims they had against Woodbridge and its affiliates. After certain of Levitt and Sons’ creditors indicated that they objected to the terms of the Settlement Agreement and stated a desire to pursue claims against Woodbridge, Woodbridge, the Debtors and the Joint Committee entered into an amendment to the Settlement Agreement, pursuant to which Woodbridge would, in lieu of the $12.5 million payment previously agreed to, pay $8 million to the Debtors’ bankruptcy estates and place $4.5 million in a release fund to be disbursed to third party creditors in exchange for a third party release and injunction. The amendment also provided for an additional $300,000 payment by Woodbridge to a deposit holders fund. The Settlement Agreement, as amended, was subject to a number of conditions, including the approval of the Bankruptcy Court.

As previously reported, on February 20, 2009, the Bankruptcy Court entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Joint Committee and approved the settlement pursuant to the Settlement Agreement, as amended. No appeal or rehearing of the Bankruptcy Court’s order was timely filed by any party, and the settlement was consummated on March 3, 2009, at which time, payment was made in accordance with the terms and conditions of the Settlement Agreement, as amended. Under cost method accounting, the cost of settlement and the related $52.9 million liability (less $500,000 which was determined as the settlement holdback and remained as an accrual pursuant to the Settlement Agreement, as amended) was recognized into income in the quarter ended March 31, 2009, resulting in a $40.4 million gain on settlement of investment in subsidiary. As a result, Woodbridge no longer holds an investment in this subsidiary.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of Woodbridge Holdings Corporation

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Woodbridge Holdings Corporation and its subsidiaries (the “Company”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting (not presented herein) appearing under Item 9A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Bluegreen Corporation, an approximate 31 percent-owned equity investment of the Company which reflects a net investment totaling $115.1 million and $116.0 million at December 31, 2008 and 2007, respectively, (prior to an other-than-temporary impairment recorded by the Company of approximately $85.2 million, net of the amortization of $9.2 million of basis difference, in the year ending December 31, 2008) and equity in the net earnings (loss) of approximately ($154,000) (prior to the amortization of approximately $9.2 million related to the change in the basis of the Company’s investment as a result of impairment charges of $94.4 million), $10.3 million and $9.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The financial statements of Bluegreen Corporation were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Bluegreen Corporation, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109 in January 1, 2007.

As discussed in Notes 2, 20 and 24, on November 9, 2007 (the “Petition Date”), Levitt and Sons, LLC (“Levitt and Sons”) and substantially all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Florida. As a result, Levitt and Sons was deconsolidated from the Company as of the Petition Date and has been prospectively reported as a cost method investment. On the Petition Date, Levitt and Sons had total assets, total liabilities and net shareholder’s deficit of approximately $373 million, $480 million, and $107 million, respectively.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
March 19, 2009

Woodbridge Holdings Corporation

Consolidated Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
	(In thousands, except share data)

ASSETS
Cash and cash equivalents	$114,798	195,181
Restricted cash	21,288	2,207
Current income tax receivable	—	27,407
Inventory of real estate	241,318	227,290
Investments:
Bluegreen Corporation	29,789	116,014
Other equity securities	4,278	—
Certificates of deposits, short-term	9,600	—
Unconsolidated trusts	419	2,565
Property and equipment, net	109,477	118,243
Intangible assets	4,324	—
Other assets	23,963	23,944

Total assets	$559,254	712,851

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued liabilities and other	$33,913	42,026
Customer deposits	592	715
Current income tax payable	2,380	—
Notes and mortgage notes payable	264,900	268,738
Junior subordinated debentures	85,052	85,052
Loss in excess of investment in subsidiary	52,887	55,214

Total liabilities	439,724	451,745

Shareholders’ equity:
Preferred stock, $0.01 par value Authorized: 5,000,000 shares Issued and outstanding: no shares	—	—
Class A Common Stock, $0.01 par value Authorized: 30,000,000 shares Issued: 19,042,149 and 19,010,804 shares, respectively	190	190
Class B Common Stock, $0.01 par value Authorized: 2,000,000 shares Issued and outstanding: 243,807 shares	2	2
Additional paid-in capital	339,780	337,565
Accumulated deficit	(218,868)	(78,537)
Accumulated other comprehensive (loss)income	(135)	1,886

	120,969	261,106
Less — common stock in treasury, at cost (2,385,624 in 2008)	(1,439)	—

Total shareholders’ equity	119,530	261,106

Total liabilities and shareholders’ equity	$559,254	712,851

See accompanying notes to consolidated financial statements.

Woodbridge Holdings Corporation

Consolidated Statements of Operations
For each of the years in the three year period ended December 31, 2008

	2008	2007	2006
	(In thousands, except per share data)

Revenues:
Sales of real estate	$13,837	410,115	566,086
Other revenues	11,701	10,458	9,241

Total revenues	25,538	420,573	575,327

Costs and expenses:
Cost of sales of real estate	12,728	573,241	482,961
Selling, general and administrative expenses	50,754	117,924	121,151
Interest expense	10,867	3,807	—
Other expenses	—	3,929	3,677

Total costs and expenses	74,349	698,901	607,789

Earnings from Bluegreen Corporation	8,996	10,275	9,684
Impairment of investment in Bluegreen Corporation	(94,426)	—	—
Impairment of other investments	(14,120)	—	—
Interest and other income	8,030	11,264	7,844

Loss before income taxes	(140,331)	(256,789)	(14,934)
Benefit for income taxes	—	22,169	5,770

Net loss	$(140,331)	(234,620)	(9,164)

Loss per common share:
Basic	$(7.35)	(30.00)	(2.27)
Diluted	$(7.35)	(30.00)	(2.29)
Weighted average common shares outstanding:
Basic	19,088	7,821	4,045
Diluted	19,088	7,821	4,045
Dividends declared per common share:
Class A common stock	$—	0.10	0.40
Class B common stock	$—	0.10	0.40

See accompanying notes to consolidated financial statements.

Woodbridge Holdings Corporation

Consolidated Statements of Comprehensive Loss
For each of the years in the three year period ended December 31, 2008

	2008	2007	2006
	(In thousands)

Net loss	$(140,331)	(234,620)	(9,164)
Other comprehensive income:
Pro-rata share of unrealized (loss) gain recognized by Bluegreen Corporation on retained interests in notes receivable sold	(2,021)	(870)	1,263
Benefit (provision) for income taxes	—	335	(487)

Pro-rata share of unrealized (loss) gain recognized by Bluegreen Corporation on retained interests in notes receivable sold (net of tax)	(2,021)	(535)	776

Comprehensive loss	$(142,352)	(235,155)	(8,388)

See accompanying notes to consolidated financial statements.

Woodbridge Holdings Corporation

Consolidated Statements of Shareholders’ Equity
For each of the years in the three year period ended December 31, 2008

	Shares of
	Common
	Stock		Class A	Class B	Additional	Retained		Common Stock		Accumulated
	Outstanding		Common	Common	Paid-in	Earnings	Unearned	in Treasury		Comprehensive
	Class A	Class B	Stock	Stock	Capital	(Deficit)	Compensation	Shares	Amount	Income (Loss)	Total
	(In thousands)

Balance at December 31, 2005	3,723	244	$37	$2	$181,243	$166,969	$(110)	—	$—	$1,645	$349,786
Issuance of restricted common stock	1	—	—	—	—	—	—	—	—	—	—
Reversal of unamortized stock compensation related to restricted stock upon adoption of FAS 123(R)	—	—	—	—	(110)	—	110	—	—	—	—
Share based compensation related to stock options and restricted stock	—	—	—	—	3,250	—	—	—	—	—	3,250
Net loss	—	—	—	—	—	(9,164)	—	—	—	—	(9,164)
Pro-rata share of unrealized gain recognized by Bluegreen on sale of retained interests, net of tax	—	—	—	—	—	—	—	—	—	776	776
Issuance of Bluegreen common stock, net of tax	—	—	—	—	177	—	—	—	—	—	177
Cash dividends paid	—	—	—	—	—	(1,586)	—	—	—	—	(1,586)

Balance at December 31, 2006	3,724	244	$37	$2	$184,560	$156,219	$—	—	$—	$2,421	$343,239
Issuance of restricted common stock	2	—	—	—	—	—	—	—	—	—	—
Issuance from Rights Offering, net of issue costs	15,285	—	153	—	152,498	—	—	—	—	—	152,651
Share based compensation related to stock options and restricted stock	—	—	—	—	2,193	—	—	—	—	—	2,193
Net loss	—	—	—	—	—	(234,620)	—	—	—	—	(234,620)
Pro-rata share of unrealized loss recognized by Bluegreen on sale of retained interests, net of tax	—	—	—	—	—	—	—	—	—	(535)	(535)
Issuance of Bluegreen common stock, net of tax	—	—	—	—	(279)	—	—	—	—	—	(279)
Tax asset valuation allowance associated with Bluegreen capital transactions	—	—	—	—	(1,407)	—	—	—	—	—	(1,407)
Cash dividends paid	—	—	—	—	—	(396)	—	—	—	—	(396)
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48 — see Note 16)	—	—	—	—	—	260	—	—	—	—	260

Balance at December 31, 2007	19,011	244	$190	$2	$337,565	$(78,537)	$—	—	$—	$1,886	$261,106
Issuance of restricted common stock	31	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	2,386	(1,439)	—	(1,439)
Share based compensation related to stock options and restricted stock	—	—	—	—	990	—	—	—	—	—	990
Net loss	—	—	—	—	—	(140,331)	—	—	—	—	(140,331)
Pro-rata share of unrealized loss recognized by Bluegreen on sale of retained interests	—	—	—	—	—	—	—	—	—	(2,021)	(2,021)
Issuance of Bluegreen common Stock	—	—	—	—	1,225	—	—	—	—	—	1,225

Balance at December 31, 2008	19,042	244	$190	$2	$339,780	$(218,868)	$—	2,386	$(1,439)	$(135)	$119,530

See accompanying notes to consolidated financial statements

Woodbridge Holdings Corporation

Consolidated Statements of Cash Flows
For each of the years in the three year period ended December 31, 2008

	2008	2007	2006
	(In thousands)

Operating activities:
Net loss	$(140,331)	(234,620)	(9,164)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,341	5,207	3,703
Change in deferred income taxes	—	(1,187)	(14,263)
Earnings from Bluegreen Corporation	(8,996)	(10,275)	(9,684)
Earnings from unconsolidated trusts	(218)	(220)	(178)
Impairment of investment in Bluegreen Corporation	94,426	—	—
Impairment of other investments	14,120	—	—
(Gain) loss from real estate joint ventures	(182)	27	417
Share-based compensation expense related to stock options and restricted stock	990	1,962	3,250
Gain on sale of property and equipment	(2,520)	—	(1,329)
Gain on sale of equity securities	(1,178)	—	—
Impairment of property and equipment	114	533	245
Impairment of inventory	3,491	226,879	38,083
Changes in operating assets and liabilities:
Inventory of real estate	(19,964)	26,950	(255,968)
Notes receivable	(63)	2,903	(1,640)
Other assets	309	2,180	5,174
Income taxes receivable	27,407	—	—
Income taxes payable	2,380	—	—
Customer deposits	(123)	(23,974)	(8,990)
Accounts payable, accrued expenses and other liabilities	(9,900)	(31,662)	9,824

Net cash used in operating activities	(32,897)	(35,297)	(240,520)

Investing activities:
Investment in real estate joint ventures	—	(229)	(469)
Distributions from real estate joint ventures	182	47	576
(Increase) decrease in restricted cash	(19,081)	(1,321)	421
Purchase of equity securities	(33,978)	—	—
Acquisition of Pizza Fusion	(3,000)	—	—
Purchase of short-term investments	(9,600)	—	—
Proceeds from sale of equity securities	18,904	—	—
Investments in unconsolidated trusts	—	—	(928)
Distributions from unconsolidated trusts	218	220	178
Proceeds from sale of property and equipment	5,588	30	1,943
Deconsolidation of subsidiary cash balance	—	(6,387)	—
Capital expenditures	(1,154)	(38,749)	(29,476)

Net cash used in investing activities	(41,921)	(46,389)	(27,755)

Financing activities:
Proceeds from notes and mortgage notes payable	27,522	236,839	379,732
Proceeds from junior subordinated debentures	—	—	30,928
Repayment of notes and mortgage notes payable	(31,130)	(158,923)	(202,927)
Cash paid for stock repurchase	(1,439)	—	—
Payments for debt issuance costs	(518)	(1,695)	(3,043)
Payments for stock issue costs	—	(196)	—
Proceeds from issuance of common stock	—	152,847	—
Cash dividends paid	—	(396)	(1,586)

Net cash (used in) provided by financing activities	(5,565)	228,476	203,104

(Decrease) increase in cash and cash equivalents	$(80,383)	146,790	(65,171)
Cash and cash equivalents at the beginning of period	195,181	48,391	113,562

Cash and cash equivalents at end of period	$114,798	195,181	48,391

Supplemental cash flow information
Interest paid on borrowings, net of amounts capitalized	$11,101	5,927	963
Income taxes (refunded) paid	(29,711)	4,556	17,140
Supplemental disclosure of non-cash operating, investing and financing activities:
Change in shareholders’ equity resulting from the change in other comprehensive (loss) gain, net of taxes	$(2,021)	(535)	776
Change in shareholders’ equity from the net effect of Bluegreen’s capital transactions, net of taxes	1,225	(279)	177
Decrease in inventory from reclassification to property and equipment	—	2,859	8,412
Increase in deferred tax liability due to cumulative impact of change in accounting for uncertainties in income taxes (FIN 48 — see Note 16)	—	260	—
Assets and liabilities assumed upon acquisition of Pizza Fusion (see Note 3)
At November 9, 2007, all accounts of Levitt and Sons were deconsolidated from the Company. Refer to (Note 24) for an analysis of the balances at the time of deconsolidation.

See accompanying notes to consolidated financial statements.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements

1.	Description of Business

Woodbridge Holdings Corporation (“Woodbridge” or the “Company”) (formerly Levitt Corporation), directly and through its wholly owned subsidiaries, historically has been a real estate development company with activities in the Southeastern United States. The Company was organized in December 1982 under the laws of the State of Florida. Historically, the Company’s operations were primarily within the real estate industry; however, the Company’s current business strategy includes the pursuit of investments and acquisitions within or outside of the real estate industry, as well as the continued development of master-planned communities. Under this business strategy, the Company likely will not generate a consistent earnings stream and the composition of the Company’s revenues may vary widely due to factors inherent in a particular investment, including the maturity and cyclical nature of, and market conditions relating to, the businesses in which the Company invests. Net investment gains and other income will be based primarily on the success of the Company’s investments as well as overall market conditions.

In 2008, Woodbridge engaged in business activities through the Land Division, consisting of the operations of Core Communities, LLC (“Core Communities” or “Core”), which develops master-planned communities, and through the Other Operations segment (“Other Operations”), which includes the parent company operations of Woodbridge (the “Parent Company”), the consolidated operations of Pizza Fusion Holdings, Inc. (“Pizza Fusion”), the consolidated operations of Carolina Oak Homes, LLC (“Carolina Oak”), which engaged in homebuilding in South Carolina prior to the suspension of those activities during the fourth quarter of 2008, and other activities through Cypress Creek Capital Holdings, LLC (“Cypress Creek Capital”) and Snapper Creek Equity Management, LLC (“Snapper Creek”). An equity investment in Bluegreen Corporation (“Bluegreen”) and an investment in Office Depot, Inc. (“Office Depot”) are also included in the Other Operations segment.

Core Communities was founded in May 1996 to develop a master-planned community in Port St. Lucie, Florida now known as St. Lucie West. During 2008, its activities focused on the development of a master-planned community in St. Lucie, Florida called Tradition, Florida and a community outside of Hardeeville, South Carolina called Tradition Hilton Head (formerly known as Tradition, South Carolina). Tradition, Florida has been in active development for several years, while Tradition Hilton Head is in the early stage of development. As a master-planned community developer, Core Communities engages in four primary activities: (i) the acquisition of large tracts of raw land; (ii) planning, entitlement and infrastructure development; (iii) the sale of entitled land and/or developed lots to homebuilders and commercial, industrial and institutional end-users; and (iv) the development and leasing of commercial space to commercial, industrial and institutional end-users.

In October 2007, Woodbridge acquired from Levitt and Sons all of the outstanding membership interests in Carolina Oak for the following consideration: (i) the assumption of the outstanding principal balance of a loan in the amount of $34.1 million which is collateralized by a 150 acre parcel of land owned by Carolina Oak located in Tradition Hilton Head, (ii) the execution of a promissory note in the amount of $400,000 to serve as a deposit under a purchase agreement between Carolina Oak and Core Communities of South Carolina, LLC and (iii) the assumption of specified payables in the amount of approximately $5.3 million. The principal asset of Carolina Oak is a 150 acre parcel of land located in Tradition Hilton Head.

Prior to November 9, 2007, the Company also conducted homebuilding operations through Levitt and Sons, LLC (“Levitt and Sons”), which comprised the Company’s Homebuilding Division. The Homebuilding Division consisted of two reportable operating segments, the Primary Homebuilding segment and the Tennessee Homebuilding segment. Acquired in December 1999, Levitt and Sons was a developer of single family homes and townhome communities for active adults and families in Florida, Georgia, Tennessee and South Carolina. On November 9, 2007 (the “Petition Date”), Levitt and Sons and substantially all of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

of Florida (the “Bankruptcy Court”). In connection with the filing of the Chapter 11 Cases, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations of Levitt and Sons from Woodbridge’s financial results of operations. Since Levitt and Sons’ results are no longer consolidated and Woodbridge believes that it is not probable that it will be obligated to fund future operating losses at Levitt and Sons, any adjustments reflected in Levitt and Sons’ financial statements subsequent to November 9, 2007 are not expected to affect the results of operations of Woodbridge.

On November 13, 2008, the Company was notified by the New York Stock Exchange that its Class A Common Stock had fallen below the New York Stock Exchange’s continued listing requirement regarding average global market capitalization over a consecutive thirty-day trading period. As a result, the Company’s Class A Common Stock was suspended from trading on the New York Stock Exchange beginning with the opening of trading on November 20, 2008 and immediately began trading on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) under the trading symbol “WDGH.PK.”.

2.	Summary of Significant Accounting Policies

Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which the Company is the primary beneficiary as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN No. 46(R)”), or has a controlling interest in accordance with the provisions of Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures” (“SOP 78-9”), and Emerging Issues Task Force No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF No. 04-5”). Levitt and Sons is no longer a consolidated entity as described below. All significant inter-company transactions have been eliminated in consolidation.

In connection with the filing of the Chapter 11 Cases, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations of Levitt and Sons from its financial results of operations, and, as described above, Woodbridge accounts for any remaining investment in Levitt and Sons as a cost method investment.

In 2008, the Company, indirectly through its wholly-owned subsidiary, Woodbridge Equity Fund II LP, made a $3.0 million investment in Pizza Fusion. Pizza Fusion was determined to be a Variable Interest Entity (“VIE”) under the provisions of FIN No. 46(R) and Woodbridge Equity Fund II, LP was determined to be the primary beneficiary, therefore, the Company consolidated Pizza Fusion into its consolidated financial statements as of September 18, 2008.

In the ordinary course of business, the Company enters into contracts to purchase land held for development, including option contracts. Option contracts allow the Company to control significant positions with minimal capital investment and substantially reduce the risks associated with land ownership and development. The liability for nonperformance under such contracts is typically only the required non-refundable deposits. The Company does not have legal title to these assets. However, if certain conditions are met, under the requirements of FIN No. 46(R), the Company’s non-refundable deposits in these land contracts may create a variable interest, with the Company being identified as the primary beneficiary. If these conditions are met, FIN No. 46(R) requires the Company to consolidate the VIE holding the asset to be acquired at its fair value. At December 31, 2008 and 2007, there were no non-refundable deposits under these contracts, and the Company had no contracts in place to acquire land.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. Material estimates relate to revenue recognition on percent complete projects, reserves and accruals, impairment of assets, determination of the valuation of real estate and estimated costs to complete construction, litigation and contingencies, the current tax liability in accordance with FIN 48, and the amount of the deferred tax asset valuation allowance. The Company bases estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Reclassification

In June 2007, Core Communities began soliciting bids from several potential buyers to purchase assets associated with two of Core’s commercial leasing projects (the “Projects”). As the criteria for assets held for sale had been met in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the assets were reclassified to assets held for sale and the liabilities related to those assets were reclassified to liabilities related to assets held for sale in prior periods. The results of operations for these assets were reclassified as discontinued operations in the third quarter of 2007 and the Company ceased recording depreciation expense on these Projects. During the fourth quarter of 2008, the Company determined that given the difficulty in predicting the timing or probability of a sale of the assets associated with the Projects as a result of, among other things, the economic downturn and disruptions in credit markets, the requirements of SFAS No. 144 necessary to classify these assets as held for sale and to be included in discontinued operations were no longer met and the Company could not assert the Projects can be sold within a year. Therefore, the results of operations for these Projects were reclassified for the three years ending December 31, 2008 back into continuing operations in the consolidated statements of operations. In accordance with SFAS No. 144, the Company recorded a depreciation recapture of $3.2 million at December 31, 2008 to account for the depreciation not recorded while the assets were classified as discontinued operations. The Company compared the net carrying amount of the asset, after taking into account the adjustment for depreciation recapture, to the fair value at the date of the subsequent decision not to sell and determined that the adjusted net carrying value was less than the fair value on the date of the reclassification. Total assets and liabilities related to the Projects were $92.7 million and $76.1 million, respectively, for the year ended December 31, 2008, and $96.2 million and 80.1 million, respectively, for the year ended December 31, 2007. In addition, total revenues related to the Projects for the years ended December 31, 2008, 2007 and 2006 were $8.7 million, $4.7 million and $1.8 million, respectively, while income (loss) related to the Projects for the same periods in 2008, 2007 and 2006 was $6.0 million, $1.8 million and $(21,000), respectively.

Loss in excess of investment in Levitt and Sons

Under Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements” (“ARB No. 51”), consolidation of a majority-owned subsidiary is precluded where control does not rest with the majority owners. Under these rules, legal reorganization or bankruptcy represents conditions which can preclude consolidation or equity method accounting as control rests with the bankruptcy court, rather than the majority owner. As described elsewhere in this document, Levitt and Sons, our wholly-owned subsidiary, declared bankruptcy on November 9, 2007. Therefore, in accordance with ARB No. 51, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations of Levitt and Sons from Woodbridge’s financial results of operations, and the Company now follows the cost method of accounting to record its interest in Levitt and Sons. Under cost method accounting, income will only be

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

recognized to the extent of cash received in the future or when Levitt and Sons is legally released from its bankruptcy obligations through the approval of the Bankruptcy Court, at which time, any recorded loss in excess of the investment in Levitt and Sons can be recognized into income. (See Notes 20 and 24 for further information regarding Levitt and Sons and the Chapter 11 Cases).

Cash Equivalents

Cash and cash equivalents consist of demand deposits at commercial banks. The Company also invests in money market funds and certificates of deposits. Certificates of deposits with original maturities of less than three months are considered cash and cash equivalents. The cash deposits are held primarily at various financial institutions and exceed federally insured amounts. However, the Company has not experienced any losses on such accounts and management does not believe these concentrations to be a credit risk to the Company.

Restricted Cash

Cash and interest bearing deposits are segregated into restricted accounts for specific uses in accordance with the terms of certain land sale contracts, home sales and other agreements. Restricted funds may be utilized in accordance with the terms of the applicable governing documents. The majority of restricted funds are controlled by third-party escrow fiduciaries and include the amounts reserved under the Levitt and Sons Settlement Agreement.

Impairment of Long-Lived Assets

Long-lived assets consist of real estate inventory, property and equipment and other amortizable intangible assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in an amount by which the carrying amount of the asset exceeds the fair value of the asset.

For projects representing land investments where homebuilding activity had not yet begun, valuation models are used as the best evidence of fair value and as the basis for the measurement. If the calculated project fair value is lower than the carrying value of the real estate inventory, an impairment charge is recognized to reduce the carrying value of the project to fair value.

The assumptions developed and used by management to evaluate impairment are subjective and involve significant estimates, and are subject to increased volatility due to the uncertainty of the current market environment. As a result, actual results could differ materially from management’s assumptions and estimates and may result in material impairment charges in the future.

Short-Term Investments

The Company considers investments with original maturities of greater than three months and remaining maturities of less than one year as short-term investments. Certificates of deposits with original maturities of greater than three months and remaining maturities of less than one year are classified as “Certificates of deposits, short term” in our consolidated statements of financial condition.

Fair Value Measurements

Effective January 1, 2008, the Company partially adopted the provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which requires the Company to disclose the fair value of its investments in

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

unconsolidated trusts and equity securities, including the investments in Bluegreen and Office Depot. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). In determining fair value, the Company is sometimes required to use various valuation techniques. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1. Observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

When valuation techniques, other than those described as Level 1 are utilized, management must make estimations and judgments in determining the fair value for its investments. The degree to which management’s estimation and judgment is required is generally dependent upon the market pricing available for the investments, the availability of observable inputs, the frequency of trading in the investments and the investment’s complexity. If management makes different judgments regarding unobservable inputs the Company could potentially reach different conclusions regarding the fair value of its investments.

Investments

The Company determines the appropriate classifications of investments in equity securities at the acquisition date and re-evaluates the classifications at each balance sheet date. For entities where the Company is not deemed to be the primary beneficiary under FIN No. 46(R) or in which it has less than a controlling financial interest evaluated under AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures” or Emerging Issues Task Force No. 04-5, “Determining Whether a General Partner, or the General Partners as a group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”, these entities are accounted for using the equity or cost method of accounting. Typically, the cost method is used if the Company owns less than 20% of the investee’s stock and the equity method is used if the Company owns more than 20% of the investee’s stock. However, the Company has concluded that the percentage ownership of stock is not the sole determinant in applying the equity or the cost method, but the significant factor is whether the investor has the ability to significantly influence the operating and financial policies of the investee.

Equity Method

The Company follows the equity method of accounting to record its interests in entities in which it does not own the majority of the voting stock or record its investment in VIEs in which it is not the primary beneficiary. These entities consist of Bluegreen Corporation and statutory business trusts. The statutory business trusts are VIEs in which the Company is not the primary beneficiary. Under the equity method, the initial investment in a joint venture is recorded at cost and is subsequently adjusted to recognize the Company’s share of the joint venture’s earnings or losses. Distributions received and other-than-temporary impairments reduce the carrying amount of the investment.

Cost Method

The Company uses the cost method for investments where the Company owns less than a 20% interest and does not have the ability to significantly influence the operating and financial policies of the investee in

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

accordance with relative accounting guidance. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires the Company to designate its securities as held to maturity, available for sale, or trading, depending on the Company’s intent with regard to its investments at the time of purchase. There are currently no securities classified as held to maturity or trading.

Impairment

Securities classified as available-for-sale are carried at fair value with net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss), but do not impact the Company’s results of operations. Changes in fair value are taken to income when a decline in value is considered other-than-temporary.

The Company reviews its equity and cost method investments quarterly for indicators of other-than-temporary impairment in accordance with FSP FAS 115-1/FAS 124-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1/FAS 124-1”), and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 59 (“SAB No. 59”). This determination requires significant judgment in which the Company evaluates, among other factors, the fair market value of the investments, general market conditions, the duration and extent to which the fair value of the investment is less than cost, and the Company’s intent and ability to hold the investment until it recovers. The Company also considers specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, rating agency actions, changes in operational and financing cash flow factors. If a decline in the fair value of the investment is determined to be other-than-temporary, an impairment charge is recorded to reduce the investment to its fair value and a new cost basis in the investment is established.

Capitalized Interest

Interest incurred relating to land under development and construction is capitalized to real estate inventory or property and equipment during the active development period. For inventory, interest is capitalized at the effective rates paid on borrowings during the pre-construction and planning stages and the periods that projects are under development. Capitalization of interest is discontinued if development ceases at a project. Capitalized interest is expensed as a component of cost of sales as related homes, land and units are sold. For property and equipment under construction, interest associated with these assets is capitalized as incurred to property and equipment and is expensed through depreciation once the asset is put into use. The following table is a summary of interest incurred, capitalized and expensed, exclusive of impairment adjustments (in thousands):

	For the Year Ended December 31,
	2008	2007	2006

Interest incurred	$22,367	50,767	42,002
Interest capitalized	(11,500)	(46,960)	(42,002)

Interest expense	$10,867	3,807	—

Interest expensed in cost of sales	$326	17,949	15,358

In addition to the above interest expensed in cost of sales, the capitalized interest balance of inventory of real estate as of December 31, 2008 was reduced by approximately $2.4 million from the impairment reserve allocated to the capitalized interest component of inventory of real estate as a result of the Carolina Oak impairment charge recorded in the Other Operations segment. The capitalized interest balance of inventory of real estate as of December 31, 2007 was also reduced by $24.8 million of impairment reserves, of which approximately $9.3 million of these impairments related to Woodbridge’s impairment of capitalized interest

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

recorded in Other Operations associated with projects at Levitt and Sons, and the remaining $15.5 million related to the Homebuilding segments.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization, and consists primarily of land and office buildings, furniture and fixtures, leasehold improvements, equipment and water treatment and irrigation facilities. Repairs and maintenance costs are expensed as incurred. Significant renovations and improvements that improve or extend the useful lives of assets are capitalized. Depreciation is primarily computed on the straight-line method over the estimated useful lives of the assets, which generally range up to 50 years for water and irrigation facilities, 40 years for buildings, and 7 years for equipment and furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the shorter of the terms of the related leases or the useful lives of the assets. In cases where the Company determines that land and the related development costs are to be used as fixed assets, these costs are transferred from inventory of real estate to property and equipment.

Goodwill and Intangible Assets

The Company has recorded certain intangible assets related to its acquisition of Pizza Fusion. Intangible assets consist primarily of franchise contracts which were valued using a discounted cash flows methodology and are amortized over the average life of the franchise contracts. The estimates of useful lives and expected cash flows require the Company to make significant judgments regarding future periods that are subject to outside factors. In accordance with SFAS No. 144, the Company evaluates when events and circumstances indicate that assets may be impaired and when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The carrying value of these assets is dependent upon estimates of future earnings that the Company expects to generate. If cash flows decrease significantly, intangible assets may be impaired and would be written down to their fair value.

On at least an annual basis, the Company conducts a review of its goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), to determine whether the carrying value of goodwill exceeds the fair market value using a discounted cash flow methodology. In the year ended December 31, 2006, the Company conducted an impairment review of the goodwill related to the Tennessee Homebuilding segment, the operations of which consisted of the activities of Bowden Building Corporation, which the Company acquired in 2004. The Company used a discounted cash flow methodology to determine the amount of impairment resulting in completely writing off goodwill of approximately $1.3 million in the year ended December 31, 2006. The write-off is included in other expenses in the consolidated statements of operations.

Revenue Recognition

Revenue and all related costs and expenses from house and land sales are recognized at the time that closing has occurred, when title and possession of the property and the risks and rewards of ownership transfer to the buyer, and when the Company does not have a substantial continuing involvement in accordance with SFAS No. 66, “Accounting for Sales of Real Estate” (“SFAS No. 66”). In order to properly match revenues with expenses, the Company estimates construction and land development costs incurred and to be incurred, but not paid at the time of closing. Estimated costs to complete are determined for each closed home and land sale based upon historical data with respect to similar product types and geographical areas and allocated to closings along with actual costs incurred based on a relative sales value approach. To the extent the estimated costs to complete have significantly changed, the Company will adjust cost of sales in the current period for the impact on cost of sales of previously sold homes and land to ensure a consistent margin of sales is maintained.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

Revenue is recognized for certain land sales on the percentage-of-completion method when the land sale takes place prior to all contracted work being completed. Pursuant to the requirements of SFAS 66, if the seller has some continuing involvement with the property and does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the seller’s continuing involvement. In the case of land sales, this involvement typically consists of final development activities. The Company recognizes revenue and related costs as work progresses using the percentage of completion method, which relies on estimates of total expected costs to complete required work. Revenue is recognized in proportion to the percentage of total costs incurred in relation to estimated total costs at the time of sale. Actual revenues and costs to complete construction in the future could differ from current estimates. If the estimates of development costs remaining to be completed and relative sales values are significantly different from actual amounts, then the revenues, related cumulative profits and costs of sales may be revised in the period that estimates change.

Other revenues consist primarily of rental property income, marketing revenues, irrigation service fees, and title and mortgage revenue. Irrigation service connection fees are deferred and recognized systematically over the life of the irrigation plant. Irrigation usage fees are recognized when billed as the service is performed. Rental property income consists of rent revenue from long-term leases of commercial property. The Company reviews all new leases in accordance with SFAS No. 13 “Accounting for Leases”. If the lease contains fixed escalations for rent, free-rent periods or upfront incentives, rental revenue is recognized on a straight-line basis over the life of the lease.

Effective January 1, 2006, Bluegreen adopted AICPA Statement of Position 04-02, “Accounting for Real Estate Time-Sharing Transactions” (“SOP 04-02”). This Statement amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects” (“SFAS No. 67”), to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-02. Bluegreen’s adoption of SOP 04-02 resulted in a one-time, non-cash, cumulative effect of change in accounting principle charge of $4.5 million to Bluegreen for the year ended December 31, 2006, and accordingly reduced the earnings in Bluegreen recorded by us by approximately $1.4 million for the same period.

Stock-based Compensation

The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004),

“Share-Based Payment” (“SFAS No. 123R”), as of January 1, 2006 and elected the modified-prospective transition method, under which prior periods are not restated. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period for all awards granted after January 1, 2006, and for the unvested portion of stock options that were outstanding at January 1, 2006.

SFAS No. 123R requires a public entity to measure compensation cost associated with awards of equity instruments based on the grant-date fair value of the awards over the requisite service period. SFAS No. 123R requires public entities to initially measure compensation cost associated with awards of liability instruments based on their current fair value. The fair value of that award is to be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

The Company currently uses the Black-Scholes option-pricing model to determine the fair value of stock options. The fair value of option awards on the date of grant using the Black-Scholes option-pricing model is determined by the stock price and assumptions regarding expected stock price volatility over the expected term

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

of the awards, risk-free interest rate, expected forfeiture rate and expected dividends. If factors change and the Company uses different assumptions for estimating stock-based compensation expense in future periods or if the Company decides to use a different valuation model, the amounts recorded in future periods may differ significantly from the amounts recorded in the current period and could affect net income and earnings per share.

Income Taxes

The Company records income taxes using the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the financial statement and income tax bases of our assets and liabilities. The Company estimates income taxes in each of the jurisdictions in which it operates. This process involves estimating tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated statements of financial condition. The recording of a net deferred tax asset assumes the realization of such asset in the future. Otherwise, a valuation allowance must be recorded to reduce this asset to its net realizable value. The Company considers future pretax income and ongoing prudent and feasible tax strategies in assessing the need for such a valuation allowance. In the event that the Company determines that it may not be able to realize all or part of the net deferred tax asset in the future, a valuation allowance for the deferred tax asset is charged against income in the period such determination is made.

The Company and its subsidiaries file a consolidated Federal and Florida income tax return. Separate state returns are filed by subsidiaries that operate outside the state of Florida. Even though Levitt and Sons and its subsidiaries have been deconsolidated from Woodbridge for financial statement purposes, they will continue to be included in the Company’s Federal and Florida consolidated tax returns until Levitt and Sons is discharged from bankruptcy. As a result of the deconsolidation of Levitt and Sons, all of Levitt and Sons’ net deferred tax assets are no longer presented in the accompanying consolidated statement of financial condition at December 31, 2008 and 2007 but remain a part of Levitt and Sons’ condensed consolidated financial statements at December 31, 2008 and 2007.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109” (“FIN 48”), on January 1, 2007. FIN 48 provides guidance on recognition, measurement, presentation and disclosure in financial statements of uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 substantially changes the accounting policy for uncertain tax positions. As a result of the implementation of FIN 48, the Company recognized a decrease of $260,000 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. At December 31, 2008 and 2007, there were gross tax affected unrecognized tax benefits of $2.4 million, of which $0.2 million, if recognized, would affect the effective tax rate.

Loss per Share

The Company has two classes of common stock. Class A common stock is quoted on the Pink Sheets. At December 31, 2008 and 2007, 19,042,149 shares and 19,010,804 shares (after retroactively adjusting this share amounts to reflect the one-for-five reverse stock split effected during September 2008), respectively, were issued. The Company also has Class B common stock which is held exclusively by BFC Financial Corporation (“BFC”), the Company’s controlling shareholder.

While the Company has two classes of common stock outstanding, the two-class method is not presented because the Company’s capital structure does not provide for different dividend rates or other preferences, other than voting and conversion rights, between the two classes. Basic loss per common share is computed by

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

dividing net loss by the weighted average number of common shares outstanding for the period. Diluted loss per share is computed in the same manner as basic loss per share, but it also gives consideration to (a) the dilutive effect of the Company’s stock options and restricted stock using the treasury stock method and (b) the pro rata impact of Bluegreen’s dilutive securities (stock options and convertible securities) on the amount of Bluegreen’s earnings that the Company recognizes.

All share and per share data presented herein for prior periods have been retroactively adjusted to reflect the one-for-five reverse stock split effected by the Company during September 2008.

Stock Repurchases

The Company accounts for repurchases of its common stock using the cost method with common stock in treasury classified in its consolidated statement of financial condition as a reduction of shareholders’ equity.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009. The adoption of SFAS No. 160 will not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS No. 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for the Company’s fiscal year beginning January 1, 2009. The adoption of SFAS No. 141R could have a material effect on the Company’s consolidated financial statements to the extent the Company consummates business combinations due to the requirement to write-off transaction costs to the consolidated statements of operations.

In April 2008, the FASB issued Staff Position (“FSP”) FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS No. 142-3”). FSP FAS No. 142-3 amends paragraph 11(d) of FASB Statement No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) which sets forth the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP FAS No. 142-3 intends to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R. FSP FAS No. 142-3 is effective for the Company’s fiscal year beginning January 1, 2009 and must be applied prospectively to intangible assets acquired after the effective date. The adoption of FSP FAS No. 142-3 will not have a material impact on the Company’s consolidated financial statements.

In October 2008, the FASB issued FSP FAS No. 157-3, “Determining Fair Value of a Financial Asset in a Market That Is Not Active” (“FSP FAS No. 157-3”). FSP FAS No. 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS No. 157-3 was effective upon issuance, including

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

In November 2008, the FASB issued EITF 08-6, “Equity Method Accounting Considerations” (“EITF 08-6”). EITF 08-6 clarifies the application of equity method accounting under Accounting Principles Board 18, “The Equity Method of Accounting for Investments in Common Stock”. Specifically, it requires companies to initially record equity method investments based on the cost accumulation model, precludes separate other-than-temporary impairment tests on an equity method investee’s indefinite-lived assets from the investee’s test, requires companies to account for an investee’s issuance of shares as if the equity method investor had sold a proportionate share of its investment, and requires that an equity method investor continues to apply the guidance in paragraph 19(l) of APB 18 upon a change in the investor’s accounting from the equity method to the cost method. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact of EITF 08-6.

In December 2008, the FASB issued FSP FAS No. 140-4 and FIN 46R-8 “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” which requires enhanced disclosure related to VIEs in accordance with SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”. These disclosures include significant judgments and assumptions, restrictions on asset, risk and the effects on financial position, financial performance and cash flows. The enhanced disclosures are effective for the first reporting period that ends after December 15, 2008. The implementation of this standard will not have a material impact on the Company’s consolidated financial statements.

3.	Business Combination

Pizza Fusion is a restaurant franchise operating in a niche market within the quick service and organic food industries. Founded in 2006, Pizza Fusion was operating 16 locations in Florida and California through December 31, 2008 and entered into franchise agreements to open an additional 14 stores over 2009.

On September 18, 2008, the Company, indirectly through its wholly-owned subsidiary, Woodbridge Equity Fund II LP, purchased for an aggregate of $3.0 million, 2,608,696 shares of Series B Convertible Preferred Stock of Pizza Fusion, together with warrants to purchase up to 1,500,000 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. The Company also has options, exercisable on or prior to September 18, 2009, to purchase up to 521,740 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at a price of $1.15 per share and, upon exercise of such options, will receive warrants to purchase up to 300,000 additional shares of Series B Convertible Preferred Stock of Pizza Fusion at an exercise price of $1.44 per share. The warrants have a term of 10 years, subject to earlier expiration in certain circumstances.

The Company evaluated its investment in Pizza Fusion under FIN No. 46(R) and determined that Pizza Fusion is a VIE. Pizza Fusion is in its infancy stages and does not have enough equity investment and will likely require additional financial support for its normal operations and further expansion of its franchise operations. Furthermore, the Company’s investment on a fully diluted basis will result in the Company having a significant interest in Pizza Fusion and therefore will bear the majority of the variability of the risks and rewards of Pizza Fusion. Additionally, as shareholder of the Series B Preferred Stock, the Company has control over the Board of Directors of Pizza Fusion. Based upon these factors, the Company concluded that it is the primary beneficiary and as such, applied purchase accounting and has consolidated the assets and liabilities of Pizza Fusion in accordance with SFAS No. 141. Apart from the investment of $3.0 million, the Company did not provide any additional financial support to Pizza Fusion. There are no restrictions on the

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

assets currently held by Pizza Fusion and their liabilities are primarily related to franchise deposits, which are not refundable. The financial statements of Pizza Fusion at December 31, 2008 were not material.

The following table summarizes the fair value of the assets and liabilities associated with the consolidation of Pizza Fusion as of September 18, 2008 (in thousands):

Prepaid and other current assets	$148
Property, plant and equipment	117
Intangible assets	4,324
Other assets	15

Fair value of assets	4,604

Accounts payable and other liabilities	442
Deposits and deferred fees	1,127
Notes payable	35

Fair value of liabilities	$1,604

Net assets acquired	$3,000

Net cash consideration	$3,000

The Company recorded $4.4 million in other intangibles assets. The intangible assets consist primarily of the value of franchise agreements executed by the Company for approximately 14 stores to be open through 2009. These intangible assets will be amortized over the length of the franchise agreements which is approximately 10 years.

4.	Loss per Share

Basic loss per common share is computed by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per common share is computed in the same manner as basic loss per common share, taking into consideration (a) the dilutive effect of the Company’s stock options and restricted stock using the treasury stock method and (b) the pro rata impact of Bluegreen’s dilutive securities (stock options and convertible securities) on the amount of Bluegreen’s earnings recognized by the Company. For the years ended December 31, 2008, 2007 and 2006, common stock equivalents related to the Company’s stock options and unvested restricted stock amounted to 3,258 shares, 2,306 shares and 1,123 shares, respectively, and were not considered in computing diluted loss per common share because their effect would have been antidilutive since the Company recorded a net loss for those years. In addition, for the years ended December 31, 2008, 2007 and 2006, 336,159, 372,564 and 379,772 shares of common stock equivalents, respectively, at various prices were not included in the computation of diluted loss per common share because the exercise prices were greater than the average market price of the common shares and, therefore, their effect would be antidilutive.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

The following table presents the computation of basic and diluted loss per common share (in thousands, except for per share data):

	For the Year Ended December 31,
	2008	2007	2006

Numerator:
Basic loss per common share:
Net loss — basic	$(140,331)	(234,620)	(9,164)

Diluted loss per common share:
Net loss — basic	$(140,331)	(234,620)	(9,164)
Pro rata share of the net effect of Bluegreen dilutive securities	—	(42)	(100)

Net loss — diluted	$(140,331)	(234,662)	(9,264)

Denominator:
Basic average shares outstanding	19,088	7,821	3,967
Bonus adjustment factor from registration rights offering	—	—	1.0197

Basic average shares outstanding	19,088	7,821	4,045
Net effect of stock options assumed to be exercised	—	—	—

Diluted average shares outstanding	19,088	7,821	4,045

Loss per common share:
Basic	$(7.35)	(30.00)	(2.27)
Diluted	$(7.35)	(30.00)	(2.29)

5.	Equity transactions

Cash dividends

Cash dividends declared by the Company’s Board of Directors for the years ended December 31, 2007 and 2006 are summarized as follows:

		Classes of	Dividend
Declaration Date	Record Date	Common Stock	per Share	Payment Date

January 24, 2006	February 8, 2006	Class A, Class B	$0.10	February 15, 2006
April 26, 2006	May 8, 2006	Class A, Class B	$0.10	May 15, 2006
August 1, 2006	August 11, 2006	Class A, Class B	$0.10	August 18, 2006
October 23, 2006	November 10, 2006	Class A, Class B	$0.10	November 17, 2006
January 22, 2007	February 9, 2007	Class A, Class B	$0.10	February 16, 2007

The Company did not declare any cash dividends during the year ended December 31, 2008. The Company has not adopted a policy of regular dividend payments. The payment of dividends in the future is subject to approval by the Board of Directors and will depend upon, among other factors, the Company’s results of operations and financial condition. The Company does not expect to pay dividends to shareholders for the foreseeable future.

Reverse stock split

On September 26, 2008, the Company effected a one-for-five reverse stock split. As a result of the reverse stock split, each five shares of the Company’s Class A Common Stock outstanding at the time of the reverse

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

stock split automatically converted into one share of Class A Common Stock and each five shares of the Company’s Class B Common Stock outstanding at the time of the reverse stock split automatically converted into one share of Class B Common Stock. As a result, the number of outstanding shares of Class A Common Stock decreased from 95,197,445 to 19,042,149, and the number of outstanding shares of Class B Common Stock decreased from 1,219,031 to 243,807. The number of authorized shares of the Company’s Class A and Class B Common Stock as well as the number of shares of Class A Common Stock available for issuance under the Company’s equity compensation plans and the number of shares of Class A Common Stock underlying stock options and other exercisable or convertible instruments were also ratably decreased in connection with the reverse split. All share and per share data presented herein for prior periods have been retroactively adjusted to reflect the reverse stock split.

Stock Repurchases

In November 2008, the Company’s Board of Directors approved a stock repurchase program which authorized Woodbridge to repurchase up to 5 million shares of its Class A Common Stock from time to time on the open market or in private transactions. There can be no assurance that Woodbridge will repurchase all of the shares authorized for repurchase under the program, and the actual number of shares repurchased will depend on a number of factors, including levels of cash generated from operations, cash requirements for acquisitions and investment opportunities, repayment of debt, current stock price, and other factors. The stock repurchase program does not have an expiration date and may be modified or discontinued at any time. In the fourth quarter of 2008, the Company repurchased 2,385,624 shares at a cost of $1.4 million which have been recorded as treasury stock in the Statements of Financial Condition. These treasury stock shares repurchased by the Company were canceled and retired on February 25, 2009 subsequent to December 31, 2008. At December 31, 2008, 2,614,376 shares remained available for repurchase under the stock repurchase program.

Rights Offering

On August 29, 2007, Woodbridge distributed to each holder of record of its Class A Common Stock and Class B Common Stock as of August 27, 2007 5.0414 subscription rights for each share of such stock owned on that date (the “Rights Offering”). Each right entitled the holder to purchase one share of Class A Common Stock at $2.00 per share, and, in the aggregate, the Company issued rights to purchase 100 million shares of Class A Common Stock. The Rights Offering was priced at $2.00 per share, commenced on August 29, 2007 and was completed on October 1, 2007. Woodbridge received $152.8 million of proceeds in connection with the exercise of rights by its shareholders. In connection with the offering, Woodbridge issued an aggregate of 76,424,066 shares (15,284,814 shares after adjusting for the reverse stock split) of Class A Common Stock on October 1, 2007. The stock price on the October 1, 2007 closing date was $2.05 per share. As a result, there is a bonus element adjustment of 1.97% for all shareholders of record on August 29, 2007 and accordingly the number of weighted average shares of Class A Common Stock outstanding for basic and diluted (loss) earnings per share was retroactively increased by 1.97% for all periods presented in these consolidated financial statements.

6.	Stock Based Compensation

On May 11, 2004, the Company’s shareholders approved the 2003 Levitt Corporation Stock Incentive Plan. In March 2006, subject to shareholder approval, the Board of Directors of the Company approved the amendment and restatement of the Company’s 2003 Stock Incentive Plan to increase the maximum number of shares of the Company’s Class A common stock, $0.01 par value, that may be issued for restricted stock awards and upon the exercise of options under the plan from 1,500,000 to 3,000,000 shares. The Company’s shareholders approved the Amended and Restated 2003 Stock Incentive Plan (“Incentive Plan”) on May 16, 2006. In connection with the reverse stock split, the number of shares of Class A Common Stock available for issuance under the Incentive Plan and the number of shares underlying awards previously granted under the

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

Incentive Plan were each ratably decreased and the exercise prices of stock options previously granted under the Incentive Plan were ratably increased. The share and per share data presented below and elsewhere in this document have been adjusted to reflect the reverse stock split.

The maximum term of options granted under the Incentive Plan is 10 years. The vesting period for each grant is established by the Compensation Committee of the Board of Directors. The vesting period for employees is generally five years utilizing cliff vesting. All options granted to directors vest immediately. Option awards issued to date become exercisable based solely on fulfilling a service condition. Since the inception of the Incentive Plan there have been no expired stock options.

In accordance with SFAS No. 123R, the Company estimates the grant-date fair value of its stock options using the Black-Scholes option-pricing model, which takes into account assumptions regarding the dividend yield, the risk-free interest rate, the expected stock-price volatility and the expected term of the stock options. The expected life of stock option awards granted is based upon the “simplified method” for “plain vanilla” options, as defined by SAB No. 110. The fair value of the Company’s stock option awards, which are primarily subject to five year cliff vesting, is expensed over the vesting life of the stock options using the straight-line method.

The fair value for these options was estimated at the date of the grant using the following assumptions:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Expected volatility	65.47%	40.05% — 52.59%	37.37% — 39.80%
Expected dividend yield	0.00%	0.00% — 0.83%	0.39% — 0.61%
Risk-free interest rate	4.16%	4.58% — 5.14%	4.57% — 5.06%
Expected life	5 years	5 — 7.5 years	5 — 7.5 years
Forfeiture rate — executives	5%	5%	5%
Forfeiture rate — non-executives	—	10%	10%

Expected volatility is based on the historical volatility of the Company’s stock. Due to the short period of time the Company has been publicly traded, the historical volatilities of similar publicly traded entities are reviewed to validate the Company’s expected volatility assumption. The expected dividend yield is based on an expected quarterly dividend. Historically, forfeiture rates were estimated based on historical employee turnover rates. In 2007, there were substantial forfeitures as a result of the reductions in force related to the bankruptcy of Levitt and Sons. See note 24 for further explanation. As a result, the Company adjusted their stock compensation to reflect actual forfeitures. In accordance with SFAS No. 123R, companies are required to adjust forfeiture estimates for all awards with performance and service conditions through the vesting date so that compensation cost is recognized only for awards that vest. During the year ended December 31, 2008, there were substantial pre-vesting forfeitures as a result of the reductions in force related to the Company’s restructurings and the bankruptcy of Levitt and Sons. In accordance with SFAS No. 123R, pre-vesting forfeitures result in a reversal of compensation cost whereas a post-vesting cancellation would not.

Non-cash stock compensation expense for the years ended December 31, 2008, 2007 and 2006 related to unvested stock options amounted to $840,000, $1.9 million and $3.1 million, respectively, with an expected or estimated income tax benefit of $548,000, $578,000 and $849,000, respectively. Non-cash stock compensation expense for the years ended December 31, 2008 and December 31, 2007 include $2.1 million and $3.5 million, respectively, of amortization of stock option compensation offset by $1.3 million and $1.6 million, respectively, of a reversal of stock compensation previously expensed related to forfeited options. Additionally, during 2007, the Company recorded $231,000 of tax benefit related to employees exercising stock options to acquire shares of BankAtlantic Bancorp, Inc.’s (“Bancorp”) Class A common stock which was granted to the Company’s employees before the Company was spun off from Bancorp.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

At December 31, 2008, the Company had approximately $2.4 million of unrecognized stock compensation expense related to outstanding stock option awards which is expected to be recognized over a weighted-average period of 2.3 years.

Stock option activity under the Incentive Plan for the years ended December 31, 2007 and 2008 was as follows:

		Weighted	Weighted Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
				(Thousands)

Options outstanding at December 31, 2006	378,521	$103.65		$—
Granted	150,489	45.92		—
Exercised	—	—		—
Forfeited	156,478	88.56		—

Options outstanding at December 31, 2007	372,532	$86.66	8.00 years	—
Granted	36,398	6.70		—
Exercised	—	—		—
Forfeited	90,459	81.85		—

Options outstanding at December 31, 2008	318,471	$78.89	7.19 years	$—

Options exercisable at December 31, 2008	69,822	$40.20	8.36 years	$—

Stock options available for equity compensation grants at December 31, 2008	281,529

A summary of the Company’s non-vested stock option activity for the years ended December 31, 2007 and 2008 was as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Grant Date	Contractual	Aggregate
	Options	Fair Value	Term	Intrinsic Value
				(In thousands)

Non-vested at December 31, 2006	358,660	$103.97		$—
Grants	150,489	45.92		—
Vested	13,563	45.80		—
Forfeited	156,478	88.56		—

Non-vested at December 31, 2007	339,108	87.64	7.98 years	—
Grants	36,398	6.70		—
Vested	36,398	6.70		—
Forfeited	90,459	81.85		—

Non-vested at December 31, 2008	248,649	$89.75	6.86 years	$—

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about stock options outstanding as of December 31, 2008:

	Options Outstanding
	Number of	Remaining	Options Exercisable
Range of Exercise Price	Stock Options	Contractual Life	Options	Exercise Price

$ 0.00 - $ 16.07	36,398	9.46	36,398	$6.70
$ 32.13 - $ 48.20	78,935	8.47	13,563	$45.80
$ 64.26 - $ 80.32	59,206	7.56	—	$—
$ 80.33 - $ 96.39	8,825	7.51	8,825	$80.45
$ 96.40 - $112.45	83,711	5.09	9,000	$100.75
$112.46 - $128.52	150	5.22	—	$—
$144.59 - $160.65	51,246	6.56	2,036	$159.75

	318,471	7.19	69,822	$40.20

The Company also grants shares of restricted Class A Common Stock, valued based on the market price of such stock on the date of grant. Restricted stock is issued primarily to the Company’s directors and typically vests in equal monthly installments over a one-year period. Compensation expense arising from restricted stock grants is recognized using the straight-line method over the vesting period. Unearned compensation for restricted stock is a component of additional paid-in capital in shareholders’ equity in the consolidated statements of financial condition. During the year ended December 31, 2007, the Company granted 1,529 restricted shares of Class A common stock to non-employee directors under the Incentive Plan, having a market price on the date of grant of $45.80 per share. During the year ended December 31, 2008, the Company granted 31,345 restricted shares of Class A common stock to non-employee directors under the Incentive Plan, having a market price on the date of grant of $6.70 per share. The restricted stock vests monthly over a 12 month period. Non-cash stock compensation expense for the years ended December 31, 2008, 2007 and 2006 related to restricted stock awards amounted to $152,000, $81,000 and $150,000, respectively.

7.	Notes Receivable

Notes receivable, which is included in other assets, was approximately $4.0 million at each of December 31, 2008 and 2007 and represents purchase money notes due from third parties resulting from various land sales at Core Communities. As of December 31, 2008, there were three notes outstanding with a weighted average interest rate of 5.15% and interest is payable quarterly. A balloon principal payment on one note of approximately $3.9 million is due in full in December 2009. The remaining two notes of approximately $63,000 have principal payment terms due at various dates through 2012.

8.	Inventory of Real Estate

At December 31, 2008 and 2007, inventory of real estate is summarized as follows (in thousands):

	December 31,
	2008	2007

Land and land development costs	$202,456	196,577
Construction cost	463	1,062
Capitalized interest	37,764	29,012
Other costs	635	639

	$241,318	227,290

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2008, inventory of real estate included inventory related to the operations of the Land Division and Carolina Oak.

As a result of the various impairment analyses conducted throughout 2008, 2007 and 2006, the Company recorded impairment charges of approximately $3.5 million, $226.9 million and $36.8 million, respectively, in cost of sales of real estate in the years ended December 31, 2008, 2007 and 2006. During the fourth quarter of 2008, the Company made the decision to suspend the development activities of Carolina Oak and is re-evaluating its options with respect to this entity due to the continued deterioration of the real estate markets in 2008. As a result, the Company re-evaluated its impairment analyses in accordance with SFAS No. 144 and determined that an impairment charge of $3.5 million was required to write the inventory down to its fair value at December 31, 2008. This impairment charge was recorded in the Other Operations segment. The impairment charges recorded in 2007 and 2006 related to Levitt and Sons’ inventory of real estate and were recorded in the Primary and Tennessee Homebuilding segments. In addition, included in total impairment charges there was approximately $2.4 million in 2008 and $9.3 million in 2007 of impairment charges relating to capitalized interest in the Other Operations segment in connection with Carolina Oak (2008) and the projects that Levitt and Sons ceased developing (2007), respectively.

9.	Property and Equipment

Property and equipment at December 31, 2008 and 2007 is summarized as follows (in thousands):

		December 31,
	Depreciable Life	2008	2007

Real estate investments	30-39 years	$97,113	101,185
Water and irrigation facilities	35-50 years	12,346	11,515
Furniture and fixtures and equipment	3-7 years	12,259	12,131

		121,718	124,831
Accumulated depreciation		(12,241)	(6,588)

Property and equipment, net		$109,477	118,243

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $5.7 million, $3.1 million and $2.6 million, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

The Company received proceeds from the sale of property and equipment for the years ended December 31, 2008 and 2006 of approximately $5.6 million and $1.9 million, respectively. As a result of these sales, the Company realized a gain on sale of property and equipment for the years ended December 31, 2008 and 2006 of approximately $2.5 million and $1.9 million, respectively. Sales of property and equipment for the year ended December 31, 2007 were not material.

In 2007, the Company performed a review of its fixed assets and determined that certain leasehold improvements were no longer appropriately valued as we vacated the leased space associated with those improvements. Therefore, the leasehold improvements in the amount of $564,000 related to this vacated space were written off in the year ended December 31, 2007.

10.	Investments

Bluegreen Corporation

At December 31, 2008, the Company owned approximately 9.5 million shares of common stock of Bluegreen, representing approximately 31% of Bluegreen’s outstanding common stock. The Company accounts for its investment in Bluegreen under the equity method of accounting. The cost of the Bluegreen investment

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

is adjusted to recognize the Company’s interest in Bluegreen’s earnings or losses. The difference between a) the Company’s ownership percentage in Bluegreen multiplied by its earnings and b) the amount of the Company’s equity in earnings of Bluegreen as reflected in the Company’s financial statements relates to the amortization or accretion of purchase accounting adjustments made at the time of the acquisition of Bluegreen’s common stock, to adjustments made to the Company’s investment balance related to equity transactions recorded by Bluegreen that effect the Company’s ownership and to the cumulative adjustment discussed below.

Effective January 1, 2006, Bluegreen adopted SOP 04-02. This Statement amends FAS No. 67 to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-02. Bluegreen’s adoption of SOP 04-02 resulted in a one-time, non-cash, cumulative effect of change in accounting principle charge of $4.5 million to Bluegreen for the year ended December 31, 2006, and accordingly reduced the earnings in Bluegreen recorded by the Company by approximately $1.4 million for the same period.

During 2008, the Company began evaluating its investment in Bluegreen for other-than-temporary impairment in accordance with FSP FAS 115-1/FAS 124-1, APB No. 18 and SAB No. 59 as the fair value of the Bluegreen stock had fallen below the carrying value of the Company’s investment in Bluegreen of approximately $12 per share. The Company analyzed various quantitative and qualitative factors including the Company’s intent and ability to hold the investment, the severity and duration of the impairment and the prospects for the improvement of fair value. On July 21, 2008, Bluegreen’s Board of Directors entered into a non-binding letter of intent for the sale of Bluegreen’s outstanding common stock for $15 per share to a third party, with a due diligence and exclusivity period through September 15, 2008. This due diligence and exclusivity period was subsequently extended through November 15, 2008. In October 2008, Bluegreen disclosed that the third party buyer had been unable to obtain the financing necessary to execute a sale transaction, therefore, no assurances could be provided that a sale would be completed. As of December 31, 2008, the exclusivity period had expired and Bluegreen was not able to consummate a sale.

At September 30, 2008, the Company’s investment in Bluegreen was $119.4 million compared to the $65.8 million trading value (calculated based upon the $6.91 closing price of Bluegreen’s common stock on the New York Stock Exchange on September 30, 2008). The Company determined that its investment in Bluegreen was other-than-temporarily impaired due to the severity of the decline in the fair value of the investment, the probability that a sale could not be executed by Bluegreen, and due to the deterioration of the debt and equity markets in the third quarter of 2008. Therefore, the Company recorded an impairment charge of $53.6 million, adjusting the carrying value of its investment in Bluegreen to $65.8 million at September 30, 2008. Additionally, after further evaluation of the Company’s investment in Bluegreen as of December 31, 2008, based on, among other things, the continued decline of Bluegreen’s common stock price and the continued deterioration of the equity markets, the Company determined that an additional impairment of the investment in Bluegreen was appropriate. Accordingly, the Company recorded a $40.8 million impairment charge (calculated based upon the $3.13 closing price of Bluegreen’s common stock on the New York Stock Exchange on December 31, 2008) and adjusted the carrying value of its investment in Bluegreen to $29.8 million. On March 13, 2009, the closing price of Bluegreen’s common stock was $1.12 per share.

As a result of the impairment charges taken, a basis difference was created between the Company’s investment in Bluegreen and the underlying assets and liabilities carried on the books of Bluegreen. Therefore, earnings from Bluegreen will be adjusted each period to reflect the amortization of this basis difference. As such, the Company established an allocation methodology by which the Company allocated the impairment loss to the relative fair value of Bluegreen’s underlying assets based upon the position that the impairment loss was a reflection of the perceived value of these underlying assets. The appropriate amortization will be calculated based on the useful lives of the underlying assets and other relevant data associated with each asset

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

category. As such, amortization of $9.2 million was recorded into the Company’s pro rata share of Bluegreen’s net loss for the period ended December 31, 2008.

The following table shows the reconciliation of the Company’s pro rata share of Bluegreen’s net loss to the Company’s total earnings from Bluegreen recorded in the Consolidated Statements of Operations (in thousands):

December 31,
2008

Prorata share of Bluegreen’s net loss	$(154)
Amortization of basis difference	9,150

Total earnings from Bluegreen Corporation	$8,996

The following table shows the reconciliation of the Company’s prorata share of its net investment in Bluegreen and its investment in Bluegreen after impairment charges (in thousands):

December 31,
2008

Prorata share of investment in Bluegreen Corporation	$115,065
Amortization of basis difference	9,150

Less: Impairment of investment in Bluegreen Corporation	(94,426)

Investment in Bluegreen Corporation	$29,789

Bluegreen’s condensed consolidated financial statements are presented below (in thousands):

Condensed Consolidated Balance Sheet

	December 31,
	2008	2007
	(In thousands)

Total assets	$1,193,507	1,039,578

Total liabilities	781,522	632,047
Minority interest	29,518	22,423
Total shareholders’ equity	382,467	385,108

Total liabilities and shareholders’ equity	$1,193,507	1,039,578

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidated Statements of Income

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	(In thousands)

Revenues and other income	$602,043	691,494	671,509
Cost and other expenses	594,698	632,280	609,018

Income before minority interest and provision for income taxes	7,345	59,214	62,491
Minority interest	7,095	7,721	7,319

Income before provision for income taxes	250	51,493	55,172
Provision for income taxes	(766)	(19,567)	(20,861)

(Loss) income before cumulative effect of change in accounting principle	(516)	31,926	34,311
Cumulative effect of change in accounting principle, net of tax	—	—	(5,678)
Minority interest in cumulative effect of change in accounting principle	—	—	1,184

Net (loss) income	$(516)	31,926	29,817

During the fourth quarter of 2008, Bluegreen recorded $15.6 million in restructuring charges as part of its strategic initiative to conserve cash by reducing overhead and capital spending, among other things. In addition, Bluegreen recorded an $8.5 million impairment charge related to its goodwill.

Office Depot Investment

During March 2008, the Company purchased 3,000,200 shares of Office Depot common stock, which represented approximately one percent of Office Depot’s outstanding common stock, at an average price of $11.33 per share for an aggregate purchase price of approximately $34.0 million.

During June 2008, the Company sold 1,565,200 shares of Office Depot common stock at an average price of $12.08 per share for an aggregate sales price of approximately $18.9 million. The Company realized a gain of approximately $1.2 million as a result of the sale.

During December 2008, the Company performed an impairment analysis of its investment in Office Depot common stock. The Company concluded that there was an other-than-temporary impairment associated with its investment in Office Depot based on the severity of the decline of the fair value of its investment, the length of time the stock price had been below the carrying value of the Company’s investment, the continued decline in the overall economy and credit markets, and the unpredictability of the recovery of the Office Depot stock price. Accordingly, the Company recorded an other-than-temporary impairment charge of approximately $12.0 million representing the difference of the average cost of $11.33 per share and the fair value of $2.98 per share as of December 31, 2008 multiplied by the number of shares of Office Depot common stock owned by the Company at that date. As a result of the impairment charge, the Company’s investment in Office Depot was $4.3 million at December 31, 2008. On March 13, 2009, the closing price of Office Depot’s common stock on the New York Stock Exchange was 1.10 per share.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

Data with respect to this investment is shown in the table below (in thousands):

December 31,
2008

Total cost	$33,978
Sale of portion of Office Depot common stock	(17,726)
Other-than-temporary impairment	(11,974)

Total fair value	$4,278

The table below shows the amount of gains and other-than-temporary loss reclassified out of other comprehensive loss into net loss for the period (in thousands):

December 31,
2008

Unrealized holding loss arising during the period	$(10,796)
Less: Reclassification adjustment for gains included in net loss	(1,178)
Less: Reclassification adjustment for other-than-temporary loss	11,974

Net unrealized holding gain (loss)	$—

The Company valued Office Depot’s common stock using a market approach valuation technique and Level 1 valuation inputs under SFAS No. 157. The Company uses quoted market prices to value equity securities. The fair value of the Office Depot common stock in the Company’s consolidated statements of financial condition at December 31, 2008 was calculated based upon the $2.98 closing price of Office Depot’s common stock on the New York Stock Exchange on December 31, 2008. On March 13, 2009, the closing price of Office Depot common stock was $1.10 per share. The Company will continue to monitor this investment to determine whether any further other-than-temporary impairment associated with this investment may be required in future periods.

Unconsolidated Trusts

During the fourth quarter of 2008, the Company determined that the fair value of its investment in unconsolidated trusts, which consists of its common interests in subordinated trust debt securities of approximately $406,000, was less than the carrying value of this investment of $2.6 million primarily due to the deterioration of the market for these instruments and overall economic conditions. The fair value was assessed using Level 3 inputs as defined by FAS 157, whereby the Company’s valuation technique was to measure the fair value based upon the current rates and spreads that were used to value the underlying subordinated trust debt securities which is primarily based upon similarly rated corporate bonds. The Company evaluated its investment for other-than-temporary impairment due to the significance of the carrying value in excess of fair value, and the lack of evidence to support the recoverability of the carrying value in the near future. Therefore, based upon the criteria for other-than-temporary impairment as defined in FSP FAS 115-1/FAS 124-1, the Company determined that an impairment charge of approximately $2.1 million was required at December 31, 2008.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

11.	Notes and Mortgage Notes Payable and Junior Subordinated Debentures

Notes and mortgages payable at December 31, 2008 and 2007 are summarized as follows (in thousands):

	December 31,
	2008	2007	Interest Rate	Maturity Date

Land acquisition and development mortgage notes payable(a)(f)	$140,034	136,266	From LIBOR + 2.50% to Fixed 6.88%	Range from June 2011 to October 2019
Commercial development mortgage notes payable(b)(f)	71,905	76,278	From LIBOR + 1.70% to Prime	Range from June 2009 to July 2010
Borrowing base facility(c)	37,458	39,674	Prime	March 2011
Other mortgage notes payable(d)	11,831	12,027	Fixed 5.47%	April 2015
Development bonds	3,291	3,350	Fixed from 6.00% to 6.13%	2035
Other borrowings	381	1,143	Fixed from 2.44% to 9.15%	Range from July 2009 to June 2013

Total Notes and Mortgage Notes Payable(e)	$264,900	268,738

(a)	Core Communities’ land acquisition and development mortgage notes payable are collateralized by inventory of real estate with approximate net carrying values aggregating $174.5 million and $159.2 million as of December 31, 2008 and 2007, respectively. Core has a credit agreement with a financial institution which provides for borrowing of up to $88.9 million. This facility matures in June 2011 and has a Loan to Value limitation of 55%. As of December 31, 2008, $86.9 million was outstanding, with no current availability for borrowing based on available collateral. Core has a credit agreement with a financial institution which provides for borrowings of up to $33.0 million. This facility matures in October 2019. As of December 31, 2008, $23.2 million is outstanding with no current availability for borrowing based on available collateral. Core has a credit agreement with a financial institution which provides for borrowing of up to $5.0 million. This facility matures in October 2019. As of December 31, 2008, $4.9 million was outstanding, with no current availability for borrowing based on available collateral. These notes accrue interest, payable monthly, at fixed and varying rates and are tied to various indices as noted above. For certain notes, principal payments are required monthly or quarterly as the note dictates. Core had a $50.0 million revolving credit facility with a Loan to Value limitation of 75% for construction financing for the development of the Tradition Hilton Head master-planned community which was subsequently modified in 2008 to $25.0 million. This agreement had a provision that required additional principal payments, known as curtailment payments, in the event that actual sales were below the contractual requirements. A curtailment payment of $14.9 million was paid in January 2008. On June 27, 2008, Core modified this loan agreement, terminating the revolving feature of the loan and reducing an approximately $19 million curtailment payment due in June 2008 to $17.0 million, $5.0 million of which was paid in June 2008. The loan was further modified in December 2008, reducing the loan to $25 million, eliminating the curtailment requirements, extending the loan to February 2012 and increasing the rate to Prime Rate plus 1%, with a floor of 5.00%, and the establishment of an interest reserve classified as restricted cash. As of December 31, 2008, $25.0 million was outstanding, with no current availability for borrowing based on available collateral. The loan accrues interest at the bank’s Prime Rate plus 1.0% (subject to a floor of 5%) and interest is payable monthly. The facility is due and payable on February 28, 2012.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

(b)	Core Communities has three credit agreements with a financial institution which provides for borrowing of up to $80.3 million. As of December 31, 2008, $71.9 million was outstanding, with no current availability for borrowing based on available collateral. These credit agreements had debt service coverage ratios of up to 1.15. Core has a credit agreement with a financial institution which provides for borrowing of up to $64.3 million. This facility matures in June 2009, has two one-year extension options at the Company’s sole discretion and, as of December 31, 2008, $58.3 million was outstanding, with no current availability for borrowing based on available collateral. In July 2008, one of these credit agreements was refinanced by $9.1 million of construction loans. The new loan has an interest rate of 30-day LIBOR plus 210 basis points or Prime Rate, a maturity date of July 2010 with a one year extension subject to certain conditions, and has an outstanding balance of $8.9 million at December 31, 2008. In 2008, Core extended the maturity of another $6.9 million credit agreement from June 2008 to June 2010, which had an outstanding balance of $4.7 million at December 31, 2008. These notes accrue interest at varying rates tied to various indices as noted above and interest is payable monthly. For certain notes, principal payments are required monthly as the note dictates. Core Communities’ commercial development mortgage notes payable are collateralized by commercial property with approximate net carrying values aggregating $96.1 million and $103.2 million as of December 31, 2008 and 2007, respectively.

(c)	Levitt and Sons had entered into a $100.0 million revolving working capital, land acquisition, development and residential construction borrowing base facility agreement with a 75% Loan to Value limitation and borrowed $30.2 million under the facility (the “Carolina Oak Loan”). The proceeds were used to finance the inter-company purchase of a 150 acre parcel in Tradition Hilton Head from Core Communities and to refinance a $15.0 million line of credit. In October 2007, in connection with Woodbridge’s acquisition from Levitt and Sons of the membership interests in Carolina Oak, Woodbridge became the obligor for the entire Carolina Oak Loan outstanding balance at the time of acquisition of $34.1 million. The Carolina Oak Loan was modified in connection with the acquisition and had an outstanding balance of $37.5 million at December 31, 2008. The Carolina Oak Loan is collateralized by a first mortgage on the 150 acre parcel in Tradition, Hilton Head with approximate net carrying values aggregating $27.6 million and $38.5 million as of December 31, 2008 and 2007, respectively. The Carolina Oak Loan is due and payable on March 21, 2011 and may be extended at the lender’s sole discretion on the anniversary date of the facility. Interest accrues at the Prime Rate and is payable monthly. At December 31, 2008, there was no immediate availability to draw on this facility based on available collateral.

(d)	Woodbridge entered into a mortgage note payable agreement with a financial institution in March 2005 to repay the bridge loan used to temporarily fund the Company’s purchase of an office building in Fort Lauderdale. This note payable is collateralized by the office building with approximate net carrying values aggregating $13.7 million and $14.2 million as of December 31, 2008 and 2007, respectively. The note payable contains a balloon payment provision of approximately $10.4 million at the maturity date in April 2015. Principal and interest are payable monthly.

(e)	At December 31, 2008, 2007 and 2006, the Prime Rate as reported by the Wall Street Journal was 3.25%, 7.25% and 8.25%, respectively, and the three-month LIBOR Rate was 1.83%, 4.98% and 5.36%, respectively.

(f)	Core Communities credit facilities generally require it to maintain a minimum net worth and minimum working capital levels, the most restrictive of which is a minimum net worth of $75 million and minimum liquidity of $7.5 million.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

The Company’s unsecured junior subordinated debentures at December 31, 2008 and 2007 are described in the following table (in thousands):

						Beginning
						Optional
		As of December 31,				Redemption
	Issue Date	2008	2007	Interest Rate	Maturity Date	Date

Levitt Capital Trust I	March 2005	$23,196	23,196	From fixed 8.11% to LIBOR + 3.85%	March 2035	March 2010

Levitt Capital Trust II	May 2005	30,928	30,928	From fixed 8.09% to LIBOR + 3.80%	June 2035	June 2010

Levitt Capital Trust III	June 2006	15,464	15,464	From fixed 9.25% to LIBOR + 3.80%	June 2036	June 2011

Levitt Capital Trust IV	July 2006	15,464	15,464	From fixed 9.35% to LIBOR + 3.80%	September 2036	September 2011

Total		$85,052	85,052

The Company formed four statutory business trusts which issued trust preferred securities to third parties and trust common securities to the Company and used the proceeds to purchase an identical amount of junior subordinated debentures from the Company. Interest on the junior subordinated debentures and distributions on these trust preferred securities are payable quarterly in arrears at the fixed rate as described in the above table until the optional redemption date and thereafter at the floating rate as specified in the above table until the corresponding scheduled maturity date. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The junior subordinated debentures are redeemable in whole or in part at our option at any time after five years from the issue date or sooner following certain specified events.

Some of the Company’s subsidiaries have borrowings which contain covenants that, among other things, require the subsidiary to maintain financial ratios and a minimum net worth. These requirements may limit the amount of debt that the subsidiaries can incur in the future and restrict the payment of dividends from subsidiaries to the Parent Company. The loan agreements generally require repayment of specified amounts upon a sale of a portion of the property collateralizing the debt. The land acquisition and development mortgage notes payable, commercial development mortgage notes payable and the borrowing base facility all have loan to value limitations. The commercial development mortgage notes payable also have debt service coverage ratio limitations. At December 31, 2008, the Company was in compliance with all loan agreement financial requirements and covenants. See Note 15 for further discussion of Core’s debt covenants.

At December 31, 2008, the aggregate required scheduled principal payment of indebtedness in each of the next five years is approximately as follows (in thousands):

Year ended December 31,
2009	$3,567
2010	8,713
2011	188,520
2012	26,309
2013	1,265
Thereafter	121,578

$349,952

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

The timing of contractual payments for debt obligations assumes the exercise of all loan extensions available at the Company’s sole discretion.

12.	Development Bonds Payable

In connection with the development of certain of Core’s projects, community development, special assessment or improvement districts have been established and may utilize tax-exempt bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements near or at these communities. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district, and a priority assessment lien may be placed on benefited parcels to provide security for the debt service. The bonds, including interest and redemption premiums, if any, and the associated priority lien on the property are typically payable, secured and satisfied by revenues, fees, or assessments levied on the property benefited. Core is required to pay the revenues, fees, and assessments levied by the districts on the properties it still owns that are benefited by the improvements. Core may also be required to pay down a specified portion of the bonds at the time each unit or parcel is sold. The costs of these obligations are capitalized to inventory during the development period and recognized as cost of sales when the properties are sold.

Core’s bond financing at December 31, 2008 and 2007 consisted of district bonds totaling $218.7 million with outstanding amounts of approximately $130.5 million and $82.9 million, respectively. Further, at December 31, 2008 and 2007, there was approximately $82.4 million and $129.5 million, respectively, available under these bonds to fund future development expenditures. Bond obligations at December 31, 2008 mature in 2035 and 2040. As of December 31, 2008, Core owned approximately 16% of the property subject to assessments within the community development district and approximately 91% of the property subject to assessments within the special assessment district. During the years ended December 31, 2008, 2007 and 2006, Core recorded approximately $584,000, $1.3 million and $1.7 million, respectively, in assessments on property owned by it in the districts. Core is responsible for any assessed amounts until the underlying property is sold and will continue to be responsible for the annual assessments if the property is never sold. In addition, Core has guaranteed payments for assessments under the district bonds in Tradition, Florida which would require funding if future assessments to be allocated to property owners are insufficient to repay the bonds. Management has evaluated this exposure based upon the criteria in SFAS No. 5, “Accounting for Contingencies”, and has determined that there have been no substantive changes to the projected density or land use in the development subject to the bond which would make it probable that Core would have to fund future shortfalls in assessments.

In accordance with Emerging Issues Task Force Issue No. 91-10, “Accounting for Special Assessments and Tax Increment Financing”, the Company records a liability for the estimated developer obligations that are fixed and determinable and user fees that are required to be paid or transferred at the time the parcel or unit is sold to an end user. At December 31, 2008 and 2007, the liability related to developer obligations was $3.3 million associated with Core’s ownership of the property and is recorded in the consolidated statements of financial condition (note 11).

13.	Employee Benefit Plan

The Company has a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Employees who have completed three months of service and have reached the age of 18 are eligible to participate. During the years ended December 31, 2008, 2007, and 2006, the Company’s contributions to the plan amounted to $302,000, $1.1 million, and $1.3 million, respectively. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

14.	Certain Relationships and Related Party Transactions

The Company and BankAtlantic Bancorp, Inc. (“Bancorp”) are under common control. The controlling shareholder of the Company and Bancorp is BFC Financial Corporation (“BFC”). Bancorp is the parent company of BankAtlantic. The Company’s Chairman and Chief Executive Officer, Alan B. Levan, and the Company’s Vice Chairman, John E. Abdo, collectively own or control shares of BFC’s common stock representing a majority of BFC’s total voting power. Mr. Levan and Mr. Abdo are also directors of the Company, and executive officers and directors of BFC, Bancorp and BankAtlantic, and Mr. Levan and Mr. Abdo are the Chairman and Vice Chairman, respectively, of Bluegreen.

The Company occupied office space at BankAtlantic’s corporate headquarters through November 2006. BFC provided this office space on a month-to-month basis and received reimbursements for overhead based on market rates. Pursuant to the terms of a shared services agreement between the Company and BFC Shared Services Corporation, certain administrative services, including human resources, risk management, and investor and public relations, are provided to the Company by BFC Shared Services Corporation on a percentage of cost basis. The total amounts paid for these services in 2008, 2007 and 2006 were $1.1 million, $1.1 million, and $912,000, respectively, and may not be representative of the amounts that would be paid in an arms-length transaction. The Company entered into a sublease agreement with BFC, effective May 2008, to lease space located at the BankAtlantic corporate office for the Company’s corporate staff at an annual rate of approximately $152,000. During the year ended December 31, 2008, the Company paid BFC approximately $101,000 under this sublease agreement.

The Company entered into an agreement with BankAtlantic, effective March 2008, pursuant to which BankAtlantic agreed to house the Company’s information technology servers and provide hosting, security and managed services to the Company relating to its information technology operations. Pursuant to the agreement, the Company paid BankAtlantic a one-time set-up charge of approximately $17,000 and agreed to pay BankAtlantic monthly hosting fees of $10,000 for these services. During the year ended December 31, 2008, the Company paid monthly hosting fees to BankAtlantic of approximately $73,000.

The following table sets forth fees paid to the indicated related parties (in thousands)

	Year Ended December 31,
	2008	2007	2006

BFC	$1,180	1,057	912
Bancorp	151	101	185

Total fees	$1,331	1,158	1,097

The payments represent rent, services performed or expense reimbursements.

Levitt and Sons utilized the services of Conrad & Scherer, P.A., a law firm in which William R. Scherer, a member of the Company’s Board of Directors, is a member. Levitt and Sons related party information for the year ended December 31, 2008 was not included in the Company’s consolidated statements of operations due to the deconsolidation of Levitt and Sons as of November 9, 2007. Levitt and Sons paid fees aggregating $22,000 and $470,000 to this firm during the years ended December 31, 2007 and 2006, respectively. No fees were paid to this firm in 2008.

Certain of the Company’s executive officers separately receive compensation from affiliates of the Company for services rendered to those affiliates. Members of the Company’s Board of Directors and executive officers also have banking relationships with BankAtlantic in the ordinary course of BankAtlantic’s business.

At December 31, 2008 and 2007, $4.4 million and $6.1 million, respectively, of cash and cash equivalents were held on deposit by BankAtlantic. Interest on deposits held at BankAtlantic for the years ended

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

December 31, 2008, 2007 and 2006 was approximately $72,000, $147,000 and $436,000, respectively. Additionally, at December 31, 2008, BankAtlantic facilitated the placement of $49.9 million of FDIC insured certificates of deposits with other insured depository institutions on our behalf through the Certificate of Deposit Account Registry Service (“CDARS”) program. The CDARS program facilitates the placement of funds into certificates of deposits issued by other financial institutions in increments of less than the standard FDIC insurance maximum to insure that both principal and interest are eligible for full FDIC insurance coverage.

During 2006, BankAtlantic reimbursed the Company $438,000 for the out-of-pocket costs incurred by it in connection with the Company’s efforts to develop certain property owned by Bank Atlantic, including rezoning of property and obtaining permits necessary to develop the property for residential and commercial use.

15.	Commitments and Contingencies

The Company’s rent expense for premises and equipment for the years ended December 31, 2008, 2007 and 2006 was $520,000, $2.6 million and $2.7 million, respectively. Approximate minimum future rentals due under non-cancelable leases with a term remaining of at least one year are as follows (in thousands):

Year ended December 31,
2009	$1,279
2010	700
2011	362
2012	190
2013	196
Thereafter	1,070

$3,797

Of the above lease payments, $604,000 was accrued at December 31, 2008 related to leased furniture and fixtures located at vacated lease space.

Tradition Development Company, LLC, a wholly-owned subsidiary of Core Communities (“TDC”), has an existing advertising agreement with the operator of a Major League Baseball team pursuant to which, among other advertising rights, TDC obtained a royalty-free license to use, among others, the trademark “Tradition Field” at the sports complex located in Port St. Lucie and the naming rights to that complex. The initial term of the agreement terminates on December 31, 2013; provided, however, upon payment of a specified buy-out fee and compliance with other contractual procedures, TDC has the right to terminate the agreement at any time. Required cumulative payments under the agreement through December 31, 2013 are approximately $923,000.

At December 31, 2008 and 2007, the Company had outstanding surety bonds and letters of credit of approximately $8.2 million and $7.1 million, respectively, related primarily to its obligations to various governmental entities to construct improvements in its various communities. The Company estimates that approximately $5.0 million of work remains to complete these improvements and does not believe that any outstanding bonds or letters of credit will likely be drawn upon.

In January of 2009, Core was advised by one of its lenders that they had received an external appraisal on the land that serves as collateral for a development mortgage note payable with an outstanding balance of $86.9 million at December 31, 2008. The appraised value would suggest the potential for a remargining payment to bring the note payable back in line with the minimum loan-to-value requirement. The lender is conducting their internal review procedures of the appraisal, including the determination of the appraised

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

value. As of the date of this filing, the lender’s evaluation is continuing and until such time as there is final conclusion on the part of the lender, the amount of a possible re-margin, if any, is not determinable.

Levitt and Sons had $33.3 million in surety bonds related to its ongoing projects at the time of the filing of the Chapter 11 Cases. In the event that these obligations are drawn and paid by the surety, Woodbridge could be responsible for up to $11.7 million plus costs and expenses in accordance with the surety indemnity agreements. As of December 31, 2008 and 2007, the Company had $1.1 million and $1.8 million, respectively, in surety bonds accrual at Woodbridge related to certain bonds which management considers it to be probable that the Company will be required to reimburse the surety under applicable indemnity agreements. During the year ended December 31, 2008, the Company reimbursed the surety $532,000 in accordance with the indemnity agreement for bond claims paid during the period while no reimbursements were made in 2007. It is unclear given the uncertainty involved in the Chapter 11 Cases whether and to what extent the remaining outstanding surety bonds of Levitt and Sons will be drawn and the extent to which Woodbridge may be responsible for additional amounts beyond this accrual. It is unlikely that Woodbridge would have the ability to receive any repayment, assets or other consideration as recovery of any amounts it is required to pay. The expense associated with this accrual is included in other expense in the Other Operations segment for the year ended December 31, 2007, due to its non-recurring and unusual nature. In September 2008, a surety filed a lawsuit to require Woodbridge to post $5.4 million of collateral against a portion of the $11.7 million surety bonds exposure in connection with two bonds totaling $5.4 million with respect to which a municipality made claims against the surety. The Company believes that the municipality does not have the right to demand payment under the bonds and initiated a lawsuit against the municipality and does not believe that a loss is probable. Accordingly, the Company did not accrue any amount in connection with this claim as of December 31, 2008. As claims were made on the bonds, the surety requested the Company post a $4.0 million letter of credit as security while the matter is litigated with the municipality and the Company has complied with that request.

In the third and fourth quarters of 2007, substantially all of Levitt and Sons’ employees were terminated and 22 employees were terminated at Woodbridge primarily as a result of the Chapter 11 Cases. On November 9, 2007, Woodbridge implemented an employee fund and indicated that it would pay up to $5 million of severance benefits to terminated Levitt and Sons employees to supplement the limited termination benefits which Levitt and Sons was permitted to pay to those employees. Levitt and Sons is restricted in the amount of termination benefits it can pay to its former employees by virtue of the Chapter 11 Cases.

The following table summarizes the restructuring related accruals activity recorded for the years ended December 31, 2008 and 2007 (in thousands):

	Severance		Independent	Surety
	Related and		Contractor	Bond
	Benefits	Facilities	Agreements	Accrual	Total

Balance at December 31, 2006	$—	—	—	—	—
Restructuring charges	4,864	1,010	1,497	1,826	9,197
Cash payments	(2,910)	—	(76)	—	(2,986)

Balance at December 31, 2007	$1,954	1,010	1,421	1,826	6,211

Restructuring charges	2,238	140	—	(150)	2,228
Cash payments	(4,063)	(446)	(824)	(532)	(5,865)

Balance at December 31, 2008	$129	704	597	1,144	2,574

The severance related and benefits accrual includes severance, severance related payments made to Levitt and Sons employees, payroll taxes and other benefits related to the terminations that occurred in 2007 as part

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

of the Chapter 11 Cases. For the years ended December 31, 2008 and 2007, the Company paid approximately $4.1 million and $600,000, respectively, in severance and termination charges related to the employee fund as well as severance for employees other than Levitt and Sons employees which is reflected in the Other Operations segment and paid $2.3 million in severance to the employees of the Homebuilding Division prior to deconsolidation in 2007. Employees entitled to participate in the fund either received a payment stream, which in certain cases extended over two years, or a lump sum payment, dependent on a variety of factors. For any amounts paid related to the fund from the Other Operations segment, these payments were in exchange for an assignment to the Company by those employees of their unsecured claims against Levitt and Sons. At December 31, 2008 and 2007, there was $129,000 and $2.0 million, respectively, accrued to be paid related to this fund as well as severance for employees other than Levitt and Sons employees. As of December 31, 2008, the Company does not expect to incur additional severance related expenses with respect to the Levitt and Sons employees.

The facilities accrual represents expense associated with property and equipment leases that the Company had entered into that are no longer providing a benefit to the Company, as well as termination fees related to contractual obligations the Company cancelled. Included in this amount are future minimum lease payments, fees and expenses, net of estimated sublease income for which the provisions of SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, as applicable, were satisfied. This restructuring expense is included in selling, general and administrative expenses for the Other Operations segment for the year ended December 31, 2007.

The independent contractor related expense relates to two contractor agreements entered into with former Levitt and Sons employees. The agreements are for past and future consulting services. The total commitment related to these agreements is $681,000 as of December 31, 2008 and will be paid monthly through 2009. The expense associated with these arrangements is included in selling, general and administrative expenses for the Other Operations segment for the years ended December 31, 2008 and 2007.

The Company entered into an indemnity agreement in April 2004 with a joint venture partner at Altman Longleaf relating to, among other obligations, that partner’s guarantee of the joint venture’s indebtedness. The liability under the indemnity agreement was limited to the amount of any distributions from the joint venture which exceeded the Company’s original capital and other contributions. Original capital contributions were approximately $585,000 and the Company has received approximately $1.2 million in distributions since 2004. In December 2008, the Company’s interest in the joint venture was sold and it received approximately $182,000 as a result of the sale and the Company was released from any potential obligation of indemnity which may have arisen in connection with the joint venture.

16.	Income Taxes

The benefit for income tax expense consists of the following (in thousands):

	Year Ended December 31,
	2008	2007	2006

Current tax benefit (provision):
Federal	$—	29,690	(7,350)
State	—	18	(1,143)

	—	29,708	(8,493)

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

	Year Ended December 31,
	2008	2007	2006

Deferred income tax (provision) benefit:
Federal	—	(6,421)	13,060
State	—	(1,118)	1,203

	—	(7,539)	14,263

Total income tax benefit	$—	22,169	5,770

The Company’s benefit for income taxes differs from the federal statutory tax rate of 35% due to the following (in thousands):

	Year Ended December 31,
	2008	2007	2006

Income tax benefit at expected federal income tax rate of 35%	$49,116	89,876	5,227
Benefit for state taxes, net of federal benefit	5,005	9,381	936
Tax-exempt income	140	425	489
Goodwill impairment adjustment	—	—	(458)
Share-based compensation	21	(134)	(317)
Loss from Levitt and Sons	20,981	—	—
Increase in valuation allowance	(75,269)	(76,730)	(425)
Other, net	6	(649)	318

Benefit for income taxes	$—	22,169	5,770

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets consist of the following (in thousands):

	As of December 31,
	2008	2007

Deferred tax assets:
Real estate held for sale capitalized for tax purposes in excess of amounts capitalized for financial statement purposes	$926	2,016
Real estate valuation adjustments	1,295	—
Investment in Levitt and Sons	46,393	68,339
Share based compensation	1,773	1,427
Accrued and other non-deductible expenses	904	2,237
Investment in Bluegreen	10,307	—
Investment in Office Depot	4,620	—
Investment in unconsolidated trusts	828	—
Federal net operating loss carryforward	67,050	14,191
State net operating loss carryforward	10,723	5,122
Income recognized for tax purposes and deferred for financial statement purposes	7,510	7,228
Other	4,095	2,049

Gross deferred tax assets	156,424	102,609
Valuation allowance	(154,138)	(78,562)

Total deferred tax assets	2,286	24,047
Deferred tax liabilities:
Investment in Bluegreen	—	21,768
Property and equipment	423	496
Other	1,863	1,783

Total deferred tax liabilities	2,286	24,047

Net deferred tax asset		—
Less the deferred income tax (assets) liabilities at beginning of period	—	(6,635)
Implementation of FIN 48	—	(1,798)
Deferred income taxes on Bluegreen’s unrealized gains, losses and issuance of common stock	—	894

(Provision) benefit for deferred income taxes	$—	(7,539)

Activity in the deferred tax valuation allowance (in thousands):

	As of December 31,
	2008	2007

Balance, beginning of period	$78,562	425
Increase in deferred tax valuation allowance	75,269	76,730
Increase in deferred tax valuation allowance — paid in capital	307	1,407

Balance, end of period	$154,138	78,562

SFAS No. 109, “Accounting for Income Taxes”, requires that all available evidence, both positive and negative, be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefits of an existing deductible temporary difference or carryforward

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

ultimately depends on the existence of sufficient taxable income of the appropriate character. Possible sources of taxable income that can be considered include: (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; (iii) taxable income in prior carryback years; and (iv) tax planning strategies.

The Company has performed such an analysis, and a valuation allowance has been provided against deferred tax assets to the extent they cannot be used to offset future income arising from the expected reversal of taxable differences. The Company has therefore established a valuation allowance for the entire deferred tax assets, net of the deferred tax liabilities. A valuation allowance of $154.1 million and $78.6 million as of December 31, 2008 and December 31, 2007, respectively, has been provided due to the significance of the Company’s losses, including losses generated by Levitt and Sons, and significant uncertainties of its ability to realize these assets. The Company will be required to update its estimates of future taxable income based upon additional information management obtains and will continue to evaluate the realizability of the net deferred tax asset on a quarterly basis.

Federal and Florida net operating loss carryforwards amount to approximately $191.6 million and $191.2 million, respectively, and expire through the year 2028. Of the total net operating loss carryforwards, approximately $131.8 million were generated be Levitt and Sons after filing for Bankruptcy protection.

In August of 2008, the Company received $29.7 million from the Internal Revenue Service (“IRS”) in connection with the filing of a refund claim for the carry back to 2005 and 2006 of tax losses incurred in 2007.

The Company is subject to U.S. federal income tax as well as to income tax in multiple state jurisdictions. The Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for tax years before 2005. The IRS commenced an examination of the Company’s U.S. income tax return for 2004 in the fourth quarter of 2006 and completed its examination in the first quarter of 2008. The conclusion of the examination resulted in a small refund received in the second quarter of 2008, which had an immaterial effect on the Company’s results of operations and financial condition. On January 8, 2009, Woodbridge receive a letter from the IRS that Woodbridge and its subsidiaries has been selected for an examination of the tax periods ending December 31, 2005, 2006 and 2007 in connection with the 2007 tax refund claim. The IRS examination process is in the early planning stage.

As a result of the implementation of FIN 48, the Company recognized a decrease of approximately $260,000 in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2008	$2,365
Additions based on tax positions related to the current year	542
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	33
Lapse of Statute of Limitations	(575)

Balance at December 31, 2008	$2,365

At December 31, 2008, the Company had gross tax affected unrecognized tax benefits of $2.4 million, of which $248,000, if recognized, would affect the effective tax rate.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. During the years ended December 31, 2008, 2007 and 2006, the Company recognized approximately $(22,000),

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

$168,000, and $168,000 in interest and penalties, respectively. The Company had approximately $314,000 and $336,000 for the payment of interest and penalties accrued at December 31, 2008 and 2007, respectively.

17.	Other Revenues

The following table summarizes other revenues detail information (in thousands):

	For the Year Ended December 31,
	2008	2007	2006

Other revenues
Mortgage & title operations	$—	2,243	4,070
Lease/rental income	9,892	5,803	3,254
Marketing fees	579	1,610	1,243
Impact fees	254	—	—
Irrigation revenue	976	802	674

	$11,701	10,458	9,241

18.	Other Expenses and Interest and Other Income

Other expenses and interest and other income are summarized as follows (in thousands):

	For the Year Ended December 31,
	2008	2007	2006

Other expenses
Title and mortgage operations expense	$—	1,539	2,362
Loss on disposal of fixed assets	—	564	—
Hurricane expense, net of projected recoveries	—	—	8
Goodwill impairment	—	—	1,307
Surety bond indemnification	—	1,826	—

Total other expenses	$—	3,929	3,677

Interest and other income
Interest income	$3,264	4,046	2,882
Gain on sale of fixed assets	2,520	30	1,329
Gain on sale of equity securities	1,178	—	—
Forfeited buyer deposits	371	6,196	2,700
Other income	697	992	933

Interest and other income	$8,030	11,264	7,844

Included in other expense in the year ended December 31, 2007 is $1.8 million associated with Woodbridge’s potential surety bond obligation. Management believes it is probable that the Company will be required to reimburse the surety under the indemnity agreement. No similar other expense was recorded in the year ended December 31, 2008. See Note 15 for further discussion.

19.	Fair Value Measurements

Estimated fair values of financial instruments are determined using available market information and appropriate valuation methodologies. However, judgments are involved in interpreting market data to develop

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

The estimated fair values of cash, cash equivalent, short-term investments, accounts payable and accrued expenses approximate carrying value as of December 31, 2008 and 2007, because of the liquid nature of the assets and relatively short maturities of the obligations. The company estimates that the fair value of its notes receivable at December 31, 2008 and 2007 were approximately $4.0 million and were based upon the Prime rate. The Company estimates that at December 31, 2008 and 2007, the fair value of its fixed rate debt was approximately $31.7 million and $93.7 million, respectively, and the fair value of its variable rate debt was approximately $227.1 million and $242.6 million, respectively, based upon the current rates and spreads it would pay to obtain similar borrowings.

On January 1, 2008, the Company partially adopted SFAS No. 157, which, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. The Company did not adopt the SFAS No. 157 fair value framework for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements at least annually. SFAS 157 clarifies that fair value is an exit price, representing the amount that would either be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1. Observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Investment Measured at Fair Value on a Recurring Basis (in thousands):

		Fair Value at
	Fair Value Hierarchy	December 31, 2008

Investment in Bluegreen Corporation	Level 1	$29,789
Investment in unconsolidated trusts	Level 3	406
Investment in other equity securities	Level 1	4,278

		$34,473

20.	Litigation

Bankruptcy of Levitt and Sons

On November 9, 2007, the Debtors filed voluntary petitions for relief under the Chapter 11 Cases in the Bankruptcy Court. The Debtors commenced the Chapter 11 Cases in order to preserve the value of their assets and to facilitate an orderly wind-down of their businesses and disposition of their assets in a manner intended to maximize the recoveries of all constituents.

On November 27, 2007, the Office of the United States Trustee (the “U.S. Trustee), appointed an official committee of unsecured creditors in the Chapter 11 Cases (the “Creditors’ Committee”). On January 22, 2008, the U.S. Trustee appointed a Joint Home Purchase Deposit Creditors Committee of Creditors Holding Unsecured Claims (the “Deposit Holders Committee”, and together with the Creditors Committee, the “Committees”) The Committees have a right to appear and be heard in the Chapter 11 Cases.

On November 27, 2007, the Bankruptcy Court granted the Debtors’ Motion for Authority to Incur Chapter 11 Administrative Expense Claim (the “Chapter 11 Admin. Expense Motion”), thereby authorizing the

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

Debtors to incur a post petition administrative expense claim in favor of Woodbridge for administrative costs relating to certain services and benefits provided by Woodbridge in favor of the Debtors (the “Post Petition Services”). While the Bankruptcy Court approved the incurrence of the amounts as unsecured post petition administrative expense claims, the payment of such claims is subject to additional court approval. In addition to the unsecured administrative expense claims, Woodbridge has pre-petition secured and unsecured claims against the Debtors. The Debtors have scheduled the amounts due to Woodbridge in the Chapter 11 Cases. The unsecured pre-petition claims of Woodbridge scheduled by the Debtors are approximately $67.3 million and the secured pre-petition claim scheduled by the Debtors is approximately $460,000. Since the Chapter 11 Cases were filed, Woodbridge has also incurred certain administrative costs related to the Post Petition Services. These costs amounted to $1.6 million and $748,000 in the years ended December 31, 2008 and 2007, respectively. Additionally, as disclosed in (Note 15), in the year ended December 31, 2008, Woodbridge reimbursed a Levitt and Sons surety for $532,000 of bond claims paid by the surety. No payments were made in the year ended December 31, 2007. The payment by the Debtors of its outstanding advances and the Post Petition Services expenses are subject to the risks inherent to recovery by creditors in the Chapter 11 Cases. Woodbridge has also filed contingent claims with respect to any liability it may have arising out of disputed indemnification obligations under certain surety bonds. Woodbridge also implemented an employee severance fund in favor of certain employees of the Debtors. Employees who received funds as part of this program as of December 31, 2008, which totaled approximately $3.9 million as of that date, have assigned their unsecured claims against the Debtors to the Company. It is highly unlikely that Woodbridge will recover these or any other amounts associated with its unsecured claims against the Debtors. In addition, the Debtors asserted certain further claims against Woodbridge, including an entitlement to a portion of the $29.7 million federal tax refund which Woodbridge received as a consequence of losses experienced at Levitt and Sons in prior periods; however, the parties have entered into the Settlement Agreement described below.

On June 27, 2008, Woodbridge entered into a settlement agreement (the “Settlement Agreement”) with the Debtors and the Joint Committee of Unsecured Creditors (the “Joint Committee”) appointed in the Chapter 11 Cases. Pursuant to the Settlement Agreement, among other things, (i) Woodbridge agreed to pay to the Debtors’ bankruptcy estates the sum of $12.5 million plus accrued interest from May 22, 2008 through the date of payment, (ii) Woodbridge agreed to waive and release substantially all of the claims it had against the Debtors, including its administrative expense claims through July 2008, and (iii) the Debtors (joined by the Joint Committee) agreed to waive and release any claims they had against Woodbridge and its affiliates. After certain of Levitt and Sons’ creditors indicated that they objected to the terms of the Settlement Agreement and stated a desire to pursue claims against Woodbridge, Woodbridge, the Debtors and the Joint Committee agreed in principal to an amendment to the Settlement Agreement, pursuant to which Woodbridge would, in lieu of the $12.5 million payment previously agreed to, pay $8.0 million to the Debtors’ bankruptcy estates and place $4.5 million in a release fund to be disbursed to third party creditors in exchange for a third party release and injunction. The amendment also provided for an additional $300,000 payment by Woodbridge to a deposit holders fund. The Settlement Agreement, as amended, was subject to a number of conditions, including the approval of the Bankruptcy Court.

Certain of the Debtor subsidiaries of Levitt and Sons have been provided with post-petition financing (“DIP Loans”) from a third-party lender (the “DIP Lender”) which had financed such Debtors’ projects. Under the agreements for the DIP Loans, the DIP Loans are to be used for (i) the reimbursement of the DIP Lender’s costs and fees, (ii) the costs of managing and safeguarding the projects, (iii) the costs of making the projects ready for sale, (iv) the costs to complete the projects, (v) the general working capital needs of the Debtors related to the projects and (vi) such other costs and expenses related to the DIP Loans or the projects as the DIP Lender may elect. The Bankruptcy Court’s order approving the DIP Loans also approved the sales of homes in the projects with the net proceeds from such sales being applied towards the DIP Loans. The order also appointed a Chief Administrator to manage and supervise all administrative functions of these Debtors related to the projects in accordance with the scope of authority set forth in the DIP Loan agreements. These projects represent 89.7% of the total assets, 66.3% of the total liabilities and 34.1% of the shareholders deficit of Levitt and Sons at December 31, 2008.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

During the year ended December 31, 2008, the DIP Loans financed construction and development activities and selling, general and administrative expenses related to the projects, as well as the costs, fees and other expenses of the DIP Lender, including interest expense. Additionally, during the year ended December 31, 2008, homes in the projects have been sold and closed, resulting in the receipt by the Debtors of sales proceeds. The Chief Administrator is maintaining the accounting records for these transactions in accordance with the DIP Loan agreements and, as a result, financial information is not available to the Company which could be used to record these transactions in accordance with generally accepted accounting principles on a basis consistent with the Company’s accounting for similar transactions. Accordingly, these transactions have not been reflected in the financial information for Levitt and Sons included in (Note 24) to the Company’s consolidated financial statements. However, as described herein, due to the deconsolidation of Levitt and Sons from Woodbridge’s statements of financial condition and results of operations as of November 9, 2007, these transactions, and the omission of the results of these transactions, will not have an impact on the Company’s financial condition or operating results.

Class Action Lawsuit

On January 25, 2008, plaintiff Robert D. Dance filed a purported class action complaint as a putative purchaser of the Company’s securities against the Company and certain of its officers and directors, asserting claims under the federal securities law and seeking damages. This action was filed in the United States District Court for the Southern District of Florida and is captioned Dance v. Levitt Corp. et al., No. 08-CV-60111-DLG. The securities litigation purports to be brought on behalf of all purchasers of the Company’s securities beginning on January 31, 2007 and ending on August 14, 2007. The complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated there under by issuing a series of false and/or misleading statements concerning the Company’s financial results, prospects and condition. The Company intends to vigorously defend this action.

Surety Bond Claim

In September 2008, a surety filed a lawsuit to require Woodbridge to post $5.4 million of collateral in connection with two bonds totaling $5.4 million with respect to which a municipality made claims against the surety. We believe that the municipality does not have the right to demand payment under the bonds and we initiated a lawsuit against the municipality and do not believe that a loss is probable. Accordingly, we did not accrue any amount related to this claim as of December 31, 2008. As claims were made on the bonds, the surety requested the Company post a $4.0 million letter of credit as security while the matter is litigated with the municipality and the Company has complied with that request.

21.	Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. During the year ended December 31, 2008, the Company operated through two reportable business segments, the Land Division and Other Operations segments. During the years ended December 31, 2007 and 2006, the Company also operated through two additional reportable business segments, the Primary Homebuilding and Tennessee Homebuilding segments, both of which were eliminated as a result of the Company’s deconsolidation of Levitt and Sons as of November 9, 2007. The Company evaluates segment performance primarily based on pre-tax income. The information provided for segment reporting is based on management’s internal reports. Except as otherwise indicated, the accounting policies of the segments are the same as those of the Company. Eliminations in periods prior to the year ended December 31, 2008 consisted of the elimination of sales and profits on real estate transactions between the Land Division and Primary Homebuilding segment, and eliminations for the year ended December 31, 2008 consist of the elimination of transactions between the Land Division and Other Operations segments. All of the eliminated transactions were recorded based upon terms that management believed would be attained in an arms-length transaction. The presentation and allocation of assets, liabilities and results of operations may not reflect the actual economic costs of the segments as stand-alone businesses. If a different basis of allocation

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

were utilized, the relative contributions of the segments might differ, but management believes that the relative trends in segments would likely not be impacted.

The Company’s Land Division segment consists of the operations of Core Communities, and the Other Operations segment consists of the operations of the Parent company, Carolina Oak, and Pizza Fusion, other activities through Cypress Creek Capital and Snapper Creek, an equity investment in Bluegreen and an investment in Office Depot. In 2007, the Other Operations segment also consisted of Levitt Commercial, LLC, which specialized in the development of industrial properties. Levitt Commercial, LLC ceased development activities in 2007. The Company’s Homebuilding Division consisted of the Primary Homebuilding segment and the Tennessee Homebuilding segment. The results of operations for the year ended December 31, 2008 do not include the results of operations of the Homebuilding Division due to the deconsolidation of Levitt and Sons, the operations of which comprised the Homebuilding Division, as of November 9, 2007. The results of operations and financial condition of Carolina Oak as of and for the years ended December 31, 2007 and 2006 were included in the Primary Homebuilding segment, whereas the results of operations and financial condition of Carolina Oak as of and for the year ended December 31, 2008 are included in the Other Operations segment.

The following tables present segment information for the years ended December 31, 2008, 2007 and 2006 (in thousands):

		Other
Year Ended December 31, 2008	Land	Operations	Eliminations	Total

Revenues:
Sales of real estate	$11,268	2,484	85	13,837
Other revenues	10,592	1,109	—	11,701

Total revenues	21,860	3,593	85	25,538

Costs and expenses:
Cost of sales of real estate	6,632	16,151	(10,055)	12,728
Selling, general and administrative expenses	24,608	26,717	(571)	50,754
Interest expense	3,637	8,315	(1,085)	10,867

Total costs and expenses	34,877	51,183	(11,711)	74,349

Earnings from Bluegreen Corporation	—	8,996	—	8,996
Impairment of investment in Bluegreen Corporation	—	(94,426)	—	(94,426)
Impairment of other investments	—	(14,120)	—	(14,120)
Interest and other income	5,685	4,001	(1,656)	8,030

(Loss) income before income taxes	(7,332)	(143,139)	10,140	(140,331)
Benefit for income taxes	—	—	—	—

Net (loss) income	$(7,332)	(143,139)	10,140	(140,331)

Inventory of real estate	$208,033	34,719	(1,434)	241,318

Total assets	$339,941	220,587	(1,274)	559,254

Total debt	$215,332	134,620	—	349,952

Total liabilities	$248,969	185,513	5,242	439,724

Total shareholders’ equity	$90,972	35,074	(6,516)	119,530

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

	Primary	Tennessee		Other
Year Ended December 31, 2007	Homebuilding	Homebuilding	Land	Operations	Eliminations	Total

Revenues:
Sales of real estate	$345,666	42,042	16,567	6,574	(734)	410,115
Other revenues	2,243	—	7,585	952	(322)	10,458

Total revenues	347,909	42,042	24,152	7,526	(1,056)	420,573

Costs and expenses:
Cost of sales of real estate	501,206	51,360	7,447	16,793	(3,565)	573,241
Selling, general and administrative expenses	61,568	5,010	19,077	32,508	(239)	117,924
Interest expense	7,258	151	2,629	1,073	(7,304)	3,807
Other expenses	1,539	—	—	2,390	—	3,929

Total costs and expenses	571,571	56,521	29,153	52,764	(11,108)	698,901

Earnings from Bluegreen Corporation	—	—	—	10,275	—	10,275
Interest and other income	6,933	83	4,489	7,367	(7,608)	11,264

(Loss) income before income taxes	(216,729)	(14,396)	(512)	(27,596)	2,444	(256,789)
Benefit (provision)for income taxes	1,396	(1,700)	(5,910)	34,297	(5,914)	22,169

Net (loss) income	$(215,333)	(16,096)	(6,422)	6,701	(3,470)	(234,620)

Inventory of real estate	$38,457	—	189,903	6,262	(7,332)	227,290

Total assets	$38,749	—	342,696	336,713	(5,307)	712,851

Total debt	$39,674	—	216,027	98,089	—	353,790

Total liabilities	$41,402	—	214,393	184,601	11,349	451,745

Total shareholders’ equity	$(2,653)	—	128,303	152,112	(16,656)	261,106

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

	Primary	Tennessee		Other
Year Ended December 31, 2006	Homebuilding	Homebuilding	Land	Operations	Eliminations	Total

Revenues:
Sales of real estate	$424,420	76,299	69,778	11,041	(15,452)	566,086
Other revenues	4,070	—	3,816	1,435	(80)	9,241

Total revenues	428,490	76,299	73,594	12,476	(15,532)	575,327

Costs and expenses:
Cost of sales of real estate	367,252	72,807	42,662	11,649	(11,409)	482,961
Selling, general and administrative expenses	65,052	12,806	15,119	28,174	—	121,151
Other expenses	2,362	1,307	—	8	—	3,677

Total costs and expenses	434,666	86,920	57,781	39,831	(11,409)	607,789

Earnings from Bluegreen Corporation	—	—	—	9,684	—	9,684
Interest and other income	2,982	127	2,650	4,059	(1,974)	7,844

(Loss) income before income taxes	(3,194)	(10,494)	18,463	(13,612)	(6,097)	(14,934)
Benefit (provision) for income taxes	1,508	3,241	(6,936)	5,639	2,318	5,770

Net (loss) income	$(1,686)	(7,253)	11,527	(7,973)	(3,779)	(9,164)

Inventory of real estate	$608,358	56,214	176,356	13,269	(32,157)	822,040

Total assets	$644,447	62,065	271,169	146,116	(33,131)	1,090,666

Total debt	$378,633	39,274	95,980	101,816	—	615,703

Total liabilities	$529,476	55,524	133,015	49,357	(19,945)	747,427

Total shareholders’ equity	$114,971	6,541	138,154	96,759	(13,186)	343,239

Included in total liabilities at the respective segments are net receivable and payable amounts associated with intersegment loans. These amounts eliminate fully in consolidation but have the effect of decreasing or increasing liabilities when shown on a standalone basis.

22.	Parent Company Financial Statements

The Company’s subordinated investment notes (the “Investment Notes”) and junior subordinated debentures (the “Junior Subordinated Debentures”) are direct unsecured obligations of the Parent Company, are not guaranteed by the Company’s subsidiaries and are not secured by any assets of the Company or its subsidiaries. The Parent Company has historically relied on dividends or management fees from its subsidiaries and earnings on its cash investments to fund its operations, including debt service obligations relating to the Investment Notes and Junior Subordinated Debentures. However, as a result of the funds raised in the Company’s 2007 rights offering, the Parent Company’s dependence on payments from subsidiaries has been substantially reduced. The Company would be restricted from paying dividends to its common shareholders if an event of default exists under the terms of either the Investment Notes or the Junior Subordinated Debentures.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

Some of the Company’s subsidiaries incur indebtedness on terms that, among other things, require the subsidiary to maintain certain financial ratios and a minimum net worth. These covenants may have the effect of limiting the amount of debt that the subsidiaries can incur in the future and restricting payments to the Parent Company. At December 31, 2008, under the most restrictive of these covenants, approximately $75.0 million of the subsidiaries’ net assets were not available to transfer funds to the Company in the form of loans, advances or dividends, and $17.7 million was available for these transfers. At December 31, 2008 and 2007, the Company and its subsidiaries were in compliance with all loan agreement financial covenants. At December 31, 2008, consolidated retained earnings included approximately $8.6 million which represented undistributed earnings recognized by the equity method.

The accounting policies for the Parent Company are generally the same as those policies described in the summary of significant accounting policies in (Note 2). The Parent Company’s interests in its consolidated subsidiaries are reported under equity method accounting for purposes of this presentation.

Condensed statements of financial condition at December 31, 2008 and 2007 and condensed statements of operations and cash flows for each of the years in the three-year period ended December 31, 2008 are shown below:

Woodbridge Holdings Corporation (Parent Company Only)

Condensed Statements of Financial Condition

	December 31,
	2008	2007
	(In thousands except share data)

Assets
Cash and cash equivalents	$94,725	161,557
Restricted cash	16,715	—
Inventory of real estate	6,818	5,950
Investment in Bluegreen Corporation	29,789	116,014
Investment in Unconsolidated Trusts	419	2,565
Investments in wholly-owned subsidiaries	52,272	110,598
Other assets	52,279	32,848

Total assets	$253,017	429,532

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$4,604	42,932
Loss in excess of investment in subsidiary	39,432	39,432
Notes payable	238	1,010
Junior subordinated debentures	85,052	85,052
Income tax payable	4,161	—

Total liabilities	133,487	168,426

Shareholders’ equity:
Preferred stock, $0.01 par value Authorized: 5,000,000 shares Issued and outstanding: no shares	—	—
Common stock, Class A, $0.01 par value Authorized: 30,000,000 shares Issued: 19,042,149 and 19,010,804 shares, respectively	190	190
Common stock, Class B, $0.01 par value Authorized: 2,000,000 shares Issued and outstanding: 243,807 shares	2	2

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

	December 31,
	2008	2007
	(In thousands)

Additional paid-in capital	339,780	337,565
Accumulated deficit	(218,868)	(78,537)
Accumulated other comprehensive (loss) income	(135)	1,886

	120,969	261,106
Less — common stock in treasury, at cost (2,385,624 in 2008)	(1,439)	—

Total shareholders’ equity	119,530	261,106

Total liabilities and shareholders’ equity	$253,017	429,532

Woodbridge Holdings Corporation (Parent Company Only)

Condensed Statements of Operations

	Year Ended December 31,
	2008	2007	2006
	(In thousands)

Earnings from Bluegreen Corporation	$8,996	10,275	9,684
Other revenues	2,616	7,363	3,497
Costs and expenses(a)	123,618	44,880	28,158

Loss before income taxes	(112,006)	(27,242)	(14,977)
Benefit for income taxes	—	34,567	6,162

Net (loss) income before undistributed earnings from subsidiaries	(112,006)	7,325	(8,815)
Loss from consolidated subsidiaries, net of income taxes	(28,325)	(241,945)	(349)

Net loss	$(140,331)	(234,620)	(9,164)

(a)	Includes an other-than-temporary impairment charge of $94.4 million incurred during the year ended December 31, 2008 related to the Company’s investment in Bluegreen Corporation and a $2.1 million impairment charge related to the Company’s investment in unconsolidated trusts.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

Woodbridge Holdings Corporation (Parent Company Only)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2008	2007	2006
	(In thousands)

Operating activities:
Net loss	$(140,331)	(234,620)	(9,164)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,595	2,664	1,352
(Decrease) increase in deferred income taxes	—	(19,240)	2,953
Equity from earnings in Bluegreen Corporation	(8,996)	(10,275)	(9,684)
Equity from loss in consolidated subsidiaries	28,325	241,945	349
Equity from loss in joint ventures	—	—	2
Equity in earnings from unconsolidated trusts	(218)	(220)	(178)
Share-based compensation expense related to stock options and restricted stock	990	1,962	3,250
Impairment of investment in Bluegreen Corporation	94,426	—	—
Impairment of other investment	2,146	—	—
Dividends received from consolidated subsidiaries	30,000	13,073	12,086
Write off of property and equipment	114	536	—
Changes in operating assets and liabilities:
Inventory of real estate	(868)	1,767	(3,552)
Other assets	(1,247)	(1,153)	1,404
Accounts payable, accrued expenses and other liabilities	(4,694)	5,043	(9,444)
Current income tax	29,743	(6,249)	—

Net cash provided by (used in) by operating activities	31,985	(4,767)	(10,626)

Investing activities:
Distributions and advances from real estate joint ventures	—	—	153
Purchase of short-term investments	(9,600)	—	—
Increase in restricted cash	(16,715)	—	—
Investment in unconsolidated trusts	—	—	(928)
Distributions from unconsolidated trusts	218	220	178
Purchase of property, plant and equipment	—	(41)	(7,895)

Net cash (used in) provided by investing activities	(26,097)	179	(8,492)

Financing activities:
Proceeds from notes and mortgage notes payable	—	151	479
Repayment of notes and mortgage notes payable	(772)	(2,066)	(686)
Proceeds from junior subordinated notes	—	—	30,928
Cash paid for stock repurchase	(1,439)	—	—
Proceeds from issuance of common stock	—	152,847	—
Payments for debt offering cost	—	—	(1,077)
Payments for stock issuance costs	—	(196)	—
Net (decrease) increase in intercompany due	(70,509)	6,905	(43,858)
Cash dividends paid	—	(396)	(1,585)

Net cash (used in) provided by financing activities	(72,720)	157,245	(15,799)

(Decrease) increase in cash and cash equivalents	(66,832)	152,657	(34,917)
Cash and cash equivalents at the beginning of period	161,557	8,900	43,817

Cash and cash equivalents at end of period	$94,725	161,557	8,900

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

23.	Selected Quarterly Financial Data (unaudited)

Selected financial information for the quarterly periods in 2008 and 2007 is presented below. Due to rounding and changes in the number of shares outstanding, the sum of the quarterly (loss) earnings per share amounts may not equal the (loss) earnings per share reported for the year (in thousands, except per share data):

	Year Ended December 31, 2008
	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	2008

Revenues	$3,118	5,139	13,677	3,604	25,538
Costs and expenses	$(15,679)	(17,242)	(22,116)	(19,312)	(74,349)
Earnings from Bluegreen Corporation	$526	1,211	2,241	5,018	8,996
Impairment of investment in Bluegreen Corporation	$—	—	(53,576)	(40,850)	(94,426)
Impairment of other investments	$—	—	—	(14,120)	(14,120)
Net loss	$(10,431)	(8,942)	(56,003)	(64,955)	(140,331)
Loss per share, basic and diluted	$(0.54)	(0.46)	(2.91)	(3.49)	(7.35)

	Year Ended December 31, 2007
	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter(a)	2007

Revenues	$143,795	127,840	125,824	23,114	420,573
Costs and expenses	$(146,296)	(205,616)	(308,315)	(38,674)	(698,901)
Earnings from Bluegreen Corporation	$1,744	1,357	4,418	2,756	10,275
Net income (loss)	$976	(58,087)	(169,168)	(8,341)	(234,620)
Earnings (loss) per share, basic and diluted	$0.24	(14.36)	(41.80)	(0.43)	(30.00)
Dividends declared per common share	$0.10	—	—	—	0.10

(a)	As previously reported, Woodbridge deconsolidated Levitt and Sons from its consolidated statements of financial condition and statements of operations as of November 9, 2007, which resulted in the Company not recording results of operations associated with Levitt and Sons after November 9, 2007.

24.	Financial Information of Levitt and Sons

As described in (Note 1) above, on November 9, 2007, the Debtors filed the Chapter 11 Cases. The Debtors commenced the Chapter 11 Cases in order to preserve the value of their assets and to facilitate an orderly wind-down of their businesses and disposition of their assets in a manner intended to maximize the recoveries of all constituents. In connection with the filing of the Chapter 11 Cases, Woodbridge deconsolidated Levitt and Sons as of November 9, 2007. As a result of the deconsolidation, Woodbridge had a negative basis in its investment in Levitt and Sons because Levitt and Sons generated significant losses and intercompany liabilities in excess of its asset balances. This negative investment, “Loss in excess of investment in subsidiary”, is reflected as a single amount on the Company’s consolidated statements of financial condition as a $55.2 million liability as of December 31, 2008 and 2007. This balance was comprised of a negative investment in Levitt and Sons of $123.0 million, and outstanding advances due to Woodbridge from Levitt and Sons of $67.8 million. Included in the negative investment was approximately $15.8 million associated with deferred revenue related to intra-segment sales between Levitt and Sons and Core Communities. During the fourth quarter of 2008, the Company identified approximately $2.3 million of deferred revenue on intercompany sales between Core and Carolina Oak that had been misclassified against the negative investment in Levitt and Sons. As a result, the Company recorded a $2.3 million reclassification between inventory of real estate and the loss in excess of investment in subsidiary in the consolidated statements of financial condition.

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

As a result, as of December 31, 2008, the net negative investment was $52.9 million. Woodbridge’s previously reported consolidated statements of financial condition, consolidated statements of operations and consolidated statements of cash flows prior to November 9, 2007 continue to include Levitt and Sons’ financial condition, results of operations and cash flows. See Note 20 for further information regarding the Chapter 11 Cases and Note 25 for the status of the Settlement Agreement.

Since Levitt and Sons’ results are no longer consolidated with the Company’s results, and the status Company believes it is not probable that it will be obligated to fund further losses related to its investment in Levitt and Sons, any material uncertainties related to Levitt and Sons’ ongoing operations are not expected to impact the Company’s future financial results other than in connection with the Company’s contractual obligations to third parties and payment of the settlement amount.

The following table summarizes the assets, liabilities and net equity of Levitt and Sons as of the deconsolidation date at November 9, 2007, as well as the calculation of the loss in excess of investment in subsidiary which was recorded on the Company’s consolidated statement of financial condition at December 31, 2007:

November 9,
2007
(In thousands)

Cash	$6,387
Inventory	356,294
Property and equipment	1,681
Other assets	8,974

Assets deconsolidated	373,336
Accounts payable and other accrued liabilities	50,709
Customer deposits	18,007
Notes and mortgage payable	344,052
Due to Woodbridge	67,831

Liabilities deconsolidated	$480,599
Net equity/negative investment	$(107,263)

The loss in excess of investment in subsidiary is comprised of:

Net equity/negative investment	(107,263)
Due to Woodbridge	67,831
Deferred revenue(a)	(15,780)

$(55,212)

(a)	During the fourth quarter of 2008, deferred revenue was adjusted by $2.3 million due to a reclassification on intercompany land sales between Core and Carolina Oak that had been inadvertently recorded against the negative investment. As a result of this reclassification the net negative investment was reduced from $55.2 million to $52.9 million as of December 31, 2008.

Included in the loss in excess of investment in subsidiary was approximately $15.8 million associated with deferred revenue related to intra-segment sales between Levitt and Sons and Core Communities.

The following condensed consolidated financial statements of Levitt and Sons were prepared in conformity with Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”), which requires that the liabilities subject to compromise by the Bankruptcy Court are reported separately from the liabilities not subject to compromise, and that all transactions directly

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

associated with the bankruptcy plan be reported separately as well. Liabilities subject to compromise include pre-petition unsecured claims that may be settled at amounts that differ from those recorded in Levitt and Sons’ condensed consolidated statements of financial condition.

Levitt and Sons

Condensed Consolidated Statements of Financial Condition
As of December 31, 2008 and 2007

	2008	2007
	(In thousands)

Assets
Cash	$4,712	5,365
Restricted cash	885	—
Inventory	166,358	208,686
Property and equipment	—	55
Other assets	19,657	23,810

Total assets	$191,612	237,916

Liabilities and Shareholders’ Equity
Accounts payable and other accrued liabilities	$719	469
Due to Woodbridge	2,870	748
Liabilities subject to compromise(A)	327,707	354,748
Shareholders’ deficit	$(139,684)	(118,049)

Total liabilities and shareholders’ equity	$191,612	237,916

(A)	Liabilities Subject to Compromise

Liabilities subject to compromise in Levitt and Sons’ condensed consolidated statements of financial condition as of December 31, 2008 refer to both secured and unsecured obligations that will be accounted for under the bankruptcy plan, including claims incurred prior to the Petition Date. They represent the debtors’ current estimate of the amount of known or potential pre-petition claims that are subject to restructuring in the Chapter 11 Cases. Such claims remain subject to future adjustments.

Liabilities subject to compromise at December 31, 2008 were as follows, in thousands:

Accounts payable and other accrued liabilities	$54,954
Customer deposits	15,754
Due to Woodbridge	87,182
Deficiency claim associated with secured debt	45,458
Notes and mortgage payable	124,359

Total liabilities subject to compromise	$327,707

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

Levitt and Sons

Condensed Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(In thousands)

Revenues
Sales of real estate	$32,505	397,561	500,719
Other revenues	2	2,245	4,070

Total revenues	32,507	399,806	504,789

Costs and expenses
Cost of sales of real estate	42,864	562,763	440,059
Selling, general and administrative expenses	4,340	70,848	77,858

Total costs and expenses	47,204	633,611	517,917

Bankruptcy related items, net	(7,049)	(3,525)	—
Other income, net of interest and other expense	111	(1,928)	(560)

Loss before income taxes	(21,635)	(239,258)	(13,688)
(Provision) benefit for income taxes	—	(303)	4,749

Net loss	$(21,635)	(239,561)	(8,939)

25.	Subsequent Event

Bankruptcy of Levitt and Sons

On February 20, 2009, the Bankruptcy Court presiding over Levitt and Sons’ Chapter 11 bankruptcy case entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Official Committee of Unsecured Creditors. That order also approved the settlement pursuant to the Settlement Agreement, as amended. No appeal or rehearing of the court’s order was timely filed by any party, and the settlement was consummated on March 3, 2009, at which time, payment was made in accordance with the terms and conditions of the Settlement Agreement, as amended. The cost of settlement and reversal of the related $52.9 million liability will be recognized into income in the first quarter of 2009.

Executive Compensation Program

On September 29, 2008, the Company’s Board of Directors approved the terms of incentive programs for certain of the Company’s employees including certain of the Company’s named executive officers, pursuant to which a portion of their compensation will be based on the cash returns realized by the Company on its investments. The programs relate to the performance of existing investments and new investments designated by the Board (together, the “Investments”). All of the Company’s investments have been or will be held by individual limited partnerships or other legal entities established for such purpose. Participating executives and employees will have interests in the entities which will be the basis of their incentives under the programs. The Company’s named executive officers may have interests tied both to the performance of a particular investment as well as interests relating to the performance of the portfolio of investments as a whole.

The Company, in its capacity as investor in the investment program, will be entitled to receive a return of the Company’s invested capital and a specified rate of return on its invested capital prior to the Company’s executive officers or employees being entitled to receive any portion of the realized profits (the share to which

Woodbridge Holdings Corporation

Notes to Consolidated Financial Statements — (Continued)

they may be entitled is referred to as the “Carried Interest”). For existing investments, the amount of invested capital was determined as of September 1, 2008, by the Company’s Board of Directors. Once the Company receives its priority return of its invested capital and the stated return (which accrues from September 1, 2008), the Company will also generally be entitled to additional amounts that provide it with (i) at least approximately 87% of the aggregate proceeds related to the Company’s status as an investor in excess of the Company’s invested capital in that investment, plus (ii) at least 35% of all other amounts earned from third parties with respect to that investment (i.e., income not related to the Company’s status as an investor, such as management fees charged to third parties). The remaining proceeds will be available under the incentive programs for distribution among those employees directly responsible for the relevant Investments and the Company’s executive officers. The compensation committee of the Company’s Board of Directors will determine the allocations to the Company’s named executive officers. These allocations are identified in advance for each of the executive officers. Although the compensation committee can alter these allocations on a prospective basis, the total amount payable to employees and officers cannot be changed. Management will determine the amounts to be allocated among the other employee participants. The incentive programs relating to both individual investments and the program established for the executive officers with respect to the overall performance of the portfolio of investments contain clawback obligations that are intended to reduce the risk that the participants will be distributed amounts under the programs prior to the Company’s receipt of at least a return of its invested capital and the stated return. To the extent that named executive officers participate in the performance of a particular investment, their clawback obligations nevertheless refer to the performance of the portfolio as a whole. The programs contemplate that the clawback obligations will be funded solely from holdback accounts established with respect to each participant. Amounts equal to a portion of Carried Interest distribution to such participant (initially 25% and which can be increased, when appropriate, to as high as 75%) will be deposited into holdback accounts or otherwise made available for the benefit of the Company. There are also general vesting and forfeiture provisions applicable to each participant’s right to receive any Carried Interest, the terms of which may vary by individual. The Company’s Board of Directors believes that the above-described incentive plans appropriately align payments to participants with the performance of our Investments.

The “Executive Incentive Plan” which sets forth the terms of the Carried Interests of certain executive officers in the performance of the overall investments of the Company and the “Investment Programs” entered into to date which set forth the Carried Interests of employees and certain executive officers in the performance of particular individual investments are included as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Those documents (rather than the general descriptions contained herein) embody the legally binding terms of the incentive arrangements, which were executed on March 13, 2009.

Schedule III

Woodbridge Holdings Corporation
Real Estate Investments and Accumulated Depreciation
As of December 31, 2008

								Date of
		Building and	Total	Accumulated	Net Book		Depreciable	Acquisition/
	Land	Improvement	Cost	Depreciation	Value	Encumbrances	Lives (Years)	Completion
	(In thousands)

Cypress Creek Office Bldg Ft. Laud.	$2,250	$13,355	$15,605	$(1,892)	$13,713	$11,831	S/L 30	October 2004
The Village Center Port St. Lucie	1,449	19,011	20,460	(2,900)	17,560	14,381	S/L 39	February 2005
The Landing Port St. Lucie	5,988	55,060	61,048	(1,950)	59,098	60,624	S/L 39	November 2007
	$9,687	$87,426	$97,113	$(6,742)	$90,371	$86,836

The following table presents the changes of the Company’s real estate investments for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	For the Year Ended December 31,
	2008	2007	2006

Balance, beginning of year	$101,185	40,562	36,897
Improvements	348	60,623	6,898
Sales	(2,675)	—	(3,233)
Adjustments	(1,745)	—	—

Balance, end of year	$97,113	101,185	40,562

The adjustments of approximately $1.7 million reflected in the year ended December 31, 2008 relate to tenant reimbursements received from improvements made on the behalf of the tenants in The Landing property during the normal construction of the property.

The unaudited aggregate cost of real estate investments for federal income tax purposes as of December 31, 2008 was approximately $92.1 million.

The following table presents the changes of the Company’s real estate investments accumulated depreciation for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	For the Year Ended December 31,
	2008	2007	2006

Balance, beginning of year	$(3,065)	(1,942)	(732)
Depreciation expense	(3,677)	(1,123)	(1,210)

Balance, end of year	$(6,742)	(3,065)	(1,942)

See Note 9 to our audited consolidated financial statements for further disclosure on the real estate investment and accumulated depreciation tables above.

Annex A

AGREEMENT AND PLAN OF MERGER
by and among
BFC FINANCIAL CORPORATION,
WDG MERGER SUB, LLC
and
WOODBRIDGE HOLDINGS CORPORATION

DEFINITIONS	A-1
THE MERGER	A-6
Merger	A-6
Consummation of the Merger; Effective Time	A-6
Effect of the Merger	A-6
Articles of Organization and Operating Agreement	A-6
Board of Managers	A-6
Officers	A-6
Additional Actions	A-6
CONVERSION OF SHARES; CONSIDERATION	A-7
Merger Consideration	A-7
Exchange of Certificates	A-7
Stock Transfer Books	A-9
Woodbridge Options and Restricted Stock	A-9
Appraisal Rights	A-9
REPRESENTATIONS AND WARRANTIES OF BFC AND MERGER SUB	A-10
Organization; Good Standing; Power	A-10
Capitalization	A-10
Authorization; No Violation	A-11
Subsidiaries	A-11
Exchange Act Reports; Financial Statements	A-12
Absence of Certain Changes	A-12
Taxes	A-12
BFC Material Contracts	A-12
Investigations; Litigation	A-13
Insurance	A-13
Compliance with Laws	A-13
Labor Matters	A-13
Employee Benefit Plans	A-13
Related Party Transactions	A-14
Broker’s and Finder’s Fees	A-14
Registration Statement; Joint Proxy Statement/Prospectus	A-14
Tax Treatment	A-14
Opinion of Financial Advisor	A-14
Sarbanes-Oxley	A-14
Certain Business Practices	A-14
Operations of Merger Sub	A-15
Full Disclosure	A-15
REPRESENTATIONS AND WARRANTIES OF WOODBRIDGE	A-15
Organization; Good Standing; Power	A-15
Capitalization	A-15
Authorization; No Violation	A-16
Subsidiaries	A-17
Exchange Act Reports; Financial Statements	A-17

Annex A-i

Absence of Certain Changes	A-17
Taxes	A-18
Investigations, Litigation	A-18
Woodbridge Material Contracts	A-18
Broker’s and Finder’s Fees	A-18
Registration Statement; Joint Proxy Statement/Prospectus	A-19
State Takeover Laws	A-19
Opinion of Financial Advisor	A-19
Tax Treatment	A-19
Full Disclosure	A-19
CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME	A-19
Conduct of Business by Woodbridge	A-19
Conduct of Business by BFC	A-20
Notice	A-20
ADDITIONAL COVENANTS AND AGREEMENTS	A-21
Access to Information	A-21
Public Announcements	A-21
Reasonable Efforts	A-21
No Solicitation	A-21
Special Meetings	A-23
Registration Statement; Joint Proxy Statement/Prospectus	A-23
Employee Benefit Plans	A-24
Indemnification	A-24
Further Assurances	A-25
Tax Treatment	A-25
Comfort Letters	A-26
Shareholder Litigation	A-26
HSR Act	A-26
Appointment of Directors and Executive Officer	A-26
Cancellation of Woodbridge Options	A-26
Cancellation of Woodbridge Rights Agreement	A-26
CONDITIONS PRECEDENT TO OBLIGATIONS	A-26
Conditions to Each Party’s Obligation to Effect the Merger	A-26
Conditions to Woodbridge’s Obligation to Effect the Merger	A-27
Conditions to BFC’s and Merger Sub’s Obligation to Effect the Merger	A-28
TERMINATION, AMENDMENT AND WAIVER	A-29
Termination of the Agreement	A-29
Effect of Termination	A-30
Amendment and Waiver	A-30
MISCELLANEOUS	A-30
Survival of the Representations and Warranties	A-30
Payment of Expenses	A-30
Binding Effect	A-30
Governing Law	A-30
Counterparts	A-30

Annex A-ii

Notices	A-31
Entire Agreement; Assignment	A-31
Headings	A-31
Knowledge of the Parties	A-31
Attorneys’ Fees	A-32
No Third Party Beneficiary	A-32
Injunctive Relief	A-32
Jurisdiction; Venue	A-32
Severability	A-32
Waiver	A-32
Special Committee	A-32
Time of the Essence	A-32

Annex A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of the 2nd day of July, 2009, by and among BFC FINANCIAL CORPORATION, a Florida corporation (“BFC”), WDG MERGER SUB, LLC, a Florida limited liability company and a wholly-owned subsidiary of BFC (“Merger Sub”), and WOODBRIDGE HOLDINGS CORPORATION, a Florida corporation (“Woodbridge”).

W I T N E S S E T H:

WHEREAS, BFC has proposed a business combination with Woodbridge pursuant to which Woodbridge will merge with and into Merger Sub, with Merger Sub to be the surviving company in the merger (the ‘‘Merger”);

WHEREAS, the Board of Directors of Woodbridge has designated a special committee composed of independent members of such Board of Directors (the “Special Committee”) to, among other things, review and evaluate the terms and conditions, and determine the advisability, of the Merger;

WHEREAS, the Special Committee has negotiated the terms and conditions of this Agreement on behalf of Woodbridge and has (i) determined that the Merger is advisable, fair to, and in the best interests of Woodbridge’s shareholders and (ii) recommended the approval and adoption of this Agreement by the Board of Directors of Woodbridge;

WHEREAS, the Board of Directors of Woodbridge has, based upon the recommendation of the Special Committee, (i) determined that the Merger is advisable, fair to, and in the best interests of Woodbridge’s shareholders, (ii) approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement and (iii) recommended the approval and adoption of this Agreement by Woodbridge’s shareholders in accordance with this Agreement;

WHEREAS, the Board of Directors of BFC has determined that the Merger is consistent with and in furtherance of the long-term business strategy of BFC and fair to, and in the best interests of, BFC and its shareholders and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, BFC, Merger Sub and Woodbridge desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to also set forth certain conditions to the Merger;

NOW, THEREFORE, for and in consideration of the premises and the mutual agreements, representations, warranties and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purpose of prescribing the terms and conditions of the Merger, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

When used in this Agreement, and in addition to the other terms defined herein, the following terms shall have the meanings specified:

“Acquisition Proposal” shall have the meaning set forth in Section 7.4(a).

“Affiliate” shall mean with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether though the ownership of voting securities,

Annex A-1

by contract or otherwise; provided, however, that for purposes of this Agreement, Woodbridge and its Subsidiaries shall not be treated as an Affiliate of BFC, and BFC and BankAtlantic Bancorp, Inc. shall not be treated as Affiliates of Woodbridge.

“Agreement” means this Agreement and Plan of Merger as executed on the date hereof and as amended and supplemented in accordance with its terms, including all Schedules and Exhibits.

“Articles of Merger” shall mean the articles of merger with respect to the Merger to be filed with the Secretary of State of the State of Florida.

“BFC” shall have the meaning set forth in the Preamble.

“BFC Capital Stock” shall have the meaning set forth in Section 4.2(a).

“BFC Class B Common Stock” shall mean the Class B Common Stock, par value $0.01 per share, of BFC.

“BFC Class A Common Stock” shall mean the Class A Common Stock, par value $0.01 per share, of BFC.

“BFC Financial Statements” shall mean the audited Consolidated Statements of Financial Condition, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of BFC, and the related notes thereto, for each of BFC’s fiscal years ended on December 31, 2006, 2007 and 2008, and the unaudited Consolidated Statements of Financial Condition, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of BFC, and the related notes thereto, for the three-month period ended March 31, 2009, as each of which is included in the BFC SEC Reports.

“BFC Leased Real Property” shall mean all real property leased by BFC (including all leasehold or subleasehold estates and other rights to use or occupy any land, buildings (including sales kiosks) and improvements thereon).

“BFC Material Contract” shall mean any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which BFC or any of its Subsidiaries is a party or otherwise relating to or affecting any of their respective assets, properties or operations.

“BFC Options” shall mean all options or warrants granted by BFC to purchase shares of BFC Class A Common Stock or BFC Class B Common Stock which are outstanding and unexercised immediately prior to the Effective Time.

“BFC Option Plans” shall mean (i) the BFC Financial Corporation Stock Option Plan and (ii) the BFC Financial Corporation 2005 Stock Incentive Plan, as amended.

“BFC Owned Real Property” shall mean all real property owned by BFC (including all land, interests in buildings, structures, improvements and fixtures located thereon and all easements and other rights and interests appurtenant thereto owned by BFC).

“BFC Plans” shall mean all employee benefit plans and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which BFC is a party, with respect to which BFC has any obligation or which are maintained, contributed to or sponsored by BFC for the benefit of any current or former employee, officer or director of BFC.

“BFC SEC Reports” shall have the meaning set forth in Section 4.5(a).

“BFC Special Meeting” shall mean the special meeting of BFC’s shareholders to be held for the purpose of approving the transactions contemplated hereby.

“BFC Stock Certificate(s)” shall have the meaning set forth in Section 3.2(a).

Annex A-2

“Business Day” means any day on which banks are not required or authorized by Law or executive order to close in the city of Fort Lauderdale, Florida, USA.

“Claim” shall have the meaning set forth in Section 7.8.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall have the meaning set forth in the Recitals.

“Controlled Group” shall mean a controlled group of organizations (within the meaning of Sections 414(b), (c), (m) or (o) of the Code).

“Dissenting Shares” shall have the meaning set forth in Section 3.5.

“Effective Time” shall have the meaning set forth in Section 2.2.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations thereunder.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.2(a).

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Exchange Ratio” shall have the meaning set forth in Section 3.1(c).

“FBCA” shall mean the Florida Business Corporation Act.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied during the periods presented in accordance with past practices.

“Governmental Entity” shall mean any federal, state, local or foreign court, tribunal, arbitral body, administrative agency or commission or other governmental or regulatory authority or administrative agency or commission.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnified Liabilities” shall have the meaning set forth in Section 7.8.

“Indemnified Parties” shall have the meaning set forth in Section 7.8.

“Joint Proxy Statement/Prospectus” shall have the meaning set forth in Section 4.16.

“Law” shall mean any federal, state or local governmental law, rule, regulation or requirement, including any rules, regulations and Orders promulgated thereunder and any Orders, decrees, consents or judgments of any Governmental Entity and courts having the force of law.

“Letter of Transmittal” shall have the meaning set forth in Section 3.2(b).

“Lien” shall mean any lien, charge, pledge, security interest, mortgage, claim, encumbrance, option, right of first refusal and other proscription, restriction, condition, covenant or similar right whether imposed by law, by contract or otherwise.

“Material Adverse Effect” shall mean any effect, change, event, state of fact, development, circumstance or condition (including changes in banking, thrift or similar laws, rules or regulations) which when considered individually or in the aggregate with all other effects, changes, events, state of facts, developments, circumstances or conditions has materially and adversely affected or could reasonably be expected to materially and adversely affect (i) the results of operations, financial condition, assets, liabilities, or business of BFC or Woodbridge, as the case may be, in each case including its respective Subsidiaries together with it

Annex A-3

taken as a whole, including the ability of the parties to consummate the Merger and/or any of the other transactions contemplated hereby; provided, however, that a “Material Adverse Effect” shall not be deemed to include (x) any changes resulting from general economic or political conditions, (y) circumstances that affect the industries in which Woodbridge or BFC, as the case may be, operate or (z) force majeure events, acts of terrorism or acts of war; and provided, further, that, notwithstanding the foregoing, the changes or events described in clauses (x) through (z) above shall be regarded in determining whether a Material Adverse Effect has occurred if the effects of such changes or events disproportionately impact or uniquely relate to BFC or Woodbridge, as applicable.

“Merger Consideration” shall have the meaning set forth in Section 3.2(c).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger” shall have the meaning set forth in the Recitals.

“Order” shall mean any judgment, ruling, order, writ, injunction, decree, consent decree, statute, rule or regulation.

“OSHA” shall mean the Occupational Safety and Health Act of 1970, as amended from time to time, and the rules and regulations issued thereunder.

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Permits” shall mean all permits, licenses, variances, registrations, certificates of authority, Orders and approvals of Governmental Entities.

“Permitted Liens” shall mean (i) statutory Liens imposed by Law for Taxes that are not yet due and payable, or are being contested in good faith by proper proceedings and which have been adequately reserved for in accordance with GAAP on the Woodbridge Financial Statements or BFC Financial Statements, as applicable; (ii) Liens which are purchase money Liens arising in the ordinary course of business for amounts which are not in default; (iii) carriers’, warehousemen’s, mechanics, landlords’, materialmen’s, repairmen’s or other substantially similar Liens arising under Law for amounts not yet due and payable; (iv) easements, rights-of-way and other similar instruments whether or not recorded in the public land records or filed in other public records and which do not, individually or in the aggregate, interfere with the use or marketability of the relevant asset; (v) zoning, subdivision and other applicable Laws; and (vi) amendments, extensions, renewals or replacements of any Lien referred to in clauses (i) through (v) above, to the extent that the scope, duration and effect of the Lien so amended, extended, renewed or replaced remains the same in all material respects.

“Person” shall mean a natural person, corporation, limited liability company, association, joint stock company, trust, partnership, governmental entity, agency or branch or department thereof, or any other legal entity.

“Pink Sheets” shall mean the Pink Sheets Electronic Quotation Service.

“Plan” shall mean, with respect to any Person, any employee benefit plan (within the meaning of Section 3(3) of ERISA), stock purchase plan, stock option plan, fringe benefit plan, bonus plan and any other deferred compensation agreement or plan or funding arrangement sponsored, maintained or to which contributions are made by: (i) such Person or any of its Subsidiaries or (ii) any other organization which is a member of a Controlled Group of which such Person or any of its Subsidiaries is a member or with respect to which such Person or any of its Subsidiaries or any member of the Controlled Group of which such Person or any of its Subsidiaries has any liability or potential liability.

“Registration Statement” shall have the meaning set forth in Section 4.16.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Special Committee” shall have the meaning set forth in the Recitals.

Annex A-4

“Subsidiary” or “Subsidiaries” of any Person shall mean any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person, directly or indirectly (either alone or through or together with any other Subsidiary of such Person) owns more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors, other governing body or manager of such corporation or other legal entity; provided, however, that for purposes of this Agreement, Woodbridge shall not be treated as a Subsidiary of BFC.

“Superior Proposal” shall have the meaning set forth in Section 7.4(b).

“Surviving Company” shall have the meaning set forth in Section 2.1.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges.

“Third Party” shall have the meaning set forth in Section 7.4(b).

“Woodbridge” shall have the meaning set forth in the Preamble.

“Woodbridge Class A Common Stock” shall mean the Class A Common Stock, par value $0.01 per share, of Woodbridge.

“Woodbridge Class B Common Stock” shall mean the Class B Common Stock, par value $0.01 per share, of Woodbridge.

“Woodbridge Financial Statements” shall mean the audited Consolidated Statements of Financial Condition, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of Woodbridge, and the related notes thereto, for each of Woodbridge’s fiscal years ended on December 31, 2006, 2007 and 2008, and the unaudited Consolidated Statements of Financial Condition, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of Woodbridge, and the related notes thereto, for the three-month period ended March 31, 2009, as each of which is included in the Woodbridge SEC Reports.

“Woodbridge Material Contract” shall mean any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Woodbridge or any of its Subsidiaries is a party or otherwise relating to or affecting any of their respective assets, properties or operations as well as any contract, agreement or other arrangement pursuant to which Woodbridge or any of its Subsidiaries has incurred indebtedness in an amount equal to or exceeding $25 million.

“Woodbridge Options” shall mean all options or warrants granted by Woodbridge to purchase shares of Woodbridge Class A Common Stock which are outstanding and unexercised immediately prior to the Effective Time.

“Woodbridge Option Plan” shall mean the Woodbridge Holdings Corporation 2003 Stock Incentive Plan, as amended and restated.

“Woodbridge Rights Agreement” shall mean the Rights Agreement, dated as of September 29, 2008, between Woodbridge Holdings Corporation and American Stock Transfer and Trust Company, as Rights Agent.

“Woodbridge SEC Reports” shall have the meaning set forth in Section 5.5(a).

“Woodbridge Meeting” shall mean the annual or special meeting of Woodbridge’s shareholders to be held for the purpose of voting upon this Agreement and for no other purpose without the prior written consent of BFC; provided, however, that in the event the Woodbridge Meeting is the annual meeting of Woodbridge’s

Annex A-5

shareholders, then the election of directors to the Board of Directors of Woodbridge may be acted upon at the meeting without the prior written consent of BFC.

“Woodbridge Stock Certificate(s)” shall have the meaning set forth in Section 3.2(a).

ARTICLE II

THE MERGER

2.1  Merger.  At the Effective Time, Woodbridge shall be merged with and into Merger Sub, and Merger Sub will be the surviving company of the Merger (the “Surviving Company”), in accordance with the terms, conditions and provisions of this Agreement and the Articles of Merger.

2.2  Consummation of the Merger; Effective Time.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Miami, Florida 33130, at such time as shall be fixed by mutual agreement of BFC and Woodbridge as promptly as practicable after the satisfaction or waiver of all of the conditions set forth in this Agreement (the date of Closing is hereinafter sometimes referred to as the “Closing Date”). On or prior to the day before the Closing Date, Woodbridge and Merger Sub will each execute the Articles of Merger and deliver it to Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. for filing with the Secretary of State of the State of Florida. Subject to the satisfaction or waiver of all conditions precedent to the consummation of the transactions contemplated by this Agreement, the parties shall cause the Merger to become effective on the date of the Closing by (i) causing the filing, in accordance with all applicable regulations, of the Articles of Merger with the Secretary of State of the State of Florida and (ii) causing all other documents which must be recorded or filed as a result of the Merger to be recorded or filed. The Articles of Merger shall provide that the Merger shall be effective as of 5:00 p.m. on the date of Closing (the date and time of such effectiveness being referred to herein as the “Effective Time”). The Closing shall be deemed to occur simultaneously with the Effective Time.

2.3  Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the Articles of Merger and the FBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of Woodbridge and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Woodbridge and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.4  Articles of Organization and Operating Agreement.  The Articles of Organization of Merger Sub as in effect immediately prior to the Merger shall be the Articles of Organization of the Surviving Company, and the Operating Agreement of Merger Sub as in effect immediately prior to the Merger shall be the Operating Agreement of the Surviving Company, in each case until thereafter altered, amended or repealed in accordance with applicable law.

2.5  Board of Managers.  As of the Effective Time, the Board of Managers of the Surviving Company will consist of the managers serving on the Board of Managers of Merger Sub immediately prior to the Effective Time.

2.6  Officers.  As of the Effective Time, the officers of Woodbridge immediately prior to the Effective Time shall constitute the officers of the Surviving Company until such time as their respective successors have been duly elected and qualified.

2.7  Additional Actions.  If, at any time after the Effective Time, BFC or the Surviving Company shall consider or be advised that, consistent with the terms of this Agreement, any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Company, title to and possession of any property or right of either Woodbridge or Merger Sub acquired or to be acquired by reason of, or as a result of, the Merger, or (b) to otherwise carry out the purposes of this Agreement, then, subject to the terms and conditions of this Agreement, each of Woodbridge and its officers and directors and Merger Sub and its officers and managers shall be deemed to have granted to the Surviving Company an irrevocable power of attorney to execute and deliver all such deeds, assignments

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and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Company and otherwise to carry out the purposes of this Agreement; and the officers and managers of the Surviving Company are fully authorized in the name of either Woodbridge or Merger Sub to take any and all such actions.

ARTICLE III

CONVERSION OF SHARES; CONSIDERATION

3.1  Merger Consideration.  At the Effective Time, by virtue of the Merger and without any action on the part of BFC, Merger Sub, Woodbridge or the holders of any of the following securities:

(a) 100% of the membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unchanged following the Effective Time and constitute 100% of the membership interests in the Surviving Company.

(b) Each share of Woodbridge Class A Common Stock and Woodbridge Class B Common Stock owned by BFC, Merger Sub or Woodbridge (in each case other than in a fiduciary capacity or as a result of debts previously contracted), immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no stock of BFC, cash or other consideration shall be delivered in exchange therefor; it being understood that BFC is the sole holder of shares of Woodbridge Class B Common Stock and all of such shares shall be canceled pursuant to this Section 3.1(b).

(c) Subject to the other provisions of this Section 3.1, each share of Woodbridge Class A Common Stock that is issued and outstanding immediately prior to the Effective Time (excluding any shares of Woodbridge Class A Common Stock canceled pursuant to Section 3.1(b) and excluding Dissenting Shares) shall by virtue of the Merger and without any action on the part of the holder thereof become and be converted into the right to receive 3.47 shares of BFC Class A Common Stock (such ratio of shares of BFC Class A Common Stock to shares of Woodbridge Class A Common Stock being referred to as the “Exchange Ratio”). Fractional shares of BFC Class A Common Stock will not be issued in connection with the Merger. Rather, the aggregate number of shares of BFC Class A Common Stock to which a holder of Woodbridge Class A Common Stock shall be entitled to receive as a result of the Merger will be rounded up to the next whole number. In furtherance of the foregoing, if more than one Woodbridge Stock Certificate shall be surrendered for the account of the same holder, the number of shares of BFC Class A Common Stock to be issued to such holder in exchange for the Woodbridge Stock Certificates which have been surrendered shall be computed on the basis of the aggregate number of shares represented by all of the Woodbridge Stock Certificates surrendered for the account of such holder.

(d) At the Effective Time, holders of Woodbridge Class A Common Stock and Woodbridge Class B Common Stock shall cease to be, and shall have no rights as, shareholders of Woodbridge, and Woodbridge Stock Certificates shall thereafter represent only the right to receive the consideration provided under this Article III.

(e) If between the date of this Agreement and the Effective Time the outstanding shares of BFC Class A Common Stock or Woodbridge Class A Common Stock are changed into a different number of shares by reason of a reorganization, reclassification, recapitalization, division, combination or exchange of shares, or any dividend or other distribution payable in stock or other securities is declared with regard to the BFC Class A Common Stock or Woodbridge Class A Common Stock with a record date between the date of this Agreement and the Effective Time, the Merger Consideration will be adjusted to provide the holders of Woodbridge Class A Common Stock the same economic effect as that contemplated by this Agreement if the reorganization, reclassification, recapitalization, division, combination, exchange, dividend or other distribution had not taken place.

3.2  Exchange of Certificates.

(a) At or prior to the Effective Time, BFC shall deposit, or shall cause to be deposited, with American Stock Transfer and Trust Company, or such other bank or trust company designated by BFC and who is

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reasonably satisfactory to Woodbridge (the “Exchange Agent”) for the benefit of the holders of certificates representing the shares of Woodbridge Class A Common Stock (“Woodbridge Stock Certificates”) for exchange in accordance with this Article III through the Exchange Agent, certificates representing the shares of BFC Class A Common Stock (“BFC Stock Certificates”) issuable pursuant to Section 3.1(c) above (such BFC Stock Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the “Exchange Fund”) to be exchanged pursuant to this Article III for outstanding Woodbridge Stock Certificates. The Exchange Fund shall not be used for any other purpose.

(b) Promptly, but in any event no later than three (3) Business Days after the Effective Time, BFC will instruct the Exchange Agent to mail to each holder of record of Woodbridge Class A Common Stock who has not previously surrendered his, her or its Woodbridge Stock Certificates (other than holders of any shares of Woodbridge Class A Common Stock cancelled pursuant to Section 3.1(b) or holders of Dissenting Shares): (1) a letter of transmittal reasonably acceptable to Woodbridge (which shall specify that delivery shall be effected, and risk of loss and title to such holder’s Woodbridge Stock Certificates shall pass, only upon proper delivery of the Woodbridge Stock Certificates to the Exchange Agent and shall be in such form and have such other provisions as to which BFC and Woodbridge may agree) and (2) instructions reasonably acceptable to Woodbridge for use in effecting the surrender of the Woodbridge Stock Certificates in exchange for BFC Stock Certificates in accordance with this Article III (collectively, the “Letter of Transmittal”).

(c) From and after the Effective Time and upon the surrender of a Woodbridge Stock Certificate for cancellation (or affidavits and indemnification regarding the loss or destruction of such certificates reasonably acceptable to BFC and the Exchange Agent) to the Exchange Agent together with the Letter of Transmittal, duly executed, and such other customary documents as may be required pursuant thereto, the holder of such Woodbridge Stock Certificate shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver in accordance with the Letter of Transmittal, BFC Stock Certificates representing that number of whole shares of BFC Class A Common Stock which such holder has the right to receive in respect of the shares of Woodbridge Class A Common Stock formerly evidenced by such Woodbridge Stock Certificate in accordance with Section 3.1 (such shares of BFC Class A Common Stock, the “Merger Consideration”), and the Woodbridge Stock Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Woodbridge Class A Common Stock which is not registered in the transfer records of Woodbridge, a certificate evidencing the proper number of shares of BFC Class A Common Stock may be issued in accordance with this Article III to a transferee if the Woodbridge Stock Certificate evidencing such shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and by evidence reasonably acceptable to BFC and the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Woodbridge Stock Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration and any dividends or other distributions declared or paid thereon after the Effective Time.

(d) All shares of BFC Class A Common Stock issued upon the surrender for exchange of Woodbridge Stock Certificates in accordance with the terms of this Article III shall be deemed to have been issued and paid, respectively, in full satisfaction of all rights pertaining to the shares of Woodbridge Class A Common Stock theretofore represented by such Woodbridge Stock Certificates.

(e) Any portion of the Exchange Fund which remains undistributed to the holders of the Woodbridge Stock Certificates upon the date that is nine (9) months after the Effective Time shall be delivered by the Exchange/ Agent to BFC and any holders of Woodbridge Stock Certificates who have not theretofore complied with this Article III shall thereafter look only to BFC for the Merger Consideration.

(f) None of BFC, Woodbridge, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any shares of BFC Class A Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Woodbridge Stock Certificate shall not have been surrendered prior to the date that is seven (7) years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to, or become the property of, any

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Governmental Entity), any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of BFC, free and clear of all claims or interest of any person previously entitled thereto.

(g) If any Woodbridge Stock Certificate shall have been lost, stolen or destroyed, upon the making of a customary affidavit of that fact by the Person claiming such Woodbridge Stock Certificate to be lost, stolen or destroyed and, if requested by BFC, the posting by such Person of a bond in such reasonable amount as BFC may direct as indemnity against any claim that may be made with respect to such Woodbridge Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Woodbridge Stock Certificate the Merger Consideration, pursuant to this Article III.

3.3  Stock Transfer Books.  After the Effective Time, there shall be no further registration of transfers on the stock transfer books of Woodbridge or the Surviving Company of the shares of Woodbridge Class A Common Stock or Woodbridge Class B Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Woodbridge Stock Certificates are presented to the Surviving Company or the Exchange Agent for any reason, they shall be canceled and, subject to the provisions of this Article III, exchanged for the Merger Consideration as provided in this Article III, except as otherwise required by Law.

3.4  Woodbridge Options and Restricted Stock.

(a) At the Effective Time, all outstanding Woodbridge Options issued under the Woodbridge Option Plan will be canceled; however, the Woodbridge Option Plan shall be assumed by BFC and all restricted stock awards issued under the Woodbridge Option Plan outstanding at the Effective Time, if any, will be converted into the right to receive restricted stock awards in the form of shares of BFC Class A Common Stock, to be adjusted as provided in Section 3.4(b).

(b) The number of shares of BFC Class A Common Stock to be subject to each new restricted stock award shall be equal to the product of (i) the number of shares of Woodbridge Class A Common Stock subject to the original Woodbridge restricted stock award immediately prior to the Effective Time and (ii) the Exchange Ratio.

(c) In effecting such assumption and conversion, the aggregate number of shares of BFC Class A Common Stock to be subject to each assumed Woodbridge restricted stock award will be rounded up, if necessary, to the next whole share.

(d) If any restricted stock awards issued under the Woodbridge Option Plan are outstanding at the Effective Time and, accordingly, are converted into the right to receive restricted stock awards in the form of shares of BFC Class A Common Stock in connection with the Merger, then, as soon as practicable after the Effective Time, but in no event later than thirty (30) days after the Effective Time, BFC shall file a Registration Statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of BFC Class A Common Stock underlying the assumed Woodbridge restricted stock awards, and BFC will use its reasonable efforts to maintain the effectiveness of such registration statement (and the current status of the prospectus or prospectuses contained therein) for so long as any such assumed Woodbridge restricted stock awards remain outstanding under the Woodbridge Option Plan to be assumed by BFC.

3.5  Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable law, each share of Woodbridge Class A Common Stock which is issued and outstanding immediately prior to the Effective Time and which is owned by a shareholder who, pursuant to Section 607.1301, et seq., of the FBCA duly and validly exercises and perfects his, her or its appraisal rights with respect to his, her or its shares (the “Dissenting Shares”), shall not be converted into the right to receive, or be exchangeable for, the Merger Consideration, but, instead, the holder thereof shall be entitled to payment in cash from the Surviving Company of the appraised value of such Dissenting Shares in accordance with the provisions of Section 607.1301, et. seq., of the FBCA. If any such holder shall have failed to duly and validly exercise or perfect or shall have effectively withdrawn or lost such appraisal rights, each share of Woodbridge Class A Common Stock of such holder shall not be deemed a Dissenting Share and shall automatically be converted into and shall thereafter be exchangeable only for the right to receive the Merger Consideration as provided in this Agreement.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BFC AND MERGER SUB

BFC and Merger Sub jointly and severally represent and warrant to Woodbridge as follows:

4.1  Organization; Good Standing; Power.  BFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida. Each of BFC and Merger Sub has all necessary corporate or limited liability company, as the case may be, power and authority to execute and deliver this Agreement and, except as contemplated in this Agreement, to consummate the Merger and the other transactions contemplated hereby, to own its properties and assets and to carry on its business as now conducted. BFC has heretofore made available to Woodbridge a complete and correct copy of its Articles of Incorporation, as amended and restated, and its Bylaws, each as amended to the date hereof. Each of BFC and Merger Sub is duly licensed or qualified to conduct business and is in good standing in each jurisdiction in which the nature of its businesses requires such qualification or license, except where the failure to be duly qualified could not reasonably be expected to have a Material Adverse Effect on BFC.

4.2  Capitalization.

(a) BFC’s authorized capital stock consists solely of 100,000,000 shares of BFC Class A Common Stock, 20,000,000 shares of BFC Class B Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (collectively, the “BFC Capital Stock”). As of the date hereof, 38,275,122 shares of BFC Class A Common Stock, 6,854,381 shares of BFC Class B Common Stock, no shares of preferred stock designated as Series A Junior Participating Preferred Stock and 15,000 shares of preferred stock designated as 5% Cumulative Preferred Stock are issued and outstanding. As of the date hereof, 5,804,446 shares of BFC Class A Common Stock and 831,533 shares of BFC Class B Common Stock are reserved for issuance under the BFC Option Plans (including 946,196 shares of BFC Class A Common Stock and 831,533 shares of BFC Class B Common Stock reserved for issuance upon exercise of outstanding BFC Options), 6,854,381 shares of BFC Class A Common Stock are reserved for issuance upon conversion of shares of BFC Class B Common Stock, and no shares of BFC Capital Stock are held in treasury. 100% of the issued and outstanding membership interests in Merger Sub are owned by BFC, the sole member of Merger Sub.

(b) All of the issued and outstanding shares of BFC Capital Stock are duly and validly authorized and issued, fully paid and nonassessable. None of the outstanding shares of BFC Capital Stock have been issued in violation of any statutory preemptive rights. Shares of BFC Class A Common Stock and BFC Class B Common Stock represent the only securities of BFC with the right to vote on the Merger and the other transactions contemplated hereby or for the election of directors of BFC. Except for BFC Options outstanding on the date hereof to acquire not more than 946,196 shares of BFC Class A Common Stock and 831,533 shares of BFC Class B Common Stock, there are no outstanding or existing BFC Options or other agreements, commitments or obligations relating to the issuance of additional shares of any class of capital stock or other equity securities of BFC; provided, however that, subject to certain limited exceptions, shares of BFC Class B Common Stock are convertible on a share-for-share basis into shares of BFC Class A Common Stock at any time in the holder’s discretion.

(c) All outstanding BFC Options were granted under the BFC Option Plans. None of the BFC Options was issued in violation of applicable Law or the terms of the applicable BFC Option Plan. BFC is not a party to or bound by any contract, agreement or arrangement to sell or otherwise dispose of or redeem, purchase or otherwise acquire any of its capital stock. There are no agreements or understandings with respect to the voting of any shares of BFC Capital Stock or which restrict the transfer of such shares to which BFC is a party, nor, except as set forth on Schedule 4.2(c), does BFC have knowledge of any such agreements or understandings to which BFC is not a party. Since March 31, 2009, BFC has not (i) issued any shares of BFC Capital Stock (or securities exercisable for or convertible into BFC Capital Stock) other than upon the valid exercise of BFC Options previously granted under the BFC Option Plans or the valid conversion of shares of BFC Class B Common Stock to BFC Class A Common Stock or (ii) granted any options under the BFC Option Plans. True and complete copies of the BFC Option Plans have been made available to Woodbridge

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and there is no agreement to amend, modify or supplement the BFC Option Plans from the form made available to Woodbridge.

(d) The shares of BFC Class A Common Stock to be issued pursuant to the Merger will, when issued: (i) be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by the FBCA, BFC’s Articles of Incorporation or Bylaws, or any agreement to which BFC is a party or is bound; and (ii) be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and the Exchange Act and registered or exempt from registration under applicable state, local and other applicable securities laws.

4.3  Authorization; No Violation.  Except to the extent described herein, the execution and delivery of this Agreement by BFC and Merger Sub and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of BFC and all necessary limited liability company action on the part of Merger Sub, and no other corporate or limited liability company action on the part of BFC or Merger Sub, respectively, is necessary (other than the filing of the Articles of Merger pursuant to the FBCA and the approval by BFC’s shareholders of the transactions contemplated hereby), and, subject to the terms and conditions of this Agreement and assuming due and valid authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of BFC and Merger Sub, enforceable against each of them in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors’ rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Neither the execution, delivery and performance of this Agreement by BFC or Merger Sub, nor the consummation of the transactions contemplated hereby, nor the compliance by BFC and Merger Sub with any of the provisions of this Agreement, will: (a) violate, conflict with, or result in a breach of any of the provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any Lien upon any of the properties or assets of BFC or any Subsidiary of BFC under any of the terms, conditions or provisions of (i) the Articles of Incorporation or Bylaws (or analogous organizational documents) of BFC or any of its Subsidiaries or (ii) any BFC Material Contract, (b) violate any Law or any Order applicable to BFC or any of its Subsidiaries or any of their respective properties or assets or (c) require any filing, declaration or registration by BFC, any Subsidiary of BFC or Merger Sub with, or permission, determination, waiver, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Securities Act or the Exchange Act (including the filing of (A) the Registration Statement and the Joint Proxy Statement/Prospectus and (B) such reports under Section 13(a) or 15(d) of the Exchange Act with the SEC as may be required in connection with this Agreement and the transactions contemplated hereby), (ii) any filings as may be required under the FBCA in connection with the Merger, including, without limitation, the Articles of Merger, (iii) any filings as may be required by the HSR Act and (iv) such filings and approvals as may be required by any applicable state securities, blue sky or takeover Laws, except in the case of clauses (a)(ii), (b) or (c), where such violation, conflict, breach, default, termination, acceleration, Lien, security interest, charge, encumbrance or failure to make such filings or applications could not reasonably be expected to have a Material Adverse Effect on BFC.

4.4  Subsidiaries.  Set forth on Schedule 4.4 hereto is a list of each Subsidiary of BFC (other than Subsidiaries of BankAtlantic Bancorp, Inc.), including its name and jurisdiction of organization. Except as set forth on Schedule 4.4, BFC is the beneficial owner directly or indirectly of 100% of the outstanding equity interests in each of its Subsidiaries (other than Subsidiaries of BankAtlantic Bancorp, Inc.), and all of the shares of capital stock or other equity interests of BFC’s Subsidiaries (other than Subsidiaries of BankAtlantic Bancorp, Inc.) are beneficially owned, directly or indirectly, by BFC free and clear of any Liens. Each Subsidiary of BFC (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to conduct business and in good standing in each jurisdiction in which the nature of its business reasonably requires such qualification or license and (iii) has all necessary power to own its properties and assets and to carry on its business as presently conducted, except, in each case, where the failure or lack thereof could not reasonably be expected to have a Material Adverse Effect on BFC.

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4.5  Exchange Act Reports; Financial Statements.

(a) Since January 1, 2006, BFC has filed all reports and other documents required to be filed by it with the SEC under the Exchange Act, including, but not limited to, proxy statements and reports on Form 10-K, Form 10-Q and Form 8-K (as such documents have been amended since the time of their filing, collectively, the “BFC SEC Reports”). As of the respective dates they were filed with the SEC, or if amended prior to the date hereof, as of the date of the last such amendment, the BFC SEC Reports, including all documents incorporated by reference into such reports, complied in all material respects with the rules and regulations of the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no amendments or modifications to agreements, documents or other instruments which previously had been filed by BFC with the SEC pursuant to the Securities Act or the Exchange Act or any other agreements, documents or other instruments, which have not yet been filed with the SEC but which are or will be required to be filed by BFC.

(b) The BFC Financial Statements as of the dates thereof and for the periods covered thereby, present fairly, in all material respects, the financial position, results of operations, and cash flows of BFC and its Subsidiaries on a consolidated basis (subject, in the case of unaudited financial statements, to normal recurring year-end audit adjustments which did not and are not expected to have a Material Adverse Effect on BFC). Any supporting schedules included in the BFC SEC Reports present fairly, in all material respects, the information required to be stated therein. Such BFC Financial Statements and supporting schedules were prepared: (i) in accordance with the requirements of Regulation S-X promulgated by the SEC; and (ii) except as otherwise noted in the BFC SEC Reports, in conformity with GAAP applied on a consistent basis. Other than as disclosed in the BFC Financial Statements, neither BFC nor any of its Subsidiaries has any liabilities, commitments or obligations of any nature whatsoever, whether accrued, contingent or otherwise, that would be required to be reflected on, or reserved against in, a balance sheet or in notes thereto, prepared in accordance with GAAP, other than liabilities, commitments or obligations incurred since March 31, 2009 in the ordinary course of business to Persons other than Affiliates of BFC that could not reasonably be expected to have a Material Adverse Effect on BFC.

4.6  Absence of Certain Changes.  Except as disclosed in the BFC SEC Reports, since March 31, 2009, (i) BFC and each of its Subsidiaries have conducted their business in the ordinary and usual course, consistent with past practices, and (ii) there has not been any event, occurrence, development or set of circumstances or facts which (A) has had or could reasonably be expected to have a Material Adverse Effect on BFC or any of its Subsidiaries, (B) could reasonably be expected to render any of the representations and warranties of BFC incorrect or untrue as of the Closing Date or (C) would result in a violation of the covenants set forth in Section 6.2 of this Agreement had such events, occurrences, developments or set of circumstances or facts occurred after the date hereof.

4.7  Taxes.  Except for such matters as could not reasonably be expected to have a Material Adverse Effect on BFC, (a) BFC and each of its Subsidiaries have timely filed or shall timely file all returns and reports required to be filed by them with any Taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of BFC and its Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or shall be paid, (c) no deficiency for any amount of Tax has been asserted or assessed by a Taxing authority against BFC or any of its Subsidiaries, (d) BFC and each of its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns or reports, and (e) no audit or other administrative proceedings are presently being conducted or have been threatened in writing against BFC or any of its Subsidiaries by a Taxing authority.

4.8  BFC Material Contracts.  Each BFC Material Contract has been filed as an exhibit to a BFC SEC Report. Except as could not reasonably be expected to have a Material Adverse Effect on BFC: (i) each BFC Material Contract is valid, binding and enforceable against the parties thereto in accordance with its terms, and is in full force and effect on the date hereof; and (ii) BFC and each of its Subsidiaries have performed in all

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material respects all obligations required to be performed by them to date under, and they are not in material default in respect of, any BFC Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. No consent of or notice to third parties is required pursuant to the terms of any BFC Material Contract or other material agreement to which BFC or any of its Subsidiaries is a party as a consequence of this Agreement or the transactions contemplated herein, except for such consents or notices which if not obtained or given could not reasonably be expected to have a Material Adverse Effect on BFC or materially impair the ability of BFC to consummate the Merger. To the knowledge of BFC, no other party to any BFC Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. BFC has made available to Woodbridge true, correct and complete copies of all the written BFC Material Contracts and a brief written summary or description of each oral BFC Material Contract, and no BFC Material Contract has been modified in any material respect since the date it was made available.

4.9  Investigations; Litigation.  Except as set forth in the BFC SEC Reports, there is no investigation by any Governmental Entity or any action, suit, proceeding or claim pending, or, to the knowledge of BFC, threatened, against BFC or any of its Subsidiaries (including, without limitation, any investigation, action, or proceeding with respect to Taxes), or the assets or business of BFC or any of its Subsidiaries which, if determined adversely to BFC or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect on BFC. Neither BFC nor any of its Subsidiaries nor any director, officer, employee or agent of BFC or any of its Subsidiaries (in their respective capacities as such), is a party to any, and there are no pending, or, to the knowledge of BFC, threatened, material legal, administrative, arbitral or other proceedings, claims, suits, actions or governmental investigations of any nature against BFC or any of its Subsidiaries, or any director, officer, employee or agent of BFC or any of its Subsidiaries (in their respective capacities as such), or involving any property or assets of BFC or any of its Subsidiaries, and to the knowledge of BFC, there is no outstanding Order of any Governmental Entity entered specifically against or materially affecting BFC or any of its Subsidiaries, or any of their respective assets, businesses or operations.

4.10  Insurance.  BFC and its Subsidiaries have in effect insurance coverage which, in respect to amounts, types and risks insured, is customary for the businesses in which BFC and its Subsidiaries are engaged. All of the insurance policies, binders, bonds and other similar forms of insurance owned, held or maintained by BFC and each of its Subsidiaries are in full force and effect, and all premiums with respect thereto covering all periods up to and including the date hereof have been paid (other than retrospective premiums which may be payable with respect to worker’s compensation insurance policies). Neither BFC nor any of its Subsidiaries is in material default under any such policy, and no notice of cancellation, termination or nonrenewal has been received with respect to any of the foregoing, and all claims thereunder have been filed in due and timely fashion. The insurance policies to which BFC and its Subsidiaries are parties to are sufficient for compliance with all requirements of Law and, to the extent applicable, of all BFC Material Contracts and provide adequate insurance coverage for the assets and operations of BFC and its Subsidiaries.

4.11  Compliance with Laws.  BFC and each of its Subsidiaries have all Permits and have made all required filings, applications or registrations with applicable Governmental Entities necessary to permit them to carry on their businesses as presently conducted except where the failure to have such Permits or make such filings, applications or registrations would not have a Material Adverse Effect on BFC. All such Permits are in full force and effect, and, to the knowledge of BFC, no suspension or cancellation of any of them is pending or has been threatened, and all such filings, applications and registrations are current. Neither BFC nor any of its Subsidiaries is in material default under any such Permits or, to the knowledge of BFC, under any Order or any license, regulation or demand of any Governmental Entity. BFC and each of its Subsidiaries have conducted their businesses in compliance in all material respects with all applicable Laws.

4.12  Labor Matters.  Neither BFC nor any of its Subsidiaries is a party to, nor does BFC or any of its Subsidiaries have in effect, any organized labor contract or collective bargaining agreement.

4.13  Employee Benefit Plans.

(a) Schedule 4.13 lists all of the BFC Plans. Each BFC Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws. BFC has performed

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all obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any BFC Plan. Except as otherwise described in Schedule 4.13, no action, suit, proceeding or claim is pending or, to the knowledge of BFC, threatened, against BFC with respect to any BFC Plan (other than claims for benefits in the ordinary course).

(b) All contributions, premiums or payments required to be made with respect to all BFC Plans have been made. All such contributions have been fully deducted for income tax purposes, and no such deduction has been challenged or disallowed by any Governmental Entity.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any severance, termination or other payment to any director, officer, employee or consultant of BFC or any of its Subsidiaries.

4.14  Related Party Transactions.  Except for arrangements disclosed in the BFC SEC Reports, no holder of more than 5% of the BFC Class A Common Stock or BFC Class B Common Stock, or any officer or director of BFC or any Subsidiary of BFC, or, to the knowledge of BFC, any Affiliate of any of the foregoing (other than BFC and its Subsidiaries) (i) is indebted to BFC for money borrowed from BFC; (ii) to the knowledge of BFC, has any direct or indirect material interest in any Person which is a customer or supplier of BFC or any of its Subsidiaries; or (iii) is party to any other material transaction or business relationship with BFC or any of its Subsidiaries that would be required to be disclosed in the BFC SEC Reports pursuant to Item 404(a) of Regulation S-K of the SEC.

4.15  Broker’s and Finder’s Fees.  BFC has not employed any broker or finder and has not incurred and will not incur any broker’s, finder’s or similar fees, commissions or expenses to any party in connection with the transactions contemplated by this Agreement.

4.16  Registration Statement; Joint Proxy Statement/Prospectus.  None of the information included in BFC’s registration statement on Form S-4, which shall include the joint proxy statement relating to the Woodbridge Meeting and the BFC Special Meeting (together with any amendments thereof or supplements thereto, the “Joint Proxy Statement/Prospectus”), pursuant to which the issuance of the shares of BFC Class A Common Stock to be issued to Woodbridge’s shareholders in the Merger will be registered under the Securities Act (the ‘‘Registration Statement”), relating to BFC will, at the time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act and at the time of the BFC Special Meeting or the Woodbridge Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.17  Tax Treatment.  BFC has no knowledge of any reason why the Merger will, and has not taken or agreed to take and has no plans to take any action that could cause the Merger to, fail to qualify as a “reorganization” under Section 368(a) of the Code.

4.18  Opinion of Financial Advisor.  JMP Securities LLC has delivered to the Board of Directors of BFC (i) its written opinion to the effect that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to BFC’s shareholders and (ii) its consent to the inclusion of such opinion in its entirety in any filing required to be made by BFC with the SEC with respect to the Merger if such inclusion is required by applicable law, which filings include, without limitation, the Registration Statement.

4.19  Sarbanes-Oxley.  There is and has been no failure on the part of BFC or any of its directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated in connection therewith, except, in the case of BFC’s directors and officers, where the failure to comply could not reasonably be expected to have a Material Adverse Effect on BFC.

4.20  Certain Business Practices.  Neither BFC, nor, to BFC’s knowledge, any of its Subsidiaries, nor, in connection with the operation of the business of BFC or any of its Subsidiaries, any directors or officers,

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agents or employees of BFC or, to BFC’s knowledge, any of its Subsidiaries, has (i) directly or indirectly given or agreed to give any funds for unlawful contributions, payments, gifts, entertainment or other unlawful expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any payment in the nature of criminal bribery.

4.21  Operations of Merger Sub.  Merger Sub is a direct, wholly owned subsidiary of BFC, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Except for obligations and liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has no obligations or liabilities.

4.22  Full Disclosure.  No representation or warranty of BFC contained in this Agreement, and none of the statements or information concerning BFC and its Subsidiaries contained in this Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF WOODBRIDGE

Woodbridge represents and warrants to BFC and Merger Sub as follows:

5.1  Organization; Good Standing; Power.  Woodbridge is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Woodbridge has all necessary corporate power and authority to execute and deliver this Agreement and, except as contemplated in this Agreement, to consummate the Merger and the other transactions contemplated hereby, to own its properties and assets and to carry on its business as now conducted. Woodbridge is duly licensed or qualified to conduct business and in good standing in each jurisdiction in which the nature of its businesses requires such qualification or license, except where the failure to be so licensed or qualified could not reasonably be expected to have a Material Adverse Effect on Woodbridge.

5.2  Capitalization.

(a) Woodbridge’s authorized capital stock consists solely of 30,000,000 shares of Woodbridge Class A Common Stock, 2,000,000 shares of Woodbridge Class B Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (collectively, the “Woodbridge Capital Stock”). As of the date hereof, 16,637,132 shares of Woodbridge Class A Common Stock, 243,807 shares of Woodbridge Class B Common Stock and no shares of preferred stock are issued and outstanding. As of the date hereof, 600,000 shares of Woodbridge Class A Common Stock are reserved for issuance under the Woodbridge Option Plan (including 314,971 shares of Woodbridge Class A Common Stock reserved for issuance upon exercise of outstanding Woodbridge Options), 243,807 shares of Woodbridge Class A Common Stock are reserved for issuance upon conversion of shares of Woodbridge Class B Common Stock, and no shares of Woodbridge Capital Stock are held in treasury.

(b) All of the issued and outstanding shares of Woodbridge Capital Stock are duly and validly authorized and issued, fully paid and nonassessable. None of the outstanding shares of Woodbridge Capital Stock have been issued in violation of any statutory preemptive rights. The Woodbridge Class A Common Stock and Woodbridge Class B Common Stock are the only securities of Woodbridge with the right to vote on the transactions contemplated by this Agreement or for the election of directors of Woodbridge. Except for Woodbridge Options outstanding on the date hereof to acquire not more than 314,971 shares of Woodbridge Class A Common Stock, there are no outstanding or existing Woodbridge Options or other agreements, commitments or obligations relating to the issuance of additional shares of any class of capital stock or other

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equity securities of Woodbridge; provided, however, that shares of Woodbridge Class B Common Stock are convertible on a share-for-share basis into shares of Woodbridge Class A Common Stock at any time in BFC’s discretion.

(c) Woodbridge is not a party to or bound by any contract, agreement or arrangement to sell or otherwise dispose of or redeem, purchase or otherwise acquire any of its capital stock. Other than as set forth in Woodbridge’s Amended and Restated Articles of Incorporation, there are no agreements or understandings with respect to the voting of any shares of Woodbridge Capital Stock or which restrict the transfer of such shares to which Woodbridge is a party, nor does Woodbridge have knowledge of any such agreements or understandings to which Woodbridge is not a party. Except as set forth on Schedule 5.2, since March 31, 2009, Woodbridge has not issued any shares of Woodbridge Capital Stock (or securities exercisable for or convertible into Woodbridge Capital Stock) other than upon the valid exercise of options previously granted under the Woodbridge Option Plan. The terms of the Woodbridge Option Plan permit the substitution of restricted stock awards of BFC Class A Common Stock for the outstanding Woodbridge restricted stock awards and the cancellation of Woodbridge Options, in each case as provided in this Agreement, without the consent or approval of the holders of such securities, the shareholders of Woodbridge, or any other Person (other than Woodbridge’s Board of Directors or a committee thereof). A true and complete copy of the Woodbridge Option Plan and all agreements and instruments relating to or issued under the Woodbridge Option Plan have been made available to BFC, and no such plan, agreement or instrument has been amended, modified or supplemented, and there is no agreement to amend, modify or supplement any such plan, agreement or instrument in any case from the form made available to BFC.

(d) No bonds, debentures, notes or other indebtedness of Woodbridge having the right to vote on any matters on which shareholders may vote are issued or outstanding.

5.3  Authorization; No Violation.  The execution and delivery of this Agreement by Woodbridge and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Woodbridge, and no other corporate action on the part of Woodbridge is necessary (other than the approval of this Agreement by the holders of Woodbridge Capital Stock and the filing of the Articles of Merger pursuant to the FBCA), and, subject to the terms and conditions of this Agreement and assuming due and valid authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of Woodbridge, enforceable against it in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors’ rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Except as set forth on Schedule 5.3, neither the execution, delivery and performance of this Agreement by Woodbridge, nor the consummation of the transactions contemplated hereby, nor the compliance by Woodbridge with any of the provisions of this Agreement, will: (a) violate, conflict with, or result in a breach of any of the provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any Lien upon any of the properties or assets of Woodbridge or any Subsidiary of Woodbridge under any of the terms, conditions or provisions of (i) the Articles of Incorporation or Bylaws (or analogous organizational documents) of Woodbridge or any of its Subsidiaries or (ii) any Woodbridge Material Contract; (b) violate any Law or any Order applicable to Woodbridge or any of its Subsidiaries or any of their respective properties or assets or (c) require any filing, declaration or registration by Woodbridge with, or permission, determination, waiver, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Securities Act or the Exchange Act (including the filing of (A) the Registration Statement and the Joint Proxy Statement/Prospectus and (B) such reports under Section 13(a) or 15(d) of the Exchange Act with the SEC as may be required in connection with this Agreement and the transactions contemplated hereby); (ii) any filings as may be required under the FBCA in connection with the Merger, including, without limitation, the Articles of Merger, (iii) any filings as may be required by the HSR Act and (iv) such filings and approvals as may be required by any applicable state securities, blue sky or takeover Laws, except in the case of clauses (a)(ii), (b) or (c), where such violation, conflict, breach, default, termination, acceleration, lien, security interest,

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charge, encumbrance or failure to make such filings or applications could not reasonably be expected to have a Material Adverse Effect on Woodbridge.

5.4  Subsidiaries.  Set forth on Schedule 5.4 hereto is a list of each Subsidiary of Woodbridge, including its name and jurisdiction of organization. Except as set forth on Schedule 5.4 hereto, Woodbridge does not own more than 20% of the capital stock or similar interests in or control any entities (including, without limitation, corporations, limited liability companies, partnerships, joint ventures and inactive corporations). Except as set forth on Schedule 5.4, Woodbridge is the beneficial owner directly or indirectly of 100% of the outstanding equity interests in each of its Subsidiaries, and all of the shares of capital stock or other equity interests of Woodbridge’s Subsidiaries are beneficially owned, directly or indirectly, by Woodbridge free and clear of any Liens. Each Subsidiary of Woodbridge (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to conduct business and in good standing in each jurisdiction in which the nature of its business reasonably requires such qualification or license and (iii) has all necessary power to own its properties and assets and to carry on its business as presently conducted, except, in each case, where the failure or lack thereof could not reasonably be expected to have a Material Adverse Effect on Woodbridge.

5.5  Exchange Act Reports; Financial Statements.

(a) Since January 1, 2006, Woodbridge has filed all reports and other documents required to be filed by it with the SEC under the Exchange Act, including but not limited to proxy statements and reports on Form 10-K, Form 10-Q and Form 8-K (as such documents have been amended since the time of their filing, collectively, the “Woodbridge SEC Reports”). As of the respective dates they were filed with the SEC, or if amended prior to the date hereof, as of the date of the last such amendment, the Woodbridge SEC Reports, including all documents incorporated by reference into such reports, complied in all material respects with the rules and regulations of the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no amendments or modifications to agreements, documents or other instruments which previously had been filed by Woodbridge with the SEC pursuant to the Securities Act or the Exchange Act or any other agreements, documents or other instruments, which have not yet been filed with the SEC but which are or will be required to be filed by Woodbridge.

(b) The Woodbridge Financial Statements as of the dates thereof and for the periods covered thereby, present fairly, in all material respects, the financial position, results of operations, and cash flows of Woodbridge and its Subsidiaries on a consolidated basis (subject, in the case of unaudited financial statements, to normal recurring year-end audit adjustments which did not and are not expected to have a Material Adverse Effect on Woodbridge). Any supporting schedules included in the Woodbridge SEC Reports present fairly, in all material respects, the information required to be stated therein. Such Woodbridge Financial Statements and supporting schedules were prepared: (i) in accordance with the requirements of Regulation S-X promulgated by the SEC; and (ii) except as otherwise noted in the Woodbridge SEC Reports, in conformity with GAAP applied on a consistent basis in accordance with past practice. Other than as disclosed in the Woodbridge Financial Statements, neither Woodbridge nor any of its Subsidiaries has any liabilities, commitments or obligations of any nature whatsoever, whether accrued, contingent or otherwise, that would be required to be reflected on, or reserved against in, a balance sheet or in notes thereto, prepared in accordance with GAAP, other than liabilities, commitments or obligations incurred since March 31, 2009 in the ordinary course of business to Persons other than Affiliates of Woodbridge or that could not reasonably be expected to have a Material Adverse Effect on Woodbridge.

5.6  Absence of Certain Changes.  Except as set forth in Schedule 5.6 or as disclosed in the Woodbridge SEC Reports, since March 31, 2009, (i) Woodbridge and its Subsidiaries have conducted their respective businesses in the ordinary and usual course, consistent with past practices, and (ii) there has not been any event, occurrence, development or set of circumstances or facts which (A) has had or could reasonably be expected to have a Material Adverse Effect on Woodbridge, or (B) could reasonably be expected to render any of the representations and warranties of Woodbridge contained in this Agreement incorrect or untrue as of the

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Closing Date or (C) would result in a violation of the covenants set forth in Section 6.1 of this Agreement had such events, occurrences, developments or set of circumstances or facts occurred after the date hereof.

5.7  Taxes.  Except as set forth on Schedule 5.7 and except for such matters as could not reasonably be expected to have a Material Adverse Effect on Woodbridge, (a) Woodbridge and each of its Subsidiaries have timely filed or shall timely file all returns and reports required to be filed by them with any taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of Woodbridge and its Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or shall be paid, (c) no deficiency for any amount of Tax has been asserted or assessed by a Taxing authority against Woodbridge or any of its Subsidiaries, (d) Woodbridge and each of its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns or reports, and (e) no audit or other administrative proceedings are presently being conducted or have been threatened in writing against Woodbridge or any of its Subsidiaries by a Taxing authority.

5.8  Investigations, Litigation.  Except as set forth on Schedule 5.8 or in the Woodbridge SEC Reports, there is no investigation by any Governmental Entity or any action, suit, proceeding or claim pending, or, to the knowledge of Woodbridge, threatened, against Woodbridge or any of its Subsidiaries (including, without limitation, any investigation, action, or proceeding with respect to Taxes), or the assets or business of Woodbridge or any of its Subsidiaries which, if determined adversely to Woodbridge or such Subsidiary, could reasonably be expected to have a Material Adverse Effect on Woodbridge. Except as disclosed on Schedule 5.8: (i) neither Woodbridge nor any of its Subsidiaries nor any director, manager, officer, employee or agent of Woodbridge or any of its Subsidiaries (in their respective capacities as such), is a party to any, and there are no pending, or, to the knowledge of Woodbridge, threatened, material legal, administrative, arbitral or other proceedings, claims, suits, actions or governmental investigations of any nature against Woodbridge or any of its Subsidiaries, or any director, officer, employee or agent of Woodbridge or any of its Subsidiaries (in their respective capacities as such), or involving any property or assets of Woodbridge or any of its Subsidiaries and (ii) to the knowledge of Woodbridge, there is no outstanding Order of any Governmental Entity entered specifically against or materially affecting Woodbridge or any of its Subsidiaries, or any of their respective assets, businesses or operations.

5.9  Woodbridge Material Contracts.  Each Woodbridge Material Contract has been filed as an exhibit to a Woodbridge SEC Report or previously provided to BFC. Except as could not reasonably be expected to have a Material Adverse Effect on Woodbridge, (i) each Woodbridge Material Contract is valid, binding and enforceable against the parties thereto in accordance with its terms, and is in full force and effect on the date hereof; and (ii) Woodbridge and each of its Subsidiaries have performed in all material respects all obligations required to be performed by such entity to date under, and are not in material default in respect of, any Woodbridge Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. Except as set forth on Schedule 5.9 which shall be delivered no later than fifteen (15) Business Days after the date hereof, no consent of or notice to third parties is required pursuant to the terms of any Woodbridge Material Contract or other material agreement to which Woodbridge or any of its Subsidiaries is a party as a consequence of this Agreement or the transactions contemplated herein, except for any such consents or notices which if not obtained or given could not reasonably be expected to have a Material Adverse Effect on Woodbridge or materially impair the ability of Woodbridge to consummate the Merger. To the knowledge of Woodbridge, no other party to any Woodbridge Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. Woodbridge has made available to BFC true, correct and complete copies of all the written Woodbridge Material Contracts and a brief written summary or description of each oral Woodbridge Material Contract, and no Woodbridge Material Contract has been modified in any material respect since the date it was made available.

5.10  Broker’s and Finder’s Fees.  Neither Woodbridge nor any of its Subsidiaries has employed any broker or finder and neither Woodbridge nor any of its Subsidiaries has incurred or will incur any broker’s,

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finder’s or similar fees, commissions or expenses to any party in connection with the transactions contemplated by this Agreement.

5.11  Registration Statement; Joint Proxy Statement/Prospectus.  None of the information included in the Registration Statement or the Joint Proxy Statement/Prospectus relating to Woodbridge will, at the time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act or at the time of the BFC Special Meeting or the Woodbridge Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.12  State Takeover Laws.  Woodbridge has taken all action necessary on its part to exempt the Merger, this Agreement and the transactions contemplated hereby, and the Merger, this Agreement, and (except for the taking of any actions that may be necessary on the part of BFC in order for such matters to be so exempt) the transactions contemplated hereby are exempt from any applicable state anti-takeover statutes, including, without limitation, Sections 607.0901 and 607.0902 of the FBCA.

5.13  Opinion of Financial Advisor.  Allen C. Ewing & Co. has delivered to the Special Committee (and the Board of Directors of Woodbridge) its written opinion to the effect that, as of the date hereof, the Merger Consideration is fair to Woodbridge’s shareholders from a financial point of view and its consent to the inclusion of such opinion in the Joint Proxy Statement/Prospectus.

5.14  Tax Treatment.  Woodbridge has no knowledge of any reason why the Merger will, and has not taken or agreed to take and has no plans to take any action that could cause the Merger to, fail to qualify as a “reorganization” under Section 368(a) of the Code.

5.15  Full Disclosure.  No representation or warranty of Woodbridge contained in this Agreement, and none of the statements or information concerning Woodbridge and its Subsidiaries contained in this Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

6.1  Conduct of Business by Woodbridge.  Except as expressly contemplated by any other provision of this Agreement, Woodbridge agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, Woodbridge shall not (and shall cause each of its Subsidiaries to not), directly or indirectly, take or propose to take any of the following actions without the prior written consent of BFC:

(a) conduct the businesses of Woodbridge and its Subsidiaries in a manner, or take any action with respect to the businesses of Woodbridge and its Subsidiaries, that is not in the ordinary course of business and consistent with past practice or that would cause Woodbridge or any of its Subsidiaries to be in default under any Woodbridge Material Contract (as in effect on the date hereof, irrespective of any subsequent waiver or amendment);

(b) change or amend the Articles of Incorporation or Bylaws of Woodbridge;

(c) issue, sell, or grant any shares of capital stock (except Woodbridge Class A Common Stock to be issued upon exercise of Woodbridge Options outstanding on the date of the Agreement), or, except in the ordinary course of business consistent with past practices, any options, warrants, or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any of the capital stock of Woodbridge or any of its Subsidiaries or rights or obligations convertible into or exchangeable for any such shares of capital stock;

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(d) divide, combine or reclassify any of its capital stock or otherwise make any changes in the capital structure of Woodbridge;

(e) declare, pay, or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of Woodbridge or any Subsidiary of Woodbridge, except as consistent with past practice;

(f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Woodbridge or any of its Subsidiaries;

(g) engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

(h) take any action that would cause Woodbridge’s representations and warranties set forth in this Agreement to be untrue in any material respect;

(i) take any action that would reasonably be likely to materially delay the Merger; or

(j) agree to take, or make any commitment to take, any of the foregoing actions.

6.2  Conduct of Business by BFC.  Except as expressly contemplated by any other provision of this Agreement, BFC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, BFC shall not, directly or indirectly, take or propose to take any of the following actions without the prior written consent of Woodbridge:

(a) conduct the businesses of BFC and its Subsidiaries in a manner, or take any action with respect to the businesses of BFC and its Subsidiaries, that is not in the ordinary course of business and consistent with past practice or that would cause BFC or any of its Subsidiaries to be in default under any BFC Material Contract (as in effect on the date hereof, irrespective of any subsequent waiver or amendment);

(b) change or amend the Articles of Incorporation or Bylaws of BFC, except for an amendment to BFC’s Articles of Incorporation increasing the number of authorized shares of BFC Class A Common Stock and an amendment to BFC’s Bylaws increasing the maximum size of BFC’s Board of Directors;

(c) divide, combine or reclassify any of its capital stock or otherwise make any changes in the capital structure of BFC;

(d) declare, pay, or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of BFC or any Subsidiary of BFC, except as consistent with past practice;

(e) cause BFC’s directors and officers liability insurance policy, and any excess liability policy related thereto, to be canceled, terminated or otherwise not be renewed or replaced with at least an equivalent amount of coverage and on other terms no less favorable to BFC and its officers and directors;

(f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of BFC or any of its Subsidiaries;

(g) engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

(h) take any action that would cause BFC’s representations and warranties set forth in this Agreement to be untrue in any material respect;

(i) take any action that would reasonably be likely to materially delay the Merger; or

(j) agree to take, or make any commitment to take, any of the foregoing actions.

6.3  Notice.  Each party will promptly notify the other party of (i) any event of which it obtains knowledge which has or is reasonably likely to have a Material Adverse Effect on such party or any of its Subsidiaries, (ii) any event or circumstance that constitutes or could reasonably be expected to constitute a breach of any of the representations, warranties, or covenants of such party contained herein or (iii) any event or circumstance which could materially and adversely affect the party’s ability to satisfy the conditions to the

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Merger. Each party will promptly notify the other party in the event it determines that it is unable to fulfill any of the conditions to performance by the other party hereunder.

ARTICLE VII

ADDITIONAL COVENANTS AND AGREEMENTS

7.1  Access to Information.  From the date hereof through the Effective Time, each party shall permit the other party and its authorized representatives reasonable access during regular business hours to the properties of such party (and, in the case of each of BFC or Woodbridge, its Subsidiaries). Each party shall (and, in the case of each of BFC or Woodbridge shall cause its Subsidiaries to) make their respective directors, management and other employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with the other party, and its authorized representatives at reasonable times and upon reasonable request, and each party shall disclose and make available to the other party and shall cause its agents and authorized representatives to disclose and make available to the other party, all books, papers and records relating to the assets, properties, operations, obligations and liabilities of such party (and, in the case of each of BFC or Woodbridge, its Subsidiaries). Each party may make or cause to be made such investigation of the records, business and properties of the other party (and, in the case of each of BFC and Woodbridge, its Subsidiaries) as such party deems necessary or advisable to familiarize itself and its advisors with such business, properties, and other matters, provided that any such investigation shall be reasonably related to the transactions contemplated hereby and shall not unduly interfere with the normal operations of the other party (or, in the case of each of BFC or Woodbridge, the operations of its Subsidiaries). Each party agrees to maintain the confidentiality of all information exchanged pursuant to this Section 7.1, except as otherwise required by Law.

7.2  Public Announcements.  Any public announcement made by or on behalf of either BFC or Woodbridge prior to the termination of this Agreement concerning this Agreement, the transactions described herein or any other aspect of the dealings heretofore had or hereafter to be had between Woodbridge and BFC and their respective Affiliates must first be approved by the other party (any such approval not to be unreasonably withheld or delayed), subject to either party’s obligations under applicable Law (but such party shall use its reasonable best efforts to consult with the other party as to all such public announcements).

7.3  Reasonable Efforts.  Subject to the terms and conditions of this Agreement, (a) the parties shall use their respective reasonable efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions that are within their control to cause to be fulfilled those conditions precedent to their obligations to consummate the Merger and (b) the parties shall use reasonable efforts to obtain all consents and approvals required in connection with the consummation of the transactions contemplated by this Agreement.

7.4  No Solicitation.

(a) From and after the date of this Agreement until the Effective Time, subject to Section 7.4(b) hereof, without the prior written consent of BFC, Woodbridge will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or Affiliates to, and, without the prior written consent of Woodbridge, BFC will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or Affiliates to, directly or indirectly, (i) solicit, initiate, or knowingly encourage any Acquisition Proposals or any inquiries or proposals that could reasonably be expected to lead to any Acquisition Proposals, (ii) engage in negotiations or discussions concerning, or provide any non-public information to any Person in connection with, any Acquisition Proposal or under circumstances that could reasonably be expected to result in an Acquisition Proposal or (iii) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal. As used herein, the term “Acquisition Proposal” shall mean any proposal relating to a possible (1) merger, consolidation, share exchange, business combination or similar transaction involving Woodbridge or any of its Subsidiaries or BFC, as the case may be, (2) sale, lease, exchange, transfer or other disposition (other than sales of inventory in the ordinary course of business consistent with past practices), directly or indirectly, by

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merger, consolidation, share exchange or otherwise (whether in one or more transactions), of all or substantially all of the assets of Woodbridge and its Subsidiaries on a consolidated basis or BFC, as the case may be, (3) liquidation, dissolution, recapitalization or other similar type of transaction, (4) tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of Woodbridge Class A Common Stock and Class B Common Stock or BFC Class A Common Stock and Class B Common Stock, as the case may be, or other transaction with Woodbridge or BFC in which any Person or group shall acquire or have the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of Woodbridge Class A Common Stock and Class B Common Stock or BFC Class A Common Stock and Class B Common Stock, as the case may be, or (5) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the Merger and the transactions contemplated hereby or any proposal or modification thereof submitted by BFC or any of its Affiliates (other than Woodbridge or any of its Subsidiaries, directors, officers, employees or agents). Each of Woodbridge and BFC will, and will direct all its directors, officers, employees, investment bankers, attorneys, accountants and other representatives, agents and Affiliates to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

(b) Notwithstanding the provisions of Section 7.4(a) above, if a Person or group other than BFC or any of its Affiliates, on the one hand, and other than Woodbridge or any of its Affiliates, on the other hand (any such Person or group, a “Third Party”), after the date of this Agreement submits to Woodbridge or its Board of Directors, or the Special Committee, or BFC or its Board of Directors, as the case may be, not resulting from a breach of Section 7.4(a) above, an unsolicited, bona fide, written Acquisition Proposal, and the Special Committee or Woodbridge’s Board of Directors or BFC’s Board of Directors, as the case may be, reasonably determines in good faith, (i) after consultation with their financial, legal and other advisors that such Acquisition Proposal will result in, or upon further discussion with or due diligence by such Third Party could reasonably be expected to constitute or result in, a Superior Proposal and (ii) after consultation with outside legal counsel, that the failure to take the action set forth in (A) and (B) below may be inconsistent with its fiduciary duties under applicable Law, then, in such case Woodbridge or BFC, as the case may be, may (A) furnish information about its business to the Third Party under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Third Party, provided that Woodbridge contemporaneously furnishes to BFC or BFC contemporaneously furnishes to Woodbridge, as applicable, all such non-public information furnished to the Third Party and (B) negotiate and participate in discussions and negotiations with such Third Party. In the event that, after the date of this Agreement and prior to the Effective Time, Woodbridge or BFC receives a Superior Proposal not in violation of Section 7.4(a) and the Special Committee or the Board of Directors of Woodbridge or the Board of Directors of BFC, as the case may be, determines, in good faith and after consultation with its financial advisors and legal counsel, that the failure to do so would be inconsistent with the applicable Board of Directors’ fiduciary duties under applicable Law, then Woodbridge’s or BFC’s Board of Directors, as the case may be, may: (x) withhold, withdraw, modify or change its approval or recommendation of this Agreement or the Merger and/or (y) approve or recommend to the applicable company’s shareholders the Superior Proposal. The applicable company’s Board of Directors shall not take the action described in clauses (x) or (y) above without providing the other party with at least two (2) Business Days prior written notice stating that it intends to take such actions and setting forth the information specified in Section 7.4(c) hereof with respect to any Superior Proposal which it intends to accept or recommend. For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash (not subject to a financing contingency) and/or securities, and otherwise on terms which the Special Committee or Woodbridge’s Board of Directors or BFC’s Board of Directors, as the case may be, determines, after consultation with their legal, financial and other advisors, are more favorable to Woodbridge’s shareholders or BFC (or its shareholders), as the case may be, from a financial point of view than the Merger or other revised proposal submitted by BFC or Woodbridge prior to such determination, taking into account the ability of the Third Party to consummate the Superior Proposal on substantially the terms proposed. Nothing contained herein shall prohibit Woodbridge or BFC from taking, and

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disclosing to its shareholders, a position required by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or Item 1012(a) of Regulation M-A of the SEC.

(c) Woodbridge or BFC, as the case may be, will notify the other party immediately, and in any event within twenty-four (24) hours, if (i) an Acquisition Proposal is made or is modified in any respect (including any written material provided by the offeror, the principal terms and conditions of any such Acquisition Proposal or modification thereto and the identity of the offeror), in which case Woodbridge or BFC, as the case may be, will provide a copy of the Acquisition Proposal concurrently with such notice or (ii) Woodbridge or BFC, as the case may be, furnishes non-public information to, or enters into discussions or negotiations with respect to an Acquisition Proposal with, any Third Party.

(d) In addition to the obligations set forth in paragraph (a), (b) and (c) of this Section 7.4, Woodbridge or BFC, as the case may be, as promptly as practicable, will advise the other party orally and in writing of any request for information that could reasonably be expected to lead to an Acquisition Proposal, and the material terms and conditions of such request or inquiry, and keep the other party informed in all respects of the status of any such request or inquiry. In addition to the foregoing, Woodbridge or BFC, as the case may be, will provide the other party with prior telephonic (promptly confirmed in writing) or written notice of any meeting of its Board of Directors (or any committee thereof) at which its Board of Directors (or any committee thereof) is expected or could reasonably be expected to consider an Acquisition Proposal, together with a copy of the documentation relating to such Acquisition Proposal to the extent such documentation is then available (and otherwise provide such documentation as soon as available).

7.5  Shareholder Meetings.

(a) Woodbridge shall call the Woodbridge Meeting to be held as promptly as reasonably practicable after the effectiveness of the Registration Statement for the purpose of voting upon this Agreement and for no other purpose without the prior written consent of BFC; provided, however, that in the event the Woodbridge Meeting is the annual meeting of Woodbridge’s shareholders, then a proposal relating to the election of directors to the Board of Directors of Woodbridge may be acted upon at the Woodbridge Meeting without the prior written consent of BFC. Except as provided in Section 7.4(b) with respect to the right of the Special Committee or Woodbridge’s Board of Directors to withhold, withdraw, modify or change its recommendation to Woodbridge’s shareholders, Woodbridge shall use its reasonable efforts to secure the vote of its shareholders required under the FBCA and include in the Registration Statement the recommendation of its Board of Directors in favor of the Merger Agreement.

(b) BFC shall call the BFC Special Meeting to be held as promptly as reasonably practicable after the effectiveness of the Registration Statement for the purpose of voting on the Merger and the related transactions, including an amendment to the Articles of Incorporation of BFC to increase the number of authorized shares of BFC Class A Common Stock. BFC shall use its reasonable efforts to secure the vote of its shareholders required under the FBCA and the Articles of Incorporation of BFC and include in the Registration Statement the recommendation of its Board of Directors in favor of the Merger.

(c) BFC shall vote all of its shares of Woodbridge Class A Common Stock and Woodbridge Class B Common Stock at the Woodbridge Meeting in favor of this Agreement.

7.6  Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, Woodbridge shall supply BFC with the information pertaining to Woodbridge required by the Securities Act or the Exchange Act, as the case may be, for inclusion in the Registration Statement and the Joint Proxy Statement/Prospectus to be filed by BFC, which information shall not at each time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act, at the time the Joint Proxy Statement/Prospectus is mailed to Woodbridge’s and BFC’s shareholders or at the time of the Woodbridge Meeting or the BFC Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation is or shall be made by Woodbridge with respect to the accuracy of statements made in the Joint Proxy Statement/Prospectus or the Registration Statement based on information supplied by

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BFC or Merger Sub for inclusion in such documents. If before the Effective Time, any event or circumstance relating to Woodbridge or any of its Subsidiaries, or their respective officers, managers or directors, is discovered by Woodbridge that should be set forth in an amendment or a supplement to the Registration Statement or Joint Proxy Statement/Prospectus, Woodbridge shall promptly inform BFC and shall provide to BFC appropriate amendments or supplements to the Registration Statement or Joint Proxy Statement/Prospectus, and the representations and warranties of Woodbridge set forth in this Section 7.6(a) as to the accuracy of such information shall apply to all such amended or supplemented information.

(b) As promptly as practicable after the date of this Agreement, BFC shall provide Woodbridge with the information pertaining to BFC and Merger Sub required by the Securities Act or the Exchange Act, as the case may be, for inclusion in the Registration Statement or the Joint Proxy Statement/Prospectus to be filed by BFC, which information shall not at the time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act, at the time the Joint Proxy Statement/Prospectus is mailed to Woodbridge’s and BFC’s shareholders or at the time of the Woodbridge Meeting or the BFC Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation is or shall be made by BFC with respect to statements made in the Registration Statement or Joint Proxy Statement/Prospectus based on information supplied by Woodbridge for inclusion in such documents. If before the Effective Time, any event or circumstance relating to BFC or any of its Subsidiaries, or their respective officers, managers or directors, should be discovered by BFC that should be set forth in an amendment or a supplement to the Registration Statement or Joint Proxy Statement/Prospectus, BFC shall promptly inform Woodbridge and shall make appropriate amendments or supplements to the Registration Statement or Joint Proxy Statement/Prospectus, and the representations and warranties of BFC set forth in this Section 7.6(b) as to the accuracy of such information shall apply to all such amended or supplemented information.

(c) As promptly as practicable after the date of this Agreement, BFC shall prepare and file with the SEC, with Woodbridge’s assistance, the Registration Statement, which shall include the Joint Proxy Statement/Prospectus of Woodbridge and BFC relating to the Woodbridge Meeting and BFC Special Meeting. BFC shall use commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable after filing and shall use commercially reasonable efforts to maintain the effectiveness of such Registration Statement until all of the shares of BFC Class A Common Stock have been issued and distributed in the Merger as described in the Joint Proxy Statement/Prospectus. BFC shall take any action required under applicable federal or state securities Laws in connection with the issuance of shares of BFC Class A Common Stock pursuant to the Merger. The Surviving Company shall use commercially reasonable efforts to cause the Woodbridge Class A Common Stock to be deregistered under the Exchange Act as soon as practicable following the Effective Time. Woodbridge shall furnish all information concerning Woodbridge as BFC may reasonably request in connection with such actions and the preparation of the Registration Statement, including information in response to comments received from the SEC. As promptly as practicable after the Registration Statement becomes effective, Woodbridge shall mail the Joint Proxy Statement/Prospectus to its shareholders and BFC shall mail the Joint Proxy Statement/Prospectus to its shareholders. Notwithstanding anything to the contrary contained herein, neither the Joint Proxy Statement/Prospectus nor the Registration Statement nor any amendment or supplement thereto shall be filed or mailed without the consent of both BFC and Woodbridge, which consent shall not be unreasonably withheld.

7.7  Employee Benefit Plans.  As appropriate, Woodbridge’s Board of Directors shall adopt a resolution to discontinue the sale or contribution (for any applicable period that has not yet commenced) of Woodbridge Class A Common Stock (and Class B Common Stock) pursuant to any Woodbridge Plan subject to Section 401(a) of the Code, or otherwise shall cause such discontinuance.

7.8  Indemnification.

(a) After the Effective Time, the Surviving Company shall indemnify, defend and hold harmless each Person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of Woodbridge (the “Indemnified Parties”) against all losses, claims, damages,

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costs, expenses (including reasonable attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of BFC, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Woodbridge if such Claim pertains to any matter or fact arising, existing or occurring before the Effective Time (including, without limitation, the Merger) regardless of whether such Claim is asserted or claimed before, at or after the Effective Time (the “Indemnified Liabilities”), to the same extent provided for under the FBCA in effect as of the date hereof and under the Articles of Incorporation or Bylaws of Woodbridge as in effect on the date hereof. The Surviving Company shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the same extent provided for under the FBCA in effect on the date hereof and under the Articles of Incorporation or Bylaws of Woodbridge as in effect on the date hereof upon receipt of any undertaking required by applicable Law or the Articles of Incorporation or Bylaws of Woodbridge as in effect on the date hereof. Any Indemnified Party wishing to claim indemnification under this Section 7.8(a), upon learning of any Claim, shall immediately notify BFC (but the failure to so notify BFC shall not relieve it from any liability which it may have under this Section 7.8(a) except to the extent such failure prejudices BFC) and shall deliver to BFC any undertaking required by applicable Law. The Surviving Company shall ensure, to the extent permitted under applicable Law, that all limitations of liability existing in favor of the Indemnified Parties as provided in the Articles of Incorporation or Bylaws of Woodbridge as in effect on the date hereof, or allowed under applicable Law as in effect on the date hereof with respect to Indemnified Liabilities, shall survive the consummation of the transactions contemplated by this Agreement.

(b) For a period of six (6) years from and after the Effective Time, the Surviving Company shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Woodbridge (provided that the Surviving Company may substitute therefor policies of at least the same coverage and amount containing terms and conditions which are substantially no less advantageous, or in lieu thereof obtain single limit tail coverage providing at least the same coverage and amount containing terms and conditions which are substantially no less advantageous for such period (which shall be purchased by Woodbridge immediately prior to Closing upon the request of BFC)) with respect to claims arising from facts or events which occurred before the Effective Time.

(c) The obligations of the Surviving Company provided under paragraphs (a) and (b) of this Section 7.8 are intended to be enforceable against the Surviving Company directly by the Indemnified Parties and shall be binding on all successors and permitted assigns of the Surviving Company.

7.9  Further Assurances.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable on the part of such party, to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable date, including obtaining all required consents, approvals, waivers, exemptions, amendments and authorizations, giving all notices, and making or effecting all filings, registrations, applications, designations and declarations, including, but not limited to, those described in the schedules to this Agreement, and each party shall cooperate fully with the other (including by providing any necessary information) with respect to the foregoing. In case, at any time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of BFC or Woodbridge will use all reasonable efforts to take all such necessary action.

7.10  Tax Treatment.

(a) The parties shall use reasonable best efforts to cause the Merger to qualify as a “reorganization” under Section 368(a) of the Code and shall use reasonable best efforts not to, and not to permit or cause any Affiliate or any of BFC’s Subsidiaries to, take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code.

(b) Unless otherwise required by applicable Law, BFC, Woodbridge and Merger Sub shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

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(c) The parties hereto shall cooperate and use their reasonable efforts in order to obtain the opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. described in Section 8.1(h) hereof. In connection therewith, Woodbridge, BFC and Merger Sub shall deliver to Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. representation letters as may be reasonably requested by such law firm, dated and executed as of the date of such opinion.

7.11  Comfort Letters.  Woodbridge and BFC will each use their commercially reasonable efforts to cause to be delivered to each other reasonable and customary letters from their respective independent accountants, the first letter dated a date within two (2) Business Days before the effective date of the Registration Statement and the second letter dated a date within two (2) Business Days before the date of the BFC Special Meeting and the Woodbridge Meeting, as applicable, in form and substance reasonably satisfactory to the recipient and customary in scope and substance for comfort letters delivered by independent accountants in connection with registration statements similar to the Registration Statement.

7.12  Shareholder Litigation.  The parties shall cooperate and consult with one another, to the fullest extent possible, in connection with any shareholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. In furtherance of, and without in any way limiting, the foregoing, each of the parties shall use its respective commercially reasonable efforts to prevail in such litigation (or, with the consent of the other parties, settle such litigation) so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement. Notwithstanding the foregoing, no party shall compromise or settle any litigation commenced against it or its directors or officers relating to this Agreement or the transactions contemplated hereby (including the Merger) without the other parties’ prior written consent, which shall not be unreasonably withheld or delayed.

7.13  HSR Act.  If required, BFC and Woodbridge will (a) take all commercially reasonable actions necessary to file as soon as practicable notifications under the HSR Act with respect to the Merger, if required, (b) comply at the earliest practicable date with any request for additional information received from the Federal Trade Commission or Antitrust Division of the Department of Justice pursuant to the HSR Act, and (c) request early termination of all applicable waiting periods.

7.14  Appointment of Directors and Executive Officer.  BFC shall use its best efforts to cause (a) the directors of Woodbridge who are not already directors of BFC as of the date of this Agreement as well as Messrs. Seth Wise and Jarett Levan to be appointed to the Board of Directors of BFC and (b) Mr. Seth Wise to be appointed Executive Vice President of BFC.

7.15  Cancellation of Woodbridge Options.  Prior to the Effective Time, Woodbridge shall cause to be taken such actions as are necessary under the Woodbridge Option Plan and all other applicable instruments to cancel, as of the Effective Time, all Woodbridge Options outstanding at the Effective Time.

7.16  Cancellation of Woodbridge Rights Agreement.  Prior to the Effective Time, Woodbridge shall cause to be taken such actions as are necessary to terminate the Woodbridge Rights Agreement and cause the Woodbridge Rights Agreement to be inapplicable to the transactions contemplated hereby, including, without limitation, the Merger.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS

8.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to consummate and effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction prior to or at the Closing of the following conditions, each of which may only be waived in writing in whole or in part by mutual agreement of all of the parties, to the extent permitted by Law:

(a) This Agreement, the Merger and the transactions contemplated by this Agreement shall have received the requisite approval and authorization of the shareholders of Woodbridge under the FBCA, and

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the transactions contemplated by this Agreement shall have received the requisite approval and authorization of the shareholders of BFC under the Articles of Incorporation of BFC.

(b) No litigation, arbitration or other proceeding shall be pending by or before any court, arbitration panel or Governmental Entity which seeks to enjoin or prohibit the consummation of the transactions contemplated by this Agreement (other than a proceeding instituted by Woodbridge or any of its Subsidiaries, directors, officers, employees or agents).

(c) No Law shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no Order of a Governmental Entity precluding consummation of the Merger.

(d) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC, and all comments and requests for additional information on the part of the SEC shall have been responded to and complied with as required.

(e) All consents, approvals, Orders or authorizations of, or registrations, declarations or filings with, any Governmental Entity required by or with respect to Woodbridge, BFC or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby shall have been obtained or made, including, without limitation, the expiration or termination of any notice and waiting period under the HSR Act, if applicable, other than consents, approvals, Orders, authorizations, registrations, declarations or filings which if not made or obtained could not reasonably be expected to result in a Material Adverse Effect on BFC or the Surviving Company after consummation of the Merger. All of such consents and approvals shall have been obtained without the imposition of any conditions which, in the opinion of Woodbridge and BFC, could reasonably be expected to materially adversely affect the operations of BFC or the Surviving Company after consummation of the Merger.

(f) All written consents, approvals, interim approvals, assignments, waivers, Orders, authorizations or other certificates necessary to provide for the continuation in full force and effect of the Woodbridge Material Contracts and all other material agreements set forth on Schedule 5.9 and all of the existing Permits of Woodbridge and for Woodbridge to consummate the Merger and other transactions contemplated hereby shall have been received, except where the failure to receive such consents, approvals, interim approvals, assignments, waivers, Orders, authorizations or certificates could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Woodbridge or could not adversely affect the ability of the Surviving Company to continue to conduct the business of Woodbridge as it has been historically conducted by Woodbridge.

(g) BFC and Woodbridge shall each have received the written opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., in form and substance reasonably acceptable to each of them, dated as of the date of Closing to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. Federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such firm, including representations set forth in certificates of officers of BFC, Merger Sub and Woodbridge, in form and substance reasonably satisfactory to BFC, Merger Sub and Woodbridge, respectively.

8.2  Conditions to Woodbridge’s Obligation to Effect the Merger.  The obligations of Woodbridge to consummate and effect the Merger and the other transactions contemplated hereby are further subject to the fulfillment of the following conditions, any of which may be waived only in writing in whole or in part by Woodbridge:

(a) The representations and warranties of BFC and Merger Sub set forth in this Agreement that are qualified by materiality or “Material Adverse Effect” shall have been true and correct as of the date of

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this Agreement and shall be true and correct as of the Effective Time as if made on and as of the Effective Time, and the representations and warranties of BFC and Merger Sub contained in this Agreement that are not so qualified shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Time as if made on and as of the Effective Time except, in each case, for those representations and warranties which address matters only as of a particular date (which shall remain true and correct or true and correct in all material respects, as applicable, as of such date).

(b) Each of BFC and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time; provided, however, that this condition shall not apply to any agreement or covenant of BFC or Merger Sub if the failure by such party to so perform or comply is attributable to Woodbridge.

(c) The opinion of Allen C. Ewing & Co. referred to in Section 5.13 hereof shall not have been withdrawn, revoked or materially modified.

(d) Each of BFC and Merger Sub shall have delivered to Woodbridge a certificate, dated the Effective Time and signed by their respective Chief Executive Officers and Chief Financial Officers, certifying the satisfaction of the conditions set forth in Sections 8.2(a) and (b) in all respects.

(e) Between the date hereof and the Effective Time, BFC shall not have recorded, or reasonably expect to record, other-than-temporary impairment charges in an aggregate amount greater than $15,000,000 except for other-than-temporary impairment charges relating to an asset owned by Woodbridge or any of Woodbridge’s Subsidiaries or relating to BFC’s investment in Woodbridge.

8.3  Conditions to BFC’s and Merger Sub’s Obligation to Effect the Merger.  The obligations of BFC and Merger Sub to consummate and effect the Merger and the other transactions contemplated hereby are further subject to the fulfillment of the following conditions, any of which may be waived only in writing in whole or in part by BFC or Merger Sub:

(a) The representations and warranties of Woodbridge set forth in this Agreement that are qualified by materiality or “Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time as if made on and as of the Effective Time, and the representations and warranties of Woodbridge contained in this Agreement that are not so qualified shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Time as if made on and as of the Effective Time except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date).

(b) Woodbridge shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time; provided, however, that this condition shall not apply to any agreement or covenant of Woodbridge if the failure by Woodbridge to so perform or comply is attributable to BFC.

(c) Woodbridge shall have delivered to BFC a certificate, dated the Closing Date and signed by its President and Chief Financial Officer, certifying the satisfaction of the conditions set forth in Sections 8.3(a) and (b).

(d) The opinion of JMP Securities LLC referred to in Section 4.18 hereof shall not have been withdrawn, revoked or materially modified.

(e) Holders of not more than 10% of the outstanding shares of Woodbridge Class A Common Stock shall have duly and validly exercised, or remain entitled to exercise, appraisal rights in connection with the Merger in accordance with the FBCA.

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(f) Between the date hereof and the Effective Time, Woodbridge shall not have recorded, or reasonably expect to record, other-than-temporary impairment charges in an aggregate amount greater than $15,000,000.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1  Termination of the Agreement.  This Agreement may be terminated and the Merger and transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time (whether before or after the approval of this Agreement by Woodbridge’s shareholders), as follows:

(a) by mutual written consent of Woodbridge and BFC.

(b) by either of Woodbridge or BFC:

(i) (A) if Woodbridge’s shareholders do not approve the Merger Agreement by the requisite vote at the Woodbridge Meeting (including any adjournment or postponement thereof) or (B) if BFC’s shareholders do not approve the Merger and the related transactions by the requisite vote at the BFC Special Meeting (including any adjournment or postponement thereof);

(ii) if any Governmental Entity shall have issued an Order, decree or ruling or taken any other action (which Order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits consummation of the Merger and such Order, decree, ruling or other action shall have become final and non appealable;

(iii) if there shall be any Law enacted, promulgated or issued and deemed applicable to the Merger by any Governmental Entity which would make consummation of the Merger illegal;

(iv) if the Merger shall not have been consummated by September 15, 2009; provided, however, that this deadline shall be extended to December 15, 2009 in the event the parties are proceeding in good faith with respect to the consummation of the Merger (which good faith requirement includes, without limitation, the requirement that the parties first file the Registration Statement with the SEC on or before July 20, 2009); or

(v) if (A) the Special Committee and/or Woodbridge’s Board of Directors or BFC’s Board of Directors shall have finally determined to approve or recommend a Superior Proposal to Woodbridge’s or BFC’s shareholders, as applicable, after complying with Section 7.4 or (B) the Special Committee and/or Woodbridge’s Board of Directors or BFC’s Board of Directors withholds or withdraws its recommendation of this Agreement or the Merger or modifies or changes such recommendation in a manner adverse to the other party;

(c) by Woodbridge if:

(i) BFC or Merger Sub shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach (A) cannot be or has not been cured, in all material respects, within 15 days after the giving of written notice to BFC or Merger Sub, as applicable, and (B) would result in the failure to satisfy a condition set forth in Section 8.2; or

(ii) Allen C. Ewing & Co. has withdrawn, revoked, annulled or materially modified its fairness opinion.

(d) by BFC if:

(i) Woodbridge shall have breached in any material respect any representation, warranty, covenant or other agreement contained in this Agreement, which breach (i) cannot be or has not been cured, in all material respects, within 15 days after the giving of written notice to Woodbridge and (ii) would result in the failure to satisfy a condition set forth in Section 8.3;

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(ii) JMP Securities LLC has withdrawn, revoked, annulled or materially modified its fairness opinion; or

(iii) a tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of Woodbridge Class A Common Stock and Class B Common Stock shall have been commenced or a registration statement or statement on Schedule TO with respect thereto shall have been filed (other than by BFC or an Affiliate thereof (other than Woodbridge or any of its Subsidiaries, directors, officers, employees or agents)) and the Board of Directors of Woodbridge shall, notwithstanding its obligations hereunder, have (A) recommended that Woodbridge’s shareholders tender their shares in such tender or exchange offer or (B) publicly announced its intention to take no position with respect to such tender offer.

9.2  Effect of Termination.  If this Agreement is terminated pursuant to this Article IX, written notice thereof shall promptly be given by the party electing such termination to the other party and, subject to the expiration of the cure periods provided in Sections 9.1(c) and 9.1(d)(i) above, if any, this Agreement shall terminate without further actions by the parties and no party shall have any further obligations under this Agreement except that nothing in this Section 9.2 shall relieve a breaching party for liability for its willful or intentional breach of this Agreement.

9.3  Amendment and Waiver.  This Agreement may be amended or modified in whole or in part at any time only by a writing signed by the parties hereto. Any term, condition or provision of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof.

ARTICLE X

MISCELLANEOUS

10.1  Survival of the Representations and Warranties.  No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein, and each such representation and warranty shall survive such investigation. The representations and warranties of the parties hereto contained in this Agreement and in any certificate delivered pursuant hereto or in any exhibit or schedule to this Agreement shall not survive the Effective Time.

10.2  Payment of Expenses.

(a) Except as set forth in this Section 10.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b) BFC and Woodbridge each agree to pay one-half (1/2) of any printing, mailing and filing expenses of the Registration Statement, the Joint Proxy Statement/Prospectus and any applicable pre-merger notification and report forms under the HSR Act.

10.3  Binding Effect.  Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by Woodbridge, in whole or in part, and any attempted assignment in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and permitted assigns of the parties hereto.

10.4  Governing Law.  This Agreement will be governed and enforced in all respects, including validity, interpretation and effect, by the Laws of the State of Florida without giving effect to its principles of conflicts of laws.

10.5  Counterparts.  This Agreement may be executed in several counterparts and one or more separate documents, all of which together shall constitute one and the same instrument with the same force and effect as though all of the parties had executed the same document. Delivery of an executed counterpart signature page to this Agreement by facsimile or other electronic transmission shall be effective as delivery of an original executed counterpart signature page.

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10.6  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly received (i) on the date given if delivered personally or by facsimile (ii) one day after being sent by nationally recognized overnight delivery service or (iii) five days after having been mailed by registered or certified mail (postage prepaid, return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If either to BFC or Merger Sub, addressed to:

BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chief Executive Officer
Facsimile: (954) 940-5050

With copies addressed to:

Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
Attn: Alison W. Miller, Esq.
Facsimile: (305) 789-3395

If to Woodbridge, addressed to:

Woodbridge Holdings Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Seth Wise, President
Facsimile: (954) 940-4970

and to

Joel Levy, Chairman of the Special Committee
Adler Group
1400 Northwest 107th Avenue
Miami, Florida 33172-2704
Facsimile: (305) 418-1001

With a copy addressed to (which shall not constitute notice):

Akerman Senterfitt, P.A.
One Southeast Third Avenue
25th Floor
Miami, Florida 33131-1714
Attn: Stephen K. Roddenberry, Esq.
Facsimile: (305) 374-5095

10.7  Entire Agreement; Assignment.  All exhibits and schedules referred to in this Agreement are integral parts hereof, and this Agreement, together with such exhibits and schedules, constitutes the entire agreement among the parties hereto with respect to the matters contained herein and therein, and supersedes all prior agreements and understandings between the parties with respect thereto. This Agreement shall not be assigned or delegated (whether pursuant to a merger, by operation of Law or otherwise).

10.8  Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.9  Knowledge of the Parties.  Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of any of the parties hereto, each of the parties hereto

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acknowledges and confirms that it has made reasonable inquiry as to the matters that are the subject of such representations and warranties. Where reference is made to a party’s knowledge or any similar phrase, such reference shall be deemed to include the respective executive officers and directors of such party and each of its Subsidiaries, all of whom shall be deemed to have conducted the inquiry required in this Section 10.9.

10.10  Attorneys’ Fees.  In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys’ fees and expenses through all appeals in addition to any other remedy.

10.11  No Third Party Beneficiary.  Except as permitted in Section 7.8 hereof, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

10.12  Injunctive Relief.  It is possible that remedies at law may be inadequate and, therefore, the parties hereto shall be entitled to equitable relief including, without limitation, injunctive relief, specific performance or other equitable remedies in addition to all other remedies provided hereunder or available to the parties hereto at law or in equity.

10.13  Jurisdiction; Venue.  Any suit, action or proceeding against any party with respect to this Agreement or any judgment entered by any court in respect of this Agreement shall be brought in a federal or state court in Broward County, Florida, and the parties hereto accept the exclusive jurisdiction of those courts for the purpose of any such suit, action or proceeding. In addition, the parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, or any judgment entered by any court in respect hereof brought in Broward County, Florida.

10.14  Severability.  If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger and the other transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that such transactions be consummated as originally contemplated to the fullest extent possible.

10.15  Waiver.  Any waiver by any party hereto of any of its rights or remedies under this Agreement or of any breach or violation of or default under this Agreement must be in writing and signed by the party to be charged thereunder and shall not constitute a waiver of any of its other rights or remedies or of any other or future breach, violation or default hereunder.

10.16  Special Committee.  Except as may be required by applicable Law, prior to the Effective Time, any consent, waiver or other determination to be made, or action to be taken, by Woodbridge under this Agreement shall be made or taken only upon the approval of the Special Committee.

10.17  Time of the Essence.  Time is of the essence in the performance of all agreements, obligations and covenants by the parties under this Agreement.

[SIGNATURE PAGE FOLLOWS]

Annex A-32

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

BFC FINANCIAL CORPORATION,
a Florida corporation

By:	/s/ Alan B. Levan
Alan B. Levan,
Chairman, Chief Executive Officer and President

WDG MERGER SUB, LLC,
a Florida limited liability company

By:	/s/ Alan B. Levan
Alan B. Levan,
Manager

WOODBRIDGE HOLDINGS CORPORATION,
a Florida corporation

By:	/s/ Seth M. Wise
Seth M. Wise,
President

Annex A-33

Annex B

Opinion of JMP Securities LLC

July 2, 2009

PERSONAL AND CONFIDENTIAL

Board of Directors

BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, FL 33309

Members of the Board:

We understand that BFC Financial Corporation (“BFC”), Woodbridge Holdings Corporation (“Woodbridge”) and WDG Merger Sub, LLC, a wholly owned subsidiary of BFC (“Merger Sub”) propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated July 1, 2009 (the “Agreement”), which provides, among other things, for the merger of Merger Sub with and into Woodbridge with Merger Sub to be the surviving company in the merger (the “Merger”). Pursuant to the Agreement, and subject to the exceptions therein, each share of Woodbridge Class A common stock issued and outstanding immediately prior to the Effective Time of the Merger, other than shares held by BFC, Merger Sub or Woodbridge and certain other shares specified in the Agreement, will be converted into the right to receive 3.47 shares of BFC Class A common stock (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Agreement which you have provided to us. Terms used herein as defined terms, but which are not defined herein, shall have the meanings ascribed to such terms in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the stockholders of BFC. For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of BFC and Woodbridge;

(ii) reviewed the reported prices and trading activity for BFC and Woodbridge Class A common stock;

(iii) compared the financial performance of BFC and the prices and trading activity of BFC Class A common stock with that of certain other publicly — traded companies that we believe are generally comparable to BFC;

(iv) compared the financial performance of Woodbridge and the prices and trading of Woodbridge Class A common stock with that of certain other publicly — traded companies that we believe are generally comparable to Woodbridge;

(v) reviewed the financial terms, to the extent publicly available, of certain merger transactions that we believe are generally comparable to the transaction contemplated by the Agreement;

(vi) participated in discussions among representatives of BFC and Woodbridge and their legal advisors;

(vii) reviewed the Agreement and certain other related documents which you have provided to us; and

Annex B-1

(viii) considered such other factors, and performed such other analyses, as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by BFC and Woodbridge for the purposes of this opinion. We have further relied upon the assurance of the management of BFC and Woodbridge that they are not aware of any facts that would make any of such information inaccurate or misleading. In addition, we have assumed that the proposed Merger will be consummated in accordance with the terms set forth in the Agreement without: the occurrence of any Material Adverse Effect; the occurrence of any litigation, arbitration or other proceeding which enjoins or prohibits the consummation of the transactions contemplated by the Agreement; the enactment of any Law which prohibits the consummation of the proposed Merger; or the issuance of any order which precludes consummation of the proposed Merger. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals, permits, consents and orders required for the proposed Merger, no delays, limitations, conditions, restrictions or orders will be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of BFC and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of BFC or Woodbridge, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We were not requested to consider, and our opinion does not address, BFC’s underlying business decision to enter into the Agreement, or the relative merits of the proposed Merger as compared to any alternative business strategies that might exist for BFC or the effect of any other transaction in which BFC might engage. We were not requested to consider, and our opinion does not address, the non-financial terms of the Agreement, nor does it address the terms of any of the related agreements to be entered into by the parties in connection with the proposed Merger. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the proposed Merger or class of such persons, relative to the Merger consideration or otherwise.

We are acting as financial advisor to the Board of Directors of BFC in connection with the proposed transaction set forth in the Agreement and will receive a fee for providing this opinion. In addition, BFC has agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our trading, brokerage, investment management and financing activities, we, or our affiliates, may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in equity securities of BFC or any other company or any currency or commodity that may be involved in this transaction. We, and our affiliates, in the ordinary course of business have from time to time provided, and in the future may continue to provide, investment banking services to BFC and have received fees for the rendering of such services. The issuance of this opinion was approved by the Opinions Committee of JMP Securities LLC.

Annex B-2

It is understood that this letter is for the information of the Board of Directors of BFC only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission required to be made by BFC in respect of the transaction which is the subject of the Agreement if such inclusion is required by applicable law. In addition, we express no opinion or recommendation as to how the stockholders of BFC should vote at the stockholders’ meeting to be held in connection with the proposed Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the stockholders of BFC.

Very truly yours,

/s/  JMP SECURITIES LLC

Annex B-3

Annex C

Opinion of Allen C. Ewing & Co.
July 2, 2009
Special Committee
Board of Directors
Woodbridge Holdings Corporation
2100 West Cypress Creek Blvd.
Ft. Lauderdale, FL 33309

Members of the Committee:

BFC Financial Corporation (“BFC”) has extended an offer to Woodbridge Holdings Corporation (“WHC”) to merge the two companies via a tax-free reorganization (Sec. 368) involving an exchange of common shares. BFC currently owns 100% of the Class B shares of WHC, which have a greater number of votes per share than the Class A shares, and BFC also owns 23.6% of WHC’s Class A shares. The votes provided by BFC’s ownership of these combined shares provides it with approximately 59% of the voting shares of WHC, and the proposed merger would increase BFC’s ownership of WHC to 100%.

Under the proposed terms of merger, WHC will merge with and into WDG Merger Sub, a wholly owned subsidiary of BFC, with Merger Sub to be the surviving company. Each Class A common share of WHC, excluding any dissenting shares and those owned by BFC, will be converted into 3.47 Class A shares of BFC. Subsequent to the Merger, all WHC Class A and Class B shares owned by BFC will be cancelled. The Exchange Ratio of 3.47 is based on the book values of the two companies as of March 31, 2009. The other terms and conditions of the proposed merger are set forth in the Agreement and Plan of Merger dated July 2, 2009.

We have been requested by the Committee to render our opinion with respect to the fairness, from a financial point of view, to the WHC stockholders of the consideration to be offered by BFC to such stockholders. Our opinion does not address WHC’s underlying business decision to proceed with the proposed merger and our opinion does not constitute a recommendation to any WHC stockholders as to how such stockholders should vote with respect to the proposed merger. We also do not express any opinion as to the prices at which the shares of BFC will trade after the Merger.

In arriving at our opinion, we reviewed and analyzed (i) the Agreement and Plan of Merger, (ii) the audited balance sheets, income statements, and Form 10-K’s of both companies for the years ended December 31, 2007 and 2008, (iii) the unaudited balance sheets, income statements, and Form 10-Q’s for the periods ended March 31, 2008 and 2009, (iv) financial and operating information provided by the two companies with respect to their operations and those of their consolidated subsidiaries, including the operations of BankAtlantic Bancorp, Inc. and BankAtlantic, (v) publicly available information concerning both companies, and (vi) prices and trading volumes of the publicly held stocks of both companies over the past twelve months.

We held discussions with the management of both companies to discuss the current condition and future outlook for each, and we had meetings with the management, loan underwriting staff, and credit committees of BankAtlantic, BFC’s largest investment.

We observed the effect that the current recessionary environment has had and will continue to have on the revenues, profitability and asset values of both companies. We examined BankAtlantic’s ability to maintain regulatory capital levels during the continuing recession, and we examined the current and projected negative cash flows for WHC which were created by its depressed revenues resulting from the severe recession in the housing and land development industries.

We observed that in merging with BFC, the WHC stockholders would be exchanging 50% of their ownership of WHC’s various assets for a 50% interest in BFC’s assets, which consist primarily of shares of

Annex C-1

BankAtlantic Bancorp and Benihana, Inc. The resulting diversification of WHC’s assets is consistent with the WHC Board’s stated objective of diversification for its shareholders.

The economic recovery of the land development assets of WHC is likely to take longer than the recovery of banks, including BankAtlantic. If so, the proposed merger will allow the WHC stockholders to benefit earlier and from more diversified revenue producing sources when an improving economy occurs.

The two companies are under common control and many staff functions have already been combined. There should be modest operating savings created by the merger and the resulting larger number of shares of BFC to be outstanding may improve the marketability of its shares.

In examining the use of the book values of each company as the basis of the Exchange Ratio, we observed that both companies operated at a loss in 2007 and 2008 and are projected to do so in 2009. Accordingly, an exchange ratio based on earnings is not feasible. We also observed that with the current volatile markets and adverse trends in real estate land values and bank values, which are the primary assets of the two companies, it would be very difficult to calculate a credible exchange ratio based on estimated and volatile market values of their assets. We observed that there have been very few, if any, recent M&A transactions between bank holding companies and real estate development companies whose transaction pricing might be used as a comparison for this proposed transaction. In view of these factors, we determined that an exchange ratio based on the book values of the two companies, as proposed by BFC, is the most feasible method determining the Exchange Ratio for the proposed merger.

WHC and BFC both have public markets for their shares. BFC Class A shares (BFCF) and WHC’s Class A shares (WDGH) trade on the NASDAQ markets in very light volumes. BFC’s average trading volume per day is 6,000 shares and WHC’s is 2,000 shares. While the market prices of thinly traded stocks do not necessarily reflect the fair market value (“FMV”) of a company’s shares, on a given day, they reflect, over time, the major trends in values created either by economic conditions and/or the operations of their respective companies as have the shares of WHC and BFC.

We observed that the average share prices for the two companies for the month of June were $1.32 and $0.41 for WHC and BFC, respectively, and that their prices represented a ratio of 3.22. These market prices for the shares of the two companies, during this thirty day period, tended to support the Exchange Ratio of 3.47 as determined by the book value for book value exchange ratio.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us by the companies, and we have not preformed any independent verification of such information. We have relied upon the assurances of the management of both companies that they are not aware of any circumstances that would make such information inaccurate or misleading. We have not conducted a physical inspection of the properties and facilities of WHC and have not made any evaluation of its assets and/or liabilities. Our opinion, necessarily, is based upon the economic conditions as they existed as of the date of this letter.

We are an independent investment banking firm and our firm has no ownership interest in WHC or BFC. No other party has contributed professional assistance to the preparation of this report, and our fees are not contingent upon the consummation of the proposed merger. We have served as financial advisor to WHC in connection with the proposed merger and have received a fee from WHC for our services. A portion of our total fee will be payable upon delivery of this written opinion. WHC has indemnified us for certain liabilities that may arise out of the rendering of this opinion.

The preparation of a fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstance. In arriving at our opinion, we did not attribute any particular weight to any one factor but rather made judgments as to the relative significance of each. We believe that our opinion must be considered as a whole and that not doing so could create a misleading view of the process underlying our opinion. We encourage the WHC stockholders to read the entire opinion.

Annex C-2

This letter has been prepared for the exclusive use of the Board of Directors of WHC and may not be used for any other purpose without our consent. However, it may be included in its entirety in any filing with the SEC in connection with the proposed merger.

Based upon and subject to the foregoing, we are of the opinion as of this date that, from a financial point of view, the consideration to be paid to the stockholders of WHC in the proposed merger with BFC is fair to the WHC stockholders.

Sincerely,

/s/  Benjamin C. Bishop, Jr.
Chairman
ALLEN C. EWING & CO.

Annex C-3

Annex D

FORM OF ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
BFC FINANCIAL CORPORATION

The Amended and Restated Articles of Incorporation, as amended, of BFC FINANCIAL CORPORATION, a Florida corporation (the “Corporation”), are hereby amended pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, and such amendments are set forth as follows:

1. The first sentence of the second paragraph of Article IV is hereby deleted in its entirety and replaced with the following:

“Special Class A Common Stock. The Corporation is authorized to issue 150,000,000 shares of Special Class A Common Stock at a par value of $.01 per share.”

2. The first paragraph of Section 6 of Article V is hereby deleted in its entirety and replaced with the following:

“1. Designation and Amount. The shares of such series shall be designated “Class A Common Stock” (the “Class A Common Stock”) and the number of shares constituting such series shall be 150,000,000.”

Annex D-1

Annex E

FORM OF BY-LAWS
OF
BFC FINANCIAL CORPORATION
(as amended on December 3, 2007, February 11, 2008 and          , 2009)

ARTICLE I

MEETINGS OF SHAREHOLDERS

Section 1.  Annual Meeting.  The annual meeting of the shareholders of this Corporation shall be held at the time and place designated by the Board of Directors of the Corporation. The annual meeting of the shareholders for any year shall be held no later than thirteen months after the last preceding annual meeting of shareholders. Business transacted at the annual meeting shall include the election of directors of the Corporation.

Section 2.  Special Meetings.  Special meetings of the shareholders shall be held when directed by the President or the Board of Directors or when requested in writing by the holders of not less than ten percent of all the shares entitled to vote at the meeting. A special meeting requested by shareholders shall be called for a date not less than ten nor more than sixty days after the request is made, unless (in the case of the sixty day maximum) the shareholders requesting the meeting designate a later date and unless (in the case of the ten day minimum) the number of shareholders constituting a quorum shall waive the ten day minimum notice period. The call for the meeting shall be issued by the Secretary, unless the President, Board of Directors or shareholders requesting the meeting shall designate another person to do so.

Section 3.  Notice.  Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered not less than ten nor more than sixty days before the meeting, unless the number of shareholders constituting a quorum shall waive the ten day minimum notice period. The notice shall be delivered personally or by first class mail by or at the direction of the President, the Secretary or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 4.  Place.  Meetings of shareholders may be held within or without the State of Florida.

Section 5.  Closing of Transfer Books and Fixing Record Date. The Board of Directors may fix in advance a date as the record date for the determination of shareholders for any purpose. Such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

Section 6.  Voting Record.   The Secretary shall make, at least ten days before each meeting of shareholders, a complete list of shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number and class and series, if any, of shares held by each. The list shall be kept on file at the principal place of business of the Corporation for a period of ten days prior to such meeting. Any shareholder shall be entitled to inspect the list during usual business hours and said list shall be available at the time and place of the meeting and shall be subject to inspection by any shareholder at any time during the meeting. This Section 6 shall not be applicable, however, if, as of the record date established pursuant to Section 5 of Article I hereof, the Corporation has less than six shareholders.

Section 7.  Shareholder Quorum and Voting.

a. A majority of the shares entitled to vote represented in person or by proxy shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item

Annex E-1

of business by that class or series. If a quorum is present, the affirmative vote of a majority of the shares (or, when applicable, a class or series of stock) represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by the Florida General Corporation Act, as amended from time to time.

b. After a quorum has been established at a shareholders’ meeting, the subsequent withdrawal of shareholders so as to reduce the number of shareholders entitled to vote at the meeting below the number required for a quorum shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 8.  Voting of Shares.

a. Each outstanding share of Common and/or Preferred stock shall have only such voting rights as are specified by the Board of Directors in connection with the designation of each series of Common Shares and/or Preferred Shares which is authorized and issued pursuant to Article III of the Articles of Incorporation. If the voting rights so designated with respect to each series provide for more or less than one vote for any such share in the series, every reference herein to a majority or other proportion of shares shall refer to such a majority or other proportion of votes entitled to be cast.

b. Treasury shares, shares of stock of this Corporation owned by another corporation the majority of voting stock of which is owned or controlled by this Corporation, and shares of stock of this Corporation held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

c. A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

d. At each election for directors, every shareholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote or, if cumulative voting is authorized by the Board of Directors in connection with the designation of any series of Common Shares and/or Preferred Shares which is authorized and issued pursuant to Article III of the Articles of Incorporation, to accumulate his votes by giving one candidate as many votes as the number of directors to be elected at that time multiplied by the number of his votes shall produce or by distributing such votes on the same principle among any number of such candidates.

e. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent or proxy designated by the By-laws of the corporate shareholder or, in the absence of any applicable by-law, by such person as the board of directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the By-laws or other instrument of the corporate shareholder. In the absence of any such designation or in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Section 9.  Proxies.

a. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting or a shareholder’s duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy.

b. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise required by applicable law.

Section 10.  Action by Shareholders Without a Meeting.

a. Any action required by law, these By-Laws or the Articles of Incorporation of this Corporation to be taken at any annual or special meeting of shareholders of the Corporation or any action which may be taken at

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any annual or special meeting of such shareholders may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class or series of shares is entitled to vote thereon as a class or series, such written consent shall be required of the holders of a majority of the shares of each class or series of shares entitled to vote as a class or series thereon and of the total shares entitled to vote thereon.

b. Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided under applicable law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of applicable law regarding the rights of dissenting shareholders.

Section 11.  New Business.

a. To be properly brought before any annual meeting of the shareholders, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation (A) who is a shareholder of record on the date of the giving of the notice provided for in this Section 11 and on the record date for the determination of shareholders entitled to vote at such meeting and (B) who complies with the notice procedures set forth in this Section 11. In addition to any other applicable requirements, including but not limited to the requirements of Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, for business to be properly brought before any annual meeting of the shareholders by a shareholder pursuant to clause (iii) of this Section 11(a), such shareholder must have given timely notice thereof in proper written form to the Secretary.

b. To be timely, a shareholder’s notice to the Secretary pursuant to clause (iii) of Section 11(a) must be delivered to or mailed and received at the principal office of the Corporation, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the shareholders; provided, however, that in the event that the annual meeting of the shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting of the shareholders is mailed or such public disclosure of the date of the annual meeting of the shareholders is made, whichever first occurs.

c. To be in proper written form, a shareholder’s notice to the Secretary pursuant to clause (iii) of Section 11(a) must set forth as to each matter such shareholder proposes to bring before the annual meeting of the shareholders (i) a brief description of the business desired to be brought before the annual meeting of the shareholders and the reasons for conducting such business at the annual meeting of the shareholders, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such shareholder, together with evidence reasonably satisfactory to the Secretary of such beneficial ownership, (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their name or names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business, (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting of the shareholders to bring such business before the annual meeting of the shareholders and (vi) any material interest of the shareholder proposing to bring such business before such annual meeting of the shareholders (or any other shareholders known to be supporting such proposal) in such proposal.

d. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at the annual meeting of the shareholders except business brought before such meeting in accordance with the

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procedures set forth in this Section 11; provided, however, that, once business has been properly brought before such annual meeting of the shareholders in accordance with such procedures, nothing in this Section 11 shall be deemed to preclude discussion by any shareholder of any such business. If the Chairman of such meeting determines that business was not properly brought before the annual meeting of the shareholders in accordance with the foregoing procedures, then the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

ARTICLE II

DIRECTORS

Section 1.  Function.  All corporate powers shall be exercised by or under the authority of and the business and affairs of a corporation shall be managed under the direction of the Board of Directors.

Section 2.  Qualification.   Directors need not be residents of this State or shareholders of this Corporation.

Section 3.  Compensation.  The Board of Directors shall have authority to fix the compensation of the directors.

Section 4.  Duties of Directors.

a. A director shall perform his duties as a director, including his duties as a member of any committee of the Board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

b. In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared by and presented by:

(i) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(ii) counsel, public accountants or other persons as to matters which the director reasonably believes to be within such person’s professional or expert competence; or

(iii) a committee of the Board upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or the By-Laws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

c. A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

d. A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a director of the Corporation.

e. The Board of Directors shall elect a Chairman to preside at all meetings of the Board and at all shareholder meetings and to fix the dates of meetings of the Board. In the absence of the President and upon the request of a majority of the Board of Directors, the Chairman may assume the authority of the President, as stated in these By-Laws, and transact any business in which the President would otherwise be permitted to engage.

Section 5.  Presumption of Assent.  A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6.  Number.  This Corporation shall have not less than three (3) nor more than fifteen (15) directors as determined by the Board of Directors. The number of directors may be increased or decreased

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from time to time by amendment to these By-Laws, but no decrease shall have the effect of shortening the terms of any incumbent director.

Section 7.  Election and Term.  Each director hereafter elected to the Board of Directors shall hold office for a term expiring at the Corporation’s next annual meeting of shareholders.

Section 8.  Vacancies.  Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected or appointed to fill a vacancy caused by the resignation or removal of a director shall hold office for the same term as that to which such director’s predecessor was elected or appointed. In the case of a director elected or appointed to fill a vacancy created by reason of an increase in the number of directors, the director shall serve for a term expiring at the Corporation’s next annual meeting of shareholders.

Section 9.  Removal of Directors.  At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Section 10.  Quorum and Voting.  A majority of the number of directors fixed by these By-Laws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 11.  Director Conflicts of Interest.

a. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of the directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(i) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

(ii) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(iii) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the board, a committee or the shareholders.

b. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 12.  Executive and Other Committees.

a. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no committee shall have the authority to:

(i) approve or recommend to shareholders actions or proposals required by law to be approved by shareholders;

(ii) designate candidates for the office of director, for purposes of proxy solicitation or otherwise;

(iii) fill vacancies in the Board of Directors or any committee thereof;

(iv) amend the By-Laws;

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(v) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors; or

(vi) authorize or approve the issuance or sale of or any contract to issue or sell shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, the designation thereof may, pursuant to a general formula or method specified by the Board of Directors, by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including without limitation the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, voting or preferential rights and provisions for other features of a class of shares or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

b. The Board of Directors, by resolution adopted in accordance with this section, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 13.  Chairman of the Board.  The Board of Directors shall elect a Chairman to preside at all meetings of the Board and at all shareholder meetings and to fix the dates of meetings of the Board. In the absence of the President and upon the request of a majority of the Board of Directors, the Chairman may assume the authority of the President, as stated in these By-Laws, and transact any business in which the President would otherwise be permitted to engage.

Section 14.  Place of Meetings.  Regular and special meetings of the Board of Directors and Executive and other committees, created pursuant to Section 12 of Article II hereof, may be held within or without the State of Florida.

Section 15.  Time, Notice and Call of Meetings.

a. Written notice of the time and place of regular and special meetings of the Board of Directors shall be given to each director by either personal delivery, telegram, telephone or cablegram at least two days before the meeting or by notice mailed to the director at least five days before the meeting.

b. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

c. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

d. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

e. Meetings of the Board of Directors may be called by the Chairman of the Board, by the President of the Corporation or by any two directors.

f. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment y means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 16.  Action Without a Meeting.  Any action required to be taken at a meeting of the directors of the Corporation or any action which may be taken at a meeting of the directors or a committee thereof, may

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be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all the directors or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote.

Section 17.  Resignation of Directors.  Any director may resign from the Board of Directors upon written notice being given to the President and Chairman of the Board. The resignation is effective upon receipt of the written notice by the President or the Chairman, except that resignations received after notice has been given of a Board of Director’s meeting shall not be effective until subsequent to that meeting or sooner if approved by the then remaining Board members.

Section 18.  Expenses and Salaries of Directors.  By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 19.  Nomination of Directors.

a. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Articles of Incorporation or as may otherwise be required by applicable law or regulation. Nominations of persons for election to the Board of Directors may be made at any annual meeting of the shareholders, or at any special meeting of the shareholders called for the purpose of electing directors, (i) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (ii) by any shareholder of the Corporation (A) who is a shareholder of record on the date of the giving of the notice provided for in this Section 19 and on the record date for the determination of shareholders entitled to vote at such meeting and (B) who complies with the notice procedures set forth in this Section 19. In addition to any other applicable requirements, for a nomination to be made by a shareholder pursuant to clause (ii) of this Section 19(a), such shareholder must have given timely notice thereof in proper written form to the Secretary.

b. To be timely, a shareholder’s notice to the Secretary pursuant to clause (ii) of Section 19(a) must be delivered to or mailed and received at the principal office of the Corporation (i) in the case of an annual meeting of the shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the shareholders; provided, however, that in the event that the annual meeting of the shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting of the shareholders is mailed or such public disclosure of the date of the annual meeting of the shareholders is made, whichever first occurs, or (ii) in the case of a special meeting of the shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting of the shareholders is mailed or public disclosure of the date of the special meeting of the shareholders is made, whichever first occurs.

c. To be in proper written form, a shareholder’s notice to the Secretary pursuant to clause (ii) of Section 19(a) must set forth (i) as to each person whom the shareholder proposes to nominate for election as a director, (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (ii) as to the shareholder giving the notice, (A) the name and record address of such shareholder, (B) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such shareholder, together with evidence reasonably satisfactory to the Secretary of such beneficial ownership, (C) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person(s) (including their name(s)) pursuant to which the nomination(s) are to be made by such shareholder, (D) a representation that such

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shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and (E) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

d. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 19. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, then the Chairman of the meeting shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

ARTICLE III

OFFICERS

Section 1.  Officers.  The officers of this Corporation shall consist of a President, Vice President, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person. The failure to elect any of the aforesaid officers shall not effect the existence of this Corporation.

Section 2.  Duties.  The officers of this Corporation shall have the following duties:

a. The President shall be the chief executive officer of the Corporation, shall have general and active management of the business and affairs of the Corporation subject to the directions of the Board of Directors and shall preside at all meetings of the stockholders and Board of Directors.

b. The Vice President shall have duties and powers incident to the specific area of employment and shall have such other powers and duties as may be prescribed by the President or Board of Directors. In the event of incapacity of the President, the Vice President may be designated by the Board of Directors to perform such duties of the President as the Board shall prescribe.

c. The Secretary shall have custody of and maintain all of the corporate records, except the financial records, shall record the minutes of all meetings of the stockholders and Board of Directors, shall send all notices of meetings out and shall perform such other duties as may be prescribed by the Board of Directors or the President.

d. The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of stockholders and whenever else required by the Board of Directors or the President and shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 3.  Delegation of Duties.  In the case of the absence of an officer of the Corporation or for any other reason that the Board may deem sufficient, the Board may delegate for the time being the powers and duties of such officers to any other officer or officers or to any director or directors or to any other individual or individuals.

Section 4.  Removal of Officers.

a. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever in its judgment the best interests of the Corporation will be served thereby.

b. Any officer or agent elected by the shareholders may be removed only by vote of the directors to remove such officer or agent.

c. Any vacancy, however occurring, in any office may be filled by the Board of Directors.

d. Removal, as provided in this section, shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not, in and of itself, create contract rights.

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Section 5.  Salary of Officers.  The salaries of the officers shall be fixed from time to time by the Board of Directors or the executive committee. No officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

ARTICLE IV

STOCK CERTIFICATES

Section 1.  Issuance.  Shares of capital stock of the Corporation may, but need not, be represented by certificates. No certificate shall be issued for any share until such share is fully paid.

Section 2.  Form.

a. Certificates representing shares in this Corporation shall be signed by the President or Vice President and Secretary or an Assistant Secretary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the President or Vice President and Secretary or Assistant Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

b. Every certificate representing shares issued by this Corporation shall set forth or fairly summarize upon the face or back of the certificate or shall state that the Corporation will furnish to any shareholder, upon request and without charge, a full statement of the designations, preferences, limitations and relative rights of the shares of each class or series authorized to be issued and the variations in the relative rights and preferences between the shares of each series so far as the same have been fixed and determined and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series.

c. Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate or shall state that the Corporation will furnish to any shareholder, upon request and without charge, a full statement of such restrictions.

d. Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of this State; the name of the person or persons to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate or a statement that the shares are without par value.

Section 3.  Lost, Stolen or Destroyed Certificates.  The Corporation may, but need not, issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate

a. Makes proof in affidavit form that it has been lost, destroyed or wrongfully taken;

b. Requests the issue of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim;

c. Gives bond in such form as the Corporation may direct to indemnify the Corporation, the transfer agent and registrar against any claim that may be made on account of the alleged loss, destruction or theft of a certificate; and

d. Satisfies any other reasonable requirements imposed by the Corporation.

In the event the holder of record of the lost, stolen or destroyed certificate complies with subsections (a) — (d) of this section and the Corporation does not issue a new certificate in the place of such lost, stolen or destroyed certificate because the Board of Directors has authorized the class or series of capital stock of the Corporation to which the shares represented by the lost, stolen or destroyed certificate belong be uncertificated, then the Corporation shall send the person otherwise entitled thereto the written statement required by Section 4 of this Article IV.

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Section 4.  Shares of Stock Without Certificates.   The Board of Directors may authorize the issuance of some or all of the shares of any or all of the classes or series of capital stock of the Corporation without certificates. The authorization shall not affect shares of stock already represented by certificates until and unless said certificates are surrendered to the Corporation or its transfer agent. Within a reasonable time after the issuance or transfer of shares without certificates, the Corporation shall send the holder thereof a written statement of the information required on certificates of stock by applicable law or these Bylaws.

ARTICLE V

BOOKS AND RECORDS

Section 1.  Books and Records.

a. The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

b. This Corporation shall keep at its registered office or principal place of business or at the office of its transfer agent or registrar a record of its shareholders, giving the names and addresses of all shareholders and the number, class and series, if any, of the shares held by each.

c. Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2.  Shareholders’ Inspection Rights.   Any person who shall have been a holder of record of shares or of voting certificates there for at least six months immediately preceding his demand or shall be the holder of record of or the holder of record of voting trust certificates for at least five percent of the outstanding shares of any class or series of the Corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, its relevant books and records of accounts, minutes and records of shareholders and to make extracts therefrom.

Section 3.  Financial Information.

a. Unless modified by a resolution of the stockholders not later than four months after the close of each fiscal year, this Corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year and a profit and loss statement showing the results of the operations of the Corporation during its fiscal year.

b. Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

c. The balance sheet and profit and loss statements shall be filed in the registered office of the Corporation in this State, shall be kept for at least five years and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

ARTICLE VI

DIVIDENDS

The Board of Directors of this Corporation may, from time to time, declare and the Corporation may pay dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the Articles of Incorporation, subject to the following provisions:

a. Dividends in cash or property may be declared and paid, except as otherwise provided in this section, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, howsoever arising, but each dividend paid out of capital surplus shall be identified as a

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distribution of capital surplus and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

b. Dividends may be declared and paid in the Corporation’s own treasury shares.

c. Dividends may be declared and paid in the Corporation’s own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(i) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(ii) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

d. No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the Articles of Incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

e. A split-up or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this section.

f. Dividends shall be payable only with respect to such series of Common Shares and/or Preferred Shares and subject to such restrictions as the Board of Directors shall so designate pursuant to Article VI of the Articles of Incorporation.

ARTICLE VII

AMENDMENT

The By-laws may be amended by a majority vote of either the Board of Directors or the shareholders eligible to vote; provided, however, that the Board of Directors may not amend or repeal any by-law adopted by shareholders if the shareholders specifically provide that such by-law is not subject to amendment or repeal by the board of directors.

ARTICLE VIII

INDEMNIFICATION

This Corporation shall indemnify any and all of its directors, officers, employees or agents or former directors, officers, employees or agents or any person or persons who may have served at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise in which it owns shares of capital stock or of which it is a creditor to the full extent permitted by law. Said indemnification shall include but not be limited to the expenses, including the cost of any judgments, fines, settlements and counsel fees, actually paid or incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeals thereof, to which any such person or his legal representative may be made a party or may be threatened to be made a party by reason of his being or having been a director, officer, employee or agent as herein provided. The foregoing right of indemnification shall not be exclusive of any other rights to which any director, officer, employee or agent may be entitled as a matter of law.

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Annex F

SECTIONS 607.1301 TO 607.1333 OF THE FLORIDA BUSINESS CORPORATION ACT

607.1301. Appraisal rights; definitions

The following definitions apply to ss. 607.1302 - 607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322 - 607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302. Right of shareholders to appraisal

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

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(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

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(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the

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member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

607.1303. Assertion of rights by nominees and beneficial owners

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320. Notice of appraisal rights

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301 — 607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

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(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321. Notice of intent to demand payment

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322. Appraisal notice and form

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

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5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301 — 607.1333.

607.1323. Perfection of rights; right to withdraw

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324. Shareholder’s acceptance of corporation’s offer

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326. Procedure if shareholder is dissatisfied with offer

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4 must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2 waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1330. Court action

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the

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proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331. Court costs and counsel fees

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

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607.1332. Disposition of acquired shares

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333. Limitation on corporate payment

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 607.0850 of the Florida Business Corporation Act and the Amended and Restated Articles of Incorporation and By-laws of the registrant provide for indemnification of each of the registrant’s directors and officers against claims, liabilities, amounts paid in settlement and expenses if such director or officer is or was a party to any proceeding by reason of the fact that such person is or was a director or officer of the registrant or is or was serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at the request of the registrant, which may include liabilities under the Securities Act. In addition, the registrant carries insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of the registrant, which acts may also include liabilities under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:

Exhibit
Number		Exhibit Description

2.1		Agreement and Plan of Merger, dated as of July 2, 2009, by and among BFC Financial Corporation, WDG Merger Sub, LLC and Woodbridge Holdings Corporation (included as Annex A to the joint proxy statement/prospectus that forms a part of this registration statement)
3	.1.1	Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective October 8, 1997 (incorporated by reference to Exhibit 3.1 to BFC Financial Corporation’s Registration Statement on Form 8-A, filed with the SEC on October 16, 1997)
3	.1.2	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective June 18, 2002 (incorporated by reference to Exhibit 4 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on June 18, 2002)
3	.1.3	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective April 15, 2003 (incorporated by reference to Appendix B to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 18, 2003)
3	.1.4	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective February 7, 2005 (incorporated by reference to Appendix A to BFC Financial Corporation’s Definitive Information Statement on Schedule 14C, filed with the SEC on January 18, 2005)
3	.1.5	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective June 22, 2004, as amended on December 17, 2008 (incorporated by reference to Exhibit 3.1 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on December 18, 2008)
3	.1.6	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective May 19, 2009 (incorporated by reference to Appendix A to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2009)
3	.1.7	Form of Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation to become effective as of the effective time of the merger described in this registration statement (included as Annex D to the joint proxy statement/prospectus that forms a part of this registration statement)
3	.2.1	By-laws of BFC Financial Corporation, as amended (incorporated by reference to Exhibit 3.3 to BFC Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008)
3	.2.2	Form of By-laws of BFC Financial Corporation, as amended, to become effective as of the effective time of the merger described in this registration statement (included as Annex E to the joint proxy statement/prospectus that forms a part of this registration statement)

Exhibit
Number		Exhibit Description

5	.1*	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. regarding the legality of the securities being issued
8	.1*	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. relating to tax matters (included in Exhibit 5.1)
23.1		Consent of PricewaterhouseCoopers LLP relating to BFC Financial Corporation’s consolidated financial statements
23.2		Consent of PricewaterhouseCoopers LLP relating to Woodbridge Holdings Corporation’s consolidated financial statements
23.3		Consent of Ernst & Young LLP relating to Bluegreen Corporation’s consolidated financial statements
23	.4*	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page of this registration statement)
99	.1*	Form of BFC Financial Corporation proxy cards
99	.2*	Form of Woodbridge Holdings Corporation proxy card
99.3		Unaudited financial statements of Bluegreen Corporation for the three months ended March 31, 2008 and 2009
99.4		Audited financial statements of Bluegreen Corporation for the years ended December 31, 2006, 2007 and 2008

*	To be filed by amendment.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida on July 20, 2009.

BFC FINANCIAL CORPORATION

By:	/s/ Alan B. Levan
Alan B. Levan,
Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan B. Levan and John E. Abdo, and each of them acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution ,for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all documents relating to this registration statement, including any and all amendments and supplements thereto, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Alan B. Levan Alan B. Levan	Chairman, Chief Executive Officer and President	July 20, 2009

/s/ John E. Abdo John E. Abdo	Vice-Chairman	July 20, 2009

/s/ John K. Grelle John K. Grelle	Executive Vice President and Chief Financial Officer	July 20, 2009

/s/ Maria R. Scheker Maria R. Scheker	Chief Accounting Officer	July 20, 2009

/s/ D. Keith Cobb D. Keith Cobb	Director	July 20, 2009

/s/ Oscar Holzmann Oscar Holzmann	Director	July 20, 2009

/s/ Neil Sterling Neil Sterling	Director	July 20, 2009

EXHIBIT INDEX

Exhibit
Number		Exhibit Description

2.1		Agreement and Plan of Merger, dated as of July 2, 2009, by and among BFC Financial Corporation, WDG Merger Sub, LLC and Woodbridge Holdings Corporation (included as Annex A to the joint proxy statement/prospectus that forms a part of this registration statement)
3	.1.1	Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective October 8, 1997 (incorporated by reference to Exhibit 3.1 to BFC Financial Corporation’s Registration Statement on Form 8-A, filed with the SEC on October 16, 1997)
3	.1.2	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective June 18, 2002 (incorporated by reference to Exhibit 4 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on June 18, 2002)
3	.1.3	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective April 15, 2003 (incorporated by reference to Appendix B to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 18, 2003)
3	.1.4	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective February 7, 2005 (incorporated by reference to Appendix A to BFC Financial Corporation’s Definitive Information Statement on Schedule 14C, filed with the SEC on January 18, 2005)
3	.1.5	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective June 22, 2004, as amended on December 17, 2008 (incorporated by reference to Exhibit 3.1 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on December 18, 2008)
3	.1.6	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective May 19, 2009 (incorporated by reference to Appendix A to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2009)
3	.1.7	Form of Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation to become effective as of the effective time of the merger described in this registration statement (included as Annex D to the joint proxy statement/prospectus that forms a part of this registration statement)
3	.2.1	By-laws of BFC Financial Corporation, as amended (incorporated by reference to Exhibit 3.3 to BFC Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 17, 2008)
3	.2.2	Form of By-laws of BFC Financial Corporation, as amended, to become effective as of the effective time of the merger described in this registration statement (included as Annex E to the joint proxy statement/prospectus that forms a part of this registration statement)
5	.1*	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. regarding the legality of the securities being issued
8	.1*	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. relating to tax matters (included in Exhibit 5.1)
23.1		Consent of PricewaterhouseCoopers LLP relating to BFC Financial Corporation’s consolidated financial statements
23.2		Consent of PricewaterhouseCoopers LLP relating to Woodbridge Holdings Corporation’s consolidated financial statements
23.3		Consent of Ernst & Young LLP relating to Bluegreen Corporation’s consolidated financial statements
23	.4*	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page of this registration statement)
99	.1*	Form of BFC Financial Corporation proxy cards
99	.2*	Form of Woodbridge Holdings Corporation proxy card
99.3		Unaudited financial statements of Bluegreen Corporation for the three months ended March 31, 2008 and 2009
99.4		Audited financial statements of Bluegreen Corporation for the years ended December 31, 2006, 2007 and 2008

*	To be filed by amendment.